Form 20-F
period 2005-05-31
Grandview Gold, Inc.
filed 2005-12-29
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 For the transition period from ____________ to ____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________________

GRANDVIEW GOLD INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

500 – 360 Bay Street, Toronto, Ontario Canada, M5H 2V6
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:
common shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 11,851,494

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☒ Item 18 ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant is a well-known seasoned issuer. Yes ☐ No ☒

- i -

- ii -

GLOSSARY

Following is a glossary of terms used throughout this Registration Statement.

assay	a precise and accurate analysis of the metal contents in an ore or rock sample

concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.

development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.

dilution

the contamination of ore with barren wall rock; this means that in extracting ore, rock is also extracted, which contains a lesser amount of the mineral than the ore, effectively reducing the grade of the ore.

exploration stage	All companies engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.

feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.

gold deposit	means a mineral deposit mineralized with gold.

inferred mineral resource

that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

lode mining	mining of gold bearing rocks, typically in the form of veins or stockworks mineral resource

a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects of economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams

patented mining claim	a claim to which a patent has been obtained from the government by compliance with laws relating to such claims.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria

- iii -

probable (indicated) reserves

Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

proven (measured) reserves

Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well- established.

reserve

that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals such as gold or silver

reverse circulation drill	a large machine that produces a continuous chip sample of the rock or material being drilled

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface

shear	a tabular zone of faulting within which the rocks are crushed and flattened

stockwork	multiple small veins of mineralization that have so penetrated a rock mass that the whole rock mass can be considered mineralized.

ton	short ton (2,000 pounds).

tonne	metric tonne (2,204.6 pounds).

trenching	the surface excavation of a linear trench to expose mineralization for sampling

vein	a tabular body of rock typically of narrow thickness and often mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres (km)	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams

- iv -

PART I

ITEM 1:      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

                     Not Applicable.

ITEM 2:      OFFER STATISTICS AND EXPECTED TIMETABLE

                     Not Applicable.

ITEM 3:      KEY INFORMATION

       3A. Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended May 31, 2005, 2004, 2003, 2002, and 2001 (audited), and the three month period ended August 31, 2005 (unaudited) which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ substantially from United States generally accepted accounting principles “(US GAAP”). Reference is made to Note 14 to the audited financial statements for the period ended May 31, 2005 in Item 17. Financial Statements for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

Table No. 1: Selected Financial Data

	Three	Three
	Months	Months	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	August 31,	August 31,	May 31,	May 31,	May 31,	May 31,	May 31,
(CAD$)	2005	2004	2005	2004	2003	2002	2001
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)	(audited)	(audited)
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	(255,905)	(48,611)	(1,485,564)	1,058	($213,473)	($146,025)	($85,318)
Basic Earning (Loss) Per	($0.02)	($0.01)	($0.14)	0.00	($0.07)	($0.04)	($0.116)
Share
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Period-end Shares	13,950,598	10,482,994	11,851,494	3,270,998	3,270,998	3,270,998	3,270,998
Cash	2,386,005	33,379	244,067	1	37	513	3,018
Working Capital	2,198,566	8,240	810,711	($56,032)	($87,090)	($97,607)	($73,182)
Mineral Properties	888,889	137,438	659,236	562	Nil	Nil	Nil
Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	7,142,938	3,628,765	4,781,750	3,378,444	3,378,444	3,378,444	3,378,444
Shareholders’ Equity	3,087,445	145,678	810,711	($56,032)	($57,090)	$142,393	$288,418
Total Assets	3,334,646	212,813	943,727	$10,819	$35,821	$246,307	$369,902

US GAAP
Net Income (Loss)	(485,558)	(185,487)	(1,743,463)	20,730	(124,893)	(24,925)	-
Income (Loss) Per Share	($0.04)	($0.03)	($0.16)	$0.01	($0.04)	($0.01)	-
Mineral Properties	400,775	Nil	400,775	Nil	Nil	Nil	-
Shareholders’ Equity	$2,599,341	$8,240	$552,250	($56,594)	($57,090)	$142,393	-
Total Assets	$2,846,532	$75,375	$685,266	$10,257	$35,821	$246,307	-

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CAD$).

Table No.2 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended May 31, the average rates for the period, and the range of high and low rates for the period. The data for each of the last six months is also disclosed.

For the purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2: U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
November 2005	-	1.1960	1.1656	1.1670
October 2005	-	1.1887	1.1611	1.1812
September 2005	-	1.1882	1.1611	1.1627
August 2005	-	1.2187	1.8889	1.1871
July 2005	-	1.2432	1.2051	1.2241
June 2005	-	1.2577	1.2256	1.2254
May 2005	-	1.2704	1.2372	1.2552
Fiscal Years Ended:
5/31/2005	1.2600	-	-	1.2510
5/31/2004	1.3428	-	-	1.3634
5/31/2003	1.5202	-	-	1.3695
5/31/2002	1.5653	-	-	1.3695
5/31/2001	1.5166	-	-	1.3695

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At November 22, 2005, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equalled $0.8520 in U.S. dollars (Source: The Wall Street Journal).

       3B. Capitalization and Indebtedness

Table No. 3 sets forth the capitalization and indebtedness of the Company at October 31, 2005 As at October 31, 2005 the Company had cash and cash equivalents of approximately $2,327,000. The Company had no debt outstanding to related parties at October 31, 2005, and had issued and outstanding 15,100,918 shares of common stock (“Shares”).

As at October 31, 2005

SHAREHOLDER’S EQUITY
Common-voting shares issued and outstanding	15,100,918
Contributed Surplus	$921,904
Retained earnings (deficit)	$(5,574,540)

Net stockholders’ Equity	$3,827,812

TOTAL CAPITALIZATION
Common-voting shares issued and outstanding	15,100,918
Warrants Outstanding	1,646,154
Stock Options Outstanding	1,275,000
Preferred Shares Outstanding	Nil
Capital Leases	Nil
Guaranteed Debt	Nil

       3C. Reasons For The Offer and Use Of Proceeds

Not Applicable.

       3D. Risk Factors

The business of the Company entails significant risks, and an investment in the Shares should be considered highly speculative for a variety of reasons. An investment in the Shares should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the usual risks associated with investment in a business, the following is a general description of significant risk factors, which should be considered.

We Have No Ongoing Mining Operations, None of our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit, We Have Never Received Any Revenues From Mining Operations, and Our Chances of Reaching the Development Stage on Any of our Properties is Remote.

Since our inception, we have never engaged in any mining operations and the Company has not generated any revenues from mining operations. Our activities have been limited to the highly speculative business of acquiring and exploring properties in the hope that commercial quantities of gold will be discovered. At the present time, none of our properties contain a known commercially mineable mineral deposit. We believe that the probability of our reaching the development stage on any of our properties is remote for a number of reasons. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to the following: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Because exploration properties rarely become producing mines, investors must be prepared for the possibility that we will be unsuccessful and that they could lose their entire investment.

In the remote possibility that we place any of our properties into production, of which there can be no assurance, we would face numerous risks associated with mining operations. These risks include adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, and the inability to maintain the infrastructure for our production activities. Mining and mining exploration is risky, presenting potentially dangerous conditions for workers. Large, heavy equipment and machinery is used and toxic substances are utilized and encountered in exploration, extraction, and processing. Misuse and accidents could result in serious injury and death to personnel. Such events could be caused by numerous factors including faulty equipment, unsafe practices, explosions, fires, natural phenomenon (such as lightening, mudslides, cave-ins, etc.), which may be impossible to avoid and protect against. In the event of any such misuse, accidents or natural disasters, personnel could be injured and killed, and mining operations suspended or terminated. In addition, any future development activities, of which there can be no assurance, would depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could make it very difficult, it not impossible, to engage in any development activities and force us to incur expenses that we had not planned on spending.

Because We Have No Revenue Producing Operations, We are Dependent Upon Our Ability to Raise Funds In Order to Stay In Business. Since inception, the Company has not generated any revenues from mining operations. As of August 31, 2005, the Company had an accumulated deficit of approximately $5.2 million. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds from external sources to maintain our interest in the Pony Creek/Elliott Dome Property, to acquire, explore, and if warranted, develop other mineral properties, participate in other projects and provide sufficient cash to fund operations. Our auditors have expressed doubt as to our ability to continue as a going concern. There is no assurance that we will be able to raise the funds on acceptable terms, or at all. If we do not raise these funds, we would be unable to pursue our planned business operations and investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

If We Do Not Make Substantial Payments in the Next Two Years, We Could Lose Our Right to Acquire a 60% Interest in the Pony Creek/Elliott Dome Property. In order to acquire our 60% interest in the Pony Creek/Elliott Dome Property, we are required to spend up to $1.5 million US by July 31, 2006 on exploration of the property, with an additional $2 million US due by August 31, 2007, if certain conditions are not met. Reference is made to Item 4D. Information on the Company: Property, Plants and Equipment, for a description of the Company’s obligations regarding its acquisition of a 60% interest in the Pony Creek/Elliott Dome Property from Mill City. At the present time, the Company does not have the necessary funds to pay for the exploration programs due by July 31, 2006. In the event the Company is unable to pay for the required exploration programs, it would forfeit its interest in the property, including any funds previously paid.

We Could Lose our Interest in the Pony Creek/Elliott Dome Property if Mill City Defaults on its Obligations. In 2004, we acquired from Mill City International Corporation (“Mill City”) an option to acquire a 60% interest in the Pony Creek/Elliott Dome Property, located in Elko County, Nevada. Mill City, in turn, acquired the Pony Creek/Elliott Dome Property in 2003 from Mr. Carl Pescio (“Pescio”). If Mill City defaults on its purchase obligations to Pescio, and such defaults are not cured, title to the claims would revert to Pescio. In such event, the Company’s option to acquire a 60% interest in the property could lapse, notwithstanding that the Company has fulfilled all of its obligations under its agreement with Pescio and Mill City. Reference is made to Item 4D. Information on the Company: Property, Plants and Equipment, for a description of the Company’s obligations regarding its acquisitions of a 60% interest in the Pony Creek/Elliott Dome Property from Mill City.

Title To Our Mining Properties Has Not Been Verified so Such Properties may be Subject to Prior Unregistered Liens, Agreements, Transfers or Claims, and may be Affected by Undetected Defects.

Although the title to the properties in which the Company holds interests were reviewed by or on behalf of us, and title opinions were delivered to us, no assurances can be given that there are no title defects affecting such properties. Our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company has not conducted surveys of the claims in which it holds direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

The Value of our Mineral Properties is Dependent Upon Commodity Prices Which Can Fluctuate Widely. The price of our Shares, our financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of gold, copper, or other minerals. Gold and other mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold or other mineral-producing countries throughout the world. The prices of gold or other minerals have fluctuated widely in recent years, and future serious price declines could cause continued exploration of our properties to be impracticable. Depending on the price of gold or other minerals, in the remote possibility that any of our properties enter commercial production, cash flow from such mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on gold or other mineral prices that are adequate to make these properties economic.

In addition to adversely affecting the Company’s reserve estimates, its ability to obtain financing, and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility, and operational requirements, of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation Which Would be Very Costly to Comply With. We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature. If our exploration activities uncover a commercially mineable mineral deposit, of which there can be no assurance, we plan to take the necessary steps to commence mining operations. Mining operations in the United States and Canada are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company's activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage, which it may elect not to insure against due to prohibitive premium costs and other reasons.

Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs. Exchange rate fluctuations may affect the costs that the Company incurs in its exploration activities. Gold and other minerals are generally sold in U.S. dollars. Since the Company principally raises funds in Canadian dollars, and the Company’s costs are incurred principally in US dollars, the appreciation of the U.S dollar against the Canadian dollar can increase the cost of gold and other mineral exploration and production in Canadian dollar terms.

In the event interest rates rise, liabilities of the Company tied to interest rates may rise, increasing the Company’s borrowing and operating costs. Additionally, a general rise in interest rates could adversely affect the Company’s ability to secure equity financing.

There is a Risk that we will be Unable to Compete for Mineral Properties, Investment Funds and Technical Expertise. Significant and increasing competition exists for the limited number of gold and other precious metal acquisition opportunities available in North, South and Central America and elsewhere in the world. As a result of this competition, some of which is with large, established mining companies with substantially greater financial and technical resources than us, we may be unable to acquire additional attractive precious metal mining properties on terms we consider acceptable. Moreover, this competition makes it more difficult for us to attract and retain mining experts, and to secure financing for our operations. Accordingly, there can be no assurance that our exploration and acquisition programs will be successful or result in any commercial mining operations.

We Do Not Have Insurance; We Will Not Be Able to Insure Against All Possible Risks. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Although the Company intends to obtain insurance to protect against certain risks in such amounts as it considers to be reasonable, it does not have any insurance at the present time. If and when insurance is obtained, of which there can be no assurance, the insurance will not cover all the potential risks associated with a mining Company’s operations. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

Adverse Government Policies and Environmental Risks Could Harm Our Business; The Amount of Capital Necessary to Meet All Environmental Regulations Associated with Our Exploration Programs Could Be In An Amount Great Enough to Force the Company to Cease Operations. Reference is made to “Item 4. Information on the Company. B. Business Overview.” for a discussion of the regulatory issues facing the Company. The current and anticipated future operations of the Company, including further exploration activities require permits from various U.S. governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, and developments of, our projects. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies. Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. There can be no assurance that the Company will be able to pursue such opportunities because of our officers and directors’ conflicts. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgists engineers and others. Similarly, there can be no assurance that the Company will be able to obtain necessary investment capital and technical resources because of our officers and directors’ conflicts. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

Our Management May Not Be Subject to U.S. Legal Process Making it Very Difficult for Investors to Sue in the United States. The enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected by the fact that all of our officers and directors are neither citizens nor residents of the United States. There can be no assurance that (a) U.S. stockholders will be able to effect service of process within the United States upon such persons, (b) U.S. stockholders will be able to enforce, in United States courts, judgments against such persons obtained in such courts predicated upon the civil liability provisions of United States federal securities laws, (c) appropriate foreign courts would enforce judgments of United States courts obtained in actions against such persons predicated upon the civil liability provisions of the federal securities laws, and (d) the appropriate foreign courts would enforce, in original actions, liabilities against such persons predicated solely upon the United States federal securities laws.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

(a)	Where the U.S. court, where the judgment was rendered, had no jurisdiction according to applicable Canadian law;

(b)

The judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

(c)	The judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

(d)

A dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

(e)	The outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

(f)	The judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

(g)	There has not been compliance with applicable Canadian law dealing with the limitation of actions.

Gold Prices are Volatile and Could Decline in which case Our Properties May Not be Economically Viable. Gold prices fluctuate so that there is no assurance, even if substantial quantities of gold are discovered, that our properties will, in the future, prove to be economically viable. The prices of precious and base metals fluctuate on a daily basis and have experienced volatile and significant price movements over short periods of time. Prices are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, central bank transactions, world supply for precious and base metals, international investments, monetary systems, and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased worldwide production due to improved mining and production methods. The effect of these factors cannot be accurately predicted, and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. There is no assurance that the price of gold (and of other precious and base metals) will be high enough so that our properties, assuming that we ever discover substantial quantities of gold, could be mined at a profit.

There is a Risk that Our Rights to Conduct Mining Explorations and Operations Could be Challenged by Third Parties Claiming Rights to Our Properties. We do not insure against third party actions claiming rights to explore and mine our properties. Accordingly, in the event that such a claim is made against us or our properties, our activities could be adversely affected. The costs of defending our title could be very time consuming and expensive with no guarantee that we would win. If such a claim is made, it may become difficult or impossible to either continue operations, if any, on the property being challenged and secure investment funds.

Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase. Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop, of which there can be no assurance. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

Our Stock Price Could be Volatile Causing Investors to Suffer Significant Losses If the Shares are Depressed or Illiquid when an Investor Desires to Sell his Shares. The market price of a publicly-traded stock, especially that of a mining exploration Company such as ours, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for mining exploration stocks, the strength of the economy generally, the availability of alternative investments, and the breadth of the public market for the stock. The market price of our Shares on the CNQ Exchange in Canada has been, and is likely to continue to be, volatile. Therefore, investors could suffer significant losses if our Shares are depressed or illiquid when an investor desires to sell Shares.

We Do Not Plan to Pay Any Dividends in the Foreseeable Future. The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based upon the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

The Company has Only One Full-Time Service Provider; We do Not Have a Full-Time Chief Financial Officer. The Company’s only full-time service provider is Ray Pecoskie, who is its President and Chief Executive Officer. We do not have a chief financial officer although Richard Brown, Chairman of the Board, is the head of the Financial Audit Committee and the books are held and monitored by Duguay & Ringler, an independent firm specializing in administrative and secretarial services for various companies. The loss of Mr. Pecoskie, for any reason, or our inability to attract and retain additional highly skilled employees, may adversely affect our business and future operations. We do not carry key-man insurance on any members of our management. Because of the increased obligations imposed by the Sarbanes-Oxley Act of 2002, the absence of a full-time CFO in the future will adversely affect the Company in the United States.

In the Event Mr. Ray Pecoskie, our President and Chief Executive Officer and sole Full-time Service Provider, Leaves the Company, Grandview would be Adversely Affected. In the event that Mr. Ray Pecoskie, our President and Chief Executive Officer, ceases to be employed by the Company, we would be materially and adversely affected. We are heavily dependent upon him. In the event his employment ceases, there is no assurance that a suitable replacement could be employed. The Company has no key-man life insurance or written consulting agreements with the Senior Officers or Directors; however the Company has secured the service of Ray Pecoskie through a service agreement dated June 1, 2004.

Future Sales of Common Shares by Existing Shareholders Could Cause the Price of our Shares to Decline. Sales of a large number of our Shares in the public markets, or the potential for such sales, could decrease the trading price of the Shares and could impair the Company’s ability to raise capital through future sales of Shares. The Company has previously issued Shares at effective prices per share, which are lower than what the Company’s Shares currently trade at. Accordingly, certain shareholders of the Company have an investment profit in the Shares that they may seek to liquidate. These sales of our Shares could cause the price of our Shares to decline.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Grandview Stockholders Because Such Persons Acting Together have the Ability to Control Substantially All Matters Submitted to Grandview Stockholders for Approval. The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to Grandview stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Grandview, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Exercise of Employee/Director/Consultant Options Could Adversely Affect Grandview Stockholders Through the Dilution of their Interests. Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its Directors, consultants, and sole employee options to purchase common-voting shares as non-cash incentives. To the extent that significant numbers of such options may be exercised, the interests of the other stockholders of the Company may be diluted.

If Grandview is Characterized as a Passive Foreign Investment Company, its U.S. Shareholders may Suffer Adverse Tax Consequences. As more fully described below in “Item 10.E.4 –United States Taxation” if for any taxable year our passive income, or our assets which produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences, including higher tax rates, to our U.S. shareholders. The issues relating to passive foreign companies are very complex and unfamiliar to most people. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Shares.

As a "foreign private issuer”, Grandview is Exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act, Possibly Resulting in Shareholders Having Less Complete and Timely Data. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data than would be provided for United States issuers, not exempt from such statues.

ITEM 4:      INFORMATION ON THE COMPANY

       4A. History and Development of the Company

Grandview Gold Inc. (the “Company”) was originally incorporated under the Corporation Act of Ontario on November 23, 1945 as Loisan Red Lake Gold Mines Limited. Grandview was primarily engaged in the mineral exploration and resource sector up to April 27, 1987, when trading of the Company’s securities was ceased by the Ontario Securities Commission, and the Company remained primarily inactive until November 1998. At that time, the Company decided to invest in the common shares of Navitrak International, a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview found this initiative to be unfavorable and spent the period between November 2001 and November 2003 re-evaluating the prospects of re-entering the mineral exploration and mining sector.

A Province of Ontario Articles of Amendment was filed on November 6, 1979, changing the name to Grandview Energy Resources Incorporated. On September 22, 1983, a second Article of Amendment changed the Company’s name to Consolidated Grandview Inc.

Consolidated Grandview Inc. (the predecessor of Grandview Gold Inc.) was issued a temporary cease trade order by the Ontario Securities Commission on April 16, 1987, which was subsequently extended by a Cease Trade Order (CTO) issued by the OSC on April 29, 1987. The CTO was issued because the Company failed to file financial statements in accordance with the required timing deadlines. At the time of the CTO, the common shares of the Company were quoted on the Over-the-Counter Automated Quotation System, a predecessor of the Canadian Dealer Network (“CDN”). Subsequent to the CTO, the Company remained more or less inactive until recently.

During 1998, the Company shifted its business focus from mineral exploration to operating as a merchant bank with a business plan to acquire significant equity in high technology companies with prospects for exceptional growth. At the time, the Company’s management team was better suited toward this type of initiative. In November 1998 an initial investment was carried out with Navitrak International Corporation (“Navitrak”), a public company whose common shares were quoted on the Canadian Dealing Network (“CDN”).

On November 2, 2000, the cease trade order referenced above was lifted and on February 4, 2003 the cease trade order was re-issued for late filing of financial statements. During this same period, the Company determined that the initiative to invest in high technology companies was unfavorable, as much of the technology industry became mired in a well-documented ‘tech burst’ that bottomed out in late 2001.As such, the Company decided to re-instate the original business mandate and build a team focussed on mineral exploration and development.

During 2003, the Company attracted a new management team including a new board of directors and prepared to seek out a viable exploration property beyond its existing patented mining claims located in the Red Lake Mining Area of northwestern Ontario. The Company also addressed all outstanding financial matters and prepared to submit a request to the OSC to lift the existing cease trade order.

The cease trade order was lifted on May 6, 2004 and subsequently, on July 6, 2004, the Company filed Articles of Amendment changing its corporate name to Grandview Gold Inc.

The Company’s executive office is located at:
360 Bay Street
Suite 500
Toronto, Ontario, M5H 2V6
Canada

Its registered and records office is located at Suite 500, 360 Bay Street, Toronto, Ontario, Canada. Its telephone number is (416) 486-3444.

The Company has financed its operations through the financings listed in the table shown below.

Table No. 3: Financings

Fiscal Year	Nature of Issuance	Number of Shares	Capital Raised
July 22, 2004	Private Placement (1)	120,000	$120,000
August 23, 2004	Private Placement (1)	150,000	$150,000
September 30, 2004	Private Placement (1)	175,000	$175,000
December 23, 2004	Private Placement (2)	1,005,000	$1,005,000
August 31, 2005	Private Placement (3)	2,099,104	$2,623,880
September 15, 2005	Private Placement (3)	590,320	$737,900
October 19, 2005	Private Placement (3)	400,000	$500,000
_____________________

(1)	Units sold as 1 common share for $1.00/share. No commissions paid.

(2)

Each unit consisted of 1 common share and ½ share purchase warrant. The units were sold for $1.00/unit. Each whole share purchase warrant is convertible to one common share at an exercise price of $1.50 until December 23, 2005. Commission was paid in the form of 100,000 warrants exercisable at $1.15 until December 23, 2005.

(3)

A total placement, raising $3,861,780 was completed in three closings in August, September and October of 2005. The 3 tranches were made up of two different unit offerings. 1,469,424 units were sold for $1.25/unit, each unit comprised of one common share and ½ share purchase warrant, each whole purchase warrant exercisable at an exercise price of $1.75/warrant for up to 12 months. The remainder of the placement was made up of 1,620,000 Flow Through units sold at $1.25/unit. Commission was paid at 8% of the gross proceeds and 308,942 warrants exercisable at $1.25 for 12 months.

The Company does not have an agent in the United States.

Capital Expenditures

The table below shows historical capital expenditures

Fiscal Year	Expenditures
Fiscal 2001	$361,100
Fiscal 2002	$240,000
Fiscal 2003	$30,000
Fiscal 2004	Nil
Fiscal 2005	Nil

       4B. Business Overview1

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Nevada and Canada. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) an option to acquire a 60% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) an option to acquire a 51% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (iii) a 100% interest in eleven mining claims located in Manitoba, Canada, (iv) a 100% interest in eight mining claims located in Red Lake, Ontario, Canada (the “Red Lake Property”), and (v) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”).

The Pony Creek Property and Elliott Dome Property are collectively referred to as the “Pony Creek/Elliott Dome Property.” The Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property and the Dixie Lake Property. In addition, on July 12, 2005 the Company signed a Letter of Intent with Goldcorp Inc. (“Goldcorp”), a company listed on the New York Stock Exchange and Toronto Stock Exchange, pursuant to which Goldcorp could earn a 60% interest in the Red Lake Property by incurring $100,000 of exploration expenditures within 18 months of the parties entering into a formal option agreement and joint venture agreement. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment - Red Lake Property, Ontario, for a discussion of the Letter of Intent and the proposed option and joint venture between the Company and Goldcorp. In addition, on September 30, 2005 the Company signed an Option Agreement with Marum Resources Inc. (“Marum”) granting the Company the right to acquire a 50% interest in the Gem Property, a property located near Manitoba, Canada, by incurring $250,000 in exploration expenditures on the property by September 30, 2007. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment – Gem Property, Manitoba, for a discussion of the Option Agreement with Marum. There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Our business is highly speculative. We are exploring for base and precious metals. Ore is rock-containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals, which can be sold at a profit.

Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straightforward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers. Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which can then be analyzed. This work is undertaken in staged programs, with each successive stage built upon the information gained in prior stages.

If exploration programs discover what appears to be an area, which may be able to be profitably mined, we will focus our activities on determining whether that is feasible, while at the same time continuing the exploratory activities to further delineate the location and size of this potential ore body.

Things that will be analyzed by us in making a determination of whether we have a deposit, which can be feasibly mined at a profit, include:

_____________________

1See Glossary on pages iii-iv for terms used throughout this Registration Statement.

1.	the amount of mineralization, which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;
2.	the expected mining dilution;
3.	the expected recovery rates in processing;
4.	the cost of mining the deposit;
5.	the cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;
6.	the costs to construct, maintain, and operate mining and processing activities;
7.	other costs associated with operations including permit and reclamation costs upon cessation of operations;
8.	the costs of capital;
9.	the costs involved in acquiring and maintaining the property; and
10.

the price of the precious or base minerals. For example, the price of one ounce of gold for the years 1999-2004 ranged from a low of $271 U.S. in 2001, to a high of $ 454.20 U.S. in 2004. At November 22, 2005, the closing price of gold was $492.60 U.S. per ounce. Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

·	seeking to sell the deposit or the Company to third parties;
·	entering into a joint venture with larger mining company to mine the deposit; or
·	placing the property into production ourselves.

There can be no assurance, that we will discover any precious or base metals, establish the feasibility of mining a deposit, or, if warranted, develop a property to production and maintain production activities, either alone or as a joint venture participant. Furthermore, there can be no assurance that we would be able to sell either the deposit or the Company on acceptable terms, or at all, enter into such a joint venture on acceptable terms, or be able to place a property into production ourselves. If we do enter actual mining operations, which is unlikely in the near future, our operations will be subject to various factors and risks generally affecting the mining industry, many of which are beyond our control. These include the price of precious or base metals declining, the possibility that a change in laws respecting the environment could make operations unfeasible, or our ability to conduct mining operations could be adversely affected by government regulation. Reference is made to Item 3D. Key Information: Risk Factors.

Prior to commencing any exploration activities in any of the State of Nevada, the Province of Manitoba, or the Province of Ontario, the Company or the party intending to carry out a work program on a mineral property is required to apply to the appropriate local government agencies for a number of permits or licenses related to mineral exploration activities. These permits or licenses include water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licenses, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or license.

As part of the permit or licensing requirements, the applicant is required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2005 exploration season. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in the State of Nevada and the Provinces of Manitoba and Ontario.

       4C. Organizational Structure

               The Company has no subsidiaries.

       4D. Property, Plants and Equipment

General

To date, the Company’s only mining interests are (i) an option to acquire a 60% interest in the Pony Creek Property and Elliott Dome Property, both located in Nevada, (ii) an option to acquire a 51% interest in the Dixie Lake Property, Red Lake Mining Division, Ontario (iii) a 100% interest in eleven mining claims located in Bissett, Manitoba, Canada (iv) a 100% interest in eight mining claims located in Red Lake, Ontario, Canada., and (v) an option to acquire a 50% interest in the Gem Property, a property located near Manitoba, Canada.

The Pony Creek Property and Elliott Dome Property are collectively referred to as the “Pony Creek/Elliott Dome Property.” Though the Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property, the Company is required to spend a minimum of $300,000 on exploration of the Dixie Lake Property by July 2007, pay $75,000 to the optionee of the Dixie Lake by July 2007, incur $250,000 of exploration expenditures on the Gem Property by September 30, 2007, and has budgeted $50,000 over the next twelve months for exploration of the property in Bissett, Manitoba, Canada.

There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

       4D.1. Pony Creek/Elliott Dome Property, Elko County, Nevada

The Company originally acquired its option to acquire a 60% interest in the Pony Creek/Elliott Property pursuant to a Letter Agreement among Mill City International Corporation (“Mill City”), the Company, and Mr. Carl A. Pescio (“Pescio”) dated July 15, 2004, as amended December 3, 2004 (the “Letter Agreement”). The Letter Agreement has since been superseded by a formal Option Agreement between the Company and Mill City dated April 13, 2005 (the “Option Agreement”). The Pony Creek/Elliott Property currently consists of 678 unpatented lode mining claims, each about 20 acres in size, totalling approximately 13,560 acres (5,488 hectares).

The Company believes the Pony Creek/Elliott Property has the potential for a commercial gold deposit. However, the property does not contain a known commercially mineable mineral deposit, otherwise referred to as “ore.” Mill City acquired a 100% interest in the Pony Creek/Elliott Property pursuant to agreements with Pescio dated June 1, 2003 and August 28, 2003, as amended May 15, 2004, August 2, 2004, and December 17, 2004 and further expanded the project to its current size through additional staking. To acquire its interest, Mill City (i) paid Pescio $60,000 US, (ii) issued Pescio 200,000 of its common shares, and (iii) granted Pescio a net smelter return royalty (“NSR”) of 4%, which has subsequently been reduced to a 3% NSR. In addition, Mill City is required to make the following advance royalty payments to Pescio:

Year	Amount
June 1, 2004	(paid) $45,000
June 1, 2005	(paid) $75,000
June 1, 2006	$100,000
June 1, 2007	$150,000
June 1, 2008	$200,000

And every June 1 thereafter until the property goes into commercial production

The amendment to the Option Agreement dated December 3, 2004 states that Grandview has now assumed all payment obligations to Pescio and all work commitments under the Option Agreement, in place of Mill City.

Mill City is also required to pay annual rentals to the Bureau of Land Management of $100 per claim on or before September 1 of each year and $8.50 per claim to the Elko County Recorder on or before November 1 of each year. For 2004, rental payments on the original 319 claims totalled approximately $42,000 US, while the rental payments on the additional 359 claims acquired through staking totalled approximately $72,000 US. No other rental payments are outstanding at this time. Work commitments under the Option Agreement require $500,000 US in work expenditures by July 30, 2005.

Agreement with Mill City International Corporation

Pursuant to the Option Agreement, the Company was granted an option to acquire from Mill City a 60% interest in the Pony Creek/Elliott Dome Property, located in the Elko County, Nevada. In consideration of Mill City granting it the option, on August 10, 2004 the Corporation issued Mill City 400,000 of its common shares. To exercise it option to acquire the 60% interest, the Corporation is required to incur expenditures on the Pony Creek/Elliott Dome Property of at least $3,500,000 by August 31, 2007 as follows:

1.	By December 31, 2005, the Company is required to make or cause to be made exploration expenditures of $500,000 US.

a.

$58,111 US has already been incurred by the Company, such amount consisting of $36,000 US in staking costs of new claims and a cash bond in the amount of $22,111 US paid to the Bureau of Land Management for the pending exploration program plus the assumption of all required County and Bureau of Land Management fees for the period from September 1, 2004 to August 31, 2005, covering existing claims as well as new claims staked in the interim period and payable on or before August 31, 2004; and

	b.	$160,000 will be deemed to have been incurred by the Company upon its issuance to Mill City of 118,500 shares of common shares by April 23, 2005. This transaction has successfully taken place.

2.	By July 31, 2006, the Company must make or cause to be made exploration expenditures of $1,000,000 US.

3.

Mill City shall carry out at least 5,000 feet of drilling on the Property within three years followed by a yearly commitment of 7,500 feet until completion of a bankable feasibility study (report). After completion of 2,000 feet of the initial 5,000 foot commitment on the Property, the parties may agree that all or a portion of the remaining 3,000 feet of drilling maybe drilled on one or more of any other five (5) properties subject to similar agreements entered into between Mill City and Pescio as of the date hereof. Excess footage drilled on the Property in any year can be carried forward to subsequent years and the drilling commitment on any of the other five (5) properties may be extended for a period not to exceed eighteen (18) months Mill City shall pay Pescio $10.00 per foot committed to and not drilled within the applicable time period referred to above.

If the Company makes the required $3,500,000 US in expenditures, it will be deemed to have earned its 60% interest in the Pony Creek/Elliott Dome Property. The date upon which the Company earns the 60% interest is referred to as the Vesting Date.

Within 90 days of the Vesting Date the Company will be required to prepare and provide to Mill City a proposed exploration program and budget. Mill City will then have 60 days to elect to either:

1.	convert its 40% interest in the Pony Creek/Elliott Dome Property into a 20% carried interest whereby :

a.

Mill City shall have a carried non-assessable 20% interest in the property up until the time a bankable feasibility study, as defined in the Joint Venture Agreement to be entered into between the Company and Mill City, set forth in Schedule C to the Option Agreement, has been completed by the Company and shall not be required to contribute 20% of the costs of any exploration or related costs on the property;

	b.	Mill City shall have all of the other rights and benefits relating to its 20% interest in the property; or

2.

accept the proposed exploration program and budget at which time the Company and Mill City will be deemed to have formed a joint venture for exploration of the Pony Creek/Elliott Dome Property, with the Company the Operator of such joint venture. The terms of such joint venture are set forth in Schedule C to the Option Agreement.

the Company and Mill City, set forth in Schedule C to the Option Agreement, has been completed by the Company and shall not be required to contribute 20% of the costs of any exploration or related costs on the property;

	b.	Mill City shall have all of the other rights and benefits relating to its 20% interest in the property; or

2.

accept the proposed exploration program and budget at which time the Company and Mill City will be deemed to have formed a joint venture for exploration of the Pony Creek/Elliott Dome Property, with the Company the Operator of such joint venture. The terms of such joint venture are set forth in Schedule C to the Option Agreement.

If the Company does not provide Mill City with a proposed exploration program and budget within 90 days of the Vesting Date, then Mill City may provide to the Company its own proposed exploration program and budget.

Unless the Company approves Mill City’s exploration program and budget and elects within 60 days of receiving it from Mill City to be the program’s operator, Mill City will be entitled to become operator for the project.

If Mill City elects to convert its 40% interest in the Pony Creek/Elliott Dome Property into a 20% carried interest, then upon completion of a bankable feasibility study Mill City’s 20% carried interest shall be converted into a 20% participating interest, requiring Mill City to pay for 20% of the costs of the joint venture.

In the event either the Company or Mill City fails to make any required payments pursuant to their obligations under their joint venture, such party’s interest in the joint venture would be reduced.

Information Regarding Pony Creek/Elliott Dome Property

The following information regarding the Pony Creek/Elliott Dome Property’s location, access, history, planned exploration activities, and related topics are summarized from a report titled “Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District, Elko County, Nevada for Mill City International Corporation,” prepared by R. H. Russell, M.Sc., Licensed Geologist (“Russell”), and dated March 18, 2004 (the “Russell Report”). There is no known commercially mineable mineral deposit on the Pony Creek/Elliott Dome Property.

Midas
Dee
Rex
Ivanhoe
Bootstrap
Blue Star
Goldstrike
Genesis
Carlin
Gold Quarry
Maggie Crk
Rain
Railroad
Trout Crk
Winnemucca
PONY CREEK PROJECT
Lovelock
Fallon
Bald Mtn
White Rock
Alligator Ridge
Illipah
Hawthorne
Tonopah
0 50 miles
0 80 kilometers
County Boundaries
STATE OF NEVADA
PONY CREEK PROJECT
Index Map
Mill City International Corporation
Adapted From Figure by Dr. E. W. Abbott,
N
RICK HAROLD RUSSELL
Figure 1

Figure 1. Pony Creek Project

     (a) Property Description and Location

The Pony Creek/Elliott Dome property is now comprised of a total of 678 unpatented lode mining claims located across the crest of the southern part of the Pinyon Range at elevations ranging from 6,600 feet to about 8,000 feet. The Pony Creek property is located in the Larrabee mining district of Elko County, Nevada in the southern half of the Carlin Trend, 28 miles southeast of the town of Carlin. Access to the claims from the west is by traveling the Indian Pony road off State Highway 278 or from the east via the Red Rock Ranch road off a junction with State Highway 228. Thereafter, travel to the property is primarily on graded, gravel roads.

The image below shows the location relative to the City of Carlin, Nevada.

Other than scattered prospect pits, no mine workings, tailings ponds, or waste dumps are located on the claims.

According to the Russell Report, prior to the commencement of any surface disturbance, Mill City must obtain documents from the Bureau of Land Management office in Elko, Nevada, which permit activities such as trenching, drilling, or construction of new roads. Mill City will also be required to post a reclamation bond prior to performing any surface disturbance; however, no Environmental Impact Statement is needed to conduct work on the claims.

     (b) Accessibility, Climate, Local Resources, and Infrastructure

Most of the property is comprised of dry, sagebrush, and grass-covered hills with a few juniper and pinyon pines. The temperatures are cool to cold during the winter, with occasional moderate snowfalls, and are warm during the summer with cool nights. The area is fairly dry, with infrequent rains during the summer. Total annual precipitation is about 9 inches per year, mostly as snow during the winter months. The climate is favourable for year-round mining and exploration may be done from May through November after which road access is limited by snow during the winter and mud in the spring. Conditions are highly variable from year to year.

According to the Russell Report, a highly trained mining-industrial workforce is available at Carlin and Elko, and throughout north-central Nevada. Power for a modem mill can be brought in from the vicinity of Elko, but ranch power is available only a few miles away. Water is not available on the surface, but was encountered in most of the reverse circulation drill holes. The claims carry with them the surface rights for mining and no local residents are present. Although the area is hilly, sufficient flat areas are present in the property area for potential processing plant sites, tailings storage areas, waste disposal areas and leach pads.

     (c) Geology

According to the Russell Report, the Pony Creek/Elliot Dome Project lies within the southern extension of the Carlin Trend, along the axis of Pinyon Range Anticline, paralleling the crest of the Pinyon Range. The Mississippian Webb Formation underlies the majority of the property. The Mississippian Webb Formation is the primary host for gold deposits in the South Pinyon Range and is described at the Rain, South Bullion and Trout Creek deposits as consisting primarily of siliceous mudstone and calcareous siltstone. According to Russell, the Webb Formation is an excellent host for disseminated gold deposits. Presently, the Webb Formation remains untested at the Pony Creek/Elliot Dome Project. Middle to upper Devonian carbonate rocks through Permian clastic sedimentary are exposed at surface through the Pony Creek/Elliott Dome Property. This sill-like body, which has intruded the Palaeozoic aged sedimentary rocks along the axis of the Pinyon Range Anticline, is composed of two lobes and contains rocks that have been variously described as rhyolite, felsite or felsic porphyry. Older, Tertiary sedimentary rocks of Palaeocene to Eocene age, composed of conglomerate, sandstone, siltstone and limestone are found to the northeast of the Pony Creek/Elliot Dome Property.

The Pony Creek/Elliot Dome Property lies in the southern extension of the Carlin Trend. The Rain deposit, currently owned by Newmont, is located in the northern part of the Pinyon Range and is the southernmost mine on the Carlin Trend. In addition to the Pony Creek/Elliot Dome Project, several other deposits occur within the Pinyon Range and Railroad, South Bullion, Trout Creek, Emigrant, NW Rain, Tess and Saddle, all of which are current or past producing projects. Most of the gold associated with the Rain properties is located in siliceous mudstones and calcareous siltstones of the host rock known as the Mississippian Webb Formation, a geologic feature also common to the Pony Creek/Elliot Dome Property. The Company believes that this is the best potential host rock in the region for the discovery of a Rain-type gold deposit. As such, an exploration model based on the Rain properties has been introduced for use on the property, which outlines exploration for viable targets within the rocks of the unexplored Mississippian Webb Formation.

     (d) History of Exploration on the Pony Creek/Elliott Dome Property

According to the Russell Report, mineral exploration in southwest Elko County has been occurring since the late 1850s when various prospectors, on their way to the California gold fields, passed through Nevada. In 1869, silver, gold, copper, lead and zinc were discovered 13 miles to the north of the Pony Creek/Elliot Dome Project in the Railroad mining district. This district was worked heavily for copper, lead and silver through the late 19th century and into the early 20th century, with an estimated $4.7 million US in lead, copper, silver, gold and zinc being produced between 1869 and 1968.

In 1980, during a search for additional gold deposits along the Carlin Trend, Newmont completed a regional stream sediment sampling program, which returned anomalous gold and arsenic on what is now the Pony Creek Property. Newmont subsequently staked 100 claims to cover the prospect during the same year and added a further 80 claims in 1982 to cover additional ground in the area.

According to the Russell Report, between 1981 and 1989 Newmont completed over 50,000 feet of drilling. Based upon this drilling Newmont believed there was significant gold mineralization on the property. Newmont continued to explore the Pony Creek Property up until 1990 when it entered into a joint venture agreement with Westmont Mining, Inc.

According to the Russell Report, since 1980, approximately $5.0 million US has been spent on exploration of the Pony Creek/Elliot Dome Property, during which time a number of different companies have completed exploration and development work on the property. A summary of the work conducted during this time is provided below:

Table No. 4: Historical work conducted on the Pony Creek/Elliot Dome Property since 1980

Year	Corporation	Drilling	Additional Work Completed
1980	Newmont	None	Stream sediment sampling program identified anomalous Au and As.
100 claims located
1981-1989	Newmont	110 RC Holes (49,346 ft.)	Aeromagnetic survey, soil geochemistry and drilling in the Pot Holes and Bowl areas.
		2 Core Holes	80 additional claims staked.
		(1,834 ft.)	Review and compilation of property data. Completion of soil sampling and mapping.
1990-1992	Newmont-	31 RC Holes	Property optioned by Westmont.

Year	Corporation	Drilling	Additional Work Completed
	Westmont JV	(15,085 ft.)	JV formed with Westmont as the operator.
Soil geochemistry and drilling completed on north and west edges of claim block, IP work started.
1993	Ramrod (Quest)	None	Westmont acquired by Ramrod Gold (later Quest) who took over as project operator.
1994-1995	Quest-Uranerz JV	15 RC Holes	Quest enters into JV with Uranerz as operator.
		(12,530 ft.)	Completion of 19.2 line miles Of IP, ground magnetics, mapping and surveying. Extensive soil geochemistry, drilling on northeastern part of Property.
1996	Quest	None	Data compilation and analysis.
1997-1998	Quest-Barrick JV	RC Holes (3,185 ft.)	Quest purchases remainder of Newmont’s Interest for US$50,000. JV with Barrick signed. Geophysical target drilled with 4 holes. JV Terminated July 1998.
1999-2000	Homestake	5 RC Holes (5,982 ft.)	Quest acquired by Standard Mining and Property abandoned. Mr. Carl Pescio acquires Pony Creek Property and options it to Homestake. 5 RC holes drilled.
2001-2003	Nevada Contact	8 RC Holes (7,835 ft.)	Nevada Contact options Property from Mr. Pescio. Drills 8 RC holes before terminating agreement.
2003	Mill City	None	Mill City acquires Pony Creek Property from Mr. Pescio in July 2003.
2004	Mill City-GGI JV	None	Mill City enters into JV agreement with GGI.

     (e) Mineral Resource Estimates

According to the Russell Report, a total of 175 drill holes, totalling 95,511 feet have been drilled on the Pony Creek/Elliott Dome Property to date, with results known from all but seven of the holes. Of those 167 drill holes, for which information is available, 88 drill holes (50.3%) have gold intercepts of at least 5.0 feet grading 0.010 ounces of gold per ton.

The primary goal of most of the previous exploration programs on the Pony Creek/Elliott Dome Property was to develop an open pit gold deposit. As a result, 92.5% of the gold intercepts at a cut-off grade of 0.015 ounces of gold per ton are within 500 feet of the surface.

The following tables summarize the resource estimates prepared for the Pony Creek/Elliott Dome Property, which are based upon an analysis of the assay data resulting from the drilling conducted on the property in the past.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
MEASURED AND INDICATED RESOURCES

This section uses the term “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Table No. 5: Indicated Resources

Resources	Tons	Grade (oz/ton)	Gold Ounces
Indicated	1,124,000	0.058	65,000

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF
INFERRED RESOURCES

This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

Table No. 6: Inferred Resources

Resources	Tons	Grade (oz/ton)	Gold Ounces
Inferred	32,409,000	0.044	1,426,000

According to the Russell Report, the Indicated Resource estimate was prepared by Newmont relatively early on in their drilling program. The Inferred Resource estimates were based on 151 drill holes drilled within the area of resource potential, an area roughly 2.4 miles long by 2,000 feet wide on the southern end and 4,800 feet wide on the northern end, centrally located within the Pony Creek Property.

In September 2003, Mill City completed a technical report on the Pony Creek/Elliott Dome Property that included details of a proposed new drilling program. According to the Russell Report, the September 2003 report concluded that continued evaluation of the shallow, known gold mineralization on the property was warranted, as well as the further exploration for deeper, higher-grade gold mineralization. The report also recommended and outlined a two-phase drilling program totalling 20,000 feet at an estimated cost of $481,000. The Company believes that the recommended drilling program has an excellent chance of discovering a significant, commercial gold deposit on the Pony Creek/Elliott Dome Property, and, ultimately, has excellent potential for development as an open pit gold deposit. However, at the present time, there is no known commercially mineable mineral deposit on the Pony Creek/Elliott Dome Property, and there can be no assurance that one will ever exist.

To date, no mineral production has been recorded from the Pony Creek Property and no workings larger than a few small prospect pits are known from the area.

Exploration Program for 2005

In 2005, the Company plans to undertake the exploration program recommended in the Russell Report, which follows the recommendations set forth in the 2003 report prepared on the property. To date most of the drilling on the Pony Creek/Elliott Dome Property was focused with the goal of developing a shallow gold resource. At the present time, only a limited part of the property has been drilled, with a major portion of the property unexplored. Accordingly, the Company is following the recommendations set forth in the Russell Report, and is planning to undertake a two-phase drill program totalling 20,000 feet for the Pony Creek/Elliott Dome Property. The purpose of the program will be to evaluate the property’s known gold mineralization, as well as explore for deeper, higher-grade gold mineralization. A detailed budget is outlined below:

Phase 1: Initial Test Drilling
Drill Site Selection and Mapping	$10,000
Permitting and Bonding	10,000
Drill Site Preparation	10,000
Mobilization-demobilization	1,500
Field Crew (1 geologist, 1 geotech; 4 weeks)	20,000
Field Costs	10,000
Drilling Costs (5-10 holes, 10,000 feet)	150,000
Assays (2,000 samples @ $12 each)	24,000
Reclamation	5,000
Data Analysis and Report	5,000
Phase 1 Total	$245,500

Phase 2: Follow-Up Drilling
Permitting and Bonding	$10,000
Drill Site Preparation	10,000
Mobilization-demobilization	1,500
Field Crew (1 geologist, 1 geotech; 3 weeks)	20,000
Field Costs	10,000
Drilling Costs (5-10 holes, 10,000 feet)	150,000
Assays (2,000 samples @ $12 each)	24,000
Reclamation	5,000
Data Analysis and Report	5,000
Phase 2 Total	$235,500

GRAND TOTAL	$481,000

The first phase should take approximately 6 months to complete, whereby Grandview will review the results. Phase 2 cannot begin until the results from Phase 1 have been reviewed.

Grandview has contracted the services of Watts, Griffis and McOuat, a geological consulting firm out of Toronto Ontario, Canada, as well as Matrix Geo-Technologies Inc. from Toronto, who will provide geophysical surveying and consulting. Carlin Trend Mining Services out of Nevada will be providing GPS grid and mapping, along with drilling work crews. The president of the Company, Mr. Ray Pecoskie, a member of the Professional Engineers of Ontario, will over-see the activities of these outside consultants.

If the two-phase drilling program is successful, of which there can be no assurance, Russell recommended that an extensive program of development drilling be conducted. Russell recommended that approximately 150 holes be drilled at an estimated cost of $4.5 million. The Company intends to pay for the Phase 1 and Phase 2 drilling program from its working capital. At this time, the Company does not have the necessary funds to pay for this program and there can be no assurance that it will be able to obtain the necessary funds.

To date, the Company has not completed any exploration or development work on the property.

       4D.2. Dixie Lake Property, Red Lake Mining Division, Ontario

Pursuant to an agreement dated August 26, 2005 (“Option Agreement”) with Fronteer Development Group Inc. (“Fronteer”), the Company was granted an option to acquire a 51% interest in 117 claim units in 51 unpatented mineral claims located in the Red Lake Mining Division, Ontario (the “Dixie Lake Property”). In order to earn the option the Company is required (i) to incur exploration expenditures on the Dixie Lake Property of at least $300,000 on or before July 11, 2006, and (ii) make the following cash payments to Mr. Peter English (“English”), the individual who in 2002 originally granted Fronteer an option to acquire the Dixie Lake Property: (a) $10,000 on signing the Option Agreement, (b) $25,000 on or before July 11, 2006, and (iii) $40,000 on or before July 11, 2007. There is no known commercially mineable mineral deposit on the Dixie Lake Property.

Background

In December 2002, English granted Fronteer an option to acquire a 100% interest in the Dixie Lake Property. The amount of consideration Fronteer had to pay English to exercise the option depended upon whether the property was deemed to be a “Property of Merit,” as defined under Canadian regulations. Property of Merit means a property that would qualify as a sufficiently advanced property for purposes of Fronteer’s listing on the TSX Venture Exchange in Canada.

If the Dixie Lake Property was deemed to be a Property of Merit, Fronteer could exercise the option by (i) paying English a total of $80,000 in staged payments covering four years from December 2002, and (ii) issuing English a total of 200,000 shares of its common stock within 36 months of December 2002. If the Dixie Lake Property was not deemed to be a Property of Merit, Fronteer could exercise the option by (i) paying English a total of $80,000 in staged payments over four years from the date the TSX Venture Exchange notified Fronteer that the Dixie Lake Property did not qualify as a Property of Merit, and (ii) issuing English a total of 190,000 shares of its common stock within 48 months of being notified that the property did not qualify as a Property of Merit. The Dixie Lake Property was deemed to be a Property of Merit on July 11, 2003, allowing Fronteer to become listed on the TSX.

In the event the Dixie Lake Property goes into commercial production, of which there can be no assurance, English will be entitled to a Net Smelter Return royalty of 2%, which can be reduced to a 1% Net Smelter Return by the payment to English of $1,000,000.

In connection with its acquisition of the option on the Dixie Lake Property, the Company issued 160,000 Shares to McKeena Gold Inc., a Canadian corporation, as a finder’s fee.

On September 22, 2003 Fronteer entered into an agreement with Alberta Star Development Corp. (“Alberta Star”) pursuant to which Fronteer granted Alberta Star an option to acquire a 50% interest in the Dixie Lake Property. Through November 30, 2004 Alberta Star reported that it had (i) spent approximately $1,517,000 on exploration of the Dixie Lake Property, (ii) paid Fronteer $35,000, and (iii) issued Fronteer 150,000 shares of its common stock. On July 10, 2005 Alberta Star notified Fronteer that it would not be proceeding with the Dixie Lake Property. Alberta Star has not disclosed its reason for declining their option.

Grandview Gold – Fronteer Option Agreement

Under the terms of the Option Agreement with Fronteer the Company can acquire a 51% interest in the Dixie Lake Property by (i) incurring $300,000 in exploration expenditures by July 11, 2006, and (ii) paying English a total of $75,000 by July 11, 2007 and by Fronteer fulfilling its remaining obligations to (i) issue to English 20,000 of it shares upon the signing of the Option Agreement with the Company, and (ii) issuing to English 20,000 shares of its common stock by July 11, 2006. Upon the fulfillment of all of these conditions, the Company will have exercised the option and acquired a 51% interest in the Dixie Lake Property. At such time the Company and Fronteer will be deemed to have formed a joint venture for the further exploration and, if warranted, of which there can be no assurance, the development of the property.

The Company will be the operator of the exploration programs on the Dixie Lake Property and it will be the Company’s responsibility to prepare a proposed exploration program and budget for the property. Upon the formation of the joint venture, the Company will be deemed to have contributed $2,000,000 in exploration funds, and Fronteer will be deemed to have contributed $1,921,569. The Company’s interest in the joint venture will be 51% and Fronteer’s will be 49%. Accordingly, the Company will be responsible for providing 51% of all exploration funds and Fronteer’s funding obligations will be 49%.

If either the Company or Fronteer elects not to contribute their full amount under a proposed exploration program, such party’s interest in the joint venture will be reduced proportionately, according to a formula set forth in the Option Agreement. If either party’s participating interest falls below 10%, then that party’s interest will automatically be converted into a 10% net profit royalty.

     (a) Property Description and Location

The Dixie Lake Property is located in Northwestern Ontario approximately 24 kilometers from the town of Red Lake. The property covers approximately 1,872 hectares and consists of 117 mineral claim units in 51 claims, in the Red Lake Mining Division. Management believes that all of the claims are in good standing. It is believed that neither Fronteer nor English owns the surface rights to the claims and that in order to retain the mineral rights, assessment work must be submitted. In order to maintain its interests in the claims a total of approximately $46,000 must be spent over the next four years as set forth in the following table:

Table No. 7: Dixie Lake Claims and Work Required

	Claim Due		Claim	Claim Due	Work
Claim Number	Date	Work Required	Number	Date	Required
1023078	2007-Jun-17	$364	1056801	2006-Sep-08	$400
1023080	2007-Jun-17	$378	1056802	2006-Sep-08	$400
1023082	2007-Aug-02	$400	1056890	2006-Sep-08	$400
1023083	2007-Aug-02	$400	1056891	2006-Sep-08	$400
1023085	2007-Aug-02	$400	1056892	2006-Sep-08	$400
1023098	2007-Jun-21	$400	1143990	2008-Aug-04	$6,400
1023099	2007-Jun-21	$400	1144357	2008-Jun-29	$800
1023100	2007-Jun-21	$400	1184323	2006-Jul-31	$400
1023101	2009-Jun-21	$400	1184341	2008-Sep-26	$310
1023102	2009-Jun-21	$400	1209776	2009-Sep-13	$3,600
1023103	2009-Jun-21	$400	1209777	2007-Sep-13	$400
1023105	2006-Jun-21	$400	1209778	2008-Sep-13	$1,600
1023108	2007-Jun-21	$400	1209780	2008-Sep-13	$400
1023109	2009-Jun-21	$400	1209787	2008-Sep-13	$4,800
1023111	2007-Jun-21	$319	1209788	2006-Sep-13	$400
1023124	2007-Jun-21	$400	1234465	2006-Jan-31	$4,800
1023127	2007-Jun-21	$400	1244645	2006-Feb-05	$2,400
1056792	2007-Sep-08	$400	1244670	2006-Feb-05	$2,400
1056793	2010-Sep-08	$400	3001770	2010-Jun-06	$400
1056794	2006-Sep-08	$400	3001771	2010-Jun-06	$400
1056795	2006-Sep-08	$400	3001791	2010-Jun-06	$400
1056796	2006-Sep-08	$59	3001792	2010-Jun-06	$1,200
1056797	2006-Sep-08	$400	3001793	2010-Jun-06	$1,600
1056798	2006-Sep-08	$400	3001795	2010-Jun-06	$400
1056799	2006-Sep-08	$400	1056802	2006-Sep-08	$400
1056800	2006-Sep-08	$400	1056890	2006-Sep-08	$400

* NOTE: For all claims requiring renewal, the Company will update those claims for an additional twelvemonth period prior to the renewal date.

Balmertown
Madsen
[redacted]
DIXIE LAKE
Goldpines

Figure 3 –Access to Dixie Lake

GRANDVIEW
GOLD Inc.

Figure 4. Dixie Lake Claims Map

     (b) Accessibility, Climate, Local Resources, and Infrastructure

The property is located approximately 24 kilometers southeast of the town of Red Lake Ontario, directly east of Dixie Lake, between Dixie Lake and Rice Lake, south of Highway 105. The property straddles Dixie Creek.

Access to the property is via Highway 105, then four kilometers to the southwest along Tucyk Road. Several old logging roads from Tucyk Road provide direct access to much of the property. The main power lines to Red Lake are located one kilometer north of the property. The town of Red Lake is a well-established mining center where supplies, support services and experienced mining personnel are readily available.

The area’s climate ranges from -40 degrees Celsius in the winter to 40 degrees Celsius in the summer. The annual precipitation averages 634 millimeters, with approximately 455 millimeters falling as rain in the summer, and the remainder falling as snow in the winter.

     (c) Geology

Limited bedrock on the property makes comprehensive geological mapping very difficult. Accordingly, most of the property is poorly mapped. Bedrock is exposed mainly along Dixie Creek and on several low hills in the area. Due to the adverse field conditions on the property, including the prevalence of deep silts and clay deposits, Management believes it is unrealistic to learn more about the area’s lithological make-up from geological mapping.

The Dixie Lake Property lies within a regional east-west trending belt of metavolvanic and metasedimentary rocks which are bounded by intrusive batholiths. The property is dominated by a central package of higher magnetic response , which is comprised of mafic volcanic flows and tuffs with intercaleated iron formation, argillite, and local felsic volcanics. Magnetic patterns reflect the underlying formations: analysis of the central area indicates the presence of iron and pyrrhotitic argillite, while analysis of other areas show a lower magnetic response. There is no known commercially mineable mineral deposit on the Dixie Lake Property.

     (d) History

According to various reports Management of the Company has reviewed, there has been much exploration in the general area of the Dixie Lake Property going back to the 1940s. Numerous companies have conducted drilling, geophysical surveys, trenching, sampling, prospecting, geological mapping, and related exploration activities in areas near the Dixie Lake Property. However, it is unclear from these reports what work was done on the claims comprising the Dixie Lake Property, and what work was done on claims in the general, surrounding area. Management does not believe that any gold has ever been recovered from any claims on the Dixie Lake Property and there is no known commercially mineable mineral deposit on the property.

Alberta Star conducted exploration on the Dixie Lake Property from 2003 through 2004 pursuant to its option agreement with Fronteer. Alberta Star has publicly reported that it drilled 22 holes over a total of 6,594 meters, completed a ground magnetometer survey, and collected soil samples for analysis. Alberta Star has disclosed that its exploration encountered some gold mineralization, in small amounts. However, no feasibility study has been conducted on the property and there is no known commercially mineable mineral deposit on the Dixie Lake Property.

     (e) Planned Exploration Program

In October 2005, the Company commenced a drilling program on the Dixie Lake Property which is to include a minimum of 2,500 meters of core diamond drilling. The drilling contract has been awarded to Rodren Drilling of Winnipeg, Manitoba and is expected to cost up to $70,000 and be completed by early November 2005.

       4D.3. Bissett Gold Camp, Manitoba

The Company acquired its interest in the Bissett Gold Camp on April 1, 2005. The property consists of eleven claims, totalling 234 hectares. The 11 claims are located in the central area of the Bissett Gold Camp situated near the Manitoba/Ontario provincial border and approximately 240 kilometers northeast of Winnipeg. While the Company hopes to find gold on this property, there is no known commercially mineable mineral deposit on this property, and there can be no assurance that a commercially mineable mineral deposit exists on this property.

Agreement with Wildcat Exploration Ltd. (the “Vendor”)

On April 1, 2005, the Company entered into a purchase and sale agreement (the “Agreement”) with Wildcat Exploration Ltd. (“Wildcat”), for 11 mineral dispositions (the “Property”) totalling 234 hectares on claims within Bissett Gold Camp, located in the Province of Manitoba, Canada. Pursuant to the terms of the Agreement

1.	Wildcat agreed to sell to the Company, and the Company agreed to purchase the Property effective April 1, 2005.

2.	The purchase price is one hundred thousand dollars ($100,000.00) and seventy thousand (70,000) common shares of the Company, which shall be free trading as of October 1, 2005.

3.

$60,000 was paid April 1, 2005, following receipt of a duly executed Quit Claim by Wildcat and together with transfers of the Property in form registerable in the Mining Recorder’s Office in Winnipeg, Manitoba, Canada. The balance of $40,000 was paid April 29, 2005. Refer to Item 19: Exhibits 3.6 Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.

     (a) Property Description and Location

The Bissett Gold Camp is located on the Rice Lake greenstone belt, near the Manitoba/Ontario border and approximately 240 kilometers northeast of Winnipeg, and approximately 90 kilometers west of the Company’s Red Lake property interests.

     (b) Accessibility, Climate, Local Resources, and Infrastructure

The area was covered by the most recent continental glaciers, which scoured the property and exposed many rock outcrops throughout the property. The vegetation is deciduous: birch, poplar mixed with tamarack, spruce and jack pine.

The access to the property is by driving a car or truck along Provincial Highway 304 and simply parking anywhere along the side of the road. The mining town of Bissett is located less than 10 km from nine of the eleven mining claims.

The weather, climate and seasons should not significantly affect the length of the operating season on this property because the terrain is flat and all-weather-road accessible.

Three of the 11 claims acquired, the Packsack Claim, Claim #W46039 and W46040, have existing mine shafts. A modern mill at the nearby San Antonio Gold mine is due to go back into production this fall. At this time, the property does not contain a known commercially mineral deposit.

     (c) Geology

The property is located in the Rice Lake greenstone belt, a region in south-eastern Manitoba known as the Superior Province. The Superior Province is a terrain of large granitic masses separated by greenstone belts, which consists of rocks and volcanic of sedimentary origin. Rice Lake is an Archean lode gold mining area.

     (f) History of Exploration on the Bissett Gold Camp

The property contains two patented mining claims, namely the Clappelou and Packsack claims. Gold mineralization on the Packsack claim was first discovered and explored in 1919 and subsequently held by Packsack Mines Limited during the period 1934-1937. Significant gold mineralization was discovered; a mining lease was obtained and a shaft was sunk down to the 525-foot level. Additional mine shafts were sunk and gold mineralization was discovered on Claims # W46039 and W46040.

     (d) Exploration Program

The Company intends to study existing drilling data on the property and design an exploration program , involving the expenditure of $20,000-$25,000. The exploration program will include a geophysical modeling survey to provide geological data and structural analysis to depths of 2,000 feet. Over the next twelve months, the Company intends to invest a maximum of $50,000 on the property. A detailed exploration budget is currently in development.

There is no known commercially mineable mineral deposit on this property and there can be no assurance that a commercially mineable mineral deposit exists on this property.

     (g) Land Transfer, Licenses and Property Taxes

The Company is required to make certain payments to complete the transfer of mining claims, and to keep the claims in good standing.

Table No. 8: Land Transfer, Licenses and Property Taxes.

Fee Description	Amount	Schedule
Mineral Disposition Transfer Fee	$ 110.00	One-time (completed)
Prospecting License Application Fee	200.00	One-time (completed)
Property Taxes	3,272.50*	Annually
___________________
*The annual fee for property taxes may change, subject to local property tax fluctuations.

Refer to Item 10C. Material Contracts: 6) Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005; and Item 19: Exhibits: 3.6 Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.

       4D.4. Red Lake Property, Ontario

The Company currently holds 100% interest in eight mining claims covering approximately 60 hectares in the Red Lake Area, District of Kenora, in northwestern Ontario (the “Red Lake Property”). The Red Lake area currently hosts two high-grade, world-class gold mines, Goldcorp’s Red Lake Mine and Placer Dome’s Campbell Gold Mine.

The Company has not undertaken any exploration activities on these claims to date. However, on July 12, 2005 the Company entered into a Letter of Intent with Goldcorp Inc. (“Goldcorp”), a company traded on the New York Stock Exchange and Toronto Stock Exchange, to enter into an option and joint venture agreement. Under the terms of the Letter of Intent, which is subject to the negotiation and execution of a formal option and joint venture agreement between the parties, of which there can be no assurance, Goldcorp can earn a 60% in the Red Lake Property by incurring exploration expenditures of $100,000 within 18 months of the parties entering into a formal option and joint venture agreement. Goldcorp will be the operator of the exploration program during this initial period.

Upon Goldcorp earning a 60% interest in the Red Lake Property the parties will form a joint venture to continue exploration and, if warranted, development of the Red Lake Property. The Letter of Intent contemplates that the joint venture would have an initial valuation of $166,000, with Goldcorp owning a 60% interest, and the Company owning a 40% interest. Goldcorp would continue to act as operator of all exploration programs on the property. It is further contemplated that any joint venture agreement entered into between the parties would include standard dilution clauses for ongoing expenditures. In the event a joint venture is formed and at any time either party’s interest in the joint venture is diluted to a 10% interest, that party’s interest would convert to a 1% net smelter royalty, which could be purchased by the other party at any time for $500,000. This property has no known commercially mineable mineral deposit.

There are no requirements by the Company to make additional payments or filings to keep these claims in good standing as they are held under patents.

       4D.5. Gem Property, Manitoba

Pursuant to an Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc. (“Marum”) the Company was granted an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”). To acquire the 50% interest, the Company is required to incur a total of $250,000 in exploration expenditures on the Gem Property by September 30, 2007, $125, 000 which must be incurred by September 30, 2006. In addition, the exploration work must include a high-resolution aeromagnetic survey with a maximum 50 meter line spacing to be completed by March 31, 2006. The Company is also required to file with the Canadian government all assessment work required to keep the Gem Property in good standing.

Upon the Company completing the total of $250,000 in exploration work and filing all the required assessment work, the Company will be deemed to have earned a 50% interest in the Gem Property. The Company will be the operator of all exploration work on the Gem Property until such time as it earns its 50% interest in the property. After earning a 50% interest in the property, the Company and Marum intend to enter into an industry standard joint venture agreement.

There is no known commercially mineable mineral deposit on the Gem Property.

ITEM 5:       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations of the Company for the fiscal years ended May 31, 2005, 2004 and 2003, and the three month periods ended August 31, 2005 and August 31, 2004, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Registration Statement. Unless indicated otherwise, all references herein are to Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Reference is made to Note 14 of the financial statements for a discussion of the material differences between Canadian and United States generally accepted accounting principles, and their effect on the Company’s financial statements. In addition to historical information, the following discussion contains forward-looking statements that involve risk and uncertainties. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this Registration Statement.

Overview

From its incorporation in 1945 until 1987, the Company was primarily engaged in the mineral exploration and resource sector. On April 27, 1987, the Ontario Securities Commission issued a cease trade order on Company’s securities. The Company remained primarily inactive until November 1998. At that time, the Company decided to invest in the common shares of Navitrak International, a company involved in high-technology products involving global positioning systems (GPS). During the next three years, the Company Grandview found this initiative to be unfavourable and spent the period between November 2001 and November 2003 re-evaluating the prospects of re-entering the mineral exploration and mining sector.

In the months leading up to May 31, 2004, the Company decided to seek out a new management team, identify an exploration property of merit, complete with a geological report in accordance with the Canadian National Instrument 43-101, and establish financing to provide the necessary working capital for an exploration program.

Through October 2005 the Company has acquired or maintained interests in five mining properties: (i) an option to acquire a 60% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) an option to acquire a 51% interest in the Dixie Lake Property, Red Lake Mining Division, Ontario Canada (iii) a 100% interest in eleven mining claims centrally located in the Bissett Gold Camp in north-eastern Manitoba, (iv) a 100% interest in eight mining claims located in Red Lake, Ontario, Canada, and (v) an option to acquire a 50% interest in the Gem Property, located near Rice Lake, in Manitoba.

The Pony Creek Property and Elliott Dome Property are collectively referred to as the Pony Creek/Elliott Dome Property.” Though the Company is concentrating most of its resources on exploration of the Pony Creek/Elliott Dome Property, the Company is required to spend a minimum of $300,000 on exploration of the Dixie Lake Property by July 2007, pay $75,000 to the optionee of the Dixie Lake Property by July 2007, incur $250,000 of exploration expenditures on the Gem Property by September 30, 2007, and has budgeted $50,000 over the next twelve months for exploration of the property in Bissett, Manitoba, Canada.

There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

The Company obtained its option to acquire a 60% interest in the Pony Creek/Elliott Property pursuant to a Letter Agreement among Mill City International Corporation (“Mill City”), the Company, and Mr. Carl A. Pescio (“Pescio”) dated July 15, 2004, as amended December 3, 2004 (the “Letter Agreement”). The Letter Agreement has since been superseded by a formal Option Agreement between the Company and Mill City dated April 13, 2005. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the Company’s interest in this property.

In October 2005 the Company acquired an option to acquire a 51% interest in the Dixie Lake Property, Red Lake Mining District, Ontario. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the Company’s interest in this property.

In addition to acquiring its options to acquire a 60% interest in the Pony Creek/Elliott Dome Property, and a 51% interest in the Dixie Lake Property, the Company acquired a 100% interest in eight mining claims covering approximately 60 hectares in close proximity to Goldcorp’s Red Lake Mine located in District of Kenora in northwestern Ontario. Due to a lack of funding, the Company has elected not to undertake any exploration programs on this property in the near future. However, on July 12, 2005 the Company entered into a Letter of Intent with Goldcorp Inc. (“Goldcorp”), a company traded on the New York Stock Exchange and Toronto Stock Exchange, to enter into an option and joint venture agreement to explore the property. Under the terms of the Letter of Intent, which is subject to the negotiation and execution of a formal option and joint venture agreement between the parties, of which there can be no assurance, Goldcorp can earn a 60% in the Red Lake Property by incurring exploration expenditures of $100,000 within 18 months of the parties entering into a formal option and joint venture agreement. Goldcorp will be the operator of the exploration program during this initial period.

In April 2005, the Company acquired a 100% interest in eleven mining claims in the Bissett Gold Camp in southeastern Manitoba, covering 234 hectares in close proximity to the Bissett Gold Mine, a mine slated to resume operations later in 2005. The Company is currently developing an exploration program for the property and intends to invest up to $50,000 over the next twelve months. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the Company’s interest in this property.

On September 30, 2005 Marum Resources Inc. (“Marum”) granted the Company an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”). To acquire the 50% interest, the Company is required to incur a total of $250,000 in exploration expenditures on the Gem Property by September 30, 2007, $125,000 which must be incurred by September 30, 2006. In addition, the exploration work must include a high-resolution aeromagnetic survey with a maximum 50 meter line spacing to be completed by March 31, 2006. The Company is also required to file with the Canadian government all assessment work required to keep the Gem Property in good standing.

Upon the Company completing the total of $250,000 in exploration work and filing all the required assessment work, the Company will be deemed to have earned a 50% interest in the Gem Property. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the Company’s interest in this property.

       5A. Operating Results

For the past three years the Company’s activities have concentrated on its efforts to re-enter the mining exploration business, as described above. Recently, the Company has spent most of its time negotiating three agreements: (i) with Mill City to acquire its option to acquire a 60% interest in the Pony Creek/Elliott Dome Property in Elko County, Nevada, (ii) with Fronteer, to acquire an option to acquire a 51% in the Dixie Lake Property in the Red Lake Mining District, Ontario, Canada, and (iii) with Wildcat Exploration Ltd, to acquire eleven mining claims located in the Bissett Gold Camp, near Bissett, Manitoba. The Company was also taking the necessary steps to allow the public trading of the Company’s Shares in Canada. During this time, no revenues were realized. The Company has funded operations during the period through the sale of its Shares. During the fiscal year ended May 31, 2005, the Company sold a total of 1,450,000 Shares, receiving gross proceeds of $1,450,000. Subsequent to May 31, 2005, the Company has sold a total of 3,089,424 Shares, receiving gross proceeds of $3,861,780 ($3,552,838 after payment of 8% commissions). $2,025,000 ($1,863,000 after payment of 8% commissions)

of these funds represent sales of “flow-through” shares. The proceeds from the sale of flow-through shares may only be spent on Canadian properties. Accordingly, the Company will be unable to utilize any of the proceeds from the sale of the flow-through shares on exploration of the Pony Creek/Elliott Dome Property.

Management’s Discussion and Analysis Three Months Ended August 31, 2005 Compared to Three Months Ended August 31, 2004 (unaudited)

Results of Operations: Summary of Quarterly Results

For the three months ended August 31, 2005, the Company had a net loss of ($255,905), compared to a net loss of ($48,611) for the three months ended August 31, 2004. This change can primarily be attributed to management & investor relation services, business development and reporting issuer costs. (2005: $79,128 v 2004: $4,414) and a non-cash compensation expense of $121,291, recorded as the cost of the vested options granted to various individuals in October 2004. As the sole full-time employee of the Company during this period, Mr. Pecoskie was responsible for services that include day-to-day operation of the business, leadership and strategic development including the acquisition and exploration of potential property interests. Mr Pecoskie was solely responsible for managing the projects, as well as maintaining the corporate responsibilities of any publicly traded Company. The Company’s investor relations teams facilitate the flow of information between the Company and the investment community.

Twelve Months Ended May 31, 2005 Compared to Twelve Months Ended May 31, 2004

For the fiscal year ended May 31, 2005 the Company had net loss of ($1,485,564) compared to a net income of $1,058 for the fiscal year ended May 31, 2004. The loss was due to new or substantially higher expenses related to: management services (2005; $262,283; 2004: nil), reporting as an issuer (2005: $234,108; 2004: $15,306), professional fees (2005: $172,089; 2004: 18,912), and stock option compensation (2005: $775,613; 2004: nil).

Twelve Months Ended May 31, 2003 Compared to Twelve Months Ended May 31, 2002

For the fiscal year ended May 31, 2004 the Company had a net income of $1,058 compared to a re-stated net loss of $213,473 for the fiscal year ended May 31, 2003. The change was primarily as a result of a gain on a forgiveness of debt, along with no loss being recorded on the sale of long-term investments, compared to the $121,419 recorded on in 2003.

       5B. Liquidity and Capital Resources

At the end of the Company’s fiscal quarter, August 31, 2005, the Company had cash on hand of approximately $2,386,005, compared to cash on hand of $244,067 at May 31, 2005. Subsequent to August 31, 2005 the Company sold an additional 990,320 Shares, resulting in gross proceeds of $1,237,900. The net proceeds to the Company, after payment of an 8% commission, were $1,138,868. $483,000 of this amount represents the proceeds from the sale of flow-through shares; the proceeds from the sale of the flow-through shares may only be spent on Canadian properties. Except for the sale of 400,000 Shares to one “accredited investor,” all of the post-May 31, 2005 sales took place outside the United States, specifically with various Canadian and European investors.

During the remainder of 2005 the Company intends to undertake an exploration program based upon the Russell Report, described in Item 4D Information on the Company: Property, Plants and Equipment. The Russell Report recommended a two-phase drill program totalling 20,000 feet for the Pony Creek/Elliott Dome Property. The purpose of the program will be to evaluate the property’s known gold mineralization, as well as explore for deeper, higher-grade gold mineralization and is expected to cost approximately $481,000 US. The Company is paying for this drilling program from its working capital. If the two-phase drilling program is successful, of which there can be no assurance, Russell recommended that an extensive program of development drilling be conducted. Russell recommended that approximately 150 holes be drilled at an estimated cost of $4.5 million US. The Company does not have the necessary funds to pay for this program and there can be no assurance that it will be able to obtain the necessary funds.

For the next twelve months the Company believes it will require approximately a total of approximately $4,100,000 for its exploration and administrative expenses. It requires (i) $3,500,000 in funds to pay for (a) its exploration activities on the Mill Creek/Elliot Dome, Dixie Lake and Bissett Gold Camp properties, (b) expenses related to its option to acquire a 51% interest in the Dixie Lake Property, and (c) its obligations with the Gem Property, and (ii) an additional $600,000 to cover its general & administrative expenses. The Company plans to pay for these expenses from its working capital and the sale of its Shares. However, there can be no assurances the Company will be able to raise the necessary funds. Since all of the Company’s interests are only at the exploration stage, the Company has no sources of revenue other than interest earned on its cash. The primary source of funding for the Company is the issue of equity capital.

The Company’s capital requirements in the future will be largely dependant upon the success of its various exploration programs. Until such time as a feasibility study is completed and a production decision is made with regard to one of the Company’s properties, it is expected that the only available source of future capital will be through the issuance of additional equity shares. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Company’s exploration activities, and upon the state of the capital markets generally. See Item 3D. Key Information: Risk Factors.

       5C. Research and development, patents and licenses, etc

During the last three fiscal years, the Company has not engaged in any research and development activities. Its activities have been focused on (i) raising funds through the sales of its Shares in various private placements, and (ii) negotiating agreements (a) with Mill City to acquire its option to acquire a 60% interest in the Pony Creek/Elliott Dome Property in Elko County, Nevada, (b) with Fronteer to acquire an option to acquire a 51% in the Dixie Lake Property,in the Red Lake Mining Division, Ontario (c) with Wildcat Exploration Ltd, to acquire eleven mining claims located in the Bissett Gold Camp, near Bissett, Manitoba, (d) with Marum Resources Inc. (“Marum”) to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba, and (e) with Goldcorp Inc., granting Goldcorp an option to a 60% in the Red Lake Property by incurring exploration expenditures of $100,000 within 18 months of the parties entering into a formal option and joint venture agreement.

       5D. Trend Information

              Not Applicable

       5E. Off-Balance Sheet Arrangements

             The Company is not engaged in any off-balance sheet arrangements.

       5F. Tabular Disclosure of Contractual Obligations

The Company’s only contractual obligations are in connection with its (i) option to acquire a 60% interest from Pony Creek/Elliott Dome Property in Elko County, Nevada, (ii) its option to acquire a 51% interest in the Dixie Lake Property, Red Lake Mining District, Ontario, Canada, and (iii) its option to acquire a 50% interest in the Gem Property, located near Rice Lake, in Manitoba, Canada, as set forth in the following table:

Table No. 9: Tabular Disclosure of Contractual Obligations

Payments Due by Period
		Less than			More than
Contractual Obligations	Total	One Year	1-3 Years	3-5 Years	Five Years
Required Exploration	$ 3,500,000 US	$500,000 US	$3,000,000 US1	$ 0	$ 0
Expenditures on Pony
Creek/Elliott Dome Property

Advance Royalty Payments Due to		$75,000 US	$325,000 US	$550,000 US	$200,000 US
Pescio[2]					per year

Required Exploration Expenditures	$300,000 CAD	$300,000 CAD	$0	$0	$0
on Dixie Lake Property

Payments to English for Dixie Lake	$75,000 CAD	$35,000 CAD	$40,000 CAD	$0	$0
Property

Required Exploration Expenditures	$250,000 CAD	$125,000 CAD	$125,000 CAD	-	$0
on Gem Property

1 Depending upon certain conditions, the Company may be required to spend $2,000,000 US on the property by August 31, 2007, to acquire the 60% interest.

2 The Company is required to make advance royalty payments to Pescio in connection with the acquisition by Mill City of the Pony Creek/Elliott Dome Property.

Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the above payment obligations.

ITEM 6:       DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

       6A. Directors and Senior Management

Table No. 10: Directors and Senior Management

Date of First Election
Name	Title	Date of Birth	or Appointment
Raymond Pecoskie	President and CEO	June 4, 1948	March 26, 2004
Richard Brown	Chairman, Director	March 25, 1958	March 26, 2004
Michael Dehn	VP Corporate Development	April 2, 1969	August 01, 2005
Ian Grant	Director	June 23, 1958	March 26, 2004
John Hogg	Director	July 11, 1945	March 26, 2004
Joel Strickland	Director	April 13, 1962	December 20, 2004
Michael Hitch	Director	Nov. 16, 1962	November 8, 2005

A brief education and relevant work history of our Directors and Management follows:

Raymond P. Pecoskie, P. Eng.

Mr. Pecoskie holds a Bachelor of Applied Science in Chemical Engineering- University of Waterloo and is a member Professional Engineers of Ontario. Mr. Pecoskie offers over 25 years of private & public company management experience. Previously he served as a director and technical advisor to High Desert Resources of Nevada helping them with the Carlin Trend West Leeville, 3,177,561 ounces gold deposit discovery, and the development process as well as joint venture negotiations with Newmont. As president of Global-tek Business Development Inc., Mr Pecoskie provided strategic contributions in the structuring and successful listing of Basis 100 Inc. (BAS/TSE) and subsequent investor relations activities. Basis 100 Inc. was an internet-based mortgage origination software & services company. As the founder and president of Securamax International, Mr. Pecoskie provided leadership in the design, engineering, manufacturing and supply of critical process isolation equipment to Barrick, eliminating serious process problems at Barrick’s Goldstrike Autoclave Gold Processing System and Operations in Nevada. Securamax went onto to supply similar process equipment to such major mining companies as Santa Fe Gold Corporation and Lihir Gold Inc. in Papua New Guinea. Mr. Pecoskie’s sole focus is now working on all aspects of business development, property asset value appreciation, corporate financing and shareholder value appreciation as the President of the Company. Immediately prior to coming on board with Grandview Gold Inc., Mr Pecoskie spent time serving as an independent business development consultant through his wholly-owned company Global-Tek Business Development Inc.

Richard Brown, MBA

Mr. Brown has been a partner with Osprey Capital (a private investment banking firm based in Toronto, Canada) since November 2001. Mr. Brown brings to the Company experience in public company administration, as he was previously chief financial officer of Navitrak International Company, a publicly traded company. Mr. Brown was responsible for all financial aspects of Navitrak, including raising over $6 million in equity, the negotiation of bank facilities, acquisitions and the development of their business strategy. Prior to Navitrak, Mr. Brown spent ten years with the Bank of Nova Scotia and Scotia Capital Markets in New York, acting as Vice President from 1992-1997. During this time he worked as a corporate lending officer and head of investment grade fixed income origination, focusing primarily on Canadian issuers accessing the U.S. capital markets. Mr. Brown holds a Masters degree in finance from the Daniels School of Business at the University of Denver and a BA in Economics from the University of Guelph. Mr. Brown currently spends a minimum of 12 hours per week on the affairs of the Company. Mr. Brown also holds the position of Director on the Boards of: Phoenician Holdings Corp. and Navitrak International Corp.

Michael A. Dehn, Vice President – Corporate Development

Mr. Dehn worked from 1994 through August 2005 at Goldcorp Inc. (“Goldcorp”), a Canadian company engaged in gold mining production in Canada and elsewhere. Mr. Dehn was most recently Senior Geologist for Goldcorp, and managed all of Goldcorp’s regional exploration programs in the Red Lake Gold Camp, Canada, since 1999. Mr. Dehn spends approximately 60% of his time on the Company’s affairs.

John M. Hogg, Certified Geologist

John M. Hogg holds a Bachelor of Science (B.Sc.) Special Honours in Geology from the University of London, 1966 and is a Fellow of the Geologists Society of London (FGS), 1969 as well as a Chartered Geologist (UK), 1990. Mr. Hogg brings over 35 years experience in mineral exploration, including 29 years in the Nevada, Great Basin Region. Mr. Hogg brings extensive experience in resource exploration and development activities with a number of public companies including supervision of High Desert Mineral Resources as Vice President of Exploration (1993-2004) which included supervision of High Desert’s involvement in Newmont Exploration Limited’s operations on the Newmont Gold & Barrick HD Joint Venture Property resulting in the discovery of over 4 million ounces of gold known as the West Leeville, Four Corners and Hardie Footwall deposits located on the Carlin Trend in Nevada. Mr. Hogg currently spends approximately 2-5 hours per week on the affairs of the Company. Mr. Hogg does not hold a position with any other boards at this time.

Ian Grant

Mr. Grant holds a B.A. from Queens University, Kingston Ontario in 1977 majoring in Economics and French and subsequently attended the Sorbonne (Paris IV). Mr. Grant is presently chairman of SeaBiscuit Capital Corporation, a privately held investment firm with holdings in both private and public companies. Mr. Grant was a director for Navitrak International and brings extensive experience in investing in public and private companies. Mr. Grant currently spends approximately of 5-10 hours per week on the affairs of the Company. Mr. Grant also holds the position of Director on the Boards of Ian S Grant Holdings Limited and Dyment Limited. He has been the President of Ian S Grant Holdings Limited since 1988.

Joel Strickland

Mr. Strickland is currently the Vice President, M&A of Navitrak International, an OTC publicly traded technology company based in Halifax, Nova Scotia, Canada. He has been with Navitrak since 2002. From 2000-2002, he was a consultant for Capital Partners Corp, a private investment banking firm in Toronto, Ontario, Canada. From 1996-1999 he was President of Innovadent Technologies, a technology company located in Newmarket, Ontario, Canada. A graduate of the University of Western Ontario Ivey School of Business, Mr. Strickland spent several years trading fixed income securities in Toronto and New York before shifting his focus to work with emerging companies. Mr. Strickland currently spends approximately 1-2 hours per week on the affairs of the Company. Mr. Strickland also holds the position of Director on the board of Navitrak International Corp in Canada and Navitrak Engineering Inc. in the US.

Michael Hitch

Mr. Hitch is the Chief Operating Officer and Managing Director of Golden China Management. Golden China Management provides management services to Golden China Resources Corporation, a Toronto-based, Chinese company listed on the TSX-V. Golden China’s business focuses on exploration and development, operations/production and merchant banking within the rapidly developing precious metal mining industry in the Peoples’ Republic of China. During the past five years Mr. Hitch has held positions as a mining analyst for Clarus Securities Inc. and Octagon Capital Corporation, as well as Vice President Corporate Development of Ivanhoe Mines Ltd.

       6B. Compensation

Table No. 11: Compensation of Directors, Management and Employees

Name and Principal Position	Year Ended May 31	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)
Raymond Pecoskie President	2004 2005	Nil 140,184(1)	Nil Nil	Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Michael Dehn (2) VP Corporate Development	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)

On June 1, 2004, the Company entered into a management agreement with Global-Tek Associates, a company owned by the Mr. Pecoskie to provide management and consulting services in exchange for $11,682 per month, which amounted to $140,184 for the fiscal ended May 31, 2005.

(2)	Effective August 25, 2005, the Company hired Mr. Dehn as the VP– Corporate Development for $6,000/month. To date in fiscal 2006, Mr. Dehn has been paid $12,000.

       6B.1. No Termination Agreements for Executive Officers and Directors

The Company has no plans or arrangements that would result in the compensation of an executive officer or director in the event such person’s employment is terminated, as a result of either resignation, retirement, change of control, or change of responsibilities following a change in control.

       6B.2. Stock Option Plan

On March 26, 2004 the Company’s shareholders approved the establishment of a Stock Option Plan (the “Plan”) for the purpose of providing incentives to directors, officers, employees and consultants of the Company. The maximum number of Shares reserved for issue under the Plan cannot exceed 10% of the issued and outstanding Shares from time to time. The total number of Shares, which may be reserved for issuance in any 12-month period is subject to the following limitations:

a)	the number of Shares reserved for issuance pursuant to Options granted to insiders exceeding 10% of the Company's issued and outstanding Shares;

b)	the grant to Insiders, within any twelve-month period, of Options reserving for issuance a number of Shares exceeding in the aggregate 10% of the Company's issued and outstanding Shares;

c)	the grant to any one individual, Options reserving for issuance a number of Shares exceeding in the aggregate 5% of the Company's issued and outstanding Shares;

d)

the grant to all persons engaged by the Company to provide Investor Relations Activities, of Options reserving for issuance a number of Shares exceeding in the aggregate 1% of the Company's outstanding number of listed securities;

e)	the grant to any one Consultant of Options reserving for issuance a number of Shares exceeding in the aggregate 2% of the Company's issued and outstanding Shares.

The purpose of the Plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company. The options are non-assignable and may be granted for a term not exceeding five years.

The Plan is currently administered by the Board of Directors (the “administrator”). Options may be granted to purchase Shares on such terms that the administrator of the Plan may determine within the limitations of the Plan and subject to the rules of applicable regulatory authorities. In determining the number of optioned Shares that may be granted to each optionee, consideration will be given to the optionee’s present and potential contribution to the success of the Company and to any applicable regulatory requirements.

Options may be granted under the Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Shares may be listed or may trade from time to time. The number of Shares reserved for issue to any one person pursuant to the Plan may not exceed 5% of the issued and outstanding Shares at the date of such grant.

The exercise price for options granted under the Plan may not be less than the “fair market value” of the Shares at the time of grant as determined by the administrator of the Plan but the CNQ (or any other applicable stock exchange) for the ten trading days prior to the date of grant. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted (or up to ten years from the date of grant if permitted by applicable stock exchanges), subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

       6C. Board Practices

Each director is currently serving a one (1) year term, renewable at the annual shareholder meeting. None of the Company’s directors have any service contracts.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Grandview’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: Richard Brown, Ian Grant and Joel Strickland.

The Company does not have a remuneration committee.

       6D. Employees

The Company has two employees, Mr. Ray Pecoskie and Mr. Michael Dehn. For further details of Mr. Pecoskie’s and Mr. Dehn’s consulting agreements, which agreements sets forth their responsibilities, compensation, and related issues, see Item 10C. Material Contracts.

       6E. Share Ownership

The following table outlines shows the shareholdings of the Directors and Senior Management, as at November 8, 2005.

              6E.1. Details of Share Ownership

Table No. 12: Shareholdings of Directors and Senior Management (at November 1, 2005)

		Amount and Nature of
Title of Class	Name of Beneficial Owner	Beneficial Ownership[1]	Percent of Class
Common	Raymond Pecoskie	4,000	0.0268%
Common	Rick Brown	5,000[2]	0.0335%
Common	Ian Grant	99,000	0.6626%
Common	John Hogg	Nil	-
Common	Joel Strickland	Nil	-
Common	Michael Dehn	Nil	-

1

These amounts do not reflect (i) the 750,000 Shares, 150,000 Shares, 75,000 Shares, 75,000 Shares, 75,000 Shares, and 150,000 Shares which can be acquired pursuant to the exercise of stock options by Messrs. Pecoskie, Brown, Grant, Hogg, Strickland, and Dehn, respectively.

2	This amount does not include 350,000 Shares owned by Mr. Brown’s wife, who performs investor relations work for the Company. Mr. Brown disclaims beneficial ownership of the Shares owned by his wife.

The following table sets forth the Company’s outstanding stock options as at November 1, 2005. Stock Options Outstanding

Table No. 13: Stock Options Outstanding (at November 1, 2005)

	Number of
	Common-voting		Exercise		Expiration
Name	Shares		Price	Grant Date	Date
Ray Pecoskie	750,000	*	$1.00	1-Oct-2004	1-Oct-2009
Richard Brown	150,000	*	$1.00	1-Oct-2004	1-Oct-2009
Ian Grant	75,000	*	$1.00	1-Oct-2004	1-Oct-2009
John Hogg	75,000	*	$1.00	1-Oct-2004	1-Oct-2009
Joel Strickland	75,000	*	$1.10	20-Dec-2004	20-Dec-2009
Michael Dehn	150,000	*	$1.25	25-Aug-2005	25-Aug-2010

* These options are vesting 25% quarterly

ITEM 7:       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

       7A. Major Shareholders

At November 1, 2005, the Company had 15,100,918 Shares outstanding. At such date Gordon Cooper (“Cooper”) was the only person beneficially owning more than 5% of the Company’s outstanding Shares. At such date Cooper was the beneficial owner of 2,462,033 Shares, which represented 16.48% of the Company’s outstanding Shares. According to a Schedule 13D filed on August 3, 2005 with the Securities and Exchange Commission, Cooper (i) owns 139,500 Shares directly, (ii) owns an additional 217,333 Shares through his 1/3 interest in a partnership, Contact Partners (iii) is the beneficial owner of an additional 1,810,200 Shares pursuant to a voting trust agreement dated July 22, 2005, granting Cooper the sole right to vote and approve the transfer of such Shares and (iv) has an oral agreement with two individuals providing him with shared voting power over 295,000 Shares.

In 1998 Cooper became the sole beneficiary of Cocum Stiftung, a trust formed to invest in public companies (the “Trust”). In 2005 the Trust owned 2,252,997 Shares. In 2005 Cooper decided to dissolve the Trust due to maintenance costs and the Shares held by the Trust were distributed to Cooper’s relatives, friends, and business associates as follows:

Name	Amount
John Esplen	475,200
Myrtle Cooper	325,000
Jennifer Cooper	434,665
Chris DeAngelis	575,335
Murray Cook	442,797

On July 22, 2005, the persons listed directly above, other than Murray Cook, entered into a voting trust agreement with Cooper (i) granting Cooper the sole power to vote the 1,810,200 Shares owned by them, and (ii) providing that the Shares could not be transferred without Cooper’s prior written approval. Cooper also has an oral agreement with two individuals, John Belonzo and Betsy-Anne Barton, granting him shared voting power over Mr. Belonzo’s 145,000 Shares, and Ms. Barton’s 150,000 Shares.

There has been no significant change in Cooper’s shareholdings during the past three years, although the form of some of Cooper’s shareholdings has changed. Originally, Cooper was the beneficial owner of 2,252,997 Shares owned by the Trust. Currently, he is the beneficial owner of 1,810,200 Shares previously held by the Trust, but now covered by the July 22, 2005 voting trust agreement.

At November 1, 2005, there were 317 Canadian shareholders of record, holding 13,631,761 common shares, which represented 91.24% of the Company’s outstanding shares. There were 99 U.S. holders of record, holding 787,053 common shares, which represented 5.27% of the Company’s outstanding Shares. There were 4 holders of record from other parts of the world, holding 522,104 common shares, which represented 3.49% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

       7B. Related Party Transactions

During the last three years, no director, executive officer, person owning at least 5% of the Company’s outstanding Shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since its incorporation, or in any proposed transaction involving the Company.

For the year ended May 31, 2005 and the three months ended August 31, 2005, the Company paid $140,184 and $35,886, respectively, to Global-Tek Associates, a company owned by the president, Raymond Pecoskie as detailed under Item 6B. Directors, Senior Management, and Employees: Compensation.

       7C. Interests of Experts and Counsel

              None.

ITEM 8:       FINANCIAL INFORMATION

       8A. Consolidated Statements and Other Financial Information

Reference is made to Item 17. Financial Statements for the financial statements included in this Registration Statement.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted.

       8B. Significant Changes

Subsequent to August 31, 2005, the Company acquired (ii) an option to acquire a 51% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada, and (ii) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”). Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment. for a description of the Company’s interests in these properties.

Subsequent to August 31, 2005, the Company has sold a total of (i) 420,000 flow-through Shares, at a price of $1.25 per flow-through Share, and (ii) 570,320 Units, at a price of $1.25 per Unit, receiving net proceeds, after payment of an 8% commission, of $1,138,868. The net proceeds from the sale of flow-through Shares, $483,000, may only be spent on Canadian properties. Each Unit consisted of one Share and one-half warrant to purchase one Share at an exercise price of $1.75 per Share, until September 15, 2006. Other than as described above, there have been no other significant changes in the Company’s business since the date of the unaudited financial statements for the period ended August 31, 2005.

ITEM 9:       THE OFFER AND LISTING

       9A. Common Share Trading Information

The Company’s Shares trade on the CNQ Canada’s New Stock Exchange in Canada, under the symbol “GVGI”. The initial listing date was effective on the CNQ Exchange in October 2004.

Table No. 16 lists the high and low sales prices on the CNQ for actual trades of the Company’s Shares. As of November 1, 2005 the closing price for the Shares was $1.20.

Table No. 14: CNQ Common-Voting Shares Trading Activity

Period Ended	High (CAD$)	Low (CAD$)
Monthly:
31-Oct-05	$1.30	$1.14
30-Sep-05	$1.51	$1.30
31-Aug-05	$1.42	$1.12
31-Jul-05	$1.40	$1.25
30-Jun-05	$1.35	$1.12
31-May-05	$1.25	$1.11
Annual (Fiscal Year):
Ended May 31, 2005	$2.00	$0.99

The Canadian Trading & Quotation System (the ‘CNQ’)

Canada’s newest stock exchange The CNQ began operations July 25, 2003. As of May 10, 2004, the Ontario Securities Commission officially recognized the CNQ as a stock exchange.

The CNQ offers an alternative to the high costs and large capitalization requirements of the other exchanges, thereby providing junior companies with a visible market for their securities. The CNQ is recognized by the Ontario Securities Commission (OSC) and is subject to OSC regulatory requirements. The OSC administers and enforces securities legislation in the Province of Ontario. The OSC protects investors from unfair, improper and fraudulent practices, fosters fair and efficient capital markets and maintains public and investor confidence in the integrity of those markets.

Market Regulation Services Inc. (RS) provides market surveillance and regulatory oversight. RS is the independent regulation services provider for Canadian equity markets. It monitors all trades in real-time every day to protect the investor and ensure market integrity.

All dealers must be Investment Dealers Association (IDA) members and adhere to Universal Market Integrity Rules and CNQ’s trading and practice rules. The IDA is the Canadian investment industry’s national trade association and self-regulatory organization. It plays a key role in market regulation, is a strong advocate of public policy and protects investors by ensuring its members follow strict compliance guidelines.

The Company plans to have its Shares traded on the OTC Bulletin Board in the United States during 2005, although there can be no assurance that the Shares will be accepted for trading on this facility.

As of November 1, 2005 the Company had 1,856,154 Share Purchase Warrants outstanding with varying expiration dates between December 23, 2005 and October 19, 2006.

       Stock Exchanges Identified

The Company’s Shares trade on the CNQ in Canada. Refer to ITEM 9A – Common Share Trading Information.

       9B. Plan of Distribution

              Not applicable.

       9C. Markets

              See 9A. above

       9D. Selling Shareholders

              Not applicable.

       9E. Dilution

              Not applicable.

       9F. Expenses of the Issue

              Not applicable.

ITEM 10:       ADDITIONAL INFORMATION

     10A. Share Capital

Not Applicable.

       10B. Memorandum and Articles of Association

Reference is made to Amendment No. to Registration Statement on Form 20-F, dated November __, 2005, filed with the Securities and Exchange Commission on November __, 2005).

       10C. Material Contracts

The following material contracts have been entered into by the Company within the past two years: 1) Option Agreement dated April 13, 2005 on the Pony Creek/Elliot Dome properties with Mill City Gold Corp. (“Option Agreement”) relating to the Company’s option to earn up to a 60% interest in the Pony Creek/Elliot Dome Property. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

2) Management Services Agreement dated June 1, 2004 between the Company and Global-Tek Business Development Inc., a company wholly owned by Raymond Pecoskie, for management and administrative services. Under the terms of the agreement, Grandview Gold agrees to pay Global-Tek in exchange for management, leadership and strategic business development services CAD$11,682 per month, payable on the 25th of each month. Additionally, Global-Tek is entitled to an option agreement with Grandview to purchase up to 750,000 common shares, exercisable at $1.00 per share and vesting quarterly, commencing October 1, 2004 in four equal instalments of 187,500 common shares each. Grandview agrees to reimburse Global-Tek for any business-related expenses including travel, cell phone or Blackberry, an office space allowance of $490.00 per month, a monthly car allowance of $670.95/month and related automobile expenses. See Item 6: Directors, Senior Management and Employees and Item 7. Major Shareholders and Related Party Transactions.

3) Consulting Agreement dated September 14, 2004 between the Company and Bay Street Connect Ltd. (“Bay”) whereby Bay would identify and attract potential investors. The agreement had a 6-month term with compensation to Bay of $4,000/month plus 100,000 stock options exercisable at an option price of $1.00 for five (5) years. This Agreement was terminated effective December 21, 2004 and 100,000 stock options were cancelled.

4) Agency agreement dated June 29, 2004 with IBK Capital Corp (“IBK”) whereby IBK would obtain for Grandview a private placement of up to 1,000,000 common shares at an offering price of $1.00 per share. In exchange for their services, Grandview would provide IBK a non-refundable work fee of $25,000, a 9% commission on the closing date, plus common share purchase warrants totalling a quantity equal to 10% of the total amount of the consideration divided by the price per share. This agreement expired December 29, 2004.

5) Investor Relations agreement dated March 1, 2005 between the Company and Tangent Management Corp. for the purpose of developing and executing investor and public relations programs directed toward individual investors, analysts and institutional investors. The agreement has an initial three-month term, with compensation of $5,000 per month and 100,000 options at an exercise price of $1.65. 50,000 of the options have a term of six months and 50,000 have a term of twelve months. All 100,000 options are fully vested July 1, 2005. After 3 months, either party may cancel the agreement with one (1) day written notice.

6) Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005 for the purpose of acquiring mineral dispositions (the “Property"). The Property consists of 11 claims totalling 234 hectares, registered in the Province of Manitoba, Canada. The purchase price for the property is $100,000 and 70,000 common shares of the Company.

7) Letter of Intent with Goldcorp Inc. (“Goldcorp”), dated July 12, 2005 granting Goldcorp an option to acquire a 60% in the Red Lake Property. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

8) Option Agreement with Fronteer with Fronteer Development Group Inc. and the Company, effective dated as of August 26, 2005, relating to the Company’s option to acquire a 51% interest in the Dixie Lake Property, Red Lake, Ontario. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

9) Investor Relations agreement dated September 1, 2005 between the Company and Renmark Financial Services (“Renmark”) for the purpose of developing and executing investor and public relations programs directed toward individual investors, analysts and institutional investors. The agreement is for a twelve-month period, starting September 1, 2005 and ending August 31, 2006. The Company may terminate the agreement anytime after February 28, 2006, by providing Renmark a 30-day written notice to the effect. Compensation is $5,000 per month from September 1, 2005 through February 28, 2006, and $7500 per month for the months March-August 2006. The Company also agrees to compensate for any reasonable expenses incurred by Renmark over the course of business, provided these expenses have been pre-approved by an authorized officer of The Company.

10) Memorandum of Agreement for Diamond Drilling Work dated September 12, 2005 between The Company and Rodren Drilling Ltd. (“Rodren”). Rodren has been contracted by the Company to conduct up to 2500 meters of diamond drilling on the Company’s Dixie Lake Property See Item 4D. History and Development of the Company: Property, Plant and Equipment. Work commenced in September 2005, and is scheduled to end in November 2005. The costs of this drilling program includes $20,000 for initial set-up and take down of Rodren’s drilling equipment and $50,000 as an advance payment against drilling. The advance payment will be taken off the final invoice.

11) Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc. (“Marum”) granting the Company an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

12) Consulting Agreement dated August 1, 2005 with Michael A. Dehn (“Dehn”). The Company has entered into a Consulting Contract Agreement with Dehn, who was appointed in August 2005 as the Company’s Vice President of Corporate Development. Under the agreement Dehn’s receives $72,000 per year. In addition, Dehn was granted options to acquire 150,000 Shares, at an exercise price of $1.30 per Share, vesting quarterly over the initial year of the agreement. Dehn will also be entitled to an option to acquire 10,000 Shares, at an undetermined price, or $10,000 in cash, in the event the Company enters into a letter of intent with Golden Pocket Resources Ltd. and signed by Irwin Pauls. The Company has also agreed to reimburse Mr. Dehn for any business-related expenses including travel, cell phone or Blackberry, automobile parking and gas expense, a field vehicle lease allowance of $500 per month and a hardware and software lease expense of $1,800 amortized over 12 months. The agreement is for one year, to be automatically extended on a year-to-year basis, unless terminated by either party.

13) Finders Fee Agreement dated effective October 20, 2005 between the Company and McKenna Gold Inc. In connection with the Company’s acquisition of an option to acquire a 51% interest in the Dixie Lake Property, Red Lake, Ontario, the Company issued 160,000 Shares to McKenna Gold Inc. as a finder’s fee. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

       10D. Exchange Controls

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares, other than withholding tax requirements. Reference is made to Item 10E. Taxation.

There are no limitations under the laws of Canada or the Province of Ontario, or in our constituting documents, with respect to the right of non-resident or foreign owners to hold or vote Shares other than those imposed by the Investment Canada Act.

The Investment Canada Act is a federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an individual, a government or entity that is a "non-Canadian" as that term is defined in the Investment Canada Act. Management of the Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for "WTO investors" as defined under the Investment Canada Act. If the Company were to become a “non-Canadian” in the future, Management believes the Company would likely become a “non-Canadian” which is a “WTO investor.” Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving “WTO investors” where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher “WTO investor” thresholds do not apply.

Acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, investments to establish new, unrelated businesses are not generally reviewable. An investment to establish a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments, generally, may not be implemented prior to the Minister’s determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act. Generally investments by non-Canadians consisting of the acquisition of control of Canadian businesses which acquisitions are otherwise non-reviewable or the establishment of new Canadian businesses require that a notice be given under the Investment Canada Act in the prescribed form and manner. Any proposed take-over of the Company by a “non-Canadian” would likely be subject only to the simple “notification” requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a “WTO investor” for purposes of the Investment Canada Act. Generally, a “WTO investor” is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization. In the case of a person that is not an individual, a WTO investor is a person that generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries that are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least before the “reviewable” transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

       10E. Taxation

              10E.1. Certain Canadian Federal Income Tax Consequences - General

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities. Reference is made to “Item 10E.4 – United States Taxation” for a more detailed discussion of the United States tax considerations relating to an investment in the Shares.

              10E.2. Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

              10E.3. Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The CNQ is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

              10E.4. United States Taxation

The following summary is a general discussion of the material United States Federal income tax considerations to US holders of our Shares under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-US holders.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of our shares should consult their own tax advisors about the Federal, state, local, estate and foreign tax consequences of purchasing, owning and disposing of our shares.

US Holders

As used herein, a “US Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for US tax purposes and any other person or entity whose ownership of our shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our shares is not effectively connected with conduct or trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on our Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to our shares are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits as defined under US Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the US Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the US Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation. With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain US Holders). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the US Holder must meet the required holding period. In order to meet the required holding period, the US Holder must hold our Common Shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Dividends paid on our shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such US Holder owns shares representing at least 10% of our voting power and value. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed US $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our shares may be entitled, at-the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States Federal income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of our shares should consult their own tax advisors regarding their individual circumstances.

Disposition of our Shares

A US Holder will recognize a gain or loss upon the sale of our shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our shares. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the US Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Preferential tax rates for long-term gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to US $3,000 a year (US $1,500 in the case of a married individual filing separately). For US Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of our shares: Foreign Personal Holding Company If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of our gross income for such year was derived from certain passive sources, we would be treated as a “foreign personal holding company”. In that event, US Holders that hold our shares (on the earlier of the last day of our tax year or the last date on which we were a foreign personal holding company) would be required to include in gross income for such year their allowable portions of such passive income to the extent we do not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging our shares to be treated as ordinary income rather than capital gain. Passive Foreign Investment Company As a foreign corporation with US Holders, we could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, if 75% or more of our gross income in a taxable year is passive income, or the average percentage of our assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. US Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the US Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing US Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to US Holders who own their interests in a PFIC through intermediate entities or persons.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing US Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A US Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. The specific tax effect to the US Holder and the transferee may vary based on the manner in which our shares are transferred. Each US Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Shareholder Election

These adverse tax consequences may be avoided, if the US Holder has elected to treat the PFIC as a qualified electing fund (a “QEF”) with respect to that US Holder effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the US Holder’s holding period. The procedure a US Holder must comply with in making an effective QEF election will depend on whether the year of election is the first year in the US Holder's holding period in which we are a PFIC. If the US Holder makes a QEF election in such first year (i.e. a timely QEF election), then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, we qualified as a PFIC in a prior year, then in addition to filing documents, the US Holder must generally recognize gain as if it had sold the QEF stock on the first day of the taxable year in which the QEF election is made, if (i) the US Holder holds stock in the PFIC on that day, and (ii) the US Holder can establish the fair market value of the PFIC stock on that day. The US Holder will treat that deemed sale transaction as a disposition of PFIC stock and will, thereafter, be subject to the rules described below applicable to US shareholders of a QEF.

In general, US shareholders of a QEF are taxable currently on their pro rata share of the QEF’s ordinary income and net capital gain regardless of whether such income or gain was actually distributed. A US Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.

Mark to Market Election

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such US Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made. A US Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our shares as of the close of such tax year over such US Holder's adjusted basis in such shares. In addition, the US Holder is allowed a deduction for the lesser of (i) the excess, if any, of such US Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our shares included by such US Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a US Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our shares and we are a PFIC (“Non-Electing US Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A US Holder's adjusted tax basis in our shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The PFIC and QEF election rules are complex. US Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of our stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of our stock (“United States shareholder”), we could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would cause many complex results including the required inclusion by such United States shareholders in income of their pro rata share of our “Subpart F income” (as specially defined by the Code). If we are both a PFIC and controlled foreign corporation, we will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for our taxable years ending with or within such taxable years of United States shareholders. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a US Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the US Holders of our shares, a more detailed review of these rules is outside of the scope of this discussion.

       10F. Dividends and Paying Agents

              Not applicable.

       10G. Statements by Experts

In reference to financial numbers stated throughout this registration statement, a consent by the auditors McCarney Greenwood LLP, Chartered Accountants, has been obtained. Reference is made to Item 19B. Exhibits, 5.3.

In connection with the technical information disclosed under Item 4D.1 Pony Creek/Elliott Dome Property, Elko County, Nevada, a consent has been included as referenced under Item 19B. Exhibits, 5.4.

       10H.Documents on Display

Copies of the documents referred to in this document may be inspected during normal business hours, at the offices of WeirFoulds, LLP located at 1600 – 130 King Street West, Toronto, Ontario, M5X 1J5, Canada.

       10I. Subsidiary Information

              Not applicable.

ITEM 11:       QUANTIITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                        Not applicable.

ITEM 12:       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                        Not Applicable.

PART II

ITEM 13:       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                        None.

ITEM 14:       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                        None.

ITEM 15:       CONTROLS AND PROCEDURES

                        Not applicable.

ITEM 16:       AUDIT COMMITTEE

       16A. Audit Committee Financial Expert

The board of directors has determined that both Messrs Brown and Grant are financial experts on its audit committee. Richard Brown, with an MBA in finance, has worked in investment banking for more than fifteen years. He has also developed his expertise as chief financial officer of Navitrak International Company, a publicly traded company. Ian Grant offers expertise in finance to the Audit Committee with his experience in investment banking. Mr. Grant continues to be involved with the financial aspects of companies as chairman of SeaBiscuit Capital Corporation, a privately held investment firm with holdings in both private and public companies.

       16B. Code of Ethics

The Company does not currently have a code of ethics that applies to its senior executive officers. The Company anticipates that it will be adopting a code of ethics for its senior executive officers in connection with its planned listing application with the Toronto Stock Exchange. The Company undertakes that it will file a copy of its Code of Ethics with the Securities and Exchange Commission and post the text of such Code of Ethics on the Company’s website.

       16C. Principal Accountant Fees and Services

              16C.1. Audit Fees

The aggregate fees billed for professional services rendered by the Company's principal accountant for the audit of the Company's annual financial statements for the fiscal years ended May 31, 2005 and 2004 included in the Company's Forms 20-F during those fiscal years were $15,000 and $5,000, respectively.

              16C.2. Audit Related Fees

The Company incurred fees of $18,750 during the last two fiscal years for assurance and related services by the Company's principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements.

              16C.3. Tax Fees

The Company incurred fees of $5,750 during the last two fiscal years for professional services rendered by the Company's principal accountant for tax compliance, tax advice and tax planning.

              16C.4. All Other Fees

The Company incurred other fees of $11,635 during the last two fiscal years for products and services rendered by the Company's principal accountant.

       16D. Exemptions from the Listing Standards for Audit Committees

              Not applicable.

       16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases made by or on behalf of the Company or any “affiliated purchaser” of the Company's equity securities.

PART III

ITEM 17:       FINANCIAL STATEMENTS

1) Consolidated Balance Sheets of Grandview Gold Inc. as at May 31, 2005 and 2004 and Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2005, 2004 and 2003, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 14 to the consolidated financial statements.

2) Unaudited Balance Sheet as at August 31, 2005, Statements of Operations and Deficit for the Three Months ended August 31, 2005 and 2004, Statements of Cash Flows for the Three Months ended August 31, 2005 and 2004.

ITEM 18:       FINANCIAL STATEMENTS

                        See Item 17. Financial Statements.

ITEM 19:       EXHIBITS

       19A. Financial Statements

1) Consolidated Balance Sheets of Grandview Gold Inc. as at May 31, 2005 and 2004 and Consolidated Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2005, 2004 and 2003, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 14 to the consolidated financial statements.

2) Unaudited Balance Sheet as at August 31, 2005, Statements of Operations and Deficit for the Three Months ended August 31, 2005 and 2004, Statements of Cash Flows for the Three Months ended August 31, 2005 and 2004.

       19B. Exhibits

(Reference is made to Registration Statement on Form 20-F, dated May 3, 2005, filed with the Securities and Exchange Commission on May 5, 2005, for exhibits 1, 2, and 3.1 - 3.6. Reference is made to Amendment No. 1 to Registration Statement on Form 20-F, dated August 17, 2005, filed with the Securities and Exchange Commission on August 18, 2005, for exhibits 5.1, and 5.4. Reference is made to Amendment No. 2 to Registration Statement on Form 20-F, dated November 14, 2005, filed with the Securities and Exchange Commission on November 15, 2005, for exhibits 3.7 – 3.14, and 5.2)

1.	Articles of Incorporation/Bylaws as currently in effect:
	1.1.	Certificate of Incorporation, Loisan Red Lake Gold Mines Limited, November 23, 1945
	1.2.	Articles of Amendment dated September 22, 1983
	1.3.	Articles of Amendment dated April 9, 1987
	1.4.	Articles of Amendment dated July 6, 2004
	1.5.	By-laws of the Company dated January 14, 1987

2.	Instruments defining the rights of holders of equity
- Refer to Exhibit No. 1 -

3.	Material Contracts
	3.1.	Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.
	3.2.	Management contract dated June 1, 2004 with Global-Tek Business Development Inc., a consulting company owned by the president Raymond Pecoskie.

3.3.	Consulting Agreement with Bay Street Connect Ltd. dated September 14, 2004 for consulting services to identify and attract potential investors. Termination letter dated December 21, 2004.

3.4.	Investor relations agreement dated June 29, 2004 with IBK Capital Corp for consulting services.

3.5.	Investor Relations agreement dated March 1, 2005, with Tangent Management Corp.

3.6.	Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.

3.7.	Letter of Intent with Goldcorp Inc. (“Goldcorp”), dated July 12, 2005

3.8.	Option Agreement with Fronteer Development Group Inc. and the Company, dated as of August 26, 2005

3.9.	Investor relations agreement dated September 1, 2005 with Renmark Financial Communications Inc. for consulting services.

3.10.	Memorandum of Agreement between the Company and Rodren Drilling Ltd. dated September 12, 2005

3.11.	Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.

3.12.	Consulting Agreement dated August 1, 2005 between the Company and Michael A. Dehn.

3.13.	Finders Fee Agreement dated October 20, 2005 between the Company and McKeena Gold Inc.

3.14.	Letter Agreement dated September 8, 2005 with Mill City Gold Corp. amending Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.

4.	List of Subsidiaries
- None -

5.	Additional Exhibits
5.1. 2004 Stock Option Plan
5.2. Audit Committee Charter
5.3. Consent of McCarney Greenwood LLP.
5.4. Consent of R.H. Russell, M.Sc.

12.	Certifications
12.1. Certification of Chief Executive Officer

13.	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.1. Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.

By:	/s/ Ray Pecoskie
Ray Pecoskie
President

Date: December 23, 2005