Form 20-F
period 2006-05-31
Grandview Gold, Inc.
filed 2006-12-26
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE No. 0001313974

GRANDVIEW GOLD INC.
(Exact name of Registrant as specified in its charter)

GRANDVIEW GOLD INC.
(Translation of Registrant's name into English)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6, Canada
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:	None

Securities to be registered pursuant to Section 12(g) of the Act:	common shares
(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 19,086,892

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [    ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ X ] No [    ]

- i -

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [    ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ X ] Item 18 [    ]

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [    ] No [ X ]

- ii -

- iii -

- iv -

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

proven (measured) reserves
Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

- v -

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

- vi -

PART I

ITEM 1:	Identity of Directors, Senior Management and Advisors

     Not Applicable.

ITEM 2:	Offer Statistics and Expected Timetable

     Not Applicable.

ITEM 3:	Key Information

Unless expressed otherwise, all dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2002 through May 31, 2006, and for the period June 1, 2006 through November 30, 2006.

YEAR ENDED MAY 31	AVERAGE
2002	0.6389
2003	0.6587
2004	0.7447
2005	0.7937
2006	0.8581

MONTH	LOW	HIGH	AVERAGE
June 2006	0.8902	0.9090	0.8969
July 2006	0.8990	0.8760	0.8843
August 2006	0.8840	0.9037	0.9037
September 2006	0.8872	0.9048	0.8968
October 2006	0.8784	0.8965	0.8907
November 2006	0.8715	0.8869	0.8762

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At December 13, 2006, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equalled $0.8644 in U.S. dollars. (Source: The Wall Street Journal)

A.	Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended May 31, 2006, 2005, 2004, 2003, and 2002 (audited), and the three month periods ended August 31, 2006 and 2005 (unaudited) which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ substantially from United States generally accepted accounting principles “(US GAAP”). Reference is made to Note 15 to the audited financial statements for the period ended May 31, 2006 in Item 17. Financial Statements for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences could affect the Company’s financial statements.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

Table No. 1: Selected Financial Data

(CAD$)	Three Months Ended Aug. 31, 2006 (unaudited)	Three Months Ended Aug. 31, 2005 (unaudited)	Year Ended May 31, 2006 (audited)	Year Ended May 31, 2005 (audited)	Year Ended May 31, 2004 (audited)
CANADIAN GAAP
Revenue
Income (Loss) for the Period
Basic Earning (Loss) Per Share
Dividends Per Share
Period-end Shares
Cash
Working Capital
Mineral Properties
Long-term Debt
Capital Stock
Shareholders’ Equity
Total Assets	Nil ($914,200) ($0.05) Nil 19,086,892 $2,343,105 $2,463,012 $4,424,092 Nil $9,543,301 $6,887,104 $7,211,013	Nil ($255,905) ($0.02) Nil 13,950,598 $2,386,005 $2,198,566 $888,889 Nil $7,142,938 $3,087,455 $3,334,646	Nil ($1,003,216) (($0.07) Nil 19,086,892 $3,802,800 $3,813,975 $3,415,766 Nil $9,543,301 $7,229,741 $7,651,243	Nil ($1,485,564) ($0.14) Nil 11,851,494 $244,067 $151,475 $659,236 Nil $4,781,750 $810,711 $943,727	Nil $1,058 0.00 Nil 3,270,998 $1 ($56,594) $562 Nil $3,378,444 ($56,032) $10,819
US GAAP Net Income (Loss) Income (Loss) Per Share Mineral Property Rights Shareholders’ Equity Total Assets	($1,756,364) ($0.09) $1,384,725 $3,847,737 $4,171,646	($485,558) ($0.04) Nil $2,198,566 $2,445,757	($3,673,388) ($0.25) $1,218,563 $5,032,538 $5,454,040	($1,743,463) ($0.20) $400,775 $552,250 $685,266	$21,292 $0.00 Nil ($56,594) $10,257

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons For The Offer and Use Of Proceeds

Not Applicable.

D.	Risk Factors

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

Because We Have No Revenue Producing Operations, We are Dependent Upon Our Ability to Raise Funds In Order to Stay In Business. Since inception, the Company has not generated any revenues from mining operations. As of August 31, 2006, the Company had an accumulated deficit of approximately $6.9 million. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds from external sources to (i) maintain our interest in the Pony Creek/Elliott Dome Property and its Canadian properties, (ii) to acquire, explore, and if warranted, develop other mineral properties, (iii) to participate in other projects and (iv) to provide sufficient cash to fund operations. There is no assurance that we will be able to raise the funds on acceptable terms, or at all. If we do not raise these funds, we would be unable to pursue our planned business operations and investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

If We Do Not Make Substantial Payments Over the Next Year, We Could Lose Our Right to Acquire a 60% Interest in the Pony Creek/Elliott Dome Property. In order to acquire our 60% interest in the Pony Creek/Elliott Dome Property, we were required to spend up to $1.5 million US by July 31, 2006 on exploration of the property (this condition has been met), with an additional $2 million US due by August 31, 2007, if certain conditions are not met. Reference is made to Item 4D. Information on the Company: Property, Plants and Equipment, for a description of the Company’s obligations regarding its acquisition of a 60% interest in the Pony Creek/Elliott Dome Property from Mill City. At the present time, the Company does the Company have the necessary funds to pay for the exploration programs due by August 31, 2007. In the event the Company is unable to pay for the required exploration programs, it would forfeit its interest in the property, including any funds previously paid.

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

We Could Lose our Interest in the Rocky Ridge Property if Harvest Gold Corporation Defaults on its Obligations. In November 2006 we acquired from Harvest Gold Corporation (“Harvest Gold”) an option to acquire a 70% in the Rocky Ridge Property, located in the Lac du Bonnet Mining District in Manitoba. Previously, in November 2006 Harvest Gold, in turn, acquired its option to acquire a 100% interest in the Rocky Ridge Property, which option requires it to make certain payments to Kuran and issue Kuran up to 500,000 of Harvest Gold’s shares of common stock. If Harvest Gold defaults on its obligations to Kuran, and such defaults are not cured, Harvest Gold’s option to acquire a 100% in the Rocky Ridge Property would lapse and all interest in the claims would revert to Kuran. In such event, the Company’s option to acquire a 70% interest in the property could lapse, notwithstanding that the Company has fulfilled all of its obligations under its agreement with Harvest Gold. Reference is made to Item 4D. Information on the Company: Property, Plants and Equipment, for a description of the Company’s obligations regarding its acquisition of a 70% interest in the Rocky Ridge Property.

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

Adverse Government Policies and Environmental Risks Could Harm Our Business; The Amount of Capital Necessary to Meet All Environmental Regulations Associated with Our Exploration Programs Could Be In An Amount Great Enough to Force the Company to Cease Operations. Reference is made to “Item 4. Information on the Company. B. Business Overview.” for a discussion of the regulatory issues facing the Company. The current and anticipated future operations of the Company, including further exploration activities require permits from various U.S. governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, and developments of, our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

Management May Be Subject to Conflicts of Interest Due to Affiliations with Other Resource Companies. Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. There can be no assurance that the Company will be able to pursue such opportunities because of our officers and directors’ conflicts. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgists, engineers and others. Similarly, there can be no assurance that the Company will be able to obtain necessary investment capital and technical resources because of our officers and directors’ conflicts. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

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

Our Stock Price Could be Volatile Causing Investors to Suffer Significant Losses If the Shares are Depressed or Illiquid when an Investor Desires to Sell his Shares. The market price of a publicly- traded stock, especially that of a mining exploration Company such as ours, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for mining exploration stocks, the strength of the economy generally, the availability of alternative investments, and the breadth of the public market for the stock. The market price of our Shares on the CNQ Exchange in Canada has been, and is likely to continue to be, volatile. Therefore, investors could suffer significant losses if our Shares are depressed or illiquid when an investor desires to sell Shares.

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

The Company has Only One Full-Time Service Provider; Our Chief Financial Officer does not Work for us Full-time. The Company’s only full-time service provider is Paul Sarjeant, who is its President and Chief Executive Officer. Our Chief Financial Officer, Ernest Cleave, only works for us on a part-time basis, spending approximately 30 hours per month on the Company’s business. The loss of Mr. Sarjeant, for any reason, or our inability to attract and retain additional highly skilled employees, may adversely affect our business and future operations. We do not carry key-man insurance on any members of our management.

In the Event Mr. Paul Sarjeant, our President and Chief Executive Officer Leaves the Company, Grandview would be Adversely Affected. In the event that Mr. Paul Sarjeant, our President and Chief Executive Officer, ceases to be employed by the Company, we would be materially and adversely affected. We are heavily dependent upon him. In the event his employment ceases, there is no assurance that a suitable replacement could be employed. The Company has no key-man life insurance or written consulting agreements with the Senior Officers or Directors.

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

ITEM 4:	Information on the Company

A.	History and Development of the Company

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

     On November 2, 2000, the cease trade order referenced above was lifted and on February 4, 2003 the cease trade order was re-issued for late filing of financial statements. During this same period, the Company determined that the initiative to invest in high technology companies was unfavourable, as much of the technology industry became mired in a well-documented ‘tech burst’ that bottomed out in late 2001.As such, the Company decided to reinstate the original business mandate and build a team focussed on mineral exploration and development.

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

     The Company’s executive office is located at:

330 Bay Street, Suite 820
Toronto, Ontario, M5H 2S8
Canada

     Its registered and records office is located at Suite 500, 360 Bay Street, Toronto, Ontario, Canada. Its telephone number is (416) 486-3444.

     The Company has financed its operations through the financings listed in the table shown below.

Table No. 2: Financings

Fiscal Year	Nature of Issuance	Number of Shares	Capital Raised
July 22, 2004	Private Placement (1)	120,000	$120,000
August 23, 2004	Private Placement (1)	150,000	$150,000
September 30, 2004	Private Placement (1)	175,000	$175,000
December 23, 2004	Private Placement (2)	1,005,000	$1,005,000
August 31, 2005	Private Placement (3)	2,099,104	$2,623,880
September 15, 2005	Private Placement (3)	590,320	$737,900
October 19, 2005	Private Placement (3)	400,000	$500,000
March 27, 2006	Private Placement (4)	3,985,974	$4,384,571

          Notes:

(1)	Units sold as 1 common share for $1.00/share. No commissions were paid.

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

(4)

Units comprised of one common share and one half warrant exercisable into one additional common share at an exercise price of $1.75 per share. The units were sold at a price of $1.10 per unit, raising gross proceeds of $4,384,571.

The Company does not have an agent in the United States.

Capital Expenditures

The table below shows historical capital expenditures

Fiscal Year	Expenditures
Fiscal 2001	$0
Fiscal 2002	$0
Fiscal 2003	$0
Fiscal 2004	$562
Fiscal 2005	$658,674
Fiscal 2006	$2,756,530

B.	Business Overview[1]

General

     The Company is engaged in the exploration and, if warranted, development of mineral properties in Nevada and Canada. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) an option to acquire a 60% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) an option to acquire a 51% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (iii) a 100% interest in eleven mining claims located in Manitoba, Canada, (iv) a 100% interest in eight mining claims located in Red Lake, Ontario, Canada (the “Red Lake Property”), (v) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”), and (vi) ) an option to acquire a 70% interest in the Rocky Ridge property in the Lac du Bonnet Mining District in Manitoba.

     The Pony Creek Property and Elliott Dome Property are collectively referred to as the “Pony Creek/Elliott Dome Property.” The Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property and the Dixie Lake Property. In addition, on July 12, 2005 the Company signed a Letter of Intent with Goldcorp Inc. (“Goldcorp”), a company listed on the New York Stock Exchange and Toronto Stock Exchange, pursuant to which Goldcorp could earn a 60% interest in the Red Lake Property by incurring $100,000 of exploration expenditures within 18 months of the parties entering into a formal option agreement and joint venture agreement. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment - Red Lake Property, Ontario, for a discussion of the Letter of Intent and the proposed option and joint venture between the Company and Goldcorp. In addition, on September 30, 2005 the Company signed an Option Agreement with Marum Resources Inc. (“Marum”) granting the Company the right to acquire a 50% interest in the Gem Property, a property located near Manitoba, Canada, by incurring $250,000 in exploration expenditures on the property by September 30, 2007. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment –Gem Property, Manitoba, for a discussion of the Option Agreement with Marum. On November 23, 2006 the Company entered into an option agreement with Harvest Gold Corporation pursuant to which the Company can acquire up to a 70% interest in the Rocky Ridge gold property in the Lac du Bonnet Mining District in Manitoba. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment – Rocky Ridge Property, Manitoba, for a discussion of the Option Agreement with Harvest Gold Corporation.

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

____________________________

1See Glossary on pages iii-iv for terms used throughout this Annual Report.

     Things that will be analyzed by us in making a determination of whether we have a deposit, which can be feasibly mined at a profit, include:

          (1) the amount of mineralization, which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;
          (2) the expected mining dilution;
          (3) the expected recovery rates in processing;
          (4) the cost of mining the deposit;
          (5) the cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;
          (6) the costs to construct, maintain, and operate mining and processing activities;
          (7) other costs associated with operations including permit and reclamation costs upon cessation of operations;
          (8) the costs of capital;
          (9) the costs involved in acquiring and maintaining the property; and
          (10) the price of the precious or base minerals. For example, the price of one ounce of gold for the years 2000-2005 ranged from a low of $271 U.S. in 2001, to a high of $537.50 U.S. in 2005. At December 15, 2006, the closing price of gold was $623.75 U.S. per ounce.2 Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

  seeking to sell the deposit or the Company to third parties;
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

     As part of the permit or licensing requirements, the applicant is required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is

____________________________

2 Source: Kitco: Past Historical London Fix

determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

     The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2006 and 2007exploration seasons. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in the State of Nevada and the Provinces of Manitoba and Ontario.

C.	Organizational Structure

The Company has no subsidiaries.

D.	Property, Plants and Equipment

General

     To date, the Company’s only mining interests are (i) an option to acquire a 60% interest in the Pony Creek Property and Elliott Dome Property, both located in Nevada, (ii) an option to acquire a 51% interest in the Dixie Lake Property, Red Lake Mining Division, Ontario (iii) a 100% interest in eleven mining claims located in Bissett, Manitoba, Canada (iv) a 100% interest in eight mining claims located in Red Lake, Ontario, Canada., (v) an option to acquire a 50% interest in the Gem Property, a property located near Manitoba, Canada, and (vi) an option to acquire a 70% interest in the Rocky Ridge property in the Lac du Bonnet Mining District in Manitoba.

     The Pony Creek Property and Elliott Dome Property are collectively referred to as the “Pony Creek/Elliott Dome Property.” Though the Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property, the Company is required to spend a minimum of $300,000 on exploration of the Dixie Lake Property by July 2007, pay $75,000 to the optionee of the Dixie Lake by July 2007, incur $250,000 of exploration expenditures on the Gem Property by September 30, 2007, has budgeted $50,000 over the next twelve months for exploration of the property in Bissett, Manitoba, Canada, and is required to make payments totalling $85,000 by November 1, 2008 and incur exploration expenditures of at least $600,000 by December 31 2008 to exercise its option to acquire a 70% in the Rocky Ridge Property.

     There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Pony Creek/Elliott Dome Property, Elko County, Nevada

     The Company originally acquired its option to acquire a 60% interest in the Pony Creek/Elliott Property pursuant to a Letter Agreement among Mill City International Corporation (“Mill City”), the Company, and Mr. Carl A. Pescio (“Pescio”) dated July 15, 2004, as amended December 3, 2004 (the “Letter Agreement”). The Letter Agreement has since been superseded by a formal Option Agreement between the Company and Mill City dated April 13, 2005 (the “Option Agreement”). The Pony Creek/Elliott Property currently consists of 895 unpatented lode mining claims, each about 20 acres in size, totalling approximately 18,495 acres (7,485 hectares).

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

     In addition, Mill City is required to make the following advance royalty payments to Pescio:

Year	Amount
June 1, 2004	$45,000 (paid)
June 1, 2005	$75,000 (paid)
June 1, 2006	$100,000 (paid)
June 1, 2007	$150,000
June 1, 2008	$200,000
And every June 1 thereafter until the property goes into commercial production

     The amendment to the Option Agreement dated December 3, 2004 states that Grandview has now assumed all payment obligations to Pescio and all work commitments under the Option Agreement, in place of Mill City.

     Mill City is also required to pay annual rentals to the Bureau of Land Management of $100 per claim on or before September 1 of each year and $8.50 per claim to the Elko County Recorder on or before November 1 of each year. For 2004, rental payments on the original 319 claims totalled approximately $42,000 US, while the rental payments on the additional 359 claims acquired through staking totalled approximately $72,000 US. No other rental payments are outstanding at this time. Work commitments under the Option Agreement required $500,000 US in work expenditures by July 30, 2005, which was completed.

     Agreement with Mill City International Corporation

     Pursuant to the Option Agreement, the Company was granted an option to acquire from Mill City a 60% interest in the Pony Creek/Elliott Dome Property, located in the Elko County, Nevada. In consideration of Mill City granting it the option, on August 10, 2004 the Corporation issued Mill City 400,000 of its common shares. To exercise it option to acquire the 60% interest, the Corporation is required to incur expenditures on the Pony Creek/Elliott Dome Property of at least $3,500,000 by August 31, 2007 as follows:

     1. By July 31, 2005, the Company was required to make or cause to be made exploration expenditures of $500,000 US, which was completed.
     2. By July 31, 2006, the Company was required to make or cause to be made exploration expenditures of $1,000,000 US, which was completed.
     3. Mill City will be required to carry out at least 5,000 feet of drilling on the property within three years followed by a yearly commitment of 7,500 feet until completion of a bankable feasibility study report. After completion of 2,000 feet of the initial 5,000 foot commitment on the property, the parties may agree that all or a portion of the remaining 3,000 feet of drilling maybe drilled on one or more of any other five (5) properties subject to similar agreements entered into between Mill City and Pescio as of the date hereof. Excess footage drilled on the property in any year can be carried forward to subsequent years and the drilling commitment on any of the other five (5) properties may be extended for a period not to exceed eighteen (18) months Mill City shall pay Pescio $10.00 per foot committed to and not drilled within the applicable time period referred to above.

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

     Within 90 days of the Vesting Date the Company will be required to prepare and provide to Mill City a proposed exploration program and budget. Mill City will then have 60 days to elect to either:

     1. convert its 40% interest in the Pony Creek/Elliott Dome Property into a 20% carried interest whereby:

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

Midas
Dee
Bootstrap
Blue Star
Carlin
Gold Quarry
Goldstrike
Genesis
Maggie Crk.
Rain
Railroad
Trout Crk.
Winnemucca
PONY CREEK
PROJECT
Lovelock
Bellview
Bald Mtn.
White Pine
Alligator Ridge
Illipah
Reno
Fallon
Hawthorne
0 50 miles
0 80 kilometers
County
Boundaries
STATE OF NEVADA
Vegas
N

PONY CREEK PROJECT

Index Map

Mill City International Corporation

Adapted From Figure by Dr. E. W. Abbott,
September, 2003
ELKO COUNTY, NEVADA

March, 2004

RICK HAROLD RUSSELL

Figure 1

Figure 1. Pony Creek Project

     Property Description and Location

     The Pony Creek/Elliott Dome property is comprised of a total of 895 unpatented lode mining claims located across the crest of the southern part of the Pinyon Range at elevations ranging from 6,600 feet to about 8,000 feet. The Pony Creek property is located in the Larrabee mining district of Elko County, Nevada in the southern half of the Carlin Trend, 28 miles southeast of the town of Carlin. Access to the claims from the west is by traveling the Indian Pony road off State Highway 278 or from the east via the Red Rock Ranch road off a junction with State Highway 228. Thereafter, travel to the property is primarily on graded, gravel roads.

     The image below shows the location relative to the City of Carlin, Nevada.

Figure 2. Road Access to Pony Creek/Elliot Dome

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

     According to the Russell Report, since 1980, approximately $5.0 million US has been spent on exploration of the Pony Creek/Elliot Dome Property, during which time a number of different companies have completed exploration and development work on the property. A summary of the work conducted during this time is provided below:

     Table No. 3: Historical work conducted on the Pony Creek/Elliot Dome Property since 1980

Year	Corporation	Drilling	Additional Work Completed
1980	Newmont	None	Stream sediment sampling program identified anomalous Au and As 100 claims located
1981- 1989	Newmont	110 RC Holes (49,346 ft.) 2 Core Holes (1,834 ft.)	Aeromagnetic survey, soil geochemistry and drilling in the Pot Holes and Bowl areas. 80 additional claims staked. Review and compilation of property data. Completion of soil sampling and mapping.

Year	Corporation	Drilling	Additional Work Completed
1990- 1992	Newmont- Westmont JV	31 RC Holes (15,085 ft.)	Property optioned by Westmont. JV formed with Westmont as the operator. Soil geochemistry and drilling completed on north and west edges of claim block, IP work started.
1993	Ramrod (Quest)	None	Westmont acquired by Ramrod Gold (later Quest) who took over as project operator.
1994- 1995	Quest-Uranerz JV	15 RC Holes (12,530 ft.)	Quest enters into JV with Uranerz as operator. Completion of 19.2 line miles Of IP, ground magnetics, mapping and surveying. Extensive soil geochemistry, drilling on northeastern part of Property.
1996	Quest	None	Data compilation and analysis.
1997- 1998	Quest-Barrick JV	RC Holes (3,185 ft.)	Quest purchases remainder of Newmont’s Interest for US$50,000. JV with Barrick signed. Geophysical target drilled with 4 holes. JV Terminated July 1998.
1999- 2000	Homestake	5 RC Holes (5,982 ft.)	Quest acquired by Standard Mining and Property abandoned. Mr. Carl Pescio acquires Pony Creek Property and options it to Homestake. 5 RC holes drilled.
2001- 2003	Nevada Contact	8 RC Holes (7,835 ft.)	Nevada Contact options Property from Mr. Pescio. Drills 8 RC holes before terminating agreement.
2003	Mill City	None	Mill City acquires Pony Creek Property from Mr. Pescio in July 2003.
2004	Mill City-GGI JV	None	Mill City enters into JV agreement with GGI.
2005	Grandview Gold	2 core holes (2,014 feet)	Geochemical survey, compilation.
2006	Grandview Gold	7 core holes (12,414 feet)	Geophysics, geological mapping, geochemistry and data compilation.

     Mineral Resource Estimates

     According to the Russell Report, a total of 175 drill holes, totalling 95,511 feet had been drilled on the Pony Creek/Elliott Dome Property to March 2004, with results known from all but seven of the holes. Of those 167 drill holes, for which information is available, 88 drill holes (50.3%) have gold intercepts of at least 5.0 feet grading 0.010 ounces of gold per ton.

     The primary goal of most of the previous exploration programs on the Pony Creek/Elliott Dome Property was to develop an open pit gold deposit. As a result, 92.5% of the gold intercepts at a cut-off grade of 0.015 ounces of gold per ton are within 500 feet of the surface.

     The following tables summarizes the resource estimates prepared for the Pony Creek/Elliott Dome Property, which are based upon an analysis of the assay data resulting from the drilling conducted on the property in the past.

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

Indicated Resources:

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

Inferred Resources:

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

     Exploration Program for 2005-2006

     During 2005-2006, the Company completed the first phase of the exploration program recommended in the Russell Report. The Russell Report recommended an exploration consisting of drilling between 5 and 10 holes, totalling approximately 10,000 feet. The Company completed a diamond drilling program consisting of 7 holes, totalling approximately 12,400 feet. The drill program encountered gold mineralization in some of the holes. The Company is currently evaluating the results of this program to determine the next phase of its exploration on the Pony Creek/Elliott Dome Property. Depending upon its conclusions regarding its first phase exploration program, the Company has tentatively budgeted a follow-drilling program costing of approximately $235,000.

     In the event the two-phase drilling program is successful, of which there can be no assurance, Russell recommended that an extensive program of development drilling be conducted. Russell recommended that approximately 150 holes be drilled at an estimated cost of $4.5 million.

     Grandview contracted the services of Watts, Griffis and McOuat, a geological consulting firm out of Toronto Ontario, Canada, as well as Matrix Geo-Technologies Inc. from Toronto, who provided geophysical surveying and consulting. Carlin Trend Mining Services (“Carlin Trend”) out of Nevada provided GPS grid and mapping, along with drilling work crews. Mr. David Knight, M.Sc, P.G. and a director of Carlin Trend, supervised the drilling program.

     On July 12, 2006 the Company entered into a Field Management Agreement with Carlin Trend pursuant to which Carlin Trend agreed to provide the following services: (i) general field management services; (ii) supplying and overseeing all geological support staff activities; (iii) coordinating all geophysical, geochem service activities; (iv) monitoring ongoing drilling programs; (v) supervising core-cutting, logging and sample preparation; and (vi) supervising property geo-mapping activities. In July 2006, the Company paid Carlin Trend an advance of $98,920 U.S. for the above services: (i) general field management charge – two months at $10,000 U.S. per month, not to exceed 516 hours per year or 43 hours per month - $20,000 U.S; (ii) one field drilling & supervision geologist – two months at $520 U.S. per day and working 25 days per months - $26,000 U.S.; (iii) geological technicians charge -$240.00 U.S. per day for two technicians each, working 25 days per month, and three technicians each working 10 days per month - $38,400 U.S.; and (v) field transportation and mileage advance charge - $290.40 U.S. per day for two months - $14,520 U.S. This contract is still in effect and the Company anticipates the contract continuing into the foreseeable future.

     In addition to providing the above services, in July 2006 the Company paid Carlin Trend an additional $95,000 U.S. covering anticipated invoiced amounts from sub-contractors Carlin Trend in the initial 60 days of the Field Management Agreement. These amounts were projected to be: (i) pre-drilling program: activation labs –processing test - $35,000 U.S.; (ii) pre-drilling program: Pony Creek Property: access road repair test - $25,000 U.S.; (iii) pre-drilling: geophysics, IP/Resistivity, gravity crews - $7,500 U.S.; and (iv) Rick Russell - additional consulting - $1,500 U.S. Carlin Trend has continued to pay contractors invoices for work at Pony Creek and has paid for, on behalf of the Company, a total of approximately US$2,212,000 which includes such expenses as: US$1,106,270 for drilling, US$884,761 for geophysics, US$42,297 on assays, and other expenses including road repairs, land administration costs, and general field expenditures.

     Mr. Ray Pecoskie, the President of the Company until July 13, 2006, originally oversaw the exploration activities on the Company’s behalf. Mr. Michael Hitch, the interim president of the Company from July 13, 2006 until November 1, 2006, oversaw the exploration on the Company’s behalf during that time. The current president of the Company, Mr. Paul Sarjeant, a member of the Professional Engineers and Geoscientists of British Columbia, will over-see the activities of these outside consultants going forward.

     The Company paid for the Phase 1 from its working capital. In the event the Company intends to conduct the second phase of the exploration program in accordance to the recommendations in the Russell Report, the Company intends to pay the Phase 2 drilling program from its working capital.

There is no known commercially mineable mineral deposit on the Pony Creek/Elliott Dome Property.

Dixie Lake Property, Red Lake Mining Division, Ontario

     Pursuant to an agreement dated August 26, 2005 (“Option Agreement”) with Fronteer Development Group Inc. (“Fronteer”), the Company was granted an option to acquire a 51% interest in 117 claim units in 51 unpatented mineral claims located in the Red Lake Mining Division, Ontario (the “Dixie Lake Property”). In order to earn the option the Company is required (i) to incur exploration expenditures on the Dixie Lake Property of at least $300,000 on or before July 11, 2006, which it did, and (ii) make the following cash payments to Mr. Peter English (“English”), the individual who in 2002 originally granted Fronteer an option to acquire the Dixie Lake Property: (a) $10,000 on signing the Option Agreement, (b) $25,000 on or before July 11, 2006, which it did, and (iii) $40,000 on or before July 11, 2007. There is no known commercially mineable mineral deposit on the Dixie Lake Property.

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

     Grandview Gold – Fronteer Option Agreement

     Under the terms of the Option Agreement with Fronteer the Company can acquire a 51% interest in the Dixie Lake Property by (i) incurring $300,000 in exploration expenditures by July 11, 2006, which it completed, and (ii) paying English a total of $75,000 by July 11, 2007 and by Fronteer fulfilling its remaining obligations to (i) issue to English 20,000 of it shares upon the signing of the Option Agreement with the Company, and (ii) issuing to English 20,000 shares of its common stock by July 11, 2006, which it did. Upon the fulfillment of all of these conditions, the Company will have exercised the option and acquired a 51% interest in the Dixie Lake Property. At such time the Company and Fronteer will be deemed to have formed a joint venture for the further exploration and, if warranted, of which there can be no assurance, the development of the property.

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

     Property Description and Location

     The Dixie Lake Property is located in Northwestern Ontario approximately 24 kilometres from the town of Red Lake. The property covers approximately 1,872 hectares and consists of 117 mineral claim units in 51 claims, in the Red Lake Mining Division. Management believes that all of the claims are in good standing. It is believed that neither Fronteer nor English owns the surface rights to the claims and that in order to retain the mineral rights, assessment work must be submitted. In order to maintain its interests in the claims a total of approximately $46,000 must be spent over the next four years.

*NOTE: For all claims requiring renewal, the Company will update those claims for an additional twelve-month period prior to the renewal date.

Figure 3. Access to Dixie Lake

Figure 4. Dixie Lake Claims Map

     Accessibility, Climate, Local Resources, and Infrastructure

     The property is located approximately 24 kilometres southeast of the town of Red Lake Ontario, directly east of Dixie Lake, between Dixie Lake and Rice Lake, south of Highway 105. The property straddles Dixie Creek.

     Access to the property is via Highway 105, then four kilometres to the southwest along Tucyk Road. Several old logging roads from Tucyk Road provide direct access to much of the property. The main power lines to Red Lake are located one kilometre north of the property. The town of Red Lake is a well- established mining center where supplies, support services and experienced mining personnel are readily available.

     The area’s climate ranges from -40 degrees Celsius in the winter to 40 degrees Celsius in the summer. The annual precipitation averages 634 millimetres, with approximately 455 millimetres falling as rain in the summer, and the remainder falling as snow in the winter.

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

     The Dixie Lake Property lies within a regional east-west trending belt of metavolvanic and metasedimentary rocks which are bounded by intrusive batholiths. The property is dominated by a central package of higher magnetic response, which is comprised of mafic volcanic flows and tuffs with intercaleated iron formation, argillite, and local felsic volcanics. Magnetic patterns reflect the underlying formations: analysis of the central area indicates the presence of iron and pyrrhotitic argillite, while analysis of other areas show a lower magnetic response. There is no known commercially mineable mineral deposit on the Dixie Lake Property.

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

     2005 and 2006 Exploration Programs

     In 2005, the Company completed a 16-hole drilling program, covering 2,765 feet, at a cost of $425,000, on the Dixie Lake Property. The drilling encountered gold mineralization so the Company retained SRK Consulting to review the work that was completed and to recommend an exploration program for 2006. Following the work conducted by SRK, the Company revised its exploration program.

     For the Spring 2006 drill program a total of five drill holes, covering 1,030 meters was completed. Although initial plans called for a larger drill program, because of difficulties resulting from the timing of the program and associated difficulties with the spring run-off, certain targets could not be drilled. In addition, access across Dixie Creek to the some of the planned targets was hampered by ground conditions and the close of the only bridge crossing permitting access to the property. Finally, the Company concluded for environmental reasons the drilling should be suspended until early summer.

     The Company has not completed its interpretation of the spring 2006 drill program results. Upon its completion of its review the Company will determine what, if any, exploration it will plan for the Dixie Lake Property.

     There is no known commercially mineable mineral deposit on the Dixie Lake Property.

Bissett Gold Camp, Manitoba

     The Company acquired its interest in the Bissett Gold Camp on April 1, 2005. The property consists of eleven claims, totalling 234 hectares. The 11 claims are located in the central area of the Bissett Gold Camp situated near the Manitoba/Ontario provincial border and approximately 240 kilometres northeast of Winnipeg. While the Company hopes to find gold on this property, there is no known commercially mineable mineral deposit on this property, and there can be no assurance that a commercially mineable mineral deposit exists on this property.

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

     Property Description and Location

     The Bissett Gold Camp is located on the Rice Lake greenstone belt, near the Manitoba/Ontario border and approximately 240 kilometres northeast of Winnipeg, and approximately 90 kilometres west of the Company’s Red Lake property interests.

Figure 5. General Location of Bissett, Manitoba

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

     Exploration Program

     The Company completed an airborne geophysical survey over a large region covering most of the property. At this time the Company is evaluating the data it received from the survey to determine what exploration it wants to conduct on the property.

     There is no known commercially mineable mineral deposit on this property and there can be no assurance that a commercially mineable mineral deposit exists on this property.

     The Company is required to make certain payments to complete the transfer of mining claims, and to keep the claims in good standing.

     Land Transfer, Licenses and Property Taxes.

Fee Description	Amount	Schedule
Mineral Disposition Transfer Fee	$110.00	One-time (completed)
Prospecting License Application Fee	200.00	One-time (completed)
Property Taxes	3,272.50(1)	Annually

Note:
(1) The annual fee for property taxes may change, subject to local property tax fluctuations.

     Reference is made to Item 10C. Material Contracts: 6) Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005; and Item 19: Exhibits: 3.6

Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.

Red Lake Property, Ontario

     The Company currently holds a 100% interest in eight mining claims covering approximately 60 hectares in the Red Lake Area, District of Kenora, in northwestern Ontario (the “Red Lake Property”). The Red Lake area currently hosts two high-grade, world-class gold mines, Goldcorp’s Red Lake Mine and Placer Dome’s Campbell Gold Mine. However, there can be no assurance a commercially mineable mineral deposit exists on this property.

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

Gem Property, Manitoba

     Pursuant to an Option Agreement dated September 30, 2005 (“September 30, 2005 Option Agreement”) between the Company and Marum Resources Inc. (“Marum”) the Company was granted an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”). To acquire the 50% interest, the Company is required to incur a total of $250,000 in exploration expenditures on the Gem Property by September 30, 2007, $125,000 of was required to be incurred by September 30, 2006. The Company did not incur the required expenditures by September 30, 2006, but pursuant to an amendment to the September 30, 2005 Option Agreement, the parties agreed that the Company could fulfill its obligations by incurring a total of $250,000 exploration expenditures by September 30, 2007. In addition, the exploration work was required to include a high-resolution aeromagnetic survey with a maximum 50 meter line spacing to be completed by March 31, 2006, which was done. The Company is also required to file with the Canadian government all assessment work required to keep the Gem Property in good standing.

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

Figure 6. Gem Property Claims Map

Rocky Ridge Property, Manitoba

     Pursuant to an agreement dated November 23, 2006 with Harvest Gold Corporation (“Harvest Gold”) the Company acquired an option to earn up to a 70% interest in the Rocky Ridge Property, in the Lac du Bonnet Mining District in Manitoba. The Rocky Ridge Property consists of 7 claims, covering 2,767 acres.

     In November 2006 Harvest Gold acquired its option to acquire a 100% interest in the Rocky Ridge Property from William Kuran (“Kuran”), the owner of the claims comprising the Rocky Ridge Property. In order for Harvest Gold to exercise its option and acquire a 100% in the Rocky Ridge Property, Harvest Gold is required to:

(a)	pay Kuran a total of $60,000 as follows:
	i)	$15,000 upon the agreement being signed (done);
	ii)	$20,000 on or before November 1, 2007; and
	iii)	$25,000 on or before November 1, 2008;
(b)	issue to Kuran a total of 500,000 of its shares of common stock of Harvest Gold (“Harvest Gold Shares”) as follows:
	i)	125,000 Harvest Gold Shares upon receipt of approval from the TSX Venture Exchange;
	ii)	175,000 Harvest Gold Shares on or before November 1, 2007; and
	iii)	200,000 Harvest Gold Shares on or before November 1, 2008.

     In addition, Harvest Gold granted Kuran a 3% Net Smelter Royalty (“NSR”) on the proceeds from the sale of any ore from the property. Harvest Gold has the right to purchase up to 2% of the NSR at a cost of $250,000 per each one percent of the NSR, for a total purchase price of 2% of the NSR of $500,000.

     To exercise its option to acquire a 70% interest in the Rocky Ridge Property from Harvest Gold the Company is required to:

(a)	pay Harvest a total of $85,000 as follows:
	i)	$20,000 upon the November 23, 2006 Option Agreement being signed;
	ii)	$30,000 on or before November 1, 2007; and
	iii)	$35,000 on or before November 1, 2008;

(b)	issue to Harvest Gold a total of 225,000 of its Shares as follows:
	i)	50,000 Shares upon the agreement being signed;
	ii)	75,000 Shares on or before November 1, 2007; and
	iii)	100,000 Shares on or before November 1, 2008; and

(c)	incur a total of $600,000 in exploration on the property as follows:
	i)	$250,000 on or before December 31, 2007; and
	ii)	$350,000 on or before December 31, 2008.

     After the Company has made the required payments, share issuances, and incurred the required exploration expenditures, the Company will be deemed to have exercised the options and will own a 70% interest in the Rocky Ridge Property. At such time the Company and Harvest Gold will form a joint venture to explore the property with the Company owning a 70% interest in the joint venture and Harvest Gold owning a 30% interest. Prior to the time the Company earns a 70% interest in the Rocky Ridge Property Harvest Gold will be the operator of all exploration programs on the property. At such time, if ever, the Company exercises its option and acquires a 70% in the property, the Company will be the operator of all exploration programs on the property.

     For the remainder of 2006 and for 2007 the Company intends to compile and evaluate the results of the historic drilling and the recent exploration drilling on the property, conduct diamond drilling to a depth of 100-200 meters to test the extent of known gold zones and previously un-sampled wall rock mineralization, and gather geochemical and geophysical data to identify additional drill targets. The anticipated cost of this work is $350,000.

     In connection with its acquisition of the option to acquire a 70% interest in the Rocky Ridge Property, the Company paid a finders fee to an unaffiliated party of warrants to purchase 250,000 Shares at an exercise price of $1.00, exercisable for two years.

     There is no known commercially mineable mineral deposit on the Rocky Ridge Property.

ITEM 5:	Operating and Financial Review and Prospects

     The following is a discussion of the results of operations of the Company for the fiscal years ended May 31, 2006, 2005 and 2004 and the three month periods ended August 31, 2006 and August 31, 2005, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar.

     The Company’s financial statements were prepared in accordance with accounting principals generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”) which affects the Company is contained in contained Note 15 to the audited financial statements for 2006 and Note 6 to the financial statements for the first quarter 2007.

     In addition to historical information, the following discussion contains certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included herein that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this discussion, the words “estimate”, “plan”, “anticipate”, “expect”,

“intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

     Overview

     Grandview is a mineral exploration company focused on the acquisition and exploration of gold and other precious metal properties in the United States and Canada. At the present time none of the Company’s properties contain a known commercially mineable mineral deposit.

     Through November 2006 the Company has acquired or maintained interests in six mining properties: (i) an option to acquire a 60% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) an option to acquire a 51% interest in the Dixie Lake Property, Red Lake Mining Division, Ontario Canada (iii) a 100% interest in eleven mining claims centrally located in the Bissett Gold Camp in southeastern Manitoba, (iv) a 100% interest in eight mining claims located in Red Lake, Ontario, Canada, (v) an option to acquire a 50% interest in the Gem Property, located near Rice Lake, in Manitoba, Canada and, (vi) an option to acquire a 70% interest in the Rocky Ridge Property, located in Manitoba’s Lac du Bonnet Mining District, Canada.

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

     Pony Creek / Elliot Dome Property

     The Pony Creek property is optioned to the Company by Mill City Gold Corp. Grandview Gold has an option to earn an undivided 60-per-cent interest in the Pony Creek property by incurring $3.5 million U.S. in resource exploration and development expenditures over a three-year period. Grandview has expended approximately $2.5 million U.S. to date and expects to complete the balance of its option agreement obligation with Mill City Gold during its 2006/2007 drilling program. These properties encompass 903 unpatented lode mining claims covering approximately 7,285 hectares and are located 28 miles southeast of Carlin, Nevada, USA, on the gold-producing Carlin Trend. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the Company’s interest in this property.

     Exploration costs of $869,992 were incurred during the first quarter 2007. Cumulative exploration costs incurred to date from inception of the exploration stage to August 31, 2006 is $2,751,574.

     Dixie Lake Property

     The Company and Fronteer Development Group have entered into an option agreement to allow Grandview to earn a 51% interest in the Dixie Lake Property, which is 25 km southeast of Red Lake, Ontario and 25 km south of Placer Dome’s Campbell mine and Goldcorp Inc.’s Red Lake mine. The Company can earn the 51% interest by incurring exploration expenditures of $300,000, assuming payments of $75,000 to the underlying property vendor, and issuing 160,000 shares of its Shares to a third party as a finder’s fee. This property comprises approximately 1,790 hectares in 50 claims. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the Company’s interest in this property.

     Bissett Lake

     The Company owns a 100% interest in 11 strategically located mining claims, comprising 234 hectares, located on the Rice Lake greenstone, approximately 240 km northeast of Winnipeg. Grandview intends to study existing drilling data and determine an exploration program, including a geophysical modeling survey to depths of 2,000 feet. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the Company’s interest in this property.

     Exploration costs of $42,226 were incurred during the first quarter 2007. Cumulative exploration costs incurred to date from inception of the exploration stage to August 31, 2006 is $501,607.

     Red Lake Property

     The Company owns a 100% interest in eight mining claims in southeast Dome Township covering approximately 60 hectares, 2.5 km from Goldcorp’s mine in Red Lake located in the District of Kenora in northwest Ontario. Grandview has signed a letter of intent to enter into an option and joint venture agreement with Goldcorp Inc., whereby Goldcorp will operate at the Company’s Red Lake Property and will fund exploration activities. Under the terms of the Letter of Intent, which is subject to the negotiation and execution of a formal option and joint venture agreement between the parties, of which there can be no assurance, Goldcorp may earn a 60% interest in the Red Lake Property by incurring expenditures of $100,000 within 18 months of signing the agreement.

     Exploration costs of $96,108 were incurred during the first quarter 2007. Cumulative exploration costs incurred to date from inception of the exploration stage to August 31, 2006 is $1,170,911.

     Gem Gold Property

     The Company and Marum Resources Inc. have entered into an option agreement to jointly explore Marum’s wholly-owned Gem gold property, which consists of seven claims covering 1,594 hectares at the eastern end of Manitoba’s Rice Lake Greenstone Belt. Grandview can earn a 50% interest in the property. To acquire the 50% interest, the Company is required to incur a total of $250,000 in exploration expenditures on the Gem Property by September 30, 2007, $125,000 which must be incurred by September 30, 2006. In addition, the exploration work must include a high-resolution aeromagnetic survey with a maximum 50 meter line spacing to be completed by March 31, 2006. The Company is also required to file with the Canadian government all assessment work required to keep the Gem Property in good standing.

     Upon the Company completing the total of $250,000 in exploration work and filing all the required assessment work, the Company will be deemed to have earned a 50% interest in the Gem Property. Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the Company’s interest in this property.

     Rocky Ridge Property

     The Company has entered into a formal option agreement with Harvest Gold Corp (“Harvest Gold”) during November 2006, relating to the acquisition of a 70 percent interest in the Rocky Ridge gold property in Manitoba’s Lac du Bonnet Mining District.

     Under the terms of the agreement, the Company has an option to earn an undivided 70 percent interest in the Rocky Ridge property by incurring $600,000 in resource exploration and development expenditures, $85,000 in payments, and issuing 225,000 of its Shares, over a two-year period. The issue of the 225,000 shares is subject to receipt of all required regulatory approvals.

     Private Placements

     On August 31, 2005, September 15, 2005 and October 19, 2005, the Company completed a private placement offering in three tranches resulting in the placement of a total of 1,389,424 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.25 per unit and 1,620,000 flow through common shares at $1.25 per flow through common share for total gross proceeds of $3,761,780. The proceeds from the offering were used by the Company to fund its exploration programs on its Canadian and US properties and for general working capital. $2,025,000 ($1,863,000 after payment of 8% commissions) of these funds represents sales of “flow-through” shares. The proceeds from the sale of flow-through shares may only be spent on Canadian properties. Accordingly, the Company will be unable to utilize any of the proceeds from the sale of the flow-through shares on exploration of the Pony Creek/Elliott Dome Property.

     On March 27, 2006, the Company completed a private placement offering of 3,985,974 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.10 per unit for total gross proceeds of $4,384,571. The proceeds from the offering were used by Grandview to fund its exploration programs on its Canadian and US properties and for general working capital.

A.	Operating Results

     For the past three years the Company’s activities have concentrated on exploring the mining properties it has acquired and the mining properties in which it may earn an interest, as described above. The Company also successfully listed its Shares for public trading in Canada. During this time, no revenues were realized. The Company has funded operations during the period through the sale of its Shares.

     Year ended May 31, 2006 compared with year ended May 31, 2005

     Grandview incurred a lower net loss for 2006 of $1,003,216, compared with $1,485,564 for the corresponding period last year (2004 - $1,058 income), due primarily to the recognition of a future income tax recovery of $731,430 during 2006. The future income tax recovery and related future tax asset resulted from the carry-forward of non-capital losses, used to reduce the future income tax liability created by the renunciation of eligible flow-through expenditure under the Canada Revenue Agency flow-through program.

     The beneficial impact of the future income tax recovery on the loss incurred during 2006 was offset by increased investor relations, business development and reporting issuer maintenance costs, increased professional fees and a significant increase in office and administration expenses. Total expenses for 2006 were $1,564,646, compared with $1,485,564 for the corresponding period last year (2004 - $84,809).

     The Company also considered merger and acquisition proposals during 2006 that were deemed to not meet the Company’s minimum valuation requirements. Expenditure relating to these activities was $170,000 for 2006, compared with $ nil for the corresponding period last year (2004 - nil).

     Management considers the loss incurred during the 2006 to be in reasonable proportion to the magnitude of its significantly increased expenditures on exploration activities at several North American properties.

     Grandview’s asset base and financial condition improved significantly since the same period the previous year as a result of the Company raising capital through private placements and the capitalization of exploration expenditures.

	Year Ended		Year Ended
	May 31, 2006		May 31, 2005
Revenue	$ 0		$ 0
Expenses	1,564,646		1,485,564
Net income (loss)	(1,003,216)		(1,485,564)
Net income (loss) per share	(0.	07)	(0.	14)
Cash flows from (used in) operating activities	(992,736)		(645,360)
Cash and cash equivalents, end of period	3,802,800		244,067
Assets	7,651,243		943,727

     Year ended May 31, 2005 compared with year ended May 31, 2004

     The Company incurred a net loss of $1,485,564 for 2005, compared with net income generated of $1,058 for 2004. The loss was due to new or substantially higher expenses related to: management services (2005; $262,863; 2004: nil), reporting as an issuer (2005: $234,108; 2004: $15,306), professional fees (2005: $172,089; 2004: 18,912), and stock option compensation (2005: $775,613; 2004: nil).

     Three months ended August 31, 2006 compared with three months ended August 31, 2005 (unaudited)

     Grandview incurred a net loss of $914,200 for the first quarter 2007, compared with $255,905 for the corresponding period last year, due predominantly to an increase of $450,272 in stock option compensation expense and an increase of $158,807 in professional fees.

     Cash flows used in operating activities for the first quarter 2007 of $633,346 increased by $498,579 over the corresponding period last year due predominantly to increased investor relations, business development and reporting issuer maintenance costs, increased professional fees, and prepaid investor relations expenditure of $173,300 incurred during the first quarter 2007.

     Grandview’s asset base has improved considerably since the corresponding period last year as a result of the capitalization of exploration expenditures.

	Three Months Ended		Three Months Ended
	August 31, 2006		August 31, 2005
Revenue	$ 0		$ 0
Expenses	928,995		255,905
Loss	(914,200)		(255,905)
Loss per share	(0.	05)	(0.	02)
Cash flows used in operating activities	(633,346)		(134,767)
Cash and cash equivalents, end of period	2,343,105		2,386,005
Assets	7,211,013		3,334,646

Summary of Quarterly Results, November 31, 2004 to August 31, 2006

The following tables set out financial performance highlights for the past eight quarters.

	First		Fourth		Third		Second
	Quarter		Quarter		Quarter		Quarter
	Aug. 31, 2006		May 31, 2006		Feb. 29, 2006		Nov. 30, 2005
Revenue	$ 0		$ 0		$ 0		$ 0
Expenses	928,995		507,216		476,368		325,157
Net income (loss)	(914,200)		54,214		(476,368)		(325,157)
Net income (loss) per share	(0.	05)	(0.	00)	(0.	(03)	(0.	02)
Cash flows from (used in) operating activities	(633,346)		(438,508)		(203,098)		(216,363)
Cash and cash equivalents, end of period	2,343,105		3,802,800		1,118,828		1,812,367
Assets	7,211,013		7,651,243		4,176,311		4,332,979

	First Quarter Aug. 31, 2006		Fourth Quarter May 31, 2006		Third Quarter Feb. 29, 2006		Second Quarter Nov. 30, 2005

Revenue	$ 0		$ 0		$ 0		$ 0
Expenses (recovery)	255,905		641,467		455,589		339,897
Net income (loss)	(255,905)		(641,467)		(455,589)		(339,897)
Income (loss) per share	(0.	02)	(0.	07)	(0.	04)	(0.	03)
Cash flows from (used in) operating activities	(134,767)		(161,400)		(273,373)		(130,520)
Cash and cash equivalents, end of period	2,386,005		244,067		582,862		31,710
Assets	3,334,646		943,727		813,810		267,221

B.	Liquidity and Capital Resources

     For the next twelve months the Company believes it will require approximately $2,000,000 for its exploration and administrative expenses. It requires (i) $1,275,000 in funds to pay for (a) its exploration activities on the Mill Creek/Elliot Dome, Dixie Lake and Bissett Gold Camp properties, (b) expenses related to its option to acquire a 51% interest in the Dixie Lake Property, and (c) its obligations with the Gem Property, and (ii) an additional $725,000 to cover its general & administrative expenses. At August 31, 2006 the Company had approximately $2.3 million cash on hand. The Company plans to pay for these expenses from its working capital and the planned sale of its Shares. However, there can be no assurances the Company will be able to raise the necessary funds.

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

C.	Research and Development, Patents and Licenses, Etc.

     During the last three fiscal years, the Company has not engaged in any research and development activities. Its activities have been focused on (i) raising funds through the sales of its Shares in various private placements, and (ii) negotiating agreements (a) with Mill City to acquire its option to acquire a 60% interest in the Pony Creek/Elliott Dome Property in Elko County, Nevada, (b) with Fronteer to acquire an option to acquire a 51% in the Dixie Lake Property, in the Red Lake Mining Division, Ontario (c) with Wildcat Exploration Ltd, to acquire eleven mining claims located in the Bissett Gold Camp, near Bissett, Manitoba, (d) with Marum Resources Inc. (“Marum”) to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba, (e) with Goldcorp Inc., granting Goldcorp an option to a 60% in the Red Lake Property by incurring exploration expenditures of $100,000 within 18 months of the parties entering into a formal option and joint venture agreement, and (f) and acquired an option to acquire a 70% interest in the Rocky Ridge Property, located in the Lac du Bonnet Mining District in Manitoba, Canada.

D.	Trend Information

Not Applicable

E.	Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

     The Company’s only contractual obligations are in connection with its (i) option to acquire a 60% interest from Pony Creek/Elliott Dome Property in Elko County, Nevada, (ii) its option to acquire a 51% interest in the Dixie Lake Property, Red Lake Mining District, Ontario, Canada, (iii) its option to acquire a 50% interest in the Gem Property, located near Rice Lake, in Manitoba, Canada and (iv) its option to acquire a 70% interest in the Rocky Ridge Property, located in Manitoba’s Lac du Bonnet Mining District, Canada, as set forth in the following table:

Payments Due by Period
Payments Required to Maintain Property Interests	Total	Less than One Year	1-3 Years	3-5 Years	More than Five Years
Required Exploration Expenditures on Pony Creek/Elliott Dome Property	$500,000 US	$500,000 US	$0	$0	$0
Advance Royalty Payments Due to Pescio2	$950,000 US next 5 years	$75,000 US (1)	$325,000 US	$550,000 US	$200,000 US per year
Required Exploration Expenditures on Dixie Lake Property	$300,000 CAD	$300,000 CAD	$0	$0	$0
Payments to English for Dixie Lake Property	$75,000 CAD	$75,000 CAD	$0	$0	$0
Required Exploration Expenditures on Gem Property	$250,000 CAD	$250,000 CAD	$0	$0	$0
Required Exploration Expenditures on Rocky Ridge Property	$600,000 CAD	$ 0	$600,000 CAD	$0	$0
Payments to Harvest Gold Corp for Rocky Ridge Property	$85,000 CAD	$ 0	$85,000 CAD	$0	$0
Total	$1,310,000CAD $1,450,000 US	$625,000 CAD $575,000 US	$685,000 CAD $325,000 US	$550,000 US	$200,000 US per year

Note:
(1)	The Company is required to make advance royalty payments to Pescio in connection with the acquisition by Mill City of the Pony Creek/Elliott Dome Property.

Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the above payment obligations.

ITEM 6:	Directors, Senior Management, and Employees

A.	Directors and Senior Management

Name	Title	Date of Birth	Date of First Election or Appointment
Richard Brown	Chairman, Director	March 25, 1958	March 26, 2004
Paul Sarjeant	President and CEO	May 29, 1960	November 1, 2006
Michael Hitch	Chairman of the Board of Directors	November 16, 1962	November 8, 2005

Name	Title	Date of Birth	Date of First Election or Appointment
Richard Brown	Director	March 25, 1958	March 26, 2004
Michael Dehn	VP Corporate Development	April 2, 1969	August 01, 2005
Ernest Cleave	Chief Financial Officer	Oct. 2, 1969	January 6, 2006
Ian Grant	Director	June 23, 1958	March 26, 2004
John Hogg	Director	July 11, 1945	March 26, 2004
Joel Strickland	Director	April 13, 1962	December 20, 2004
Michael Hitch	Director	Nov. 16, 1962	November 8, 2005
R. Ian Mitchell	Corporate Secretary	Oct. 25, 1977	November 7, 2005

     A brief education and relevant work history of our Directors and Management follows:

     Richard Brown
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

     Paul Sarjeant, President, CEO
     Mr. Sarjeant holds a B.Sc Honours, Geological Sciences, graduating from Queen's University in 1983, Mr. Sarjeant began his career with Echo Bay Mines Ltd as a project geologist working on projects in the NWT, Archean greenstone belts, Lupin Mine peripheral project, and skarn properties in BC and Ecuador. He ascended to Senior Geologist, International Exploration Group, responsible for project evaluation outside of North America, including precious and base metals projects in South America, East Africa, South East Asia, Russia, Mongolia, Australia, New Zealand and Europe. From 1993 until 1996, he was President and CEO of Auric Resources - a precious metals exploration company focused on Peru. From 1999 until his October, 2006 appointment to the office of President and CEO of Grandview Gold, Paul operated a securities business focused on strategic planning and investment analysis were he earned his CFP designation, as a certified financial planner Mr Sarjeant is also a member in good standing with the Association of Engineers and Geoscientists of British Columbia.

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

     Ernest Cleave – Chief Financial Officer
     Mr. Cleave currently serves as Managing Partner for Lannick Consulting and was recently responsible for leading the Sarbanes-Oxley compliance projects at NYSE/TSX listed Falconbridge Ltd. and Goldcorp Inc. Mr. Cleave directed corporate planning and analysis, treasury, internal control and regulatory compliance at Goldcorp Inc. from 2001 to 2005. From 1997 to 2001, he worked with Bata Limited in various financial roles, including Controller for Bata South Africa and Chief Financial Officer, Bata International – Africa region. Mr. Cleave serves, on a part-time basis, as Chief Financial Officer, of Gold Run Inc., a start-up gold exploration company, with interests in Nevada. Mr. Cleave devotes approximately 30 hours per month each on his duties as chief financial officer of the Company and Gold Run Inc.

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

     Michael Hitch- Director
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

     R. Ian Mitchell - Corporate Secretary
     Mr. Mitchell is an associate with the law firm WeirFoulds LLP, counsel to the Company, and his practice has focused on securities law and corporate finance. Mr. Mitchell holds a Bachelors degree (Honours) in Commerce from Queen’s University as well as an L.L.B. from Dalhousie University.

B.	Compensation

The compensation for the Company’s executive officers for the fiscal year ended May 31, 2006 is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	All Other Compensat ion ($)
Raymond Pecoskie, President and CEO(3)	2006	140,184(1)	Nil	8,051.40	Nil(2)	Nil	Nil
Ernest Cleave, Chief Financial Officer(4)	2006	12,000	Nil	Nil	150,000	Nil	Nil

Notes:
(1)

June 1, 2004, the Company entered into a management agreement with Global-Tek Business Development Inc. ("Global-Tek"), a company owned by Mr. Pecoskie, to provide management and consulting services to the Company in exchange for $11,682 per month. This contract was terminated on July 11, 2006 when the Company entered into a three-month contract for similar services on an interim basis. This contract has also been terminated.

(2)	750,000 Options, vesting 25% quarterly and with a strike price of $1.00, were issued to Global-Tek on October 1, 2004. Global-Tek subsequently surrendered 375,000 of these options on July 11, 2006.

(3)

Raymond Pecoskie stepped down as president and CEO of the Company on July 11, 2006 at which point Mr. Michael Hitch assumed the role of interim-CEO. Paul Sarjeant was appointed to the position of CEO on November 1, 2006. Mr. Sarjeant receives $12,500 per month in salary, an additional $1,000 in office space allowance expense and $1,000 per month in a car allowance through my consulting company Doublewood Consulting. Mr. Sarjeant also received 500,000 options at an exercise price of $1.00 per Share, vesting immediately.

(4)	Ernest Cleave was retained to act as Chief Financial Officer of the Company on January 6, 2006.

     Long-Term Incentive, Retirement and Pension Plans
     The Company does not have a long-term incentive plan or pension plan and does not provide retirement benefits to its employees.

     No Termination Agreements for Executive Officers and Directors
     The Company has no plans or arrangements that would result in the compensation of an executive officer or director in the event such person’s employment is terminated, as a result of either resignation, retirement, change of control, or change of responsibilities following a change in control.

     Stock Option Plan
     On March 26, 2004 the Company’s shareholders approved the establishment of a Stock Option Plan (the “Plan”) for the purpose of providing incentives to directors, officers, employees and consultants of the Company. At the Company’s Annual and Special Meeting of Shareholders held on November 30, 2006 the Company’s shareholders approved certain changes to the Company’s Stock Option Plan. As amended on November 30, 2006, the maximum number of Shares reserved for issue under the Plan cannot exceed 20% of the issued and outstanding Shares from time to time. The total number of Shares, which may be reserved for issuance in any 12-month period is subject to the following limitations:

     a) the number of Shares reserved for issuance pursuant to options granted to insiders cannot exceed 20% of the Company's issued and outstanding Shares;
     b) the grant to insiders, within any twelve-month period, of Options reserving for issuance a number of Shares cannot exceed in the aggregate 10% of the Company's issued and outstanding Shares;
     c) the grant to any one individual, options reserving for issuance a number of Shares cannot exceed in the aggregate 5% of the Company's issued and outstanding Shares;
     d) the grant to all persons engaged by the Company to provide Investor Relations Activities, of options reserving for issuance a number of Shares cannot exceed in the aggregate 1% of the Company's outstanding number of listed securities;

     e) the grant to any one consultant of options reserving for issuance a number of Shares cannot exceed in the aggregate 2% of the Company's issued and outstanding Shares.

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

     The exercise price for options granted under the Plan may not be less than the “fair market value” of the Shares at the time of grant as determined by the administrator of the Plan but the TSX (or any other applicable stock exchange) for the ten trading days prior to the date of grant. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted (or up to ten years from the date of grant if permitted by applicable stock exchanges), subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

C.	Board Practices

     Each director is currently serving a one (1) year term, renewable at the annual shareholder meeting.

     None of the Company’s directors have any service contracts.

     The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Grandview’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Corporation and management's recommendations regarding share issues of the Corporation. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. At all times, at least one (1) audit committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The board has adopted a charter for the audit committee which sets out the responsibilities of the committee and provides guidance to committee members as to their duties which charter is set forth as an Exhibit 5B. See Item 19. Exhibits. The Audit Committee of the Corporation currently consists of three (3) members: Richard Brown, Ian S. Grant and Joel Strickland.

     In addition, the Company has a compensation committee. The Compensation Committee reviews compensation practices and management succession and approves the remuneration of the Company's senior executives, including the Chief Executive Officer. The Compensation Committee also monitors the integrity of management through periodic meetings with the Chief Executive Officer. The members of the Compensation Committee are Messrs. Richard Brown, Ian S. Grant, and Michael Hitch.

D.	Employees

     The Company’s only employees are Mr. Paul Sarjeant, Mr. Michael Dehn, and Mr. Cleave. For further details of their respective agreements setting forth their responsibilities, compensation, and related issues, see Item 10C. Material Contracts.

E.	Share Ownership

     The following table outlines shows the shareholdings of the Directors and Senior Management, as at December 10, 2006.

     Table No. 4: Shareholdings of Directors and Senior Management (at December 10, 2006)

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Common	Paul Sarjeant	Nil	-
Common	Richard Brown	5,000(2)	0.02%
Common	Ian Grant	126,000	0.66%
Common	John Hogg	Nil	-
Common	Joel Strickland	Nil	-
Common	Michael Dehn	Nil	-
Common	Ernest Cleave	Nil

Notes:
(1)

These amounts do not reflect (i) the 500,000 Shares, 150,000 Shares, 75,000 Shares, 75,000 Shares, 75,000 Shares, 150,000 Shares, and 150,000 Shares which can be acquired pursuant to the exercise of stock options by Messrs. Sarjeant, Brown, Grant, Hogg, Strickland, Dehn, and Cleave, respectively.

(2)	This amount does not include 350,000 Shares owned by Mr. Brown’s wife, who performs investor relations work for the Company. Mr. Brown disclaims beneficial ownership of the Shares owned by his wife.

The following table sets forth the Company’s outstanding stock options as at December 10, 2006.

Table No. 5: Stock Options Outstanding (at December 10, 2006)

Name	Number of Shares	Exercise Price	Expiration Date
Michael Hitch	150,000	$1.25	January 6, 2011
Ernest Cleave	150,000	$1.25	January 6, 2011
Sophie Tsementzis	50,000	$1.25	January 6, 2008
Richard Brown	200,000	$1.80	April 3, 2011
Michael Hitch	100,000	$1.80	April 3, 2011
Ian S. Grant	150,000	$1.80	April 3, 2011
Joel Strickland	100,000	$1.80	April 3, 2011
John Hogg	50,000	$1.80	April 3, 2011
Stephen Jakob	100,000	$1.10	June 1, 2011
Connect Capital Limited	500,000	$1.10	January 11, 2008
Protec Trading Inc.	50,000	$1.10	July 11, 2007
Ted Markowitz	100,000	$1.10	July 11, 2007
Paul T. Sarjeant	500,000	$1.00	October 31, 2011
D. Richard Brown	150,000	$1.00	October 1, 2009

Name	Number of Shares	Exercise Price	Expiration Date
Ian Grant	75,000	$1.00	October 1, 2009
John Hogg	75,000	$1.00	October 1, 2009
Joel Strickland	75,000	$1.10	December 20, 2009
Michael Dehn	150,000	$1.25	August 25, 2010

ITEM 7:	Major Shareholders and Related Party Transactions

A.	Major Shareholders

     At December 10, 2006, the Company had 19,086,892 Shares outstanding. At such date Gordon Cooper (“Cooper”) was the only person beneficially owning more than 5% of the Company’s outstanding Shares. At such date Cooper was the beneficial owner of 2,513,533 Shares, which represented 13.7% of the Company’s outstanding Shares. According to a Schedule 13Ds filed on August 3, 2005 and August 31, 2006 with the Securities and Exchange Commission, Cooper (i) owns 341,0000 Shares directly, (ii) owns an additional 217,333 Shares through his 1/3 interest in a partnership, Contact Partners (iii) is the beneficial owner of an additional 1,810,200 Shares pursuant to a voting trust agreement dated July 22, 2005, granting Cooper the sole right to vote and approve the transfer of such Shares and (iv) has an oral agreement with two individuals providing him with shared voting power over 295,000 Shares.

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

     Cooper also has an oral agreement with an individual, John Belonzo, granting him shared voting power over Mr. Belonzo’s 145,000 Shares.

     There has been no significant change in Cooper’s shareholdings during the past three years, although the form of some of Cooper’s shareholdings has changed. Originally, Cooper was the beneficial owner of 2,252,997 Shares owned by the Trust. Currently, he is the beneficial owner of 1,810,200 Shares previously held by the Trust, but now covered by the July 22, 2005 voting trust agreement.

     At December 15, 2006, the Company had 98 U.S. holders of record, holding 764,053 common shares, which represented 4.0% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B.	Related Party Transactions

     During the fiscal year ended May 31, 2006, no director, executive officer, person owning at least 5% of the Company’s outstanding Shares, or affiliate thereof, has or has had any material interest, directly or indirectly, in any transaction involving the Company since its incorporation, or in any proposed transaction involving the Company.

     The Company entered into the Management Services Agreement effective June 1, 2004, with Global-Tek Business Development Inc., a company wholly owned by Raymond Pecoskie, the Company’s president at the time, for management and administrative services. Under the terms of the agreement, the Company agreed to pay Global-Tek $11,682 Can. per month in exchange for management, leadership and strategic business development services. Additionally, Global-Tek was entitled to an option agreement with the Company to purchase up to 750,000 Shares, exercisable at $1.00 per share and vesting quarterly, commencing October 1, 2004 in four equal instalments of 187,500 Shares each. The Company had agreed to reimburse Global-Tek for any business-related expenses including travel, cell phone or Blackberry, an office space allowance of $490.00 per month, a monthly car allowance of $670.95/month and related automobile expenses. The Management Services Agreement was terminated by agreement between both parties in June 2006. 375,000 of the options were cancelled, and Global-Tek retains 375,000 options.

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8:	Financial Information

A.	Consolidated Statements and Other Financial Information

     Reference is made to Item 17. Financial Statements for the financial statements included in this Registration Statement.

     There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

     The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted.

B.	Significant Changes

Subsequent to August 31, 2006, there have been no significant changes in the Company’s financial condition.

ITEM 9:	The Offering and Listing.

A.	Offer and Listing Details

     The Company’s Shares are currently listed for trading on the TSX (Toronto Stock Exchange) under the trading symbol "GVX” and in the United States on the OTC Bulletin Board under the symbol “GVGDF”. Prior to April, 2006, the Company’s Shares were listed and posted for trading on the CNQ.

     Following is information on the trading history of the Company’s Shares:

     The low and high market prices for the Shares, on a quarterly basis, for the last two fiscal years and the six months beginning June 1, 2006, on the TSX Exchange and CNQ are as follows:

TSX Exchange and CNQ
MONTH AND YEAR	LOW	HIGH
September 1, 2004 – November 30, 2004(1)	1.00	1.35
December 1, 2004 – February 28, 2005(1)	0.99	1.85
March 1, 2005 – May 31, 2005(1)	1.07	2.00
June 1, 2005 – August 31, 2005(1)	1.12	1.45
September 1, 2005 – November 30, 2005(1)	1.00	1.51

TSX Exchange and CNQ
MONTH AND YEAR	LOW	HIGH
December 1, 2005 – February 28, 2006(1)	0.90	1.35
March 1, 2006 – May 31, 2006(2)	0.85	2.05
June 1, 2006 – August 31, 2006(2)	0.78	1.25
September 1, 2006 – November 30, 2006(2)	0.64	1.12

Notes:
(1)	Trading on the CNQ
(2)	Trading on the TSX

     The Company’s Shares commenced traded on the OTC Bulletin Board on February 23, 2006. The low and high market prices for the Shares, on a quarterly basis, in U.S. dollars, on the OTC Bulletin Board, since February 23, 2006 are as follows:

OTC Bulletin Board
MONTH AND YEAR	LOW	HIGH
December 1, 2005 – February 28, 2006	1.095	1.250
March 1, 2006 – May 31, 2006	0.600	1.600
June 1, 2006 – August 31, 2006	0.600	1.050
September 1, 2006 – November 30, 2006	0.521	0.892

     The low and high market prices for the Shares on the TSX Exchange for the period June 1, 2006 to November 30, 2006, in Canadian dollars, are as follows:

TSX EXCHANGE
DATE	LOW	HIGH
June 2006	0.78	1.25
July 2006	0.95	1.25
August 2006	1.04	1.25
September 2006	0.73	1.12
October 2006	0.67	0.86
November 2006	0.64	0.97

     The low and high market prices for the Shares on the OTC Bulletin Board for the period June 1, 2006 to November 30, 2006, in U.S. dollars, are as follows:

OTC BULLETIN BOARD
DATE	LOW	HIGH
June 2006	0.600	0.890
July 2006	0.860	0.899
August 2006	0.943	1.050
September 2006	0.521	0.892
October 2006	0.561	0.750
November 2006	0.570	0.601

     The closing prices of the Shares on the TSX on December 15, 2006 and the OTC Bulletin Board were $0.58Can. and $0.51 U.S., respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

See A. above

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10:	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

     Reference is made to Amendment No. 2, to Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2005).

C.	Material Contracts

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

     2) Management Services Agreement dated June 1, 2004 between the Company and Global-Tek Business Development Inc., a company wholly owned by Raymond Pecoskie, for management and administrative services. Under the terms of the agreement, the Company agreed to pay Global-Tek in exchange for management, leadership and strategic business development services CAD$11,682 per month, payable on the 25th of each month. Additionally, Global-Tek was entitled to an option agreement with the Company to purchase up to 750,000 common shares, exercisable at $1.00 per share and vesting quarterly, commencing October 1, 2004 in four equal instalments of 187,500 common shares each. The Company agreed to reimburse Global-Tek for any business-related expenses including travel, cell phone or Blackberry, an office space allowance of $490.00 per month, a monthly car allowance of $670.95/month and related automobile expenses. This agreement was terminated in June 2006. See Item 6: Directors, Senior Management and Employees and Item 7. Major Shareholders and Related Party Transactions.

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

     6) Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 27, 2005 for the purpose of acquiring mineral dispositions (the “Property"). The Property consists of 11 claims totalling 234 hectares, registered in the Province of Manitoba, Canada. The purchase price for the property is $100,000 and 70,000 common shares of the Company.

     7) Letter of Intent with Goldcorp Inc. (“Goldcorp”), dated July 20, 2005 granting Goldcorp an option to acquire a 60% in the Red Lake Property. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

     8) Option Agreement with Fronteer with Fronteer Development Group Inc. and the Company, effective dated as of October 18, 2005, relating to the Company’s option to acquire a 51% interest in the Dixie Lake Property, Red Lake, Ontario. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

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

     11) Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc. (“Marum”), as amended December 15, 2006, granting the Company an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

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

     14) Following the termination of its Management Services Agreement with Ray Pecoskie in June 2006, the Company entered into a consulting services agreement (the "Consulting Services Agreement") with Michael Hitch whereby Mr. Hitch agreed to serve as the Corporation's Chief Executive Officer. Under the terms of the Consulting services Agreement, the Corporation agreed to pay Mr. Hitch $6,250 Can. per month in exchange for management, leadership and strategic business development services. The Consulting Services Agreement had a three month term and expired on September 12, 2006.

     15) The Company entered into a consulting agreement dated November 15, 2005 with Ernest M. Cleave, pursuant to which Mr. Cleave was appointed the Company’s Chief Financial Officer. Under this agreement Mr. Cleave receives $36,000 per year. In addition, Mr. Cleave was granted options to acquire 150,000 Shares, at an exercise price of $1.25 per share, vesting quarterly over the initial one year term of the agreement.

     16) On July 11, 2006 the Company retained Connect Capital Limited (“CCL”) and Connect Corporate Communications Inc. (“CCCI” and collectively the “Connect Group”) to assist with invest and public relation services on behalf of the Company. CCL and CCCI each receive a monthly retainer of $10,000 US for an 18-month term subject to termination by the Company with 30 days written notice. The Company has also issued to CCL an option to purchase 500,000 Shares at an exercise price of $1.10 per Share for the term of the agreement.

     17) On July 12, 2006 the Company entered into a Field Management Agreement with Carlin Trend Mining Services (“Carlin Trend”) pursuant to which the Company hired Carlin Trend, on a month-to-month basis, to oversee and conduct exploration work on the Pony Creek/Elliott Dome Property. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

     18) On July 11, 2006 the Company retained the services of Mr. Ted Markovitz as a capital markets consultant. Under the terms of the agreement, Mr. Markovitz has received an option to purchase 100,000 Shares at an exercise price of $1.10 per Share.

     19) On November 23, 2006 the Company entered into an agreement with Harvest Gold Corporation pursuant to which the Company acquired an option to earn up to a 70% interest in the Rocky Ridge Property, in the Lac du Bonnet Mining District in Manitoba. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

     20) On October 31, 2006 the Company entered into a consulting agreement with Paul Sarjeant pursuant to which Mr. Sarjeant agreed to serve as the Company’s president and chief executive officer. See Item 6B. Directors, Senior Management and Employees - Compensation.

D.	Exchange Controls

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

E.	Taxation

Certain Canadian Federal Income Tax Consequences – General

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not Applicable.

H.	Documents on Display

     Copies of the documents referred to in this document may be inspected during normal business hours, at the offices of WeirFoulds, LLP located at 1600 – 130 King Street West, Toronto, Ontario, M5X 1J5, Canada.

I.	Subsidiary Information

Not applicable.

ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

ITEM 12:	Description of Securities other than Equity Securities

Not Applicable.

PART II

ITEM 13:	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15:	Controls and Procedures

     The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

     The Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end year covered by this report. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

ITEM 16:	Reserved

A.	Audit Committee Financial Expert

     The Company’s Chairman and independent, non-management directors serve as the Audit Committee. However, a financial expert, as defined under the SEC’s rules, does not serve on the Company’s Audit Committee. The Company believes that its Audit Committee is well equipped to address all financial matters of the Company since the Company’s Chief Financial Officer serves as an active financial advisor to the Audit Committee. In addition, at all times, at least one (1) audit committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations.

B.	Code of Ethics

     The Company does not currently have a code of ethics that applies to its senior executive officers. The Company hopes to work with its new chief executive officer, Paul Sarjeant, to formally adopt a code of ethics for its senior executive officers. The Company undertakes that it will file a copy of its Code of Ethics with the Securities and Exchange Commission and post the text of such Code of Ethics on the Company’s website.

C.	Principal Accountant Fees and Services

     The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended May 31, 2006 and 2005 for audit and non-audit related services:

Type of Work	Year Ended May 31, 2006	Year Ended May 31, 2005
Audit fees(1)	27,500	18,000
Audit-related fees(2)	Nil	17,800
Tax fees	2,500	2,000
All other fees	6,000	4,308
Total	36,000	42,108

Notes:

(1)	Aggregate fees billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.

(2)

Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as “Audit fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

D.	Exemptions From the Listing Standards for Audit Committees

Not Applicable.

E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17:	Financial Statements

     1) Balance Sheets of Grandview Gold Inc. as at May 31, 2006 and 2005 and Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2006, 2005, and 2004, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 15 to the financial statements.

     2) Unaudited Balance Sheet as at August 31, 2006, Statements of Operations and Deficit for the Three Months ended August 31, 2006 and 2005. Statements of Cash Flows for the Three Months ended August 31, 2006 and 2005.

ITEM 18:	Financial Statements

See Item 17. Financial Statements.

ITEM 19:	Exhibits

A.	Financial Statements

     1) Balance Sheets of Grandview Gold Inc. as at May 31, 2006 and 2005 and Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2006, 2005 and 2004, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 15 to the financial statements.

     2) Unaudited Balance Sheet as at August 31, 2006, Statements of Operations and Deficit for the Three Months ended August 31, 2006 and 2005, and Statements of Cash Flows for the Three Months ended August 31, 2006 and 2005

B.	Exhibits

(Reference is made to Registration Statement on Form 20-F, dated May 3, 2005, filed with the Securities and Exchange Commission on May 5, 2005, for exhibits 1, 2, and 3.A - 3.F. Reference is made to Amendment No. 1 to the Registration Statement on Form 20-F, dated August 17, 2005, filed with the Securities and Exchange Commission on August 18, 2005, for exhibits 5.A, and 5.B. Reference is made to Amendment No. 2 to the Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2005, for exhibits 3.G through 3.N)

1.	Articles of Incorporation/Bylaws as currently in effect:
	A.	Certificate of Incorporation, Loisan Red Lake Gold Mines Limited, November 23, 1945
	B.	Articles of Amendment dated September 22, 1983
	C.	Articles of Amendment dated April 9, 1987
	D.	Articles of Amendment dated July 6, 2004
	E.	By-laws of the Company dated January 14, 1987

2.	Instruments defining the rights of holders of equity
- Refer to Exhibit No. 1.

3.	Material Contracts
	A.	Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.
	B.	Management contract dated June 1, 2004 with Global-Tek Business Development Inc., a consulting company owned by the president Raymond Pecoskie.
	C.	Consulting Agreement with Bay Street Connect Ltd. dated September 14, 2004 for consulting services to identify and attract potential investors. Termination letter dated December 21, 2004.
	D.	Investor relations agreement dated June 29, 2004 with IBK Capital Corp for consulting services.
	E.	Investor Relations agreement dated March 1, 2005, with Tangent Management Corp.
	F.	Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.
	G.	Letter of Intent with Goldcorp Inc. (“Goldcorp”), dated July 12, 2005
	H.	Option Agreement with Fronteer Development Group Inc. and the Company, dated as of August 26, 2005
	I.	Investor relations agreement dated September 1, 2005 with Renmark Financial Communications Inc. for consulting services.
	J.	Memorandum of Agreement between the Company and Rodren Drilling Ltd. dated September 12, 2005
	K.	Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.
	L.	Consulting Agreement dated August 1, 2005 between the Company and Michael A. Dehn.
	M.	Finders Fee Agreement dated October 20, 2005 between the Company and McKeena Gold Inc.
	N.	Letter Agreement dated September 8, 2005 with Mill City Gold Corp. amending Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.
	O.	Consulting Agreement dated November 15, 2006 between Ernest M. Cleave and the Company.
	P.	Agreement dated July 11, 2006 between the Company and Connect Capital Limited.

Q.	Agreement dated July 11, 2006 between the Company and Ted Markovitz.
R.	Option Agreement dated November 23, 2006 between the Company and Harvest Gold Corporation.
S.	Consulting Agreement dated June 12, 2006 between the Company and Michael Hitch.
T.	Consulting Agreement dated June 8, 2006 between the Company and Paul Sarjeant.
U.	Consulting Agreement dated October 31, 2006 between the Company, Doublewood Consulting, and Paul Sarjeant.
V.	Field Management Agreement dated July 12, 2006 between the Company and Carlin Trend Mining Services.
W.	Amendment dated December 15, 2006 to Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.
X.	Agreement dated July 11, 2006 between the Company and Connect Corporate Communications Inc.

4.	List of Subsidiaries
- None -

5.	Additional Exhibits
	A.	2006 Stock Option Plan
	B.	Audit Committee Charter
	C.	Consent of McCarney Greenwood LLP.
	D.	Consent of R.H. Russell, M.Sc.

12.	Certifications
	A.	Certification of Chief Executive Officer
	B.	Certification of Chief Financial Officer

13.	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
	A.	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
	B.	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.

Date: December 22, 2006	By:	/s/ Paul Sarjeant
Paul Sarjeant
President