Form 20-F
period 2007-05-31
Grandview Gold, Inc.
filed 2007-12-12
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2007

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

Securities to be registered pursuant to Section 12(b) of the Act:None

 Securities to be registered pursuant to Section 12(g) of the Act:
common shares
(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 24,841,890

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405
of the Securities Act. Yes [   ]   No [X]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [X]   No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days. Yes [X]   No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [   ]                       Accelerated filer [   ]                               Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]   Item 18 [X]

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]   No [X]

- ii -

- iii -

- iv -

GLOSSARY

Following is a glossary of terms used throughout this Registration Statement.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sam

cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.

development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.

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

- v -

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

reverse circulation drill	a large machine that produces a continuous chip sample of the rock or material being drilled

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface

Ton	short ton (2,000 pounds).

tonne	metric tonne (2,204.6 pounds).

trenching	the surface excavation of a linear trench to expose mineralization for sampling

unpatented mining claim	mining claims to which a deed from the United States government has not been received, and which are subject to annual assessment work in order to maintain ownership.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams

- vi -

PART I

ITEM 1:        Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2:        Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3:        Key Information

Unless expressed otherwise, all dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2003 through May 31, 2007, and for the period June 1, 2007 through November 30, 2007.

YEAR ENDED MAY 31	AVERAGE
2003	0.6587
2004	0.7447
2005	0.7937
2006	0.8581
2007	0.8839

MONTH	LOW	HIGH
June 2007	.9322	.9453
July 2007	.9355	.9671
August 2007	.9299	.9527
September 2007	1.0041	.9470
October 2007	1.0531	.9998
November 2007	1.007	0.9168

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At November 30, 2007, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equalled $1.00 in U.S. dollars. (Source: The Wall Street Journal)

A.

     Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended May 31, 2007, 2006, 2005, 2004, and 2003 (audited), and the three month periods ended August 31, 2007 and 2006 (unaudited) which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ substantially from United States generally accepted accounting principles “(US GAAP”). Reference is made to Note 16 to the audited financial statements for the period ended May 31, 2007 in Item 17. Financial Statements for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences would affect the Company’s financial statements The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

Selected Financial Data

(CAD$)	Three Months Ended August 31, 2007 (unaudited)	Three Months Ended August 31, 2006 (unaudited)	Year Ended May 31, 2007 (audited)	Year Ended May 31, 2006 (audited)	Year Ended May 31, 2005 (audited)	Year Ended May 31, 2004 (audited)	Year Ended May 31, 2003 (audited)
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($389,785)	($914,200)	($2,239,17 0)	($1,003,216)	($1,485,564)	$1,058	(213,473)
Basic Earning (Loss) Per Share	($0.01)	($0.05)	($0.11)	($0.07)	($0.14)	0.00	($0.02)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Period-end Shares	33,655,890	19,086,892	24,841,890	19,086,892	11,851,494	3,270,998	3,270,998
Cash	$426,768	$2,343,105	$1,299,277	$3,802,800	$244,067	$1	$37
Working Capital	$2,799,558	$2,463,012	$1,575,617	$3,813,975	$810,711	($56,594)	($87,090)
Mineral Properties	$8,649,251	$4,424,092	$7,134,618	$3,415,766	$659,236	$562	Nil
Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$13,301,740	$9,543,301	$11,019,70 3	$9,543,301	$4,781,750	$3,378,444	$3,378,444
Shareholders’ Equity	$11,552,705	$6,887,104	$8,800,235	$7,229,741	$810,711	($56,032)	($57,090)
Total Assets	$12,064,680	$7,211,013	$9,217,009	$7,651,243	$943,727	$10,819	$35,821

US GAAP
Net Income (Loss)	($1,542,489)	($1,756,364)	($6,062,489)	($3,673,388)	($1,743,463)	$21,292	($124,893)
Income (Loss) Per Share	($0.05)	($0.09)	($0.29)	($0.25)	($0.20)	$0.00	($0.04)
Mineral Properties	$2,039,497	$1,384,752	$1,677,568	$1,218,563	$400,775	Nil	Nil
Shareholders’ Equity	$4,942,951	$3,847,737	$3,343,185	$5,032,538	$552,250	($56,594)	($57,090)
Total Assets	$5,454,926	$4,171,646	$3,759,959	$5,454,040	$685,266	$10,257	$35,821

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

In the remote possibility that we place any of our properties into production, of which there can be no assurance, we would face numerous risks associated with mining operations. These risks include adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, and the inability to maintain the infrastructure for our production activities. Mining and mining exploration is risky, presenting potentially dangerous conditions for workers. Large, heavy equipment and machinery is used and toxic substances are utilized and encountered in exploration, extraction, and processing. Misuse and accidents could result in serious injury and death to personnel. Such events could be caused by numerous factors including faulty equipment, unsafe practices, explosions, fires, natural phenomenon (such as lightening, mudslides, cave-ins, etc.), which may be impossible to avoid and protect against. In the event of any such misuse, accidents or natural disasters, personnel could be injured and killed, and mining operations suspended or terminated. In addition, any future development activities, of which there can be no assurance, would depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could make it very difficult, it not impossible, to engage in any development activities and force us to incur expenses that we had not planned on spending.

Because We Have No Revenue Producing Operations, We are Dependent Upon Our Ability to Raise Funds In Order to Stay In Business. Since inception, the Company has not generated any revenues from mining operations. As of August 31, 2007, the Company had an accumulated deficit of approximately $8.6 million. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds from external sources to maintain our interests in our various properties in the United States and Canada, to acquire, explore, and if warranted, develop other mineral properties, participate in other projects and provide sufficient cash to fund operations. There is no assurance that we will be able to raise the funds on acceptable terms, or at all. If we do not raise these funds, we would be unable to pursue our planned business operations and investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

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

We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation Which Would be Very Costly to Comply With. We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature. If our exploration activities uncover a commercially mineable mineral deposit, of which there can be no assurance, we plan to take the necessary steps to commence mining operations. Mining operations in the United States and Canada are subject to federal, provincial, state and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company's activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage, which it may elect not to insure against due to prohibitive premium costs and other reasons.

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

Adverse Government Policies and Environmental Risks Could Harm Our Business; The Amount of Capital Necessary to Meet All Environmental Regulations Associated with Our Exploration Programs Could Be In An Amount Great Enough to Force the Company to Cease Operations. Reference is made to “Item 4. Information on the Company. B. Business Overview.” for a discussion of the regulatory issues facing the Company. The current and anticipated future operations of the Company, including further exploration activities require permits from various U.S. and Canadian governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, and developments of, our projects. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

The Adoption of New Laws Imposing Royalties on U.S. Government Lands Could Make it Uneconomic to Place the Company’s United States Properties into Production. On November 1, 2007 the United States House of Representatives passed the Hardrock Mining and Reclamation Act which, if enacted into law, would impose royalties of 4% of gross revenues on existing hard-rock operations and 8% of gross revenues on new operations. Additionally, this legislation also would impose new environmental controls on hard-rock mining, establish a cleanup fund for abandoned mines, and ban cheap sales of public lands for mining, all of which would have an unknown financial impact on the Company’s business. Presently, there are no U.S. government royalties on production from properties on government lands. The profitability of a gold mining operation depends upon the price that can be obtained from the sale of the gold, and the cost of production. The price of gold is very volatile, making it difficult to accurately predict future revenues. The imposition of either a 4% or 8% royalty would greatly increase the cost of production, as would the imposition of additional costs to comply with the new environmental requirements. The addition of these additional costs could render some projects that were previously profitable, unprofitable. For producing mines this could mean the suspension of mining operations. For new mines not in production these additional costs could render such projects uneconomic.

The enactment of this legislation, or parts of it, or even the possibility of its enactment in the future, into law would have a substantial adverse effect on our ability to conduct our business. This is because of the uncertainty of the economic viability of a project it would cause and well as the uncertainty and concern over unquantifiable future costs, which must now be considered. This, in turn, could likely increase our cost of capital, and have a chilling effect on our projects on federal lands.

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

Our Stock is a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase. Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop, of which there can be no assurance. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

Our Stock Price Could be Volatile Causing Investors to Suffer Significant Losses If the Shares are Depressed or Illiquid when an Investor Desires to Sell his Shares. The market price of a publicly- traded stock, especially that of a mining exploration Company such as ours, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for mining exploration stocks, the strength of the economy generally, the availability of alternative investments, and the breadth of the public market for the stock. The market price of our Shares on the Toronto Stock Exchange in Canada has been, and is likely to continue to be, volatile. Therefore, investors could suffer significant losses if our Shares are depressed or illiquid when an investor desires to sell Shares.

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

In the Event Mr. Paul Sarjeant, our President and Chief Executive Officer Leaves the Company, Grandview would be Adversely Affected. In the event that Mr. Paul Sarjeant, our President and Chief Executive Officer, ceases to be employed by the Company, we would be materially and adversely affected. We are heavily dependent upon him. In the event his employment ceases, there is no assurance that a suitable replacement could be employed. The Company has no key-man life insurance with any of its senior officers or directors.

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

ITEM 4:        Information on the Company

A. History and Development of the Company

            Grandview Gold Inc. (the “Company” or “Grandview”) was originally incorporated under the Corporation Act of Ontario on November 23, 1945 as Loisan Red Lake Gold Mines Limited. Grandview was primarily engaged in the mineral exploration and resource sector until April 27, 1987, when trading of the Company’s securities was ceased by the Ontario Securities Commission, and the Company remained primarily inactive until November 1998. At that time, the Company decided to invest in the common shares of Navitrak International, a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview found this initiative to be unfavorable and spent the period between November 2001 and November 2003 re-evaluating the prospects of re-entering the mineral exploration and mining sector.

            Articles of Amendment were filed in the Province Ontario effective November 6, 1979, changing the name to Grandview Energy Resources Incorporated. On September 22, 1983, further Article of Amendment were filed to change the Company’s name to Consolidated Grandview Inc.

            Consolidated Grandview Inc. (the predecessor of Grandview Gold Inc.) was issued a temporary cease trade order by the Ontario Securities Commission on April 16, 1987, which was subsequently extended by a Cease Trade Order (CTO) issued by the OSC on April 29, 1987. The CTO was issued because the Company failed to file financial statements in accordance with the required timing deadlines. At the time of the CTO, the common shares of the Company were quoted on the Over-the-Counter Automated Quotation System, a predecessor of the Canadian Dealer Network (“CDN”). Subsequent to the CTO, the Company remained more or less inactive until 2003.

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

            On November 2, 2000, the cease trade order referenced above was lifted and on February 4, 2003 the cease trade order was re-issued for late filing of financial statements. During this same period, the Company determined that the initiative to invest in high technology companies was unfavourable, as much of the technology industry became mired in a well-documented ‘tech burst’ that bottomed out in late 2001. As such, the Company decided to re-instate the original business mandate and build a team focussed on mineral exploration and development.

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

            The Company’s executive office is located at:

330 Bay Street, Suite 820
Toronto, Ontario, M5H 2S8
Canada

            Its registered and records office is located at Suite 500, 360 Bay Street, Toronto, Ontario, Canada. Its telephone number is (416) 486-3444.

            The Company has financed its operations through the financings listed in the table shown below.

Table No. 1: Financings

Date of Offering	Nature of Issuance	Number of Shares	Capital Raised
July 22, 2004	Private Placement (1)	120,000	$120,000
August 23, 2004	Private Placement (1)	150,000	$150,000
September 30, 2004	Private Placement (1)	175,000	$175,000
December 23, 2004	Private Placement (2)	1,005,000	$1,005,000
August 31, 2005	Private Placement (3)	2,099,104	$2,623,880
September 15, 2005	Private Placement (3)	590,320	$737,900
October 19, 2005	Private Placement (3)	400,000	$500,000
March 27, 2006	Private Placement (4)	3,985,974	$4,384,571
December 28, 2006	Private Placement (5)	2,399,998	$1,559,999
March 16, 2007	Private Placement (6)	3,250,000	$1,462,500
July 6, 2007	Private Placement (7)	8,714,000	$3,485,600

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

(5) Units comprised of flow-through Units and one-half warrant exercisable into one Share at a price of $1.40 per Share.

(6) Units comprised of one common share and one half warrant exercisable into one additional common share at an exercise price of $0.65 per Share. The units were sold at a price of $0.45 per unit, raising gross proceeds of $1,462,500.

(7) Units comprised of one common share and one half warrant exercisable into one additional common share at an exercise price of $0.65 per Share. The units were sold at a price of $0.40 per unit, raising gross proceeds of $3,485,600.

            The Company does not have an agent in the United States.

Capital Expenditures

            The table below shows historical capital expenditures

Fiscal Year	Expenditures
Fiscal 2001	$0
Fiscal 2002	$0
Fiscal 2003	$0
Fiscal 2004	$562
Fiscal 2005	$407,899
Fiscal 2006	$2,556,530
Fiscal 2007	$3,447,602

B. Business Overview1

General

            The Company is engaged in the exploration and, if warranted, development of mineral properties in Nevada and Canada. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 80% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (iii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iv) an option to acquire a 60% interest in ten unpatented and two patented mining claims, located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (v) a 100% interest in five mining claims located in Manitoba, Canada (the “Bissett Gold Camp Claims”), (vi) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”), (vii) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”), (viii) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the “Angelina Property”), and (ix) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the “Banksian Property”). During the year to date, the Company determined to let lapse its option to acquire a 70% interest in the Rocky Ridge property in the Lac du Bonnet Mining District in Manitoba. The Pony Creek Property and Elliott Dome Property are collectively referred to as the “Pony Creek/Elliott Dome Property.” The Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property and the Dixie Lake Property.

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

            Although mineral exploration is a time consuming and expensive process with no assurance of success, the process is straightforward. First, we acquire the rights to enable us to explore for, and if warranted, extract and remove ore so that it can be refined and sold on the open market to dealers. Second, we explore for precious and base metals by examining the soil, rocks on the surface, and by drilling into the ground to retrieve underground rock samples, which

____________________________________________
1See Glossary on pages iii-iv for terms used throughout this Annual Report.

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

            Things that will be analyzed by us in making a determination of whether we have a deposit, which can be feasibly mined at a profit, include:

(a) the amount of mineralization, which has been established, and the likelihood of increasing the size of the mineralized deposit through additional drilling;

(b) the expected mining dilution;

(c) the expected recovery rates in processing;

(d) the cost of mining the deposit;

(e) the cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals;

(f) the costs to construct, maintain, and operate mining and processing activities;

(g) other costs associated with operations including permit and reclamation costs upon cessation of operations; (h) the costs of capital; (i) the costs involved in acquiring and maintaining the property; and

(j) the price of the precious or base minerals. For example, the price of one ounce of gold for the years 2000-2006 ranged from a low of $271 U.S. in 2001, to a high of $725.00 in 2006. At November 30, 2007, the closing price of gold was $794.75 U.S. per ounce.2 Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

            If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

(a) seeking to sell the deposit or the Company to third parties;

(b) entering into a joint venture with larger mining company to mine the deposit; or

(c) placing the property into production ourselves.

_____________________________________
2 Source: Kitco: Past Historical London Fix

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

            The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2007 and 2008 exploration seasons. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Corporation believes that it is currently in compliance with all applicable environmental laws and regulations in the State of Nevada and the Provinces of Manitoba and Ontario.

C. Organizational Structure

The Company has no subsidiaries.

D. Property, Plants and Equipment

General

            The Company is engaged in the exploration and, if warranted, development of mineral properties in Nevada and Canada. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 80% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (iii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iv) an option to acquire a 60% interest in ten unpatented and two patented mining claims, located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (v) a 100% interest in five mining claims located in Manitoba, Canada (the “Bissett Gold Camp Claims”), (vi) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”), (vii) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”), (viii) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the “Angelina Property”), and (ix) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the “Banksian Property”). During the year to date, the Company determined to let lapse its option to acquire a 70% interest in the Rocky Ridge property in the Lac du Bonnet Mining District in Manitoba. The Pony Creek Property and Elliott Dome Property are collectively referred to as the “Pony Creek/Elliott Dome Property.” The Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property and the Dixie Lake Property.

            There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Pony Creek/Elliott Dome Property, Elko County, Nevada

            The Company has acquired a 80% interest in the Pony Creek/Elliott Property. The Company had the right to acquire a 60% interest in the property by spending $3,500,000 on exploration of the property, which it did. At that time, Mill City International Corporation (“Mill City”) Mill City informed the Company that it was exercising its option to convert its 40% participating interest in the property into a 20% carried interest until the time a bankable feasibility study is completed on the property. At such time, if ever, that a bankable feasibility study is completed on the property, Mill City will convert its 20% carried interest into a 20% participating interest.

            The Pony Creek/Elliott Property currently consists of 903 unpatented lode mining claims, each about 20 acres in size, totalling approximately 18,495 acres (7,285 hectares).

            The Company believes the Pony Creek/Elliott Property has the potential for a commercial gold deposit. However, the property does not contain a known commercially mineable mineral deposit, otherwise referred to as “ore.”

            Originally, Mill City acquired a 100% interest in the Pony Creek/Elliott Property pursuant to agreements with Carl Pescio dated June 1, 2003 and August 28, 2003, as amended May 15, 2004, August 2, 2004, and December 17, 2004 and further expanded the project to its current size through additional staking. To acquire its interest, Mill City (i) paid Pescio $60,000 US, (ii) issued Pescio 200,000 of its common shares, and (iii) granted Pescio a net smelter return royalty (“NSR”) of 4%, which has subsequently been reduced to a 3% NSR.

            In addition, Mill City is required to make the following advance royalty payments to Pescio:

Year	Amount
June 1, 2004	$45,000 (paid)
June 1, 2005	$75,000 (paid)
June 1, 2006	$100,000 (paid)
June 1, 2007	$150,000 (paid)
June 1, 2008	$150,000
And every June 1 thereafter until the property goes into commercial production

            The December 3, 2004 amendment to the Option Agreement requires the Company to assume all payment obligations to Pescio in place of Mill City.

            Mill City is also required to pay annual rentals to the Bureau of Land Management of $100 per claim on or before September 1 of each year and $8.50 per claim to the Elko County Recorder on or before November 1 of each year. For 2006, rental payments and taxes totalled approximately $121,500 US.

Agreement with Mill City International Corporation

            The Company is the operator of the exploration program on the property. Mill City has a carried non-assessable 20% interest in the property up until the time a bankable feasibility study, as defined in the Joint Venture Agreement to be entered into between the Company and Mill City, set forth in Schedule C to the Option Agreement, has been completed by the Company and shall not be required to contribute 20% of the costs of any exploration or related costs on the property. Upon completion of a bankable feasibility study, Mill City’s 20% carried interest shall be converted into a 20% participating interest, requiring Mill City to pay for 20% of the costs of the joint venture.

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

Figure 1. Pony Creek Project

Property Description and Location

            The Pony Creek/Elliott Dome property is comprised of a total of 903 unpatented lode mining claims located across the crest of the southern part of the Pinyon Range at elevations ranging from 6,600 feet to about 8,000 feet. The Pony Creek property is located in the Larrabee mining district of Elko County, Nevada in the southern half of the Carlin Trend, 28 miles southeast of the town of Carlin. Access to the claims from the west is by traveling the Indian Pony road off State Highway 278 or from the east via the Red Rock Ranch road off a junction with State Highway 228. Thereafter, travel to the property is primarily on graded, gravel roads.

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

            According to the Russell Report, since 1980, approximately $5.0 million US has been spent on exploration of the Pony Creek/Elliot Dome Property, during which time a number of different companies have completed exploration and development work on the property. A summary of the work conducted during this time is provided below:

            Table No. 2: Historical work conducted on the Pony Creek/Elliot Dome Property since 1980

Year	Corporation	Drilling	Additional Work Completed
1980	Newmont	None	Stream sediment sampling program identified anomalous Au and As 100 claims located
1981- 1989	Newmont	110 RC Holes (49,346 ft.) 2 Core Holes (1,834 ft.)	Aeromagnetic survey, soil geochemistry and drilling in the Pot Holes and Bowl areas. 80 additional claims staked. Review and compilation of property data. Completion of soil sampling and mapping.
1990- 1992	Newmont- Westmont JV	31 RC Holes (15,085 ft.)	Property optioned by Westmont. JV formed with Westmont as the operator. Soil geochemistry and drilling completed on north and west edges of claim block, IP work started.
1993	Ramrod (Quest)	None	Westmont acquired by Ramrod Gold (later Quest) who took over as project operator.
1994- 1995	Quest- Uranerz JV	15 RC Holes (12,530 ft.)	Quest enters into JV with Uranerz as operator. Completion of 19.2 line miles Of IP, ground magnetics, mapping and surveying. Extensive soil geochemistry, drilling on northeastern part of Property.
1996	Quest	None	Data compilation and analysis.

Year	Corporation	Drilling	Additional Work Completed
1997- 1998	Quest-Barrick JV	RC Holes (3,185 ft.)	Quest purchases remainder of Newmont’s Interest for US$50,000. JV with Barrick signed. Geophysical target drilled with 4 holes. JV Terminated July 1998.
1999- 2000	Homestake	5 RC Holes (5,982 ft.)	Quest acquired by Standard Mining and Property abandoned. Mr. Carl Pescio acquires Pony Creek Property and options it to Homestake. 5 RC holes drilled.
2001- 2003	Nevada Contact	8 RC Holes (7,835 ft.)	Nevada Contact options Property from Mr. Pescio. Drills 8 RC holes before terminating agreement.
2003	Mill City	None	Mill City acquires Pony Creek Property from Mr. Pescio in July 2003.
2004	Mill City-GGI JV	None	Mill City enters into JV agreement with GGI.
2005	Grandview Gold	2 core holes (2,014 feet)	Geochemical survey, compilation.
2006	Grandview Gold	7 core holes (12,414 feet)	Geophysics, geological mapping, geochemistry and data compilation.

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

            In September 2003, Mill City completed a technical report on the Pony Creek/Elliott Dome Property that included details of a proposed new drilling program. According to the Russell Report, the September 2003 report concluded that continued evaluation of the shallow, known gold mineralization on the property was warranted, as well as the further exploration for deeper, higher-grade gold mineralization. The report also recommended and outlined a two-phase drilling program totalling 20,000 feet at an estimated cost of $481,000, which the Company completed. At present time, there is no known commercially mineable mineral deposit on the Pony Creek/Elliott Dome Property, and there can be no assurance that one will ever exist.

            To date, no mineral production has been recorded from the Pony Creek Property and no workings larger than a few small prospect pits are known from the area.

Exploration Programs

            Over the past three fiscal years the Company has spent approximately $4,386,000 on exploration of the property (approximately $2.5 million in Fiscal 2007). During 2005-2006, the Company completed the first phase of the exploration program recommended in the Russell

Report. The Russell Report recommended an exploration consisting of drilling between 5 and 10 holes, totalling approximately 10,000 feet. The Company completed a diamond drilling program consisting of 7 holes, totalling approximately 12,400 feet. In addition, the Company completed geological mapping, geophysical surveying, geochemical sampling and continued compiling historical data available on the project for future use in computer modeling. This work identified numerous targets for continued exploration, specifically the Red Rock, South Resource and Pony Creek West target areas.

The Company’s 2007 exploration program was completed in October 2007 and consisted of a 12,830 foot drill program, in which the Company drilled 13 holes. The Company is currently reviewing the results of the 2007 program. Preliminarily, the drilling indicated the presence of some gold mineralization in the targeted areas. The drilling program enabled the Company’s geologists to identify favourable looking lithological units, alteration and structural zones at favourable depths. Management believes the drilling program showed continuation of the mineralization found by previous companies which explored the property, as well as a new area to be investigated. When the Company has completed its review and evaluated in-depth the results of the drilling, the Company will then design the exploration program for 2008.

            The Company contracted for the services of Wright Geophysics based in Elko, Nevada to provide geophysical services and interpretation services. Carlin Trend Mining Services (“Carlin Trend”) out of Nevada provided GPS grid and mapping, along with drilling work crews. Mr. David Knight, M.Sc, P.G. and a director of Carlin Trend, supervised the drilling program in previous years.

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

            Mr. Ray Pecoskie, the President of the Company until July 13, 2006, originally oversaw the exploration activities on the Company’s behalf. Mr. Michael Hitch, the interim president of the Company from July 13, 2006 until November 1, 2006, oversaw the exploration on the Company’s behalf during that time. The current president of the Company, Mr. Paul Sarjeant, a member of the Professional Engineers and Geoscientists of British Columbia, oversaw the 2007 drilling program.

            There is no known commercially mineable mineral deposit on the Pony Creek/Elliott Dome Property.

Dixie Lake Property, Red Lake Mining Division, Ontario

            The Company has acquired a 64% interest in 50 unpatented mineral claims located in the Red Lake Mining Division, Ontario (the “Dixie Lake Property”). Originally, the Company acquired the option pursuant to an agreement dated August 26, 2005 (“Option Agreement”) with

Fronteer Development Group Inc. (“Fronteer”). To acquire a 51% the Company was required (i) to incur exploration expenditures on the Dixie Lake Property of at least $300,000 on or before July 11, 2006, which it did, and (ii) make the following cash payments to Mr. Perry English (“English”), the individual who in 2002 originally granted Fronteer an option to acquire the Dixie Lake Property: (a) $10,000 on signing the Option Agreement, which it did (b) $25,000 on or before July 11, 2006, which it did, and (iii) $40,000 on or before July 11, 2007 (which it did). There is no known commercially mineable mineral deposit on the Dixie Lake Property.

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

            Once the Dixie Lake Property was deemed to be a Property of Merit, Fronteer could exercise the option by (i) paying English a total of $80,000 in staged payments covering four years from December 2002, and (ii) issuing English a total of 200,000 shares of its common stock within 36 months of December 2002. If the Dixie Lake Property was not deemed to be a Property of Merit, Fronteer could exercise the option by (i) paying English a total of $80,000 in staged payments over four years from the date the TSX Venture Exchange notified Fronteer that the Dixie Lake Property did not qualify as a Property of Merit, and (ii) issuing English a total of 190,000 shares of its common stock within 48 months of being notified that the property did not qualify as a Property of Merit. The Dixie Lake Property was deemed to be a Property of Merit on July 11, 2003, allowing Fronteer to become listed on the TSX.

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

            On September 22, 2003 Fronteer entered into an agreement with Alberta Star Development Corp. (“Alberta Star”) pursuant to which Fronteer granted Alberta Star an option to acquire a 50% interest in the Dixie Lake Property. Through November 30, 2004 Alberta Star reported that it had (i) spent approximately $1,517,000 on exploration of the Dixie Lake Property, (ii) paid Fronteer $35,000, and (iii) issued Fronteer 150,000 shares of its common stock. On July 10, 2005 Alberta Star notified Fronteer that it would not be proceeding with the Dixie Lake Property. Alberta Star has not disclosed its reason for declining its option.

Grandview Gold – Fronteer Option Agreement

            Under the terms of the Option Agreement with Fronteer the Company had the right to acquire a 51% interest in the Dixie Lake Property by (i) incurring $300,000 in exploration expenditures by July 11, 2006, which it completed, and (ii) paying English a total of $75,000 by July 11, 2007 and by Fronteer fulfilling its remaining obligations to (i) issue to English 20,000 of it shares upon the signing of the Option Agreement with the Company, and (ii) issuing to English 20,000 shares of its common stock by July 11, 2006, which it did. In the summer of 2007 the Company presented to Fronteer a detailed accounting of the $1,711,000 U.S. it had spent on exploration of the property. Fronteer has informed the Company that it had fulfilled its obligations under the Option Agreement and that the Company had earned a 51% interest in the Dixie Lake Property. Fronteer also advised the Company that it would be reducing its 49% participating interest in the property, to a 36% participating interest, thereby increasing the Company’s interest to 64%.

            At the time the Company earned its interest, the Company and Fronteer were deemed to have formed a joint venture for the further exploration and, if warranted, of which there can be no assurance, the development of the property.

            The Company is the operator of the exploration programs on the Dixie Lake Property and it is the Company’s responsibility to prepare a proposed exploration program and budget.

            The Company’s interest in the joint venture is 64% and Fronteer’s is 36%. Accordingly, the Company will be responsible for providing 64% of all exploration funds and Fronteer’s funding obligations will be 36%.

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

Property Description and Location

            The Dixie Lake Property is located in Northwestern Ontario approximately 24 kilometers from the town of Red Lake. The property covers approximately 1,790 hectares and consists of 50 claims, in the Red Lake Mining Division. Management believes that all of the claims are in good standing. It is believed that neither Fronteer nor English owns the surface rights to the claims and that in order to retain the mineral rights, assessment work must be submitted. In order to maintain its interests in the claims a total of approximately $46,000 must be spent over the next four years.

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

2007 Exploration Program

The Company completed 18 diamond drill holes totalling 4,561.5 meters on selected targets including the 88-4 Zone, 88-4 West, Main Zone and MMI East Zone based on recommendations from previous work programs. The results of that work indicate continuity of previously identified mineralization in the Main Zone, 88-4 and 88-4 West Zone at depth or along strike. Grades remained at historical levels. A new zone, termed NS Zone encountered quartz veining with significant visible gold in core. Assay results confirmed visual inspection and a new target was created. The company is planning additional drilling in early 2008 on the NS Zone, but no concrete plan or budget has been developed at this time.

            There is no known commercially mineable mineral deposit on the Dixie Lake Property.

Loisan Property, Red Lake, Ontario, Canada

            The Company currently holds a 100% interest in eight mining claims covering approximately 60 hectares in the Red Lake Area, District of Kenora, in northwestern Ontario (the “Red Lake Property”). The Red Lake area currently hosts two high-grade, world-class gold mines, Goldcorp’s Red Lake Mine and Placer Dome’s Campbell Gold Mine, each located approximately 25 kilometers from the Company’s claims. However, there can be no assurance a commercially mineable mineral deposit exists on the Red Lake Property.

            There are no requirements by the Company to make additional payments or filings to keep these claims in good standing as they are held under patents.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

            The Red Lake area is serviced by paved provincial highway 105 from the Trans Canada highway. The property is covered by relatively thin glacial debris. Much of the claims have waterfront access to Red Lake. A paved road, Sandy Point Road, transects many of the claims. Electric power and telephone lines also cross the property. Several year-round homes are located on surface rights of some of the claims.

            There are no parks or developments other then several year-round homes are located on surface rights of some of the claims. The property can be easily accessed by boat, ski-doo, motor vehicle, or float plane.

            The climate is typical mid-latitude continental. Field operations on most of the property are possible year round.

Exploration and Development

            To date, the Company has not carried out any exploration or development on the Loisan Property and we have no definitive plans for future work at this time.

Sanshaw-Bonanza Property, Red Lake, Ontario, Canada

            The Company has acquired an option to acquire a 60% interest in ten unpatented and two patented mining claims, located near Red Lake, Ontario. The Company acquired its option pursuant to an Option Agreement with EMCO Corporation SA (“EMCO”) made effective as of October 30, 2006, amended June 18, 2007. In order to earn its interest the Company is required to (i) incur exploration expenditures of at least $500,000 by August 31, 2008, (ii) issue EMCO a total of 215,000 of its Shares, and (iii) issue EMCO warrants to acquire 200,000 Shares, at an exercise price of $1.40 per Share, expiring February 7, 2010. At such time as the Company earns the 60% interest in the property, the Company and EMCO will be deemed to have formed a joint venture, on terms to be negotiated that will include:

(a) Upon formation of the joint venture the Company will be deemed to have contributed $250,000 and EMCO will be deemed to have contributed $50,000;

(b) The initial participating interests in the joint venture will be 60% for the Company and 40% for EMCO, subject to adjustment if a party’s contribution to the joint venture is less than its participating interest; and

(c) if either party’s participating interest falls below 10%, then that party’s interest will be converted into a 3% Net Smelter Royalty.

Property Description and Location

            The property consists of 10 unpatented and 2 patented claims, located on Red Lake, approximately 1.5 kilometers north of the town of Red Lake, Ontario. Much of the property area is overlain by Red Lake, with the exception of two claims on Whitehorse Island. Access to the area during summer month is most easily accomplished via boat and in the winter months via ice roads from the town of Red Lake.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

            The region is covered with a variable layer of poorly documented till and associated fluvioglacial and lacustrine sediments, in the order of 0 to 15 meters in thickness. Outcrop percentage overall is less than 1%. On Whitehorse Island, there is negligible outcrop, though a few scattered exposures of Dome Stock intrusive rock have been cursorily mapped by previous workers.

            Topographically, the area is characterized as low rolling relief, with moderate drainage on thin to medium thickness glacial and fluvioglacial deposits. Elevations range from about 350 to 400 meters above sea-level.

            Nearly all of the original vegetation has either been logged off or burnt.

            Red Lake is located at the terminus of Highway 105, some 175 kilometers North of Kenora, and reached via the Trans Canada Highway. The Municipality of Red Lake is serviced by regular flights from Winnipeg and Thunder Bay, seven days a week.

History

            Exploration was conducted in the mid-late 1930s and to 1948. Drilling on the property intersected visible gold in a quartz veined, strongly silicic granodiorite/granite contact zone separating the Howey Stock from intermediate volcanic rocks of the Ball assemblage. A shaft was sunk and underground development was carried out on 2 levels with minor bulk sampling providing the above mentioned resource.

            During this period, further drilling underground and on Red Lake failed to prove up additional grade and tons and significant exploration was not resumed until the 1970s, when Bonanza Red Lake Explorations drilled additional holes on the Lake to trace previous known mineralized trends, this part of a feasibility study to include consideration of dewatering the shaft.

            From 1987 to 1989 Pure Gold Resources and Noramco resumed exploration with a large drill program, effectively replicating old drilling, outlined a 300 meter wide, 125 m deep, 125 meter long mineralized system with a calculated resource of 300,000 tons grading 0.08 oz per ton of gold. Other drilling on a smaller scale returned generally disappointing results as efforts were made to drill deeper targets along strike.

            Numerous geophysical surveys have been completed by various operators and that data has been compiled with other relevant data for future use.

Regional Geology

            The Sanshaw-Bonanza property is located within the Uchi Subprovince of the Archean Province, northwestern Ontario. The region is typically sub-divided into four major subprovinces, specifically the Uchi which contains the Red Lake and Confederation Lake greenstone belts, the South adjacent, predominantly metasedimentary and igneous intrusive English River Subprovince, and the North adjacent Berens River Subprovince. The Sanshaw-Bonanza property lies within the Red Lake greenstone belt that hosts the world class gold deposits now held by Goldcorp Inc.

Mining Operations

Exploration and Development

            To date, the Company has not carried out any exploration or development on the Sanshaw-Bonanza Property. The Company believes that in the past exploration has been conducted by other companies, although the scope of such work is not known. Although management believes that previous exploration on the property by other companies encountered some mineralization, the Company does not believe it can rely upon the previous results since it is unfamiliar with the methodology used and other details of the exploration.

            The Company has reviewed the historical exploration data and has completed a preliminary geological model to help understand gold mineralization and identify controls on mineralization. The company is planning to carry out a surface diamond drilling exploration program in early 2008 as conditions permit. A program budget of approximately $500,000 has been approved and logistical preparations are underway.

Bissett Gold Camp, Manitoba

            The Company acquired its interest in the Bissett Gold Camp on April 1, 2005. The property consists of eleven claims, totalling 79 hectares. The 11 claims are located in the central area of the Bissett Gold Camp situated near the Manitoba/Ontario provincial border and approximately 240 kilometres northeast of Winnipeg. While the Company hopes to find gold on this property, there is no known commercially mineable mineral deposit on this property, and there can be no assurance that a commercially mineable mineral deposit exists on this property.

Agreement with Wildcat Exploration Ltd.

            On April 1, 2005, the Company entered into a purchase and sale agreement (the “Agreement”) with Wildcat Exploration Ltd. (“Wildcat”), for 11 mineral dispositions (the “Property”) totalling 234 hectares on claims within Bissett Gold Camp, located in the Province of Manitoba, Canada. The purchase price for the property was $100,000 and 70,000 Shares. Refer to Item 19: Exhibits 3.6 Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.

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

            The access to the property is by driving a car or truck along Provincial Highway 304 and simply parking anywhere along the side of the road. The mining town of Bissett is located less than 10 kilometers from nine of the eleven mining claims.

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

Exploration Program

            The Company has conducted very little field work on the property, but a geological compilation of historic information of the Rice Lake Greenstone Belt included the are underlying this property. Further work will be carried out as warranted in the future.

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

Gem Property, Manitoba

            Pursuant to an Option Agreement dated September 30, 2005 (“September 30, 2005 Option Agreement”) between the Company and Marum Resources Inc. (“Marum”) the Company was granted an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”). To acquire the 50% interest, the Company was required to incur a total of $250,000 in exploration expenditures on the Gem Property by September 30, 2007, $125,000 of was required to be incurred by September 30, 2006. The Company did not incur the required expenditures by September 30, 2006, but pursuant to an amendment to the September 30, 2005 Option Agreement, the parties agreed that the Company could fulfill its obligations by incurring a total of $250,000 exploration expenditures by September 30, 2007. Subsequently, the parties agreed to extend the deadline again, requiring the Company to incur the $250,000 in exploration expenditures by December 31, 2007. The Company is also required to file with the Canadian government all assessment work required to keep the Gem Property in good standing which the Company has complied with.

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

Location and Access

            The Gem Property is located approximately 35 km southeast of the Rice Lake Gold Mine, Bissett, Manitoba (formerly the San Antonio Mine) operated by San Gold Corporation. The Rice Lake Greenstone Belt accounts for nearly two million ounces of past gold production, most coming from the San Antonio Mine. Access to the property from the north is aided by highway #304 and from the south out of Lac de Bonnett via highway #314. Most of the project area is only accessible by traversing and limited tertiary roads.

Geological Setting

            The Rice Lake Belt covers the western extent of the Uchi geologic terrain. In fact, the Rice Lake greenstone belt, in Manitoba, together with the Red Lake, Bee Lake,and Pickle Lake greenstone belts, in Ontario, form the Uchi subprovince. The Uchi terrain consists mainly of volcanic rocks that formed in an ancient ocean as well as intrusive and sedimentary rocks. These rocks are home to the important Balmer formation, which is the host to the world class gold deposits discovered at Red Lake 80 km to the east and further east at the Pickle Lake Gold Camp.

Historical Work

            Most historical work in the project area occurred between the late 1950’s and mid 1970’s. There was a pause activity until the mid 1980’s when exploration activity in the area picked up for approximately 5 years. Recent exploration work commenced around 2003 and has stayed relatively quiet to this point.

            In 2005 the Company completed an airborne geophysical survey over the property. In 2007 a limited, grass roots style prospecting and mapping program was conducted in the area and several traverses over the property were undertaken. No significant results from surface grab samples were returned. The company plans to evaluate further the area in conjunction with other project in the Rice Lake Greenstone Belt.

            There is no known commercially mineable mineral deposit on the Gem Property.

Figure 6. Gem Property Claims Map

GVG Property, Manitoba

            The Company has a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187

            In the fall of 2005, the Company undertook to stake unpatented mining claims in the Long Lake – Cat Lake area of south-eastern Manitoba, near the town of Bissett where San Gold Company is currently producing gold. The property is approximately 3,975 hectares in area, and is believed to cover similar geology that hosts the Red Lake Mine, Campbell Mine, and Madsen Mine, in Red Lake, Ontario, located less then 100 kilometres to the east of the GVG Property

Location and Access

            The GVG Property is located approximately 30 km southeast of the Rice Lake Gold Mine, Bissett, Manitoba (formerly the San Antonio Mine) operated by San Gold Corporation. The Rice Lake Greenstone Belt accounts for nearly two million ounces of past gold production, most coming from the San Antonio Mine. Access to the property from the north is aided by highway #304 and from the south out of Lac de Bonnett via highway #314. Most of the project area is only accessible by traversing and limited tertiary roads.

Geological Setting

            The Rice Lake Belt covers the western extent of the Uchi geologic terrain. In fact, the Rice Lake greenstone belt, in Manitoba, together with the Red Lake, Bee Lake,and Pickle Lake greenstone belts, in Ontario, form the Uchi subprovince. The Uchi terrain consists mainly of volcanic rocks that formed in an ancient ocean as well as intrusive and sedimentary rocks. These rocks are home to the important Balmer formation, which is the host to the world class gold deposits discovered at Red Lake 80 km to the east and further east at the Pickle Lake Gold Camp.

Historical Work

            Most historical work in the project area occurred between the late 1950’s and mid 1970’s. There was a pause activity until the mid 1980’s when exploration activity in the area picked up for approximately 5 years. Recent exploration work commenced around 2003 and has stayed relatively quiet to this point.

            In 2005 the Company completed an airborne geophysical survey over the property. In 2007 a limited, grass roots style prospecting and mapping program was conducted in the area and several traverses over the property were undertaken. The company plans to evaluate further the area in conjunction with other project in the Rice Lake Greenstone Belt.

Mining Operations

            To date, the Company has not carried out any mining or exploration activities on the GVG Property

Angelina Property, Manitoba

            The Company has acquired a 100% interest in four unpatented mining claims, covering 351 hectares in the Rice Lake belt in southeastern Manitoba. To acquire its interest the Company issued McKeena Gold Inc. warrants to purchase 100,000 shares at an exercise price of $0.70 per Share, expiring February 28, 2008.

Property Description and Location

            The property is located approximately 25 km southeast of the town of Bissett in southeastern Manitoba within an area commonly referred to as the Rice Lake Greenstone Belt. The Rice Lake Greenstone belt accounts for nearly two million ounces of past gold production. Most historical production has come from the Rice Lake Gold Mine (formerly the San Antonio Gold Mine) in Bissett, Manitoba.

History of Exploration

            Management believes the Angelina property was first staked in 1925. Several shear zones and high-grade visible gold were discovered on the property in 1927 and there has been sporadic exploration over the years. During 2003 and 2004 Gossan Resources Ltd. (“Gossan”) conducted a program of surface mapping and diamond drilling, which included 10 shallow diamond drill holes. Recent mapping and compilation data produced by P. Fulton - Regula for Gossan in 2003 indicated gold results from chip samples over multiple shear zones. Individual grab samples of vein quartz indicated gold mineralization. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs.

Geological Setting

            Geologically the Angelina Claim Block is comprised of basalts, metasediments, gabbro, pyroclastic tuffs and breccias and feldspathic dykes. This assemblage has been isoclinaly folded and boudinaged, sheared parallel to fold axes, faulted to offset the shear zones and thrust in a south westerly direction. Gold mineralization was found along shear zones striking in a NNW direction and dipping from 50 to 80 degrees to the ENE, containing quartz and carbonate veins and stringers. Historically gold mineralization has been found on six parallel shear zones. Although higher assays have been recorded in the past, up to 261 g/t in a grab sample, the highest assays found by Gossan Resources included 0.53 oz/t over 3.7m and 0.26oz/t over 7.92m in drill core. Historically a seventh mineralized shear zone was identified at depth in diamond drill hole E-88-03, a zone of 0.3oz/t Au over 6’.

2007 Exploration Program

            In 2007 the Company’s initial exploration consisted of obtaining eight surface samples over an area of approximately 450 meters by 150 meters. Two of the samples showed visible gold and a third sample assayed indicated the presence of some gold mineralization. The Company’s geologists plan to examine anomalous shear zones in order to obtain more information on the potential mineralization. In September 2007 the Company commenced an eight hole, 1,500 meter drill program, at an estimated cost of $293,000. To date, the Company has not received any definitive results of the drilling. The Company will plan any future exploration depending upon the results of the current drilling program.

Banksian Property, Manitoba

            The Company has acquired a 100% interest in 14 unpatented mining claims, covering 2,824 hectares in the Rice Lake belt in southeastern Manitoba. To acquire its interest the Company issued McKeena Gold Inc. warrants to purchase 250,000 shares at an exercise price of $0.70 per Share, expiring February 28, 2008.

Property Description and Location

            The Banksian Property is located approximately 30 km southeast of the Rice Lake Gold Mine, Bissett, Manitoba (formerly the San Antonio Mine) operated by San Gold Corporation. The Rice Lake Greenstone Belt accounts for nearly two million ounces of past gold production, most coming from the San Antonio Mine. Access to the property from the north is aided by highway #304 and from the south out of Lac de Bonnett via highway #314. Most of the project area is only accessible by traversing and limited tertiary roads.

History

            Most historical work in the project area occurred between the late 1950s and mid 1970s. There was a pause activity until the mid 1980’s when exploration activity in the area picked up for approximately 5 years. Recent exploration work commenced around 2003 and has stayed relatively quiet to this point.

            In March 2007, the Company acquired 100% interest in the claims from McKeena Gold who had staked the ground in the prior year. The Company flew an airborne geophysical survey over the project area in conjunction with other projects in the Rice Lake Belt in 2006. At this time the Company has begun acquiring historical assessment reports and completed a 7 week prospecting program over the area. As of the writing of this document the results of the program have not been compiled. Future exploration work will hinge on any positive results of the compilation program and prospecting results.

Geological Setting

            The Rice Lake Belt covers the western extent of the Uchi geologic terrain. In fact, the Rice Lake greenstone belt, in Manitoba, together with the Red Lake, Bee Lake,and Pickle Lake greenstone belts, in Ontario, form the Uchi subprovince. The Uchi terrain consists mainly of volcanic rocks that formed in an ancient ocean as well as intrusive and sedimentary rocks. These rocks are home to the important Balmer formation, which is the host to the world class gold deposits discovered at Red Lake 80 km to the east and further east at the Pickle Lake Gold Camp. Rocks in the Rice Lake Gold Belt are similar in age to those at Red Lake. Gold mineralization is present in both older rocks in the northern part of the Belt and younger rocks in the southern part of the belt. The San Antonio mine, which has contributed over 80% of the gold production from the belt to date, is hosted in the younger southern package of rocks. Limited production has been obtained from deposits in the northern part of the Belt.

Recent Work

     In 2005 the Company completed an airborne geophysical survey over the property. In 2007 a limited, grass roots style prospecting and mapping program was conducted in the area and several traverses over the property were undertaken. The company plans to evaluate further the area in conjunction with other project in the Rice Lake Greenstone Belt.

Rocky Ridge Property, Manitoba

            Pursuant to an agreement dated November 23, 2006 with Harvest Gold Corporation (“Harvest Gold”) the Company acquired an option to earn up to a 70% interest in the Rocky Ridge Property, in the Lac du Bonnet Mining District in Manitoba. The Rocky Ridge Property consists of 7 claims, covering 2,767 acres. Following initial drill results, the Company has determined not to proceed with this project and has let the option agreement with Harvest Gold Lapse.

ITEM 5:        Operating and Financial Review and Prospects

            The following is a discussion of the results of operations of the Company for the fiscal years ended May 31, 2007, 2006 and 2005 and the three month periods ended August 31, 2007 and August 31, 2006, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar.

            The Company’s financial statements were prepared in accordance with accounting principals generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”) which affects the Company is contained in contained Note 16 to the audited financial statements for 2007 and Note 6 to the financial statements for the first quarter ended August 31, 2007.

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

            Through November 2007 the Company has interests in nine mining properties: (i) a 80% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (iii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iv) an option to acquire a 60% interest in ten unpatented and two patented mining claims, located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (v) a 100% interest in five mining claims located in Manitoba, Canada (the “Bissett Gold Camp Claims”), (vi) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the “Gem Property”), (vii) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”), (viii) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the “Angelina Property”), and (ix) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the “Banksian Property”). During the year to date, the Company determined to let lapse its option to acquire a 70% interest in the Rocky Ridge property in the Lac du Bonnet Mining District in Manitoba. The Pony Creek Property and Elliott Dome Property are collectively referred to as the “Pony Creek/Elliott Dome Property.” The Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property and the Dixie Lake Property.

            There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Pony Creek / Elliot Dome Properties in the State of Nevada

            Grandview has a 60% undivided interest in the Pony Creek and Elliot Dome properties, both in Elko County, Nevada. Exploration costs of $2,504,875 were incurred during 2007.

            Pursuant to the terms of an option agreement between the Company and Mill City, dated April 14, 2005, Mill City has exercised its option to dilute its 40% participating interest in the

Pony Creek / Elliot Dome Properties to a 20% carried interest, up to and including the date on which the Company completes the bankable feasibility study. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in immediately converts the Company’s 60% interest to a 80% interest in the Pony Creek / Elliot Dome Properties.

            Exploration costs incurred during the year ended May 31, 2006 (“2006”) were $1,469,708 and exploration costs incurred during the year ended May 31, 2005 (‘2005”) were $411,874. Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2007 are $4,991,404.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

            Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”). Grandview has an option to acquire a 51% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”). Grandview may earn this interest by incurring exploration expenditures of $300,000, which it has, make payments totaling $75,000 to the underlying property vendor and by issuing 160,000 shares of the Company at $1.25 per share (for a total value of $200,000) to a third party as a finder’s fee.

            Grandview has an option to acquire a 60% interest in ten (10) unpatented and two (2) patented mining claims, located on Red Lake, Ontario (the “Sanshaw-Bonanza Property”). Grandview may earn this interest, under an amended agreement with EMCO Corporation SA (“EMCO”), by incurring $500,000 in resource exploration and development expenditures and by issuing 100,000 common shares of the Company in addition to the 55,000 shares already issued to EMCO (155,000 common shares were issued and valued at $57,000 up to August 31, 2007) and also by issuing 200,000 warrants at an exercise price of $1.40 per share (which expire 36 months from the date of issuance).

            Exploration costs of $456,357 were incurred during 2007 on the Red Lake Properties (2006: $1,069,241, 2005: $5,000). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2007 are $2,247,725.

Rice Lake Properties – Bissett, Gem, GVG, Angelina and Banksian in Manitoba, Canada

            Grandview owns a 100% interest in five (5) mining claims, located in Manitoba, Canada (the “Bissett Gold Camp Claims”). Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of Seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba (the “Gem Property”). Grandview may earn this interest by completing $250,000 in exploration work by December 31, 2007. Grandview has a 100% interest in twenty four (24) unpatented mining claims in the Long Lake –Cat Lake area of south-eastern Manitoba, covering approximately 3,975 hectares (the “GVG Property”). Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in south-eastern Manitoba (the “Angelina Property”). Grandview has a 100% interest in fourteen (14)

unpatented mining claims in the Banksian Lake area of south-eastern Manitoba, covering 2,824 hectares (the “Banksian Property”).

            Exploration costs of $209,216 were incurred during 2007 on the Manitoba Properties (2006: $217,581, 2005: $241,800). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2007 are $683,747.

Rocky Ridge Property in Manitoba, Canada

            Grandview has an option to acquire a 70% interest in 7 mining claims, located in the Lac du Bonnet mining district of Manitoba (the “Rocky Ridge Property”). Grandview may earn this interest by incurring $600,000 in resource exploration and development expenditures, making $85,000 in payments and issuing 225,000 shares of the Company, over a 2-year period.

            Exploration costs of $548,404 were incurred during 2007 on the Rocky Ridge Property (2006: $Nil, 2005: $Nil). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2007 are $726,375.

Private Placements

            On July 22, 2004, the Company completed a private placement offering of up to 120,000 common shares at the subscription price of $1.00 per common share, for total gross proceeds of $120,000. The proceeds from the offering were used by the Company to fund its general working capital and exploration programs at the Pony Creek / Elliott Dome Property, Nevada. For additional information, please see the Company's press releases dated August 25, 2004, and the associated material change report dated August 26, 2004.

            On August 23, 2004, the Company completed a private placement offering of up to 150,000 common shares at the subscription price of $1.00 per common share for total gross proceeds of $150,000. The proceeds from the offering were used by the Company to fund its exploration programs at the Pony Creek Elliott Dome Property, Nevada. For additional information, please see the Company's press releases dated August 25, 2004, and the associated material change report dated August 26, 2004.

            On September 30, 2004, the Company completed a private placement offering of up to 175,000 common shares at the subscription price of $1.00 per common share for total gross proceeds of $175,000. The proceeds from the offering were used by the Company to fund its general working capital requirements. For additional information, please see the Company's press releases dated October 4, 2004, and the associated material change report dated October 4, 2004.

            On December 23, 2004, the Company completed a private placement offering of up to 1,005,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.50, at the subscription price of $1.00 per unit for total gross proceeds of $1,005,000. The proceeds from the offering were used by the Company to fund its exploration programs at the Pony Creek / Elliott Dome Property, Nevada and general working capital. For additional information, please see the Company's press releases dated December 23, 2004, and the associated material change reports dated December 23, 2004.

            On August 31, 2005, September 15, 2005 and October 19, 2005, Grandview completed a private placement offering in three tranches resulting in the placement of a total of 1,389,424 units, with each such unit being comprised of one common share and one half of one purchase warrant, where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.25 per unit and 1,620,000 flow through common shares at $1.25 per flow through common share for total gross proceeds of $3,761,780. The proceeds from the offering were used by Grandview to fund its exploration programs on its Canadian and US properties and for general working capital.

            On March 27, 2006, Grandview completed a private placement offering of 3,985,974 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.75, at the subscription price of $1.10 per unit for total gross proceeds of $4,384,571. The proceeds from the offering were used by Grandview to fund its exploration programs on its Canadian and US properties and for general working capital.

            The Company raised gross proceeds of $1,559,999 by way of a non-brokered private placement concluded on December 28, 2006. The private placement consisted of 2,399,998 flow-through units at a price of $0.65 per unit. Each unit consists of one flow-through common share of the Company and one-half of one non-flow-through share purchase warrant. Each whole warrant is exercisable at a price of $1.40 for a period of 24 months from closing to acquire one common share of the Company. The Company paid a finder’s fee of 8 percent of the gross proceeds raised under the private placement and issued finder’s options to acquire non-flow-through Units of the Company at a price of $0.65 per unit for a period of 24 months from closing. The proceeds from the Unit offering are being used to fund the Company’s Canadian gold exploration programs at the Rocky Ridge Property in Manitoba, the Rice Lake Properties in Manitoba and the Red Lake Properties in Ontario.

            On March 16, 2007, the Company completed a private placement offering of 3,250,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $0.65, at the subscription price of $0.45 per unit for total gross proceeds of $1,462,500.00. The proceeds from the offering are being used by the Company to fund its exploration programs on its Canadian and US properties and for general working capital.

            On July 6, 2007, the Company completed a private placement offering of 8,589,000 units, at the subscription price of $0.40 per unit for total gross proceeds of $3,435,600. Each unit was comprised of one common share and one half of one purchase warrant with each whole purchase warrant exercisable into one additional common share upon payment of $0.65 until July 9, 2007. The proceeds from the offering are being used by the Company to fund its exploration programs on its Canadian and US properties and for general working capital. At the same time, the Company closed a non-brokered placement on the same terms for additional proceeds of $50,000 on the sale of a further 125,000 units. In connection with the brokered placement, Grandview paid a cash fee to an Agent of 8% of the gross proceeds raised under the brokered placement and also issued broker warrants to acquire 8% of the total number of units issued under the brokered placement at a price of $0.40 per unit for a period of 24 months from closing. In addition, Grandview also paid a cash work fee of $7,500 for certain services of the Agent.

            In connection with this offering, the Company secured the consent of its shareholders at a special meeting, which occurred on May 17, 2007. A special meeting was required to be called in order to approve this placement under TSX policies as the total number of common shares issuable thereunder exceeded 25% of the then issued and outstanding capital of the Company.

A. Operating Results

            For the past three years the Company’s activities have concentrated on acquiring interests in mining properties in Canada and the United States, and exploring these mining properties and the mining properties in which it may earn an interest, as described above. The Company also successfully listed its Shares for public trading in Canada and on the OTC Bulletin Board in the United States. During this time, no revenues were realized. The Company has funded operations during the period through the sale of its Shares.

Year ended May 31, 2007 compared with year ended May 31, 2006

Results of Operations

            The Company incurred a net loss of $2,239,170 for fiscal 2007, compared with a loss of $1,003,216 for fiscal 2006 and a loss of $1,485,564 for 2005, due predominantly to an increase of $784,987 in stock-option compensation expense compared with 2006 (increase compared with 2005: $583,074), flow-through interest expense of $141,366, compared with $nil for 2006 and 2005, an increase in investor relations and business development expenses of $98,446 compared with 2006 (increase compared with 2005: $207,504) and an increase of $264,651 in professional fees and management services compared with 2006 (increase compared with 2005: $264,200). Management considers the loss incurred during 2007 to be in reasonable proportion to the magnitude of its significantly increased expenditures on exploration activities at several North American properties.

            Total expenses for 2007 were $2,824,324, compared with $1,564,646 for 2006 (2005: $1,485,564). The Company did not incur merger and acquisition proposal costs during 2007 (reflected separately on the income statement), compared with $170,000 in incurred costs for 2006 (2005: $nil) that were related to considering merger and acquisition proposals deemed to not meet the Company’s minimum valuation requirements.

            The $141,366 in flow-through interest expense is the result of regulatory interest and penalties that arose from the Company’s failure to expend the approximately $2.0 million in flow-through expenditure obligation by December31, 2006 (actual expenditure approximately

$1.3 million) , as required pursuant to flow-through subscription agreements entered into by the Company with certain investors in the fall of 2005. The funds were expended largely in connection with the exploration of the Company’s properties but these expenses did not all qualify as Canadian exploration expenses.

            The beneficial impact of the future income tax recovery of $563,472 on the loss incurred during 2007 compares with a future income tax recovery for 2006 of $731,430 (2005: $Nil; refer Note 10 to the audited financial statements for a discussion of the accounting disclosure of future income taxes.

            Cash flows used in operating activities for 2007 of $1,668,606 increased by $675,870 compared with 2006 (increase compared with 2005: $1,023,246), due predominantly to incurring flow-through interest expense, an increase in investor relations, business development and reporting issuer maintenance expenses (refer discussion regarding expenses above) and a substantial increase in prepaid expenses of $138,055 for 2007, compared with $14,967 for 2006 and $5,670 for 2005.

            The Company’s asset base has improved considerably since the corresponding period last year as a result of capital raised by the Company through private placements. Refer Private Placements section above.

	Year Ended May 31, 2007 $	Year Ended May 31, 2006 $
Revenue	0	0
Expenses	2,824,324	1,564,646
Net loss	(2,239,170)	(1,003,216)
Net loss per share	(0.11)	(0.07)
Cash flows used in operating activities	(1,668,606)	(992,736)
Cash and cash equivalents, end of period	1,299,277	3,802,800
Assets	9,217,009	7,651,243

Year ended May 31, 2006 compared with year ended May 31, 2005

            The Company incurred a lower net loss for 2006 of $1,003,216, compared with $1,485,564 for the corresponding period last year (2004 - $1,058 income), due primarily to the recognition of a future income tax recovery of $731,430 during 2006. The future income tax recovery and related future tax asset resulted from the carry-forward of non-capital losses, used to reduce the future income tax liability created by the renunciation of eligible flow-through expenditure under the Canada Revenue Agency flow-through program.

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

Three months ended August 31, 2007 compared with three months ended August 31, 2006 (unaudited)

            The Company incurred a net loss of $389,785 for the first quarter 2008, compared with a loss of $914,200 for the corresponding period last year. The lower net loss for the first quarter 2008 compared to the corresponding period last year is due predominantly to $571,563 in stock option compensation expense incurred during the first quarter 2007, compared with $nil for the first quarter 2008.

            Cash flows used in operating activities for the first quarter 2008 of $259,747 compared with $633,346 for the corresponding period last year. The reduction in cash flows used in operating activities is due to positive variances in working capital, compared with the corresponding period last year.

Summary of Quarterly Results

            The following tables set out financial performance highlights for the past eight quarters.

	Fourth Quarter May 31, 2007	Third Quarter Feb. 28, 2007	Second Quarter Nov. 30, 2006	First Quarter Aug. 31, 2006
Revenue	$0	$0	$0	$0
Expenses	370,329	666,918	858,082	928,995
Net Income (loss)	193,241	(666,918)	(851,293)	(914,200)
Net Income (loss) per share	0.01	(0.03)	(0.04)	(0.05)
Cash flows from (used in) operating activities	(269,368)	(430,290)	(335,602)	(633,346)
Cash and cash equivalents, end of period	1,299,277	1,083,491	550,393	2,343,105
Assets	9,217,009	8,357,714	7,138,846	7,211,013

	Fourth Quarter May 31, 2006	Third Quarter Feb. 28, 2006	Second Quarter Nov. 30, 2005	First Quarter Aug. 31, 2005
Revenue	$0	$0	$0	$0
Expenses	507,216	476,368	325,157	255,905
Net income (loss)	54,214	(476,368)	(325,157)	(255,905)
Net income (loss) per share	(0.00)	(0.03)	(0.02)	(0.02)
Cash flows used in operating activities	(438,508)	(203,098)	(216,363)	(134,767)
Cash and cash equivalents, end of period	3,802,800	1,118,828	1,812,367	2,386,005
Assets	7,651,243	4,176,311	4,332,979	3,334,646

Off-Balance-Sheet Arrangements

There are no off-balance sheet arrangements.

B. Liquidity and Capital Resources

            From this date, for the twelve months ending December 31, 2008 the Company’s current plan indicates it will have expenditures of approximately $3,100,000 on exploration and general and administrative expenses. Exploration activities on its various properties in United States and

Canada is estimated to be approximately $2,400,000. At August 31, 2007, the company had approximately $2,965,747 cash on hand. The Company plans to pay for these expenses from its working capital and planned sale of its securities. However, there can be no assurances the Company will be able to raise the necessary funds.

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

C. Research and Development, Patents and Licenses, Etc.

            During the last three fiscal years, the Company has not engaged in any research and development activities. Its activities have been focused on (i) raising funds through the sales of its Shares in various private placements, (ii) acquiring property interests in the United States and Canada, and (iii) conducting exploration activities on those properties.

D. Trend Information

            Not Applicable

E. Off-Balance Sheet Arrangements

            The Company is not engaged in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Payments Due by Period
Payments Required to Maintain Property Interests	Total	Less than One Year	1-3 Years	3-5 Years	More than Five Years
Required Exploration Expenditures on Pony Creek/Elliott Dome Property	0	0	$0	$0	$0
Advance Royalty Payments Due to Pescio (1)	$750,000 US next 5 years	$150,000 US (1)	$450,000 US	$150,000 US per year	$150,000 US per year

Payments Due by Period
Payments Required to Maintain Property Interests	Total	Less than One Year	1-3 Years	3-5 Years	More than Five Years
Required Exploration Expenditures on Dixie Lake Property	0	0	$0	$0	$0
Payments to English for Dixie Lake Property	0	0	$0	$0	$0
Required Exploration Expenditures on Gem Property	$250,000 CAD	$250,000 CAD	$0	$0	$0
Required Exploration Expenditures on Rocky Ridge Property	$600,000 CAD	$250,000 CAD	$350,000 CAD	$0	$0
Payments to Harvest Gold Corp for Rocky Ridge Property	$35,000 CAD	$35,000 CAD		$0	$0
Total	$750,000 US $885,000 CAD	$150,000 US $535,000 CAD	$450,000 US $350,000 CAD	$150,000 US per year	$150,000 US per year

            Note:

1. The Company is required to make advance royalty payments to Pescio in connection with the acquisition by Mill City of the Pony Creek/Elliott Dome Property.

Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the above payment obligations.

ITEM 6:        Directors, Senior Management, and Employees

A. Directors and Senior Management

Name	Title	Date of Birth	Date of First Election or Appointment
Paul Sarjeant	President and CEO	May 29, 1960	November 1, 2006
Michael Hitch	Chairman of the Board of Directors	November 16, 1962	November 8, 2005
Richard Brown	Director	March 25, 1958	March 26, 2004
Dr. Peter Born	Director	April 28, 1953	June 7, 2007
Ernest Cleave	Chief Financial Officer	October 2, 1969	January 6, 2006
Ian Grant	Director	June 23, 1958	March 26, 2004
R. Ian Mitchell	Corporate Secretary	October 25, 1977	November 7, 2005

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

Michael Hitch, Chairman of the Board of Directors

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

Richard Brown, Director

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

Dr. Peter Born, Director

            Dr. Born is a senior geologist with over 30 years of experience exploring and evaluating mining properties for senior and junior Canadian and United States resource companies. He was the Senior Geologist and then Resource Geologist for Western Mining. Dr. Born has been awarded three times Canada’s National Science and Engineering Research Council PostGraduate Scholarship. He is currently working from his Ottawa-based consulting firm for Canadian and United States resource companies.

Ernest Cleave, Chief Financial Officer

            Mr. Cleave was recently responsible for leading the Sarbanes-Oxley compliance projects at NYSE/TSX listed Falconbridge Ltd. and Goldcorp Inc. Mr. Cleave directed corporate planning and analysis, treasury, internal control and regulatory compliance at Goldcorp Inc. from 2001 to 2005. From 1997 to 2001, he worked with Bata Limited in various financial roles, including Controller for Bata South Africa and Chief Financial Officer, Bata International – Africa region. Mr. Cleave serves, on a part-time basis, as Chief Financial Officer, of Gold Run Inc., a start-up gold exploration company, with interests in Nevada. Mr. Cleave devotes approximately 30 hours per month each on his duties as chief financial officer of the Company and Gold Run Inc.

Ian Grant, Director

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

R. Ian Mitchell, Corporate Secretary

            Mr. Mitchell is an associate with the law firm WeirFoulds LLP, counsel to the Company, and his practice has focused on securities law and corporate finance. Mr. Mitchell holds a Bachelors degree (Honours) in Commerce from Queen’s University as well as an L.L.B. from Dalhousie University.

B. Compensation

The compensation for the Company’s executive officers for the fiscal year ended May 31, 2007 is as set out below:

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	All Other Compensation ($)
Michael Hitch Chairman & Former Interim CEO(1)	2007	71,750	Nil	Nil	Nil	Nil	Nil
Raymond Pecoskie Former President and CEO(2)(3)	2007	5,000	Nil	Nil	Nil	Nil	Nil
Paul Sarjeant President, CEO and Director(4)	2007	91,000	Nil	14,000	500,000	Nil	Nil
Ernest Cleave Chief Financial Officer(5)	2007	21,000	Nil	Nil	Nil	Nil	Nil

            Notes:

1. Raymond Pecoskie stepped down as the Company’s president and CEO on July 11, 2006 at which time Mr. Michael Hitch assumed the role of interim-CEO.

2. June 1, 2004, the Company entered into a management agreement with Global-Tek Business Development Inc. ("Global-Tek"), a company owned by Mr. Pecoskie, to provide management and consulting services to the Company in exchange for $11,682 per month. This contract was terminated on July 11, 2006 when the Company entered into a three-month contract for similar services on an interim basis. This subsequent contract has also been terminated.

3. 750,000 Options, vesting 25% quarterly and with an exercise price of $1.00, were issued to Global-Tek on October 1, 2004. Global-Tek subsequently surrendered 375,000 of these options on July 11, 2006.

4. Mr. Sarjeant became the President, CEO and Director of the Company on November 7, 2006. 5. Ernest Cleave was retained to act as Chief Financial Officer of the Company on January 6, 2006.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	All Other Compens- ation ($)
Raymond Pecoskie, President and CEO(1)(2)(3)	2006	140,184(1)	Nil	8,051.40	Nil(2)	Nil	Nil
Ernest Cleave, Chief Financial Officer(4)	2006	12,000	Nil	Nil	150,000	Nil	Nil

            Notes:

1. June 1, 2004, the Company entered into a management agreement with Global-Tek Business Development Inc. ("Global-Tek"), a company owned by Mr. Pecoskie, to provide management and consulting services to the Company in exchange for $11,682 per month. This contract was terminated on July 11, 2006 when the Company entered into a three-month contract for similar services on an interim basis. This contract has also been terminated.

2. 750,000 Options, vesting 25% quarterly and with a strike price of $1.00, were issued to Global-Tek on October 1, 2004. Global-Tek subsequently surrendered 375,000 of these options on July 11, 2006.

3. Raymond Pecoskie stepped down as president and CEO of the Company on July 11, 2006 at which point Mr. Michael Hitch assumed the role of interim-CEO. Paul Sarjeant was appointed to the position of CEO on November 1, 2006. Mr. Sarjeant receives $12,500 per month in salary, an additional $1,000 in office space allowance expense and $1,000 per month in a car allowance through my consulting company Doublewood Consulting. Mr. Sarjeant also received 500,000 options at an exercise price of $1.00 per Share, vesting immediately.

4. Ernest Cleave was retained to act as Chief Financial Officer of the Company on January 6, 2006.

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

Incentive Stock Options Granted

            The following table discloses individual grants of options to purchase or acquire Shares to the Company’s executive officers during the financial year ended May 31, 2007.

Name	Securities Under Options Granted (#)	% of Total Options Granted during the financial year ended May 31, 2007	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Michael Hitch	Nil	Nil	Nil	Nil	Nil
Paul Sarjeant	500,000(1)	17%	$1.00	$0.85	Oct. 31, 2011

Notes:
1. 500,000 options were issued to Mr. Sarjeant when he was appointed the Company’s President, CEO and director on November 7, 2006.

C. Board Practices

            Each director is currently serving a one (1) year term, renewable at the annual shareholder meeting.

            None of the Company’s directors have any service contracts for serving as directors.

            The Company has an Audit Committee, which recommends to the full Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the Company’s well-being and management's recommendations regarding share issues of the Company. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. At all times, at least one (1) audit committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The Board of Directors has adopted a charter for the audit committee which sets out the responsibilities of the committee and provides guidance to committee members as to their duties which charter is set forth as an Exhibit 5B. See Item 19. Exhibits. The Audit Committee of the Corporation currently consists of three (3) members: Richard Brown, Ian S. Grant and Dr. Peter Born.

            In addition, the Company has a compensation committee. The Compensation Committee reviews compensation practices and management succession and approves the remuneration of the Company's senior executives, including the Chief Executive Officer. The Compensation Committee reviews matters such as compensation philosophy and remuneration policy, Board retainer fees, performance objectives, evaluation of the performance of the Chief Executive Officer, proposed stock option or share purchase plans, bonuses. The Compensation Committee also monitors the integrity of management through periodic meetings with the Chief Executive Officer. The members of the Compensation Committee are Messrs. Richard Brown, Ian S. Grant, and Michael Hitch.

D. Employees

            As of the date hereof, the Company had 1 employee, Sophie Tsementzis who acts as administrative assistant. The Company also has consulting contracts with 6 individuals for various technical and executive services. These consultants are as follows: i) Doublewood Consulting (Paul Sarjeant) for senior executive duties relating to overall guidance and management of the company, ii) Michael Hitch for ongoing business and strategic management consulting services, iii) Ernest Cleave who acts as Chief Financial Officer for the Company, (iv) Alkor Geological Consulting (Alex Korbouhk, MSc, P.Geo) who acts as Exploration Manager for the Company in Canada and is responsible for overall management and direction of our

Canadian exploration activities, v) Martin Tuchscherer MSc., who acts as Chief Geologist and has technical responsibilities relating to operations at various project sites, and vi) Peter MacDonald BSc. a project geologist responsible for the day-to-day operation of specific exploration projects in Canada.

E. Share Ownership

            The following table outlines shows the shareholdings of the Directors and Senior Management, as at November 30, 2007.

            Table No. 3: Shareholdings of Directors and Senior Management (at November 30, 2007)

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Common	Paul Sarjeant	Nil	Nil
Common	Richard Brown	5,000(2)	0.02%
Common	Ian Grant	126,000	0.66%
Common	Peter Born	Nil	Nil
Common	Ernest Cleave	Nil	Nil
Common	R. Ian Mitchell	Nil	Nil

            Notes:

1.

These amounts do not reflect (i) the 500,000 Shares, 150,000 Shares, and 150,000 Shares which can be acquired pursuant to the exercise of stock options by Messrs. Sarjeant, Brown, and Cleave, respectively.

2.	This amount does not include 350,000 Shares owned by Mr. Brown’s wife and Mr. Brown disclaims beneficial ownership of the Shares owned by his wife.

The following table sets forth the Company’s outstanding stock options as at November 30, 2007.

            Table No. 4: Stock Options Outstanding (at November 30, 2007)

Name	Number of Shares	Exercise Price	Expiration Date
Michael Hitch	150,000	$1.25	January 6, 2011
Ernest Cleave	150,000	$1.25	January 6, 2011
Sophie Tsementzis	50,000	$1.25	January 6, 2008
Richard Brown	200,000	$1.80	April 3, 2011
Michael Hitch	100,000	$1.80	April 3, 2011
Ian S. Grant	150,000	$1.80	April 3, 2011
Joel Strickland	100,000	$1.80	April 3, 2011
Connect Capital Limited	500,000	$1.10	January 11, 2008

Name	Number of Shares	Exercise Price	Expiration Date
Paul T. Sarjeant	500,000	$1.00	October 31, 2011
D. Richard Brown	150,000	$1.00	October 1, 2009
Ian Grant	75,000	$1.00	October 1, 2009
Joel Strickland	75,000	$1.10	December 20, 2009
Paul Sarjeant	600,000	$0.68	September 27, 2012
Peter Born	150,000	$0.68	September 27, 2012
Ian Grant	150,000	$0.68	September 27, 2012
Richard Brown	200,000	$0.68	September 27, 2012
Michael Hitch	225,000	$0.68	September 27, 2012
Ernest Cleave	250,000	$0.68	September 27, 2012
Alex Korbough	75,000	$0.68	September 27, 2012
Martin Tuchsherer	50,000	$0.68	September 27, 2012
Peter MacDonald	50,000	$0.68	September 27, 2012
Laura Neubert	250,000	$0.68	September 27, 2012

ITEM 7:        Major Shareholders and Related Party Transactions

A. Major Shareholders

            At November 30, 2007, the Company had 33,803,765 Shares outstanding. At such date, based upon the Schedule 13Ds he has filed with the Securities and Exchange Commission, the Company believes that Gordon Cooper (“Cooper”) was the only person beneficially owning more than 5% of the Company’s outstanding Shares. At such date Cooper was the beneficial owner of 2,513,533 Shares, which represented 7.47% of the Company’s outstanding Shares. According to Schedule 13Ds filed on August 3, 2005 and August 31, 2006 with the Securities and Exchange Commission, Cooper (i) owns 341,0000 Shares directly, (ii) owns an additional 217,333 Shares through his 1/3 interest in a partnership, Contact Partners (iii) is the beneficial owner of an additional 1,810,200 Shares pursuant to a voting trust agreement dated July 22, 2005, granting Cooper the sole right to vote and approve the transfer of such Shares and (iv) has an oral agreement with two individuals providing him with shared voting power over 295,000 Shares.

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

            At November 28, 2007, the Company had 100 U.S. holders of record, holding 767,053 common shares, which represented 2.28% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B. Related Party Transactions

            On October 31, 2006 the Company made a $90,000 loan to Paul Sarjeant, the Company’s Chief Executive Officer, President, and a director. The loan is unsecured, bears no interest, and is due on October 31, 2009. At November 30, 2007 $90,000 of the loan was outstanding.

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

B. Significant Changes

Subsequent to August 31, 2007, there have been no significant changes in the Company’s financial condition.

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

            Following is information on the trading history of the Company’s Shares:

            The low and high market prices for the Shares, on a quarterly basis, for the last two fiscal years and the six months beginning May 1, 2007, on the TSX Exchange and CNQ are as follows:

TSX Exchange and CNQ
MONTH AND YEAR	LOW	HIGH
December 1, 2005 – February 28, 2006(1)	0.90	1.35
March 1, 2006 – May 31, 2006(2)	0.85	2.05
June 1, 2006 – August 31, 2006(2)	0.78	1.25
September 1, 2006 – November 30, 2006(2)	0.64	1.12
December 1, 2006 – February 28, 2007	0.36	0.73
March 1, 2007 – May 31, 2007	0.39	0.64
June 1, 2007 – August 31, 2007	0.35	0.57
September 1, 2007 – November 28, 2007	0.28	1.40

            Notes:

1.	Trading on the CNQ

2.	Trading on the TSX

            The Company’s Shares commenced traded on the OTC Bulletin Board on February 23, 2006. The low and high market prices for the Shares, on a quarterly basis, in U.S. dollars, on the OTC Bulletin Board, since February 23, 2006 are as follows:

OTC Bulletin Board
MONTH AND YEAR	LOW	HIGH
February 23, 2006 – February 28, 2006	1.095	1.250
March 1, 2006 – May 31, 2006	0.600	1.600
June 1, 2006 – August 31, 2006	0.600	1.050
September 1, 2006 – November 30, 2006	0.521	0.892
December 1, 2006- February 28, 2007	0.335	0.90
March 1, 2007 – May 31, 2007	0.363	1.01
June 1, 2007- August 31, 2007	0.29	0.4729
September 1, 2007 – November 28, 2007	0.42	1.027

            The low and high market prices for the Shares on the TSX Exchange for the period May 1, 2007 to November 28, 2007, in Canadian dollars, are as follows:

TSX EXCHANGE
DATE	LOW	HIGH
May 2007	0.39	0.55
June 2007	0.40	0.57
July 2007	0.40	0.53
August 2007	0.35	0.47
September 2007	0.275	1.40
October 2007	0.65	0.94
November 2007 (through November 28, 20070	0.52	0.98

            The low and high market prices for the Shares on the OTC Bulletin Board for the period May 1, 2007 to November 28, 2007, in U.S. dollars, are as follows:

OTC BULLETIN BOARD
DATE	LOW	HIGH
May 2007	0.381	0.90
June 2007	0.351	0.4705
July 2007	0.35	0.4729
August 2007	0.29	0.37
September 2007	0.2848	1.50
October 2007	0.6879	1.01
November 2007 (through November 28, 2007)	0.42	1.027

            The closing prices of the Shares on the TSX on November 28, 2007 and the OTC Bulletin Board were $0.60 Can. and $0.60 U.S., respectively.

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

B. Memorandum and Articles of Association

            Reference is made to Amendment No. 2, to Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2005).

C. Material Contracts

            The following material contracts have been entered into by the Company within the past two years:

1. Option Agreement dated April 13, 2005 on the Pony Creek/Elliot Dome properties with Mill City Gold Corp. (“Option Agreement”) relating to the Company’s option to earn up to a 60% interest in the Pony Creek/Elliot Dome Property. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

2. Option Agreement with Fronteer with Fronteer Development Group Inc. and the Company, effective dated as of October 18, 2005, relating to the Company’s option to acquire a 51% interest in the Dixie Lake Property, Red Lake, Ontario. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

3. Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc. (“Marum”), as amended December 15, 2006, granting the Company an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

4. Purchase and Sale Agreement dated February 23, 2007 between the Company and McKeena Gold Inc. regarding the Angelina Gold Property in Red Lake, Ontario. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

5. Purchase and Sale Agreement dated February 23, 2007 between the Company and McKeena Gold Inc. regarding the Banksian Lake Gold Property in Red Lake, Ontario. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

6. Following the termination of its Management Services Agreement with Ray Pecoskie in June 2006, the Company entered into a consulting services agreement (the "Consulting Services Agreement") with Michael Hitch whereby Mr. Hitch agreed to serve as the Corporation's Chief Executive Officer. Under the terms of the Consulting services Agreement, the Corporation agreed to pay Mr. Hitch $6,250 Can. per month in exchange for management, leadership and strategic business development services. The Consulting Services Agreement had a three month term and expired on September 12, 2006. Although Mr. Hitch is no longer serving as the Company’s Chief Executive, he continues to provide consulting services. Accordingly, the Consulting Services Agreement has been extended to December 31, 2007, with a further option to extend the agreement to December 31, 2008. [need copy of extensions]

7. The Company entered into a consulting agreement dated November 15, 2005 with Ernest M. Cleave, pursuant to which Mr. Cleave was appointed the Company’s Chief Financial Officer. Under this agreement Mr. Cleave receives $36,000 per year. In addition, Mr. Cleave was granted options to acquire 150,000 Shares, at an exercise price of $1.25 per share, vesting quarterly over the initial one year term of the agreement.

8. On July 11, 2006 the Company retained Connect Capital Limited (“CCL”) and Connect Corporate Communications Inc. (“CCCI” and collectively the “Connect Group”) to assist with invest and public relation services on behalf of the Company. CCL and CCCI each receive a monthly retainer of $10,000 US for an 18-month term subject to termination by the Company with 30 days written notice. The Company has also issued to CCL an option to purchase 500,000 Shares at an exercise price of $1.10 per Share for the term of the agreement.

9. On July 12, 2006 the Company entered into a Field Management Agreement with Carlin Trend Mining Services (“Carlin Trend”) pursuant to which the Company hired Carlin Trend, on a month-to-month basis, to oversee and conduct exploration work on the Pony Creek/Elliott Dome Property. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

12. On July 11, 2006 the Company retained the services of Mr. Ted Markovitz as a capital markets consultant. Under the terms of the agreement, Mr. Markovitz has received an option to purchase 100,000 Shares at an exercise price of $1.10 per Share.

13. On November 23, 2006 the Company entered into an agreement with Harvest Gold Corporation pursuant to which the Company acquired an option to earn up to a 70% interest in the Rocky Ridge Property, in the Lac du Bonnet Mining District in Manitoba. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

14. On October 31, 2006 the Company entered into a consulting agreement with Paul Sarjeant pursuant to which Mr. Sarjeant agreed to serve as the Company’s president and chief executive officer. Mr. Sarjeant’s contract has a three year term, expiring on October 27, 2009. See Item 6B. Directors, Senior Management and Employees - Compensation.

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

E. Taxation

Certain Canadian Federal Income Tax Consequences – General

            The following is a brief summary of the principal Canadian federal income tax consequences generally applicable to a person who holds common shares of the Company and who, at all relevant times for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada - United States Tax Convention, 1980, as amended (the "US Treaty"),

•  is or is deemed to be a resident solely of the United States,

•  holds the common shares as capital property and as beneficial owner,

•  does not and is not deemed to use or hold the common shares in or in the course of a business carried on in Canada, and

•  does not carry on an insurance business in Canada and elsewhere,

(a "US Holder")

            This summary is based on the facts set forth in this Form 20-F, the current provisions of the US Treaty, the Canadian Tax Act and regulations thereunder, and our understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA"), and takes into account all specific proposals to amend the Canadian Tax Act (the "Proposed Amendments") publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other change to any relevant law or administrative or assessing policy or practice, although no assurances can be given in this respect. Except as otherwise expressly set out herein, this summary also does not take into account any provincial, territorial or non-Canadian income tax law, the implications of which may differ from the Canadian federal income tax considerations.

            On September 21, 2007, the Minister of Finance (Canada) and the United States Secretary of the Treasury signed the fifth protocol to the US Treaty (the "Protocol") which includes amendments to many of the provision of the US Treaty, including significant amendments to the limitation on benefits provision. The Protocol will enter into force once it is ratified by both the Canadian and United States governments (or on January 1, 2008, if it is ratified in 2007) and will have effect in respect of withholding taxes, after the first day of the second month that begins after the date on which the Protocol enters into force. US Holders are urged to consult their own tax advisors to determine the impact of the Protocol and their entitlement to relief under the US Treaty based on their particular circumstances.

            The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's shares and no opinion or representation with respect to the Canadian federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of the Company's shares should consult with their own tax advisors about the federal, provincial, local and non-Canadian tax consequences of purchasing, owning and disposing of the Company's shares.

Dividends

            Dividends paid or credited or deemed to be paid or credited to a US Holder by the Company will be subject to Canadian withholding tax at the rate of 15% of the gross amount of the dividend (or 5% in the case of a US Holder that is a corporation beneficially owning at least 10% of the Company's "voting stock" within the meaning of the US Treaty). Dividends may be exempt from withholding tax in the case of some US Holders such as qualifying tax exempt entities.

Disposition of Common Shares

            A US Holder who realizes a capital gain on the actual or deemed disposition of a common share will not be subject to Canadian federal income tax under the Canadian Tax Act in respect of the capital gain unless such common share constitutes "taxable Canadian property" to the US Holder for purposes of the Canadian Tax Act and the US Holder is not exempt from Canadian federal income tax on such gain pursuant to the terms of the US Treaty.

            Generally, a common share owned by US Holder will not be taxable Canadian property of the US Holder at a particular time provided that, at that time,

•  the common shares of the Company are listed on the TSX,

•  neither the US Holder nor persons with whom the US Holder does not deal at arm's length alone or in any combination has owned 25% or more of the shares of any class or series of shares in the capital of the Company at any time in the previous five years, and

•  the common share was not acquired in a transaction, a result of which it was deemed to be taxable Canadian property of the US Holder.

            A US Holder that realizes a capital gain on the disposition of common shares that do qualify as taxable Canadian property will, nevertheless, generally be exempt from Canadian federal income tax thereon by virtue of the US Treaty unless:

•  more than 50% of the value of the common shares is derived from real property (within the meaning of the US Treaty) that is located in Canada,

•  the US Holder (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition and for a total of 20 months during any period of 20 consecutive years preceding the disposition, and (ii) owned the common share when the US Holder ceased to be a resident of Canada.

            A US Holder who is subject to Canadian federal income tax in respect of a disposition of a common share will realize a capital gain (or capital loss) equal to the amount by which the US Holder's proceeds of disposition, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the common share to the US Holder. In these circumstances, a US Holder who realizes a capital gain or capital loss in a taxation year will be required to include one half of the capital gain ( the taxable capital gain) in income for Canadian federal income tax purposes, and may deduct one half of the capital loss (the allowable capital loss) against taxable capital gains incurred in respect of dispositions of taxable Canadian property, subject to and accordance with the provisions of the Canadian Tax Act and the US Treaty.

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

ITEM 16:        Reserved

A. Audit Committee Financial Expert

            The Company’s Chairman and independent, non-management directors serve as the Audit Committee. D. Richard Brown serves as the financial expert, as defined under the SEC’s rules, on the Company’s Audit Committee. The members of the Audit Committee are D. Richard Brown, Ian S. Grant, and Peter Born.

B. Code of Ethics

            The Company does not currently have a code of ethics that applies to its senior executive officers. The Company has circulate a draft code of ethics and hopes to adopt a code of ethics for its senior executive officers in the near future. The Company undertakes that it will file a copy of its Code of Ethics with the Securities and Exchange Commission and post the text of such Code of Ethics on the Company’s website.

C. Principal Accountant Fees and Services

            The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended May 31, 2007 and 2006 for audit and non-audit related services:

Type of Work	Year Ended May 31, 2007	Year Ended May 31, 2006
Audit fees(1)	$43,500	$27,500
Audit-related fees(2)	2,000	6,000
Tax fees	2,500	2,500
All other fees	696	440
Total	$48,696	$36,440

            Notes:
1. Aggregate fees billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.

2. Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as “Audit fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

D. Exemptions From the Listing Standards for Audit Committees

Not Applicable.

E. Purchases of Equity Services by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17:        Financial Statements

1. Balance Sheets of Grandview Gold Inc. as at May 31, 2007 and 2006 and Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2007, 2006, and 2005, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 16 to the financial statements.

2. Unaudited Balance Sheet as at August 31, 2007, Statements of Operations and Deficit for the Three Months ended August 31, 2007 and 2006. Statements of Cash Flows for the Three Months ended August 31, 2007 and 2006.

ITEM 18:        Financial Statements

See Item 17. Financial Statements.

ITEM 19:        Exhibits

A. Financial Statements

1. Balance Sheets of Grandview Gold Inc. as at May 31, 2007 and 2006 and Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2007, 2006 and 2005, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 16 to the financial statements.

2. Unaudited Balance Sheet as at August 31, 2006, Statements of Operations and Deficit for the Three Months ended August 31, 2006 and 2005, and Statements of Cash Flows for the Three Months ended August 31, 2006 and 2005

B. Exhibits

(Reference is made to Registration Statement on Form 20-F, dated May 3, 2005, filed with the Securities and Exchange Commission on May 5, 2005, for exhibits 1, 2, and 3.A - 3.B. Reference is made to Amendment No. 1 to the Registration Statement on Form 20-F, dated August 17, 2005, filed with the Securities and Exchange Commission on August 18, 2005, for exhibit 5.B. Reference is made to Amendment No. 2 to the Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2005, for exhibits 3.C through 3.E. Reference is made to Annual Report on Form 20-F for the year ended May 31, 2006, filed with the Securities and Exchange Commission on December 26, 2006 for exhibits 3.F through 3.N and 5.A).

1.	Articles of Incorporation/Bylaws as currently in effect:

	A.	Certificate of Incorporation, Loisan Red Lake Gold Mines Limited, November 23, 1945
	B.	Articles of Amendment dated September 22, 1983
	C.	Articles of Amendment dated April 9, 1987
	D.	Articles of Amendment dated July 6, 2004
	E.	By-laws of the Company dated January 14, 1987

2.	Instruments defining the rights of holders of equity

- Refer to Exhibit No. 1.

3.	Material Contracts

	A.	Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.
	B.	Management contract dated June 1, 2004 with Global-Tek Business Development Inc., a consulting company owned by the president Raymond Pecoskie.
	C.	Option Agreement with Fronteer Development Group Inc. and the Company, dated as of August 26, 2005
	D.	Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.
	E.	Letter Agreement dated September 8, 2005 with Mill City Gold Corp. amending Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.
	F.	Consulting Agreement dated November 15, 2006 between Ernest M. Cleave and the Company.
	G.	Agreement dated July 11, 2006 between the Company and Connect Capital Limited.
	H.	Agreement dated July 11, 2006 between the Company and Ted Markovitz.
	I.	Option Agreement dated November 23, 2006 between the Company and Harvest Gold Corporation.
	J.	Consulting Agreement dated June 12, 2006 between the Company and Michael Hitch.
	K.	Consulting Agreement dated June 8, 2006 between the Company and Paul Sarjeant.
	L.	Consulting Agreement dated October 31, 2006 between the Company, Doublewood Consulting, and Paul Sarjeant.
	M.	Field Management Agreement dated July 12, 2006 between the Company and Carlin Trend Mining Services.
	N.	Amendment dated December 15, 2006 to Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.
	O.	Option Agreement between EMCO Corporation SA and the Company made effective as of October 30, 2006;
	P.	Amendment to Option Agreement between EMCO Corporation SA and the Company dated June 18, 2007;
	Q.	Agreement for Purchase and Sale between the Company and McKeena Gold Inc. dated February 23, 2007 regarding the Banksian Lake Gold Property;

R.	Agreement for Purchase and Sale between the Company and McKeena Gold Inc. dated February 23, 2007 regarding the Angelina Gold Property;

4.	List of Subsidiaries

- None -

5.	Additional Exhibits

	A.	2006 Stock Option Plan
	B.	Audit Committee Charter
	C.	Consent of R.H. Russell, M.Sc.

12.	Certifications

	A.	Certification of Chief Executive Officer
	B.	Certification of Chief Financial Officer

13.	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

A.	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
B.	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.

By: /s/ Paul Sarjeant
       Paul Sarjeant
       President

Dated: December ___, 2007