Form 20-F
period 2008-05-31
Grandview Gold, Inc.
filed 2009-01-02
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2008

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

Paul Sarjeant, T: +1 416 486 3444, F: +1 416 486 9577,
360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6, Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act: None

 Securities to be registered pursuant to Section 12(g) of the Act:

                Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                        None
(Title of Class)

- PAGE - i -

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 36,288,765

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐               No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐               No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒               No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐                         Accelerated filer ☐                                 Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☒                Item 18  ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐                       No   ☒

- PAGE - ii -

TABLE OF CONTENTS

FORM 20-F		I
TABLE OF CONTENTS		III
GLOSSARY		V
PART I		1
ITEM 1:	Identity of Directors, Senior Management and Advisors	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons For The Offer and Use Of Proceeds	2
D.	Risk Factors	2
ITEM 4:	Information on the Company	9
A.	History and Development of the Company	9
B.	Business Overview	12
C.	Organizational Structure	14
D.	Property, Plants and Equipment	14
ITEM 4A:	Unresolved Staff Comments	38
ITEM 5:	Operating and Financial Review and Prospects	38
A.	Operating Results	43
B.	Liquidity and Capital Resources	48
C.	Research and Development, Patents and Licenses, Etc	48
D.	Trend Information	48
E.	Off-Balance Sheet Arrangements	48
F.	Tabular Disclosure of Contractual Obligations	48
ITEM 6:	Directors, Senior Management, and Employees	49
A.	Directors and Senior Management	49
B.	Compensation	51
C.	Board Practices	54
D.	Employees	54
E.	Share Ownership	55
ITEM 7:	Major Shareholders and Related Party Transactions	56
A.	Major Shareholders	56
B.	Related Party Transactions	56
C.	Interests of Experts and Counsel	57
ITEM 8:	Financial Information	57
A.	Consolidated Statements and Other Financial Information	57
B.	Significant Changes	57
ITEM 9:	The Offering and Listing	57
A.	Offer and Listing Details	57
B.	Plan of Distribution	59
C.	Markets	59
D.	Selling Shareholders	59
E.	Dilution	59

- PAGE - iii -

F.	Expenses of the Issue	59
ITEM 10:	Additional Information	60
A.	Share Capital	60
B.	Memorandum and Articles of Association	60
C.	Material Contracts	60
D.	Exchange Controls	61
E.	Taxation	62
F.	Dividends and Paying Agents	68
G.	Statements by Experts	68
H.	Documents on Display	69
I.	Subsidiary Information	69
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	69
ITEM 12:	Description of Securities other than Equity Securities	69
PART II		70
ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	70
ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	70
ITEM 15:	Controls and Procedures	70
ITEM 16:	Reserved	71
A.	Audit Committee Financial Expert	71
B.	Code of Ethics	71
C.	Principal Accountant Fees and Services	71
D.	Exemptions From the Listing Standards for Audit Committees	72
E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers	72
PART III		73
ITEM 17:	Financial Statements	73
A.	Audited Annual Financial Statements, May 31, 2008	73
ITEM 18:	Financial Statements	151
ITEM 19:	Exhibits	151
SIGNATURES		154

- PAGE - iv -

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sam

cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.

development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.

dilution	the contamination of ore with barren wall rock; this means that in extracting ore, rock is also extracted, which contains a lesser amount of the mineral than the ore, effectively reducing the grade of the ore.

exploration stage	All companies engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.

feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.

gold deposit	means a mineral deposit mineralized with gold.

Inferred mineral	that part of a Mineral Resource for which quantity and grade or quality

resource	can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

lode mining	mining of gold bearing rocks, typically in the form of veins or stockworks

mineral resource	a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects of economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpretedfrom specific geological evidence and knowledge.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams

- PAGE - v -

patented mining claim	a claim to which a patent has been obtained from the government by compliance with laws relating to such claims.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria

Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

proven (measured) reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

reserve	that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals such as gold or silver

reverse circulation drill	a large machine that produces a continuous chip sample of the rock or material being drilled

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface

Ton	short ton (2,000 pounds).

tonne	metric tonne (2,204.6 pounds).

trenching	The surface excavation of a linear trench to expose mineralization for sampling

unpatented mining claim	mining claims to which a deed from the United States government has not been received, and which are subject to annual assessment work in order to maintain ownership.

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres	2,204 pounds (lbs)	= 1 tonne
1 yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
1 acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams

- PAGE - vi -

PART I

ITEM 1:

Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2:

Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3:

Key Information

Unless expressed otherwise, all dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2004 through May 31, 2008, and for the period June 1, 2008 through November 30, 2008.

YEAR ENDED
MAY 31	AVERAGE
2004	0.7447
2005	0.7937
2006	0.8581
2007	0.8839
2008	1.0142

MONTH	LOW	HIGH
June 2008	0.9948	1.0320
July 2008	0.9975	1.0274
August 2008	1.0237	1.0716
September 2008	1.0298	1.0821
October 2008	1.0585	1.2995
November 2008	1.1477	1.2952

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. At December 30, 2008, one Canadian dollar, as quoted by Reuters and other sources at 4 P.M. Eastern Time for New York foreign exchange selling rates (for bank transactions of at least $1,000,000), equalled $0.82 in U.S. dollars. (Source: The Wall Street Journal)

A. Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended May 31, 2008, 2007, 2006, 2005 and 2004 (audited), and the three month periods ended August 31, 2008 and 2007 (unaudited) which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ substantially from United States generally accepted accounting principles "(US GAAP"). Reference is made to Note 17 to the audited financial statements for the period ended May 31, 2008 in Item 17. Differences between Canadian GAAP and US GAAP for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences would affect the Company’s financial statements

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

Selected Financial Data

						Year	Year
	Three Months	Three Months	Year Ended		Year Ended	Ended	Ended
	Ended August	Ended August	May 31,	Year Ended	May 31,	May 31,	May 31,
(CAD$)	31, 2008	31, 2007	2008	May 31, 2007	2006	2005	2004
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)	(audited)	(audited)
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($138,389)	($389,785)	($3,005,834)	($2,239,170)	($1,003,216)	($1,485,564)	$1,058
Basic Earning (Loss) Per Share	($0.00)	($0.01)	($0.09)	($0.11)	($0.07)	($0.14)	0.00
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Period-end Shares	36,318,765	33,655,890	36,288,765	24,841,890	19,086,892	11,851,494	3,270,998
Cash	$258,917	$426,768	$84,856	$1,299,277	$3,802,800	$244,067	$1
Short term investments	$476,606	Nil	$1,011,410	Nil	Nil	Nil	Nil
Working Capital	$710,280	$2,799,558	$1,168,570	$1,575,617	$3,813,975	$810,711	($56,594)
Mineral Properties	$10,613,651	$8,649,251	$10,282,950	$7,134,618	$3,415,766	$659,236	$562
Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$14,213,066	$13,301,740	$14,202,266	$11,019,703	$9,543,301	$4,781,750	$3,378,444
Shareholders’ Equity	$11,413,931	$11,552,705	$11,541,520	$8,800,235	$7,229,741	$810,711	($56,032)
Total Assets	$11,645,288	$12,064,680	$11,673,136	$9,217,009	$7,651,243	$943,727	$10,819

US GAAP
Net Income (Loss)	($371,876)	($1,542,489)	($6,157,896)	($6,062,489)	($3,673,388)	($1,743,463)	$21,292
Income (Loss) Per Share	($0.01)	($0.05)	($0.18)	($0.29)	($0.25)	($0.20)	$0.00
Mineral Properties	$2,017,732	$2,039,497	$1,921,797	$1,677,568	$1,218,563	$400,775	Nil
Shareholders’ Equity	$2,831,587	$4,942,951	$3,192,663	$3,343,185	$5,032,538	$552,250	($56,594)
Total Assets	$3,062,944	$5,454,926	$3,324,279	$3,759,959	$5,454,040	$685,266	$10,257

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons For The Offer and Use Of Proceeds

Not Applicable.

D. Risk Factors

The business of the Company entails significant risks, and an investment in the Company’s Common Shares (the "Shares") should be considered highly speculative for a variety of reasons. An investment in the Shares should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the usual risks associated with investment in a business, the following is a general description of significant risk factors, which should be considered.

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

Because We Have No Revenue Producing Operations, We are Dependent Upon Our Ability to Raise Funds In Order to Stay In Business. Since inception, the Company has not generated any revenues from mining operations. As of August 31, 2008, the Company had an accumulated deficit of approximately $11.3 million. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds from external sources to maintain our interests in our various properties in the United States and Canada, to acquire, explore, and if warranted, develop other mineral properties, participate in other projects and provide sufficient cash to fund operations. There is no assurance that we will be able to raise the funds on acceptable terms, or at all. If we do not raise these funds, we would be unable to pursue our planned business operations and investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

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

Adverse Government Policies and Environmental Risks Could Harm Our Business; The Amount of Capital Necessary to Meet All Environmental Regulations Associated with Our Exploration Programs Could Be In An Amount Great Enough to Force the Company to Cease Operations. Reference is made to "Item 4. Information on the Company. B. Business Overview." for a discussion of the regulatory issues facing the Company. The current and anticipated future operations of the Company, including further exploration activities require permits from various U.S. and Canadian governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, and developments of, our projects. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

Future Sales of Common Shares by Existing Shareholders Could Cause the Price of our Shares to Decline. Sales of a large number of our Shares in the public markets, or the potential for such sales, could decrease the trading price of the Shares and could impair the Company’s ability to raise capital through future sales of Shares. The Company has previously issued Shares at effective prices per share, which are lower than what the Company’s Shares currently trade. Accordingly, certain shareholders of the Company have an investment profit in the Shares that they may seek to liquidate. These sales of our Shares could cause the price of our Shares to decline.

Dilution Through Exercise of Employee/Director/Consultant Options Could Adversely Affect Grandview Stockholders Through the Dilution of their Interests. Because the success of the Company is highly dependent upon its employees, the Company has granted to some or all of its Directors, consultants, and sole employee options to purchase common-voting shares as non-cash incentives. To the extent that significant numbers of such options may be exercised, the interests of the other stockholders of the Company may be diluted.

If Grandview is Characterized as a Passive Foreign Investment Company, its U.S. Shareholders may Suffer Adverse Tax Consequences. As more fully described below in "Item 10.E.4 –United States Taxation" if for any taxable year our passive income, or our assets which produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences, including higher tax rates, to our U.S. shareholders. The issues relating to passive foreign companies are very complex and unfamiliar to most people. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Shares.

As a "foreign private issuer", Grandview is Exempt from the Section 14 Proxy Rules and Section 16 of the Securities Exchange Act of 1934, Possibly Resulting in Shareholders Having Less Complete and Timely Data. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data than would be provided for United States issuers, not exempt from such statues.

ITEM 4: Information on the Company

A. History and Development of the Company

Grandview Gold Inc. (the "Company" or "Grandview") was originally incorporated under the Corporation Act of Ontario on November 23, 1945 as Loisan Red Lake Gold Mines Limited. Grandview was primarily engaged in the mineral exploration and resource sector until April 27, 1987, when trading of the Company’s securities was ceased by the Ontario Securities Commission, and the Company remained primarily inactive until November 1998. At that time, the Company decided to invest in the common shares of Navitrak International, a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview found this initiative to be unfavorable and spent the period between November 2001 and November 2003 re-evaluating the prospects of re-entering the mineral exploration and mining sector.

Articles of Amendment were filed in the Province Ontario effective November 6, 1979, changing the name to Grandview Energy Resources Incorporated. On September 22, 1983, further Article of Amendment were filed to change the Company’s name to Consolidated Grandview Inc.

Consolidated Grandview Inc. (the predecessor of Grandview Gold Inc.) was issued a temporary cease trade order by the Ontario Securities Commission on April 16, 1987, which was subsequently extended by a Cease Trade Order (CTO) issued by the OSC on April 29, 1987. The CTO was issued because the Company failed to file financial statements in accordance with the required timing deadlines. At the time of the CTO, the common shares of the Company were quoted on the Over-the-Counter Automated Quotation System, a predecessor of the Canadian Dealer Network ("CDN"). Subsequent to the CTO, the Company remained more or less inactive until 2003.

During 1998, the Company shifted its business focus from mineral exploration to operating as a merchant bank with a business plan to acquire significant equity in high technology companies with prospects for exceptional growth. At the time, the Company’s management team was better suited toward this type of initiative. In November 1998 an initial investment was carried out with Navitrak International Corporation ("Navitrak"), a public company whose common shares were quoted on the Canadian Dealing Network ("CDN").

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

The Company’s executive office is located at:

330 Bay Street, Suite 820
Toronto, Ontario, M5H 2S8
Canada

Its registered and records office is located at Suite 500, 360 Bay Street, Toronto, Ontario, Canada. Its telephone number is (416) 486-3444.

The Company has financed its operations through the financings listed in the table shown below.

Table No. 1: Financings

Date of Offering	Nature of Issuance	Number of Shares	Capital Raised
July 22, 2004	Private Placement (1)	120,000	$120,000
August 23, 2004	Private Placement (1)	150,000	$150,000
September 30, 2004	Private Placement (1)	175,000	$175,000
December 23, 2004	Private Placement (2)	1,005,000	$1,005,000
August 31, 2005	Private Placement (3)	2,099,104	$2,623,880
September 15, 2005	Private Placement (3)	590,320	$737,900
October 19, 2005	Private Placement (3)	400,000	$500,000
March 27, 2006	Private Placement (4)	3,985,974	$4,384,571
December 28, 2006	Private Placement (5)	2,399,998	$1,559,999
March 16, 2007	Private Placement (6)	3,250,000	$1,462,500
July 6, 2007	Private Placement (7)	8,714,000	$3,485,600
December 21, 2007	Private Placement (8)	1,917,000	$1,114,850
December 28, 2007	Private Placement (9)	538,000	$349,700

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

(8) Units comprised of common share and one half warrant exercisable into one additional common share at an exercise price of $0.70 per units, raising $721,600. These shares were sold at a price of $0.55, raising gross proceeds of $721,600. In addition, 605,000 flow-through share at a purchase price of $0.65 per share for gross proceeds of $393,250. Total proceeds raised totalled $1,114,850.

(9) Units comprised of a total of 538,000 flow-through shares at a purchase price of $0.65 for gross proceeds of $349,700.

The Company does not have an agent in the United States.

Capital Expenditures

The table below shows historical capital expenditures

Fiscal Year	Expenditures
Fiscal 2001	$0
Fiscal 2002	$0
Fiscal 2003	$0
Fiscal 2004	$562
Fiscal 2005	$407,899
Fiscal 2006	$2,556,530
Fiscal 2007	$3,447,602
Fiscal 2008	$3,506,343

B. Business Overview1

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Nevada and Canada. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 80% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (iii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the "Loisan Property"), (iv) an option to acquire a 60% interest in ten unpatented and two patented mining claims, located in the Red Lake Mining District, Ontario, Canada (the "Sanshaw-Bonanza Property"), (v) a 100% interest in five mining claims located in Manitoba, Canada (the "Bissett Gold Camp Claims"), (vi) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the "Gem Property"), (vii) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the "GVG Property"), (viii) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the "Angelina Property"), and (ix) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the "Banksian Property"). During the year to date, the Company determined to let lapse its option to acquire a 70% interest in the Rocky Ridge property in the Lac du Bonnet Mining District in Manitoba. The Pony Creek Property and Elliott Dome Property are collectively referred to as the "Pony Creek/Elliott Dome Property." The Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property and the Dixie Lake Property.

There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Our business is highly speculative. We are exploring for base and precious metals. Ore is rock containing particles of a particular mineral (and possibly other minerals which can be recovered and sold), which rock can be legally extracted, and then processed to recover the minerals, which can be sold at a profit.

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

_________________
1See Glossary on pages iii-iv for terms used throughout this Annual Report.

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

(i) the costs involved in acquiring and maintaining the property; and

(j) the price of the precious or base minerals. For example, the price of one ounce of gold for the years 2000-2006 ranged from a low of $271 U.S. in 2001, to a high of $725.00 in 2006. At December 30, 2008, the closing price of gold was $874 U.S. per ounce.2 Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

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

_________________
2 Source: Kitco: Past Historical London Fix

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

The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2008 and 2009 exploration seasons. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Company believes that it is currently in compliance with all applicable environmental laws and regulations in the State of Nevada and the Provinces of Manitoba and Ontario.

C. Organizational Structure

The Company has no subsidiaries.

D. Property, Plants and Equipment

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Nevada and Canada. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 80% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (iii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the "Loisan Property"), (iv) an option to acquire a 60% interest in ten unpatented and two patented mining claims, located in the Red Lake Mining District, Ontario, Canada (the "Sanshaw-Bonanza Property"), (v) a 100% interest in five mining claims located in Manitoba, Canada (the "Bissett Gold Camp Claims"), (vi) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the "Gem Property"), (vii) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the "GVG Property"), (viii) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the "Angelina Property"), and (ix) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the "Banksian Property"). During the year to date, the Company determined to let lapse its option to acquire a 70% interest in the Rocky Ridge property in the Lac du Bonnet Mining District in Manitoba. The Pony Creek Property and Elliott Dome Property are collectively referred to as the "Pony Creek/Elliott Dome Property." The Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property and the Dixie Lake Property.

There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Pony Creek/Elliott Dome Property, Elko County, Nevada

The Company has acquired a 80% interest in the Pony Creek/Elliott Property. The Company had the right to acquire a 60% interest in the property by spending $3,500,000 on exploration of the property, which it did. At that time, Mill City International Corporation ("Mill City") Mill City informed the Company that it was exercising its option to convert its 40% participating interest in the property into a 20% carried interest until the time a bankable feasibility study is completed on the property. At such time, if ever, that a bankable feasibility study is completed on the property, Mill City will convert its 20% carried interest into a 20% participating interest.

The Pony Creek/Elliott Property currently consists of 903 unpatented lode mining claims, each about 20 acres in size, totalling approximately 18,495 acres (7,285 hectares).

The Company believes the Pony Creek/Elliott Property has the potential for a commercial gold deposit. However, the property does not contain a known commercially mineable mineral deposit, otherwise referred to as "ore."

Originally, Mill City acquired a 100% interest in the Pony Creek/Elliott Property pursuant to agreements with Carl Pescio dated June 1, 2003 and August 28, 2003, as amended May 15, 2004, August 2, 2004, and December 17, 2004 and further expanded the project to its current size through additional staking. To acquire its interest, Mill City (i) paid Pescio $60,000 US, (ii) issued Pescio 200,000 of its common shares, and (iii) granted Pescio a net smelter return royalty ("NSR") of 4%, which has subsequently been reduced to a 3% NSR.

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

Information Regarding Pony Creek/Elliott Dome Property

The following information regarding the Pony Creek/Elliott Dome Property’s location, access, history, planned exploration activities, and related topics are summarized from a report titled "Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District, Elko County, Nevada for Mill City International Corporation," prepared by R. H. Russell, M.Sc., Licensed Geologist ("Russell"), and dated March 18, 2004 (the "Russell Report"). There is no known commercially mineable mineral deposit on the Pony Creek/Elliott Dome Property.

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

Figure 1. Road Access to Pony Creek/Elliot Dome

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

According to the Russell Report, since 1980, approximately $5.0 million US has been spent on exploration of the Pony Creek/Elliot Dome Property, during which time a number of different companies have completed exploration and development work on the property. A summary of the work conducted during this time is provided below:

Table No. 1: Historical work conducted on the Pony Creek/Elliot Dome Property since 1980

Year	Corporation	Drilling	Additional Work Completed
1980	Newmont	None	Stream sediment sampling program identified anomalous Au and As 100 claims located
1981-1989	Newmont	110 RC Holes (49,346 ft.) 2 Core Holes (1,834 ft.)	Aeromagnetic survey, soil geochemistry and drilling in the Pot Holes and Bowl areas. 80 additional claims staked. Review and compilation of property data. Completion of soil sampling and mapping.
1990-1992	Newmont-Westmont JV	31 RC Holes (15,085 ft.)	Property optioned by Westmont. JV formed with Westmont as the operator. Soil geochemistry and drilling completed on north and west edges of claim block, IP work started.
1993	Ramrod (Quest)	None	Westmont acquired by Ramrod Gold (later Quest) who took over as project operator.
1994-1995	Quest-Uranerz JV	15 RC Holes (12,530 ft.)	Quest enters into JV with Uranerz as operator. Completion of 19.2 line miles Of IP, ground magnetics, mapping and surveying. Extensive soil geochemistry, drilling on northeastern part of Property.
1996	Quest	None	Data compilation and analysis.
1997-1998	Quest-Barrick JV	RC Holes (3,185 ft.)	Quest purchases remainder of Newmont’s Interest for US$50,000. JV with Barrick signed. Geophysical target drilled with 4 holes. JV Terminated July 1998.
1999-2000	Homestake	5 RC Holes (5,982 ft.)	Quest acquired by Standard Mining and Property abandoned. Mr. Carl Pescio acquires Pony Creek Property and options it to Homestake. 5 RC holes drilled.
2001-2003	Nevada Contact	8 RC Holes (7,835 ft.)	Nevada Contact options Property from Mr. Pescio. Drills 8 RC holes before terminating agreement.
2003	Mill City	None	Mill City acquires Pony Creek Property from Mr. Pescio in July 2003.
2004	Mill City-GGI JV	None	Mill City enters into JV agreement with GGI.
2005	Grandview Gold	2 core holes (2,014 feet)	Geochemical survey, compilation.
2006	Grandview Gold	7 core holes (12,414 feet)	Geophysics, geological mapping, geochemistry and data compilation.
2007	Grandview Gold	13 RC Holes (12,830 ft.)	Geological mapping, data compilation

Recent Work by the Company

In summer of 2007 the Company completed a 13-hole reverse circulation drill program for a total of 12,830 feet (3,910.4 meters) on three separate target areas across the property.  In addition and as an aid to the completed drill program the Company had an ongoing mapping, geochemical and geophysical program to help delineate targets.

The West Pony Creek area was the site of 7 drill holes totaling 6,350 feet (1,935.4 meters) that targeted northwest trending structures.  The holes were successful in intersecting anomalous gold values within the structures in what is believed to be Mississippian Chainman Formation.  All holes returned anomalous gold values, but no significant intercepts are reported.

One deep hole was drilled to test stratigraphic relationships in the Red Rock target area based geochemistry, geology and geophysics that suggested similar geological relationships to the known Rain Mine to the north of the project.  The hole was drilled to a depth of 2000 feet (609.6 meters).  The hole was terminated due to drill capacity restrictions and failed to reach the intended stratigraphic target.  Logging of the hole suggested the hole terminated above the projected Devil’s Gate-Webb contact zone.  Anomalous gold was reported down hole and the Company believes that extension of this hole may suggest a gold bearing system still remains at depth.

Five holes where drilled in the “Resource Area” for a total footage of 4,480 feet (1,365.4 meters).  The program tested mapped northerly trending structures and the intersection of these structures with the intrusive-sediment contact that is known to host gold mineralization.  The following table summarizes the significant results of these holes:

Hole Number	Azimuth	Dip	From (ft)	To (ft)	Width (ft)	Grade (opt Au)
PC-07-16	090[o]	-60[o]	420	540	120	0.064
Incl			505	510	5	0.293

PC-07-19	070[o]	-55[o]	365	505	140	0.075
Incl			405	435	30	0.277

PC-07-20	070[o]	-55[o]	415	570	155	0.039
Incl			430	510	80	0.064

PC-07-21	090[o]	-60[o]	95	150	55	0.042
Incl			125	145	20	0.089

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

Exploration Programs

Over the past three fiscal years the Company has spent approximately $4.3 million on exploration of the property (approximately $1.0 million in Fiscal 2008).  During 2005-2006, the Company completed the first phase of the exploration program recommended in the Russell Report. The Russell Report recommended an exploration consisting of drilling between 5 and 10 holes, totalling approximately 10,000 feet. The Company completed a diamond drilling program consisting of 7 holes, totalling approximately 12,400 feet.  In addition, the Company completed geological mapping, geophysical surveying, geochemical sampling and continued compiling historical data available on the project for future use in computer modeling.  This work identified numerous targets for continued exploration, specifically the Red Rock, South Resource and Pony Creek West target areas.

The Company’s 2007 exploration program was completed in October 2007 and consisted of a 12,830 foot drill program, in which the Company drilled 13 holes.  Preliminarily, the drilling indicated the presence of gold mineralization in the targeted areas. The drilling program enabled the Company’s geologists to identify favourable looking lithological units, alteration and structural zones at favourable depths.  Management believes the drilling program showed continuation of the mineralization found by previous companies which explored the property, as well as a new area to be investigated. The West Pony Creek area was the site of 7 drill holes totaling 6,350 feet (1,935.4 meters) that targeted northwest trending structures.  The holes were successful in intersecting anomalous gold values within the structures in what is believed to be Mississippian Chainman Formation.  All holes returned anomalous gold values, but no significant intercepts were reported. Five holes where drilled in the “Resource Area” for a total footage of 4,480 feet (1,365.4 meters).  The program tested mapped northerly trending structures and the intersection of these structures with the intrusive-sediment contact that is known to host gold mineralization.  The following table summarizes the significant results of these holes:

Hole Number	Azimuth	Dip	From (ft)	To (ft)	Width (ft)	Grade (opt Au)
PC-07-16	090[o]	-60[o]	420	540	120	0.064
Incl			505	510	5	0.293

PC-07-19	070[o]	-55[o]	365	505	140	0.075
Incl			405	435	30	0.277

PC-07-20	070[o]	-55[o]	415	570	155	0.039
Incl			430	510	80	0.064

PC-07-21	090[o]	-60[o]	95	150	55	0.042
Incl			125	145	20	0.089

The Company contracted for the services of Wright Geophysics based in Elko, Nevada to provide geophysical services and interpretation services.  Carlin Trend Mining Services (“Carlin Trend”) out of Nevada provided GPS grid and mapping, along with drilling work crews. Mr. David Knight, M.Sc, P.G. and a director of Carlin Trend, supervised the drilling program in previous years.

On July 12, 2006 the Company entered into a Field Management Agreement with Carlin Trend pursuant to which Carlin Trend agreed to provide the following services:  (i) general field management services; (ii) supplying and overseeing all geological support staff activities; (iii) coordinating all geophysical, geochemical service activities; (iv) monitoring ongoing drilling programs; (v) supervising core-cutting, logging and sample preparation; and (vi) supervising property geo-mapping activities.

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

Figure 2.  Access to  Dixie lake

Figure 3.  Dixie Lake Claims Map

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

The Dixie Lake Property lies within a regional east-west trending belt of metavolvanic and metasedimentary rocks which are bounded by intrusive batholiths. The property is dominated by a central package of higher magnetic response, which is comprised of mafic volcanic flows and tuffs with intercalated iron formation, argillite, and local felsic volcanics. Magnetic patterns reflect the underlying formations:  analysis of the central area indicates the presence of iron and pyrrhotitic argillite, while analysis of other areas show a lower magnetic response. There is no known commercially mineable mineral deposit on the Dixie Lake Property.

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

Recent Work by the Company

The Company completed two drilling campaigns between the summer of 2007 and the winter 2008 on the Dixie Lake property.  The summer 2007 program consisted of 18 diamond drill holes totalling 4,561.5 meters on selected targets including the 88-4 Zone, 88-4 West, Main Zone and MMI East Zone based on recommendations from previous work programs.  The results of that work indicate continuity of previously identified mineralization in the Main Zone, 88-4 and 88-4 West Zone at depth or along strike.  Grades remained at historical levels.  Drilling also made a significant discovery of a new zone of quartz veining with high grade mineralization and abundant visible gold, subsequently named the New South Zone (“NS Zone”).  Based on these results, the Company carried out a brief two hole (575 meter) drill program in early January 2008 to follow up on the first pass results.

Previously unrecognized lode gold style mineralization was encountered in the New South (NS) Zone.  Overall, six diamond drill holes were drilled into the NS zone subsequent to the discovery, with four drill holes intersecting significant gold mineralization (DC-10-07, DC-15-07, DC-18-07, and DL-08-01R (see chart below).  The Company is currently evaluating additional drilling to fully constrain the geometry of the lode gold bearing quartz veins.

Hole Number	Azimuth	Dip	From (m)	To (m)	Length (m)	Grade (g/t Au)
DC-10-07	090[o]	-60[o]	181.83	182.30	0.47	163.75
			200.62	203,48	2.86	22.90
Incl			202.12	203.12	1.00	61.97

DC -15-07	070[o]	-55[o]	176.60	182.95	6.35	4.28
Incl			176.60	178.30	1.70	11.30

DC-18-07	070[o]	-55[o]	156.83	158.17	1.34	7.04

DC-08-1R	090[o]	-60[o]	127.60	129.80	2.20	18.26

Drilling of the 88-04 Zone (1.57 g/t Au over 13.13 meters and 2.43 g/t Au over 4.0 meters) indicated the one continues to be open to depth and along strike to the east.  Additional results from holes DC-01-07 (9.25 g/t Au and 6.02 g/t over 1 meter widths) and DC-04-07 (3.55 g/t Au over 3.0 meters) are encouraging as they continue to demonstrate the mineralizing potential of the Dixie Lake property.

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

Sanshaw-Bonanza Property, Red Lake, Ontario, Canada

The Company has acquired an option to acquire a 60% interest in ten unpatented and two patented mining claims, located near Red Lake, Ontario.  The Company acquired its option pursuant to an Option Agreement with EMCO Corporation SA (“EMCO”) dated October 30, 2006, amended June 18, 2007.  In order to earn its interest the Company is required to (i) incur exploration expenditures of at least $500,000 by August 31, 2008, (ii) issue EMCO a total of 215,000 of its Shares, and (iii) issue EMCO warrants to acquire 200,000 Shares, at an exercise price of $1.40 per Share, expiring February 7, 2010.  At such time as the Company earns the 60% interest in the property, the Company and EMCO will be deemed to have formed a joint venture, on terms to be negotiated that will include:

(a) The initial participating interests in the joint venture will be 60% for the Company and 40% for EMCO, subject to adjustment if a party’s contribution to the joint venture is less than its participating interest; and

(b) if either party’s participating interest falls below 10%, then that party’s interest will be converted into a 3% Net Smelter Royalty.

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

History

Exploration was conducted in the mid-late 1930s and to 1948.  Drilling on the property intersected visible gold in a quartz veined, strongly silicic granodiorite/granite contact zone separating the Howey Stock from intermediate volcanic rocks of the Ball assemblage. A shaft was sunk and underground development was carried out on 2 levels with minor bulk sampling providing the above-mentioned resource.

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

Regional Geology

The Sanshaw-Bonanza property is located within the Uchi Subprovince of the Archean Province, northwestern Ontario. The region is typically sub-divided into four major subprovinces, specifically the Uchi which contains the Red Lake and Confederation Lake greenstone belts, the South adjacent, predominantly metasedimentary and igneous intrusive English River Subprovince, and the North adjacent Berens River Subprovince. The Sanshaw-Bonanza property lies within the Red Lake greenstone belt that hosts the world-class gold deposits now held by Goldcorp Inc.

Mining Operations

Exploration and Development

Previous to fiscal 2008, the Company has not carried out any exploration or development on the Sanshaw-Bonanza Property. The Company believes that in the past exploration has been conducted by other companies, although the scope of such work is not known. Although management believes that previous exploration on the property by other companies encountered some mineralization, the Company does not believe it can rely upon the previous results since it is unfamiliar with the methodology used and other details of the exploration.

The Company has reviewed the historical exploration data and has completed a preliminary geological model to help understand gold mineralization and identify controls on mineralization.

In fiscal 2008, the Company completed a five (5) hole diamond drill program totalling 1,087 meters.  The drill program targeted geophysical and structural targets beneath the waters of Red Lake and thus drilling was carried out during the winter months in early 2008 when sufficient ice thickness was present.

Three holes targeted what is believed to be the southwest extension of a structural corridor from the Goldcorp/Premier Gold Bonanza property immediately adjacent to the Company’s property.  The drilling contractor had difficulties reaching bedrock and coring and after several attempts the holes were abandoned.  The drill was pulled back to a land based setup and two holes were successfully drilled on the margin of the historic Orlac Deposit.  Gold bearing mineralization was encountered in holes BS-08-03 and BS-08-04 in proximity to a granite-volcanoclastic contact zone.  The following tables summarizes these results:

Hole Number	From (m)	To (m)	Length (m)	Grade (g/tonne Au)
PC-08-03	295.7	298.7	3.0	2.41
Incl	296.7	297.7	1.0	3.50

PC-08-04	298.4	302.9	4.5	2.03

Bissett Gold Camp, Manitoba

The Company acquired its interest in the Bissett Gold Camp on April 1, 2005. The property consists of eleven claims, totalling 79 hectares. The 5 claims are located in the central area of the Bissett Gold Camp situated near the Manitoba/Ontario provincial border and approximately 240 kilometres northeast of Winnipeg. While the Company hopes to find gold on this property, there is no known commercially mineable mineral deposit on this property, and there can be no assurance that a commercially mineable mineral deposit exists on this property.

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

Figure 4. General Location of Bissett, Manitoba

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

Geological Setting

The Rice Lake Belt covers the western extent of the Uchi geologic terrain. In fact, the Rice Lake greenstone belt, in Manitoba, together with the Red Lake, Bee Lake, and Pickle Lake greenstone belts, in Ontario, form the Uchi subprovince.  The Uchi terrain consists mainly of volcanic rocks that formed in an ancient ocean as well as intrusive and sedimentary rocks. These rocks are home to the important Balmer formation, which is the host to the world class gold deposits discovered at Red Lake 80 km to the east and further east at the Pickle Lake Gold Camp.

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

Figure 5.     Gem Property Claims Map

GVG Property, Manitoba

The Company has a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187

In the fall of 2005, the Company undertook to stake unpatented mining claims in the Long Lake–Cat Lake area of south-eastern Manitoba, near the town of Bissett where San Gold Company is currently producing gold. The property is approximately 3,975 hectares in area, and is believed to cover similar geology that hosts the Red Lake Mine, Campbell Mine, and Madsen Mine, in Red Lake, Ontario, located less then 100 kilometers to the east of the GVG Property

Location and Access

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

Geological Setting

The Rice Lake Belt covers the western extent of the Uchi geologic terrain. In fact, the Rice Lake greenstone belt, in Manitoba, together with the Red Lake, Bee Lake, and Pickle Lake greenstone belts, in Ontario, form the Uchi subprovince. The Uchi terrain consists mainly of volcanic rocks that formed in an ancient ocean as well as intrusive and sedimentary rocks. These rocks are home to the important Balmer formation, which is the host to the world class gold deposits discovered at Red Lake 80 km to the east and further east at the Pickle Lake Gold Camp.

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

History of Exploration

Management believes the Angelina property was first staked in 1925. Several shear zones and high-grade visible gold were discovered on the property in 1927 and there has been sporadic exploration over the years. During 2003 and 2004 Gossan Resources Ltd. ("Gossan") conducted a program of surface mapping and diamond drilling, which included 10 shallow diamond drill holes. Recent mapping and compilation data produced by P. Fulton - Regula for Gossan in 2003 indicated gold results from chip samples over multiple shear zones. Individual grab samples of vein quartz indicated gold mineralization. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs.

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

2007 Exploration Program

In the summer of 2007 the Company’s initial exploration consisted of obtaining eight surface samples over an area of approximately 450 meters by 150 meters. Two of the samples showed visible gold and a third sample assayed indicated the presence of some gold mineralization. Based on results of the summer sampling program the Company initiated a limited 7 diamond drill hole program (1,193 m) was completed on three targeted zones; the Discovery Shear, the Contact Zone and the Beaver Pond Vein.

Four drill holes tested a 350 meter extension of the Discovery Shear zone to the west where surface sampling had encounter grab samples of 15.2 g/t, 16.5 g/t and 10.8 g/t. Visually the shear zone appeared to improve with depth, only two holes returned significant gold values. Best results were from holes AN-07-01 which intersected 2.08 g/t over 0.50 meters at a depth of 77.5 meters, and hole AN-07-04 which intersected 2.13 g/t over 1.50 meters at a drill hole depth of 85.25 meters.

Two diamond drill holes tested a +50 meter thick zone of moderately veined, sericite-ankerite alteration zone north of the Discovery Zone. The best result was in hole AN-07-06 which intersected 1.40 g/t over 1.50 meters at a drill hole depth of 50 meters.

The final hole of the program was designed to test a quartz-ankerite vein at depth previous drilled by Gossan Resources. No significant assays were returned.

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

Geological Setting

The Rice Lake Belt covers the western extent of the Uchi geologic terrain. In fact, the Rice Lake greenstone belt, in Manitoba, together with the Red Lake, Bee Lake, and Pickle Lake greenstone belts, in Ontario, form the Uchi subprovince. The Uchi terrain consists mainly of volcanic rocks that formed in an ancient ocean as well as intrusive and sedimentary rocks. These rocks are home to the important Balmer formation, which is the host to the world class gold deposits discovered at Red Lake 80 km to the east and further east at the Pickle Lake Gold Camp. Rocks in the Rice Lake Gold Belt are similar in age to those at Red Lake. Gold mineralization is present in both older rocks in the northern part of the Belt and younger rocks in the southern part of the belt. The San Antonio mine, which has contributed over 80% of the gold production from the belt to date, is hosted in the younger southern package of rocks. Limited production has been obtained from deposits in the northern part of the Belt.

Recent Work

In the fall of 2005, the Company contracted Firefly Aviation to conduct a fixed wing airborne magnetic survey covering the Banksian Property. Results have been received and are being integrated with the Company’s model and regional data with the intent to have follow up ground work, including prospecting and mapping, in the future.

The Company carried out limited geological mapping, prospecting and sampling in the summer of 2007. Exploration work on this property was abandoned during fiscal 2008 and the Company has no plans to continue any further work thereon.

Rocky Ridge Property, Manitoba

Pursuant to an agreement dated November 23, 2006 with Harvest Gold Corporation ("Harvest Gold") the Company acquired an option to earn up to a 70% interest in the Rocky Ridge Property, in the Lac du Bonnet Mining District in Manitoba. The Rocky Ridge Property consists of 7 claims, covering 2,767 acres. Following initial drill results, the Company has determined not to proceed with this project and has let the option agreement with Harvest Gold Lapse.

ITEM 4A: Unresolved Staff Comments

None

ITEM 5: Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended May 31, 2008, 2007 and 2006 and the three month periods ended August 31, 2008 and August 31, 2007, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar.

The Company’s financial statements were prepared in accordance with accounting principals generally accepted in Canada ("Canadian GAAP"). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar. A summary of the differences in Canadian GAAP and those generally accepted in the United States ("US GAAP") which affects the Company is contained in contained Note 17 to the audited financial statements for 2007 and Note 12 to the financial statements for the first quarter ended August 31, 2008.

In addition to historical information, the following discussion contains certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included herein that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this discussion, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors, including those discussed in "Risk Factors" and elsewhere in this Annual Report. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made. .

Overview

Grandview is a mineral exploration company focused on the acquisition and exploration of gold and other precious metal properties in the United States and Canada. At the present time none of the Company’s properties contain a known commercially mineable mineral deposit.

Through December 2008 the Company has interests in nine mining properties: (i) a 80% interest in the Pony Creek Property and Elliott Dome Property, both located in Elko, County, Nevada, (ii) a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (iii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the "Loisan Property"), (iv) an option to acquire a 60% interest in ten unpatented and two patented mining claims, located in the Red Lake Mining District, Ontario, Canada (the "Sanshaw-Bonanza Property"), (v) a 100% interest in five mining claims located in Manitoba, Canada (the "Bissett Gold Camp Claims"), (vi) an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba (the "Gem Property"), (vii) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the "GVG Property"), (viii) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the "Angelina Property"), and (ix) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the "Banksian Property"). During the year to date, the Company determined to let lapse its option to acquire a 70% interest in the Rocky Ridge property in the Lac du Bonnet Mining District in Manitoba. The Pony Creek Property and Elliott Dome Property are collectively referred to as the "Pony Creek/Elliott Dome Property." The Company is concentrating most of its resources on exploration of the Pony/Creek Elliott Dome Property and the Dixie Lake Property.

There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Pony Creek / Elliot Dome Properties in the State of Nevada

Grandview has a 60% undivided interest in the Pony Creek and Elliot Dome properties, both in Elko County, Nevada. Exploration costs, including property acquisition and holding costs of $1,292,883 were incurred during 2008.

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

Exploration costs incurred, including property acquisition and holding costs, during the year ended May 31, 2007 ("2007") were $2,504,875 and during the year ended May 31, 2006 (‘2006") were $1,469,708. Cumulative exploration costs, including property acquisition and holding costs incurred from the inception of the exploration stage to August 31, 2008 are $5,846,638.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the "Loisan Property"). Grandview has an option to acquire a 51% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the "Dixie Lake Property"). Grandview may earn this interest by incurring exploration expenditures of $300,000, which it has, make payments totaling $75,000 to the underlying property vendor and by issuing 160,000 shares of the Company at $1.25 per share (for a total value of $200,000) to a third party as a finder’s fee.

Grandview has an option to acquire a 60% interest in ten (10) unpatented and two (2) patented mining claims, located on Red Lake, Ontario (the "Sanshaw-Bonanza Property"). Grandview may earn this interest, under an amended agreement with EMCO Corporation SA ("EMCO"), by incurring $500,000 in resource exploration and development expenditures and by issuing 100,000 common shares of the Company in addition to the 55,000 shares already issued to EMCO (155,000 common shares were issued and valued at $57,000 up to August 31, 2007) and also by issuing 200,000 warrants at an exercise price of $1.40 per share (which expire 36 months from the date of issuance).

Exploration costs, including property acquisition and holding costs, of $1,744,811 were incurred during 2008 on the Red Lake Properties (2007: $456,357, 2006: $1,069,241). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2008 are $3,375,031.

Rice Lake Properties – Bissett, Gem, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in five (5) mining claims, located in Manitoba, Canada (the "Bissett Gold Camp Claims"). Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of Seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba (the "Gem Property"). Grandview may earn this interest by completing $250,000 in exploration work by December 31, 2008. Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake–Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the "GVG Property"). Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the "Angelina Property"). Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the "Banksian Property").

Exploration costs, including property acquisition and holding costs, of $659,042 were incurred during 2008 on the Manitoba Properties (2007: $209,216, 2006: $217,581). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2008 are $1,391,982.

Rocky Ridge Property in Manitoba, Canada

Grandview has an option to acquire a 70% interest in 7 mining claims, located in the Lac du Bonnet mining district of Manitoba (the "Rocky Ridge Property"). Grandview may earn this interest by incurring $600,000 in resource exploration and development expenditures, making $85,000 in payments and issuing 225,000 shares of the Company, over a 2-year period.

Exploration costs, including property acquisition and holding costs of $548,404 were reversed during 2008. These costs were incurred during 2007 on the Rocky Ridge Property (2007: $548,404, 2006: $Nil). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2008 are $Nil, due to the reversal of these accumulated costs during 2008.

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

On December 21, 2007, the Company completed a private placement offering of 1,312,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $0.70, at the subscription price of $0.55 per unit and 605,000 flow through common shares at $0.65 per flow through common share for total gross proceeds of $1,114,850. The proceeds from the offering are being used by the Company to fund its exploration programs on its Canadian and US properties and for general working capital. The private placement was brokered by Bolder Investment Partners, Inc.

On December 28, 2007, the Company completed a non-brokered private placement resulting in the issuance by the Company of a total of 538,000 flow through common shares at a price of $0.65 per flow through common share for gross proceeds of $349,700. The proceeds from the offering are being used by the Company to fund its exploration program on its Canadian properties.

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

Year ended May 31, 2008 compared with year ended May 31, 2007

	Year Ended	Year Ended
	May 31, 2008	May. 31, 2007
Revenue	$ 0	$ 0
Expenses	2,797,600	2,824,324
Net loss	(3,005,834)	(2,239,170)
Net loss per share	(0.09)	(0.11)
Cash flows used in operating activities	(1,560,453)	(1,668,606)
Cash and cash equivalents, end of period	84,856	1,299,277
Assets	11,673,136	9,217,009

Grandview incurred a net loss of $3,005,834 for 2008, compared with a loss of $2,239,170 for 2007 and a loss of $1,003,216 for 2006, due predominantly to $528,376 in mineral property write-off incurred during 2008 (2007: $Nil, 2006: $Nil) and an income tax recovery of $260,255 for 2008, compared with income tax recoveries of $563,472 and $731,430 for 2007 and 2006 respectively. In addition, while stock option compensation for 2008 has decreased by $36,562 compared with 2007, it has increased by $748,425 compared with 2006. Management considers the loss incurred during 2008 to be in reasonable proportion to the magnitude of its significantly increased expenditures on exploration activities at several North American properties.

Total expenses for 2008 were $2,797,600, compared with $2,824,324 for 2007 (2006: $1,564,646). Total expenses for 2008 are similar to 2007 and the increase compared with 2006 is predominantly due to increased stock option compensation (refer previous paragraph) and an increase in investor relations, business development and reporting issuer maintenance costs of $330,546.

Flow-through interest expense of $44,688 for 2008 is the result of interest charges calculated on the monthly amount of unspent flow-through funds. Total flow-through funds of approximately $1.6 million relating to 2008 under the "look-back rule" were completely expended by December 31, 2007. The $141,366 in flow-through interest expense for 2007 is the result of regulatory interest and penalties that arose from the Company’s failure to expend the approximately $2.0 million in flow-through expenditure obligation by December 31, 2006 (actual expenditure approximately $1.3 million), as required pursuant to flow-through subscription agreements entered into by the Company with certain investors in the fall of 2006. The funds were expended largely in connection with the exploration of the Company’s properties but these expenses did not all qualify as Canadian exploration expenses.

Cash flows used in operating activities for 2008 of $1,560,453 decreased by $108,153 compared with 2007 and increased by $567,717 compared with 2006. The decrease compared for 2008 compared with 2007 is due to the beneficial impact of non-cash working capital changes. The increase compared with 2006 is due predominantly related to increased investor relations, business development and reporting issuer maintenance costs of $330,546, as well as an increase in professional fees of $92,735.

The Company has provided a valuation allowance equal to its future tax assets, as it presently more likely than not that they will be realized. The income tax recovery of $260,255 compares with an income tax recovery of $563,472 for 2007 and an income tax recovery of $731,430 for 2006. The future tax assets resulted from non-capital losses carried forward and this benefit has been used to reduce the future income tax liability, which arose from the difference between the carrying amount of the resource properties and their tax bases, in turn as a result of the renunciation of flow-through expenditures in favour of investors in the Company’s flow-through share financings.

Grandview’s asset base has improved considerably since the corresponding period last year as a result of capital raised by the Company through private placements.

Year ended May 31, 2007 compared with year ended May 31, 2006

Results of Operations

	Year Ended	Year Ended
	May. 31, 2007	May. 31, 2006
Revenue	$ 0	$ 0
Expenses	2,824,324	1,564,646
Net loss	(2,239,170)	(1,003,216)
Net loss per share	(0.11)	(0.07)
Cash flows used in operating activities	(1,668,606)	(992,736)
Cash and cash equivalents, end of period	1,299,277	3,802,800
Assets	9,217,009	7,651,243

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

The $141,366 in flow-through interest expense is the result of regulatory interest and penalties that arose from the Company’s failure to expend the approximately $2.0 million in flow-through expenditure obligation by December 31, 2006 (actual expenditure approximately $1.3 million), as required pursuant to flow-through subscription agreements entered into by the Company with certain investors in the fall of 2005. The funds were expended largely in connection with the exploration of the Company’s properties but these expenses did not all qualify as Canadian exploration expenses.

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

Three months ended August 31, 2008 compared with three months ended August 31, 2007 (unaudited)

Grandview incurred a net loss of $138,389 for the first quarter 2009, compared with $389,785 for the first quarter 2008. The lower net loss for the first quarter 2009 compared to the corresponding period last year is due to efforts to curtail organizational activity during the current economic climate.

Cash flows used in operating activities for the first quarter 2009 of $40,843 compares with $259,747 for the first quarter 2008. The reduction in cash flows used in operating activities is due to a significant reduction in exploration and development activities.

Grandview’s asset base has improved considerably since the corresponding period last year as a result of capital raised by the Company through private placements.

Summary of Quarterly Results

The following tables set out financial performance highlights for the past eight quarters.

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
	2008	2008	2008	2007
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	138,952	425,903	264,491	1,731,395
Net loss	(138,389)	(870,408)	(34,115)	(1,711,526)
Net loss per share	(0.00)	(0.03)	(0.00)	(0.05)
Cash flows from (used in) operating activities	(40,843)	(244,135)	(99,957)	(956,614)
Cash and cash equivalents, end of period	735,523	1,096,266	1,927,043	1,146,482
Assets	11,645,288	11,673,136	12,383,498	11,312,038

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
	2007	2007	2007	2006
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	375,811	370,329	666,918	858,082
Net income (loss)	(389,785)	193,241	(666,918)	(851,293)
Net income (loss) per share	(0.01)	0.01	(0.03)	(0.04)
Cash flows used in operating activities	(259,747)	(269,368)	(430,290)	(335,602)
Cash and cash equivalents, end of period	2,965,747	1,299,277	1,083,491	550,393
Assets	12,064,680	9,217,009	8,357,714	7,138,846

Off-Balance-Sheet Arrangements

There are no off-balance sheet arrangements. .

B.     Liquidity and Capital Resources

From this date, for the twelve months ending May 31, 2009 the Company’s current plan indicates it will have expenditures of approximately $850,000 on exploration and general and administrative expenses. Exploration activities on its various properties in United States and Canada, for the twelve months ending May 31, 2009 is estimated to be approximately $550,000. At December 15, 2008, the Company had approximately $900,000 cash on hand. The Company plans to pay for these expenses from its working capital and planned sale of its securities. However, there can be no assurances the Company will be able to raise the necessary funds.

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

F.     Tabular Disclosure of Contractual Obligations

Payments Due by Period
Payments Required
to Maintain		Less than			More than
Property Interests	Total	One Year	1-3 Years	3-5 Years	Five Years
Advance Royalty Payments Due to Pescio(1)	$1,000,000 US next 5 years	$200,000 US (1)	$600,000 US	$150,000 US	$150,000 US per year
Required Exploration Expenditures on Gem Property	$250,000 CAD	$250,000 CAD	$0	$0	$0
Total	$1,000,000 US	$200,000 US	$600,000 US	$150,000 US	$150,000 US per year
	$250,000 CAD	$250,000 CAD

Note:

1. The Company is required to make advance royalty payments to Pescio in connection with the acquisition by Mill City of the Pony Creek/Elliott Dome Property.

Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the above payment obligations.

ITEM 6:     Directors, Senior Management, and Employees

A. Directors and Senior Management

Date of First
Election or
Name	Title	Date of Birth	Appointment
Paul Sarjeant	President and CEO	May 29, 1960	November 1, 2006
Chairman of the Board of
Michael Hitch	Directors	November 16, 1962	November 8, 2005
Richard Brown	Director	March 25, 1958	March 26, 2004
Dr. Peter Born	Director	April 28, 1953	June 7, 2007
Ernest Cleave	Chief Financial Officer	October 2, 1969	January 6, 2006
Ian Grant	Director	June 23, 1958	March 26, 2004
R. Ian Mitchell	Corporate Secretary	October 25, 1977	November 7, 2005
Harold Wolkin	Director	February 29, 1952	April 15, 2008
Ken Hight	Director	October 9, 1949	May 12, 2008

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

Dr. Peter Born, Director

Dr. Born is a senior geologist with over 30 years of experience exploring and evaluating mining properties for senior and junior Canadian and United States resource companies. He was the Senior Geologist and then Resource Geologist for Western Mining. Dr. Born has been awarded three times Canada’s National Science and Engineering Research Council Post-Graduate Scholarship. He is currently working from his Ottawa-based consulting firm for Canadian and United States resource companies.

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

Harold Wolkin, Director

Mr. Wolkin is a Chartered Financial Analyst and a former president of the CFA Society of Toronto. He entered the Investment Industry in 1976 as a Financial Analyst and Economist. In 1983, he joined BMO Nesbit Burns as a Senior Research Analyst responsible for Management and Diversified Companies. In 1992, he moved to BMO Nesbit Burns’s Investment and Corporate Banking Group. Over the following 15 years he represented his firm as a lead underwriter for a number of Canada’s largest equity offerings. He received a Bachelor of Arts (Economics) degree from York University and a Master of Arts (Economics and Finance) degree from The University of Toronto.

Ken Hight, Director

Mr. Hight is known in the capital markets in North America and abroad for his 35 years experience, most recently as the CEO of Liquidnet Canada, a USA-based institutional marketplace. From 2005 through early 2008, Mr. Hight served as Executive Vice President Capital Markets of E*Trade, New York, responsible for global equity trading and market making. He was responsible for the management of the Company's Institutional equity business, including market making, global institutional brokerage, electronic trading products (DMA), wholesale execution and the securities lending operations. Prior to E*Trade Ken served as (founding) CEO and President of ITG Canada Inc, responsible for the implementation of competitive products and services, and charged with establishing the subsidiary in the Canadian market. Concurrently he was a member of the Executive Committee of Investment Technology Group, Inc. New York. Before joining ITG, Mr. Hight spent seven years with TD Securities where he served as Deputy Chair, responsible for Global Institutional Equities and as a member of the Executive Committee. In addition, he held several senior management positions with TD Bank in Australia, Canada and the United States.

B. Compensation

The compensation for the Company’s executive officers for the fiscal years ended May 31, 2008 and May 31, 2007 is as set out below:

	Annual Compensation				Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	All Other Compensation ($)
Michael Hitch	2008	66,000	Nil	Nil	225,000	Nil	Nil
Chairman & Former Interim
CEO(1)	2007	71,750	Nil	Nil	Nil	Nil	Nil

Raymond Pecoskie	2008	Nil	Nil	Nil	Nil	Nil	Nil
Former President and CEO(2)
	2007	5,000	Nil	Nil	Nil	Nil	Nil

Paul Sarjeant	2008	150,000	30,000	24,000	600,000	Nil	Nil
President, CEO and
Director(3)	2007	91,000	Nil	14,000	500,000	Nil	Nil

Ernest Cleave	2008	56,000	Nil	Nil	250,000	Nil	Nil
Chief Financial Officer(4)
	2007	21,000	Nil	Nil	Nil	Nil	Nil

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

Stock Option Plan

On March 26, 2004 the Company’s shareholders approved the establishment of a Stock Option Plan (the "Plan") for the purpose of providing incentives to directors, officers, employees and consultants of the Company. At the Company’s Annual and Special Meeting of Shareholders held on November 30, 2006 the Company’s shareholders approved certain changes to the Company’s Stock Option Plan. As amended on November 30, 2006, the maximum number of Shares reserved for issue under the Plan cannot exceed 20% of the issued and outstanding Shares from time to time. The total number of Shares, which may be reserved for issuance in any 12-month period is subject to the following limitations:

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

The Plan is currently administered by the Board of Directors (the "administrator"). Options may be granted to purchase Shares on such terms that the administrator of the Plan may determine within the limitations of the Plan and subject to the rules of applicable regulatory authorities. In determining the number of optioned Shares that may be granted to each optionee, consideration will be given to the optionee’s present and potential contribution to the success of the Company and to any applicable regulatory requirements.

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

The exercise price for options granted under the Plan may not be less than the "fair market value" of the Shares at the time of grant as determined by the administrator of the Plan but the TSX (or any other applicable stock exchange) for the ten trading days prior to the date of grant. Options are non-assignable and are exercisable for a period of up to five years from the date the option is granted (or up to ten years from the date of grant if permitted by applicable stock exchanges), subject to earlier termination after certain events such as the optionee’s cessation of service to the Company or death.

Incentive Stock Options Granted

The following table discloses individual grants of options to purchase or acquire Shares to the Company’s executive officers during the financial year ended May 31, 2008.

		% of Total		Market Value
		Options		of Securities
	Securities	Granted		Underlying
	Under	during the		Options on
	Options	financial year	Exercise or	the Date of
	Granted	ended May	Base Price	Grant	Expiration
Name	(#)	31, 2008	($/Security)	($/Security)	Date
Paul Sarjeant	600,000	22.2%	$0.68	$0.67 (1)	27-Sep-12
Ernest Cleave	250,000	9.26%	$0.68	$0.67 (1)	27-Sep-12

Notes:

(1) Closing price on the Toronto Stock Exchange on September 27, 2007.

C. Board Practices

Each director is currently serving a one (1) year term, renewable at the annual shareholder meeting.

None of the Company’s directors have any service contracts for serving as directors.

The Company has an Audit Committee, which recommends to the full Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the Company’s well-being and management's recommendations regarding share issues of the Company. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. At all times, at least one (1) audit committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The Board of Directors has adopted a charter for the audit committee which sets out the responsibilities of the committee and provides guidance to committee members as to their duties which charter is set forth as an Exhibit 5B. See Item 19. Exhibits. The Audit Committee of the Company currently consists of three (3) members: D. Richard Brown, Harold Wolkin and Peter Born.

In addition, the Company has a compensation committee. The Compensation Committee reviews compensation practices and management succession and approves the remuneration of the Company's senior executives, including the Chief Executive Officer. The Compensation Committee reviews matters such as compensation philosophy and remuneration policy, Board retainer fees, performance objectives, evaluation of the performance of the Chief Executive Officer, proposed stock option or share purchase plans, bonuses. The Compensation Committee also monitors the integrity of management through periodic meetings with the Chief Executive Officer. The members of the Compensation Committee are Messrs. D. Richard Brown, Harold Wolkin, and Michael Hitch.

D. Employees

As of the date hereof, the Company no full time employees. The Company has consulting contracts with 7 individuals for various technical and executive services. These consultants are as follows: i) Doublewood Consulting (Paul Sarjeant) for senior executive duties relating to overall guidance and management of the company, ii) Michael Hitch for ongoing business and strategic management consulting services, iii) Ernest Cleave who acts as Chief Financial Officer for the Company, (iv) Alkor Geological Consulting (Alex Korbouhk, MSc, P.Geo) who acts as Exploration Manager for the Company in Canada and is responsible for overall management and direction of our Canadian exploration activities, v) Martin Tuchscherer Ph.D., who acts as Chief Geologist and has technical responsibilities relating to operations at various project sites, vi) Peter MacDonald BSc. a project geologist responsible for the day-to-day operation of specific exploration projects in Canada, and vii) Shoshana Goldstein M.Sc. a geologist involved in various aspects of exploration projects in Canada.

E. Share Ownership

The following table outlines shows the common shareholdings of the Directors and Senior Management, as at August 31, 2008.

Table No. 3: Shareholdings of Directors and Senior Management (at August 31, 2008)

Amount and
Nature of
Name of Beneficial	Beneficial	Percent of
Owner	Ownership(1)	Class
Paul Sarjeant	Nil	Nil
Richard Brown	5,000(2)	0.02%
Ian Grant	126,000	0.66%
Peter Born	Nil	Nil
Ernest Cleave	Nil	Nil
R. Ian Mitchell	Nil	Nil
Harold Wolkin	40,000	0.11%
Ken Hight	Nil	Nil

Notes:

1. These amounts do not reflect (i) the 500,000 Shares, 150,000 Shares, and 150,000 Shares which can be acquired pursuant to the exercise of stock options by Messrs. Sarjeant, Brown, and Cleave, respectively.
2. This amount does not include 350,000 Shares owned by Mr. Brown’s wife and Mr. Brown disclaims beneficial ownership of the Shares owned by his wife.

The following table sets forth the Company’s outstanding stock options as at September 30, 2008.

Table No. 4: Stock Options Outstanding (at August 31, 2008)

		Exercise
	Number of	Price
Name	Shares	$	Expiration Date
Richard Brown	150,000	1.00	01-Oct-09
Ian Grant	75,000	1.00	01-Oct-09
Global Tech	375,000	1.00	01-Oct-09
Joel Strickland	75,000	1.10	20-Dec-09
Michael Hitch	150,000	1.25	06-Jan-11
Richard Brown	200,000	1.80	03-Apr-11
Joel Strickland	100,000	1.80	03-Apr-11
Ian Grant	150,000	1.80	03-Apr-11
Michael Hitch	100,000	1.80	03-Apr-11
Paul Sarjeant	500,000	1.00	31-Oct-11
Peter Born	150,000	0.68	27-Sep-12
Ian Grant	150,000	0.68	27-Sep-12
Rick Brown	200,000	0.68	27-Sep-12
Mike Hitch	225,000	0.68	27-Sep-12
Paul Sarjeant	600,000	0.68	27-Sep-12
Ernest Cleave	250,000	0.68	27-Sep-12
Alex Korbough	75,000	0.68	27-Sep-12
Martin Tuchsherer	50,000	0.68	27-Sep-12
Peter MacDonald	50,000	0.68	27-Sep-12
Laura Neubert	250,000	0.68	27-Sep-12
Oballan Capital	700,000	0.68	27-Sep-12

ITEM 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

At August 31, 2008, the Company had 36,318,765 Shares outstanding. At such date, based upon the Schedule 13Ds he has filed with the Securities and Exchange Commission, the Company believes that Gordon Cooper ("Cooper") was the only person beneficially owning more than 5% of the Company’s outstanding Shares. At such date Cooper was the beneficial owner of 2,513,533 Shares, which represented 6.92% of the Company’s outstanding Shares. According to Schedule 13Ds filed on August 3, 2005 and August 31, 2006 with the Securities and Exchange Commission, Cooper (i) owns 341,0000 Shares directly, (ii) owns an additional 217,333 Shares through his 1/3 interest in a partnership, Contact Partners (iii) is the beneficial owner of an additional 1,810,200 Shares pursuant to a voting trust agreement dated July 22, 2005, granting Cooper the sole right to vote and approve the transfer of such Shares and (iv) has an oral agreement with two individuals providing him with shared voting power over 295,000 Shares.

In 1998 Cooper became the sole beneficiary of Cocum Stiftung, a trust formed to invest in public companies (the "Trust"). In 2005 the Trust owned 2,252,997 Shares. In 2005 Cooper decided to dissolve the Trust due to maintenance costs and the Shares held by the Trust were distributed to Cooper’s relatives, friends, and business associates as follows:

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

At August 31, 2008, the Company had 100 U.S. holders of record, holding 767,053 common shares, which represented 2.28% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

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

Services Agreement

The Company entered into a consulting services agreement (the " Services Agreement") with Paul Sarjeant and his duly registered sole proprietorship whereby Mr. Sarjeant agreed to serve as the Company’s Chief Executive Officer. Under the terms of the Services Agreement, the Company agreed to pay Mr. Sarjeant CDN $12,500 per month in exchange for management, leadership and strategic business development services. The Services Agreement had a three year term ending October 27, 2009.

Consulting Services Agreement

The Company entered into a consulting services agreement (the "Consulting Services Agreement") with Michael Hitch whereby Mr. Hitch agreed to serve as the Company’s Chief Executive Officer. Under the terms of the Consulting services Agreement, the Company agreed to pay Mr. Hitch CDN $6,250 per month in exchange for management, leadership and strategic business development services. The Consulting Services Agreement had a three month term ending September 12, 2006. Although Mr. Hitch is no longer serving as Chief Executive Officer, he continues to provide consulting services to the Company and the contract has been extended to December 31, 2007, with a further option for renewal until December 31, 2008. The Consulting Agreement was renewed in December 2007 for a further one year term but the payments under the Consulting Contract were reduced to CDN $5,000 per month.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A. Consolidated Statements and Other Financial Information

Reference is made to Item 17. Financial Statements for the financial statements included in this Annual Report.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted.

B. Significant Changes

Subsequent to August 31, 2008, there have been no significant changes in the Company’s financial condition.

ITEM 9: The Offering and Listing.

A. Offer and Listing Details

The Company’s Shares are currently listed for trading on the TSX (Toronto Stock Exchange) under the trading symbol "GVX" and in the United States on the OTC Bulletin Board under the symbol "GVGDF". Prior to April, 2006, the Company’s Shares were listed and posted for trading on the CNQ.

Following is information on the trading history of the Company’s Shares:

The low and high market prices for the Shares, on a quarterly basis, since June 1, 2006, on the TSX Exchange and CNQ are as follows:

TSX Exchange and CNQ
MONTH AND YEAR	LOW	HIGH
June 1, 2006 – August 31, 2006(1)	0.78	1.25
September 1, 2006 – November 30, 2006(1)	0.64	1.12
December 1, 2006 – February 28, 2007	0.36	0.73
March 1, 2007 – May 31, 2007	0.39	0.64
June 1, 2007 – August 31, 2007	0.35	0.57
September 1, 2007 – November 28, 2007	0.28	1.40
December 1, 2007 - February 28, 2008	0.43	0.70
March 1, 2008 - May 31, 2008	0.23	0.50
June 1, 2008 - August 31, 2008	0.17	0.30
September 1, 2008 – November 30, 2008	0.04	0.23

Notes:

1. Trading on the CNQ

The Company’s Shares commenced traded on the OTC Bulletin Board on February 23, 2006. The low and high market prices for the Shares, on a quarterly basis, in U.S. dollars, on the OTC Bulletin Board, since February 23, 2006, are as follows:

OTC Bulletin Board
MONTH AND YEAR	LOW	HIGH
February 23, 2006 – February 28, 2006	1.095	1.250
March 1, 2006 – May 31, 2006	0.600	1.600
June 1, 2006 – August 31, 2006	0.600	1.050
September 1, 2006 – November 30, 2006	0.521	0.892
December 1, 2006- February 28, 2007	0.335	0.900
March 1, 2007 – May 31, 2007	0.363	1.010
June 1, 2007- August 31, 2007	0.290	0.473
September 1, 2007 – November 28, 2007	0.420	1.027
December 1, 2007 - February 28, 2008	0.431	0.72
March 1, 2008 - May 31, 2008	0.231	0.599
June 1, 2008 - August 31, 2008	0.101	0.359
September 1, 2008 – November 30, 2008	0.031	0.209

The low and high market prices for the Shares on the TSX Exchange for the period June, 2008 to November, 2008, in Canadian dollars, are as follows:

TSX EXCHANGE
DATE	LOW	HIGH
June 2008	0.24	0.30
July 2008	0.20	0.30
August 2008	0.17	0.25
September 2008	0.10	0.25
October 2008	0.10	0.23
November 2008	0.04	0.10

The low and high market prices for the Shares on the OTC Bulletin Board for the period June, 2008 to November, 2008, in U.S. dollars, are as follows:

OTC BULLETIN BOARD
DATE	LOW	HIGH
June 2008	0.233	0.360
July 2008	0.200	0.359
August 2008	0.101	0.250
September 2008	0.095	0.2224
October 2008	0.043	0.209
November 2008	0.031	0.054

The closing prices of the Shares on the TSX on December 30, 2008 and the OTC Bulletin Board were $0.05 Canadian. and $0.048 U.S., respectively.

B. Plan of Distribution

Not applicable.

C. Markets

See A. above

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Reference is made to Amendment No. 2, to Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2005.

C. Material Contracts

The following material contracts have been entered into by the Company within the past three years:

1. Option Agreement dated April 13, 2005 on the Pony Creek/Elliot Dome properties with Mill City Gold Corp. ("Option Agreement") relating to the Company’s option to earn up to a 60% interest in the Pony Creek/Elliot Dome Property. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

2. Option Agreement with Fronteer with Fronteer Development Group Inc. and the Company, effective dated as of October 18, 2005, relating to the Company’s option to acquire a 51% interest in the Dixie Lake Property, Red Lake, Ontario. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

3. Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc. ("Marum"), as amended December 15, 2006, granting the Company an option to acquire a 50% interest in the Gem Property, a property consisting of seven claims covering 1,594 hectares, located near Rice Lake, in Manitoba. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

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

8. On July 11, 2006 the Company retained Connect Capital Limited ("CCL") and Connect Corporate Communications Inc. ("CCCI" and collectively the "Connect Group") to assist with invest and public relation services on behalf of the Company. CCL and CCCI each receive a monthly retainer of $10,000 US for an 18-month term subject to termination by the Company with 30 days written notice. The Company has also issued to CCL an option to purchase 500,000 Shares at an exercise price of $1.10 per Share for the term of the agreement.

9. On July 12, 2006 the Company entered into a Field Management Agreement with Carlin Trend Mining Services ("Carlin Trend") pursuant to which the Company hired Carlin Trend, on a month-to-month basis, to oversee and conduct exploration work on the Pony Creek/Elliott Dome Property. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

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

Management of the Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canada Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of $5,000,000 or more is reviewable under the Investment Canada Act, with thresholds of $223 million and $237 million for transactions closing in 2003 and 2004, respectively, for "WTO investors" as defined under the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, Management believes the Company would likely become a "non-Canadian" which is a "WTO investor." Generally, indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) are reviewable under the Investment Canada Act, except in situations involving "WTO investors" where indirect acquisitions are generally not reviewable. In transactions involving Canadian businesses engaged in the production of uranium, providing financial services, providing transportation services or which are cultural businesses, the benefit of the higher "WTO investor" thresholds do not apply.

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

Any proposed take-over of the Company by a "non-Canadian" would likely be subject only to the simple "notification" requirements of the Investment Canada Act as in all likelihood that non-Canadian would be a "WTO investor" for purposes of the Investment Canada Act. Generally, a "WTO investor" is an individual, other than a Canadian, who is a national of a country that is a member of the World Trade Organization. In the case of a person that is not an individual, a WTO investor is a person that generally, is ultimately controlled by individuals, other than Canadians, who are nationals of a WTO member. Currently there are 134 countries that are members of the WTO, including virtually all countries of the Western world. The Company would have to have an asset base of at least before the "reviewable" transaction provisions of the Investment Canada Act became relevant for consideration by a third party non-Canadian acquirer, which is not a WTO investor.

E. Taxation

Certain Canadian Federal Income Tax Consequences – General

The following is a brief summary of the principal Canadian federal income tax consequences generally applicable to a person who holds common shares of the Company and who, at all relevant times for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act") and the Canada - United States Tax Convention, 1980, as amended (the "US Treaty"), is or is deemed to be a resident solely of the United States, holds the common shares as capital property and as beneficial owner, does not and is not deemed to use or hold the common shares in or in the course of a business carried on in Canada, and does not carry on an insurance business in Canada and elsewhere,
  (a "US Holder")

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

Generally, a common share owned by US Holder will not be taxable Canadian property of the US Holder at a particular time provided that, at that time,

  the common shares of the Company are listed on the TSX,

  neither the US Holder nor persons with whom the US Holder does not deal at arm's length alone or in any combination has owned 25% or more of the shares of any class or series of shares in the capital of the Company at any time in the previous five years, and the common share was not acquired in a transaction, a result of which it was deemed to be taxable Canadian property of the US Holder.

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

United States Taxation

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below). This summary does not address all potentially relevant U.S. federal income tax matters and it does not address consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences. (Certain, but not all, foreign tax consequences are described above under "Taxation - Certain Canadian Federal Income Tax Consequences - General.")

The following summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time including, without limitation, United States rates of taxation. This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed in this summary, and no assurance can be given that the IRS will not successfully challenge any tax positions described herein.

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the federal (income and non-income), state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

CIRCULAR 230 DISCLOSURE

ANY TAX STATEMENT MADE HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR PURPOSES OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN IS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTION TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

U.S. Holders

As used herein, a "U.S. Holder" means a Holder of our shares who is: (1) a citizen or individual resident (as defined under United States tax laws) of the United States; (2) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; (3) an estate the income of which is taxable in the United States irrespective of source; or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.

This summary does not address the United States tax consequences to, and the term "U.S. Holder" does not include, persons subject to special provisions of United States federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. tax expatriates, persons or entities that have a "functional currency" other than the U.S. dollar, persons who common our shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who hold common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

Distributions on our Shares

Subject to the discussion below regarding passive foreign investment companies ("PFICs") and controlled foreign corporations ("CFCs"), U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, as defined under U.S. federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed the Company’s current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for "long-term" net capital gains (e.g. gains realized on capital assets owned more than one year)are applicable under current law to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

With effect from January 1, 2003 through December 31, 2010, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15%. In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a PFIC for United States federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the U.S. Holder must meet the required holding period. In order to meet the required holding period, the U.S. Holder must hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Dividends paid on the common shares will generally not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

In the case of a dividend paid in a foreign currency that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Disposition of Common Shares

Subject to the PFIC and CFC discussions below, a U.S. Holder will recognize a gain or loss upon the sale of the common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the U.S. Holder’s adjusted tax basis in the common shares. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust, under current law. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership or disposition of the common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific "baskets" of income. Foreign taxes assigned to a particular basket generally cannot offset United States tax on income assigned to another basket. Unused foreign tax credits can generally be carried back one year and carried forward ten years. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders should consult their own U.S. tax advisors regarding their ability to utilize foreign tax credits in light of their individual circumstances.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s shares:

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a PFIC if 75% or more of its gross income in a taxable year is passive income, or the average percentage of its assets (by value) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively, with respect to certain distributions on, or dispositions of, shares of a PFIC, involved in such commodities; certain foreign currency gains; and other similar types of income with respect to certain distributions or, of dispositions of shares, of a PFIC. U.S. Holders are subject to an increased United States federal income tax liability and to an interest charge based on the value of the tax deferral for the period during which the shares of the PFIC are owned.

The PFIC rules are very complex. The Company offers no opinion or representations as to its status as a PFIC for the current year or any prior or future tax years. Each U.S. Holder should consult a U.S. tax advisor with respect to the PFIC rules and their applicability to his or its particular tax situation.

Shareholder Election

The adverse tax consequences associated with a PFIC may be avoided if the U.S. Holder has elected to treat the PFIC as a QEF with respect to that U.S. Holder (a "QEF Election") effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. Holder’s holding period. In general, U.S. Holders of a QEF are taxable currently on their pro rata share of the QEF’s ordinary income and net capital gain regardless of whether such income or gain is actually distributed. Certain reporting obligations to the IRS must also be met by the U.S. Holder if there is a QEF Election in place.

The procedure a U.S. Holder must comply with in making an effective QEF Election will depend on whether the year of election is the first year in the U.S. Holder's holding period in which the Company is classified as a PFIC. If the U.S. Holder makes a QEF Election in such first year (i.e., a timely QEF Election), then the U.S. Holder may make the QEF Election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company was classified as a PFIC in a prior year, then additional considerations apply. U.S. Holders should consult their own U.S. tax advisors regarding making a QEF Election.

Mark to Market Election

As an alternative to making a QEF Election, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that is a PFIC may elect to mark such stock to the market (a "Mark-to-Market Election"). If such an election is made, such U.S. Holder will not be subject to the special PFIC taxation rules described above for the taxable years for which the Mark-to-Market Election is made and subsequent taxable years if not revoked. Instead, a U.S. Holder who makes such an election will include in income for each taxable year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such tax year over such U.S. Holder's adjusted tax basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares included by such U.S. Holder for prior tax years, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. Amounts included in income or deducted under the Mark-to-Market Election, and gain or loss on a disposition of shares, are classified as ordinary income or loss. A U.S. Holder's adjusted tax basis in the common shares will be increased or decreased to reflect the amount included or deducted as a result of the Mark-to-Market Election. A Mark-to-Market Election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. Various IRS reporting requirements may also apply to a U.S. Holder who makes a Mark-to-Market Election.

The PFIC, QEF Election, and Mark-to-Market Election rules are complex. U.S. Holders should consult their own tax advisors regarding the availability of, procedure for, and consequences of, making an Election.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the Company’s stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships, corporations or estates or trusts (other than foreign estates or trusts), each of whom own 10% or more of the total combined voting power of all classes of stock ("United States Shareholders"), the Company could be treated as a CFC under Subpart F of the Code. This classification would cause many complex results, including the required inclusion by such United States Shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code). If we are both a PFIC and CFC, we will generally not be treated as a PFIC with respect to United States Shareholders of the CFC that acquired the common shares on or after January 1, 1998. With respect to United States Shareholders that acquired the common shares prior to January 1, 1998 and other U.S. Holders (that are not United States Shareholders), the Company would generally remain a PFIC unless certain elections, if available, were made. In addition, under Section 1248 of the Code, certain gains from the sale or exchange of shares by a U.S. Holder who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange is generally treated as ordinary dividend income to the extent of the Company’s earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of the common shares, a more detailed review of these rules is outside of the scope of this discussion. The CFC rules are complex. The Company offers no opinion or representations as to its status as a CFC for the current year or any prior or future tax years. U.S. Holders should consult their own U.S. tax advisors regarding the CFC rules and their applicability to such U.S. Holder’s particular tax situation.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

R. H. Russell, M.Sc., Licensed Geologist was involved in the preparation and compilation of the "Evaluation of the Gold Resource on the Pony Creek Property, Larrabee Mining District, Elko County, Nevada for Mill City International Corporation". Statements with respect to such report are included with the consent of Mr. Russell, who has authorized its content.

Christopher Lee, M.Sc., P. Geo and SRK Consulting were both involved in the preparation and compilation of the SRK Report. Statements with respect to such report are included with the consent of Mr. Lee, who has authorized its content.

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

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP, and reconciled to US GAAP, as applicable.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of May 31, 2008.

This annual report does not include an attestation of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16: Reserved

A. Audit Committee Financial Expert

The Company’s Chairman and independent, non-management directors serve as the Audit Committee. D. Richard Brown serves as the financial expert, as defined under the SEC’s rules, on the Company’s Audit Committee. The members of the Audit Committee are D. Richard Brown, Ian S. Grant, and Peter Born.

B. Code of Ethics

The Company does not currently have a code of ethics that applies to its senior executive officers. The Company has circulated a draft code of ethics and hopes to adopt a code of ethics for its senior executive officers in the near future. The Company undertakes that it will file a copy of its Code of Ethics with the Securities and Exchange Commission and post the text of such Code of Ethics on the Company’s website.

C. Principal Accountant Fees and Services

The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended May 31, 2008 and 2007 for audit and non-audit related services:

	Year Ended	Year Ended
Type of Work	May 31, 2008	May 31, 2007
Audit fees(1)	$43,500	$47,000
Audit-related fees(2)	2,000	Nil
Tax fees	2,500	2,500
All other fees	696	752
Total	$48,696	$50,252

Notes:

1. Aggregate fees billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings. 2. Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as "Audit fees", including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

D. Exemptions From the Listing Standards for Audit Committees

Not Applicable.

E. Purchases of Equity Services by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17: Financial Statements

A. Audited Annual Financial Statements, May 31, 2008

1. Balance Sheets of Grandview Gold Inc. as at May 31, 2008 and 2007 and Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2008, 2007 and 2006, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 17 to the financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders of Grandview Gold Inc.

We have audited the balance sheets of Grandview Gold Inc. (An Exploration Stage Company) as at May 31, 2008 and 2007 and the statements of operations and comprehensive (loss), changes in shareholders' equity, cash flows and mineral properties for each of the three years ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years ended May 31, 2008 in accordance with Canadian generally accepted accounting principles.
"McCarney Greenwood LLP"
Toronto, Canada
July 31, 2008	McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 31, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"
Toronto, Canada
July 31, 2008	McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Grandview Gold Inc.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
As at May 31,

	2008	2007
Assets

Current assets

Cash and cash equivalents	$84,856	$1,299,277
Short term investments (Note 16)	1,011,410	-
GST and sundry receivable	40,664	221,931
Prepaid expenses	150,166	158,692
Exploration advances, net	-	312,491

	1,287,096	1,992,391
Reclamation bond (Note 5)	13,090	-

Due from a related party (Note 13(vi))	90,000	90,000

Mining interests (Note 6)	10,282,950	7,134,618

	$11,673,136	$9,217,009

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$118,526	$416,774

Asset retirement obligation (Note 5)	13,090	-

	131,616	416,774

Shareholders'equity

Share capital (Note 7)	14,202,266	11,019,703
Warrants (Note 8)	3,742,570	2,611,614
Contributed surplus (Note 9)	4,789,944	3,356,344
Accumulated deficit	(11,193,260)	(8,187,426)

	11,541,520	8,800,235

	$11,673,136	$9,217,009

Nature of operations and going concern assumption (Note 1)
Commitments (Note 14)

The notes to financial statements are an integral part of these statements.

Approved by the Board of Directors:

, Director

, Director

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Operations and Comprehensive (Loss)
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception
				of the
				exploration
	Periods ended May 31,			stage (March
	2008	2007	2006	26, 2004)

Expenses
Stock based compensation (Note 9)	$1,322,125	$1,358,687	$573,700	$4,030,125
Investor relations, business development
and reporting issuer maintenance
costs	673,712	441,612	343,166	1,699,095
Professional fees	322,033	317,768	229,298	1,055,972
Management services (Note 13)	238,539	381,384	205,203	1,087,989
Office and administration	196,503	173,741	213,279	647,559
Flow-through interest expense	44,688	141,366	-	186,054
Write-down of marketable securities	-	9,766	-	25,000
Bad debt	-	-	-	1,235

	2,797,600	2,824,324	1,564,646	8,733,029

(Loss) before the under noted	(2,797,600)	(2,824,324)	(1,564,646)	(8,733,029)
Interest income	59,887	21,682	-	81,569
Write-off of mineral properties	(528,376)	-	-	(528,376)
Forgiveness of debt	-	-	-	35,667
Failed merger costs	-	-	(170,000)	(170,000)

(Loss) before income taxes	(3,266,089)	(2,802,642)	(1,734,646)	(9,314,169)
Future income tax (recovery) (Note 11)	(260,255)	(563,472)	(731,430)	(1,555,157)

Net (loss) and comprehensive (loss)
for the period	(3,005,834)	(2,239,170)	(1,003,216)	(7,759,012)

Basic (loss) per share (Note 10)	$(0.09)	$(0.11)	$(0.07)

Diluted (loss) per share (Note 10)	$(0.09)	$(0.11)	$(0.07)

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statement of Changes in Shareholders'Equity
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception
				of the
				exploration
	Periods ended May 31,			stage (March
	2008	2007	2006	26, 2004)

Share capital
Balance at beginning of period	$11,019,703	$9,543,301	$4,781,750	$3,378,444
Private placements	4,950,150	3,022,499	8,146,351	17,569,000
Warrants valuation	(940,212)	(624,025)	(1,624,822)	(3,327,247)
Shares issued for mineral property acquisition	45,800	56,500	-	353,075
Shares issued on warrants exercised	66,544	-	-	66,544
Fair value of warrants exercised	36,673	-	-	36,673
Debt convertion	-	-	100,000	100,000
Shares issued for finders'fee	-	-	200,000	200,000
Cost of issue - cash laid out	(488,720)	(249,300)	(866,375)	(1,728,476)
Cost of issue - broker warrants valuation	(227,417)	(165,800)	(462,173)	(890,590)
Flow-through cost of issue	(260,255)	(563,472)	(731,430)	(1,555,157)

Balance at end of period	$14,202,266	$11,019,703	$9,543,301	$14,202,266

Warrants
Balance at beginning of period	$2,611,614	$2,086,995	$173,388	$-
Fair value of warrants issued	1,167,629	974,575	2,086,995	4,402,587
Fair value of warrants exercised	(36,673)	-	-	(36,673)
Fair value of warrants expired	-	(449,956)	(173,388)	(623,344)

Balance at end of period	$3,742,570	$2,611,614	$2,086,995	$3,742,570

Contributed surplus
Balance at beginning of period	$3,356,344	$1,547,701	$800,613	$25,000
Fair value of stock options granted	1,433,600	1,358,687	573,700	4,141,600
Fair value of stock options exercised	-	-	-	-
Expired warrants	-	449,956	173,388	623,344

Balance at end of period	$4,789,944	$3,356,344	$1,547,701	$4,789,944

Accumulated deficit
Balance at beginning of period	(8,187,426)	(5,948,256)	(4,945,040)	(3,434,248)
Net (loss)	(3,005,834)	(2,239,170)	(1,003,216)	(7,759,012)

Deficit, end of period	$(11,193,260)	$(8,187,426)	$(5,948,256)	$(11,193,260)

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception
				of the
				exploration
	Periods ended May 31,			stage (March
	2008	2007	2006	26, 2004)

Cash flows from operating activities
Net (loss) for the period	$(3,005,834)	$(2,239,170)	$(1,003,216)	$(7,759,012)
Items not involving cash:
Write-down of marketable securities	-	9,766	-	25,000
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Stock based compensation (Note 9)	1,322,125	1,358,687	573,700	4,030,125
Future income tax recovery	(260,255)	(563,472)	(731,430)	(1,555,157)
Accrued interest income	(36,410)	-	-	(36,410)
Write-off of mineral properties	528,376	-	-	528,376
Changes in non-cash operating working
capital:
GST and sundry receivable	181,267	(91,634)	(105,309)	(40,174)
Prepaid expenses	8,526	(138,055)	(14,967)	(150,166)
Accounts payable and accrued
liabilities	(298,248)	(4,728)	288,486	124,696

Cash flows (used in) operating activities	(1,560,453)	(1,668,606)	(992,736)	(4,867,154)

Cash flows from financing activities
Loans from related parties	-	-	-	(28,594)
Share/warrant issuance	5,016,694	3,022,499	8,146,351	17,635,544
Cost of issuance	(488,720)	(249,300)	(866,375)	(1,728,476)
Proceeds from loan	-	-	175,000	175,000
Repayment of loan	-	-	(75,000)	(75,000)

Cash flows from financing activities	4,527,974	2,773,199	7,379,976	15,978,474

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Cash Flows - Continued
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception
				of the
				exploration
	Periods ended May 31,			stage (March
	2008	2007	2006	26, 2004)

Cash flows from investing activities
Purchase of reclamation bond	(13,090)	-	-	(13,090)
Purchase of short term
investments	(975,000)	-	-	(975,000)
Exploration advances	312,491	(40,514)	(271,977)	-
Expenditures on mining interests	(3,506,343)	(3,477,602)	(2,556,530)	(9,948,374)
Due from a related party (Note 13(vi))	-	(90,000)	-	(90,000)

Cash flows (used in) investing
activities	(4,181,942)	(3,608,116)	(2,828,507)	(11,026,464)

Change in cash and cash equivalents
during the period	(1,214,421)	(2,503,523)	3,558,733	84,856

Cash and cash equivalents, beginning
of period	1,299,277	3,802,800	244,067	-

Cash and cash equivalents, end
of period	$84,856	$1,299,277	$3,802,800	$84,856

Supplemental cash flow information
Share issuance included in mining
interest (Note 6(b)(iii),6(d))	$45,800	$56,500	$200,000	$553,075
Warrants issuance included in mining
interest (Note 6(b)(iii),6(c)(iii),6(d))	$-	$184,750	$-	$184,750
Stock based compensation included
in mining interest (Note 9)	$111,475	$-	$-	$111,475
Interest paid	$23,477	$21,682	$-	$45,159

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Mineral Properties
(Expressed in Canadian Dollars)

				Cumulative
				from date of
	Periods ended May 31,			inception
	2008	2007	2006	of projects

Pony Creek Carlin Trend Project,
Nevada, USA
Balance, beginning of period	$4,386,457	$1,881,582	$411,874	$-

Drilling, assays and related field work	989,754	2,304,714	1,051,688	4,594,055
Project administration and general	16,200	32,810	9,021	58,031
Property acquisition and holding costs	286,929	167,351	408,999	1,027,254

Total expenditures during the period	1,292,883	2,504,875	1,469,708	5,679,340

Balance, end of period	5,679,340	4,386,457	1,881,582	5,679,340

Red Lake Gold Camp, Ontario. Canada
Balance, beginning of period	1,531,160	1,074,803	5,562	-

Drilling, assays and related field work	1,655,011	375,907	727,261	2,763,741
Property acquisition and holding costs	89,800	80,450	341,980	512,230

Total expenditures during the period	1,744,811	456,357	1,069,241	3,275,971

Balance, end of period	3,275,971	1,531,160	1,074,803	3,275,971

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Mineral Properties - Continued
(Expressed in Canadian Dollars)

				Cumulative
				from date of
	Periods ended May 31,			inception
	2008	2007	2006	of projects

Rice Lake Gold Camp, Manitoba, Canada
Balance, beginning of period	668,597	459,381	241,800	-

Drilling, assays and related field work	659,042	130,512	150,772	945,326
Property acquisition and holding costs	-	78,704	66,809	382,313

Total expenditures during the period	659,042	209,216	217,581	1,327,639

Balance, end of period	1,327,639	668,597	459,381	1,327,639

Rocky Ridge Gold Property, Manitoba, Canada
Balance, beginning of period	548,404	-	-	-

Drilling, assays and related field work	-	415,904	-	415,904
Property acquisition and holding costs	(20,028)	132,500	-	112,472
Write-off	(528,376)	-	-	(528,376)

Total expenditures during the period	(548,404)	548,404	-	-

Balance, end of period	-	548,404	-	-

Total mineral properties	$10,282,950	$7,134,618	$3,415,766	$10,282,950

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

1.	Nature of operations and going concern assumption

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by Canadian Institute of Chartered Accountants ("CICA") Handbook effective March 26, 2004 onwards.

These statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its mineral interests and/or the realization of the proceeds from the sale of one or more of its mineral interests. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

2.	Summary of significant accounting policies

The significant accounting policies for the Company are as follows:

(a)	Basis of presentation

The financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 17.

(b)	Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mining interest costs, the asset retirement obligation, the valuation allowance of future tax asset, the calculation of stock-based compensation expense and warrants. Actual results may differ significantly from these estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and money market investments with original maturities of three months or less and which are readily convertible into cash.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

2.	Summary of significant accounting policies (continued)

(d)	Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of- production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects.

The Company is in the process of exploring and developing its properties in North America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

(e)	Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares in the past, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

(f)	Short term investments

Short term investments comprise investments in guaranteed investment certificate due to mature within one year from the date of purchase and are classified as "held-for-trading'and have been recorded at fair value.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

2.	Summary of significant accounting policies (continued)

(g)	Asset retirement obligations

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

(h)	Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(i)	Stock-based compensation

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 9 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(j)	Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

2.	Summary of significant accounting policies (continued)

(k)	Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

(l)	Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

3.	New accounting pronouncement

Accounting Changes

CICA Handbook Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The Company has adopted these new standards effective June 1, 2007.

Financial instruments, comprehensive income and hedges

In January 2005, CICA issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3861, "Financial Instruments - Disclosure and Presentation" and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods are not restated. The Company has adopted these new standards effective June 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

• All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

•

All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and

• All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

3.	New accounting pronouncement (continued)

Financial instruments, comprehensive income and hedges (continued)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income. Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Under adoption of these new standards, the Company designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. GST and sundry receivable, exploration advances and due from a related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee ("EIC") of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective November 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862, "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on June 1, 2008.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

3.	New accounting pronouncement (continued)

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Inventories

On June 2007, the CICA issued Handbook Section 3031, Inventories, which relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The new standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company has determined that this standard does not have a significant impact on its financial statements.

Goodwill and Intangible Assets

In October 2007, the CICA approved Handbook Section 3046, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 " Research and Development Cost". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its financial statements.

International Financial Reporting Standards [“IFRS”]

In January 2006, the CICA’s Accounting Standards Board ["AcSB"] formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability ["PAEs"]. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare financial statements in accordance with IFRS beginning with the three-month period ended August 31, 2011 with comparative financial statments in accordance with IFRS for the three-month period ended August 31, 2010.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

4.	Marketable securities

Marketable securities consists of:

	Year end May 31,
	2008	2007	2006

Navitrak International Corporation
Common shares (at cost)	$-	$325,305	$325,305
Less provision for write down to market	-	(325,305)	(315,539)

Carrying value	$-	$-	$9,766

As at May 31, 2007, the Company owned 488,300 (2006 - 488,300) common shares of Navitrak International Corporation ("Navitrak"). Navitrak's common shares are no longer traded on TSX Venture Exchange, therefore, management decided to write-down the carrying value of this investment to $Nil.

The market value of the marketable securities as of May 31, 2008 was $nil (2007 - $nil and 2006 -$21,974).

5.	Reclamation bond

The Company has posted reclamation bonds for its mining projects, as required by the United States, Department of the Interior Bureau of Land Management, to secure clean-up costs if any on the projects that are abandoned or closed.

6.	Mining interests

	(a)	Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property (the “Property”) in the State of Nevada, USA. In order to earn this option the Company must do the following:

		(i)	after 10 business days of signing the agreement issue 400,000 common shares to Mill City, which were valued at $4,000 (issued);

		(ii)	spend or cause to be spent $500,000 US on the properties by July 31, 2005 (completed);

		(iii)	spend or cause to be spent $1,000,000 US on the properties by July 31, 2006 (completed);

(iv)

during this 2 year period the Company and Mill City will look for a joint venture partner who is a major mining and exploration company ("major"). This major would provide assistance with deep hole structural modelling as well as geological database development. In return for the assistance the major will be offered a 1st right of refusal option to earn a 60% interest in the properties by completing a bankable feasibility study;

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

6.	Mining interests (continued)

	(a)	Pony Creek Carlin Trend Project, Nevada, USA (Continued)

(v)

Mill City will enter into a Professional Geological Services Contract with the Company specifically mandated to ensure all communications with the major are maximized. The Company will pay Mill City $7,250 US per month for the first year and $8,250 US per month for the second year for the various services outlined in the contract;

(vi)

if the Company is able to complete sections (i), (ii), (iii) and (iv), Mill City can elect to convert its 40% interest to a 20% carried interest. If Mill City does not convert to a carried interest, it is responsible for 40% of the costs associated with the project. There is a 4% Net Smelter Return ("NSR") payable to an individual who owned the property and it will be reduced to 2% as the Company has the option to purchase another 1% from each property prior to the commencement of commercial production for $1,500,000 US each, for a total of $3,000,000 US;

(vii)

if the Company cannot satisfy the conditions of finding a major it can still earn the 60% interest by spending an additional $2,000,000 US by August 31, 2007 and continue the Professional Geological Services Contract for a further year. The NSR will not be reduced from 4% to 2% but the Company may purchase 1% from each property prior to commencement of commercial production for $1,000,000 US each for a total of $2,000,000 US. As of January 21, 2005, the Company and Mill City have amended the option agreement of July 27, 2004. The Company and Mill City have agreed to revise the Agreement by removing the Company's obligation to enter into a Professional Geological Services Contract with Mill City and add that the Company will be responsible for all future underlying advance royalty payments. The terms of the Agreement, as amended, was contained in a standard form Option Agreement dated April 14, 2005 (the “Option Agreement”).

On June 20, 2007, the Company announced that it has fulfilled the terms of its option agreement with Mill City relating to the Company’s right to earn an undivided 60% interest in the Property.

Under the terms of the option agreement with Mill City, dated April 14, 2005, the Company had a right to earn an undivided 60% interest in the Property by spending US$3,500,000 over three years. The Company recently presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Mill City accepted in writing on June 20, 2007, the Company’s earn-in and further, Mill City has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in, immediately converts the Company’s 60% interest to an 80% interest in the Property.

The Company has recorded an asset retirement obligation on its Pony Creek Carlin Trend project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $13,090, equal to the amount of reclamation bond posted by the Company with the United States, Department of Interior Bureau of Land Management.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

6.	Mining interests (continued)

	(b)	Red Lake Gold Camp, Ontario, Canada

(i)

The Company owns a 100% interest in 8 mining claims with an estimated total area of 60 hectares located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims.

(ii)

On October 18, 2005, the Company signed a definitive Option Agreement with Fronteer Development Group Inc. (“Fronteer”) for Fronteer’s Dixie Lake Property (the “Property”) located in Ontario’s Red Lake Gold District on the following terms and conditions:

(a)

the Company shall earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor; and

			(b)	issuing 160,000 shares of the Company at $1.25 per share for a total value of $200,000, to a third party as a finder’s fee (Note 7(b)) (issued).

On October 17, 2007, the Company announced that it has fulfilled the terms of its option agreement with Fronteer relating to the Company’s right to earn an undivided 51% interest in the Property.

Under the terms of the option agreement with Fronteer Development Group, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in the Property by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company recently presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Fronteer accepted in writing, the Company’s earn-in and further, Fronteer has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in the Property.

(iii)

On January 26, 2007, the Company announced it had signed a formal option agreement with EMCO SA, (“EMCO”) relating to the acquisition of an option to acquire a 60 percent interest in the 10 unpatented and 2 patented claims in Sanshaw-Bonanza gold property (the “Property”) on the following terms and conditions:

(a)

the Company has an option to earn an undivided 60 percent interest in the Sanshaw-Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August 31, 2007; and

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

6.	Mining interests (continued)

	(b)	Red Lake Gold Camp, Ontario, Canada (continued)

(b)

issuing 115,000 of the Company's common shares (55,000 common shares were issued in February 2007 and valued at $22,000; 30,000 common shares were issued in April 2008 and valued at $10,800) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance.

The fair value of the 200,000 common share purchase warrants issued for the 60 percent interest in the 10 claim Sanshaw-Bonanza gold property has been estimated to be $32,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.96%, dividend yield of 0%, expected stock volatility of 101% and an expected life of 36 months.

Terms of the agreement provide for the dilution of EMCO’s interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

On June 18, 2007, the Company amended the option agreement with EMCO relating to the Property. The Company has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to $500,000 and to issue to EMCO 100,000 common shares in the capital of the Company as consideration for the amended agreement (issued and valued at $35,000).

(c)	Rice Lake Gold Camp, Manitoba, Canada

(i)

The Company currently holds 100% interest in five mining claims covering approximately 234 hectares in close proximity to the Bissett Gold Mine (San Antonio Mine) located on the Rice Lake greenstone belt, in southeastern Manitoba.

(ii)

On September 30, 2005, the Company and Marum Resources Inc. (“Marum”) entered into an option agreement to jointly explore Marum’s 100% owned Gem gold property representing seven mining claims at the eastern end of Manitoba’s Rice Lake Greenstone Belt.

The Company can earn a 50% undivided interest in the Gem property by performing $250,000 in exploration work on the Property, at a cumulative rate of $125,000 by September 30, 2006 and $250,000 by September 30, 2007, such work to include a high-resolution aeromagnetic survey with a maximum 50-metre line spacing (completed). The Company will be the operator of the property until such time as its option to earn the 50% interest is exercised.

In December 2006, Marum and Grandview agreed to amend their option agreement dated September 30, 2005, whereby Grandview shall earn a 50% interest in the property by spending $250,000 in exploration work before September 30, 2007. Marum and Grandview have agreed to extend the earn-in period to December 31, 2007.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

6.	Mining interests (continued)

	(c)	Rice Lake Gold Camp, Manitoba, Canada (continued)

		(iii)	On February 23, 2007, the Company purchased, from McKeena Gold Inc. (“McKeena”), a 100% interest in the Angelina and the Banksian gold properties (Manitoba). The Angelina gold property consists of 4 unpatented mining claims covering 351 hectares and the Banksian gold property consists of 14 claims totaling 2,824 hectares. In order to acquire these properties the Company must do the following:

		(a)	Issuance of 100,000 common share warrants (issued) at an exercise price of $0.70, initially expiring February 28, 2008, extended to February 28, 2009.

		(b)	Issuance of 250,000 common share warrants (issued) at an exercise price of $0.70, initially expiring February 28, 2008, extended to February 28, 2009.

The fair value of the 350,000 common share purchase warrants issued for the Angelina and Banksian gold properties has been estimated to be $74,550 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.02%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 12 months.

(d)	Rocky Ridge Gold Property, Manitoba, Canada

On November 23, 2006, the Company signed a formal option agreement with Harvest Gold Corp ("Harvest Gold") relating to the acquisition of a 70 percent interest in the Rocky Ridge gold property in Manitoba on following terms and conditions:

	(i)	the Company had an option to earn an undivided 70 percent interest in the Rocky Ridge property by paying an amount of $85,000 and incurring $600,000 in resource exploration; and

(ii)

issuing 225,000 shares of the Company, over a two-year period. On signing, the Company was required to make a payment of $20,000 (accrued) and issue 50,000 (valued at $34,500) shares (issued) to Harvest Gold (Note 7(b)). At the end of year one, the Company is required to incur $250,000 in exploration expenditures, make a payment of $30,000, and issue 75,000 shares to Harvest Gold. At the end of year two, the Company is required to make a further $350,000 in exploration expenditures, make a final $35,000 payment, and issue the outstanding 100,000 common shares.

Harvest Gold has an option to buy-out up to two percent of a three percent underlying NSR (Net Smelter Royalty) assigned to the original property owner, at a cost of $250,000 per each one percent, for a potential total of $500,000. The one to two percent NSR buy-out would occur on a pro-rata basis, with the Company acquiring 70 percent and Harvest Gold acquiring 30 percent.

A finders fee of 250,000 common share purchase warrants exercisable at $1.00 for a period of two years was issued in connection with the transaction. The value assigned to these warrants was $78,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 101%; risk-free interest rate - 3.85% and an expected life of 2 years.

During the fiscal year, the Company decided not to pursue the exploration of this project and to write off all accumulated deferred exploration costs.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of
	shares	Amount

Balance, May 31, 2005	11,851,494	4,781,750
Private placement (ii)	2,019,104	2,523,880
Debt convertion (i)	80,000	100,000
Warrant valuation (ii)	-	(178,023)
Private placement (iii)	590,320	737,900
Warrant valuation (iii)	-	(111,498)
Shares issued for a finders'fee (Note 6(b)(ii))	160,000	200,000
Private placement (iv)	400,000	500,000
Private placement (vi)	3,985,974	4,384,571
Warrant valuation (vi)	-	(1,335,301)
Cost of issue - broker warrant valuation (ii), (iii), (iv) and (vi)	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue (v)	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement (vii)	2,399,998	1,559,999
Warrant valuation (vii)	-	(284,400)
Mineral property acquisition (Note 6(d)(ii))	50,000	34,500
Mineral property acquisition (Note 6(b)(iii))	55,000	22,000
Private placement (viii)	3,250,000	1,462,500
Warrant valuation (viii)	-	(339,625)
Cost of issue - cash laid out (vii)(viii)	-	(249,300)
Cost of issue - finder options valuation (vii)(viii)	-	(165,800)
Flow-through cost of issue (ix)	-	(563,472)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital

(b)	Issued (continured)
Number
of
shares	Amount

Balance, May 31, 2007	24,841,890	$11,019,703
Private placement (x), (xi) and (xii)	11,169,000	4,950,150
Warrant valuation (x) and (xi)	-	(940,212)
Mineral property acquisition (Note 6(b)(iii))	130,000	45,800
Exercise of warrants (Note 8(i))	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation (Note 7(b)(x),(xi) and Note 8(i))	-	(227,417)
Flow-through cost of issue (xiii)	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266

(i)

On August 16, 2005, the Company entered into a loan agreement with an arm's length party (Northrup Development Corporation) (the "Lender"), whereby the Lender loaned the Company $175,000 to be repaid on September 16, 2005 (the "Due Date"). Additionally, the Lender charged the Company a loan fee of $20,000 for a total obligation of $195,000. The loan was unsecured, non-interest bearing, and was subject to a late payment penalty of $5,000 for each 30 day period that the loan was outstanding commencing on the day immediately following the Due Date. The Lender could exchange all or part of the loan and loan fee for securities of the Company, if it is exercised concurrently with an Offering of the Company. During the year, the Lender exercised the option to obtain $100,000 in securities (80,000 units) at the same terms and conditions as the concurrent unit private placement (Note 7(b)(ii)) and paid the Lender $95,000 in cash.

(ii)

On August 31, 2005 the Company closed a brokered private placement of 819,104 units at a price of $1.25 per unit, plus 1,200,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $2,523,880 to the Company. Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. 449,552 warrants were issued through this private placement (includes 40,000 warrants described in Note 7(b)(i)). The estimated fair market value under the Black-Scholes option pricing model was $178,023. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 106.59%, risk-free interest rate - 2.85% and an expected average life of 12 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital (continued)

(b)	Issued (continued)

In consideration for services, the Company paid certain registered brokers (the "Agents") cash consideration totaling 8% of the gross proceeds raised from the private placement as well as reasonable expenses of the Agents and Agents'counsel and issued 209,910 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until August 31, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. The estimated fair market value under the Black-Scholes option pricing model was $108,733. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 106.59%, risk-free interest rate - 2.85% and an expected average life of 12 months.

(iii)

On September 15, 2005, the Company closed a private placement of 570,320 units at a price of $1.25 per unit and 20,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $737,900.

Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until September 15, 2006. 285,160 warrants were issued through this private placement. The estimated fair market value under the Black-Scholes option pricing model was $111,498. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 105.64%, risk-free interest rate - 2.95% and an expected average life of 12 months.

In consideration for services, the Company paid the Agents cash consideration totaling 8% of the gross proceeds raised from the private placement as well as reasonable expenses of the Agents and Agents' counsel and issued 59,032 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until September 15, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until September 15, 2006. The estimated fair market value under the Black-Scholes option pricing model was $30,342. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 105.64%, risk-free interest rate - 2.95% and an expected average life of 12 months.

(iv)	On October 19, 2005, the Company closed a private placement of 400,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $500,000.

The Company paid, as consideration for services, the Agents in connection with the placement cash commissions totaling 8% of the gross proceeds raised from the private placement and issued 40,000 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until October 19, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until October 19, 2006. The estimated fair market value under the Black-Scholes option pricing model was $21,360. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 109.86%, risk-free interest rate - 3.35% and an expected average life of 12 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital (continued)

(b)	Issued (continued)

(v)

The flow-through renunciation from the private placements listed in Note 7(b)(ii) creates a future income tax liability of approximately $731,430 which was allocated as a cost of issuing the flow-through shares after December 31, 2005.

(vi)

On March 27, 2006, the Company closed a private placement of 3,985,974 units at a price of $1.10 per unit for total proceeds of $4,384,571. Each unit is consists of one common share of the Company and one-half of a common share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.75 for a period of 3 years from the closing. The estimated fair market value under the Black-Scholes option pricing model, was $1,335,301. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 112.20%; risk-free interest rate - 3.95%; and an expected average life of 36 months. The placement was brokered by Haywood Securities Inc. and Coniston Investment Corp. for a negotiated commission of 8% of the total proceeds, as well as 398,597 broker warrants exercisable at $1.10 for 36 months. The estimated fair market value under the Black-Scholes option pricing model, was $301,738. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 112.20%; risk-free interest rate - 3.95%; and an expected average life of 36 months.

(vii)

On December 28, 2006, the Company raised gross proceeds of $1,559,999 by way of a non-brokered private placement. The private placement consisted of 2,399,998 "flow-through" units at a price of $0.65 per unit. Each unit consisted of one flow-through common share of the Company and one-half of one non flow-through common share purchase warrant. Each whole warrant is exercisable to acquire one common share of the Company at a price of $1.40 for a period of 24 months from closing.

The fair value of the 1,199,999 common share purchase warrants granted during the period has been estimated to be $284,400 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.89%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 24 months.

In connection with the offering the Company was required to pay out of their working capital a cash finder's fee of 8% of the gross proceeds raised under the private placement and they were also required to issue finder's options to acquire non-flow-through units of the Company at a price of $0.65 per unit for a period of 24 months from closing.

The fair value of the 240,000 common share purchase warrants granted during the period has been estimated to be $85,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.89%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 24 months.

(viii)

On March 16, 2007, the Company closed a non-brokered private placement for gross proceeds of $1,462,500. The private placement consists up to 3,250,000 units (the "Units") at a price of $0.45 per Unit. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one common share of the Company at a price of $0.65 for a period of 24 months from closing.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital (continued)

(b)	Issued (continued)

The fair value of the 1,625,000 common share purchase warrants granted during the period has been estimated to be $339,625 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.87%, dividend yield of 0%, expected stock volatility of 103% and an expected life of 24 months.

In connection with the offering the Company has agreed to pay a cash finder's fee of 8% of the gross proceeds raised under the private placement and also to issue finder's options to acquire Units of the Company at a price of $0.45 per Unit for a period of 24 months from closing.

The fair value of the 325,000 common share purchase warrants granted during the period has been estimated to be $80,600 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.87%, dividend yield of 0%, expected stock volatility of 103% and an expected life of 24 months.

(ix)

The flow-through renunciation from the private placements listed in Note 7(b)(vii) creates a future income tax liability of approximately $563,472 which was allocated as a cost of issuing the flow-through shares after December 31, 2006.

(x)

On July 6, 2007, the Company closed a brokered private placement with Bolder Investment Partners, Ltd. (the "Agent") . The brokered placement resulted in the issuance by the Company of a total of 8,589,000 units in the capital of the Company (the “Units”) at a purchase price of $0.40 per Unit for gross proceeds of $3,435,600. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.65 for a period of 24 months from closing.

The fair value of the 4,294,500 common share purchase warrants has been estimated to be $704,298 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

In connection with the brokered placement, the Company paid a cash fee to the Agent of 8% of the gross proceeds raised for total of $274,848 and also issued broker warrants to acquire 8% of the total number of Units issued at a price of $0.40 per Unit for a period of 24 months from closing. In addition, the Company also paid a cash work fee of $7,500 for certain services of the Agent.

The fair value of the 687,120 broker warrants has been estimated to be $145,670 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

The Company also closed a non-brokered placement on the same terms as the brokered placement for an additional 125,000 Units and further proceeds of $50,000.

Other costs associated to the private placements amounted to $103,497.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital (continued)

(b)	Issued (continued)

The fair value of the 62,500 common share purchase warrants has been estimated to be $10,250 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

(xi)

On December 21, 2007, the Company closed a brokered private placement (the "Brokered Placement") with Bolder Investment Partners, Ltd. (the "Agent"). The Brokered Placement resulted in the issuance of 1,312,000 units in the capital of the Company (the "Units) at a purchase price of $0.55 per Unit for gross proceeds of $721,600 and 605,000 flow-through shares at a purchase price of $0.65 per share for gross proceeds of $393,250. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.70 for a period of 24 months from closing.

The fair value of the 656,000 common share purchase warrants has been estimated to be $225,664 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 133.41% and an expected life of 24 months.

In connection with the Brokered Placement, Grandview paid a cash fee to the Agent of 8% of the gross proceeds raised for a total of $89,188 and also issued broker warrants to acquire 8% of the total number of Units issued under the Brokered Placement at a price of $0.60 per Unit for a period of 24 months from closing.

The fair value of the 153,360 broker warrants has been estimated to be $55,056 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 133.41% and an expected life of 24 months.

Other costs associated to the private placements amounted to $12,466.

(xii)

On December 28, 2007, the Company closed a non-brokered private placement (the "Non-Brokered Placement"). The Non-Brokered Placement resulted in the issuance by the Company of a total of 538,000 flow-through shares (the “Flow-Through Shares”) at a purchase price of $0.65 per Flow- Through Share for gross proceeds of $349,700 under the Non-Brokered Placement.

(xiii)

During the period from January 1, 2007 to December 31, 2007, the Company issued an aggregate of 1,143,000 flow-through common shares for total proceeds of $742,950. Exploration expenditures of $742,950 were renounced effective December 31, 2007. The renunciation created a future income tax recovery of approximately $260,255, which was allocated as a cost of issuing the flow-through shares.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

8.	Warrants

The following is continuity of warrants for the years ended May 31, 2008, 2007 and 2006:

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	1.63
Issued (Note 6(b)(iii),Note 6(c)(iii),Note 6(d),Note 7(b)(vii)(viii))	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	1.18
Issued (Note 7(b)(x)(xi))	5,853,480	0.62
Issued (i)	73,937	0.65
Exercised (i)	(147,875)	0.45

Balance, May 31, 2008	12,361,125	$0.92

(i) 147,875 warrants at a price of $0.45 expiring March 16, 2009 were exercised. These warrants had a step-up feature resulting in the creation of 73,937 new warrants with an exercise price of $0.65 expiring on March 16, 2009. The fair value of the 73,937 warrants has been estimated to be $26,691 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.16%, dividend yield of 0%, expected stock volatility of 138.81% and an expected life of 1.5 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

8.	Warrants (Continued)

The following are the warrants outstanding at May 31, 2008:

	Number of	Black-Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 6(d))	250,000	$ 78,000	$ 1.00	November 29, 2008
(Note 7(b)(vii))	1,199,999	284,400	$ 1.40	December 22, 2008
(Note 7(b)(vii))	240,000	85,200	0.65	December 22, 2008
(Note 6(c)(iii))
and Note 8(ii))	350,000	74,550	0.70	February 28, 2009
(Note 7(b)(viii))
and Note 8(i))	1,698,937	366,316	0.65	March 16, 2009
(Note 7(b)(viii))
and Note 8(i))	177,125	43,927	0.45	March 16, 2009
(Note 7(b)(vi))	1,992,987	1,335,301	1.75	March 27, 2009
(Note 7(b)(vi))	398,597	301,738	1.10	March 27, 2009
(Note 7(b)(x))	4,357,000	714,548	0.65	July 6, 2009
(Note 7(b)(x))	687,120	145,670	0.40	July 6, 2009
(Note 7(b)(xi))	656,000	225,664	0.70	December 21, 2009
(Note 7(b)(xi))	153,360	55,056	0.60	December 21, 2009
(Note 6(b)(iii))	200,000	32,200	1.40	February 8, 2010

	12,361,125	$ 3,742,570

(ii) The Company received approval from the Toronto Stock Exchange to extend the expiry date of 350,000 common share purchase warrants (the "Warrants") issued by it on April 2, 2007. The Warrants were issued in connection with the acquisition by the Company of two properties commonly known as the Angelina and Banksian properties from McKeena, which is at arm's length to Grandview. The Warrants were originally scheduled to expire on February 28, 2008 but will now expire on February 28, 2009. Grandview determined to extend the expiry date of the Warrants as it had not been able to divert exploration resources to the two properties prior to the original expiry date. The Warrants continue to have an exercise price of $0.70.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

8.	Warrants (Continued)

The following are the warrants outstanding at May 31, 2007:

	Number of	Black-Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 6(c)(iii))	350,000	$ 74,550	$ 0.70	February 28, 2008
(Note 6(d))	250,000	78,000	1.00	November 29, 2008
(Note 7(b)(vii))	1,199,999	284,400	1.40	December 22, 2008
(Note 7(b)(vo))	1,992,987	1,335,301	1.75	March 27, 2009
(Note 7(b)(vi))	398,597	301,738	1.10	March 27, 2009
(Note 7(b)(viii))	1,625,000	339,625	0.65	March 16, 2009
(Note 6(b)(iii))	200,000	32,200	1.40	February 8, 2010
(Note 7(b)(vii))	240,000	85,200	0.65	December 22, 2008
(Note 7(b)(viii))	325,000	80,600	0.45	March 16, 2009

	6,581,583	$ 2,611,614

The following are the warrants outstanding at May 31, 2006:

	Number of	Black-Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 7(b)(ii))	449,552	178,023	1.75	August 31, 2006
(Note 7(b)(ii))	209,910	108,733	1.25	August 31, 2006
(Note 7(b)(iii))	285,160	111,498	1.75	September 15, 2006
(Note 7(b)(iii))	59,032	30,342	1.25	September 15, 2006
(Note 7(b)(iv))	40,000	21,360	1.25	October 19, 2006
(Note 7(b)(vi))	1,992,987	1,335,301	1.75	March 27, 2009
(Note 7(b)(vi))	398,597	301,738	1.10	March 27, 2009

	3,435,238	$ 2,086,995

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

9.	Stock options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors of, or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of 5 years from the date of issue and the normal vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month period from the date of grant.

The following is continuity of stock options for the years ended May 31, 2008, 2007 and 2006:

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2005	1,125,000	1.06
Granted	1,100,000	1.55

Balance, May 31, 2006	2,225,000	1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19

Balance, May 31, 2007	2,850,000	1.26
Granted (i) (ii)	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38

Balance, May 31, 2008	4,575,000	$0.89

(i) On September 28, 2007, the Company granted an aggregate of 2,000,000 options to directors, officers, geologists and consultants of the Company at an exercise price of $0.68 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $1,274,000. In determining this value, the following assumptions were used: risk-free interest rate of 4.20%, dividend yield of 0%, expected stock volatility of 161.6% and an expected life of 5 years. The fair value was allocated as follows: directors and management stock-option compensation - $1,162,525, consulting fees capitalized to mining interests - $111,475.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

9.	Stock options (continued)

(ii) On April 15, 2008, the Company granted an aggregate of 700,000 options to a consultant of the Company at an exercise price of $0.50 for a period of two years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $159,600, which was expensed during the year. In determining this value, the following assumptions were used: risk-free interest rate of 2.65%, dividend yield of 0%, expected stock volatility of 146.3% and an expected life of 2 years.

The following are the stock options outstanding and exercisable at May 31, 2008:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Expiry Date	of Options	life	price	of Options	price

October 1, 2009	600,000	1.33 years	1.10	600,000	1.10
December 20, 2009	75,000	1.55	1.00	75,000	1.00
April 15, 2010	700,000	1.87	0.50	700,000	0.50
January 6, 2011	150,000	2.60	1.80	150,000	1.80
April 3, 2011	550,000	2.84	1.00	550,000	1.00
October 31, 2011	500,000	3.42	1.00	500,000	1.00
September 27, 2012	2,000,000	4.33	0.45	2,000,000	0.45

	4,575,000	3.18 years	$0.89	4,575,000	$0.89

The stock options have been expensed as follows:

	Number	Cumulative	Expensed	Remainder	Total
	of	expensed at	at	to be	stock based
	Stock options	May 31, 2007	May 31, 2008	expensed	compensation

(1)	675,000	$800,100	$-	$-	$800,100
(1)	75,000	62,850	-	-	62,850
(1)	150,000	97,050	-	-	97,050
(1)	200,000	137,100	-	-	137,100
(1)	150,000	117,150	-	-	117,150
(1)	600,000	723,000	-	-	723,000
(2)	500,000	255,500	-	-	255,500
(2)	150,000	60,750	-	-	60,750
(2)	500,000	365,000	-	-	365,000
(2)	100,000	89,500	-	-	89,500
(3)	2,000,000	-	1,162,525	-	1,162,525
(3)	700,000	-	159,600	-	159,600

	5,800,000	$2,708,000	$1,322,125	$-	$4,030,125

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

9.	Stock options (continued)

(1) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 103.23% to 167.25%; risk-free interest rates -3.44% to 4.15% and an expected average life of 2 to 5 years.

(2) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 92.11% to 131.00%; risk-free interest rates -3.95% to 4.26% and an expected average life of 1 to 5 years.

(3) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 146.3% to 161.6%; risk-free interest rates -2.65% to 4.20% and an expected average life of 2 to 5 years.

The following are the stock options outstanding and exercisable at May 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Expiry Date	of Options	life	price	of Options	price

July 11, 2007	150,000	0.11 years	$1.10	150,000	$1.10
January 6, 2008	200,000	0.60	1.25	200,000	1.25
January 11, 2008	500,000	0.61	1.10	500,000	1.10
October 1, 2009	675,000	2.33	1.00	675,000	1.00
December 20, 2009	75,000	2.55	1.10	75,000	1.10
January 6, 2011	150,000	3.60	1.25	150,000	1.25
April 3, 2011	600,000	3.84	1.80	600,000	1.80
October 31, 2011	500,000	4.42	1.00	500,000	1.00

	2,850,000	2.55 years	$1.22	2,850,000	$1.22

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

9.	Stock options (continued)

The following are the stock options outstanding at May 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Expiry Date	of Options	life	price	of Options	price

January 6, 2008	200,000	1.60 years	$1.25	100,000	$1.25
October 1, 2009	1,050,000	3.33	1.00	1,050,000	1.00
December 20, 2009	75,000	3.55	1.10	75,000	1.10
August 29, 2010	150,000	4.24	1.25	150,000	1.25
January 6, 2011	150,000	4.60	1.25	75,000	1.25
April 3, 2011	600,000	4.84	1.80	150,000	1.80

	2,225,000	3.74 years	$1.28	1,600,000	$1.13

The following is a continuity of contributed surplus for the years ended May 31, 2008, 2007 and 2006:

Contributed
Surplus

Balance, May 31, 2005	$800,613
Stock based compensation	573,700
Expired warrants	173,388

Balance, May 31, 2006	1,547,701
Stock based compensation	1,358,687
Expired warrants	449,956

Balance, May 31, 2007	3,356,344
Stock based compensation	1,322,125
Stock based compensation capitalized to mineral properties	111,475

Balance, May 31, 2008	$4,789,944

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

10.	Basic and diluted (loss) earnings per share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

	2008	2007	2006

Numerator for basic (loss) earnings per share	$(3,005,834)	$(2,239,170)	$(1,003,216)

Numerator for diluted (loss) earnings per share	(3,005,834)	(2,239,170)	(1,003,216)

Denominator: Weighted average number of common shares - basic	33,985,825	20,848,165	14,883,950

Weighted average number of common shares - diluted	33,985,825	20,848,165	14,883,950

Basic and diluted (loss) earnings per share	$(0.09)	$(0.11)	$(0.07)

Diluted (loss) earnings per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and stock options is not calculated as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

11.	Income taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

The Company has one future tax liability which arose from a difference between the carrying amount of the resource properties and their tax bases, and one future tax asset resulting from non-capital losses carried forward. The reason for the difference on the resource properties is due to the issuance of flow-through shares to investors which results in the expenditures being renounced to the investors. As a result the tax basis is much lower than the properties carrying amount for accounting purposes. Since the resource property is classified as long-term the associated future income tax liability will also be classified as long-term. The future tax liability and asset are as follows:

	2008	2007	2006
Future tax liability:
Resource properties	$(260,255)	$(563,472)	$(731,430)
Future tax asset:
Non-capital losses carried forward	260,255	563,472	$731,430
	$-	$-	$-

In accordance with CICA Handbook EIC 146, the benefit of non-capital losses carried forward has been used to reduce the future income tax liability. This requirement has been applied commencing prospectively.

The future tax assets are as follows:

	2008	2007	2006

Future tax assets:
Marketable securities	$47,169	$58,750	$56,987
Capital losses	48,299	60,158	60,158
Non-capital losses	1,620,056	1,387,655	778,991
Cost of Issue	266,499	282,812	284,867

Total future tax assets	1,982,023	1,789,375	1,181,003
Non-capital losses transferred to future income
tax liability	(1,255,105)	(1,294,902)	(731,430)
Valuation allowance for future tax assets	(726,918)	(494,473)	(449,573)

Net future tax assets	$-	$-	$-

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

11.	Income taxes (continued)

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company's income tax (recovery) for each of the years ended is made up as follows:

	2008	2007	2006
Current income tax (recovery)	$-	$-	$-
Future income tax (recovery)	(260,255)	(563,472)	(731,430)
Total income tax (recovery)	$(260,255)	$(563,472)	$(731,430)

The Company's actual income tax expense for each of the years ended is made up as follows:

	2008	2007	2006

(Loss) income before income taxes	$(3,266,089)	$(2,802,642)	$(1,734,646)

Income tax (recovery) at combined Federal and Provincial
rates of 35.03%, 36.12% and 36.12% respectively	(1,144,111)	(1,012,314)	(626,554)
Non-deductible income tax penalties and interest	-	-	-
Non-deductible write-down of marketable securities	-	3,527	-
Non-deductible expenses	2,818	1,468	-
Non-deductible write-down of mineral properties	185,090	-	-
Resource properties - expenses renounced	(260,255)	(563,472)	(731,430)
Stock-option compensation	463,140	490,758	207,220
Cost of Issue	(123,563)	(92,103)	(74,093)
Potential income tax recovery not recognized	616,626	608,664	493,427

Income tax (recovery)	$(260,255)	$(563,472)	$(731,430)

At May 31, 2008, the Company has non-capital losses of approximately $5,586,400 and capital losses of approximately $333,100. No benefit from these amounts has been recorded in the financial statements. The non-capital losses will expire as follows:

2009	$24,900
2010	3,500
2015	747,000
2026	1,366,000
2027	1,685,000
2028	1,760,000

$5,586,400

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

12.	Segment information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2007 - same and 2006 - same). As the operations comprise a single reporting segment, amounts disclosed in the financial statements for (loss) income for the year also represent segment amounts.

The Company operates in two geographic segments for the years ended May 31, 2008, 2007 and 2006.

	2008	2007	2006
Canada	$5,993,796	$4,830,552	$5,769,661
United States of America	5,679,340	4,386,457	1,881,582
	$11,673,136	$9,217,009	$7,651,243

13.	Related party transactions not disclosed elsewhere

i)

On June 1, 2004, the Company entered into a management agreement with a company owned by its former President. For the year ended May 31, 2008, payments of $nil (2007 - $5,000, 2006 - $140,184) were included in management services expense. Management services expense also includes $nil (2007 - $6,422, 2006 - $44,993) in travel expenses paid to the former President and his Company.

	ii)	For the year ended May 31, 2008, $66,000 (2007 - $71,750, 2006 - $nil) were paid to the former interim CEO and current chairman of the Company for consulting services.

iii)

For the year ended May 31, 2008, $150,000 (2007 - $91,000, 2006 - $nil) were paid to the President and CEO of the Company for consulting services. Of these amounts, $150,000 (2007 - $nil, 2006 - $nil) were capitalized to mining interests. Also, $24,000 (2007 - $14,000, 2006 - $nil) in car and office allowances and $1,765 (2007 - $13,822, 2006 - $nil) in travel expenses were paid.

iv)

For the year ended May 31, 2008, $nil (2007 - $70,000, 2006 - $nil) was paid to a Company for consulting services. This Company is related to the Company because a director of the Company is affiliated with this Company.

	v)	For the year ended May 31, 2008, $76,974 (2007 - $21,000, 2006 - $12,000) in consulting fees were also paid or accrued to the Chief Financial Officer of the Company.

	vi)	The Company provided a loan of $90,000 to the President and CEO of the Company. The loan is unsecured, bears no interest and is due on October 31, 2009.

These transactions were in the normal course of operations and were measured at the exchange value which is represented the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

14.	Commitments

i)	The Company is obligated to pay minimum lease payments of $20,125 under a premise lease agreement expiring in November 2008.

ii)

The Company is obligated to incur a total of $500,000 in exploration expenditures before August 31, 2008, and issue an additional 30,000 common shares before July 11, 2008 (issued) pursuant to the agreement of the Red Lake Project.

iii)	The Company is obligated to perform $250,000 in exploration expenditures before December 31, 2008, pursuant to the agreement of the Rice Lake Project.

15.	Financial instruments

The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. GST and sundry receivable, exploration advances and due from a related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at May 31, 2008, the carrying and fair value amounts of the Company's financial instruments related to cash and cash equivalents and short term investments, GST and sundry receivable, exploration advances and due from a related party, accounts payable and accrued liabilities and long-term debt are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) Interest rate risk is remote since short-term investments are guaranteed income certificates.

(ii) The Company does not hold balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii) Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability from mineral exploration depends upon the world market price of gold. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for them. As of May 31, 2008, the Company is not a producer of gold. As a result, commodity price risk may not affect the Company's liquidity and its ability to meet its ongoing obligations.

16.	Short term investments

As of May 31, 2008, the Company has $975,000 (2007 - $Nil) invested in a cashable guaranteed investment certificate maturing at various dates to July 14, 2008, bearing interest at 3.90% to 4.10% per year. As at May 31, 2008 and 2007 the Company had accrued $36,410 and $Nil respectively as interest receivable on its short term investments. These guaranteed investment certificates have been renewed subsequent to the maturity date.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP

The Company's financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(g) in the fiscal 2008 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the years ended May 31, 2008, 2007 and 2006, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the years ended May 31, 2008, 2007 and 2006. Had the Company adopted (FASB) Statement 148 for 2004, there would be no effect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(c) of the audited annual financial statements for May 31, 2008, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP (Note 3).

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 11 of the audited annual financial statements for May 31, 2008). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under the Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Had the Company's balance sheets as at May 31, 2008 and May 31, 2007 been prepared using US GAAP, such balance sheets would be presented as follows:

	May 31, 2008	May 31,2007

Assets
Current
Cash	$84,856	$1,299,277
Short term investments	1,011,410	-
GST receivable	40,664	221,931
Prepaid expenses	150,166	158,692
Exploration advances, net	-	312,491

	1,287,096	1,992,391

Reclamation bond	13,090	-
Due from a related party	102,296	90,000
Mineral property rights	1,921,797	1,677,568

	$3,324,279	$3,759,959

Liabilities and Shareholders' Equity
Current
Accounts payable	$73,526	$295,655
Accrued liabilities	45,000	121,119

	118,526	416,774
Asset retirement obligation	13,090	-

	131,616	416,774

Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	15,757,423	12,314,605
Additional paid in capital	648,344	648,344
Warrants	3,742,570	2,611,614
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock-option compensation	4,141,600	2,708,000
Deficit accumulated before change to an exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(17,647,792)	(11,489,896)

	3,192,663	3,343,185

	$3,324,279	$3,759,959

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders'equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date
	Periods ended May 31,			of inception
	2008	2007	2006	("March 26, 2004")

Expenses
General exploration	$3,299,979	$3,259,847	$1,938,742	$8,757,029
Management services	238,539	381,384	205,203	1,087,989
Investor relations, business
development and reporting
issuer maintenance costs	673,712	441,612	343,166	1,699,095
Bad debt	-	-	-	1,235
Professional fees	322,033	317,768	229,298	1,055,972
Office and administration	196,503	173,741	213,279	647,559
Flow-through interest expense	44,688	141,366	-	186,054
Gain on forgiveness of debt	-	-	-	(35,667)
Stock based compensation	1,322,125	1,358,687	573,700	4,030,125
Failed merger costs	-	-	170,000	170,000
Write-down of marketable
securities	-	9,766	-	9,766

(Loss) before the under noted	(6,097,579)	(6,084,171)	(3,673,388)	(17,609,157)

Interest income	72,183	21,682	-	93,865
Write-off mineral property rights	(132,500)	-	-	(132,500)
Net (loss) for the period and
date of inception	(6,157,896)	(6,062,489)	(3,673,388)	(17,647,792)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(15,234)

Comprehensive (loss) for the period $	$(6,157,896)	$(6,062,489)	$(3,673,388)	$(17,663,026)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued) Statements of Operations and Comprehensive Loss (continued)

(Loss) per common share
Basic	$(0.18)	$(0.29)	$(0.25)
Diluted	$(0.18)	$(0.29)	$(0.25)

Comprehensive (loss) per
common share
Basic	$(0.18)	$(0.29)	$(0.25)
Diluted	$(0.18)	$(0.29)	$(0.25)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
	Shares	US GAAP

Common shares before change to a exploration stage company and
as of May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued) Statements of Changes in Shareholders' Equity (Continued)

		Amount
		Under
	Shares	US GAAP

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt convertion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders'fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)

Balance, May 31, 2007	24,841,890	12,314,605
Private placement Note 7(b)(x), Note 7(b)(xi) and Note 7(b)(xii)	11,169,000	4,950,150
Warrant valuation Note 7(b)(x) and Note 7(b)(xi)	-	(940,212)
Mineral property acquisition (Note 6(b)(iii))	130,000	45,800
Exercise of warrants (Note 8(i))	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation Note 7(b)(x) and Note 7(b)(xi)	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Other changes in shareholders' equity are presented as follows:

Additional paid in capital

Balance from inception and as of May 31, 2004 and 2005	$25,000
Expired warrants	173,388

Balance, May 31, 2006	198,388
Expired warrants	449,956

Balance, May 31, 2007 and 2008	$648,344

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008	$3,742,570

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2004, 2005, 2006 and 2007	(315,539)
Comprehensive loss items	-

Balance, May 31, 2008	$(315,539)

Deferred stock-option compensation

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	775,613
Vesting of stock options	573,700

Balance, May 31, 2006	1,349,313
Vesting of stock options	1,358,687

Balance, May 31, 2007	2,708,000
Vesting of stock options	1,433,600

Balance, May 31, 2008	$4,141,600

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Deficit accumulated during the development stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	(5,427,407)
Net loss	(6,062,489)

Balance, May 31, 2007	(11,489,896)
Net loss	(6,157,896)

Balance, May 31, 2008	$(17,647,792)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

The Company's statements of cash flows under US GAAP are as follows:

Statements of Cash Flows

				Cumulative
				from date
	Periods ended May 31,			of inception
	2008	2007	2006	("March 26, 2004")

Cash flows from operating activities
Net (loss) income for the period	$(6,157,896)	$(6,062,489)	$(3,673,388)	$(17,647,792)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-down of marketable securities	-	9,766	-	9,766
Write-off of bad debts	-	-	-	1,235
Stock-option compensation	1,322,125	1,358,687	573,700	4,030,125
Accrued interest income	(48,706)	-	-	(48,706)
Write-off mineral property rights	132,500	-	-	132,500
Change in non-cash operating
working activities:
GST receivable	181,267	(91,634)	(105,309)	(45,844)
Prepaid expenses	8,526	(138,055)	(14,967)	(144,496)
Due from a related party	-	(90,000)	-	(90,000)
Accounts payable	(222,129)	(61,560)	288,486	144,545
Accrued liabilities	(76,119)	56,832	-	(19,288)

Cash flows (used in) operating activities	(4,860,432)	(5,018,453)	(2,931,478)	(13,713,622)

Cash flows from financing activities
Repayment of Loans from related parties	-	-	-	(28,594)
Share/warrant issuance	5,016,694	3,022,499	8,146,351	17,635,544
Cost of issue	(488,720)	(249,300)	(866,375)	(1,728,476)
Proceeds from loan	-	-	175,000	175,000
Repayment of loan	-	-	(75,000)	(75,000)

Cash flows from financing activities	4,527,974	2,773,199	7,379,976	15,978,474

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Statements of Cash Flows (Continued)

				Cumulative
				from date
	Periods ended May 31,			of inception
	2008	2007	2006	("March 26, 2004")

Cash flows from investing activities
Purchase of reclamation bond	(13,090)	-	-	(13,090)
Purchase of short term investments	(975,000)	-	-	(975,000)
Exploration advances	312,491	(40,514)	(271,977)	-
Purchase of mineral property rights	(206,364)	(217,755)	(617,788)	(1,191,907)

Cash flows (used in) investing activities	(881,963)	(258,269)	(889,765)	(2,179,997)

Change in cash and cash
equivalents during the period	(1,214,421)	(2,503,523)	3,558,733	84,855
Cash and cash equivalents,
beginning of period	1,299,277	3,802,800	244,067	1

Cash and cash equivalents,
end of period	$84,856	$1,299,277	$3,802,800	$84,856

Supplemental cash flow information
Share issuance included in mining
interest	$45,800	$56,500	$200,000	$553,075
Warrants issuance included in mining
interest	$-	$184,750	$-	$184,750
Stock-option compensation included
in mining interest	$111,475	$-	$-	$111,475
Interest paid	$23,477	$21,682	$-	$45,159

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2007; the implementation did not have any effect on the Company's financial statements as the Company does not yet have significant assets which the Company is obligated to retire.

In March 2005, the FASB ratified a consensus reached by the EITF on the issue No. 04-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry". This Consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending May 31, 2007. This consensus has no effect on the financial statements since the Company is not yet in the production phase.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections", effective for accounting changes and error corrections made in the fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the financial statements.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company does not expect a material effect on the financial statements from the adoption of this standard.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements (Continued)

In February 2007, the FASB issued Statement 159 "Fair Value Option for Financial Assets and Financial Liabilities". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement for accounting for financial instruments. The Company is currently evaluating potential impact, if any, that the adoption of Statement 159 "Fair Value Option" will have on the statements.

B. Unaudited Quarterly Financial Statements, August 31, 2008

Unaudited Balance Sheet as at August 31, 2008, Statements of Operations and Deficit for the Three Months ended August 31, 2008 and 2007, and Statements of Cash Flows for the Three Months ended August 31, 2008 and 2007.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Balance Sheets
(Expressed in Canadian Dollars)

	August 31,	May 31,
(Unaudited)	2008	2008

Assets
Current assets
Cash	$258,917	$84,856
Short term investments	476,606	1,011,410
GST and sundry receivable	13,550	40,664
Prepaid expenses	178,622	150,166

	927,695	1,287,096

Reclamation bond	13,942	13,090

Due from a related party (Note 11(iv))	90,000	90,000

Mining interests (Note 5)	10,613,651	10,282,950

	$11,645,288	$11,673,136

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$217,415	$118,526

Asset retirement obligation	13,942	13,090

	231,357	131,616

Shareholders' equity

Share capital (Note 6(b))	14,213,066	14,202,266
Warrants (Note 7)	3,742,570	3,742,570
Contributed surplus	4,789,944	4,789,944
Accumulated deficit	(11,331,649)	(11,193,260)

	11,413,931	11,541,520

	$11,645,288	$11,673,136

Nature of operations and going concern assumption (Note 1)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,	August 31,	stage (March
(Unaudited)	2008	2007	26, 2004)

Expenses
Stock based compensation	$-	$-	$4,030,125
Investor relations, business development
and reporting issuer maintenance
costs	16,824	152,658	1,715,919
Professional fees	30,729	72,496	1,086,701
Management services	74,214	76,250	1,162,203
Office and administration	17,185	74,407	664,744
Flow-through interest expense	-	-	186,054
Write-down of marketable securities	-	-	25,000
Bad debt	-	-	1,235

	138,952	375,811	8,871,981

Loss before the under noted	(138,952)	(375,811)	(8,871,981)
Interest income	563	16,026	82,132
Write-off of mineral properties	-	-	(528,376)
Forgiveness of debt	-	-	35,667
Site restoration costs	-	(30,000)	-
Failed merger costs	-	-	(170,000)

Loss before income taxes	(138,389)	(389,785)	(9,452,558)
Future income tax (recovery)	-	-	(1,555,157)

Net loss and comprehensive loss
for the period	$(138,389)	$(389,785)	$(7,897,401)

Basic loss per share (Note 9)	$(0.00)	$(0.01)

Diluted loss per share (Note 9)	$(0.00)	$(0.01)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
(Unaudited)

			Contributed	Accumulated
	Share capital	Warrants	surplus	deficit	Total

At May 31, 2007	$11,019,703	$2,611,614	$3,356,344	$(8,187,426)	$8,800,235

Private placement	4,950,150	-	-	-	4,950,150
Warrant valuation	(940,212)	1,167,629	-	-	227,417
Mineral property acquisition	45,800	-	-	-	45,800
Exercise of warrants	66,544	-	-	-	66,544
Fair value of warrants exercised	36,673	(36,673)	-	-	-
Stock based compensation	-	-	1,433,600	-	1,433,600
Cost of issue - cash laid out	(488,720)	-	-	-	(488,720)
Cost of issue - broker warrants valuation	(227,417)	-	-	-	(227,417)
Flow-through cost of issue	(260,255)	-	-	-	(260,255)
Net loss for the year	-	-	-	(3,005,834)	(3,005,834)

At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520

Mineral property acquisition	10,800	-	-	-	10,800
Net loss for the period	-	-	-	(138,389)	(138,389)

At August 31, 2008	$14,213,066	$3,742,570	$4,789,944	$(11,331,649)	$11,413,931

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,	August 31,	stage (March
(Unaudited)	2008	2007	26, 2004)

Cash flows from operating activities
Net loss for the period	$(138,389)	$(389,785)	$(7,897,401)
Items not involving cash:
Write-down of marketable securities	-	-	25,000
Forgiveness of debt	-	-	(35,667)
Write-off of bad debts	-	-	1,235
Stock based compensation	-	-	4,030,125
Future income tax recovery	-	-	(1,555,157)
Accrued interest income	-	-	(36,410)
Write-off of mineral properties	-	-	528,376
Changes in non-cash working capital items:
GST and sundry receivable	27,114	119,760	(13,060)
Prepaid expenses	(28,457)	(84,923)	(178,623)
Accounts payable and accrued liabilities	98,889	95,201	223,585

Cash flows used in operating
activities	(40,843)	(259,747)	(4,907,997)

Cash flows from financing activities
Loans from related parties	-	-	(28,594)
Share/warrant issuance	-	3,485,600	17,635,544
Cost of issuance	-	(378,345)	(1,728,476)
Proceeds from loan	-	-	175,000
Repayment of loan	-	-	(75,000)

Cash flows provided by financing
activities	-	3,107,255	15,978,474

Cash flows from investing activities
Purchase of reclamation bond	-	(13,896)	(13,090)
Redemption (purchase) of short term investments	534,805	(2,538,979)	(440,195)
Exploration advances	-	312,491	-
Expenditures on mining interests	(319,901)	(1,479,633)	(10,268,275)
Due from a related party	-	-	(90,000)

Cash flows provided by (used in)
investing activities	$214,904	$(3,720,017)	$(10,811,560)

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,	August 31,	stage (March
(Unaudited)	2008	2007	26, 2004)

Change in cash during the period	$174,061	$(872,509)	$258,917

Cash, beginning of period	84,856	1,299,277	-

Cash, end of period	$258,917	$426,768	$258,917

Supplement schedule of non-cash transactions
Share issuance included in mining
interest	$-	$35,000	$553,075
Warrant issuance included in mining
interest	$-	$-	$184,750
Stock-option compensation included
in mining interest	$-	$-	$111,475
Interest paid	$-	$-	$45,159

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Mineral Properties
(Expressed in Canadian Dollars)

			Cumulative
	Three Months Ended		from date of
	August 31,	August 31,	inception
(Unaudited)	2008	2007	of projects

Pony Creek Carlin Trend Project,
Nevada, USA
Balance, beginning of period	$5,679,340	$4,386,457	$-

Drilling, assays and related field
work	70,362	313,663	4,664,417
Project administration and general	12,241	4,355	70,272
Property acquisition and holding
costs	84,695	286,929	1,111,949

Total expenditures during the period	167,298	604,947	5,846,638

Balance, end of period	$5,846,638	$4,991,404	$5,846,638

Red Lake Gold Camp, Ontario, Canada
Balance, beginning of period	$3,275,971	$1,531,160	$-

Drilling, assays and related field work	87,820	641,565	2,851,561
Property acquisition and holding
costs	11,240	75,000	523,470

Total expenditures during the period	99,060	716,565	3,375,031

Balance, end of period	$3,375,031	$2,247,725	$3,375,031

Rice Lake Gold Camp, Manitoba, Canada
Balance, beginning of period	$1,327,639	$668,597	$-

Drilling, assays and related field work	99,417	15,150	1,044,743
Project administration and general	226	-	226
Property acquisition and holding
costs	-	-	382,313
Government refund	(35,300)	-	(35,300)

Total expenditures during the period	64,343	15,150	1,391,982

Balance, end of period	$1,391,982	$683,747	$1,391,982

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Statements of Mineral Properties
(Expressed in Canadian Dollars)

			Cumulative
	Three Months Ended		from date of
	August 31,	August 31,	inception
(Unaudited)	2008	2007	of projects

Rocky Ridge Gold Property, Manitoba, Canada
Balance, beginning of period	$-	$548,404	$-

Drilling, assays and related field work	-	177,095	415,904
Project administration and general	-	876	-
Property acquisition and holding costs	-	-	112,472
Write-off	-	-	(528,376)

Total expenditures during the period	-	177,971	-

Balance, end of period	-	726,375	-

Total	$10,613,651	$8,649,251	$10,613,651

The notes to unaudited interim financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of operations and going concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook effective March 26, 2004 onwards.

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), as applicable to a going concern which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of a mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited interim financial statements.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management expects that the Company, based upon the underlying value of its exploration projects, will be able to secure the necessary financing to meet the Company’s requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful.

2.	Basis of presentation and accounting policies

The unaudited interim financial statements have been prepared by the Company in accordance with GAAP. The preparation of the unaudited interim financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual financial statements except as noted below. The accompanying unaudited interim financial statements should be read in conjunction with the notes to the Company’s audited financial statements for the year ended May 31, 2008, since they do not contain all disclosures required by GAAP for annual financial statements. These unaudited interim financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective unaudited interim periods presented.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

2.	Basis of presentation and accounting policies (continued)

Capital Disclosures and Financial Instruments – Disclosures and Presentation
On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments –Presentation (Handbook Section 3863). These new standards became effective for the Company on June 1, 2008.

Capital Disclosures
Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these interim financial statements.

Financial Instruments
Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these interim financial statements.

Section 1400, General Standard of Financial Statement Presentation
This section specifies requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company disclosure reflects such assessment.

Future accounting changes

International Financial Reporting Standards [“IFRS”]
In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its financial statements.

Goodwill and Intangible Assets
In November 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

3.	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three months ended August 31, 2008. The Company is not subject to externally imposed capital requirements.

4.	Risk factors

The Company’s significant mineral properties are outlined below:

Pony Creek Carlin Trend Project, Nevada, USA Red Lake Gold Camp, Ontario, Canada Rice Lake Gold Camp, Manitoba, Canada

(collectively called the "Properties")

Unless the Company acquires or develops additional significant properties, the Company will be solely dependent upon the Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short term investments, GST and sundry receivable and due from a related party. Cash and short term investments are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Financial instruments included in GST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. GST and sundry receivable and due from a related party are in good standing as of August 31, 2008. Management believes that the credit risk concentration with respect to financial instruments included in GST and sundry receivable and due from a related party is minimal.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk factors (continued)

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2008, the Company had a cash and short term investments balance of $735,523 (May 31, 2008 - $1,096,266) to settle current liabilities of $217,415 (May 31, 2008 - $118,526). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

Market risk

Market risk is the risk of loss that may arise from changes in interest rates, foreign exchange rates and commodity prices.

(a) Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by the Company's Canadian chartered bank. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its bank.

(b) Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

(c) Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as it relates to gold to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has, for accounting purposes, designated its cash and short term investments as held for trading, which is measured at fair value. GST and sundry receivable and due from a related party are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair market value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair market value.

As of August 31, 2008, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk factors (continued)

Sensitivity analysis (continued)

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i)

Short-term investments are subject to floating interest rates. As at August 31, 2008, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the three months ended August 31, 2008 would have been approximately $600 higher/lower, as a result of lower/higher interest income from short-term investments. As at August 31, 2008, reported shareholders' equity would have been approximately $600 lower/higher as a result of lower/higher interest income from short-term investments.

(ii) The Company does not hold balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of August 31, 2008, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Mining interests

On a quarterly basis, management of the Company reviews exploration expenditures to ensure mining interests include only costs and projects that are eligible for capitalization.

For a description of mining interests, refer to Note 6 of the audited financial statements as at May 31, 2008. There were no significant changes to mining interests that occurred from June 1, 2008 to August 31, 2008.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non- participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of
	shares	Amount

Balance, May 31, 2004 and March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

6.	Share capital (continued)

(b) Issued (continued)

	Number
	of
	shares	Amount

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Flow-through cost of issue	-	(563,472)

Balance, May 31, 2007	24,841,890	$11,019,703
Private placement	11,169,000	4,950,150
Warrant valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)
Flow-through cost of issue	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition (1)	30,000	10,800

Balance, August 31, 2008	36,318,765	$14,213,066

(1) On July 11, 2008, the Company issued 30,000 common shares to EMCO SA ("EMCO") related to an option to acquire a 60 percent interest in 10 unpatented and 2 patented claims for the Sanshaw-Bonanza gold property.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

7.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	$1.63
Issued	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	$1.18
Issued	5,853,480	0.62
Issued	73,937	0.65
Exercised	(147,875)	0.45

Balance, May 31, 2008 and August 31, 2008	12,361,125	$0.92

The following are the warrants outstanding at August 31, 2008:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price	Date

250,000	$ 78,000	$ 1.00	November 29, 2008
1,199,999	284,400	1.40	December 22, 2008
240,000	85,200	0.65	December 22, 2008
350,000	74,550	0.70	February 28, 2009
1,698,937	366,316	0.65	March 16, 2009
177,125	43,927	0.45	March 16, 2009
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
4,357,000	714,548	0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010

12,361,125	$ 3,742,570

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

8.	Stock options

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00

Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55

Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19

Balance, May 31, 2007	2,850,000	$1.26
Granted	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38

Balance, May 31, 2008 and August 31, 2008	4,575,000	$0.89

The following are the stock options outstanding and exercisable at August 31, 2008:

	Options outstanding			Options exercisable

		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Expiry Date	of Options	life	exercise price	of options	exercise price

October 1, 2009	600,000	1.09 years	$ 1.10	600,000	$ 1.10
December 20, 2009	75,000	1.31	1.00	75,000	1.00
April 15, 2010	700,000	1.63	0.50	700,000	0.50
January 6, 2011	150,000	2.35	1.80	150,000	1.80
April 3, 2011	550,000	2.59	1.00	550,000	1.00
October 31, 2011	500,000	3.17	1.00	500,000	1.00
September 27, 2012	2,000,000	4.08	0.45	2,000,000	0.45

	4,575,000	2.93 years	$ 0.89	4,575,000	$ 0.89

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

9.	Basic and diluted loss per share

	Three Months Ended
	August 31,	August 31,
	2008	2007

Numerator for basic loss per share	$(138,389)	$(389,785)

Numerator for diluted loss per share	$(138,389)	$(389,785)

Denominator:
Weighted average number of common
shares - basic	36,305,532	30,207,194

Weighted average number of common
shares - diluted	36,305,532	30,207,194

Basic and diluted loss per share	$(0.00)	$(0.01)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options was not calculated as the effect would be anti-dilutive.

10.	Segmented information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (May 31, 2008 - same). As the operations comprise a single reporting segment, amounts in the unaudited interim financial statements for loss for the periods presented also represent segment amounts.

The Company operates in two geographic segments for the three months ended August 31, 2008 and year ended May 31, 2008 as follows:

	August 31,	May 31,
Assets	2008	2008

Canada	$5,798,650	$5,993,796
United States of America	5,846,638	5,679,340

Total	$11,645,288	$11,673,136

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

11.	Related party transactions not disclosed elsewhere

	i)	For the three months ended August 31, 2008, $15,000 (three months ended August 31, 2007 - $19,500) was paid to the former interim CEO and current chairman of the Company for consulting services.

ii)

For the three months ended August 31, 2008, $43,500 (three months ended August 31, 2007 - $22,500) was paid to the president and CEO of the Company for consulting services. Included in this amount was $15,000 (three months ended August 31, 2007 - $15,000) capitalized to mining interests. Also, $6,000 in car and office allowances (three months ended August 31, 2007 - $6,000) was included in this amount.

	iii)	For the three months ended August 31, 2008, $17,638 (three months ended August 31, 2007 - $27,000) in consulting fees were also paid or accrued to the Chief Financial Officer of the Company.

	iv)	The Company provided a loan of $90,000 to the president and CEO of the Company. The loan is unsecured, bears no interest and is due on October 31, 2009.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

12.	Differences between Canadian GAAP and US GAAP

The Company's unaudited interim financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(g) in the fiscal 2008 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the three months ended ended August 31, 2008, 2007 and 2006, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the three months ended August 31, 2008, 2007 and 2006. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(c) of the audited annual financial statements for May 31, 2008, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for- sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP.

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow- through share investors (see Note 11 of the audited annual financial statements for May 31, 2008). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Had the Company's balance sheets as at August 31, 2008 and May 31, 2008 been prepared using US GAAP, such balance sheets would be presented as follows:

	August 31, 2008	May 31, 2008

Assets
Current assets
Cash	$258,917	$84,856
Short term investments	476,606	1,011,410
GST and sundry receivable	13,550	40,664
Prepaid expenses	178,622	150,166

	927,695	1,287,096

Reclamation bond	13,942	13,090
Due from a related party	103,575	102,296
Mineral property rights	2,017,732	1,921,797

	$3,062,944	$3,324,279

Liabilities
Current liabilities
Accounts payable	$217,415	$73,526
Accrued liabilities	-	45,000

	217,415	118,526
Assets retirement obligation	13,942	13,090

	231,357	131,616

Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	15,768,223	15,757,423
Additional paid in capital	648,344	648,344
Warrants	3,742,570	3,742,570
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock-option compensation	4,141,600	4,141,600
Deficit accumulated before change to an exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(18,019,668)	(17,647,792)

	2,831,587	3,192,663

	$3,062,944	$3,324,279

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2008	2007	2006	("March 26, 2004")

Expenses
General exploration	$234,766	$1,152,704	$842,164	$8,991,795
Management services	74,214	76,250	72,769	1,162,203
Investor relations, business
development and reporting
issuer maintenance costs	16,824	152,658	68,994	1,715,919
Bad debt	-	-	-	1,235
Professional fees	30,729	72,496	183,346	1,086,701
Office and administration	17,185	74,407	32,323	664,744
Flow-through interest expense	-	-	-	186,054
Gain on forgiveness of debt	-	-	-	(35,667)
Stock based compensation	-	-	571,563	4,030,125
Failed merger costs	-	-	-	170,000
Site restoration costs	-	30,000	-	-
Write-down of marketable securities	-	-	-	9,766

Loss before the under noted	(373,718)	(1,558,515)	(1,771,159)	(17,982,875)
Interest income	1,842	16,026	14,795	95,707
Write-off mineral property rights	-	-	-	(132,500)

Net loss for the period and
from date of inception	(371,876)	(1,542,489)	(1,756,364)	(18,019,668)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(15,234)

Comprehensive loss for the period	$(371,876)	$(1,542,489)	$(1,756,364)	$(18,034,902)

Loss per common share
Basic	$(0.01)	$(0.05)	$(0.09)
Diluted	$(0.01)	$(0.05)	$(0.09)

Comprehensive loss per
common share
Basic	$(0.01)	$(0.05)	$(0.09)
Diluted	$(0.01)	$(0.05)	$(0.09)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP

Common shares before change to a exploration stage company and
as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)

Balance, May 31, 2007	24,841,890	$12,314,605

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued) Statements of Changes in Shareholders' Equity (continued)

		Amount
		Under
Common Shares (continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	11,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800

Balance, August 31, 2008	36,318,765	$15,768,223

Other changes in shareholders' equity are presented as follows:

Additional paid in capital

Balance from inception and as of May 31, 2004 and 2005	$25,000
Expired warrants	173,388

Balance, May 31, 2006	$198,388
Expired warrants	449,956

Balance, May 31, 2007, May 31, 2008 and August 31, 2008	$648,344

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008 and August 31, 2008	$3,742,570

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	$(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2004, May 31, 2005, May 31, 2006, May 31, 2007,
May 31, 2008 and August 31, 2008	$(315,539)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Deferred stock-option compensation

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	$775,613
Vesting of stock options	573,700

Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687

Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600

Balance, May 31, 2008 and August 31, 2008	$4,141,600

Deficit accumulated during the exploration stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	$(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	$(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	$(5,427,407)
Net loss	(6,062,489)

Balance May 31, 2007	$(11,489,896)
Net loss	(6,157,896)

Balance May 31, 2008	$(17,647,792)
Net loss	(371,876)

Balance, August 31, 2008	$(18,019,668)

The Company's statements of cash flows under US GAAP are as follows:

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued)

Statements of Cash Flows				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2008	2007	2006	("March 26, 2004")

Cash flows from operating
activities
Net loss for the period	$(371,876)	$(1,542,489)	$(1,756,364)	$(18,019,668)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-down of marketable
securities	-	-	-	9,766
Write-off of bad debts	-	-	-	1,235
Stock-option compensation	-	-	571,563	4,030,125
Accrued Interest income	(1,279)	-	-	(49,985)
Write-off of mineral property rights	-	-	-	132,500
Change in non-cash operating
working activities:
GST and sundry receivable	27,114	119,760	(19,816)	(18,730)
Prepaid expenses	(28,456)	(84,923)	(173,300)	(172,952)
Due from a related party	-	-	-	(90,000)
Accounts payable	143,889	95,201	(97,593)	288,434
Accrued liabilities	(45,000)	-	-	(64,288)

Cash flows used in operating
activities	(275,608)	(1,412,451)	(1,475,510)	(13,989,230)

Cash flows from financing activities
Repayment of loans from
related parties	-	-	-	(28,594)
Share/warrant issuance	-	3,485,600	-	17,635,544
Cost of issue	-	(378,345)	-	(1,728,476)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing
activities	-	3,107,255	-	15,978,474

Cash flows from investing activities
Purchase of reclamation bond	-	(13,896)	-	(13,090)
Redemption (purchase) of short
term investments	534,804	(2,538,979)	-	(440,196)
Exploration advances	-	312,491	181,977	-
Purchase of mineral property
rights	(85,135)	(326,929)	(166,162)	(1,277,042)

Cash flows provided by (used in)
investing activities	449,669	(2,567,313)	15,815	(1,730,328)

Change in cash during the period	174,061	(872,509)	(1,459,695)	258,916
Cash, beginning of period	84,856	1,299,277	3,802,800	1

Cash, end of period	$258,917	$426,768	$2,343,105	$258,917

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Financial Statements
Three Months Ended August 31, 2008
(Expressed in Canadian Dollars)
(Unaudited)

12.	Differences between Canadian GAAP and US GAAP (continued) Statements of Cash Flows (continued)

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2008	2007	2006	("March 26, 2004")

Supplement schedule of non-cash
transaction
Share issuance included in mining
interest	$10,800	$35,000	$-	$563,875
Warrant issuance included in
mining interest	$-	$-	$-	$184,750
Stock-option compensation
included in mining interest	$-	$-	$-	$111,475
Interest paid	$-	$-	$-	$45,159

ITEM 18: Financial Statements

See Item 17. (A.) - Financial Statements.

ITEM 19: Exhibits

(Reference is made to Registration Statement on Form 20-F, dated May 3, 2005, filed with the Securities and Exchange Commission on May 5, 2005, for exhibits 1, 2, and 3.A - 3.B. Reference is made to Amendment No. 1 to Registration Statement on Form 20-F, dated August 17, 2005, filed with the Securities and Exchange Commission on August 18, 2005, for exhibit 5.B. Reference is made to Amendment No. 2 to Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2005, for exhibits 3.C through 3.E. Reference is made to Annual Report on Form 20-F for the year ended May 31, 2006, filed with the Securities and Exchange Commission on December 26, 2006 for exhibits 3.F through 3.N and 5.A). Reference is made to Registration Statement on Form 20-F, dated December 12, 2007, filed with the Securities and Exchange Commission on December 12, 2007, for exhibits 3.O through 3.R.

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

Q.

Agreement for Purchase and Sale between the Company and McKeena Gold Inc. dated February 23, 2007 regarding the Banksian Lake Gold Property;

R.

Agreement for Purchase and Sale between the Company and McKeena Gold Inc. dated February 23, 2007 regarding the Angelina Gold Property;

4.

List of Subsidiaries

- None -

5.

Additional Exhibits

A.

2006 Stock Option Plan

B.

Audit Committee Charter

C.

Consent of R.H. Russell, M.Sc.

12.

Certifications

A.

Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act

B.

Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act

13.

Certifications

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

Dated: January 2, 2009