Form 20-F
period 2009-05-31
Grandview Gold, Inc.
filed 2009-12-31
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2009

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

                        None
(Title of Class)

- PAGE - i -

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 44,652,098.

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

Yes  ☐                       No   ☒

- PAGE - ii -

TABLE OF CONTENTS
FORM 20-F	I
TABLE OF CONTENTS	III
GLOSSARY	V
PART I	1

ITEM 1:	Identity of Directors, Senior Management and Advisors	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons For The Offer and Use Of Proceeds	2
D.	Risk Factors	2
ITEM 4:	Information on the Company	9
A.	Unresolved Staff Comments	9
B.	History and Development of the Company	9
C.	Business Overview	12
D.	Organizational Structure	14
E.	Property, Plants and Equipment	14
F.	Operating Results	34
G.	Liquidity and Capital Resources	41
H.	Research and Development, Patents and Licenses, Etc	41
I.	Trend Information	41
J.	Off-Balance Sheet Arrangements	41
K.	Tabular Disclosure of Contractual Obligations	41
ITEM 5:	Directors, Senior Management, and Employees	42
A.	Directors and Senior Management	42
B.	Compensation	44
C.	Board Practices	48
D.	Employees	48
E.	Share Ownership	48
ITEM 6:	Major Shareholders and Related Party Transactions	50
A.	Major Shareholders	50
B.	Related Party Transactions	50
C.	Interests of Experts and Counsel	51
ITEM 7:	Financial Information	51
A.	Consolidated Statements and Other Financial Information	51
B.	Significant Changes	51

- PAGE - iii -

ITEM 8:	The Offering and Listing	52
A.	Offer and Listing Details	52
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Shareholders	54
E.	Dilution	54
F.	Expenses of the Issue	54
ITEM 9:	Additional Information	54
A.	Share Capital	54
B.	Memorandum and Articles of Association	54
C.	Material Contracts	54
D.	Exchange Controls	56
E.	Taxation	57
F.	Dividends and Paying Agents	63
G.	Statements by Experts	63
H.	Documents on Display	64
I.	Subsidiary Information	64
ITEM 10:	Quantitative and Qualitative Disclosures about Market Risk	64
ITEM 11:	Description of Securities other than Equity Securities	64
PART II		65
ITEM 12:	Defaults, Dividend Arrearages and Delinquencies	65
ITEM 13:	Material Modifications to the Rights of Security Holders and Use of Proceeds	65
ITEM 14:	Controls and Procedures	65
ITEM 15:	Reserved	66
A.	Audit Committee Financial Expert	66
B.	Code of Ethics	66
C.	Principal Accountant Fees and Services	66
D.	Exemptions From the Listing Standards for Audit Committees	67
E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers	67
PART III		68
ITEM 16:	Financial Statements	68
ITEM 17:	Financial Statements	68
A.	Audited Annual Financial Statements, May 31, 2008	68
B.	Unaudited Quarterly Financial Statements, August 31, 2008	69
ITEM 18:	Exhibits	70
SIGNATURES		78

- PAGE  - iv -

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sam
cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.
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

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.
ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams

- PAGE - v -

patented mining claim	a claim to which a patent has been obtained from the government by compliance with laws relating to such claims.
prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria
Probable (indicated)	Reserves for which quantity and grade and/or quality are computed reserves

from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

proven (measured)	Reserves for which (a) quantity is computed from dimensions revealed reserves

in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3: Key Information

Unless expressed otherwise, all dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2005 through May 31, 2009, and for the period June 1, 2009 through November 30, 2009.

YEAR ENDED
MAY 31	AVERAGE
2005	0.7937
2006	0.8581
2007	0.8839
2008	1.0142
2009	1.1575

MONTH	LOW	HIGH
June 2009	1.0789	1.1640
July 2009	1.0763	1.1725
August 2009	1.0670	1.1121
September 2009	1.0591	1.1103
October 2009	1.0251	1.0961
November 2009	1.0427	1.0830

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

A. Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended May 31, 2009, 2008, 2007, 2006 and 2005 (audited), and the three month periods ended August 31, 2009 and 2008 (unaudited) which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ substantially from United States generally accepted accounting principles “(US GAAP”). Reference is made to Note 17 to the audited financial statements for the period ended May 31, 2009 in Item 17. Differences between Canadian GAAP and US GAAP for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences would affect the Company’s financial statements

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

Selected Financial Data

						Year	Year
	Three Months	Three Months	Year Ended		Year Ended	Ended	Ended
	Ended August	Ended August	May 31,	Year Ended	May 31,	May 31,	May 31,
(CAD$)	31, 2009	31, 2008	2009	May 31, 2008	2007	2006	2005
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)	(audited)	(audited)
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	$(463,040)	$(138,389)	$(7,887,918)	$(3,005,834)	$(2,239,170)	$(1,003,216)	$(1,485,564)
Basic Earning (Loss) Per Share	($0.01)	($0.00)	($0.20)	($0.09)	($0.11)	($0.07)	($0.14)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Period-end Shares	44,652,098	36,318,765	44,652,098	36,288,765	24,841,890	19,086,892	11,851,494
Cash	$324,654	$258,917	$106,593	$84,856	$1,299,277	$3,802,800	$244,067
Short term investments	Nil	$476,606	$407,493	$1,011,410	Nil	Nil	Nil
Working Capital	$251,035	$710,280	$469,609	$1,168,570	$1,575,617	$3,813,975	$810,711
Mineral Properties	$3,566,827	$10,613,651	$3,442,793	$10,282,950	$7,134,618	$3,415,766	$659,236
Long-term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$14,430,400	$14,213,066	$14,430,400	$14,202,266	$11,019,703	$9,543,301	$4,781,750
Shareholders’ Equity	$3,817,862	$11,413,931	$3,912,402	$11,541,520	$8,800,235	$7,229,741	$810,711
Total Assets	$3,934,256	$11,645,288	$3,999,201	$11,673,136	$9,217,009	$7,651,243	$943,727

US GAAP
Net Income (Loss)	$(545,279)	$(371,876)	$(2,586,978)	$(6,157,896)	$(6,062,489)	$(3,673,388)	$(1,743,463)
Income (Loss) Per Share	($0.01)	($0.01)	($0.06)	($0.18)	($0.29)	($0.25)	($0.20)
Mineral Properties	$554,575	$2,017,732	$512,906	$1,921,797	$1,677,568	$1,218,563	$400,775
Shareholders’ Equity	$808,539	$2,831,587	$985,318	$3,192,663	$3,343,185	$5,032,538	$552,250
Total Assets	$924,933	$3,062,944	$1,072,117	$3,324,279	$3,759,959	$5,454,040	$685,266

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons For The Offer and Use Of Proceeds

Not Applicable.

D. Risk Factors

The business of the Company entails significant risks, and an investment in the Company’s Common Shares (the “Shares”) should be considered highly speculative for a variety of reasons. An investment in the Shares should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. In addition to the usual risks associated with investment in a business, the following is a general description of significant risk factors, which should be considered.

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

Because We Have No Revenue Producing Operations, We are Dependent Upon Our Ability to Raise Funds In Order to Stay In Business. Since inception, the Company has not generated any revenues from mining operations. As of August 31, 2009, the Company had an accumulated deficit of approximately $19.5 million. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds from external sources to maintain our interests in our various properties in Canada and Peru, to acquire, explore, and if warranted, develop other mineral properties, participate in other projects and provide sufficient cash to fund operations. There is no assurance that we will be able to raise the funds on acceptable terms, or at all. If we do not raise these funds, we would be unable to pursue our planned business operations and investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

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

Adverse Government Policies and Environmental Risks Could Harm Our Business; The Amount of Capital Necessary to Meet All Environmental Regulations Associated with Our Exploration Programs Could Be In An Amount Great Enough to Force the Company to Cease Operations. Reference is made to “Item 4. Information on the Company. B. Business Overview.” for a discussion of the regulatory issues facing the Company. The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian and Peruvian governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, and developments of, our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

ITEM 4: Information on the Company

A. Unresolved Staff Comments

None.

B. History and Development of the Company

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

The Company’s executive office is located at:

330 Bay Street, Suite 820
Toronto, Ontario, M5H 2S8
Canada

Its registered and records office is located at Suite 500, 360 Bay Street, Toronto, Ontario, Canada. Its telephone number is (416) 486-3444.

The Company has financed its operations through the financings listed in the table shown below.

Table No. 1: Financings

Date of Offering	Nature of Issuance	Number of Shares	Capital Raised
July 22, 2004	Private Placement (1)	120,000	$120,000
August 23, 2004	Private Placement (1)	150,000	$150,000
September 30, 2004	Private Placement (1)	175,000	$175,000
December 23, 2004	Private Placement (2)	1,005,000	$1,005,000
August 31, 2005	Private Placement (3)	2,099,104	$2,623,880
September 15, 2005	Private Placement (3)	590,320	$737,900
October 19, 2005	Private Placement (3)	400,000	$500,000
March 27, 2006	Private Placement (4)	3,985,974	$4,384,571
December 28, 2006	Private Placement (5)	2,399,998	$1,559,999
March 16, 2007	Private Placement (6)	3,250,000	$1,462,500
July 6, 2007	Private Placement (7)	8,714,000	$3,485,600
December 21, 2007	Private Placement (8)	1,917,000	$1,114,850
December 28, 2007	Private Placement (9)	538,000	$349,700
December 5, 2008	Private Placement (10)	8,333,333	$416,666

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

(10) Units comprised of a total of 8,333,333 flow-through shares at a purchase price of $0.05 per common share for gross proceeds of $416,666. The Company and also issued broker warrants to acquire 666,666 common shares at a price of $0.05 per common chare for a period of 24 months after closing.

The Company does not have an agent in the United States.

Capital Expenditures

The table below shows historical capital expenditures

Fiscal Year	Expenditures
Fiscal 2001	$0
Fiscal 2002	$0
Fiscal 2003	$0
Fiscal 2004	$562
Fiscal 2005	$407,899
Fiscal 2006	$2,556,530
Fiscal 2007	$3,447,602
Fiscal 2008	$3,506,343
Fiscal 2009	$609,497

C. Business Overview1

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada “Dixie Lake Property” (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) an option to acquire a 60% interest in ten unpatented and two patented mining claims, located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in five mining claims located in Manitoba, Canada (the “Bissett Gold Camp Claims”), (v) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”), (vi) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the “Angelina Property”), (vii) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the “Banksian Property”), and (vii) an option to acquire an 100% interest in the 400 hectare Giulianita Project in the Department of Piura, Peru “the Giulianita Property”. During the year to date, the Company determined to let lapse its option to acquire a 50% interest in the GEM Property near Rice Lake.

As of May 26, 2009 the Corporation announced that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and would be returning the project to Mill City Gold Inc. pursuant to the underlying agreements

On July 15, 2009 the Company announced the signing of a Binding Memorandum of Understanding (the “Memorandum”) with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Giulianita Property”).

The Company is concentrating most of its resources on exploration of the Dixie Lake Property in the Red Lake Mining District in Ontario, Canada and the Giulianita Project in the Piura Department, Peru.

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

(d) the cost of mining the deposit;

(e) the cost of processing the ore to separate the gold from the host rocks, including refining the precious or base metals; (f) the costs to construct, maintain, and operate mining and processing activities; (g) other costs associated with operations including permit and reclamation costs upon cessation of operations; (h) the costs of capital; (i) the costs involved in acquiring and maintaining the property; and

(j) the price of the precious or base minerals. For example, the price of one ounce of gold for the years 2000-2006 ranged from low of $271 U.S. in 2001, to a high of $725.00 in 2006. At November 30, 2009, the closing price of gold was $1,175.75 U.S. per ounce.2 Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

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

2 Source: Kitco: Past Historical London Fix

Prior to commencing any exploration activities in any of the Province of Manitoba, the Piura Department, Peru, or the Province of Ontario, the Company or the party intending to carry out a work program on a mineral property is required to apply to the appropriate local government agencies for a number of permits or licenses related to mineral exploration activities. These permits or licenses include water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licenses, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or license.

As part of the permit or licensing requirements, the applicant may be required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2009 and 2010 exploration seasons. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Company believes that it is currently in compliance with all applicable environmental laws and regulations in the Provinces of Manitoba and Ontario, Canada and the Piura Department, Peru.

D. Organizational Structure

The Company has a wholly owned subsidiary, Grandview Gold (USA) Inc., which is a dormant company that has not engaged in any activity in the United States of America or elsewhere. With the cessation of exploration activity at the Pony Creek / Elliot Dome property in the US, the Company intends dissolving the extent corporation.

E. Property, Plants and Equipment

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada “Dixie Lake Property” (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) an option to acquire a 60% interest in ten unpatented and two patented mining claims, located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in five mining claims located in Manitoba, Canada (the “Bissett Gold Camp Claims”), (v) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”), (vi) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the “Angelina Property”), (vii) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the “Banksian Property”), and (vii) an option to acquire an 80% interest in the 400 hectare Giulianita Project in the Department of Piura, Peru “the Giulianita Property”. During the year to date, the Company determined to let lapse its option to acquire a 50% interest in the GEM Property near Rice Lake.

As of May 26, 2009 the Corporation announced that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and would be returning the project to Mill City Gold Inc. pursuant to the underlying agreements

On July 15, 2009 the Company announced the signing of a Binding Memorandum of Understanding (the “Memorandum”) with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% in the Giulianita Property.

There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Pony Creek/Elliott Dome Property, Elko County, Nevada

As of May 26, 2009 the Corporation announce that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and returned the project to Mill City Gold Inc., pursuant to the underlying agreements. The reader is directed to the 2008 20-F report for previous disclosure on this project.

Dixie Lake Property, Red Lake Mining Division, Ontario

The Company has acquired a 64% interest in 50 unpatented mineral claims located in the Red Lake Mining Division, Ontario. Originally, the Company acquired the option pursuant to an agreement dated August 26, 2005 (“Option Agreement”) with Fronteer Development Group Inc. (“Fronteer”). To acquire a 51% the Company was required (i) to incur exploration expenditures on the Dixie Lake Property of at least $300,000 on or before July 11, 2006, which it did, and (ii) make the following cash payments to Mr. Perry English (“English”), the individual who in 2002 originally granted Fronteer an option to acquire the Dixie Lake Property: (a) $10,000 on signing the Option Agreement, which it did (b) $25,000 on or before July 11, 2006, which it did, and (iii) $40,000 on or before July 11, 2007 (which it did). There is no known commercially mineable mineral deposit on the Dixie Lake Property.

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

Figure 1. Access to Dixie Lake

Figure 2. Dixie Lake Claims Map

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

Previous Exploration Programs

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

Hole Number	Azimuth	Dip	From (m)	To (m)	Length (m)	Grade (g/t Au)
DC-10-07	090o	-60o	181.83	182.30	0.47	163.75
			200.62	203,48	2.86	22.90
Incl			202.12	203.12	1.00	61.97

DC -15-07	070o	-55o	176.60	182.95	6.35	4.28
Incl			176.60	178.30	1.70	11.30

DC-18-07	070o	-55o	156.83	158.17	1.34	7.04

DC-08-1R	090o	-60o	127.60	129.80	2.20	18.26

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

2009 Exploration Program

During fiscal 2009 the Dixie Lake project saw limited geological work due to work commitments on other projects and limited funding. Work centered primarily on report writing with respect to the 2009 winter drilling program and further geological interpretation and computer modeling. Gemcom Software International Inc. was contracted to consolidate all drilling data and model mineralised zones at both the 88-04 Zone and limited information on the NS Zone. That modeling was used as the basis for an exploration program to be carried our in the summer of 2009 on the Property.

Subsequent to May 31, 2009 the Company completed a diamond drill program of 7 NQ drill holes for a total of 1556.8 metres. The holes were designed to test mineralisation intersected from previous drilling, specifically, extensions to & infill of, the 88-4 Zone, continuity between the 88-4 Zone & the 88-4 extension, & the high grade quartz veining, South of the 88-4 Zone. Gemcom software modelling of the drill database produced additional drill targets based on previous anomalous gold intersections tied to the known geology.

Highest assays from this latest drilling were returned from intercepts of the ‘High Grade Zone’, with 0.476 oz. Au/t over 0.5 metres, & 4.79 g/t Au over 1 metre, & 3.52 g/t Au over 1.5 metres, within the 88-04 zone. Intercepts from the 88-4 area are hosted by a sulphidic, silicic quartz veined chert-argillite between mafic volcanic sequences.

The gold appears to be confined by a zone of variably moderate to high strain, at or proximal to several mesoscale fold hinges, with higher grade gold confined to specific as yet poorly defined steeply plunging discrete smaller scale high strain sub-sets.

There is no known commercially mineable mineral deposit on the Dixie Lake Property.

Loisan Property, Red Lake, Ontario, Canada

The Company currently holds a 100% interest in eight mining claims covering approximately 60 hectares in the Red Lake Area, District of Kenora, in northwestern. The Red Lake area currently hosts two high-grade, world-class gold mines, Goldcorp’s Red Lake Mine and Placer Dome’s Campbell Gold Mine, each located approximately 25 kilometers from the Company’s claims. However, there can be no assurance a commercially mineable mineral deposit exists on the Red Lake Property.

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

Property Description and Location

The Sanshaw-Bonanza Property consists of 10 unpatented and 2 patented claims, located on Red Lake, approximately 1.5 kilometers north of the town of Red Lake, Ontario. Much of the property area is overlain by Red Lake, with the exception of two claims on Whitehorse Island. Access to the area during summer month is most easily accomplished via boat and in the winter months via ice roads from the town of Red Lake.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The region is covered with a variable layer of poorly documented till and associated fluvioglacial and lacustrine sediments, in the order of 0 to 15 meters in thickness. Outcrop percentage overall is less than 1%. On Whitehorse Island, there is negligible outcrop, though previous workers have cursorily mapped a few scattered exposures of Dome Stock intrusive rock.

Topographically, the area is characterized as low rolling relief, with moderate drainage on thin to medium thickness glacial and fluvioglacial deposits. Elevations range from about 350 to 400 meters above sea level.

Nearly all of the original vegetation has either been logged off or burnt.

Red Lake is located at the terminus of Highway 105, some 175 kilometers North of Kenora, and reached via the Trans Canada Highway. The Municipality of Red Lake is serviced by regular flights from Winnipeg and Thunder Bay, seven days a week.

History

Exploration was conducted in the mid-late 1930s and to 1948. Drilling on the Sanshaw-Bonanza Property intersected visible gold in a quartz veined, strongly silicic granodiorite/granite contact zone separating the Howey Stock from intermediate volcanic rocks of the Ball assemblage. A shaft was sunk and underground development was carried out on 2 levels with minor bulk sampling providing the above-mentioned resource.

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

Various operators have completed numerous geophysical surveys and that data has been compiled with other relevant data for future use.

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

Three holes targeted what is believed to be the southwest extension of a structural corridor from the Goldcorp/Premier Gold Bonanza property immediately adjacent to the Sanhaw-Bonanza Property. The drilling contractor had difficulties reaching bedrock and coring and after several attempts the holes were abandoned. The drill was pulled back to a land based setup and two holes were successfully drilled on the margin of the historic Orlac Deposit. Gold bearing mineralization was encountered in holes BS-08-03 and BS-08-04 in proximity to a granite-volcanoclastic contact zone. The following tables summarizes these results:

Hole Number	From (m)	To (m)	Length (m)	Grade (g/tonne Au)
PC-08-03	295.7	298.7	3.0	2.41
Incl	296.7	297.7	1.0	3.50

PC-08-04	298.4	302.9	4.5	2.03

Bissett Gold Camp, Manitoba

The Company acquired its interest in the Bissett Gold Camp Claims on April 1, 2005. The property consists of eleven claims, totalling 79 hectares. The 5 claims are located in the central area of the Bissett Gold Camp situated near the Manitoba/Ontario provincial border and approximately 240 kilometres northeast of Winnipeg. While the Company hopes to find gold on this property, there is no known commercially mineable mineral deposit on this property, and there can be no assurance that a commercially mineable mineral deposit exists on this property.

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

Property Description and Location

The Bissett Gold Camp Claims are located on the Rice Lake greenstone belt, near the Manitoba/Ontario border and approximately 240 kilometers northeast of Winnipeg, and approximately 90 kilometers west of the Company’s Red Lake property interests.

Figure 3. General Location of Bissett, Manitoba

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

Geology

The Sanshaw-Bonanza Property is located in the Rice Lake greenstone belt, a region in south-eastern Manitoba known as the Superior Province. The Superior Province is a terrain of large granitic masses separated by greenstone belts, which consists of rocks and volcanic of sedimentary origin. Rice Lake is an Archean lode gold mining area.

History of Exploration on the Bissett Gold Camp

The Sanshaw-Bonanza Property contains two patented mining claims, namely the Clappelou and Packsack claims. Gold mineralization on the Packsack claim was first discovered and explored in 1919 and subsequently held by Packsack Mines Limited during the period 1934-1937. Significant gold mineralization was discovered; a mining lease was obtained and a shaft was sunk down to the 525-foot level. Additional mine shafts were sunk and gold mineralization was discovered on Claims # W46039 and W46040.

Exploration Program

The Company has conducted very little field work on the Sanshaw-Bonanza Property, but a geological compilation of historic information of the Rice Lake Greenstone Belt included the are underlying this property. Further work will be carried out as warranted in the future.

There is no known commercially mineable mineral deposit on the Sanshaw-Bonanza Property and there can be no assurance that a commercially mineable mineral deposit exists on the Sanshaw-Bonanza Property.

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

GVG Property, Manitoba

The Company has a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187

In the fall of 2005, the Company undertook to stake unpatented mining claims in the Long Lake–Cat Lake area of south-eastern Manitoba, near the town of Bissett where San Gold Company is currently producing gold. The GVG Property is approximately 3,975 hectares in area, and is believed to cover similar geology that hosts the Red Lake Mine, Campbell Mine, and Madsen Mine, in Red Lake, Ontario, located less then 100 kilometers to the east of the GVG Property.

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

In 2005 the Company completed an airborne geophysical survey over the GVG Property. In 2007 a limited, grass roots style prospecting and mapping program was conducted in the area and several traverses over the property were undertaken. The Company plans to evaluate further the area in conjunction with other project in the Rice Lake Greenstone Belt.

Mining Operations

To date, the Company has not carried out any mining or exploration activities on the GVG Property.

Angelina Property, Manitoba

The Company has acquired a 100% interest in four unpatented mining claims, covering 351 hectares in the Rice Lake belt in southeastern Manitoba. To acquire its interest the Company issued McKeena Gold Inc. warrants to purchase 100,000 shares at an exercise price of $0.70 per Share, expiring February 28, 2008.

Property Description and Location

The Angelina Property is located approximately 25 km southeast of the town of Bissett in southeastern Manitoba within an area commonly referred to as the Rice Lake Greenstone Belt. The Rice Lake Greenstone belt accounts for nearly two million ounces of past gold production. Most historical production has come from the Rice Lake Gold Mine (formerly the San Antonio Gold Mine) in Bissett, Manitoba.

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

Gem Property, Manitoba

During the year to date, the Company determined to let lapse its option to acquire a 50% interest in the GEM Property near Rice Lake.

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

Peruvian Exploration

Giulianita Project, Piura, Peru

On July 15, 2009 the Company announced the signing of a the Memorandum with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Giulianita Property”). The Option provides the Company with a right to earn an 80% interest in the Property by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. The Option also allows Grandview to acquire the remaining 20% subject to it making an additional payment of US$300,000 and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

Property Description and Location

The Giulianita Property is located in northwest Peru, approximately 20 kilometers west of the of Suyo, in the Suyo District, Ayabaca Province, in the Department of Piura. The Giulianita Property is located just north of the Pan American highway and is easily accessible by well-established second and tertiary roads. The property consists of 2 mineral claims, 400 hectares in total area.

History of Exploration

Very little modern exploration has been carried out in Giulianita Property area, as it has only recently become a focus for artisanal gold mining by local groups. Limited previous work has identified at least five zones of epithermal style gold mineralization. Of these targets three appear to be vein/fault hosted high-grade gold zones and two appear to host the potential for lower grade, disseminated bulk mining targets.

Geological Setting

Geologic work has revealed the presence of widespread silicified and argillically altered volcanic rocks with numerous associated gold-bearing quartz veins that are currently being exploited by local artisanal miners. Widespread gold mineralization on Giulianita Property and in the general area is associated with a series of NE/SW trending veins/structures that hosts typical epithermal style mineralization with grades in excess of 1 ounce per ton from selected artisanal workings. There is a second set of well-developed NW/SE veins/structures that also host significant gold mineralization and has see small-scale mining in recent years.

Volcanic units throughout the project area display moderate to strong alteration and significant work is required to understand and develop the overall geological settings and it’s bearing on economic gold mineralization.

Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended May 31, 2009, 2008 and 2007 and the three month periods ended August 31, 2009 and August 31, 2008, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar.

The Company’s financial statements were prepared in accordance with accounting principals generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”) which affects the Company is contained in contained Note 17 to the audited financial statements for 2009 and Note 13 to the financial statements for the first quarter ended August 31, 2009.

In addition to historical information, the following discussion contains certain forward-looking statements within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included herein that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this discussion, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors, including those discussed in “Risk Factors” and elsewhere in this Annual Report. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made..

Overview

Grandview is a mineral exploration company focused on the acquisition and exploration of gold and other precious metal properties in the United States and Canada. At the present time none of the Company’s properties contain a known commercially mineable mineral deposit.

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 64% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada “Dixie Lake Property” (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) an option to acquire a 60% interest in ten unpatented and two patented mining claims, located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in five mining claims located in Manitoba, Canada (the “Bissett Gold Camp Claims”), (v) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”), (vi) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the “Angelina Property”), (vii) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the “Banksian Property”), and (vii) an option to acquire an 100% interest in the 400 hectare Giulianita Project in the Department of Piura, Peru “the Giulianita Property”. During the year to date, the Company determined to let lapse its option to acquire a 50% interest in the GEM Property near Rice Lake.

As of May 26, 2009 the Corporation announced that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and would be returning the project to Mill City Gold Inc. pursuant to the underlying agreements

On July 15, 2009 the Company announced the signing of a Binding Memorandum of Understanding (the “Memorandum”) with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Giulianita Property”).

There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Pony Creek / Elliot Dome Properties in the State of Nevada

As of May 26, 2009 the Corporation announced that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and will be returning the project to Mill City Gold Inc. pursuant to the underlying agreements.

Grandview had a 60% undivided interest in the Pony Creek and Elliot Dome properties, both in Elko County, Nevada.

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

The cumulative exploration costs and acquisition costs originally capitalized for these properties were written off at the end of fiscal 2009, as the Company no longer considered it feasible to continue incurring the property payments required to maintain its interest. The total write-off incurred during 2009 was $5,903,342 (2008: $Nil; 2007: $Nil).

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in the Loisan Property. Grandview has earned a 64% interest in the Dixie Lake Property pursuant to the Option Agreement with Fronteer, located in the Red Lake Mining District, Ontario, Canada

Grandview has an option to acquire a 60% interest in Sanshaw-Bonanza Property. Grandview may earn this interest, under an amended agreement with EMCO Corporation SA (“EMCO”), by incurring $500,000 in resource exploration and development expenditures and by issuing 100,000 common shares of the Company in addition to the 55,000 shares already issued to EMCO (155,000 common shares were issued and valued at $57,000 up to August 31, 2007) and also by issuing 200,000 warrants at an exercise price of $1.40 per share (which expire 36 months from the date of issuance). Grandview has completed the required expenditures pursuant to the option agreement with EMCO.

Exploration costs of $166,822 were incurred 2009 on the Red Lake Properties (2008: $1,744,811: 2007: $456,357). Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2009 were $3,511,576.

Rice Lake Properties – Bissett, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in five (5) mining claims, located in Manitoba, Canada (the Bissett Gold Camp Claims). Grandview has an option to acquire a 50% interest in the Gem Property, a property consisting of Seven (7) claims covering 1,594 hectares, located near Rice Lake, Manitoba. Grandview could earn this interest by completing $250,000 in exploration work by December 31, 2008. Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake–Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the GVG Property). Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the Angelina Property). Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the Banksian Property).

As the exploration results from the Manitoba properties have been largely disappointing and as management considers the likelihood of future profitable development or production to be low, the Company decided to write off during 2009 the total accumulated capitalized exploration expenditures incurred to date of $1,557,112 (2008: $Nil; 2007: $Nil) associated with these properties.

Rocky Ridge Property in Manitoba, Canada

Grandview had an option to acquire a 70% interest in 7 mining claims, located in the Lac du Bonnet mining district of Manitoba (the “Rocky Ridge Property”). The Company allowed its option to lapse on this property during 2008, due to poor drill results.

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

On December 5, 2008, the Company closed a brokered private placement with Sandfire Securities Inc. This offering resulted in the issuance of 8,333,333 flow-through common shares to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666. In connection with this offering, Grandview paid a cash fee of 8% of the gross proceeds raised under the offering and also issued broker options to acquire 666,666 common shares at a price of $0.05 per common share for a period of 24 months after closing. The securities issued pursuant to this offering were subject to a four (4) month statutory hold period commencing from the date of issuance.

F. Operating Results

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

Year ended May 31, 2009, compared with year ended May 31, 2008

	Year Ended	Year Ended
	May 31, 2009	May. 31, 2008
Revenue	$ 0	$ 0
Expenses	555,800	2,797,600
Net loss	(7,887,918)	(3,005,834)
Net loss per share	(0.20)	(0.09)
Cash flows used in operating activities	(349,009)	(1,560,453)
Cash and cash equivalents, end of period	106,593	84,856
Assets	3,999,201	11,673,136

Grandview incurred a net loss of $7,887,918 during 2009, compared with $3,005,834 for 2008 and $2,239,170 for 2007. The increased net loss for the 2009 compared to the previous years is attributable to $7,460,454 in write-off of mineral properties incurred during 2009 (2008: $528,376; 2007: $Nil). The increased loss was partially offset by lower stock-based compensation expense recorded during 2009 of $Nil (2008: $1,322,125; 2007: $1,358,687).

Other categories of expenses were consistently lower during 2009 compared with previous reporting periods, attributable to low levels of corporate and operational activity during 2009, as well as efforts by the Company to curtail expenditures.

Cash flows used in operating activities for 2009 of $349,009 compares with $1,560,453 for 2008 and $1,668,606 for 2007. The reduction in cash flows used in operating activities is due to a significant reduction in exploration and development activities overall.

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

Flow-through interest expense of $44,688 for 2008 is the result of interest charges calculated on the monthly amount of unspent flow-through funds. Total flow-through funds of approximately $1.6 million relating to 2008 under the “look-back rule” were completely expended by December 31, 2007. The $141,366 in flow-through interest expense for 2007 is the result of regulatory interest and penalties that arose from the Company’s failure to expend the approximately $2.0 million in flow-through expenditure obligation by December 31, 2006 (actual expenditure approximately $1.3 million), as required pursuant to flow-through subscription agreements entered into by the Company with certain investors in the fall of 2006. The funds were expended largely in connection with the exploration of the Company’s properties but these expenses did not all qualify as Canadian exploration expenses.

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

The Company’s asset base improved considerably in 2007 from the corresponding period 2006 as a result of capital raised by the Company through private placements.

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

Three months ended August 31, 2009 compared with three months ended August 31, 2008 (unaudited)

Grandview incurred a net loss of $463,040 for the first quarter 2010, compared with $138,389 for the first quarter 2009. The increase in net loss for the first quarter 2010 compared with the corresponding period last year is predominantly attributable to share-based payment expense of $368,500 incurred during the first quarter 2010, compared with $Nil for the first quarter 2009.

Cash flows used in operating activities for the first quarter 2010 of $65,398 compares with $40,843 for the first quarter 2009.

SUMMARY OF QUARTERLY RESULTS

The following tables set out financial performance highlights for the past eight quarters.

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	Aug. 31,	May. 31,	Feb. 28,	Nov. 30,
	2009	2009	2009	2008
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	460,325	74,970	243,077
Net loss	(463,040)	(6,063,504)	(1,589,709)	(96,316)
Net loss per share	(0.01)		(0.04)
Cash flows used in operating activities	(65,398)	(70,034)	(112,647)	(125,485)
Cash and cash equivalents & short-term investments, end of period	324,654	514,086	694,958	479,071
Assets	3,934,256	3,999,201	10,094,150	11,369,813

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
	2008	2008	2008	2007
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	138,952	425,903	264,491	1,731,395
Net income (loss)	(138,389)	(870,408)	(34,115)	(1,711,526)
Net income (loss) per share	(0.00)	(0.03)	(0.00)	(0.05)
Cash flows used in operating activities	(40,843)	(244,135)	(99,957)	(956,614)
Cash and cash equivalents & short- term investments, end of period	735,523	1,096,266	1,927,043	1,146,482
Assets	11,645,288	11,673,136	12,383,498	11,312,038

Grandview’s working capital on August 31, 2009 was $251,035, compared with $469,609 on May 31, 2009. The cash balance August 31,2009 was $324,654, compared with cash and short-term investments on May 31, 2009 of $106,593 and $407,493 respectively.

Off-Balance-Sheet Arrangements

There are no off-balance sheet arrangements. .

G. Liquidity and Capital Resources

From the period January 2010 to December 2010, the Company’s current plan indicates it will have expenditures of approximately $1,485,000 on exploration and general and administrative expenses. Exploration activities on its various properties in Peru and Canada, for the twelve months ending May 31, 2010 is estimated to be approximately $500,000. At December 18, 2009, the Company had approximately $2.2 million cash on hand. The Company plans to pay for these expenses from its working capital and planned sale of its securities. However, there can be no assurances the Company will be able to raise the necessary funding for future exploration and development activities.

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

H. Research and Development, Patents and Licenses, Etc.

During the last three fiscal years, the Company has not engaged in any research and development activities. Its activities have been focused on (i) raising funds through the sales of its Shares in various private placements, (ii) acquiring property interests in the United States and Canada, and (iii) conducting exploration activities on those properties.

I. Trend Information

Not Applicable

J. Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

K. Tabular Disclosure of Contractual Obligations

Payments Due by Period
Payments Required
to Maintain		Less than			More than
Property Interests	Total	One Year	1-3 Years	3-5 Years	Five Years

Payments Due by Period
Payments Required
to Maintain		Less than			More than
Property Interests	Total	One Year	1-3 Years	3-5 Years	Five Years
Option Payments Due re Giulianita Project	$20,000 US next 5 years	$20,000 US (1)	$0	$0	$0
Required Exploration Expenditures on Giulianita Project	$1,450,000 US	$150,000 CAD	$1,300,000 CAD	$0	$0
Total	$20,000 US	$20,000 US	$1,300,000 CAD	$0	$0
	$1,450,000 CAD	$150,000 CAD

           Note:
1. Paid on signing; no further cash payments due to property owners.

Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the above payment obligations.

ITEM 5: Directors, Senior Management, and Employees

A. Directors and Senior Management

Date of First
Election or
Name	Title	Date of Birth	Appointment
Paul Sarjeant	President and CEO	May 29, 1960	November 1, 2006
Michael Hitch	Chairman of the Board of Directors	November 16, 1962	November 8, 2005
Richard Brown	Director	March 25, 1958	March 26, 2004
Dr. Peter Born	Director	April 28, 1953	June 7, 2007
Ernest Cleave	Chief Financial Officer	October 2, 1969	January 6, 2006
Ian Grant	Director	June 23, 1958	March 26, 2004
R. Ian Mitchell	Corporate Secretary	October 25, 1977	November 7, 2005
Harold Wolkin	Director		April 15, 2008
Ken Hight	Director		May 12, 2008

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

Ernest Cleave, Chief Financial Officer

Mr. Cleave was recently responsible for leading the Sarbanes-Oxley compliance projects at NYSE/TSX listed Falconbridge Ltd. and Goldcorp Inc. Mr. Cleave directed corporate planning and analysis, treasury, internal control and regulatory compliance at Goldcorp Inc. from 2001 to 2005. From 1997 to 2001, he worked with Bata Limited in various financial roles, including Controller for Bata South Africa and Chief Financial Officer, Bata International – Africa region. Mr. Cleave serves, on a part-time basis, as Chief Financial Officer, of Gold Run Inc., a start-up gold exploration company, with interests in Nevada. Mr. Cleave devotes approximately 20 hours per month each on his duties as chief financial officer of the Company and Gold Run Inc.

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

B. Compensation

The compensation for the Company’s executive officers for the fiscal years ended May 31, 2009, May 31, 2008 and May 31, 2007 is as set out below:

Financial Year Ended May 31, 2009

				Non-equity
				incentive plan
				compensation
				($)

Name and		Share- based	Option- based	Annual	Long-term	Pension	All other	Total
principal	Salary	awards	awards	incentive	incentive	Value	compensation	compensation
position	($)	($)	($)	plans	plans	($)	($)	($)
Dr. Michael Hitch
Chairman and Former Interim CEO	35,000.00	Nil	Nil	Nil	Nil	Nil	Nil	35,000.00
Paul Sarjeant
President, CEO and a Director	150,010.00	Nil	Nil	Nil	Nil	Nil	94,000	244,010.00
Ernest Cleave
Chief Financial Officer	51,794.00	Nil	Nil	Nil	Nil	Nil	Nil	51,794.00

Financial Years Ended May 31, 2008 and May 31, 2007
		Annual Compensation			Long-Term Compensation
					Awards		Payouts
						Shares or
					Securities	Units
				Other	Under	Subject to
Name and				Annual	Options	Resale	LTIP	All Other
Principal		Salary	Bonus	Compensati on	Granted	Restrictions	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
Dr. Michael Hitch	2008	66,000.00	Nil	Nil	225,000	Nil	N/A	Nil
Chairman and Former Interim CEO	2007	71,750.0 0	Nil	Nil	Nil	Nil	N/A	Nil
Paul Sarjeant
President, CEO	2008	150,000.00	Nil	24,000.00	600,000	Nil	N/A	Nil
and a Director	2007	91,000.00	Nil	14,000.00	500,000	Nil	N/A	Nil
Ernest Cleave
Chief Financial	2008	76,974.00	Nil	Nil	250,000	Nil	N/A	Nil
Officer	2007	21,000.00	Nil	Nil	Nil	Nil	N/A	Nil

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

Refer Section B “Compensation” above.

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

D. Employees

As of the date hereof, the Company no full time employees. The Company has consulting contracts with 3 individuals for various technical and executive services. These consultants are as follows: i) Doublewood Consulting (Paul Sarjeant) for senior executive duties relating to overall guidance and management of the company, ii) Ernest Cleave who acts as Chief Financial Officer for the Company, (iv) Antediluvial Consulting (Toby Hughes, P.Geo.) who acts as Vice President of Exploration for the Company and is responsible for overall management and direction of our exploration activities,

Share Ownership

The following table outlines shows the common shareholdings of the Directors and Senior Management, as at August 31, 2009.

Table No. 2: Shareholdings of Directors and Senior Management (at August 31, 2009)

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

2.	This amount does not include 350,000 Shares owned by Mr. Brown’s wife and Mr. Brown disclaims beneficial ownership of the Shares owned by his wife.

The following table sets forth the Company’s outstanding stock options as at August 31, 2009.

Table No. 3: Stock Options Outstanding (at August 31, 2009)
		Exercise
	Number of	Price
Name	Shares	$	Expiration Date
Alex Korbourgh	75,000	0.68	27-Sep-12
Ernest Cleave	225,000	0.15	23-Jun-14
Harold Wolkin	450,000	0.15	23-Jun-14
Ian Grant	150,000	1.80	02-Apr-11
Ian Grant	150,000	0.68	27-Sep-12
Joel Strickland	100,000	1.80	03_Apr-11
Ken Hight	450,000	0.15	23-Jun-14
Laura Neubert	250,000	0.68	27-Sep-12
Martin Tuchsherer	50,000	0.68	28-Sep-12
Michael Hitch	150,000	1.25	06-Jan-11
Michael Hitch	100,000	1.80	03-Apr-11
Michael Hitch	225,000	0.68	27-Sep-12
Michael Hitch	450,000	0.15	23-Jun-14
Oballan Capital	700,000	0.68	27-Sep-12
Paul Sarjeant	500,000	1.00	31-Oct-11

		Exercise
	Number of	Price
Name	Shares	$	Expiration Date
Paul Sarjeant	600,000	0.68	27-Sep-12
Paul Sarjeant	650,000	0.15	23-Jun-14
Peter Born	150,000	0.68	27-Sep-12
Peter Born	450,000	0.15	23-Jun-14
Peter MacDonald	50,000	0.68	27-Sep-12
Richard Brown	200,000	1.80	03-Apr-11
Richard Brown	200,000	0.68	27-Sep-12
Richard Brown	450,000	0.15	23-Jun-14
Toby Hughes	225,000	0.15	23-Jun-14

ITEM 6: Major Shareholders and Related Party Transactions

A. Major Shareholders

Centerpoint Resources Inc. holds approximately 28.04% of the Company’s shares, acquired by way of a private placement financing (see Significant Changes: Item 7B). Centerpoint Resources Inc. is a privately held British Columbia corporation which invests in natural resource properties and also makes investments in companies, public and private, which operate in the natural resource sector.

At December 21, 2009, the Company had 496 U.S. holders of record, holding 4,278,830 common shares, which represented 6.00% of the Company’s outstanding shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B. Related Party Transactions

On October 31, 2006 the Company made a $90,000 loan to Paul Sarjeant, the Company’s Chief Executive Officer, President, and a director. The loan is unsecured, bears no interest, and is due on October 31, 2009. At November 30, 2009 $10,000 of the loan was outstanding.

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

Consulting Services Agreement

The Company entered into a consulting services agreement (the "Consulting Services Agreement") with Michael Hitch whereby Mr. Hitch agreed to serve as the Company’s Chief Executive Officer. Under the terms of the Consulting services Agreement, the Company agreed to pay Mr. Hitch CDN $6,250 per month in exchange for management, leadership and strategic business development services. The Consulting Services Agreement had a three month term ending September 12, 2006. Although Mr. Hitch is no longer serving as Chief Executive Officer, he continues to provide consulting services to the Company and the contract has been extended to December 31, 2007, with a further option for renewal until December 31, 2008. The Consulting Agreement was renewed in December 2007 for a further one year term but the payments under the Consulting Contract were reduced to CDN $5,000 per month. As of December 31, 2008 the consulting contract with Mr. Hitch was mutually terminated.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 7: Financial Information

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

B. Significant Changes

The Company closed a private placement effective December 3, 2009 with Centerpoint Resources Inc (“Centerpoint”), a corporation incorporated under the laws of the Province of British Columbia and 10 other placees, resulting in aggregate proceeds to the Company treasury of $2M CAD to fund exploration and development of the Giulianita project in Peru and to maintain Canadian operations.

This private placement resulted in the issuance to Centerpoint of 20 million units, at a price of $0.075 per unit for, aggregate proceeds to Grandview of $1,500,000. Each unit consisted of one common share and one common share purchase warrant, with each whole Warrant entitling the holder to acquire one further common share at a price of $0.12, expiring 24 months from the date of issue. In addition, Grandview completed a concurrent non-brokered financing resulting in the issuance of an additional 6,666,665 units, some of which were acquired by directors and officers of Grandview.

The private placement required the approval of the Company’s shareholders, which was obtained at the Annual and Special Meeting of the Company, which was held on November 30, 2009. Centerpoint will hold approximately 28.04% (prior to exercise of the warrants issued as part of the private placement) of the outstanding shares on the Company. The Company also appointed Mr. Jack Austin and Mr. Ted Nunn to the Board of Directors of the Company.

ITEM 8: The Offering and Listing.

A. Offer and Listing Details

The Company’s Shares are currently listed for trading on the TSX (Toronto Stock Exchange) under the trading symbol "GVX” and in the United States on the OTC Bulletin Board under the symbol “GVGDF”. Prior to April, 2006, the Company’s Shares were listed and posted for trading on the CNQ.

Following is information on the trading history of the Company’s Shares:

The low and high market prices for the Shares, on a quarterly basis, since June 1, 2006, on the TSX Exchange and CNQ are as follows:

TSX Exchange and CNQ
MONTH AND YEAR	LOW	HIGH
June 1, 2006 – August 31, 2006(1)	0.78	1.25
September 1, 2006 – November 30, 2006(1)	0.64	1.12
December 1, 2006 – February 28, 2007	0.36	0.73
March 1, 2007 – May 31, 2007	0.39	0.64
June 1, 2007 – August 31, 2007	0.35	0.57
September 1, 2007 – November 28, 2007	0.28	1.40
December 1, 2007 - February 28, 2008	0.43	0.70
March 1, 2008 - May 31, 2008	0.23	0.50
June 1, 2008 - August 31, 2008	0.17	0.30
September 1, 2008 – November 30, 2008	0.04	0.23
December 1, 2008 - February 28, 2009	0.035	0.14
March 1, 2009 – May 31, 2009	0.07	0.12
June 1, 2009 – August 31, 2009	0.055	0.14
September 1, 2009 – November 30, 2009	0.075	0.13

Notes:

1. Trading on the CNQ

The Company’s Shares commenced traded on the OTC Bulletin Board on February 23, 2006. The low and high market prices for the Shares, on a quarterly basis, in U.S. dollars, on the OTC Bulletin Board, since February 23, 2006, are as follows:

OTC Bulletin Board
MONTH AND YEAR	LOW	HIGH
February 23, 2006 – February 28, 2006	1.095	1.250
March 1, 2006 – May 31, 2006	0.600	1.600
June 1, 2006 – August 31, 2006	0.600	1.050

OTC Bulletin Board
MONTH AND YEAR	LOW	HIGH
September 1, 2006 – November 30, 2006	0.521	0.892
December 1, 2006- February 28, 2007	0.335	0.900
March 1, 2007 – May 31, 2007	0.363	1.010
June 1, 2007- August 31, 2007	0.290	0.473
September 1, 2007 – November 28, 2007	0.420	1.027
December 1, 2007 - February 28, 2008	0.431	0.72
March 1, 2008 - May 31, 2008	0.231	0.599
June 1, 2008 - August 31, 2008	0.101	0.359
September 1, 2008 – November 30, 2008	0.031	0.209
December 1, 2008 - February 28, 2009	0.035	0.115
March 1, 2009 – May 31, 2009	0.06	0.095
June 1, 2009 – August 31, 2009	0.0655	0.149
September 1, 2009 – November 30, 2009	0.07	0.148

The low and high market prices for the Shares on the TSX Exchange for the period June, 2009 to November, 2009, in Canadian dollars, are as follows:

TSX EXCHANGE
DATE	LOW	HIGH
June 2009	0.055	0.135
July 2009	0.08	0.11
August 2009	0.08	0.105
September 2009	0.095	0.13
October 2009	0.08	0.12
November 2009	0.075	0.095

The low and high market prices for the Shares on the OTC Bulletin Board for the period May, 2009 to November, 2009, in U.S. dollars, are as follows:

OTC BULLETIN BOARD
DATE	LOW	HIGH
May 2009	0.0643	0.085
June 2009	0.0691	0.124
July 2009	0.072	0.149
August 2009	0.082	0.149
September 2009	0.0769	0.148
October 2009	0.073	0.110
November 2009	0.070	0.093

The closing prices of the Shares on the TSX on November 30, 2009 and the OTC Bulletin Board were $0.09 Canadian. and $0.089 U.S., respectively.

B. Plan of Distribution

Not applicable.

C. Markets

See A. above

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 9: Additional Information

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

6. Following the termination of its Management Services Agreement with Ray Pecoskie in June 2006, the Company entered into a consulting services agreement (the "Consulting Services Agreement") with Michael Hitch whereby Mr. Hitch agreed to serve as the Corporation's Chief Executive Officer. Under the terms of the Consulting services Agreement, the Corporation agreed to pay Mr. Hitch $6,250 Can. per month in exchange for management, leadership and strategic business development services. The Consulting Services Agreement had a three month term and expired on September 12, 2006. Although Mr. Hitch is no longer serving as the Company’s Chief Executive, he continues to provide consulting services. Accordingly, the Consulting Services Agreement has been extended to December 31, 2007, with a further option to extend the agreement to December 31, 2008. The Consulting Services Agreement was mutually terminated as of December 31, 2008.

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

8. On July 11, 2006 the Company retained Connect Capital Limited (“CCL”) and Connect Corporate Communications Inc. (“CCCI” and collectively the “Connect Group”) to assist with invest and public relation services on behalf of the Company. CCL and CCCI each receive a monthly retainer of $10,000 US for an 18-month term subject to termination by the Company with 30 days written notice. The Company has also issued to CCL an option to purchase 500,000 Shares at an exercise price of $1.10 per Share for the term of the agreement. The company has terminated all agreements with the Connect Group.

9. On July 12, 2006 the Company entered into a Field Management Agreement with Carlin Trend Mining Services (“Carlin Trend”) pursuant to which the Company hired Carlin Trend, on a month-to-month basis, to oversee and conduct exploration work on the Pony Creek/Elliott Dome Property. This Field Management Agreement was termintated when the company ceased operations on the Pony Creek/Elliot Dome Project. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

12. On July 11, 2006 the Company retained the services of Mr. Ted Markovitz as a capital markets consultant. Under the terms of the agreement, Mr. Markovitz has received an option to purchase 100,000 Shares at an exercise price of $1.10 per Share. This agreement has also been terminated.

13. On November 23, 2006 the Company entered into an agreement with Harvest Gold Corporation pursuant to which the Company acquired an option to earn up to a 70% interest in the Rocky Ridge Property, in the Lac du Bonnet Mining District in Manitoba. The Company elected to not proceed with this project. See Item 4D. History and Development of the Company: Property, Plant and Equipment.

14. On October 31, 2006 the Company entered into a consulting agreement with Paul Sarjeant pursuant to which Mr. Sarjeant agreed to serve as the Company’s president and chief executive officer. Mr. Sarjeant’s contract has a three year term, expiring on October 27, 2009. As of October 31, the Company entered into a new two year contract with Mr. Sarjeant to serve as the Company’s president and chief executive officer. See Item 6B. Directors, Senior Management and Employees - Compensation.

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

(a "US Holder")

This summary is based on the facts set forth in this Form 20-F, the current provisions of the US Treaty, the Canadian Tax Act and regulations thereunder, and our understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA"), and takesinto account all specific proposals to amend the Canadian Tax Act (the "Proposed Amendments") publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other change to any relevant law or administrative or assessing policy or practice, although no assurances can be given in this respect. Except as otherwise expressly set out herein, this summary also does not take into account any provincial, territorial or non-Canadian income tax law, the implications of which may differ from the Canadian federal income tax considerations.

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

United States Taxation

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below). This summary does not address all potentially relevant U.S. federal income tax matters and it does not address consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences. (Certain, but not all, foreign tax consequences are described above under “Taxation - Certain Canadian Federal Income Tax Consequences -General.”)

The following summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time including, without limitation, United States rates of taxation. This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No rulings have been or will be sought from the IRS with respect to any of the U.S. federal income tax issues discussed in this summary, and no assurance can be given that the IRS will not successfully challenge any tax positions described herein.

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

U.S. Holders

As used herein, a “U.S. Holder” means a Holder of our shares who is: (1) a citizen or individual resident (as defined under United States tax laws) of the United States; (2) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; (3) an estate the income of which is taxable in the United States irrespective of source; or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person.

This summary does not address the United States tax consequences to, and the term “U.S. Holder” does not include, persons subject to special provisions of United States federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. tax expatriates, persons or entities that have a “functional currency” other than the U.S. dollar, persons who common our shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who hold common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

Distributions on our Shares

Subject to the discussion below regarding passive foreign investment companies (“PFICs”) and controlled foreign corporations (“CFCs”), U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed the Company’s current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for “long-term“ net capital gains (e.g. gains realized on capital assets owned more than one year)are applicable under current law to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership or disposition of the common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific “baskets” of income. Foreign taxes assigned to a particular basket generally cannot offset United States tax on income assigned to another basket. Unused foreign tax credits can generally be carried back one year and carried forward ten years. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and U.S. Holders should consult their own U.S. tax advisors regarding their ability to utilize foreign tax credits in light of their individual circumstances.

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

Shareholder Election

The adverse tax consequences associated with a PFIC may be avoided if the U.S. Holder has elected to treat the PFIC as a QEF with respect to that U.S. Holder (a “QEF Election”) effective for each of the PFIC's taxable years beginning on or after January 1, 1987, which include any portion of the U.S. Holder’s holding period. In general, U.S. Holders of a QEF are taxable currently on their pro rata share of the QEF’s ordinary income and net capital gain regardless of whether such income or gain is actually distributed. Certain reporting obligations to the IRS must also be met by the U.S. Holder if there is a QEF Election in place.

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

Mark to Market Election

As an alternative to making a QEF Election, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that is a PFIC may elect to mark such stock to the market (a “Mark-to-Market Election”). If such an election is made, such U.S. Holder will not be subject to the special PFIC taxation rules described above for the taxable years for which the Mark-to-Market Election is made and subsequent taxable years if not revoked. Instead, a U.S. Holder who makes such an election will include in income for each taxable year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of such tax year over such U.S. Holder's adjusted tax basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the common shares included by such U.S. Holder for prior tax years, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. Amounts included in income are deducted under the mark-to-market Election, and gain pr loss on a disposition of shares, are classified as ordinary income or loss. A U.S. Holder's adjusted tax basis in the common shares will be increased or decreased to reflect the amount included or deducted as a result of the Mark-to-Market Election. A Mark-to-Market Election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election. Various IRS reporting requirements may also apply to a U.S. Holder who makes a mark-to-market Election.

The PFIC, QEF Election, and Mark-to-Market Election rules are complex. U.S. Holders should consult their own tax advisors regarding the availability of, an procedure for, and consequences of, making an QEF Election.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the Company’s stock is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships, corporations or estates or trusts (other than foreign estates or trusts), each of whom own 10% or more of the total combined voting power of all classes of stock (“United States Shareholders”), the Company could be treated as a CFC under Subpart F of the Code. This classification would cause many complex results, including the required inclusion by such United States Shareholders in income of their pro rata share of “Subpart F income” (as specially defined by the Code). If we are both a PFIC and CFC, we will generally not be treated as a PFIC with respect to United States Shareholders of the CFC that acquired the common shares on or after January 1, 1998. With respect to United States Shareholders that acquired the common shares prior to January 1, 1998 and other U.S. Holders (that are not United States Shareholders), the Company would generally remain a PFIC unless certain elections, if available, were made. In addition, under Section 1248 of the Code, certain gains from the sale or exchange of shares by a U.S. Holder who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange is generally treated as ordinary dividend income to the extent of the Company’s earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of the common shares, a more detailed review of these rules is outside of the scope of this discussion. The CFC rules are complex. The Company offers no opinion or representations as to its status as a CFC for the current year or any prior or future tax years. U.S. Holders should consult their own U.S. tax advisors regarding the CFC rules and their applicability to such U.S. Holder’s particular tax situation.

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

I. Subsidiary Information

The Company has one wholly owned subsidiary, Grandview Gold (USA) Inc.

ITEM 10: Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

ITEM 11: Description of Securities other than Equity Securities

Not Applicable.

PART II

ITEM 12: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 13: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 14: Controls and Procedures

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of May 31, 2009.

This annual report does not include an alteration of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to alteration by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 15: Reserved

A. Audit Committee Financial Expert

The Company’s Chairman and independent, non-management directors serve as the Audit Committee. D. Richard Brown serves as the financial expert, as defined under the SEC’s rules, on the Company’s Audit Committee. The members of the Audit Committee are D. Richard Brown, Harold Wolkin, and Peter Born.

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

C. Principal Accountant Fees and Services

The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended May 31, 2009 and 2008 for audit and non-audit related services:

	Year Ended	Year Ended
Type of Work	May 31, 2008	May 31, 2007
Audit fees(1)	$45,000	$43,500
Audit-related fees(2)	Nil	2,000
Tax fees	3,000	2,500
All other fees	Nil	696
Total	$48,000	$48,696

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

D. Exemptions From the Listing Standards for Audit Committees

Not Applicable.

E. Purchases of Equity Services by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 16: Financial Statements

See Item 18. (A.) - Financial Statements.

ITEM 17: Financial Statements

A. Audited Annual Financial Statements, May 31, 2009

1. Balance Sheets of Grandview Gold Inc. as at May 31, 2009 and 2008 and Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2009, 2008 and 2007, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 17 to the financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)

Consolidated Financial Statements

May 31, 2009 and 2008

(Expressed in Canadian Dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Grandview Gold Inc. (An Exploration Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the year end consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. Management also accepts responsibility for ensuring the use of appropriate accounting policies and estimates in disclosure of information prepared following accounting principle generally accepted in the United States of America. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the year end consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the year end consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the year end consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Management's Report on Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control Over Financial Reporting – Guidance For Smaller Public Companies" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as at May 31, 2009.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures were effective as at May 31, 2009.

(signed)	(signed)

Paul T. Sarjeant	Ernest Cleave
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
August 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Grandview Gold Inc.

We have audited the consolidated balance sheets of Grandview Gold Inc. (An Exploration Stage Company) as at May 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, accumulated deficit, changes in shareholders’ equity, cash flows and mineral properties for each of the three years ended May 31, 2009 and for the period from the date of inception of the exploration stage on March 26, 2004 to May 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years ended May 31, 2009 and for the period from the date of inception of the exploration stage on March 26, 2004 to May 31, 2009 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada	McCarney Greenwood LLP
August 3, 2009	Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast significant doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 3, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the consolidated financial statements.

"McCarney Greenwood LLP"

Toronto, Canada	McCarney Greenwood LLP
August 3, 2009	Chartered Accountants
Licensed Public Accountants

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

As at May 31,	2009		2008
Assets
Current assets
Cash and cash equivalents	$106,593		$84,856
Short term investments (Note 5)	407,493		1,011,410
GST and sundry receivable	5,707		40,664
Prepaid expenses	12,283		150,166
Due from a related party (Note 15(vi))	10,000		90,000

	542,076		1,377,096

Reclamation bond (Note 7)	14,332		13,090

Mining interests (Note 8)	3,442,793		10,282,950

	$3,999,201		$11,673,136
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$72,467		$118,526
Asset retirement obligation	14,332		13,090

	86,799		131,616

Shareholders' equity	3,912,402		11,541,520
		$
	$3,999,201		11,673,136

Nature of operations and going concern assumption (Note 1)
Subsequent event (Note 16)

The notes to consolidated financial statements are an integral part of these statements.

Approved by the Board of Directors:
"Paul T. Sarjeant", Director
"Richard Brown", Director

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception of the
					exploration
					stage
	Year ended May 31,				(March 26
	2009		2008	2007	2004)

Expenses
Share-based payments	$-		$1,322,125	$1,358,687	$4,030,125
Investor relations, business development and reporting issuer maintenance costs	88,716		673,712	441,612	1,787,811
Professional fees	167,672		322,033	317,768	1,223,644
Management services (Note 15)	255,201		238,539	381,384	1,343,190
Office and administration	21,579		196,503	173,741	669,138
Exploration evaluation expenses	19,885		-	-	19,885
Flow-through interest expense	2,747		44,688	141,366	188,801
Write-down of marketable securities	-		-	9,766	25,000
Bad debt	-		-	-	1,235

	555,800		2,797,600	2,824,32	9,288,829

Loss before the under noted	(555,800)		(2,797,600)	(2,824,324)	(9,288,829)
Interest income	7,503		59,887	21,682	89,072
Write-off of mineral properties	(7,460,454)		(528,376)	-	(7,988,830)
Forgiveness of debt	-		-	-	35,667
Failed merger costs	-		-	-	(170,000)

Loss before income taxes	(8,008,751)		(3,266,089)	(2,802,642)	(17,322,920)
Future income tax recovery (Note 13)	(120,833)		(260,255)	(563,472)	(1,675,990)

Net loss and comprehensive loss for the period	$(7,887,918)		$(3,005,834)	$(2,239,170)	$(15,646,930)

Basic loss per share (Note 12)	$(0.20)		$(0.09)	$(0.11)
		$
Diluted loss per share (Note 12)	$(0.20)		(0.09)	$(0.11)

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Accumulated Deficit
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception of the
				exploration stage
	Year ended May 31,			(March 26,
				2004)
	2009	2008	2007

Accumulated deficit
Balance at beginning of period	$(11,193,260)	$(8,187,426)	$(5,948,256)	$(3,434,248)
Net loss for the period	(7,887,918)	(3,005,834)	(2,239,170)	(15,646,930)

Balance at end of period	$(19,081,178)	$(11,193,260)	$(8,187,426)	$(19,081,178)

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

			Contributed	Accumulated
	Share capital	Warrants	surplus	deficit	Total

At May 31, 2006	$9,543,301	$2,086,995	$1,547,701	$(5,948,256)	$7,229,741

Private placement	3,022,499	-	-	-	3,022,499
Warrant valuation	(624,025)	624,025	-	-	-
Mineral property acquisition	56,500	-	-	-	56,500
Share-based payments	-	-	1,358,687	-	1,358,687
Cost of issue - cash laid out	(249,300)	-	-	-	(249,300)
Cost of issue - broker warrants valuation	(165,800)	165,800	-	-	-
Flow-through cost of issue	(563,472)	-	-	-	(563,472)
Fair value of warrants issued	-	184,750	-	-	184,750
Warrants expired	-	(449,956)	449,956	-	-
Net loss for the year	-	-	-	(2,239,170)	(2,239,170)

At May 31, 2007	11,019,703	2,611,614	3,356,344	(8,187,426)	8,800,235

Private placement	4,950,150	-	-	-	4,950,150
Warrant valuation	(940,212)	940,212	-	-	-
Mineral property acquisition	45,800	-	-	-	45,800
Exercise of warrants	66,544	-	-	-	66,544
Fair value of warrants exercised	36,673	(36,673)	-	-	-
Share-based payments	-	-	1,433,600	-	1,433,600
Cost of issue - cash laid out	(488,720)	-	-	-	(488,720)
Cost of issue - broker warrants valuation	(227,417)	227,417	-	-	-
Flow-through cost of issue	(260,255)	-	-	-	(260,255)
Net loss for the year	-	-	-	(3,005,834)	(3,005,834)

At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520

See notes 9, 10 and 11 for share capital, warrants and contributed surplus from the date of inception of the exploration stage, March 26, 2004 to May 31, 2009.

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity – Continued
(Expressed in Canadian Dollars)

			Contributed	Accumulated
	Share capital	Warrants	surplus	deficit	Total

At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520

Mineral property acquisition	10,800	-	-	-	10,800
Private placement	416,666		-	-	416,666
Cost of issue - cash laid out	(47,833)	-	-	-	(47,833)
Cost of issue - broker warrants valuation	(30,666)	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-	-	(120,833)
Warrants expired	-	(2,569,432)	2,569,432	-	-
Net loss for the year	-	-	-	(7,887,918)	(7,887,918)

At May 31, 2009	$14,430,400	$1,203,804	$7,359,376	$(19,081,178)	$3,912,402

See notes 9, 10 and 11 for share capital, warrants and contributed surplus from the date of inception of the exploration stage, March 26, 2004 to May 31, 2009.

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception of the
				exploration stage
	Year ended May 31,			(March 26,
	2009	2008	2007	2004)

Cash flows from operating activities

Net loss for the period	$(7,887,918)	$(3,005,834)	$(2,239,170)	$(15,646,930)
Items not involving cash:
Write-down of marketable securities	-	-	9,766	25,000
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Share-based payments	-	1,322,125	1,358,687	4,030,125
Future income tax recovery	(120,833)	(260,255)	(563,472)	(1,675,990)
Accrued interest income	(7,493)	(36,410)	-	(43,903)
Write-off of mineral properties	7,460,454	528,376	-	7,988,830
Changes in non-cash working capital items:
GST and sundry receivable	34,957	181,267	(91,634)	(5,217)
Prepaid expenses	137,883	8,526	(138,055)	(12,283)
Due from a related party	80,000	-	-	80,000
Accounts payable and accrued liabilities	(46,059)	(298,248)	(4,728)	78,637

Cash flows used in operating activities	(349,009)	(1,560,453)	(1,668,606)	(5,216,163)

Cash flows from financing activities
Loans from related parties	-	-	-	(28,594)
Share/warrant issuance	416,666	5,016,694	3,022,499	18,052,210
Cost of issuance	(47,833)	(488,720)	(249,300)	(1,776,309)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing activities	368,833	4,527,974	2,773,199	16,347,307

Cash flows from investing activities
Purchase of reclamation bond	-	(13,090)	-	(13,090)
Redemption (purchase) of short term investment	611,410	(975,000)	-	(363,590)
Exploration advances	-	312,491	(40,514)	-
Expenditures on mining interests	(609,497)	(3,506,343)	(3,477,602)	(10,557,871)
Due from a related party	-	-	(90,000)	(90,000)

Cash flows provided by (used in) investing activities	$1,913	$(4,181,942)	$(3,608,116)	$(11,024,551)

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows – Continued
(Expressed in Canadian Dollars)

				CUMULATIVE
				FROM DATE OF
				INCEPTION OF
				THE
				EXPLORATION
				SAGE
	YEAR ENDED MAY 31,			(MARCH 26,
	2009	2008	2007	2004)
Change in cash and cash equivalents during the period	$21,737	$(1,214,421)	$(2,503,523)	$106,593

Cash and cash equivalents, beginning of period	84,856	1,299,277	3,802,800	-

Cash and cash equivalents, end of period	$106,593	$84,856	$1,299,277	$106,593

Supplemental schedule of non-cash transactions
Share issuance included in mining interest	$10,800	$45,800	$56,500	$563,875
Warrant issuance included in mining interest	$-	$-	$184,750	$184,750
Share-based payments included in mining interest	$-	$111,475	$-	$111,475
Interest paid	$-	$23,477	$21,682	$45,159

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
(Expressed in Canadian Dollars)

							Cumulative
							from date of
							inception of the
							exploration stage
	Year ended May 31,						(March 26,
	2009		2008		2007		2004)

Pony Creek Carlin Trend Project, Nevada, USA (Note 8(a))
Balance, beginning of period	$5,679,340		$4,386,457		$1,881,582		$-
Drilling, assays and related field work	90,775		989,754		2,304,714		4,684,830
Project administration and general	38,848		16,200		32,810		96,879
Property acquisition and holding costs	94,379		286,929		167,351		1,121,633
Write-off	(5,903,342)		-		-		(5,903,342)
Total activity during the period	(5,679,340)		1,292,883		2,504,875		-
Balance, end of period	$-		$5,679,340		$4,386,457	$

Red Lake Gold Camp, Ontario, Canada (Note 8(b))

Balance, beginning of period	$3,275,971		1,531,160		1,074,803		-
		$		$		$
Drilling, assays and related field work	166,146		1,655,011		375,907		2,929,887
Property acquisition and holding costs	676		89,800		80,450		512,906
Total activity during the period	166,822		1,744,811		456,357		3,442,793
Balance, end of period	$3,442,793		$3,275,971		$1,531,160		$3,442,793

Rice Lake Gold Camp, Manitoba, Canada (Note 8(c))
Balance, beginning of period	$1,327,639		$$668,597		$459,381		$-
Drilling, assays and related field work	218,436		659,042		130,512		1,163,762
Project administration and general	227		-		-		227
Property acquisition and holding costs	10,810		-		78,704		393,123
Write-off	(1,557,112)		-		-		(1,557,112)
Total activity during the period	(1,327,639)		659,042		209,216		-

Balance, end of period	-		1,327,639		668,597		$-

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties – Continued
(Expressed in Canadian Dollars)

						CUMULATIVE
						FROM DATE OF
						INCEPTION OF
						THE
						EXPLORATION
						STAGE
	YEAR ENDED MAY 31,					(MARCH 26,
	2009		2008	2007		2004)

Rocky Ridge Gold Property, Manitoba, Canada (Note 8(d))
Balance, beginning of period	$-		$548,404	$-		$-
Drilling, assays and related field work	-		-	415,904		415,904
Property acquisition and holding costs	-		(20,028)	132,500		112,472
Write-off	-		(528,376)	-		(528,376)

Total activity during the period	-		(548,404)	548,404		-

Balance, end of period	$-	$		$548,404	$
				-
Total	$3,442,793		$10,282,950	$7,134,618		$3,442,793

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

1.	Nature of operations and going concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook effective March 26, 2004 onward.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), as applicable to a going concern entity which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of a mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, as described in the following paragraph. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management expects that the Company, based upon the underlying value of its exploration projects, will be able to secure the necessary financing to meet the Company's requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful.

2.	Summary of significant accounting policies

The significant accounting policies for the Company are as follows:

(a)	Basis of presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between Canadian GAAP and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 17.

(b)	Basis of consolidation

These consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its wholly owned subsidiary, Grandview Gold (USA) Inc. ("Grandview USA"). All significant intercompany transactions and accounts are eliminated in consolidation.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(c)	Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mining interest costs, the asset retirement obligation, the valuation allowance relating to the future tax asset, the calculation of share-based payments expense and warrants. Actual results may differ significantly from these estimates.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks with original maturities of three months or less and which are readily convertible into cash.

(e)	Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves. Costs relating to properties abandoned are written-off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

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

(f)	Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares in the past, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(g)	Short term investments

Short term investments comprise investments in guaranteed investment certificate due to mature within one year from the date of purchase. These investments are classified as "held-for-trading" and have been recorded at fair value.

(h)	Asset retirement obligations

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

(i)	Income taxes

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

(j)	Share-based payments

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 11 and is recorded as share-based payments over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(k)	Revenue recognition

Interest income is recognized on the accrual basis.

(l)	Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(m)	Translation of foreign currencies

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

(n)	Accounting Changes

CICA Handbook Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The Company has adopted these new standards effective June 1, 2007. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

(o)	Financial instruments - recognition and measurement

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or becomes impaired at which time the amounts would be recorded in the statement of operations. The Company has made the following classifications:

Cash and cash equivalents	Held-for-trading
Short term investments	Held-for-trading
GST and sundry receivable	Loans and receivable
Due from a related party	Loans and receivable
Accounts payable and accrued liabilities	Other financial liabilities

Transaction costs are expensed as incurred for financial instruments classified as held for trading and transaction costs, other than impairment losses, are included in other comprehensive income until the asset is removed from the balance sheet for financial instruments classified as available-for-sale. For other financial instruments, transaction costs are expensed on initial recognition. The Company accounts for regular purchases and sales of financial assets using trade date accounting.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(p)	Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee ("EIC") of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" ("EIC-166"). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective November 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

(q)	Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: "Capital Disclosures" (Handbook Section 1535), "Financial Instruments – Disclosures" (Handbook Section 3862), and "Financial Instruments – Presentation" (Handbook Section 3863). These new standards became effective for the Company on June 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook sections in Note 4 to these consolidated financial statements.

(r)	Section 1400, "General Standard of Financial Statement Presentation"

This section specifies requirements to assess an entity's ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company's disclosure reflects such assessment.

(s)	Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA approved EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The Company has evaluated the new section and determined that adoption of these new requirements has had no impact on the Company's consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

2.	Summary of significant accounting policies (Continued)

(t)	Mining exploration costs

On March 27, 2009, the CICA approved an abstract EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended May 31, 2009 and there was no significant impact on its consolidated financial statements as a result of applying this abstract.

(u)	Future accounting changes

International Financial Reporting Standards ["IFRS"]

In January 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

3.	Capital management

The Company considers its capital structure to consist of share capital, warrants, contributed surplus and accumulated deficit. When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

3.	Capital Management (Continued)

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

(i)	minimizing discretionary disbursements;

(ii)	reducing or eliminating exploration expenditures which are of limited strategic value; and

(iii)	exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

There were no changes in the Company's approach to capital management during the year ended May 31, 2009. The Company is not subject to externally imposed capital requirements.

4.	Risk factors

The Company's significant mineral property is Red Lake Gold Camp, Ontario, Canada (called the "Property").

Unless the Company acquires or develops additional significant properties, the Company will be solely dependent upon the Property. If no additional mineral properties are acquired by the Company, any adverse development affecting the Property would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, short term investments, GST and sundry receivable and due from a related party. Cash and cash equivalents and short term investments are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Financial instruments included in GST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. GST and sundry receivable and due from a related party are in good standing as of May 31, 2009. Management believes that the credit risk concentration with respect to financial instruments included in GST and sundry receivable and due from a related party is minimal.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

4.	Risk factors (Continued)

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2009, the Company had a cash and cash equivalents and short term investments balance of $514,086 (May 31, 2008 - $1,096,266) to settle current liabilities of $72,467 (May 31, 2008 - $118,526). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

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

(c) Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has, for accounting purposes, designated its cash and cash equivalents and short term investments as held for trading, which is measured at fair value. GST and sundry receivable and due from a related party are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair value.

As of May 31, 2009, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

4.	Risk factors (Continued)

Sensitivity analysis (Continued)

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)

Short term investments are subject to floating interest rates. As at May 31, 2009, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the twelve months ended May 31, 2009 would have been approximately $4,000 higher/lower, as a result of lower/higher interest income from short term investments. As at May 31, 2009, reported shareholders' equity would have been approximately $4,000 lower/higher as a result of lower/higher interest income from short term investments.

(ii)	The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company's value. As of May 31, 2009, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Short term investments

As of May 31, 2009, the Company has $400,000 (2008 - $975,000; 2007 - $nil) invested in a cashable guaranteed investment certificate maturing at various dates to April 8, 2010, bearing interest at variable rate. As at May 31, 2009, 2008 and 2007 the Company had accrued $7,493, $36,410 and $nil respectively as interest receivable on its short term investments.

6.	Marketable securities

Marketable securities consist of:

Navitrak International Corporation

Common shares (at cost)	$ 325,305
Less cumulative adjustment to marketable securities (Note 17)	(325,305)

Carrying value	$ -

As at May 31, 2007, the Company owned 488,300 common shares of Navitrak International Corporation ("Navitrak"). Navitrak's common shares are no longer traded on TSX Venture Exchange, therefore, management decided to write-down the carrying value of this investment to $nil.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

7.	Reclamation bond

The Company has posted reclamation bonds for its mining projects, as required by the United States, Department of the Interior Bureau of Land Management, to secure clean-up costs, if any, on projects that are abandoned or closed.

8.	Mining interests

(a)	Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property (the "Pony Creek") in the State of Nevada, USA. In order to earn this option the Company must do the following:

(i)	after 10 business days of signing the agreement issue 400,000 common shares to Mill City, which were valued at $4,000 (issued);

(ii)	spend or cause to be spent $500,000 US on the properties by July 31, 2005 (completed);

(iii)	spend or cause to be spent $1,000,000 US on the properties by July 31, 2006 (completed);Mining interests (Continued)

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

(vii)

if the Company cannot satisfy the conditions of finding a major it can still earn the 60% interest by spending an additional $2,000,000 US by August 31, 2007 and continue the Professional Geological Services Contract for a further year. The NSR will not be reduced from 4% to 2% but the Company may purchase 1% from each property prior to commencement of commercial production for $1,000,000 US each for a total of $2,000,000 US. As of January 21, 2005, the Company and Mill City have amended the option agreement of July 27, 2004. The Company and Mill City have agreed to revise the Agreement by removing the Company's obligation to enter into a Professional Geological Services Contract with Mill City and add that the Company will be responsible for all future underlying advance royalty payments. The terms of the Agreement, as amended, was contained in a standard form Option Agreement dated April 14, 2005 (the "Option Agreement").

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Mining interests (Continued)

On June 20, 2007, the Company announced that it had fulfilled the terms of its option agreement with Mill City relating to the Company's right to earn an undivided 60% interest in Pony Creek.

Under the terms of the option agreement with Mill City, dated April 14, 2005, the Company had a right to earn an undivided 60% interest in Pony Creek by spending US$3,500,000 over three years. The Company presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Mill City accepted in writing on June 20, 2007, the Company's earn-in and further, Mill City has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company's earn-in, immediately converts the Company's 60% interest to an 80% interest in Pony Creek.

The Company has recorded an asset retirement obligation on its Pony Creek Carlin Trend project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $14,332, equal to the amount of reclamation bond posted by the Company with the United States, Department of Interior Bureau of Land Management.

The Company determined that the carrying value of its Pony Creek Carlin Trend project in Nevada, USA could not be supported, resulting in an impairment charge of $5,903,342.

(b)	Red Lake Gold Camp, Ontario, Canada

(i)

The Company owns a 100% interest in 8 mining claims located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims.

(ii)

On October 18, 2005, the Company signed a definitive Option Agreement with Fronteer Development Group Inc. ("Fronteer") for Fronteer's Dixie Lake Property (the "Dixie lake") located in Ontario's Red Lake Gold District on the following terms and conditions:

(a)

the Company shall earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor; and

(b)	issuing 160,000 shares of the Company at $1.25 per share for a total value of $200,000, to a third party as a finder's fee (issued).

On October 17, 2007, the Company announced that it has fulfilled the terms of its option agreement with Fronteer relating to the Company's right to earn an undivided 51% interest in Dixie lake.

Under the terms of the option agreement with Fronteer, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in Dixie lake by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Mining interests (Continued)

(b)	Red Lake Gold Camp, Ontario, Canada (Continued)

Fronteer accepted in writing, the Company's earn-in and further, Fronteer has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in Dixie lake.

(iii)

On February 8, 2007, the Company announced it had signed a formal option agreement with EMCO SA, ("EMCO") relating to the acquisition of an option to acquire a 60 percent interest in the 10 unpatented and 2 patented claims in Sanshaw-Bonanza gold property on the following terms and conditions:

(a)

the Company has an option to earn an undivided 60 percent interest in the Sanshaw-Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August 31, 2007; and

(b)

issuing 115,000 of the Company's common shares (55,000 common shares were issued in February 2007 and valued at $22,000; 30,000 common shares were issued in April 2008 and valued at $10,800; 30,000 commons shares were issued in July 2008 and valued at $10,800) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance.

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

Terms of the agreement provide for the dilution of EMCO's interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

On June 18, 2007, the Company amended the option agreement with EMCO relating to the Sanshaw-Bonanza property. The Company has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to $500,000 and to issue to EMCO 100,000 common shares in the capital of the Company as consideration for the amended agreement (issued and valued at $35,000).

On September 11, 2008, the Company reported that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO Corporation SA ("EMCO") to earn a 60% undivided interest in the Sanshaw-Bonanza property.

(c)	Rice Lake Gold Camp, Manitoba, Canada

(i)	The Company currently holds 100% interest in 5 mining claims in close proximity to the Bissett Gold Mine (San Antonio Mine) located on the Rice Lake greenstone belt, in southeastern Manitoba.

(ii)

On September 30, 2005, the Company and Marum Resources Inc. ("Marum") entered into an option agreement to jointly explore Marum's 100% owned Gem gold property representing 7 mining claims at the eastern end of Manitoba's Rice Lake Greenstone Belt.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Mining interests (Continued)

(c)	Red Lake Gold Camp, Manitoba, Canada (Continued)

(ii)

(Continued) The Company can earn a 50% undivided interest in the Gem property by performing $250,000 in exploration work on the Property, at a cumulative rate of $125,000 by September 30, 2006 and $250,000 by September 30, 2007, such work to include a high-resolution aeromagnetic survey with a maximum 50-metre line spacing (completed). The Company will be the operator of the property until such time as its option to earn the 50% interest is exercised.

In December 2006, Marum and Grandview agreed to amend their option agreement dated September 30, 2005, whereby Grandview shall earn a 50% interest in the property by spending $250,000 in exploration work before September 30, 2007. Marum and Grandview have agreed to extend the earn-in period to December 31, 2007.

(iii)

On February 23, 2007, the Company purchased, from McKeena Gold Inc. ("McKeena"), a 100% interest in the Angelina and the Banksian gold properties (Manitoba). The Angelina gold property consists of 4 unpatented mining claims and the Banksian gold property consists of 14 claims. In order to acquire these properties the Company must do the following:

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

(iv)	Grandview has a 100% interest in 16 unpatented mining claims in the Long Lake - Cat Lake area of southeastern Manitoba (the "GVG Property"). The Company staked these claims in 2005 and 2006.

The Company determined that the carrying value of its Rice Lake Gold Camp in Manitoba, Canada could not be supported, resulting in an impairment charge of $1,557,112.

(d)	Rocky Ridge Gold Property, Manitoba, Canada

On November 23, 2006, the Company signed a formal option agreement with Harvest Gold Corp ("Harvest Gold") relating to the acquisition of a 70 percent interest in the Rocky Ridge gold property in Manitoba on the following terms and conditions:

(i)	the Company had an option to earn an undivided 70 percent interest in the Rocky Ridge property by paying an amount of $85,000 and incurring $600,000 in resource exploration; and

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

8.	Mining interests (Continued)

(d)	Rocky Ridge Gold Property, Manitoba, Canada (Continued)

(ii)

issuing 225,000 shares of the Company, over a two-year period. On signing, the Company was required to make a payment of $20,000 (accrued) and issue 50,000 (valued at $34,500) shares (issued) to Harvest Gold (Note 9(b)). At the end of year one, the Company is required to incur $250,000 in exploration expenditures, make a payment of $30,000, and issue 75,000 shares to Harvest Gold. At the end of year two, the Company is required to make a further $350,000 in exploration expenditures, make a final $35,000 payment, and issue the outstanding 100,000 common shares.

Harvest Gold has an option to buy-out up to two percent of a three percent underlying NSR assigned to the original property owner, at a cost of $250,000 per each one percent, for a potential total of $500,000. The one to two percent NSR buy-out would occur on a pro-rata basis, with the Company acquiring 70 percent and Harvest Gold acquiring 30 percent.

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

During the prior year, the Company decided not to pursue the exploration of this project and to write off all accumulated deferred exploration costs.

9.	Share capital

(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continue)

(b)	Issued

	Number
	of
	shares	Amount
Balance, May 31, 2004 and March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement (i)	2,399,998	1,559,999
Warrant placement (ii)		(284,400)
Mineral property acquisition (Note 8(d)(ii))	50,000	34,500
Mineral property acquisition (Note 8(b)(iii))	55,000	22,000
Private placement (ii)	3,250,000	1,462,500
Warrant valuation (ii)	-	(339,625)
Cost of issue - cash laid out (i)(ii)	-	(249,300)
Cost of issue – finder options valuation (i)(ii)	-	(165,800)
Flow-through cost of issue (iii)	-	(563,472)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continue)

(b)	Issued (Continued)

	Number
	of
	shares	Amount
Balance, May 31, 2007	24,841,890	$11,019,703
Private placement (iv)(v)(vi)	11,169,000	4,950,150
Warrant valuation (iv)(v)	-	(940,212)
Mineral property acquisition (Note 8(b)(iii))	130,000	45,800
Exercise Warrants (Note 10(i))	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation (Note 9(b)(iv), (v) and Note 10(i))	-	(227,417)
Flow-through cost of issue (vii)	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition (Note 8(b)(iii))	30,000	10,800
Private Placement (viii)	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)
Flow-through cost of issue	-	(120,833)

Balance, May 31, 2009	44,652,098	$14,430,400

(i)

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continued)

(b)	Issued (Continued)

(ii)

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

(iii)

The flow-through renunciation from the private placements listed in Note 9(b)(i) creates a future income tax liability of approximately $563,472 which was allocated as a cost of issuing the flow-through shares after December 31, 2006.

(iv)

On July 6, 2007, the Company closed a brokered private placement with Bolder Investment Partners, Ltd. (the "Agent") . The brokered placement resulted in the issuance by the Company of a total of 8,589,000 units in the capital of the Company (the "Units") at a purchase price of $0.40 per Unit for gross proceeds of $3,435,600. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.65 for a period of 24 months from closing.

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continued)

(b)	Issued (Continued)

(iv)	(Continued) The Company also closed a non-brokered placement on the same terms as the brokered placement for an additional 125,000 Units and further proceeds of $50,000.

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

(v)

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

(vi)

On December 28, 2007, the Company closed a non-brokered private placement (the "Non-Brokered Placement"). The Non-Brokered Placement resulted in the issuance by the Company of a total of 538,000 flow-through shares (the "Flow-Through Shares") at a purchase price of $0.65 per Flow- Through Share for gross proceeds of $349,700 under the Non-Brokered Placement.

(vii)

During the period from January 1, 2007 to December 31, 2007, the Company issued an aggregate of 1,143,000 flow-through common shares for total proceeds of $742,950. Exploration expenditures of $742,950 were renounced effective December 31, 2007. The renunciation created a future income tax recovery of approximately $260,255, which was allocated as a cost of issuing the flow-through shares.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

9.	Share capital (Continued)

(b)	Issued (Continued)

(viii)	On December 5, 2008, the Company closed a brokered private placement (the "Offering") with Sandfire Securities Inc. The Offering resulted in the issuance of 8,333,333 flow-through common shares (the "Common Shares") to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666. The securities issued pursuant to Offering were subject to a four (4) month statutory hold commencing from the date of issuance.

In connection with the Offering, Grandview paid a cash fee of 8% of the gross proceeds raised ($33,333) under the Offering and also issued broker warrants to acquire 666,666 Common Shares at a price of $0.05 per Common Share for a period of 24 months after closing. The fair value of each warrant was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 156.7%; risk-free interest rate of 1.52% and an expected average life of 2 years. The value assigned was $30,666.

Pursuant to the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. As a result, the Company is required to recognize a foregone tax benefit of $120,833 at the time of renouncement.

10.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	$1.63
Issued (Note 8(b)(iii), Note 8(c)(iii), Note 8(d), Note 9(b)(i)(ii))	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	1.18
Issued (Note 9(b)(iv)(v))	5,853,480	0.62
Issued (i)	73,937	0.65
Exercised (i)	(147,875)	0.45

Balance, May 31, 2008	12,361,125	$0.92
Expired	(6,307,645)	(1.18)
Issued (Note 9(b)(viii))	666,666	0.05

Balance, May 31, 2009	6,720,146	$0.59

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

10.	Warrants (Continued)

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

The following are the warrants outstanding at May 31, 2009:

NUMBER OF	FAIR	EXERCISE	EXPIRY
WARRANTS	VALUE	PRICE	DATE

4,357,000	$714,548	$0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
666,666	30,666	0.05	December 4, 2010

6,720,146	$1,203,804

The following are the warrants outstanding at May 31, 2008:

	FAIR	EXERCISE
NUMBER OF WARRANTS	VALUE	PRICE ($)	EXPIRY

250,000	$78,000	1.00	November 29, 2008
1,199,999	284,400	1.40	December 22, 2008
240,000	85,200	0.65	December 22, 2008
350,000	74,550	0.70	February 28, 2009
1,698,937	366,316	0.65	March 16, 2009
177,125	43,927	0.45	March 16, 2009
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
4,357,000	714,548	0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
12,361,125	$3,742,570

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

10.	Warrants (Continued)

The following are the warrants outstanding at May 31, 2007:

	FAIR	EXERCISE
NUMBER OF WARRANTS	VALUE	PRICE ($)	EXPIRY

350,000	$ 74,550	0.70	February 28, 2008
250,000	78,000	1.00	November 29, 2008
1,199,999	284,400	1.40	December 22, 2008
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
1,625,000	339,625	0.65	March 16, 2009
200,000	32,200	1.40	February 8, 2010
240,000	85,200	0.65	December 22, 2008
325,000	80,600	0.45	March 16, 2009
6,581,583	$ 2,611,614

11.	Stock options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

11.	Stock options (Continued)

The following is continuity of stock options for the years ended May 31, 2009, 2008 and 2007:

	Number	Weighted Average
	of	Exercise
	Stock Options	price

Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00
Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55
Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19
Balance, May 31, 2007	2,850,000	$1.22
Granted (i)(ii)	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38
Balance, May 31, 2008	4,575,000	$0.89
Cancelled	(175,000)	0.68
Balance, May 31, 2009	4,400,000	$0.90

(i)	On September 28, 2007, the Company granted an aggregate of 2,000,000 options to directors, officers, geologists and consultants of the Company at an exercise price of $0.68 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $1,274,000. In determining this value, the following assumptions were used: risk-free interest rate of 4.20%, dividend yield of 0%, expected stock volatility of 161.6% and an expected life of 5 years. The fair value was allocated as follows: directors and management share-based payments - $1,162,525, consulting fees capitalized to mining interests - $111,475.

(ii)	On April 15, 2008, the Company granted an aggregate of 700,000 options to a consultant of the Company at an exercise price of $0.50 for a period of two years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $159,600, which was expensed during the year. In determining this value, the following assumptions were used: risk-free interest rate of 2.65%, dividend yield of 0%, expected stock volatility of 146.3% and an expected life of 2 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

11.	Stock options (Continued)

The following are the stock options outstanding and exercisable at May 31, 2009:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted
		remaining	average		Weighted
	Number	contractual	exercise	Number	average
Expiry Date	of Options	life	price	of options	exercise price
October 1, 2009	600,000	0.34 years	$1.00	600,000	$1.00
December 20, 2009	75,000	0.56	1.10	75,000	1.10
April 15, 2010	700,000	0.87	0.50	700,000	0.50
January 6, 2011	150,000	1.60	1.25	150,000	1.25
April 3, 2011	550,000	1.84	1.80	550,000	1.80
October 31, 2011	500,000	2.42	1.00	500,000	1.00
September 27, 2012	1,825,000	3.33	0.68	1,825,000	0.68

	4,400,000	2.13 years	$0.90	4,400,000	$0.90

The stock options have been expensed as follows:

	Number	Cumulative	Expensed	Remainder	Total
	of	expensed at	at	to be	share-based
	stock options	May 31, 2008	May 31, 2009	expensed	payment
(1)	675,000	$800,100	$-	$-	$800,100
(1)	75,000	62,850	-	-	62,850
(1)	150,000	97,050	-	-	97,050
(1)	200,000	137,100	-	-	137,100
(1)	150,000	117,150	-	-	117,150
(1)	600,000	723,000	-	-	723,000
(2)	500,000	255,500	-	-	255,500
(2)	150,000	60,750	-	-	60,750
(2)	500,000	365,000	-	-	365,000
(2)	100,000	89,500	-	-	89,500
(3)	2,000,000	1,162,525	-	-	1,162,525
(3)	700,000	159,600	-	-	159,600

	5,800,000	$4,030,125	$-	$-	$4,030,125

(1) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 103.23% to 167.25%; risk-free interest rates - 3.44% to 4.15% and an expected average life of 2 to 5 years.

(2) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 92.11% to 131.00%; risk-free interest rates - 3.95% to 4.26% and an expected average life of 1 to 5 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

(3) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 146.3% to 161.6%; risk-free interest rates - 2.65% to 4.20% and an expected average life of 2 to 5 years.

11.	Stock options (Continued)

The following are the stock options outstanding and exercisable at May 31, 2008:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted
		remaining	average		Weighted
	Number	contractual	exercise	Number	average
Expiry Date	of Options	life	price	of options	exercise price

October 1, 2009	600,000	1.33 years	$1.10	600,000	$1.10
December 20, 2009	75,000	1.55	1.00	75,000	1.00
April 15, 2010	700,000	1.87	0.50	700,000	0.50
January 6, 2011	150,000	2.60	1.80	150,000	1.80
April 3, 2011	550,000	2.84	1.00	550,000	1.00
October 31, 2011	500,000	3.42	1.00	500,000	1.00
September 27, 2012	2,000,000	4.33	0.45	2,000,000	0.45

	4,575,000	3.18 years	$0.89	4,575,000	$0.89

The following are the stock options outstanding and exercisable at May 31, 2007:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted
		remaining	average		Weighted
	Number	contractual	exercise	Number	average
Expiry Date	of Options	life	price	of options	exercise price

July 11, 2007	150,000	0.11 years	$1.10	150,000	$1.10
January 6, 2008	200,000	0.60	1.25	200,000	1.25
January 11, 2008	500,000	0.61	1.10	500,000	1.10
October 1, 2009	675,000	2.33	1.00	675,000	1.00
December 20, 2009	75,000	2.55	1.10	75,000	1.10
January 6, 2011	150,000	3.60	1.25	150,000	1.25
April 3, 2011	600,000	3.84	1.80	600,000	1.80
October 31, 2011	500,000	4.42	1.00	500,000	1.00

	2,850,000	2.55 years	$1.22	2,850,000	$1.22

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

12.	Basic and diluted loss per share

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

	2009	2008	2007
Numerator for basic loss per share	$(7,887,918)	$(3,005,834)	$(2,239,170)
Numerator for diluted loss per share	$(7,887,918)	$(3,005,834)	$(2,239,170)
Denominator:
Weighted average number of common shares - basic	40,379,322	33,985,825	20,848,165
Weighted average number of common shares - diluted	40,379,322	33,985,825	20,848,165
Basic and diluted loss per share	$(0.20)	$(0.09)	$(0.11)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included as the effect would be anti-dilutive.

13.	Income taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

The future tax assets are as follows:

	2009	2008	2007
Future tax assets
Exploration expenditures	$1,842,983	$199,715	$171,245
Marketable securities	47,169	47,169	58,750
Capital losses	24,273	48,299	60,158
Non-capital losses	1,612,960	1,620,056	1,387,655
Cost of issue	175,303	266,499	282,812

Total future tax assets	3,702,688	2,181,738	1,960,620
Valuation allowance for future tax assets	(3,702,688)	(2,181,738)	(1,960,620)

Net Future tax assets	$-	$-	$-

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

13.	Income taxes (Continued)

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company's income tax (recovery) for each of the years ended is made up as follows:

	2009	2008	2007
Current income tax recovery	$-	$-	$-
Future income tax recovery	(120,833)	(260,255)	(563,472)

Total income tax recovery	$(120,833)	$(260,255)	(563,472)

The Company's actual income tax expense for each of the years ended is made up as follows:

	2009	2008	2007
Loss before income taxes	$(8,008,751)	$(3,266,089)	$(2,802,642)

Income tax recovery at combined Federal and
Provincial rates of 33.29%, 35.03% and 36.12%	(2,666,113)	(1,144,111)	(1,012,314)
Non-deductible write-down of marketable securities	-	-	3,527
Non-deductible expenses	146	2,818	1,468
Non-deductible write-down of mineral properties	2,483,585	185,090	-
Expiry of warrants	330,573	-	-
Share-based payments	-	463,140	490,758
Cost of issue	(120,610)	(123,563)	(92,103)
Potential income tax recovery not recognized	-	616,626	608,664
Utilization of losses not previously benefitted	(27,581)	-	-
Resource properties – expenditures renounced	(120,833)	(260,255)	(563,472)

Income tax recovery	$(120,833)	$(260,255)	$(563,472)

At May 31, 2009, the Company has non-capital losses of approximately $5,561,500 and capital losses of approximately $167,400. No benefit from these amounts has been recorded in the consolidated financial statements. The non-capital losses will expire as follows:

2010	$3,500
2015	747,000
2026	1,366,000
2027	1,685,000
2028	1,760,000

$5,561,500

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

14.	Segmented information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2008 - same and 2007 - same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for loss for the periods presented also represent segment amounts.

The Company operates in two geographic segments for the years ended May 31, 2009, 2008 and 2007.

	2009	2008	2007
Canada	$3,999,201	$5,993,786	$4,830,552
United States of America	-	$5,679,340	$4,386,457
Total assets	$3,999,201	$11,673,136	9,217,009

15.	Related party transactions not disclosed elsewhere

i)

On June 1, 2004, the Company entered into a management agreement with a company owned by its former President. For the year ended May 31, 2009, payments of $nil (2008 - $nil, 2007 - $5,000) were included in management services expense. Management services expense also includes $nil (2008 - $nil, 2007 - $6,422) in travel expenses paid to the former President and his company.

ii)	For year ended May 31, 2009, $35,000 (2008 - $66,000, 2007 - $71,750) was paid to the former interim CEO and current chairman of the Company for consulting services.

iii)

For year ended May 31, 2009, $150,010 (2008 - $150,000, 2007 - $91,000) was paid to the President and CEO of the Company for consulting services. Included in this amount was $62,250 (2008 - $150,000, 2007 - $nil) capitalized to mining interests. Also, $14,000 (2008 - $24,000, 2007 - $14,000) in car and office allowances and $607 (2008 - $1,765, 2007 - $13,822) were paid.

iv)

For the year ended May 31, 2009, $nil (2008 - $nil, 2007 - $70,000) was paid to a company for consulting services. This company is related to Grandview because a director of Grandview is affiliated with this company.

v)	For year ended May 31, 2009, $51,794 (2008 - $76,974, 2007 - $21,000) in consulting fees was also paid or accrued to the Chief Financial Officer of the Company.

vi)

The Company provided a loan of $90,000 to the President and CEO of the Company. The remaining balance of the loan is $10,000. The loan is unsecured, bears no interest and is due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

16.	Subsequent event

On July 2, 2009, a binding Memorandum of Understanding (the "Memorandum") was signed with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the "Suyo"). The Option provides the Company with a right to earn an 80% interest in Suyo by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. The Option also allows the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum. The Memorandum and the transactions contemplated therein and thereby are conditional upon receipt of all required regulatory approvals, including the approval of the TSX.

17.	Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(j) in the fiscal 2009 consolidated financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the consolidated financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

For the years ended May 31, 2009, 2008, and 2007, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the years ended May 31, 2009, 2008, and 2007. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the annual consolidated financial statements for May 31, 2009, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 13 of the annual consolidated financial statements for May 31, 2009). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing consolidated financial statements.

Had the Company's consolidated balance sheets as at May 31, 2009 and May 31, 2008 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

	May 31, 2009	May 31, 2008

Assets
Current assets
Cash	$106,593	$84,856
Short term investments	407,493	1,011,410
GST and sundry receivable	5,707	40,664
Prepaid expenses	12,283	150,166
Due from a related party	12,803	102,296

	544,879	1,389,392

Reclamation bond	14,332	13,090
Mineral property rights	512,906	1,921,797

	$1,072,117	$$3,324,279

Liabilities
Current liabilities
Accounts payable	$9,017	$$73,526
Accrued liabilities	63,450	45,000

	72,467	118,526
Assets retirement obligation	14,332	13,090
	86,799	131,616
Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	16,106,390	15,757,423
Additional paid in capital	3,217,776	648,344
Warrants	1,203,804	3,742,570
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred share-based payments	4,141,600	4,141,600
Deficit accumulated before change to an exploration stage
company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(20,225,004)	(17,638,026)

	985,318	3,192,663
	$1,072,117	$3,324,279

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

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

Statements of Operations and Comprehensive Loss

				Cumulative
				from date
				of inception
	Year ended May 31,			("March 26,
	2009	2008	2007	2004" )

Expenses
General exploration	$534,317	$3,299,979	$3,259,847	$9,291,346
Management services	267,497	1,401,414	1,740,071	5,226,361
Investor relations, business development and reporting issuer maintenance costs	88,716	832,962	441,612	1,947,061
Write-off of bad debts	-	-	-	1,235
Professional fees	167,672	322,033	317,768	1,223,644
Office and administration	21,579	196,503	173,741	669,138
Flow-through interest expense	2,747	44,688	141,366	188,801
Gain on forgiveness of debt	-	-	-	(35,667)
Failed merger costs	-	-	-	170,000

Loss before the under noted	(1,082,528)	(6,097,579)	(6,074,405)	(18,681,919)
Interest income	10,306	72,183	21,682	104,171
Write-off mineral property rights	(1,514,756)	(132,500)	-	(1,647,256)

Net loss for the period	(2,586,978)	(6,157,896)	(6,052,723)	(20,225,004)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	(9,766)	(25,000)

Comprehensive loss for the period	$(2,586,978)	$(6,157,896)	$(6,062,489)	$(20,250,004)

Loss per common share
Basic	$(0.06)	$(0.18)	$(0.29)
Diluted	$(0.06)	$(0.18)	$(0.29)

Comprehensive loss per common share
Basic	$(0.06)	$(0.18)	$(0.29)
Diluted	$(0.06)	$(0.18)	$(0.29)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became an exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP
Common shares before change to an exploration stage company and as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)
Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Balance, May 31, 2007	24,841,890	$12,314,605

17.	Differences between Canadian GAAP and US GAAP (Continued)

		Amount
		Under
Common Shares (continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	1,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition (Note 8(b)(iii))	30,000	10,800

Private placement (Note 9(viii))	8,333,333	416,666

Cost of issue - cash	-	(47,833)

Cost of issue - broker warrants valuation	-	(30,666)

Balance, May 31, 2009	44,652,098	$16,106,390

Other changes in shareholders' equity are presented as follows:

Additional paid in capital

Balance from inception and as of May 31, 2004 and 2005		$25,000
Expired warrants		173,388
Balance, May 31, 2006	$198,388
Expired warrants	449,956

Balance, May 31, 2007 and May 31, 2008	$648,344
Expired warrants	2,569,432

Balance, May 31, 2009	$3,217,776

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008	$3,742,570
Expired	(2,569,432)
Issued	30,666

Balance, May 31, 2009	$1,203,804

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	$(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2004, 2005 and 2006	$(315,539)
Comprehensive loss items	(9,766)

Balance, May 31, 2007	$(325,305)
Comprehensive loss items	-

Balance, May 31, 2008 and 2009	$(325,305)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Deferred share-based payments

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	$775,613
Vesting of stock options	573,700

Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687

Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600

Balance, May 31, 2008 and May 31, 2009	$4,141,600

Deficit accumulated during the exploration stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	$(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	$(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	$(5,427,407)
Net loss	(6,052,723)

Balance May 31, 2007	$(11,480,130)
Net loss	(6,157,896)

Balance May 31, 2008	$(17,638,026)
Net loss	(2,586,978)

Balance, May 31, 2009	$(20,225,004)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

The Company's statements of cash flows under US GAAP are as follows:

Statement of Cash Flows

				Cumulative
				from date
				of inception
		Year ended May 31,		("March 26,
	2009	2008	2007	2004" )

Cash flows from operating activities
Net loss for the period	$(2,586,978)	$(6,157,896)	$(6,052,723)	$(20,225,004)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Share-based payments	-	1,322,125	1,358,687	4,030,125
Accrued Interest income	(10,296)	(48,706)	-	(59,002)
Write-off of mineral property rights	1,514,756	132,500	-	1,647,256
Change in non-cash operating working activities:
GST and sundry receivable	34,957	181,267	(91,634)	(10,887)
Prepaid expenses	137,883	8,526	(138,055)	(6,613)
Due from a related party	92,296	-	(90,000)	2,296
Accounts payable	(64,509)	(222,129)	(61,560)	80,036
Accrued liabilities	18,450	(76,119)	56,832	(838)

Cash flows used in operating activities	(863,441)	(4,860,432)	(5,018,453)	(14,577,063)
Cash flows from financing activities
Repayment of loans from related parties	-	-	-	(28,594)
Share/warrant issuance	416,666	5,016,694	3,022,499	18,052,210
Cost of issue	(47,833)	(488,720)	(249,300)	(1,776,309)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing activities	368,833	4,527,974	2,773,199	16,347,307

Cash flows from investing activities
Purchase of reclamation bond	-	(13,090)	-	(13,090)
Redemption (purchase) of short term investments	611,410	(975,000)	-	(363,590)
Exploration advances	-	312,491	(40,514)	-
Purchase of mineral property rights	(95,065)	(206,364)	(217,755)	(1,286,972)

Cash flows provided by (used in) investing activities	516,345	(881,963)	(258,269)	(1,663,652)
Change in cash during the period	21,737	(1,214,421)	(2,503,523)	106,592
Cash, beginning of period	84,856	1,299,277	3,802,800	1

Cash, end of period	$106,593	$84,856	$1,299,277	$106,593

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Cash Flows (continued)

				Cumulative
				from date
				of inception
	Year ended May 31,			("March 26,
	2009	2008	2007	2004"	)

Supplemental schedule of non-cash transaction
Share issuance included in mining interest	$10,800	$45,800	$56,500	$563,875
Warrant issuance included in mining interest	$-	$-	$184,750	$184,750
Share-based payments included in mining interest	$-	$111,475	$-	$111,475
Interest paid	$-	$23,477	$21,682	$45,159

US GAAP accounting pronouncements adopted in prior years

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2007; the implementation did not have any effect on the Company's consolidated financial statements as the Company does not yet have significant assets which the Company is obligated to retire.

In March 2005, the FASB ratified a consensus reached by the EITF on the issue No. 04-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry". This Consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending May 31, 2007. This consensus has no effect on the consolidated financial statements since the Company is not yet in the production phase.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections", effective for accounting changes and error corrections made in the fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The adoption of this standard has not had any material effect on the Company's consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Adoption of new US GAAP accounting pronouncements

(i) Fair value measurements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which provides a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 were applied prospectively. The Company adopted the provisions of SFAS No. 157 on April 1, 2008, which did not have any effect on its overall financial condition and results of operations.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

As at May 31, 2009, the Company had short term investments totalling $407,493 which are classified as held for trading and measured as level 1 of the fair value hierarchy.

(ii) Fair value option for financial assets and financial liabilities

In February 2007, the FASB issued Statement 159 "Fair Value Option for Financial Assets and Financial Liabilities". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement for accounting for financial instruments. The adoption of this standard has not had any material effect on the Company's consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements

(i) Hierarchy of generally accepted accounting principles

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles". This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used when preparing financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect any material impact on its financial position and results of operation with the adoption of this statement.

(ii) Determining whether an instrument is indexed to an equity's own stock

In June 2008, the FASB issued EITF Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-05"). EITF 07-05 provides guidance on determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity's own stock. EITF 07-05 concludes, among other matters, that warrants and options issued by an entity with an exercise price that is different from the entity's functional currency cannot be classified as equity. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of EITF 07-05 will have on the statements.

(iii) Business combinations

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations", which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting. However, SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects.

SFAS No. 141(R) will require that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtained control be re-measured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements May 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

17.	Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements (Continued)

(iii) (Continued) SFAS No. 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of this statement should also apply the provisions of SFAS No. 141(R). This standard will be applied to all future business combinations for US GAAP purposes.

(iv) Subsequent events

In May 2008, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165") which establishes principles and requirements for subsequent events. This Statement sets forth (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement shall be applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles. This Statement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.

18.	Comparative figures

Certain prior year figures have been reclassified to conform with the current year's presentation.

B. Unaudited Quarterly Financial Statements, August 31, 2008

Unaudited Balance Sheet as at August 31, 2008, Statements of Operations and Deficit for the Three Months ended August 31, 2008 and 2007, and Statements of Cash Flows for the Three Months ended August 31, 2008 and 2007.

Grandview Gold Inc.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

For the Three Months Ended August 31, 2009

(Expressed in Canadian Dollars)

(Unaudited)

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim consolidated financial statements of Grandview Gold Inc. (A Development Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the May 31, 2009 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the period end unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for ensuring that management fulfills its financial reporting responsibilities and for reviewing and approving the period end unaudited interim consolidated financial statements together with other financial information. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the internal controls over the financial reporting process and the period end unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the period end unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Management's Report on Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting – Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at August 31, 2009.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at August 31, 2009.

Notice to Reader

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

(signed)	(signed)

Paul T. Sarjeant	Ernest Cleave
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
October 12, 2009

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31,	May 31,
(Unaudited)	2009	2009
Assets
Current assets
Cash and cash equivalents	$324,654	$106,593
Short term investments	-	407,493
GST and sundry receivable	10,084	5,707
Prepaid expenses	8,316	12,283
Due from a related party (Note 12(iv))	10,000	10,000
	353,054	542,076

Reclamation bond (Note 5)	14,375	14,332
Mining interests (Note 6)	3,566,827	3,442,793

	$3,934,256	$3,999,201
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$102,019	$72,467
Asset retirement obligation	14,375	14,332
	116,394	86,799

Shareholders' equity	3,817,862	3,912,402

	$3,934,256	$3,999,201

Nature of operations and going concern (Note 1)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollar)

			Cumulative from
			date of inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)
Expenses
Share-based payments	$368,500	$-	$4,398,625
Investor relations, business development and reporting issuer maintenance costs	17,393	16,824	1,805,204
Professional fees	42,438	30,729	1,266,082
Management services (Note 12)	20,000	74,214	1,363,190
Office and administration	11,934	17,185	681,072
Exploration evaluation expenses	60	-	19,945
Flow-through interest expense	-	-	188,801
Write-down of marketable securities	-	-	25,000
Bad debt	-	-	1,235

	460,325	138,952	9,749,154

Loss before the under noted	(460,325)	(138,952)	(9,749,154)
Interest income	(2,715)	563	86,357
Write-off of mineral properties	-	-	(7,988,830)
Forgiveness of debt	-	-	35,667
Failed merger costs	-	-	(170,000)

Loss before income taxes	(463,040)	(138,389)	(17,785,960)
Future income tax recovery	-	-	1,675,990

Net loss and comprehensive loss for the period	$(463,040)	$(138,389)	$(16,109,970)

Basic loss per share (Note 10)	$(0.01)	$(0.00)

Diluted loss per share (Note 10)	$(0.01)	$(0.00)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Accumulated Deficit
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
			exploration
	Three Months Ended		stage
	August 31,		(March
(Unaudited)	2009	2008	26, 2004)

Accumulated Deficit
Balance at beginning of period	$(19,081,178)	$(11,193,260)	$(3,434,248)
Net loss for the period	(463,040)	(138,389)	(16,109,970)

Balance at end of period	$(19,544,218)	$(11,331,649)	$(19,544,218)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

(Unaudited)	Share Capital	Warrants	Contributed Surplus	Accumulated Deficit	Total

At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520
Mineral property acquisition	10,800	-	-	-	10,800
Private placement	416,666	-	-	-	416,666
Cost of issue - cash laid out	(47,833)	-	-	-	(47,833)
Cost of issue - broker warrants valuation	(30,666)	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-	-	(120,833)
Warrants expired	-	(2,569,432)	2,569,432	-	-
Net loss for the year	-	-	-	(7,887,918)	(7,887,918)

At May 31, 2009	14,430,400	1,203,804	7,359,376	(19,081,178)	3,912,402
Share-based payments	-	-	368,500	-	368,500
Warrants expired	-	(860,218)	860,218	-	-
Net loss for the year	-	-	-	(463,040)	(463,040)

At August 31, 2009	$14,430,400	$343,586	$8,588,094	$(19,544,218)	$3,817,862

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)

Cash flows from operating activities
Net loss for the period	$(463,040)	$(138,389)	$(16,109,970)
Items not involving cash:
Write-down of marketable securities	-	-	25,000
Forgiveness of debt	-	-	(35,667)
Write-off of bad debts	-	-	1,235
Share-based payments	368,500	-	4,398,625
Future income tax recovery	-	-	(1,675,990)
Accrued interest income-	-	-	(43,903)
Write-off of mineral properties		-	7,988,830
Changes in non-cash working capital items:
GST and sundry receivable	(4,377)	27,114	(9,594)
Prepaid expenses	3,967	(28,457)	(8,316)
Due from a related party	-	-	80,000
Accounts payable and accrued liabilities	29,552	98,889	108,189

Cash flows used in operating activities	(65,398)	(40,843)	(5,281,561)

Cash flows from financing activities
Loans from related parties	-	-	(28,594)
Share/warrant issuance	-	-	18,052,210
Cost of issuance	-	-	(1,776,309)
Proceeds from loan	-	-	175,000
Repayment of loan	-	-	(75,000)

Cash flows provided by financing activities	-	-	16,347,307

Cash flows from investing activities
Purchase of reclamation bond	-	-	(13,090)
Redemption (purchase) of short term investments	407,493	534,805	43,903
Exploration advances	-	-	-
Expenditures on mining interests	(124,034)	(319,901)	(10,681,905)
Due from a related party	-	-	(90,000)

Cash flows provided by (used in) investing activities	$283,459	$214,904	$(10,741,092)

The notes to unaudited interim consolidated financial statements are an integral part of these statements

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows - Continued
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)

Change in cash and cash equivalents during the period	$218,061	$174,061	$324,654

Cash and cash equivalents, beginning of period	106,593	84,856	-

Cash and cash equivalents, end of period	$324,654	$258,917	$324,654

Supplemental Schedule of Non-cash Transactions
Share issuance included in mining interest	$10,800	$-	$574,675
Warrant issuance included in mining interest	$-	$-	$184,750
Share-based payments included in mining interest	$-	$-	$111,475
Interest paid	$-	$-	$45,159

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)

Pony Creek Carlin Trend Project, Nevada, USA (Note 6)
Balance, beginning of period	$-	$5,679,340	$-

Drilling, assays and related field work	-	70,362	4,684,830
Project administration and general	-	12,241	96,879
Property acquisition and holding costs	-	84,695	1,121,633
Write-off	-	-	(5,903,342)

	-	167,298	-

Balance, end of period	$-	$5,846,638	$-

Red Lake Gold Camp, Ontario, Canada (Note 6)
Balance, beginning of period	$3,442,793	$3,275,971	$-
Drilling, assays and related field work	68,783	87,820	2,998,670
Property acquisition and holding costs	-	11,240	512,906
	68,783	99,060	3,511,576

Balance, end of period	$3,511,576	$3,375,031	$3,511,576

Rice Lake Gold Camp, Manitoba, Canada (Note 6)
Balance, beginning of period	$-	$1,327,639	$-
Drilling, assays and related field work	-	99,417	1,163,762
Project administration and general	-	226	227
Property acquisition and holding costs	-	-	393,123
Government refund	-	(35,300)	-
Write off	-	-	(1,557,112)
	-	64,343	-

Balance, end of period	$-	$1,391,982	$-

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties Continued
(Expressed in Canadian Dollars)

			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2009	2008	26, 2004)

Suyo Property,
Peru (Note 6)
Balance, beginning of period	$-	$-	$-

Drilling, assays and related field work	13,582	-	13,582
Property acquisition and holding costs	41,669	-	41,669

	55,251	-	55,251

Balance, end of period	$55,251	$-	$55,251

Total	$3,566,827	$10,613,651	$3,566,827

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature of Operations and Going Concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook effective March 26, 2004 onward.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), as applicable to a going concern entity which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of a mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. Accordingly, the unaudited interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited interim consolidated financial statements.

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

The unaudited interim financial statements have been prepared by the Company in accordance with GAAP. The preparation of the unaudited interim consolidated financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements except as noted below. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended May 31, 2009, since they do not contain all disclosures required by GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective unaudited interim periods presented.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

2.	Accounting Policies (Continued)

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this new accounting standard had no impact on the unaudited interim consolidated financial statements as of August 31, 2009.

Future Accounting Pronouncements

International Financial Reporting Standards [“IFRS”]

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements. The Company is in the process of evaluating the requirements of the new standards.

3.	Capital Management

The Company considers its capital structure to consist of share capital, warrants, contributed surplus and accumulated deficit. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of its mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

3.	Capital Management (continued)

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

(i) minimizing discretionary disbursements;

(ii) reducing or eliminating exploration expenditures which are of limited strategic value; and

(iii) exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

There were no changes in the Company's approach to capital management during the three months period ended August 31, 2009. The Company is not subject to externally imposed capital requirements.

4.	Risk Factors

The Company’s significant mineral properties are Red Lake Gold Camp, Ontario, Canada and Suyo Property, Peru (called the "Properties"). A full des

Unless the Company acquires or develops additional significant properties, the Company will be solely dependent upon these Properties. If no additional mineral properties are acquired by the Company, any adverse development affecting the Properties would have a material adverse effect on the Company's financial condition and results of operations.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, GST and sundry receivable and due from a related party. Cash and cash equivalents are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Financial instruments included in GST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. GST and sundry receivable and due from a related party are in good standing as of August 31, 2009. Management believes that the credit risk concentration with respect to financial instruments included in GST and sundry receivable and due from a related party is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2009, the Company had a cash and cash equivalents and short term investments balance of $324,654 (May 31, 2009 - $514,086) to settle current liabilities of $102,019 (May 31, 2009 - $72,467). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk Factors (continued)

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

(c) Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

The Company has, for accounting purposes, designated its cash and cash equivalents as held for trading, which is measured at fair value. GST and sundry receivable and due from a related party are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost which also equals fair value.

As of August 31, 2009, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	Risk Factors (continued)

Sensitivity Analysis (continued)

(ii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of August 31, 2009, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Reclamation Bond

The Company has posted reclamation bonds for its mining projects, as required by the United States, Department of the Interior Bureau of Land Management, to secure clean-up costs, if any, on projects that are abandoned or closed.

6.	Mining Interests

On a quarterly basis, management of the Company reviews exploration expenditures to ensure mining interests include only costs and projects that are eligible for capitalization.

For a description of mining interests, refer to Note 8 of the audited financial statements as at May 31, 2009. The following changes to mining interests occurred from June 1, 2009 to August 31, 2009.

(a) Suyo Project, Peru

On July 2, 2009, a binding Memorandum of Understanding (the “Memorandum”) was signed with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Suyo”). The Option provides the Company with a right to earn an 80% interest in Suyo by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period.

The Option also allows the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

The Memorandum and the transactions contemplated therein and thereby are conditional upon receipt of all required regulatory approvals, including the approval of the TSX.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

7.	Share Capital (Continued)

(b) Issued (Continued)

	Number
	of
	shares	Amount

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Flow-through cost of issue	-	(563,472)

Balance, May 31, 2007	24,841,890	$11,019,703
Private placement	11,169,000	4,950,150
Warrant valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)
Flow-through cost of issue	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)
Flow-through cost of issue	-	(120,833)

Balance, May 31, 2009 and August 31, 2009	44,652,098	$14,430,400

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

8.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	$1.63
Issued	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	$1.18
Issued	5,853,480	0.62
Issued	73,937	0.65
Exercised	(147,875)	0.45

Balance, May 31, 2008	12,361,125	$0.92
Expired	(6,307,645)	(1.18)
Issued	666,666	0.05

Balance, May 31, 2009	6,720,146	$0.59
Expired	(5,044,120)	(0.62)

Balance, August 31, 2009	1,676,026	$0.52

The following are the warrants outstanding at August 31, 2009:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price ($)

656,000	$225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
666,666	30,666	0.05	December 4, 2010

1,676,026	$343,586

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

9.	Stock Options

	Number	Weighted Average
	of Stock Options	Exercise Price
Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00
Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55

Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19

Balance, May 31, 2007	2,850,000	$1.22
Granted	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38

Balance, May 31, 2008	4,575,000	$0.89
Cancelled	(175,000)	0.68

Balance, May 31, 2009	4,400,000	$0.90
Issued (i)	3,350,000	0.15

Balance, August 31, 2009	7,750,000	$0.57

(i)

On June 23, 2009, the Company granted an aggregate of 3,350,000 options to directors, officers, geologists and consultants of the Company at an exercise price of $0.15 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $368,500. In determining this value, the following assumptions were used: risk-free interest rate of 2.55%, dividend yield of 0%, expected stock volatility of 155% and an expected life of 5 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

9.	Stock options (Continued)

The following are the stock options outstanding and exercisable at August 31, 2009:

				Options
	Options outstanding			exercisable
		Weighted
		average	Weighted
		remaining	average		Weighted
	Number of	contractual	exercise	Number of	average
Expiry Date	Options	life	price	options	exercise price

October 1, 2009	600,000	0.08 years	$1.00	600,000	$ 1.00
December 20, 2009	75,000	0.30	1.10	75,000	1.10
April 15, 2010	700,000	0.62	0.50	700,000	0.50
January 6, 2011	150,000	1.35	1.25	150,000	1.25
April 3, 2011	550,000	1.59	1.80	550,000	1.10
October 31, 2011	500,000	2.17	1.00	500,000	1.00
September 27, 2012	1,825,000	3.08	0.68	1,825,000	0.68
June 23, 2014	3,350,000	4.81	0.15	3,350,000	0.15

	7,750,000	3.15 years	$0.57	7,750,000	$ 0.57

10.	Basic and Diluted Loss Per Share

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

	Three Months Ended
	August 31,
	2009	2008

Numerator for basic loss per share	$(463,040)	$138,389)
Numerator for diluted loss per share	$(463,040)	$(138,389)

Denominator:
Weighted average number of common shares - basic	44,652,098	36,305,532
Weighted average number of common shares - diluted	44,652,098	36,305,532

Basic and diluted loss per share	$(0.01)	$(0.00)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

11.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2008 - same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for loss for the periods presented also represent segment amounts.

The Company operates in two geographic segments for the three months ended August 31, 2009, and year ended May 31, 2009 as follows.

	August 31,	May 31,
	2009	2009

Canada	$3,905,251	$3,999,201
Peru	29,005	-

Total assets	$3,934,256	$3,999,201

12.	Related Party Transactions Not Disclosed Elsewhere

	(i)	For three months period ended August 31, 2009, $Nil (three months ended August 31, 2008 - $15,000) was paid to the former interim CEO and current chairman of the Company for consulting services.

(ii)

For three months period ended August 31, 2009, $37,500 (three months ended August 31, 2008 - $43,500) was paid to the President and CEO of the Company for consulting services. Included in this amount was $26,500 (three months ended August 31, 2008 - $15,000) capitalized to mining interests. Also, $Nil (three months ended August 31, 2008 - $6,000) in car and office allowances was included in this amount.

	(iii)	For three months period ended August 31, 2009, $9,000 (three months ended August 31, 2008 - $17,638) in consulting fees was also paid or accrued to the Chief Financial Officer of the Company.

(iv)

The Company provided a loan of $90,000 to the President and CEO of the Company. The remaining balance of the loan is $10,000. The loan is unsecured, bears no interest and is due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP

The Company's unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(j) in the fiscal 2009 consolidated financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the consolidated financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

For the three months ended August 31, 2009, 2008, and 2007, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the three months ended August 31, 2009, 2008, and 2007. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the annual consolidated financial statements for May 31, 2009, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

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

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 13 of the annual consolidated financial statements for May 31, 2009). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Had the Company's consolidated balance sheets as at August 31, 2009 and May 31, 2008 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

	August 31, 2009	May 31, 2009

Assets
Current assets
Cash	$324,654	$106,593
Short term investments	-	407,493
GST and sundry receivable	10,084	5,707
Prepaid expenses	8,316	12,283
Due from a related party	12,929	12,803
	355,983	544,879
Reclamation bond	14,375	14,332
Mineral property rights	554,575	512,906

	$924,933	$1,072,117

Liabilities
Current liabilities
Accounts payable	$82,011	$9,017
Accrued liabilities	20,008	63,450

	102,019	72,467
Assets retirement obligation	14,375	14,332

	116,394	86,799

Shareholders' Equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	16,106,390	16,106,390
Additional paid in capital	4,077,994	3,217,776
Warrants	343,586	1,203,804
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred share-based payments	4,510,100	4,141,600
Deficit accumulated before change to an exploration stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(20,770,283)	(20,225,004)

	808,539	985,318

	$924,933	$1,072,117

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

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

Statements of Operations and Comprehensive Loss

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2009	2008	2007	("March 26, 2004")
Expenses
General exploration	$82,425	$234,766	$1,152,704	$9,373,771
Management services	388,500	74,214	76,250	5,614,861
Investor relations, business development and reporting issuer maintenance costs	17,393	16,824	152,658	1,964,454
Write-off of bad debts	-	-	-	1,235
Professional fees	42,438	30,729	72,496	1,266,082
Office and administration	11,934	17,185	74,407	681,072
Flow-through interest expense	-	-	-	188,801
Gain on forgiveness of debt	-	-	-	(35,667)
Failed merger costs	-	-	-	170,000
Site restoration costs	-	-	30,000	-

Loss before the under noted	(542,690)	(373,718)	(1,558,515)	(19,224,609)
Interest income	(2,589)	1,842	16,026	101,582
Write-off mineral property rights	-	-	-	(1,647,256)

Net loss for the period	(545,279)	(371,876)	(1,542,489)	(20,770,283)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(25,000)
Comprehensive loss for the period	$(545,279)	$(371,876)	$(1,542,489)	$(20,795,283)

Loss per common share
Basic	$(0.01)	$(0.01)	$(0.05)
Diluted	$(0.01)	$(0.01)	$(0.05)

Comprehensive loss per common share
Basic	$(0.01)	$(0.01)	$(0.05)
Diluted	$(0.01)	$(0.01)	$(0.05)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

		Amount
		Under
Common Shares (continued)	Shares	US GAAP

Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	11,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)

Balance, May 31, 2009 and August 31, 2009	44,652,098	$16,106,390

Other changes in shareholders' equity are presented as follows:

Additional Paid in Capital
Balance from inception and as of May 31, 2004 and 2005	$25,000
Expired warrants	173,388
Balance, May 31, 2006	$198,388
Expired warrants	449,956
Balance, May 31, 2007 and May 31, 2008	$648,344
Expired warrants	2,569,432
Balance, May 31, 2009	$3,217,776
Expired warrants	860,218
Balance, August 31, 2009	$4,077,994

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008	$3,742,570
Expired	(2,569,432)
Issued	30,666

Balance, May 31, 2009	$1,203,804
Expired	(860,218)

Balance, August 31, 2009	$343,586

Cumulative Adjustments to Marketable Securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	$(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2004, 2005 and 2006	$(315,539)
Comprehensive loss items	(9,766)

Balance, May 31, 2007	$(325,305)
Comprehensive loss items-	-

Balance, May 31, 2008, 2009 and August 31, 2009	$(325,305)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

Deferred Share-Based Payments
Balance, May 31, 2004	$-
Vesting of stock options	775,613
Balance, May 31, 2005	$775,613
Vesting of stock options	573,700
Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687
Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600
Balance, May 31, 2008, 2009	$4,141,600
Vesting of stock options	368,500
Balance, August 31, 2009	$4,510,100

Deficit Accumulated During the Exploration Stage
Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)
Balance, May 31, 2004	$(10,556)
Net loss	(1,743,463)
Balance, May 31, 2005	$(1,754,019)
Net loss	(3,673,388)
Balance, May 31, 2006	$(5,427,407)
Net loss	(6,052,723)
Balance, May 31, 2007	$(11,480,130)
Net loss	(6,157,896)
Balance, May 31, 2008	$(17,638,026)
Net loss	(2,586,978)
Balance, May 31, 2009	$(20,225,004)
Net loss	(545,279)
Balance, August 31, 2009	$(20,770,283)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued)

The Company's statements of cash flows under US GAAP are as follows:

Statements of Cash Flows

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2009	2008	2007	("March 26, 2004")
Cash flows from operating activities
Net loss for the period	$(545,279)	$(371,876)	$(1,542,489)	$(20,770,283)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Share-based payments	368,500	-	-	4,398,625
Accrued Interest income	(126)	(1,279)	-	(59,128)
Write-off of mineral property rights	-	-	-	1,647,256
Change in non-cash operating working activities:
GST and sundry receivable	(4,377)	27,114	119,760	(15,264)
Prepaid expenses	3,967	(28,456)	(84,923)	(2,646)
Due from a related party	-	-	-	2,296
Accounts payable	72,994	143,889	95,201	153,030
Accrued liabilities	(43,442)	(45,000)	-	(44,280)
Cash flows used in operating activities	(147,763)	(275,608)	(1,412,451)	(14,724,826)
Cash flows from financing activities
Repayment of loans from related parties	-	-	-	(28,594)
Share/warrant issuance	-	-	3,485,600	18,052,210
Cost of issue	-	-	(378,345)	(1,776,309)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)

Cash flows provided by financing activities	-	-	3,107,255	16,347,307

Cash flows from investing activities
Purchase of reclamation bond	-	-	(13,896)	(13,090)
Redemption (purchase) of short term investments	407,493	534,804	(2,538,979)	43,903
Exploration advances	-	-	312,491	-
Purchase of mineral property rights	(41,669)	(85,135)	(326,929)	(1,328,641)

Cash flows provided by (used in) investing activities	365,824	449,669	(2,567,313)	(1,297,828)

Change in cash during the period	218,061	174,061	(872,509)	324,653
Cash, beginning of period	106,593	84,856	1,299,277	1

Cash, end of period	$324,654	$258,917	$426,768	$324,654

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
Three Months Ended August 31, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	Differences Between Canadian GAAP and US GAAP (Continued) Statements of Cash Flows (continued)

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2009	2008	2007	("March 26, 2004")

Supplemental Schedule of Non-Cash Transaction
Share issuance included in mining interest	$-	$10,800	$35,000	$563,875
Warrant issuance included in mining interest	$-	$-	$-	$184,750
Share-based payments included in mining interest	$-	$-	$-	$111,475
Interest paid	$-	$-	$-	$45,159

14.	Comparative Figures

Certain prior year figures have been reclassified to conform with the current year's presentation.

ITEM 18: Exhibits

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

A. Certification of Chief Executive Officer

     SECTION 302 CERTIFICATION
CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Paul Sarjeant, certify that:

1.	I have reviewed this annual report on Form 20-F of Grandview Gold Inc. for the year ended May 31, 2009;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting and;

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: December 21, 2009

/s/ Paul Sarjeant
Paul Sarjeant,
President and Chief Executive Officer

B.	Certification of Chief Financial Officer

SECTION 302 CERTIFICATION
CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Ernest Cleave, certify that:

1.	I have reviewed this annual report on Form 20-F of Grandview Gold Inc. for the year ended May 31, 2009;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting and;

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: December 21, 2009

/s/ Ernest Cleave
Ernest Cleave,
Chief Financial Officer

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

C.	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Grandview Gold Inc. (the "Company") on Form 20-F for the year ended May 31, 2009, I, Paul Sarjeant, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 21, 2009

/s/ Paul Sarjeant
Paul Sarjeant
President and Chief Executive Officer

D.	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Grandview Gold Inc. (the "Company") on Form 20-F for the year ended May 31, 2009, I, Ernest Cleave, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 21, 2009

/s/ Ernest Cleave
Ernest Cleave
Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.

By: /s/ Paul Sarjeant
Paul Sarjeant
President

Dated: December 21, 2009