Form 20-F
period 2010-05-31
Grandview Gold, Inc.
filed 2011-01-03
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[	]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ X	]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended May 31, 2010

OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

OR
[	]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: common shares

- i -

(Title of Class) Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

__________________________________None__________________________________

(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 72,763,033.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [    ]   No [ X ]

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [    ]   No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]    No [    ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards	Other [ X ]

as issued by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ X ]    Item 18 [    ]

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [    ]   No [ X ]

- ii -

TABLE OF CONTENTS

FORM 20-F	I
TABLE OF CONTENTS	III
GLOSSARY	V
PART I	1

ITEM 1:	Identity of Directors, Senior Management and Advisors	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons For The Offer and Use Of Proceeds	2
D.	Risk Factors	2
ITEM 4:	Information on the Company	10
A.	Unresolved Staff Comments	10
B.	History and Development of the Company	10
C.	Business Overview	13
D.	Organizational Structure	16
E.	Property, Plants and Equipment	16
ITEM 5:	Operating and Financial Review and Prospects	30
A.	Operating Results	36
B.	Liquidity and Capital Resources	38
C.	Research and Development, Patents and Licenses, Etc.	39
D.	Trend Information	39
E.	Off-Balance Sheet Arrangements	39
F.	Tabular Disclosure of Contractual Obligations	39
ITEM 6:	Directors, Senior Management, and Employees	40
A.	Directors and Senior Management	40
B.	Board Practices	45
C.	Employees	46
D.	Share Ownership	46
ITEM 7:	Major Shareholders and Related Party Transactions	47
A.	Major Shareholders	47
B.	Related Party Transactions	48
C.	Interests of Experts and Counsel	48
ITEM 8:	Financial Information	49
A.	Consolidated Statements and Other Financial Information	49
B.	Significant Changes	49
ITEM 9:	The Offering and Listing.	49
A.	Offer and Listing Details	49

- iii -

	B.	Plan of Distribution	51
	C.	Markets	51
	D.	Selling Shareholders	51
	E.	Dilution	52
	F.	Expenses of the Issue	52
ITEM 10:		Additional Information	52
	A.	Share Capital	52
	B.	Memorandum and Articles of Association	52
	C.	Material Contracts	52
	D.	Exchange Controls	53
	E.	Taxation	54
	F.	Dividends and Paying Agents	61
	G.	Statements by Experts	61
	H.	Documents on Display	61
	I.	Subsidiary Information	62
ITEM 11:		Quantitative and Qualitative Disclosures about Market Risk	62
ITEM 12:		Description of Securities other than Equity Securities	62
PART II			63
ITEM 13:		Defaults, Dividend Arrearages and Delinquencies	63
ITEM 14:		Material Modifications to the Rights of Security Holders and Use of Proceeds	63
ITEM 15:		Controls and Procedures	63
ITEM 16:		Reserved	64
	A.	Audit Committee Financial Expert	64
	B.	Code of Ethics	64
	C.	Principal Accountant Fees and Services	64
	D.	Exemptions From the Listing Standards for Audit Committees	65
	E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers	65
PART III			66
ITEM 17:		Financial Statements	66
ITEM 18:		Financial Statements	66
	A.	Audited Annual Financial Statements, May 31, 2010	66
	B.	Unaudited Quarterly Financial Statements, August 31, 2010	125
ITEM 19:		Exhibits	157
SIGNATURES			165

- iv -

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sam
cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.
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

PART I

ITEM 1:  Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2:  Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3:  Key Information

Unless expressed otherwise, all dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2006 through May 31, 2010, and for the period June 1, 2010 through November 30, 2010.

YEAR ENDED
MAY 31	AVERAGE
2006	1.1736
2007	1.1364
2008	1.0142
2009	1.1562
2010	1.0632

MONTH	LOW	HIGH
June 2010	1.0648	1.0138
July 2010	1.0678	1.0256
August 2010	1.0674	1.0108
September 2010	1.0604	1.0216
October 2010	1.0374	0.9986
November 2010	1.0286	0.9980

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

A. Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended May 31, 2010 ("2010"), May 31, 2009 ("2009’) and May 31, 2008 ("2008") (all audited), as well as the three month period ended August 31, 2010 ("first quarter 2011") and three month period ended August 31, 2009 ("first quarter 2010") (both unaudited) which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ substantially from United States generally accepted accounting principles "(US GAAP"). Reference is made to Note 15 to the audited financial statements for the period ended May 31, 2010 in Item 15. Differences between Canadian GAAP and US GAAP for a description of the differences between Canadian and United States generally accepted accounting principles, and how these differences would affect the Company’s financial statements.

1

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

Selected Financial Data

	Three Months	Three Months	Year Ended	Year Ended	Year Ended May
	Ended August 31,	Ended August 31,	May 31,2010	May 31, 2009	31, 2008(audited)
(CAD$)	2010	2009	(audited)	(audited)
	(unaudited)	(unaudited)
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	$(84,258)	$(463,040)	$(880,403)	$(7,887,918)	$(3,005,834)
Basic Earning (Loss) Per Share	$(0.00)	$(0.01)	$(0.02)	$(0.20)	$(0.09)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares	72,763,033	44,652,098	72,763,033	44,652,098	36,288,765
Cash	$1,226,090	$324,654	$1,432,824	$106,593	$84,856
Short term investments	Nil	Nil	$25,037	$407,493	$1,011,410
Working Capital	$1,225,472	$251,035	$1,407,869	$469,609	$1,168,570
Mineral Properties	$4,247,910	$3,566,827	$4,149,771	$3,442,793	$10,282,950
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$15,081,883	$14,430,400	$15,081,883	$14,430,400	$14,202,266
Shareholders’ Equity	$5,473,382	$3,817,862	$5,557,640	$3,912,402	$11,541,520
Total Assets	$5,565,995	$3,934,256	$5,660,623	$3,999,201	$11,673,136
US GAAP
Net Income (Loss)	$(181,416)	$(545,279)	$(1,387,686)	$(2,586,978)	$(6,157,896)
Income (Loss) Per Share	$(0.00)	$(0.01)	$(0.02)	$(0.06)	$(0.18)
Mineral Properties	$713,454	$554,575	$712,101	$512,906	$1,921,797
Shareholders’ Equity	$1,941,857	$808,539	$2,123,273	$985,318	$3,192,663
Total Assets	$2,034,468	$924,933	$2,226,256	$1,072,117	$3,324,279

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

Because We Have No Revenue Producing Operations, We are Dependent Upon Our Ability to Raise Funds In Order to Stay In Business. Since inception, the Company has not generated any revenues from mining operations. As of August 31, 2010, the Company had an accumulated deficit of approximately $20.0 million. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds from external sources to maintain our interests in our various properties in the United States and Canada, to acquire, explore, and if warranted, develop other mineral properties, participate in other projects and provide sufficient cash to fund operations. There is no assurance that we will be able to raise the funds on acceptable terms, or at all. If we do not raise these funds, we would be unable to pursue our planned business operations and investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

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

Foreign Operations. At present, a portion of the operations of Grandview are located in Peru, as a result, the operation of the Corporation is exposed to various levels of political, economical and other risks and uncertainties associated with operating in foreign jurisdiction. These risks and uncertainties include, but are not limited to, currency exchange rates; price controls, import or export controls, currency remittance, high rates of inflation; labour unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts, changes in taxation policies, restrictions on foreign exchanges; changing political condition, currency controls; and governmental regulations that may require the awarding of contracts of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction, Changes, if any, in mining or investment policies or shifts in political attitudes in Peru or other countries in which Grandview conducts business may adversely affect the operations of the Corporation. The Corporation may become subject to local political unrest that could have debilitating impact on operations, and at its extreme, could result in damage and injury to personnel and site infrastructure.

Failure to comply with applicable laws and regulations may result in enforcement actions and include corrective measures requiring capital expenditures, installing of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

ITEM 4:     Information on the Company

A. Unresolved Staff Comments

None.

B. History and Development of the Company

Grandview Gold Inc. (the “Company” or “Grandview”) was originally incorporated under the Corporation Act of Ontario on November 23, 1945 as Loisan Red Lake Gold Mines Limited. Grandview was primarily engaged in the mineral exploration and resource sector until April 27, 1987, when trading of the Company’s securities was ceased by the Ontario Securities Commission, and the Company remained primarily inactive until November 1998. At that time, the Company decided to invest in the common shares of Navitrak International, a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview found this initiative to be unfavorable and spent the period between November 2001 and November 2003 reevaluating the prospects of re-entering the mineral exploration and mining sector.

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

The Company’s executive office is located at:

330 Bay Street, Suite 820
Toronto, Ontario, M5H 2S8
Canada

Its registered and records office is located at Suite 500, 360 Bay Street, Toronto, Ontario, Canada. Its telephone number is (416) 486-3444.

The Company has financed its operations through the financings listed in the table shown below.

Table No. 1: Financings

Date of Offering	Nature of Issuance	Number of Shares	Capital Raised
July 22, 2004	Private Placement (1)	120,000	$120,000
August 23, 2004	Private Placement (1)	150,000	$150,000
September 30, 2004	Private Placement (1)	175,000	$175,000
December 23, 2004	Private Placement (2)	1,005,000	$1,005,000
August 31, 2005	Private Placement (3)	2,099,104	$2,623,880
September 15, 2005	Private Placement (3)	590,320	$737,900

Date of Offering	Nature of Issuance	Number of Shares	Capital Raised
October 19, 2005	Private Placement (3)	400,000	$500,000
March 27, 2006	Private Placement (4)	3,985,974	$4,384,571
December 28, 2006	Private Placement (5)	2,399,998	$1,559,999
March 16, 2007	Private Placement (6)	3,250,000	$1,462,500
July 6, 2007	Private Placement (7)	8,714,000	$3,485,600
December 21, 2007	Private Placement (8)	1,917,000	$1,114,850
December 28, 2008	Private Placement (9)	538,000	$349,700
December 9, 2009	Private Placement (10)	26,666,667	$2,000,000

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

(10) Units comprised of one common share and one warrant exercisable into one additional common share at an exercise price of $0.12 per share. The units were sold at a price of $0.075 per unit, raising gross proceeds of $2,000,000.00 The Company does not have an agent in the United States.

Capital Expenditures

The table below shows historical capital expenditures incurred before write-downs:

Fiscal Year	Expenditures
Fiscal 2001	$0
Fiscal 2002	$0
Fiscal 2003	$0
Fiscal 2004	$562
Fiscal 2005	$407,899
Fiscal 2006	$2,556,530
Fiscal 2007	$3,447,602
Fiscal 2008	$3,506,343
Fiscal 2009	$620,297
Fiscal 2010	$706,978

C. Business Overview1

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not currently engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (“Dixie Lake”) (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) a 100% interest in 12 unpatented claims and 2 patented claims located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in three mining claims, one patented claim and one mineral lease located in Manitoba, Canada (the “Bissett Gold Camp Claims”), (v) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”), (vi) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the “Angelina Property”), (vii) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the “Banksian Property”), and (vii) an option to acquire up to a 100% interest in two mineral claims covering 400 hectares (“Giulianita Property”) near Suyo District, Ayabaca Province, Piura Department, Peru.

_______________
1See Glossary on pages iii-iv for terms used throughout this Annual Report.

During the year to date, the Company determined to let lapse its option to acquire a 50% interest in the GEM Property near Rice Lake.

As of May 26, 2009 the Corporation announce that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and returned the project to Mill City Gold Inc. pursuant to the underlying agreements.

On July 15, 2009 the Corporation announced the signing of a Binding Memorandum of Understanding through its wholly-owned subsidiary Recuperación Realzada S.A.C., with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru.

The Company is concentrating most of its resources on exploration the Giulianita Project in the Piura Department, Peru, exploring for and evaluating other potentially economic small-scale mining opportunities In Peru.

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

(i)	the costs involved in acquiring and maintaining the property; and

(j)

the price of the precious or base minerals. For example, the price of one ounce of gold for the years 2000-2006 ranged from a low of $271 U.S. in 2001, to a high of $725.00 in 2006. At November 30, 2010, the closing price of gold was $1,387.20 U.S. per ounce.[2] Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

If we determine that we have a feasible mining project, we will consider pursuing alternative courses of action, including:

(a)	placing the property into production ourselves;

(b)	entering into a joint venture with larger mining company to mine the deposit; or

(c)	seeking to sell the deposit or the Company to third parties.

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

Prior to commencing any exploration activities in any of the Province of Manitoba, or the Province of Ontario, Canada or Peru the Company or the party intending to carry out a work program on a mineral property is required to apply to the appropriate local government agencies for a number of permits or licenses related to mineral exploration activities. These permits or licenses may include water and surface use permits, occupation permits, fire permits, and timber permits. Prior to being issued the various permits or licenses, the applicant must file a detailed work plan with the applicable government agency. Permits are issued on the basis of the work plan submitted and approved by the governing agency. Additional work on a given mineral property or a significant change in the nature of the work to be completed would require an amendment to the original permit or license.

________________
2 Source: Kitco: New York Close, Spot Gold

As part of the permit or licensing requirements, the applicant may be required to post an environmental reclamation bond in respect to the work to be carried out on the mineral property. The amount of such bond is determined by the amount and nature of the work proposed by the applicant. The amount of a bond may also be increased with increased levels of development on the property.

The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work during the 2009 and 2010 exploration seasons. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Company believes that it is currently in compliance with all applicable environmental laws and regulations in the Provinces of Manitoba and Ontario, Canada and in Peru.

D. Organizational Structure

The Corporation has a wholly owned subsidiary incorporated pursuant to the laws of Nevada on July 16, 2008, under the name Grandview Gold (USA) Inc. Grandview Gold (USA) Inc. was incorporated to hold the Corporation's interest in its Nevada property. As of May 22, 2009 the Corporation announced the termination of it’s Nevada operations and no interest exist within the subsidiary.

On July 26, 2009 the Corporation created a wholly owned subsidiary pursuant to the laws of Peru under the name Recuperacion Realzada S.A.C. with the intent to hold the Corporation’s Peruvian interests.

E. Property, Plants and Equipment

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not currently engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (“Dixie Lake”) (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) a 100% interest in 12 unpatented claims and 2 patented claims located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in three mining claims, one patented claim and one mineral lease located in Manitoba, Canada (the “Bissett Gold Camp Claims”), (v) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”), (vi) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the “Angelina Property”), (vii) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the “Banksian Property”), and (vii) an option to acquire up to a 100% interest in two mineral claims covering 400 hectares (“Giulianita Property”) near Suyo District, Ayabaca Province, Piura Department, Peru.

During the year to date, the Company determined to let lapse its option to acquire a 50% interest in the GEM Property near Rice Lake.

As of May 26, 2009 the Corporation announce that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and returned the project to Mill City Gold Inc. pursuant to the underlying agreements

On July 15, 2009 the Corporation announced the signing of a Binding Memorandum of Understanding through its wholly-owned subsidiary Recuperación Realzada S.A.C., with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru.

There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Dixie Lake Property, Red Lake Mining Division, Ontario

The Company has acquired a 67% interest in 49 unpatented mineral claims located in the Red Lake Mining Division, Ontario (the “Dixie Lake Property”). Originally, the Company acquired the option pursuant to an agreement dated August 26, 2005 (“Option Agreement”) with Fronteer Development Group Inc. (“Fronteer”). To acquire a 51% the Company was required (i) to incur exploration expenditures on the Dixie Lake Property of at least $300,000 on or before July 11, 2006, which it did, and (ii) make the following cash payments to Mr. Perry English (“English”), the individual who in 2002 originally granted Fronteer an option to acquire the Dixie Lake Property: (a) $10,000 on signing the Option Agreement, which it did (b) $25,000 on or before July 11, 2006, which it did, and (iii) $40,000 on or before July 11, 2007 (which it did). There is no known commercially mineable mineral deposit on the Dixie Lake Property.

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

Grandview Gold – Fronteer Option Agreement

Under the terms of the Option Agreement with Fronteer the Company had the right to acquire a 51% interest in the Dixie Lake Property by (i) incurring $300,000 in exploration expenditures by July 11, 2006, which it completed, and (ii) paying English a total of $75,000 by July 11, 2007 and by Fronteer fulfilling its remaining obligations to (i) issue to English 20,000 of it shares upon the signing of the Option Agreement with the Company, and (ii) issuing to English 20,000 shares of its common stock by July 11, 2006, which it did. In the summer of 2007 the Company presented to Fronteer a detailed accounting of the $1,711,000 U.S. it had spent on exploration of the property. Fronteer has informed the Company that it had fulfilled its obligations under the Option Agreement and that the Company had earned a 51% interest in the Dixie Lake Property. Fronteer also advised the Company that it would be reducing its 49% participating interest in the property, to a 33% participating interest, thereby increasing the Company’s interest to 67%.

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

The Company’s interest in the joint venture is 67% and Fronteer’s is 33%. Accordingly, the Company will be responsible for providing 67% of all exploration funds and Fronteer’s funding obligations will be 33%.

If either the Company or Fronteer elects not to contribute their full amount under a proposed exploration program, such party’s interest in the joint venture will be reduced proportionately, according to a formula set forth in the Option Agreement. If either party’s participating interest falls below 10%, then that party’s interest will automatically be converted into a 10% net profit royalty.

Property Description and Location

The Dixie Lake Property is located in Northwestern Ontario approximately 24 kilometers from the town of Red Lake. The property covers approximately 1,790 hectares and consists of 49 claims, in the Red Lake Mining Division. Management believes that all of the claims are in good standing. It is believed that neither Fronteer nor English owns the surface rights to the claims and that in order to retain the mineral rights, assessment work must be submitted. In order to maintain its interests in the claims a total of approximately $46,000 must be spent over the next four years.

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

Hole Number	Azimuth	Dip	From (m)	To (m)	Length (m)	Grade (g/t Au)
DC-10-07	090[o]	-60[o]	181.83	182.30	0.47	163.75
			200.62	203.48	2.86	22.90
Incl			202.12	203.12	1.00	61.97
DC -15-07	070[o]	-55[o]	176.60	182.95	6.35	4.28
Incl			176.60	178.30	1.70	11.30
DC-18-07	070[o]	-55[o]	156.83	158.17	1.34	7.04
DC-08-1R	090[o]	-60[o]	127.60	129.80	2.20	18.26

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

During fiscal 2009 the Dixie Lake project saw limited geological work due to work commitments on other projects and limited funding. Work centered primarily on report writing with respect to the 2009 winter drilling program and further geological interpretation and computer modeling. Gemcom was contracted to consolidate all drilling data and model mineralised zones at both the 88-04 Zone and limited information on the NS Zone. That modeling was used as the basis for an exploration program to be carried our in the summer of 2009 on the Property.

2010 Exploration Program

June 2009 the Company completed a diamond drill program of 6 NQ drill holes for a total of 1556.8 metres. The holes were designed to test mineralisation intersected from previous drilling, specifically, extensions to & infill of, the 88-4 Zone, continuity between the 88-4 Zone & the 88-4 extension, & the high grade quartz veining, South of the 88-4 Zone. Gemcom software modelling of the drill database produced additional drill targets based on previous anomalous gold intersections tied to the known geology.

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

Loisan Property, Red Lake, Ontario, Canada

The Company currently holds a 100% interest in eight mining claims covering approximately 60 hectares in the Red Lake Area, District of Kenora, in northwestern Ontario (the “Loisan Property”). The Red Lake area currently hosts two high-grade, world-class gold mines, Goldcorp’s Red Lake Mine and Placer Dome’s Campbell Gold Mine, each located approximately 25 kilometers from the Company’s claims. However, there can be no assurance a commercially mineable mineral deposit exists on the Red Lake Property.

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

April 28, 2010 the Company announced that it had acquired the remaining 40% interest in the Property from EMCO Corporation S.A. (“EMCO”) and had acquired two additional patented claims and two additional unpatented claims from Perry English (“English”) to complete the current property package. To acquire the remaining 40% interest agreement in the property and eliminate any NSR due EMCO under the previous Grandview paid EMCO $25,000 in cash and issued 50,000 common shares. Grandview also acquired from English two additional unpatented mining claims and two patented mining claims contiguous to the Bonanza Property for aggregate consideration of $60,000 cash and issuing 500,000 common shares. Concurrently the Company also purchased 75% of the outstanding 1.5% NSR due English on the property.

Property Description and Location

The property consists of 12 unpatented and 2 patented claims, located on Red Lake, approximately 1.5 kilometers north of the town of Red Lake, Ontario. Much of the property area is overlain by Red Lake, with the exception of two claims on Whitehorse Island. Access to the area during summer month is most easily accomplished via boat and in the winter months via ice roads from the town of Red Lake.

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

History

Exploration was conducted in the mid-late 1930s and to 1948. Drilling on the property intersected visible gold in quartz veined, strongly silicic granodiorite/granite contact zone separating the Howey Stock from intermediate volcanic rocks of the Ball assemblage. A shaft was sunk and underground development was carried out on 2 levels with minor bulk sampling providing the above-mentioned resource.

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

Bissett Gold Camp, Manitoba

The Company acquired its interest in the Bissett Gold Camp on April 1, 2005. The property consists of three mining claims, one patented claim and one mineral lease l. The 5 claims are located in the central area of the Bissett Gold Camp situated near the Manitoba/Ontario provincial border and approximately 240 kilometres northeast of Winnipeg. While the Company hopes to find gold on this property, there is no known commercially mineable mineral deposit on this property, and there can be no assurance that a commercially mineable mineral deposit exists on this property.

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

The Packsack Claim, has an existing mine shaft, though records of previous production are not available. A modern mill at the nearby San Antonio Gold mine (Sangold Inc.) is currently operating and would be a suitable mill if any small scale, economic deposit we developed on the property.

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

In 2005 the Company completed an airborne geophysical survey over the property. In 2007 and 2008 a grass roots style prospecting and mapping program was over the property area. A number of anomalous gold occurrences were identified and sampled. Results were not sufficient to warrant more work, but the Company was able to apply assessment credits to hold ground for a number of years, The company plans to evaluate further the area in conjunction with other project in the Rice Lake Greenstone Belt.

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

In 2005 the Company completed an airborne geophysical survey over the property. In 2007 and 2008 a grass roots style prospecting and mapping program was over the property area. A number of anomalous gold occurrences were identified and sampled. Results were not sufficient to warrant more work, but the Company was able to apply assessment credits to hold ground for a number of years, The company plans to evaluate further the area in conjunction with other project in the Rice Lake Greenstone Belt.

Gem Property, Manitoba

Due to limited exploration results on the Gem Property the Company decided to no longer pursue further work on the property and subsequently relinquished any interest in the property.

Pony Creek/Elliott Dome Property, Elko County, Nevada

As of May 26, 2009 the Corporation announce that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and returned the project to Mill City Gold Inc. pursuant to the underlying agreements. The reader is directed to the 2009 20-F report for previous disclosure on this project.

ITEM 5: Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended May 31, 2010, 2009 and 2008 and the three month periods ended August 31, 2010 and August 31, 2009, and should be read in conjunction with the audited and unaudited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar.

The Company’s financial statements were prepared in accordance with accounting principals generally accepted in Canada (“Canadian GAAP”). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar. A summary of the differences in Canadian GAAP and those generally accepted in the United States (“US GAAP”) which affects the Company is contained in contained Note 15 to the audited financial statements for 2010 and Note 13 to the financial statements for the first quarter ended August 31, 2010.

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

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not currently engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (“Dixie Lake”) (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) a 100% interest in 12 unpatented claims and 2 patented claims located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in three mining claims, one patented claim and one mineral lease located in Manitoba, Canada (the “Bissett Gold Camp Claims”), (v) a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”), (vi) a 100% interest in four unpatented mining claims in the Rice Belt in southeastern Manitoba, covering 351 hectares (the “Angelina Property”), (vii) a 100% interest in 14 unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering approximately 2,824 hectares (the “Banksian Property”), and (vii) an option to acquire up to a 100% interest in two mineral claims covering 400 hectares (“Giulianita Property”) near Suyo District, Ayabaca Province, Piura Department, Peru.

During the year to date, the Company determined to let lapse its option to acquire a 50% interest in the GEM Property near Rice Lake.

As of May 26, 2009 the Corporation announce that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and returned the project to Mill City Gold Inc. pursuant to the underlying agreements.

On July 15, 2009 the Corporation announced the signing of a Binding Memorandum of Understanding through its wholly-owned subsidiary Recuperación Realzada S.A.C., with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Giulianita Property”).

There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Giulianita Property, Peru

The Company, through its subsidiary Recuperacion, has an option to acquire 100% of the Giulianita property in Ayabaca Province, Piura Department, Peru, through a two-stage option. The option provides the Company with a right to earn an 80% interest in the Giulianita property by: (i) making a cash payment of $20,000 US dollars upon signing the agreement, which the Company has done, and by incurring $1.4 million in exploration and development expenditures; and (ii) issuing o total of two million common shares of the Company over a three-year period.

The remaining 20% may be acquired by making an additional payment of $300,000 US dollars and issuing a further 250,000 common shares of the Company prior to the third anniversary date of the agreement. Efforts focused on negotiations with various communities for surface access rights to the project area and working with local community groups, government groups and consulting engineering groups in advance of surface exploration work.

During fiscal 2010, the Company spent $275,804 on preliminary exploration and fieldwork and property acquisition costs, compared with $Nil for both 2009 and 2008. Cumulative exploration and acquisition costs incurred from the inception of the exploration stage to August 31, 2010 were $372,590.

Red Lake Properties – Loisan, Dixie Lake and Sanshaw-Bonanza in Ontario, Canada

Grandview has a 100% interest in eight mining claims, covering approximately 60 hectares, located in Red Lake, Ontario, Canada (the “Loisan Property”). Grandview has an option to acquire a 51% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (the “Dixie Lake Property”). Grandview may earn this interest by incurring exploration expenditures of $300,000, which it has, make payments totaling $75,000 to the underlying property vendor and by issuing 160,000 shares of the Company at $1.25 per share (for a total value of $200,000) to a third party as a finder’s fee. As of the date of this report Grandview has earned a 67% interest in the property by making completing the terms of the original agreement and making additional exploration expenditures on the property.

Grandview has an option to acquire a 60% interest in ten (10) unpatented claims located at Red Lake, Ontario (the “Sanshaw-Bonanza Property”). Grandview earned this interest by completing the required work and payments as defined in an amended agreement with EMCO Corporation SA (“EMCO”). Those terms were; incurring $500,000 in resource exploration and development expenditures and by issuing 100,000 common shares of the Company in addition to the 55,000 shares already issued to EMCO (155,000 common shares were issued and valued at $57,000 up to August 31, 2007) and also by issuing 200,000 warrants at an exercise price of $1.40 per share (which expire 36 months from the date of issuance).

Grandview had previously completed expenditure requirements to earn a 60% interest in the Property as per an option agreement with EMCO dated February 7, 2007. To acquire the remaining 40% interest in the Property, the Company paid EMCO $25,000 CAD in cash and issued 50,000 common shares in its capital. Also, the Company expanded the Property parcel by acquiring two unpatented claims and two patented claims from Perry English (“English”) for aggregate consideration of $60,000 CAD in cash and the issuance of 500,000 common shares in its capital. Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the Property from English for $25,000 CAD cash. Cumulative expenditures related to the Transaction totalled $110,000 CAD cash and 550,000 common shares of the Company.

Exploration costs of $431,174 were incurred during 2010. Exploration costs of $166,822 and $1,744,811 respectively were incurred during 2009 and 2008 on the Red Lake Properties. Cumulative exploration costs incurred from the inception of the exploration stage to August 31, 2010 are $3,875,320.

Rice Lake Properties – Bissett, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in five (5) mining interests, located in Manitoba, Canada (the “Bissett Gold Camp Claims”). Grandview has a 100% interest in sixteen (16) unpatented mining claims in the Long Lake–Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the “GVG Property”). Grandview has a 100% interest in four (4) unpatented mining claims covering 351 hectares in the Rice Lake belt in southeastern Manitoba (the “Angelina Property”). Grandview has a 100% interest in fourteen (14) unpatented mining claims in the Banksian Lake area of southeastern Manitoba, covering 2,824 hectares (the “Banksian Property”).

At the end of fiscal 2009, the Company wrote off the total accumulated capitalized exploration expenditures incurred on these properties of $1,557,112 (2010: $Nil, 2008: $Nil).

Pony Creek / Elliot Dome Properties in the State of Nevada

In May 2009 the Company announced that it had ceased all operations at the Pony Creek/Elliot Dome project in Nevada and returned the project to Mill City Gold Inc. pursuant to the underlying agreements.

At the end of fiscal 2009, and as a result of cessation of operations at the Pony Creek/Elliot Dome during 2009, the Company wrote off the total accumulated capitalized exploration expenditures incurred on these properties of $5,903,342 (2010: $Nil, 2008: $Nil).

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

On December 5, 2008, the Company closed a brokered private placement with Sandfire Securities Inc. The Offering resulted in the issuance of 8,333,333 flow-through common shares to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666. The securities issued pursuant to Offering were subject to a four (4) month statutory hold commencing from the date of issuance. In connection with the Offering, Grandview paid a cash fee of 8% of the gross proceeds raised ($33,333) under the offering and also issued broker warrants to acquire 666,666 Common Shares at a price of $0.05 per common chare for a period of 24 months after closing.

On December 8, 2009, Grandview completed a private placement with Centerpoint Resources Inc. consisting of 20 million units at a price of $0.075 per unit for aggregate proceeds to Grandview of $1,500,000. Each Unit consists of one common share and one common share purchase warrant with each whole warrant entitling the holder to acquire one further common share at a price of $0.12, expiring 24 months from the date of issue. In addition, Grandview completed a concurrent non-brokered financing resulting in the issuance of an additional 6,666,665 units for proceeds of $500,000.00, some of which units were acquired by directors and officers of the Company.

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

Year ended May 31, 2010 compared with years ended May 31, 2009 and May 31, 2008

Grandview incurred a net loss of $880,403 for 2010, compared with $7,887,918 for 2009 and $3,005,834 for 2008. The loss recorded during fiscal 2009 compared with 2010 and 2008 is attributable to write-off of capitalized development costs related to the Company’s Rice Lake and Pony Creek/Elliot Dome properties during 2009 of $1,557,112 and $5,903,342 respectively.

Cash flows used in operating activities of $396,559 for 2010 compares with $349,009 for 2009 and $1,560,453 for 2008. The level of corporate and operational activity was more significant during 2008, while 2009 and 2010 has seen low levels of exploration fieldwork and other corporate activities.

Grandview’s working capital on May31, 2010 was $1,407,869, compared with $469,609 on May 31, 2009. The cash and short-term investment balance on May 31, 2010 was $1,432,824 and $25,037 respectively, compared with cash and short-term investments on May 31, 2009 of $106,593 and $407,493 respectively.

The Company does not earn any revenue from its exploration and development activities and continues to incur net losses. The Company secured additional financing for aggregate proceeds to the Company’s treasury of $2 million. The Company will utilize these proceeds for developing its Giulianita project, its Canadian projects, specifically Red Lake, and for other corporate purposes.

333,333 warrants were exercised during 2010, for proceeds of $16,667.

6,053,480 warrants expired during the 2010, resulting in a charge to contributed surplus of $1,173,138.

As a result of its private placement transaction completed on December 8, 2009, the Company issued 26,666,665 common shares of the Company and 26,666,665 full warrants.

4,250,000 stock options were issued during 2010. The estimated fair market value of these options, and expensed during 2010, was $449,491.

On January 7, 2010, the Company issued 360,937 common shares at a price of $0.08 to settle a debt of $28,875 in respect of services rendered by a consultant to the Company.

On January 20, 2010, the Company issued 200,000 common shares to Miguel Saldana related to the Guilianita Project in Peru.

On April 28, 2010, the Company issued 550,000 shares to EMCO Corporation S.A. to acquire the remaining 40% interest in its Sanshaw-Bonanza properties (see “Activities during fiscal 2010 above”).

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

The Company expects that the cash and cash equivalents as at August27, 2010 will be sufficient to pay for the continued exploration and overhead expense for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease.

Three months ended August 31, 2010 compared with three months ended August 31, 2009

Grandview incurred a net loss of $84,258 for the first quarter 2011, compared with $463,040 for the first quarter 2010. The increase in net loss for the first quarter 2011 compared with the corresponding period last year is predominantly attributable to share-based payment expense of $368,500 incurred during the first quarter 2010.

Cash flows used in operating activities for the first quarter 2011 of $108,595 compares with $65,398 for the first quarter 2010. The reason for the variance is attributable predominantly to diminished operational activities at the Giulianita Project during the comparative quarter.

The following tables set out financial performance highlights for the past eight quarters.

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	Aug. 31,	May. 31,	Feb. 28,	Nov. 30,
	2010	2010	2010	2009
Revenue	$0	$0	$0	$0
Expenses	84,321	135,455	174,465	107,809
Net loss	(84,258)	(106,941)	(202,743)	(107,679)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)
Cash flows provided by / (used in) operating activities	(108,595)	(76,904)	(373,500)	119,243
Cash and cash equivalents & short-term investments, end of period	1,251,189	1,457,861	1,754,330	232,744
Assets	5,565,995	5,660,623	5,698,180	4,093,313

	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
	2009	2009	2009	2008
Revenue	$0	$0	$0	$0
Expenses	460,325	74,970	243,077	98,801
Net income (loss)	(463,040)	(6,063,504)	(1,589,709)	(96,316)
Net income (loss) per share	(0.01)	(0.16)	(0.04)	(0.00)
Cash flows used in operating activities	(65,398)	(70,034)	(112,647)	125,485)
Cash and cash equivalents & short-term investments, end of period	324,654	514,086	694,958	479,071
Assets	3,934,256	3,999,201	10,094,150	11,369,813

Off-Balance-Sheet Arrangements

There are no off-balance sheet arrangements.

B. Liquidity and Capital Resources

Grandview’s working capital on August 31, 2010 was $1,225,472 compared with $1,407,869 on May 31, 2010. The cash and short-term investment balance on August 31, 2010 was $1,226,090 and $25,099 respectively, compared with cash and short-term investments on May 31, 2010 of $1,432,824 and $25,037 respectively.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

The Company expects that the cash and cash equivalents as at August 31, 2010 will be sufficient to pay for the continued exploration and overhead expense for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease.

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

Not applicable.

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

Note:
1. Paid on singing; no further cash payments due to property owners.

Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the above payment obligations.

ITEM 6: Directors, Senior Management, and Employees

A. Directors and Senior Management

Date of First
Name			Election or
	Title	Date of Birth	Appointment
Paul Sarjeant	President and CEO	May 29,1960	November 1, 2006
Michael Hitch	Chairman of the Board of Directors	November 16,1962	November 8, 2005
Richard Brown	Director	March 25,1958	March 26, 2004
Dr. Peter Born	Director	April 28,1953	June 7, 2007
Ernest Cleave	Chief Financial Officer	October 2, 1969	January 6, 2006
R. Ian Mitchell	Corporate Secretary	October 25,1977	November 7, 2005
Ken Hight	Director	October 9,1948	May 12, 2008
Jack Austin	Director	March 2,1932	December 8, 2009
Ted Nunn	Director	December 12, 1948	December 8, 2009

A brief education and relevant work history of our Directors and Management follows:

Paul Sarjeant, President, CEO

Mr. Sarjeant holds a B.Sc Honours, Geological Sciences, graduating from Queen's University in 1983. Mr. Sarjeant began his career with Echo Bay Mines Ltd as a project geologist working on projects in the NWT, Archean greenstone belts, Lupin Mine peripheral project, and skarn properties in BC and Ecuador. He ascended to Senior Geologist, International Exploration Group, responsible for project evaluation outside of North America, including precious and base metals projects in South America, East Africa, South East Asia, Russia, Mongolia, Australia, New Zealand and Europe. From 1993 until 1996, he was President and CEO of Auric Resources - a precious metals exploration company focused on Peru. From 1999 until his October, 2006 appointment to the office of President and CEO of Grandview Gold, Paul operated a securities business focused on strategic planning and investment analysis were he earned his CFP designation, as a certified financial planner Mr Sarjeant is also a member in good standing with the Association of Engineers and Geoscientists of British Columbia.

Michael Hitch, Chairman of the Board of Directors

Mr. Hitch is currently an Associate Professor at the Norman B. Keevil Institute of Mining Engineering, University of British Columbia, Vancouver British Columbia, Canada. Previously he was the Chief Operating Officer and Managing Director of Golden China Management. Golden China Management provides management services to Golden China Resources Corporation, a Toronto-based, Chinese company listed on the TSX-V. Golden China’s business focuses on exploration and development, operations/production and merchant banking within the rapidly developing precious metal mining industry in the Peoples’ Republic of China. During the past five years Mr. Hitch has held positions as a mining analyst for Clarus Securities Inc. and Octagon Capital Corporation, as well as Vice President Corporate Development of Ivanhoe Mines Ltd.

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

Dr. Peter Born, Director

Dr. Born is a senior geologist with over 30 years of experience exploring and evaluating mining properties for senior and junior Canadian and United States resource companies. Dr. Born has been awarded on three occasions Canada’s National Science and Engineering Research Council PostGraduate Scholarship. He is currently working from his Ottawa-based consulting firm for Canadian and United States resource companies.

Ernest Cleave, Chief Financial Officer

Mr. Cleave is a senior mining professional and has worked in the capacity of Chief Financial Officer for various listed companies.

R. Ian Mitchell, Corporate Secretary

Mr. Mitchell is an associate with the law firm WeirFoulds LLP, counsel to the Company, and his practice has focused on securities law and corporate finance. Mr. Mitchell holds a Bachelors degree (Honours) in Commerce from Queen’s University as well as an L.L.B. from Dalhousie University.

Ken Hight, Director

Mr. Hight is known in the capital markets in North America and abroad for his 35 years experience, most recently as the CEO of Liquidnet Canada, a USA-based institutional marketplace. From 2005 through early 2008, Mr. Hight served as Executive Vice President Capital Markets of E*Trade, New York, responsible for global equity trading and market making. He was responsible for the management of the Company's Institutional equity business, including market making, global institutional brokerage, electronic trading products (DMA), wholesale execution and the securities lending operations. Prior to E*Trade Ken served as (founding) CEO and President of ITG Canada Inc, responsible for the implementation of competitive products and services, and charged with establishing the subsidiary in the Canadian market. Concurrently he was a member of the Executive Committee of Investment Technology Group, Inc. New York. Before joining ITG, Mr. Hight spent seven years with TD Securities where he served as Deputy Chair, responsible for Global Institutional Equities and as a member of the Executive Committee. In addition, he held several senior management positions with TD Bank in Australia, Canada and the United States. He is currently President & CEO of Portage Minerals Inc.

Jack Austin, Director

The Hon. Jack Austin, P.C, Q.C. is a graduate in law from the University of British Columbia and Harvard Law School. He practised law in Vancouver for nearly 20 years specializing in natural resource law, securities and finance. In public life he served for four years as Deputy Minister of Energy, Mines and Resources in Ottawa, one and a half years as Chief of Staff to Prime Minister Trudeau, Cabinet Minister in the Trudeau government (1981-1984), and in the Martin government (2003-2006). Mr. Austin served as a Senator representing British Columbia from 1975 to 2007. Currently he is Senior Advisor-International to Stern Partners Inc. a private investment group, a director of two public companies, and President of Centerpoint Resources Inc. of Vancouver, a private company owned by Canadian and Chinese investors in the natural resources sector.

Ted Nunn, P.Geo., Director

Mr. Nunn has been associated with the mining industry for 41 years primarily working in project engineering and management for mine operating companies. Twenty of these years were experienced in the coal and industrial mineral industries for: Kaiser Resources, An Tai Bao Surface Coal Mine (China), Greymouth Coal (New Zealand), and Crystal Graphite Corporation (Canada & China). His metal mining experience included Cominco (four operations), Lornex Mining Corp., Echo Bay Mines, and Granduc Operating Company. His experience includes exploration, geological engineering, civil/structural engineering, mine engineering, contract management, financial analyses, governmental affairs, and project/construction management in both open pit and underground mining environments. Mr. Nunn is a Registered Professional Engineer in British Columbia graduating in Mining Engineering from Queen’s University in 1975. Mr. Nunn is presently Vice President – Technical Services for Centerpoint Resources Inc., President of Centershield Gold Mines Inc., and a Director for Anglo Swiss Resources Inc.

Compensation

The compensation for the Company’s executive officers for the fiscal years ended May 31, 2010 and May 31, 2009 is as set out below:

		Annual Compensation			Long Term Compensation
					Securities	Restricted
Name and Principal				Other Annual	Under	Shares or	All Other
Position	Fiscal	Salary	Bonus	Compensation	Options	Restricted	Compensation
	Year	($)	($)	($)	Granted	Share	($)
					(#)	Units (#)
Paul Sarjeant President,	2010	150,000	Nil	Nil	Nil	Nil	10,000
CEO and Director(1)	2009	150,010	Nil	Nil	Nil	Nil	94,000
	2008	150,000	Nil	24,000	650,000	Nil	Nil
Ernest Cleave	2010	36,000	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer(2)	2009	51,794	Nil	Nil	Nil	Nil	Nil
	2008	76,974	Nil	Nil	225,000	Nil	Nil

Notes:

1.	Mr. Sarjeant became the President, CEO and Director of the Company on November 7, 2006.
2.	Ernest Cleave was retained to act as Chief Financial Officer of the Company on January 6, 2006.

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

Incentive Stock Options Granted

There were no individual grants of options to purchase or acquire Shares to the Company’s executive officers during the financial year ended May 31, 2010. The total outstanding stock options granted to executive officers as at May 31, 2010 is shown in the table below.

	Securities
	Under		Market Value of
	Options	Exercise or	Securities Underlying
	Granted	Base Price	Options on the Date of
Name	(#)	($/Security)	Grant ($/Security)	Expiration Date
Paul Sarjeant	600,000	$0.68	$0.67 (1)	27-Sep-12
	650,000	$0.15	$0.12 (2)	23-June-15
Ernest Cleave	250,000	$0.68	$0.67 (1)	27-Sep-12
	225,000	$0.15	$0.12 (2)	23-June-15

Notes:

(1)	Closing price on the Toronto Stock Exchange on September 27, 2007.
(2)	Closing price on the Toronto Stock Exchange on June 23, 2009.

B. Board Practices

Each director is currently serving a one (1) year term, renewable at the annual shareholder meeting.

None of the Company’s directors have any service contracts for serving as directors.

The Company has an Audit Committee, which recommends to the full Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee meets as required to review the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the Company’s well-being and management's recommendations regarding share issues of the Company. The Audit Committee also establishes and monitors procedures to reduce conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. At all times, at least one (1) audit committee member possesses accounting or related financial expertise, while the remaining members are, at minimum, possessed of significant experience in analyzing the financial condition of corporations. The Board of Directors has adopted a charter for the audit committee which sets out the responsibilities of the committee and provides guidance to committee members as to their duties which charter is set forth as an Exhibit 5B. See Item 19. Exhibits. The Audit Committee of the Company currently consists of three (3) members: D. Richard Brown (Chairman), Jack Austin and Peter Born.

In addition, the Company has a compensation committee. The Compensation Committee reviews compensation practices and management succession and approves the remuneration of the Company's senior executives, including the Chief Executive Officer. The Compensation Committee reviews matters such as compensation philosophy and remuneration policy, Board retainer fees, performance objectives, evaluation of the performance of the Chief Executive Officer, proposed stock option or share purchase plans, bonuses. The Compensation Committee also monitors the integrity of management through periodic meetings with the Chief Executive Officer. The members of the Compensation Committee are Messrs Ken Hight (Chairman), Ted Nunn, and Michael Hitch.

C. Employees

As of the date hereof, the Company no full time employees. The Company has consulting contracts with 3 individuals for various technical and executive services. These consultants are as follows: i) Doublewood Consulting (Paul Sarjeant) for senior executive duties relating to overall guidance and management of the company, ii) Treswell Renewable Energy Corporation (Michael Hitch) to provide consulting services as operational consultant for the Company’s Giulianita Project and other potential project in South America, and iii) Ernest Cleave who acts as Chief Financial Officer for the Company.

D. Share Ownership

The following table outlines shows the common shareholdings of the Directors and Senior Management, as at August 31, 2010.

Table No. 2: Shareholdings of Directors and Senior Management (at August 31, 2010)

	Amount and
	Nature of
Name of Beneficial	Beneficial	Percent of
Owner	Ownership(1)	Class
Paul Sarjeant	133,333	0.18%
Michael Hitch	66,666	0.09%
Richard Brown	105,000	0.14%
Peter Born	133,333	0.18%
Ernest Cleave	Nil	Nil
R. Ian Mitchell	Nil	Nil
Ken Hight	133,333	0.18%
Jack Austin	600,000	0.82%
Ted Nunn	Nil	nil

Notes:

1. These amounts do not reflect the Shares, which can be acquired pursuant to the exercise of stock options by Messrs. Sarjeant, Hitch, Brown, Born, Cleave, Hight, Austin and Nunn (see Stock Option Table below).

The following table sets forth the Company’s outstanding stock options as at September 30, 2010.

Table No. 3: Stock Options Outstanding (at August 31, 2010)

		Exercise
	Number of	Price
Name	Shares	$	Expiration Date
Ian Grant	150,000	1.80	03-Apr-11
Joel Strickland	100,000	1.80	03-Apr-11
Peter Born	150,000	0.68	27-Sep-12

		Exercise
	Number of	Price
Name	Shares	$	Expiration Date
Richard Brown	200,000	0.68	27-Sept-12
Ernest Cleave	250,000	0.68	27-Sep-12
Ian Grant	150,000	0.68	27-Sept-12
Michael Hitch	225,000	0.68	27-Sep-12
Laura Neubert	250,000	0.68	27-Sep-12
Paul Sarjeant	600,000	0.68	27-Sep-12
Peter Born	450,000	0.15	23-June-14
Richard Brown	450,000	0.15	23-June-14
Ernest Cleave	225,000	0.15	23-June-14
Ken Hight	450,000	0.15	23-June-14
Michael Hitch	450,000	0.15	23-June-14
Paul Sarjeant	650,000	0.15	23-June-14
Jack Austin	450,000	0.15	9-Dec-14
Ted Nunn	450,000	0.15	9-Dec-14

ITEM 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

 On December 8, 2009, the Company closed a private placement purchase agreement with Centerpoint Resources Inc. (“Centerpoint”), resulting in aggregate proceeds to the Company treasury of $1.5 million, to fund the exploration and development of the Giulianita project in Peru, and for the purpose of maintaining Canadian operations. The purchase agreement represents an investment by Centerpoint in Grandview, comprised of a private placement financing consisting of 20 million units (a "Unit") at a price of $0.075 per unit for aggregate proceeds to Grandview of $1,500,000. Each unit consists of one common share and one common share purchase warrant, with each whole warrant entitling the holder to acquire one further common share at a price of $0.12, expiring 24 months from the date of issue.

As a result of this transaction, Centerpoint currently holds 20,000,000 common shares of the Company, representing 27.49% of the current issued and outstanding common shares of the Company.

Centerpoint is a privately held British Columbia corporation which invests in natural resource properties and also makes investments in companies, public and private, which operate in the natural resource sector.

At August 31, 2010, the Company had 101 U.S. holders of record, holding 767,053 common shares, which represented 1.05% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B. Related Party Transactions

Not applicable.

Services Agreement

The Company entered into a consulting services agreement (the " Services Agreement") with Paul Sarjeant and his duly registered sole proprietorship whereby Mr. Sarjeant agreed to serve as the Company’s Chief Executive Officer. Under the terms of the Services Agreement, the Company agreed to pay Mr. Sarjeant CDN $12,500 per month in exchange for management, leadership and strategic business development services. The Services Agreement had a three year term ending October 27, 2009. The contract was extend an additional two years, terminating October 2011.

Consulting Services Agreement

The Company entered into a consulting services agreement (the "Consulting Services Agreement") with Michael Hitch whereby Mr. Hitch agreed to serve as the Company’s Chief Executive Officer. Under the terms of the Consulting services Agreement, the Company agreed to pay Mr. Hitch CDN $6,250 per month in exchange for management, leadership and strategic business development services. The Consulting Services Agreement had a three month term ending September 12, 2006. Although Mr. Hitch is no longer serving as Chief Executive Officer, he continues to provide consulting services to the Company and the contract has been extended to December 31, 2007, with a further option for renewal until December 31, 2008. The Consulting Agreement was renewed in December 2007 for a further one year term but the payments under the Consulting Contract were reduced to CDN $5,000 per month. As of December 31, 2008 the consulting contract with Mr. Hitch was mutually terminated. The Company entered into a subsequent consulting services contract with Treswell Renewable Energy Corporation (“Treswell”) on April 1, 2010, through which Treswell has agreed to provide the services of Dr. Michael Hitch as an operational consultant to various projects the Company undertakes. The agreement has a one year term ending April 30, 2011 and can be renewed for one additional year upon agreement.

July 21, 2009, the Company entered into a consulting agreement with Mr. Miguel Angel Saldana Mujica to provide consulting services as they apply to the exploration, development and ancillary matters in connection with the Giulianita Project in Peru. Mr. Saldana receives compensation for his services of $US7,500 per month. The term of the contract is for a minimum one year, to a maximum of three years at the discretion of the Company based on certain accomplishments.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A. Consolidated Statements and Other Financial Information

Reference is made to Item 15. Financial Statements for the financial statements included in this Annual Report.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted.

B. Significant Changes

Subsequent to August 31, 2010, there have been no significant changes in the Company’s financial condition.

ITEM 9: The Offering and Listing.

A. Offer and Listing Details

The Company’s Shares are currently listed for trading on the TSX (Toronto Stock Exchange) under the trading symbol "GVX” and in the United States on the OTC Bulletin Board under the symbol “GVGDF”. Prior to April, 2006, the Company’s Shares were listed and posted for trading on the CNQ.

Following is information on the trading history of the Company’s Shares:

The low and high market prices for the Shares, on a quarterly basis, since June 1, 2006, on the TSX Exchange and CNQ are as follows:

TSX Exchange and CNQ
MONTH AND YEAR	LOW ($)	HIGH ($)
June 1, 2006 – August 31, 2006(1)	0.78	1.25
September 1, 2006 – November 30, 2006(1)	0.64	1.12
December 1, 2006 – February 28, 2007	0.36	0.73
March 1, 2007 – May 31, 2007	0.39	0.64
June 1, 2007 – August 31, 2007	0.35	0.57
September 1, 2007 – November 28, 2007	0.28	1.40

TSX Exchange and CNQ
MONTH AND YEAR	LOW ($)	HIGH ($)
December 1, 2007 - February 28, 2008	0.43	0.70
March 1, 2008 - May 31, 2008	0.23	0.50
June 1, 2008 - August 31, 2008	0.17	0.30
September 1, 2008 – November 30, 2008	0.04	0.23
December 1, 2008 - February 28, 2009	0.035	0.14
March 1, 2009 – May 31, 2009	0.07	0.12
June 1, 2009 – August 31, 2009	0.055	0.14
September 1, 2009 – November 30, 2009	0.075	0.13
December 1, 2009 - February 28, 2010	0.105	0.13
March 1, 2010 – May 31, 2010	0.80	0.10
June 1, 2010 – August 31, 2010	0.05	0.085
September 1, 2010 – November 30, 2010	0.06	0.095

Notes:

1. Trading on the CNQ

The Company’s Shares commenced traded on the OTC Bulletin Board on February 23, 2006. The low and high market prices for the Shares, on a quarterly basis, in U.S. dollars, on the OTC Bulletin Board, since February 23, 2006, are as follows:

OTC Bulletin Board
MONTH AND YEAR	LOW ($)	HIGH ($)
February 23, 2006 – February 28, 2006	1.095	1.250
March 1, 2006 – May 31, 2006	0.600	1.600
June 1, 2006 – August 31, 2006	0.600	1.050
September 1, 2006 – November 30, 2006	0.521	0.892
December 1, 2006- February 28, 2007	0.335	0.900
March 1, 2007 – May 31, 2007	0.363	1.010
June 1, 2007- August 31, 2007	0.290	0.473
September 1, 2007 – November 28, 2007	0.420	1.027
December 1, 2007 - February 28, 2008	0.431	0.72
March 1, 2008 - May 31, 2008	0.231	0.599
June 1, 2008 - August 31, 2008	0.101	0.359
September 1, 2008 – November 30, 2008	0.031	0.209
December 1, 2008 - February 28, 2009	0.033	0.148
March 1, 2009 – May 31, 2009	0.06	0.095
June 1, 2009 – August 31, 2009	0.0655	0.149
September 1, 2009 – November 30, 2009	0.07	0.148
December 1, 2008 - February 28, 2010	0.062	0.139
March 1, 2010 – May 31, 2010	0.065	0.098

OTC Bulletin Board
MONTH AND YEAR	LOW ($)	HIGH ($)
June 1, 2010 – August 31, 2010	0.042	0.081
September 1, 2010 – November 30, 2010	0.048	0.093

The low and high market prices for the Shares on the TSX Exchange for the period June, 2010 to November, 2010, in Canadian dollars, are as follows:

TSX EXCHANGE
DATE	LOW ($)	HIGH ($)
June 2010	0.055	0.135
July 2010	0.08	0.11
August 2010	0.08	0.105
September 2010	0.06	0.095
October 2010	0.07	0.95
November 2010	0.07	0.90

The low and high market prices for the Shares on the OTC Bulletin Board for the period June, 2010 to November, 2010, in U.S. dollars, are as follows:

OTC BULLETIN BOARD
DATE	LOW ($)	HIGH ($)
June 2010	0.05	0.081
July 2010	0.043	0.06
August 2010	0.042	0.07
September 2010	0.048	0.088
October 2010	0.068	0.093
November 2010	0.053	0.093

The closing prices of the Shares on the TSX on August 31, 2010 and the OTC Bulletin Board were $0.06 Canadian. and 0.054 U.S., respectively.

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

B. Memorandum and Articles of Association

Reference is made to Amendment No. 2, to Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2005.

C. Material Contracts

The following material contracts have been entered into by the Company within the past three years: 1. Following the termination of its Management Services Agreement with Ray Pecoskie in June 2006, the Company entered into a consulting services agreement (the "Consulting Services Agreement") with Michael Hitch whereby Mr. Hitch agreed to serve as the Corporation's Chief Executive Officer. Under the terms of the Consulting services Agreement, the Corporation agreed to pay Mr. Hitch $6,250 Can. per month in exchange for management, leadership and strategic business development services. The Consulting Services Agreement had a three month term and expired on September 12, 2006. Although Mr. Hitch is no longer serving as the Company’s Chief Executive, he continues to provide consulting services. Accordingly, the Consulting Services Agreement has been extended to December 31, 2007, with a further option to extend the agreement to December 31, 2008. The Consulting Services Agreement was mutually terminated as of December 31, 2008. On April 1, 2010 the Company entered into a consulting services agreement with Treswell Renewable Energy Corp., (“Tresewell”) whereby Treswell will provide the services of Dr. M. Hitch to the Company for a one year term at a cost of $5,000 per month. Dr. Hitch will provide services as an operational consultant on the exploration and development of the Company’s Giulianita project in Peru.

2. The Company entered into a consulting agreement dated November 15, 2005 with Ernest M. Cleave, pursuant to which Mr. Cleave was appointed the Company’s Chief Financial Officer. Under this agreement Mr. Cleave receives $36,000 per year. The contract has been extended annually and is currently still in place. Mr. Cleave has also been granted stock options with other members of the executive team and directors.

3. On October 1, 2007 the Company entered into a consulting agreement with Consensus Communication Inc. (“Consensus”) where Consensus has agreed to provide the services of Laura Neubert to provide investor relation services to the Company for a period of five years. Consensus receives $5,000 per month for services rendered. In addition Laura Neubert received 250,000 non-transferable options at an exercise price of $0.68, good for a term of five years. Subsequently the remuneration was reduced to $2,500 per month for the remainder of the agreement.

4. On October 31, 2006 the Company entered into a consulting agreement with Paul Sarjeant pursuant to which Mr. Sarjeant agreed to serve as the Company’s president and chief executive officer. Mr. Sarjeant’s contract has a three year term, expiring on October 27, 2009. As of October 31, the Company entered into a new two year contract with Mr. Sarjeant to serve as the Company’s president and chief executive officer. See Item 6B. Directors, Senior Management and Employees –Compensation.

5. On May 1, 2008 the Company entered into a consulting agreement with Antediluvial Consulting Inc. (“Antediluviial”) whereby Antediluvial will provide the services of Mr. Toby Hughes, P.Geo. to act as Vice President Exploration to the Company for a period of two years. The agreement was mutually terminated April 30, 2010.

6. On July 21, 2010 the Company entered into a consulting agreement with Mr. Miguel Angel Saldana Mujica (“Saldana”) to act as General Manger of the Companies Peruvian subsidiary Recuperacion Realzada S.A.C. (“Recuperacion”). The agreement has a one year term and can be extended an additional two years on mutual agreement of the parties. Under the agreement Saldana receives a monthly fee of US$7,500.00

D. Exchange Controls

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

United States Taxation

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below). This summary does not address all potentially relevant U.S. federal income tax matters and it does not address consequences to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences. (Certain, but not all, foreign tax consequences are described above under “Taxation - Certain Canadian Federal Income Tax Consequences - General.”)

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

I. Subsidiary Information

The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its wholly owned subsidiaries, Grandview Gold (USA) Inc. ("Grandview USA"), and Recuperacion Realzada S.A.C. ("Recuperacion"). All significant intercompany transactions and accounts are eliminated in consolidation.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of May 31, 2010.

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

C. Principal Accountant Fees and Services

The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended May 31, 2010 and 2009 for audit and non-audit related services:

	Year Ended	Year Ended
Type of Work	May 31, 2010	May 31, 2009
Audit fees(1)	$48,000	$45,000
Audit-related fees(2)	Nil	Nil
Tax fees	3,000	3,000
All other fees	Nil	Nil
Total	$51,000	$48,000

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

E. Purchases of Equity Services by the Issuer and Affiliated Purchasers

None.

PART III

ITEM 17: Financial Statements

See Item 18. (A.) - Financial Statements.

ITEM 18: Financial Statements

A. Audited Annual Financial Statements, May 31, 2010

1. Balance Sheets of Grandview Gold Inc. as at May 31, 2010 and 2009 and Statements of Operations and Deficit and Cash Flows for each of the three years ended May 31, 2010, 2009 and 2008, reported on by McCarney Greenwood LLP, Chartered Accountants. These statements are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 15 to the financial statements.

________________________________________________________________________

Grandview Gold Inc.

(An Exploration Stage Company)

 Consolidated Financial Statements

May 31, 2010 and 2009

(Expressed in Canadian Dollars)

 ________________________________________________________________________

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Grandview Gold Inc. (An Exploration Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the year end consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. Management also accepts responsibility for ensuring the use of appropriate accounting policies and estimates in disclosure of information prepared following accounting principles generally accepted in the United States of America. The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

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

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

Management's Report on Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting – Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at May 31, 2010.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at May 31, 2010.

(signed)	(signed)

Paul T. Sargeant	Ernest Cleave
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
August 17, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Grandview Gold Inc.

We have audited the consolidated balance sheets of Grandview Gold Inc. (An Exploration Stage Company) as at May 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, accumulated deficit, changes in shareholders’ equity, cash flows and mineral properties for each of the three years ended May 31, 2010 and for the period from the date of inception of the exploration stage on March 26, 2004 to May 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years ended May 31, 2010 and for the period from the date of inception of the exploration stage on March 26, 2004 to May 31, 2010 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"
Toronto, Canada
McCarney Greenwood LLP
August 17, 2010	Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast significant doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated August 17, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the consolidated financial statements.

"McCarney Greenwood LLP"
Toronto, Canada
McCarney Greenwood LLP
August 17, 2010	Chartered Accountants
Licensed Public Accountants

GRANDVIEW GOLD INC. (AN EXPLORATION STAGE COMPANY) CONSOLIDATED BALANCE SHEETS (EXPRESSED IN CANADIAN DOLLARS)

As at May 31,	2010	2009
Assets
Current assets
Cash and cash equivalents	$1,432,824	$106,593
Short term investments (Note 5)	25,037	407,493
GST and sundry receivable	26,416	5,707
Prepaid expenses	12,876	12,283
Due from a related party (Note 14(iv))	-	10,000
	1,497,153	542,076
Reclamation bond (Note 6)	13,699	14,332
Mining interests (Note 7)	4,149,771	3,442,793
	$5,660,623	$3,999,201
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$89,284	$72,467
Asset retirement obligation (Note 7)	13,699	14,332
	102,983	86,799
Shareholders' equity	5,557,640	3,912,402
	$5,660,623	$3,999,201

Nature of operations and going concern assumption (Note 1)

The notes to consolidated financial statements are an integral part of these statements.

Approved by the Board of Directors:

"Paul T. Sarjeant" , Director

"Richard Brown" , Director

GRANDVIEW GOLD INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

					Cumulative
					from date of
					inception of
					the
					exploration
			Year ended May 31,		stage (March
	2010		2009	2008	26, 2004)
Expenses
Share-based payments (Note 10)	$449,491		$-	$1,322,125	$4,479,616
Investor relations, business development and reporting issuer maintenance costs	115,352		88,716	673,712	1,903,163
Professional fees	142,354		167,672	322,033	1,365,998
Management and consulting services (Note 14)	98,750		255,201	238,539	1,441,940
Office and administration	69,107		21,579	196,503	738,245
Exploration evaluation expenses	5,000		19,885	-	24,885
Flow-through interest expense	-		2,747	44,688	188,801
Bad debt	-		-	-	1,235
	880,054		555,800	2,797,600	10,143,883
Loss before the under noted	(880,054)		(555,800)	(2,797,600)	(10,143,883)
Interest income (expense)	(349)		7,503	59,887	88,723
Write-down of marketable securities	-		-	-	(25,000)
Write-off of mineral properties	-		(5,903,342)	(528,376)	(6,431,718)
Impairment of mineral properties	-		(1,557,112)	-	(1,557,112)
Forgiveness of debt	-		-	-	35,667
Failed merger costs	-		-	-	(170,000)
Loss before income taxes	(880,403)		(8,008,751)	(3,266,809)	(18,203,323)
Future income tax recovery (Note 12)	-		(120,833)	(260,255)	(1,675,990)
Net loss and comprehensive loss for the period	$(880,403)		$(7,887,918)	$(3,005,834)	$(16,527,333)

Basic loss per share (Note 11)	$(0.02)		$(0.20)	$(0.09)
		$
Diluted loss per share (Note 11)	$(0.02)		(0.20)	$(0.09)

The notes to consolidated financial statements are an integral part of these statements.

GRANDVIEW GOLD INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT

(Expressed in Canadian Dollars)
				Cumulative from
				date of inception
				of the
				exploration stage
		Year ended May 31,		(March
				26, 2004)
	2010	2009	2008
Accumulated deficit
Balance at beginning of period	$(19,081,178)	$(11,193,260)	$(8,187,426)	$(3,434,248)
Net loss for the period	(880,403)	(7,887,918)	(3,005,834)	(16,527,333)
Balance at end of period	$(19,961,581)	$(19,081,178)	$(11,193,260)	$(19,961,581)

The notes to consolidated financial statements are an integral part of these statements.

GRANDVIEW GOLD INC. (AN EXPLORATION STAGE COMPANY) CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (EXPRESSED IN CANADIAN DOLLARS)

			Contributed	Accumulated
	Share capital	Warrants	Surplus	Deficit	Total
At May 31, 2007	$11,019,703	$2,611,614	$3,356,344	$(8,187,426)	$8,800,235
Private placement	4,950,150	-	-	-	4,950,150
Warrant valuation	(940,212)	940,212	-	-	-
Mineral property acquisition	45,800	-	-	-	45,800
Exercise of warrants	66,544	-	-	-	66,544
Fair value of warrants exercised	36,673	(36,673)	-	-	-
Share-based payments	-	-	1,433,600	-	1,433,600
Cost of issue - cash laid out	(488,720)	-	-	-	(488,720)
Cost of issue - broker warrant valuation	(227,417)	227,417	-	-	-
Flow-through cost of issue	(260,255)	-	-	-	(260,255)
Net loss for the year	-	-	-	(3,005,834)	(3,005,834)
At May 31, 2008	14,202,266	3,742,570	4,789,944	(11,193,260)	11,541,520
Mineral property acquisition	10,800	-	-	-	10,800
Private placement	416,666	-	-	-	416,666
Cost of issue - cash laid out	(47,833)	-	-	-	(47,833)
Cost of issue - broker warrant valuation	(30,666)	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-	-	(120,833)
Warrants expired	-	(2,569,432)	2,569,432	-	-
Net loss for the year	-	-	-	(7,887,918)	(7,887,918)
At May 31, 2009	$14,430,400	$1,203,804	$7,359,376	$(19,081,178)	$3,912,402

See notes 8, 9 and 10 for share capital, warrants and contributed surplus from the date of inception of the exploration stage, March 26, 2004 to May 31, 2010. The notes to consolidated financial statements are an integral part of these statements.

GRANDVIEW GOLD INC. (AN EXPLORATION STAGE COMPANY) CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY - CONTINUED (EXPRESSED IN CANADIAN DOLLARS)

			Contributed	Accumulated
	Share capital	Warrants	surplus	deficit	Total
At May 31, 2008	$14,430,400	$1,203,804	$7,359,376	$(19,081,178)	$3,912,402
Share-based payments	-	-	449,491	-	449,491
Exercise of warrants	16,667	-	-	-	16,667
Fair value of warrants exercised	15,333	(15,333)	-	-	-
Mineral property acquisition	67,000	-	-	-	67,000
Private placement	2,000,000	-	-	-	2,000,000
Cost of issue - cash laid out	(36,392)	-	-	-	(36,392)
Cost of issue - broker warrant valuation	(1,440,000)	1,440,000	-	-	-
Debt conversion	28,875	-	-	-	28,875
Warrants expired	-	(1,173,138)	1,173,138	-	-
Net loss for the year	-	-	-	(880,403)	(880,403)
At May 31, 2010	$15,081,883	$1,455,333	$8,982,005	$(19,961,581)	$5,557,640

See notes 8, 9 and 10 for share capital, warrants and contributed surplus from the date of inception of the exploration stage, March 26, 2004 to May 31, 2010. The notes to consolidated financial statements are an integral part of these statements.

GRANDVIEW GOLD INC. (AN EXPLORATION STAGE COMPANY) CONSOLIDATED STATEMENTS OF CASH FLOWS (EXPRESSED IN CANADIAN DOLLARS)
				Cumulative
				from date of
				inception of the
				exploration
	Year ended May 31,			stage (March
	2010	2009	2008	26, 2004)
Cash flows from operating activities
Net loss for the period	$(880,403)	$(7,887,918)	$(3,005,834)	$(16,527,333)
Items not involving cash:
Write-down of marketable securities	-	-	-	25,000
Debt conversion	28,875	-	-	(6,792)
Write-off of bad debts	-	-	-	1,235
Share-based payments	449,491	-	1,322,125	4,479,616
Future income tax recovery	-	(120,833)	(260,255)	(1,675,990)
Accrued interest income	(37)	(7,493)	(36,410)	(43,940)
Write-off of mineral properties	-	5,903,342	528,376	6,431,718
Changes in non-cash working capital items:
GST and sundry receivable	(20,709)	34,957	181,267	(25,926)
Prepaid expenses	(593)	137,883	8,526	(12,876)
Due from a related party	10,000	80,000	-	90,000
Accounts payable and accrued liabilities	16,817	(46,059)	(298,248)	95,454
Cash flows used in operating activities	(396,559)	(349,009)	(1,560,453)	(5,612,722)
Cash flows from financing activities
Loans from related parties	-	-	-	(28,594)
Share/warrant issuance	2,016,667	416,666	5,016,694	20,068,877
Cost of issuance	(36,392)	(47,833)	(488,720)	(1,812,701)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)
Cash flows provided by financing activities	1,980,275	368,833	4,527,974	18,327,582
Cash flows from investing activities
Purchase of reclamation bond	-	-	(13,090)	(13,090)
Redemption (purchase) of short term investments	382,493	611,410	(975,000)	18,903
Exploration advances	-		312,491	-
Expenditures on mining interests	(639,978)	(609,497)	(3,506,343)	(11,197,849)
Due from a related party	-	-	-	(90,000)
Cash flows provided by (used in) investing activities	$(257,485)	$1,913	$(4,181,942)	$(11,282,036)

The notes to consolidated financial statements are an integral part of these statements.

GRANDVIEW GOLD INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(EXPRESSED IN CANADIAN DOLLARS)
				Cumulative
				from date of
				inception of the
				exploration stage
	Year ended May 31,			(March
	2010	2009	2008	26, 2004)
Change in cash and cash equivalents during the period	$1,326,231	$21,737	$(1,214,421)	$1,432,824
Cash and cash equivalents, beginning of period	106,593	84,856	1,299,277	-
Cash and cash equivalents, end of period	$1,432,824	$106,593	$84,856	$1,432,824
Supplemental schedule of non-cash transactions
Share issuance included in mining interest	$67,000	$10,800	$45,800	$630,875
Warrant issuance included in mining interest	$-	$-	$-	$184,750
Share-based payments included in mining interest	$-	$-	$111,475	$111,475
Interest paid	$-	$-	$23,477	$45,159

The notes to consolidated financial statements are an integral part of these statements.

GRANDVIEW GOLD INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES
(EXPRESSED IN CANADIAN DOLLARS)
				Cumulative
				from date of
				inception of the
				exploration stage
	Year ended May 31,			(March
	2010	2009	2008	26, 2004)
Pony Creek Carlin Trend Project, Nevada, USA (Note 7(a))
Balance, beginning of period	$-	$5,679,340	$4,386,457	$-
Drilling, assays and related field work	-	90,775	989,754	4,684,830
Project administration and general	-	38,848	16,200	96,879
Property acquisition and holding costs	-	94,379	286,929	1,121,633
Write-off	-	(5,903,342)	-	(5,903,342)
Total activity during the period	-	(5,679,340)	1,292,883	-
Balance, end of period	$-	$-	$5,679,340	$-
Red Lake Gold Camp, Ontario, Canada (Note 7(b))
Balance, beginning of period	$3,442,793	$3,275,971	$1,531,160	$-
Drilling, assays and related field work	272,911	166,146	1,655,011	3,202,798
Property acquisition and holding costs	158,263	676	89,800	671,169
Total activity during the period	431,174	166,822	1,744,811	3,873,967
Balance, end of period	$3,873,967	$3,442,793	$3,275,971	$3,873,967
Rice Lake Gold Camp, Manitoba, Canada (Note 7(c))
Balance, beginning of period	$-	$1,327,639	$668,597	$-
Drilling, assays and related field work	-	218,436	659,042	1,163,762
Project administration and general	-	227	-	227
Property acquisition and holding costs	-	10,810	-	393,123
Impairment	-	(1,557,112)	-	(1,557,112)
Total activity during the period	-	(1,327,639)	659,042	-
Balance, end of period	$-	$-	$1,327,639	$-

The notes to consolidated financial statements are an integral part of these statements.

GRANDVIEW GOLD INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES - CONTINUED
(EXPRESSED IN CANADIAN DOLLARS)

				Cumulative from
				date of inception
				of the exploration
	Year ended May 31,			stage (March
	2010	2009	2008	26, 2004)
Rocky Ridge Gold Property, Manitoba, Canada (Note 7(d))
Balance, beginning of period	$-	$-	$548,404	$-
Drilling, assays and related field work	-	-	-	415,904
Property acquisition and holding costs	-	-	(20,028)	112,472
Write-off	-	-	(528,376)	(528,376)
Total activity during the period	-	-	(548,404)	$-
Balance, end of period	$-	$-	$-	$-
Giulianita Property, Peru (Note 7(e))
Balance, beginning of period	$-	$-	$-	$-
Drilling, assays and related field work	234,872	-	-	234,872
Property acquisition and holding costs	40,932	-	-	40,932
Total activity during the period	275,804	-	-	275,804
Balance, end of period	$275,804	$-	$-	$275,804
			-
Total	$4,149,771	$3,442,793	$10,282,950	$4,149,771

The notes to consolidated financial statements are an integral part of these statements.

1. Nature of Operations and Going Concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North and South America.

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
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

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

A summary of the differences between Canadian GAAP and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(b)	Basis of Consolidation

These consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its wholly owned subsidiaries, Grandview Gold (USA) Inc. ("Grandview USA"), and Recuperacion Realzada S.A.C. ("Recuperacion"). All significant intercompany transactions and accounts are eliminated in consolidation.

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

The recorded book value of the Company's mineral properties is not intended to reflect the present or future value of the gold projects.

The Company is in the process of exploring and developing its properties. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Grandview Gold Inc. (An Exploration Stage Company) Notes to Consolidated Financial Statements For the Years ended May 31, 2010 and 2009 (Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(f)	Flow-Through Financing

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

	(g)	Short Term Investments

Short term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase. These investments are classified as "held-for-trading" and have been recorded at fair value.

	(h)	Asset Retirement Obligation

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

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 10 and is recorded as share-based payments over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(k)	Revenue Recognition

Interest income is recognized on the accrual basis.

	(l)	Share Issue Costs and Reorganization Costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

	(m)	Translation of Foreign Currencies

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

	(n)	Financial Instruments - Recognition and Measurement

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

Cash and cash equivalents	Held-for-trading
Short term investments	Held-for-trading
GST and sundry receivable	Loans and receivable
Due from a related party	Loans and receivable
Reclamation Bond	Loans and receivable
Accounts payable and accrued liabilities	Other financial liabilities

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(o)	Capital Disclosures and Financial Instruments – Disclosures and Presentation

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated financial statements.

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

	(p)	Section 1400, "General Standard of Financial Statement Presentation"

This section specifies requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. The Company's disclosure reflects such assessment.

	(q)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities", which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The Company has evaluated the new section and determined that adoption of these new requirements has had no impact on the Company’s consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(r)	Mining Exploration Costs

On March 27, 2009, the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The Company has applied this new abstract for the year ended May 31, 2009 and there was no significant impact on its consolidated financial statements as a result of applying this abstract.

	(s)	Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaced Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company adopted this standard on June 1, 2009, with no impact on its consolidated financial statements.

	(t)	Fair Value Hierarchy and Liquidity Risk Disclosure

In June 2009, the CICA issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending May 31, 2010. This adoption resulted in additional disclosure. See note 4 for relevant disclosure.

	(u)	Future Accounting Changes

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

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

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration program and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so. Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

	i)	minimizing discretionary disbursements;

	ii)	reducing or eliminating exploration expenditures which are of limited strategic value; and

	iii)	exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

There were no changes in the Company's approach to capital management during the year ended May 31, 2010. The Company is not subject to externally imposed capital requirements.

4.	Risk Factors

The Company’s significant mineral properties are the Red Lake Gold Camp, Ontario, Canada, and the Guilianta Property, Peru (collectively called the "Properties").

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

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Fair Value

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents and short-term investments. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP. Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level two includes inputs that are observable other than quoted prices included in level one. Level three includes inputs that are not based on observable market data.

	Level One	Level Two	Level Three
Cash and cash equivalents	$1,432,824	$-	$-
Short-term investments	$25,037	$-	$-
Reclamation bond	$13,699	$-	$-

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

4.	Risk Factors (Continued)

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

Financial instruments included in GST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. GST and sundry receivable and due from a related party are in good standing as of May 31, 2010. Management believes that the credit risk concentration with respect to financial instruments included in GST and sundry receivable and due from a related party is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2010, the Company had a cash and cash equivalents and short term investments balance of $1,457,861 (May 31, 2009 - $514,086) to settle current liabilities of $89,284 (May 31, 2009 - $72,467). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

4.	Risk Factors (Continued)

Sensitivity Analysis

The Company has, for accounting purposes, designated its cash and cash equivalents and short term investments as held for trading, which is measured at fair value. GST and sundry receivable and due from a related party are classified for accounting purposes as loans and receivables, which are measured at amortized cost which equals fair value. Accounts payable and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost and which also equal fair value.

As of May 31, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)

Short term investments are subject to floating interest rates. As at May 31, 2010, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the twelve months ended May 31, 2010 would have been approximately $250 higher/lower, as a result of lower/higher interest income from short term investments. As at May 31, 2010, reported shareholders' equity would have been approximately $250 lower/higher as a result of lower/higher interest income from short term investments.

(ii) The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of May 31, 2010, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Short Term Investments

As of May 31, 2010, the Company has $25,000 (2009 - $400,000; 2008 - $975,000) invested in cashable guaranteed investment certificates maturing at various dates to April 8, 2011, bearing interest at a variable rate. As at May 31, 2010, 2009 and 2008 the Company had accrued $37, $7,493 and $36,410 respectively as interest receivable on its short term investments.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

6.	Reclamation Bond

The Company has posted reclamation bonds for its mining projects, as required by the United States Department of the Interior Bureau of Land Management, to secure clean-up costs, if any, on projects that are abandoned or closed.

7.	Mining Interests

	(a)	Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property (the “Pony Creek”) in the State of Nevada, USA. In order to earn this option the Company must do the following:

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

(vi)

If the Company is able to complete sections (i), (ii), (iii) and (iv), Mill City can elect to convert its 40% interest to a 20% carried interest. If Mill City does not convert to a carried interest, it is responsible for 40% of the costs associated with the project. There is a 4% Net Smelter Return ("NSR") payable to an individual who owned the property and it will be reduced to 2% as the Company has the option to purchase another 1% for each property prior to the commencement of commercial production for $1,500,000 US each, for a total of $3,000,000 US;

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

	(a)	Pony Creek Carlin Trend Project, Nevada, USA (Continued)

(vii)

If the Company cannot satisfy the conditions of finding a major it can still earn the 60% interest by spending an additional $2,000,000 US by August 31, 2007 and continue the Professional Geological Services Contract for a further year. The NSR will not be reduced from 4% to 2% but the Company may purchase 1% for each property prior to commencement of commercial production for $1,000,000 US each for a total of $2,000,000 US. As of January 21, 2005, the Company and Mill City have amended the option agreement of July 27, 2004. The Company and Mill City have agreed to revise the Agreement by removing the Company's obligation to enter into a Professional Geological Services Contract with Mill City and add that the Company will be responsible for all future underlying advance royalty payments. The terms of the Agreement, as amended, was contained in a standard form Option Agreement dated April 14, 2005 (the “Option Agreement”).

On June 20, 2007, the Company announced that it has fulfilled the terms of its option agreement with Mill City relating to the Company’s right to earn an undivided 60% interest in Pony Creek.

Under the terms of the option agreement with Mill City, dated April 14, 2005, the Company had a right to earn an undivided 60% interest in Pony Creek by spending US$3,500,000 over three years. The Company presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Mill City accepted in writing on June 20, 2007, the Company’s earn-in and further, Mill City has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in, immediately converts the Company’s 60% interest to an 80% interest in Pony Creek.

The Company has recorded an asset retirement obligation on its Pony Creek Carlin Trend project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $13,699, equal to the amount of reclamation bond posted by the Company with the United States, Department of Interior Bureau of Land Management.

In fiscal 2009, the Company determined that the carrying value of its Pony Creek Carlin Trend project in Nevada, USA could not be supported, resulting in a write-off charge of $5,903,342.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

	(b)	Red Lake Gold Camp, Ontario, Canada

(i)

The Company owns a 100% interest in 8 mining claims located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims.

(ii)

On October 18, 2005, the Company signed a definitive Option Agreement with Fronteer Development Group Inc. (“Fronteer”) for Fronteer’s Dixie Lake Property (the “Dixie lake”) located in Ontario’s Red Lake Gold District on the following terms and conditions:

(a)

The Company shall earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor; and

			(b)	issuing 160,000 shares of the Company at $1.25 per share for a total value of $200,000, to a third party as a finder’s fee (issued).

On October 17, 2007, the Company announced that it has fulfilled the terms of its option agreement with Fronteer relating to the Company’s right to earn an undivided 51% interest in Dixie lake.

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

(b) Red Lake Gold Camp, Ontario, Canada (Continued)

(iii) (b) (Continued)

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

On September 11, 2008, the Company reported that it has incurred the expenditures required to successfully fulfill the terms of its option agreement with EMCO to earn a 60% undivided interest in the Sanshaw-Bonanza property.

(iv)	On April 28, 2010, the Company to announced that, through a series of cash and share payments (the “Transaction”), it had:

	1.	acquired the remaining 40% interest in its Sanshaw-Bonanza property (the “Property”) in the Red LakeGold District of Ontario from EMCO Corporation S.A. ("EMCO");

	2.	acquired four additional claims which are contiguous to the Property from Perry English ("English"); and

	3.	reduced the existing NSR on the Property, so that the Company now holds a 100% interest in and to the Property, subject only to an NSR of just 0.375%.

Grandview had previously completed expenditure requirements to earn a 60% interest in the Property as per an option agreement with EMCO dated February 7, 2007. To acquire the remaining 40% interest in the Property, the Company paid EMCO $25,000 CAD in cash and issued 50,000 common shares in its capital. Also, the Company expanded the Property parcel by acquiring two unpatented claims and two patented claims for aggregate consideration of $60,000 CAD in cash and the issuance of 500,000 common shares in its capital.

Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the Property for $25,000 CAD cash. Cumulative expenditures related to the Transaction totalled $110,000 CAD cash and 550,000 common shares of the Company.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

	(c)	Rice Lake Gold Camp, Manitoba, Canada

		(i)	The Company currently holds 100% interest in 5 mining claims in close proximity to the Bissett Gold Mine (San Antonio Mine) located on the Rice Lake greenstone belt, in southeastern Manitoba.

(ii)

On September 30, 2005, the Company and Marum Resources Inc. (“Marum”) entered into an option agreement to jointly explore Marum’s 100% owned Gem gold property representing 7 mining claims at the eastern end of Manitoba’s Rice Lake Greenstone Belt.

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

In fiscal 2009, the Company determined that the carrying value of its Rice Lake Gold Camp in Manitoba, Canada could not be supported, resulting in an impairment charge of $1,557,112.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

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

A finders fee of 250,000 common share purchase warrants exercisable at $1.00 for a period of two years was issued in connection with the transaction. The value assigned to these warrants was $78,000 using the Black- Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 101%; risk-free interest rate - 3.85% and an expected life of 2 years.

During 2008, the Company decided not to pursue the exploration of this project and to write off all accumulated deferred exploration costs.

	(e)	Guilianita Project, Peru

On July 2, 2009, a binding Memorandum of Understanding (the “Memorandum”) was signed with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Guilianita”). The Option provides the Company with a right to earn an 80% interest in Guilianita by (i) making a US$20,000 cash payment on signing of the Memorandum;

		(ii)	incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. (issued - 200,000 common shares)

The Option also allows the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 (CAD$313,050) and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

8.	Share Capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, nonparticipating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of
	shares	Amount
Balance, March 26, 2004 and May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private Placement	120,000	120,000
Private Placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private Placement	175,000	175,000
Private Placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue – warrant valuation	-	(35,200)
Cost of issue – cash laid out	-	(124,081)
Balance, May 31, 2005	11,851,494	$4,781,750

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

8.	Share Capital (Continued)

(b) Issued (Continued)

	Number
	of
	shares	Amount
Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders’ fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue – broker warrant valuation	-	(462,173)
Cost of issue – cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)
Balance, May 31, 2006	19,086,892	$9,543,301
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue – cash laid out	-	(249,300)
Cost of issue – finder options valuation	-	(165,800)
Flow-through cost of issue	-	(563,472)
Balance, May 31, 2007	24,841,890	$11,019,703
Private placement (i) (ii) (iii)	11,169,000	4,950,150
Warrant valuation (i) (ii)	-	(940,212)
Mineral property acquisition (Note 7(b)(iii))	130,000	45,800
Exercise of warrants (Note 9(i))	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue – cash laid out	-	(488,720)
Cost of issue – broker warrants valuation (Note 8(b)(i)(ii) and Note 9(i))	-	(227,417)
Flow-through cost of issue (iv)	-	(260,255)
Balance, May 31, 2008	36,288,765	$14,202,266

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

8.	Share Capital (Continued)

(b) Issued (Continued)

	Number
	of
	shares	Amount
Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition (Note 7(b)(iii))	30,000	10,800
Private Placement (v)	8,333,333	416,666
Cost of issue – cash	-	(47,833)
Cost of issue – broker warrants valuation	-	(30,666)
Flow-through cost of issue (v)	-	(120,833)
Balance, May 31, 2009	44,652,098	14,430,400
Mineral property acquisition (Note 7(b)(iv) and 7(e))	750,000	67,000
Debt conversion (vii)	360,937	28,875
Exercise of warrants – cash	333,333	16,667
Exercise of warrants – valuation	-	15,333
Private placement (vi)	26,666,665	2,000,000
Cost of issue – cash	-	(36,392)
Cost of issue – broker warrant valuation (vi)	-	(1,440,000)
Balance, May 31, 2010	72,763,033	$15,081,883

(i)

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

The fair value of the 4,294,500 common share purchase warrants has been estimated to be $704,298 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

In connection with the brokered placement, the Company paid a cash fee to the Agent of 8% of the gross proceeds raised for total of $274,848 and also issued broker warrants to acquire 8% of the total number of Units issued at a price of $0.40 per Unit for a period of 24 months from closing. In addition, the Company also paid a cash work fee of $7,500 for certain services of the Agent.

The fair value of the 687,120 broker warrants has been estimated to be $145,670 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

The Company also closed a non-brokered placement on the same terms as the brokered placement for an additional 125,000 Units and further proceeds of $50,000.

Other costs associated to the private placements amounted to $103,497.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

8.	Share Capital (Continued)

	(b)	Issued (Continued)

	(i)	(Continued)

The fair value of the 62,500 common share purchase warrants has been estimated to be $10,250 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

(ii)

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

The fair value of the 656,000 common share purchase warrants has been estimated to be $225,664 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 133.41% and an expected life of 24 months.

In connection with the Brokered Placement, Grandview paid a cash fee to the Agent of 8% of the gross proceeds raised for a total of $89,188 and also issued broker warrants to acquire 8% of the total number of Units issued under the Brokered Placement at a price of $0.60 per Unit for a period of 24 months from closing.

The fair value of the 153,360 broker warrants has been estimated to be $55,056 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 133.41% and an expected life of 24 months.

Other costs associated to the private placements amounted to $12,466.

(iii)

On December 28, 2007, the Company closed a non-brokered private placement (the "Non-Brokered Placement"). The Non-Brokered Placement resulted in the issuance by the Company of a total of 538,000 flow-through shares (the “Flow-Through Shares”) at a purchase price of $0.65 per Flow-Through Share for gross proceeds of $349,700 under the Non-Brokered Placement.

(iv)

During the period from January 1, 2007 to December 31, 2007, the Company issued an aggregate of 1,143,000 flow- through common shares for total proceeds of $742,950. Exploration expenditures of $742,950 were renounced effective December 31, 2007. The renunciation created a future income tax recovery of approximately $260,255, which was allocated as a cost of issuing the flow-through shares.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

8.	Share Capital (Continued)

	(b)	Issued (Continued)

(v)

On December 5, 2008, the Company closed a brokered private placement (the “Offering”) with Sandfire Securities Inc. The Offering resulted in the issuance of 8,333,333 flow-through common shares (the “Common Shares”) to the MineralFields Group at a purchase price of $0.05 per share for gross proceeds of $416,666. The securities issued pursuant to Offering were subject to a four (4) month statutory hold commencing from the date of issuance.

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

(vi)

December 3, 2009, the Company announced that it has closed the private placement purchase agreement ("Purchase Agreement") with Centerpoint Resources Inc. ("Centerpoint"), a corporation incorporated under the laws of the Province of British Columbia, and 10 other investors resulting in aggregate proceeds to the Company treasury of $2,000,000 to fund exploration and development of the Giulianita project in Peru and to maintain Canadian operations.

The Purchase Agreement represents an investment by Centerpoint in Grandview comprised of a private placement financing consisting of 20 million units ("Unit") at a price of $0.075 per Unit for aggregate proceeds to Grandview of $1,500,000. Each Unit consists of one common share and one common share purchase warrant ("Warrant") with each whole Warrant entitling the holder to acquire one further common share at a price of $0.12, expiring 24 months from the date of issue. In addition, Grandview completed a concurrent non-brokered financing resulting in the issuance of an additional 6,666,665 Units for aggregate proceeds of $500,000, some of which Units were acquired by directors and officers of Grandview.

The fair value of the 26,666,665 common share purchase warrants has been estimated to be $1,440,000 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 1.12%, dividend yield of 0%, expected stock volatility of 169.78% and an expected life of 24 months.

(vii)	On January 7, 2010, the Company issued 360,937 common shares at a price of $0.08 to settle a debt of $28,875 in respect of services rendered by a consultant to the Company.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

9. Warrants
	Number of	Weighted Average
	Warrants	Exercise Price
Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired	-	-
Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired	(602,500)	(1.44)
Balance, May 31, 2006	3,435,238	$1.63
Issued	4,189,999	0.91
Expired	(1,043,654)	1.60
Balance, May 31, 2007	6,581,583	$1.18
Issued (Note 8(b)(i)(ii))	5,853,480	0.62
Issued (i)	73,937	0.65
Exercised (i)	(147,875)	0.45
Balance, May 31, 2008	12,361,125	$0.92
Expired	(6,307,645)	(1.18)
Issued (Note 8(b)(vi))	666,666	0.05
Balance, May 31, 2009	6,720,146	$0.59
Expired	(6,053,480)	(0.60)
Issued (Note 8(b)(vi))	26,666,665	0.12
Exercised	(333,333)	(0.05)
Balance, May 31, 2010	26,999,998	$0.12

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

The following are the warrants outstanding at May 31, 2010:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price	Date
333,333	15,333	0.05	December 4, 2010
26,666,665	1,440,000	0.12	December 3, 2011
26,999,998	$1,455,333

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

9. Warrants (Continued)

The following are the warrants outstanding at May 31, 2009:
Number of	Fair	Exercise
Warrants	Value	Price ($)	Expiry
4,357,000	$714,548	$0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
666,666	30,666	0.05	December 4, 2010
6,720,146	$1,203,804

The following are the warrants outstanding at May 31, 2008

Number of	Fair	Exercise
Warrants	Value	Price ($)	Expiry
250,000	78,000	1.00	November 29, 2008
1,199,999	284,400	1.40	December 22, 2008
240,000	85,200	0.65	December 22, 2008
350,000	$74,550	0.70	February 28, 2009
1,698,937	366,316	0.65	March 16, 2009
177,125	43,927	0.45	March 16, 2009
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
4,357,000	714,548	0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
12,361,125	$3,742,570

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

10.	Stock Options

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

The following is continuity of stock options for the period from March 26, 2004 to May 31, 2010.

	Number	Weighted Average
	of	Exercise
	Stock Options	Price
Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Forfeited	(100,000)	1.00
Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55
Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Forfeited	(250,000)	1.19
Balance, May 31, 2007	2,850,000	$1.22
Granted (i)(ii)	2,700,000	0.63
Expired	(850,000)	1.13
Forfeited	(125,000)	1.38
Balance, May 31, 2008	4,575,000	$0.89
Forfeited	(175,000)	0.68
Balance, May 31, 2009	4,400,000	$0.90
Granted (iii)(iv)	4,250,000	0.15
Expired	(1,375,000)	0.75
Forfeited	(1,400,000)	0.93
Balance, May 31, 2010	5,875,000	$0.38

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

10.	Stock Options (Continued)

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

(iii)

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

(iv)

On December 9, 2009, the Company granted an aggregate of 900,000 options to directors of the Company at an exercise price of $0.15 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $80,991. In determining this value, the following assumptions were used: risk-free interest rate of 2.47%, dividend yield of 0%, expected stock volatility of 153% and an expected life of 5 years.

The following are the stock options outstanding and exercisable at May 31, 2010:

	Options outstanding			Options exercisable
		Weighted
		average remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Expiry Date	of Options	life	exercise price	of options	exercise price
April 3, 2011	250,000	0.84 years	$1.80	250,000	$1.80
September 27, 2012	1,825,000	2.33	0.68	1,825,000	0.68
June 23, 2014	2,900,000	4.07	0.15	2,900,000	0.15
December 9, 2014	900,000	4.53	$0.15	900,000	$0.15
	5,875,000	3.46 years	$0.38	5,875,000	$0.38

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

10.	Stock Options (Continued)

The stock options have been expensed as follows:

			Expensed	Expensed	Remainder	Cumulative
	Number of	Expensed at	at	at	to be	share-based
	stock options	May 31, 2008	May 31, 2009	May 31, 2010	expensed	payment
(1)	675,000	$-	$-	$-	$-	$800,100
(1)	75,000	-	-	-	-	62,850
(1)	150,000	-	-	-	-	97,050
(1)	200,000	-	-	-	-	137,100
(1)	150,000	-	-	-	-	117,150
(1)	600,000	-	-	-	-	723,000
(2)	500,000	-	-	-	-	255,500
(2)	150,000	-	-	-	-	60,750
(2)	500,000	-	-	-	-	365,000
(2)	100,000	-	-	-	-	89,500
(3)	2,000,000	1,162,525	-	-	-	1,162,525
(3)	700,000	159,600	-	-	-	159,600
(4)	3,350,000	-	-	368,500		368,500
(4)	900,000	-	-	80,991		80,991
	10,050,000	$1,322,125	$-	$449,491	$-	$4,479,616

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

(4)

The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 153% to 155%; risk-free interest rates - 2.47% to 2.55% and an expected average life of 5 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

10.	Stock Options (Continued)

The following are the stock options outstanding and exercisable at May 31, 2009:

	Options outstanding			Options exercisable
		Weighted
		average remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Expiry Date	of Options	life	exercise price	of options	exercise price
October 1, 2009	600,000	0.34 years	$1.00	600,000	$1.00
December 20, 2009	75,000	0.56	1.10	75,000	1.10
April 15, 2010	700,000	0.87	0.50	700,000	0.50
January 6, 2011	150,000	1.60	1.25	150,000	1.25
April 3, 2011	550,000	1.84	1.80	550,000	1.80
October 31, 2011	500,000	2.42	1.00	500,000	1.00
September 27, 2012	1,825,000	3.33	0.68	1,825,000	0.68
	4,400,000	2.13 years	0.90	4,400,000	$0.90

The following are the stock options outstanding and exercisable at May 31, 2008:

	Options outstanding			Options exercisable
		Weighted
		average remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Expiry Date	of Options	life	exercise price	of options	exercise price
October 1, 2009	600,000	1.33 years	$1.10	600,000	$1.10
December 20, 2009	75,000	1.55	1.00	75,000	1.00
April 15, 2010	700,000	1.87	0.50	700,000	0.50
January 6, 2011	150,000	2.60	1.80	150,000	1.80
April 3, 2011	550,000	2.84	1.00	550,000	1.00
October 31, 2011	500,000	3.42	1.00	500,000	1.00
September 27, 2012	2,000,000	4.33	0.45	2,000,000	0.45
	4,575,000	3.18 years	$0.89	4,575,000	$0.89

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

11.	Basic and Diluted Loss Per Share

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

	2010	2009	2008
Numerator for basic loss per share	$(880,403)	$(7,887,918)	$(3,005,834)
Numerator for diluted loss per share	$(880,403)	$(7,887,918)	$(3,005,834)
Denominator:
Weighted average number of common shares - basic	58,224,647	40,379,322	33,985,825
Weighted average number of common shares - diluted	58,224,647	40,379,322	33,985,825
Basic and diluted loss per share	$(0.02)	$(0.20)	$(0.09)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

12.	Income Taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

The future tax assets are as follows:

	2010	2009	2008
Future tax assets
Exploration expenditures	$1,588,778	$1,842,983	$199,715
Marketable securities	40,663	47,169	47,169
Capital losses	-	24,273	48,299
Non-capital losses	1,383,953	1,612,960	1,620,056
Share issue costs	75,790	175,303	266,499
Total future tax assets	3,089,184	3,702,688	2,181,738
Valuation allowance for future tax assets	(3,089,184)	(3,702,688)	(2,181,738)
Net Future tax assets	$-	$-	$-

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company’s income tax (recovery) for each of the years ended is made up as follows:

	2010	2009	2008
Current income tax recovery	$-	$-	$-
Future income tax recovery	-	(120,833)	(260,255)
Total income tax recovery	$-	$(120,833)	$(260,255)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

12.	Income Taxes

The Company’s actual income tax expense for each of the years ended is made up as follows:

	2010	2009	2008
Loss before income taxes	$(880,403)	(8,008,751)	(3,266,089)
Income tax recovery at combined Federal and Provincial rates of 32.58%, 33.29% and 35.03%	(286,835)	(2,666,113)	(1,144,111)
Non-deductible stock-based compensation	146,444	-	-
Non-deductible expenses	56	146	2,818
Non-deductible write-down of mineral properties	-	2,483,585	185,090
Expiry of warrants	286,143	330,573	-
Share-based payments	-	-	463,140
Cost of issue	(110,030)	(120,610)	(123,563)
Potential income tax recovery not recognized	-	-	616,626
Utilization of losses not previously recognized	(35,778)	(27,581)	-
Resource properties – expenditures renounced	-	(120,833)	(260,255)
Income tax recovery	$-	$(120,833)	$(260,255)

At May 31, 2010, the Company has non-capital losses of approximately $5,535,000. No benefit from these amounts has been recorded in the consolidated financial statements.

The non capital losses will expire as follows:

2015			$724,000
2026			1,366,000
2027			1,685,000
2028			1,760,000
			$5,535,000

13.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2009 - same and 2008 - same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for loss for the periods presented also represent segment amounts.

The Company operates in three geographic segments for the year ended May 31, 2010, and two segments for years ended May 31, 2009 and 2008. The Company's assets by geographic location are:

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

	2010	2009	2008
Canada	$5,372,915	$3,999,201	$5,993,796
United States of America	-	-	5,679,340
Peru	287,708	-	-
Total assets	$5,660,623	$3,999,201	$11,673,136

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

14.	Related Party Transactions Not Disclosed Elsewhere

	i)	For year ended May 31, 2010, $10,000 (2009 - $35,000, 2008 - $66,000) was paid to the former interim CEO and current chairman of the Company for consulting services.

ii)

For year ended May 31, 2010, $150,000 (2009 - $150,010, 2008 - $150,000) was paid to the President and CEO of the Company for consulting services. Included in this amount was $90,250 (2009 - $62,250, 2008 - $150,000) capitalized to mining interests. Also, $nil (2009 - $14,000, 2008 - $24,000) in car and office allowances and $nil (2009 - $607, 2008 - $1,765) were paid.

iii)

For year ended May 31, 2010, $39,000 (2009 - $51,794, 2008 - $76,974) in consulting fees was also paid or accrued to the Chief Financial Officer or a company controlled by the Chief Financial Officer. Included in accounts payable as at May 31, 2010 is $6,000 in relation to consulting services rendered.

iv)

The Company provided a loan of $90,000 to the President and CEO of the Company. The loan was unsecured, bears no interest and is due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

These transactions were in the normal course of operations and were measured at the exchange value which is represented by the amount of consideration established and agreed to by the related parties.

15.	Differences between Canadian GAAP and US GAAP

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(j) in the fiscal 2010 consolidated financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the consolidated financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," (codified within Accounting Standards Codification ("ASC") 718) which mandates the recording of compensation expense based on the fair value of such options.

For the years ended ended May 31, 2010, 2009 and 2008, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the years ended May 31, 2010, 2009, and 2008. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the annual consolidated financial statements for May 31, 2010, while under US GAAP, exploration costs (except for property purchase costs) cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments were carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP.

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 12 of the annual consolidated financial statements for May 31, 2010). US GAAP requires the recognition of a deferred tax liability in the difference between the fair value of common shares and the amount received upon issuance of flow-through shares. The deferred income tax liability is relieved at the time the expenditures are renounced. No flow-through shares were issued during the current fiscal year.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's consolidated balance sheets as at May 31, 2010 and May 31, 2009 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

	May 31, 2010	May 31, 2009
Assets
Current assets
Cash	$1,432,824	$106,593
Short term investments	25,037	407,493
GST and sundry receivable	29,179	5,707
Prepaid expenses	12,876	12,283
Due from a related party	-	12,803
	1,500,456	544,879
Reclamation bond	13,699	14,332
Mineral property rights	712,101	512,906
	$2,226,256	$1,072,117
Liabilities
Current liabilities
Accounts payable	$7,835	$9,017
Accrued liabilities	81,449	63,450
	89,284	72,467
Assets retirement obligation	13,699	14,332
	102,983	86,799
Shareholders' Equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	16,757,873	16,106,390
Additional paid in capital	4,390,914	3,217,776
Warrants	1,455,333	1,203,804
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred share-based payments	4,591,091	4,141,600
Deficit accumulated before change to an exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(21,612,690)	(20,225,004)
	2,123,273	985,318
	$2,226,256	$1,072,117

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration of mineral properties as its primary business focus. The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date
		Year ended May 31,		of inception
	2010	2009	2008	("March 26, 2004" )
Expenses
General exploration	$512,783	$534,317	$3,299,979	$9,804,129
Management services	548,241	267,497	1,401,414	5,774,602
Investor relations, business development and reporting issuer maintenance costs	115,352	88,716	832,962	2,062,413
Write-off of bad debts	-	-	-	1,235
Professional fees	142,354	167,672	322,033	1,365,998
Office and administration	69,107	21,579	196,503	738,245
Flow-through interest expense	-	2,747	44,688	188,801
Gain on forgiveness of debt	-	-	-	(35,667)
Failed merger costs	-	-	-	170,000
Loss before the under noted	(1,387,837)	(1,082,528)	(6,097,579)	(20,069,756)
Interest income	151	10,306	72,183	104,322
Write-off mineral property rights	-	(1,514,756)	(132,500)	(1,647,256)
Net loss for the period	(1,387,686)	(2,586,978)	(6,157,896)	(21,612,690)
Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(25,000)
Comprehensive loss for the period	$(1,387,686)	$(2,586,978)	$(6,157,896)	$(21,637,690)

Loss per common share
Basic	$(0.02)	$(0.06)	$(0.18)
Diluted	$(0.02)	$(0.06)	$(0.18)

Comprehensive loss per common share
Basic	$(0.02)	$(0.06)	$(0.29)
Diluted	$(0.02)	$(0.06)	$(0.29)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP are disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP
Common shares before change to an exploration stage company and
as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue – warrant valuation	-	(35,200)
Cost of issue – cash laid out	-	(124,081)
Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders’ fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue – broker warrant valuation	-	(462,173)
Cost of issue – cash laid out	-	(866,375)
Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue – cash laid out	-	(249,300)
Cost of issue – finder options valuation	-	(165,800)
Balance, May 31, 2007	24,841,890	$12,314,605

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)
		Amount Under
Common Shares (continued	Shares	US GAAP
Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	11,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue – cash laid out	-	(488,720)
Cost of issue – broker warrants valuation	-	(227,417)
Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue – cash	-	(47,833)
Cost of issue – broker warrants valuation	-	(30,666)
Balance, May 31, 2009	44,652,098	$16,106,390
Private placement	26,666,665	2,000,000
Cost of issue – cash	-	(36,392)
Mineral property acquisition	750,000	67,000
Debt conversion	360,937	28,875
Exercise of warrants – valuation	-	15,333
Exercise of warrants – cash	333,333	16,667
Cost of issue – broker warrants valuation	-	(1,440,000)
Balance, May 31, 2010	72,763,033	$16,757,873

Other changes in shareholders’ equity are presented as follows:

Additional Paid in Capital
Balance from inception and as of May 31, 2004 and 2005	$25,000
Expired warrants	173,388
Balance, May 31, 2006	$198,388
Expired warrants	449,956
Balance, May 31, 2007 and May 31, 2008	$648,344
Expired warrants	2,569,432
Balance, May 31, 2009	3,217,776
Expired warrants	1,173,138
Balance, May 31, 2010	$4,390,914

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Warrants
Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388
Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)
Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)
Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Expired	(36,673)
Balance, May 31, 2008	$3,742,570
Issued	(2,569,432)
Expired	30,666
Balance, May 31, 2009	$1,203,804
Issued	1,440,000
Expired	(1,173,138)
Exercised	(15,333)
Balance, May 31, 2010	$1,455,333

Cumulative adjustments to marketable securities
Balance June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)
Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)
Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)
Balance, March 26, 2004	(300,305)
Comprehensive loss items	(15,234)
Balance, May 31, 2004, 2005 and 2006	(315,539)
Comprehensive loss items	(9,766)
Balance, May 31, 2007	(325,305)
Comprehensive loss items	-
Balance, May 31, 2008, 2009 and 2010	$(325,305)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Deferred share-based payments
Balance, May 31, 2004	$-
Vesting of stock options	775,613
Balance, May 31, 2005	$775,613
Vesting of stock options	573,700
Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687
Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600
Balance, May 31, 2008 and May 31, 2009	$4,141,600
Vesting of stock options	449,491
Balance, May 31, 2010	$4,591,091

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Deficit accumulated during the exploration stage
Balance, March 26, 2004	$-
Net Loss	4,678
Comprehensive loss items	(15,234)
Balance, May 31, 2004	$(10,556)
Net Loss	(1,743,463)
Balance, May 31, 2005	$(1,754,019)
Net Loss	(3,673,388)
Balance, May 31, 2006	$(5,427,407)
Net Loss	(6,052,723)
Balance, May 31, 2007	$(11,480,130)
Net Loss	(6,157,896)
Balance, May 31, 2008	$(17,638,026)
Net Loss	(2,586,978)
Balance, May 31, 2009	$(20,225,004)
Net Loss	(1,387,686)
Balance, May 31, 2010	$(21,612,690)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

The Company's statements of cash flows under US GAAP are as follows:

Statements of Cash Flows
				Cumulative
				from date
		Year ended May 31,		of inception
	2010	2009	2008	("March 26, 2004" )
Cash flows from operating activities
Net loss for the period	$(1,387,686)	$(2,586,978)	$(6,157,896)	$(21,612,690)
Items not involving cash:
Forgiveness of debt	28,875	-	-	(6,792)
Write-off of bad debts	-	-	-	1,235
Share-based payments	449,491	-	1,322,125	4,479,616
Accrued interest income	(537)	(10,296)	(48,706)	(59,539)
Write-off of mineral property rights	-	1,514,756	132,500	1,647,256
Change in non-cash operating working activities:
GST and sundry receivable	(23,512)	34,957	181,267	(34,399)
Prepaid expenses	(593)	137,883	8,526	(7,206)
Due from a related party	12,803	92,296	-	15,099
Accounts payable	(1,182)	(64,509)	(222,129)	78,854
Accrued liabilities	17,999	18,450	(76,119)	17,161
Cash flows used in operating activities	(904,342)	(863,441)	(4,860,432)	(15,481,405)
Cash flows from financing activities
Repayment of loans from related parties	-	-	-	(28,594)
Share/warrant issuance	2,016,667	416,666	5,016,694	20,068,877
Cost of issue	(36,392)	(47,833)	(488,720)	(1,812,701)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)
Cash flows provided by financing activities	1,980,275	368,833	4,527,974	18,327,582
Cash flows from investing activities
Purchase of reclamation bond	-	-	(13,090)	(13,090)
Redemption (purchase) of short term investments	382,493	611,410	(975,000)	18,903
Exploration advances	-	-	312,491	-
Purchase of mineral property rights	(132,195)	(95,065)	(206,364)	(1,419,167)
Cash flow provided by (used in) investing activities	250,298	516,345	(881,963)	(1,413,354)
Change in cash during the period	1,326,231	21,737	(1,214,421)	1,432,823
Cash, beginning of period	106,593	84,856	1,299,277	1
Cash, end of period	$1,432,824	$106,593	$84,856	$1,432,824

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Cash Flows (continued)
				Cumulative
				from date
		Year ended May 31,		of inception
	2010	2009	2008	("March 26, 2004"	)
Supplemental schedule of non-cash transactions
Share issuance included in mining interest	$67,000	$10,800	$45,800	$630,875
Warrant issuance included in mining interest	$-	$-	$-	$184,750
Share-based payments including mining interest	$-	$-	$111,475	$111,475
Interest paid	$-	$-	$23,477	$45,159

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

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The adoption of this standard did not have any material effect on the Company's consolidated financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

US GAAP Accounting Pronouncements Adopted in Prior Years (Continued)

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which provides a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. SFAS No. 157 requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS No. 157 were applied prospectively. The Company adopted the provisions of SFAS No. 157 on April 1, 2008. The adoption of this standard did not have any effect on the Company's overall financial condition and results of operations.

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

As at May 31, 2010, the Company had short term investments totalling $25,037 which are classified as held for trading and measured as level 1 of the fair value hierarchy.

In February 2007, the FASB issued Statement 159 "Fair Value Option for Financial Assets and Financial Liabilities". Statement 159 became effective for financial statements issued for fiscal years beginning on or after November 15, 2007, and interim periods within those fiscal years. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This expands the use of fair value measurement for accounting for financial instruments. The adoption of this standard has not had any material effect on the Company's consolidated financial statements.

In May 2008, the FASB issued FASB Statement No. 162, "The Hierarchy of Generally Accepted Accounting Principles". (Superseded by SFAS 168) This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used when preparing financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement was effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The adoption of this statement did not have any material impact on the financial and results of operation of the Company.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

US GAAP Accounting Pronouncements Adopted in the Current Year

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" (ASC Subtopic 855-10) which establishes principles and requirements for subsequent events. This Statement sets forth (a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This Statement shall be applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles. This Statement is effective for interim or annual financial periods ending after June 15, 2009, and has been applied prospectively. The adoption of this standard has not had any material effect on the Company's consolidated financial statements.

In June 2008, the FASB issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 provides guidance on determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity’s own stock. EITF 07-05 concludes, among other matters, that warrants and options issued by an entity with an exercise price that is different from the entity’s functional currency cannot be classified as equity. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of EITF 07-05 did not have any material impact on the financial position and results of operations of the Company.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (codified in ASC 805), which retained the underlying concepts of SFAS No. 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting. However, SFAS No. 141(R) changed the method of applying the acquisition method in a number of significant aspects.

SFAS No. 141(R) requires that: (1) for all business combinations, the acquirer records all assets and liabilities of the acquired business, including goodwill, generally at their fair values; (2) certain contingent assets and liabilities acquired be recognized at their fair values on the acquisition date; (3) contingent consideration be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; (4) acquisition-related transaction and restructuring costs be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; (5) in step acquisitions, previous equity interests in an acquiree held prior to obtained control be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; and (6) when making adjustments to finalize initial accounting, companies revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date.

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

US GAAP Accounting Pronouncements Adopted in the Current Year (Continued)

In April 2009, FASB amended accounting standards for Fair Value Measurements and Disclosures. The amended standard, ASC 820, addresses issues related to the determination of fair value when the volume and level of activity for an asset or liability has significantly decreased, and identifying transactions that are not orderly. The revisions affirm the objective that fair value is the price that would be received to sell an asset in an orderly transaction (that is not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions, even if the market is inactive. The amendment provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have decreased significantly. It also provides guidance on identifying circumstances that indicate a transaction is not orderly. If determined that a quoted price is distressed (not orderly), and thereby not representative of fair value, the entity may need to make adjustments to the quoted price or utilize an alternative valuation technique (e.g., income approach or multiple valuation techniques) to determine fair value. Additionally, an entity must incorporate appropriate risk premium adjustments, reflective of an orderly transaction under current market conditions due to uncertainty in cash flows. The revised guidance requires disclosures in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. The changes are effective for interim and annual reporting periods ending after June 15, 2009, and are to be applied prospectively. The adoption of this new standard had no impact on the Company’s financial statements.

In April 2009, FASB revised accounting standards for Financial Instruments. The revised standard, ASC 825, requires fair value disclosures in the notes of an entity’s interim financial statements for all financial instruments, whether or not recognized in the statement of financial position. This revision became effective for the interim reporting periods ending after June 15, 2009. The adoption of this new standard had no impact on the Company’s financial statements.

In June 2009 FASB issued Statement No. 168, The FASB Accounting Standards Codification (the "codification") and the Hierarchy of Generally Accepted Accounting Principles", ("SFAS No. 168") "-- a replacement of FASB Statement No. 162. SFAS No. 168 is the new source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement was incorporated into ASC 105, Generally Accepted Accounting Principles under the new FASB codification which became effective on July 1, 2009. The new Codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. ASC 105, culminated a multi-year project to replace the previous GAAP hierarchy and established Accounting Standard Codification. The Codification is not expected to change US GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. Following this guidance, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU") to update the Codification. After the launch of the Codification on July 1, 2009, only one level of authoritative US GAAP for non-governmental entities exists, other than guidance issued by the SEC. This statement is effective for interim and annual reporting periods ending after September 15, 2009. The adoption of this new standard only had the effect of amending references to authoritative accounting guidance in the Company’s financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Years ended May 31, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

US GAAP Accounting Pronouncements Adopted in the Current Year (Continued)

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The provisions of the updated guidance are effective for the Company’s fiscal year beginning June 1, 2010. The Company does not expect the adoption of this guidance to have an impact on the Company’s financial position, results of operations or cash flows.

In August 2009, FASB issued ASU No. 2009-05 Measuring Liabilities at Fair Value. This update amends ASC 820, Fair Value Measurements and Disclosure, in regard to the fair value measurement of liabilities. FASB ASC 820 clarifies that in circumstances in which a quoted price for an identical liability in an active market is not available, a reporting entity shall utilize one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) the quoted price for a similar liability or for a similar liability when traded as an asset, or (iii) another valuation technique that is consistent with the principles of ASC 820. In all instances a reporting entity shall utilize the approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Also, when measuring the fair value of a liability, a reporting entity shall not include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The adoption of this new standard had no impact on the Company’s financial statements.

Recent Accounting Guidance Not Yet Adopted

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010-06 also requires disclosures of activities, including purchases, sales, issuances, and a settlement within Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently assessing the impact of adoption of ASU 2010-06 and does not expect that it will have a material impact on the Company's financial statements.

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements". The amendment eliminates the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. This standard had no impact on the Company's consolidated financial statements. There are several new accounting pronouncements issued by FASB which are not yet effective. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe any of these accounting pronouncements has had or will have a material impact on the Company's financial position or operating results.

B. Unaudited Quarterly Financial Statements, August 31, 2010

Unaudited Balance Sheet as at August 31, 2010, Statements of Operations and Deficit for the Three Months ended August 31, 2010 and 2009, and Statements of Cash Flows for the Three Months ended August 31, 2010 and 2009.

__________________________________________________________________

Grandview Gold Inc.

(An Exploration Stage Company)

Interim Consolidated Financial Statements

For the Three Months Ended August 31, 2010

(Expressed in Canadian Dollars)

(Unaudited)

___________________________________________________________________

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim consolidated financial statements of Grandview Gold Inc. (A Development Stage Enterprise) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the May 31, 2010 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the period end unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

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

Management's Report on Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting –Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at August 31, 2010.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at August 31, 2010.

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
Toronto, Canada
October 14, 2010

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)
	August 31,
(Unaudited)	2010	May 31, 2010
Assets
Current assets
Cash and cash equivalents	$1,226,090	$1,432,824
Short term investments	25,099	25,037
GST and sundry receivable	40,118	26,416
Prepaid expenses	12,777	12,876
	1,304,084	1,497,153
Reclamation bond (Note 5)	14,001	13,699
Mining interests (Note 6)	4,247,910	4,149,771
	$5,565,995	$5,660,623
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$78,612	$89,284
Asset retirement obligation	14,001	13,699
	92,613	102,983
Shareholders' equity	5,473,382	5,557,640
	$5,565,995	$5,660,623

Nature of operations and going concern (Note 1)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollar)
			Cumulative
			from date of
			inception
	Three Months Ended		of the exploration
	August 31,		stage (March
(Unaudited)	2010	2009	26, 2004)
Expenses
Share-based payments	$-	$368,500	$4,479,616
Investor relations, business development and reporting issuer maintenance costs	13,509	17,393	1,916,672
Professional fees	31,169	42,438	1,397,167
Management services (Note 12)	27,750	20,000	1,469,690
Office and administration	9,499	11,934	747,744
Exploration evaluation expenses	2,394	60	27,279
Flow-through interest expense	-	-	188,801
Bad debt	-	-	1,235
	84,321	460,325	10,228,204
Loss before the under noted	(84,321)	(460,325)	(10,228,204)
Interest income	63	(2,715)	88,786
Write-down of marketable securities	-	-	(25,000)
Write-off of mineral properties	-	-	(6,431,718)
Impairment of mineral properties	-	-	(1,557,112)
Forgiveness of debt	-	-	35,667
Failed merger costs	-	-	(170,000)
Loss before income taxes	(84,258)	(463,040)	(18,287,581)
Future income tax recovery	-	-	1,675,990
Net loss and comprehensive loss for the period	$(84,258)	$(463,040)	$(16,611,591)
Basic loss per share (Note 10)	$(0.00)	$(0.01)
Diluted loss per share (Note 10)	$(0.00)	$(0.01)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Accumulated Deficit
(Expressed in Canadian Dollars)
				Cumulative
				from date of
				inception
				of the
	Three Months Ended			exploration
	August 31,			stage (March
(Unaudited)	2010	2009		26, 2004)
Accumulated Deficit
Balance at beginning of period	$(19,961,581)	$(19,081,178)	$	(3,434,248)
Net loss for the period	(84,258)	(463,040)		(16,611,591)
Balance at end of period	$(20,045,839)	$(19,544,218)		$(20,045,839)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)
			Contributed	Accumulated
(Unaudited)	Share Capital	Warrants	Surplus	Deficit	Total
At May 31, 2008	$14,202,266	$3,742,570	$4,789,944	$(11,193,260)	$11,541,520
Mineral property acquisition	10,800	-	-	-	10,800
Private placement	416,666	-	-	-	416,666
Cost of issue - cash laid out	(47,833)	-	-	-	(47,833)
Cost of issue - broker warrants valuation	(30,666)	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-	-	(120,833)
Warrants expired	-	(2,569,432)	2,569,432	-	-
Net loss for the year	-	-	-	(7,887,918)	(7,887,918)
At May 31, 2009	14,430,400	1,203,804	7,359,376	(19,081,178)	3,912,402
Share-based payments	-	-	449,491	-	449,491
Exercise of warrants	16,667	-	-	-	16,667
Fair value of warrants exercised	15,333	(15,333)	-	-	-
Mineral property acquisition	67,000	-	-	-	67,000
Private placement	2,000,000	-	-	-	2,000,000
Cost of issue – cash laid out	(36,392)	-	-	-	(36,392)
Cost of issue – broker warrant valuation	(1,440,000)	1,440,000	-	-	-
Debt conversion	28,875	-	-	-	28,875
Warrants expired	-	(1,173,138)	1,173,138	-	-
Net loss for the year	-	-	-	(880,403)	(880,403)
At May 31, 2010	$15,081,883	$1,455,333	$8,982,005	$(19,961,581)	$5,557,640
Net loss for the period	-	-	-	(84,258)	(84,258)

At August 31, 2010	$15,081,883	$1,455,333	$8,982,005	$(20,045,839)	$5,473,382

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2010	2009	26, 2004)
Cash flows from operating activities
Net loss for the period	$(84,258)	$(463,040)	$(16,611,591)
Items not involving cash:
Write-down of marketable securities	-	-	25,000
Debt conversion	-	-	(6,792)
Write-off of bad debts	-	-	1,235
Share-based payments	-	368,500	4,479,616
Future income tax recovery	-	-	(1,675,990)
Accrued interest income	(63)	-	(44,003)
Write-off of mineral properties	-	-	6,431,718
Impairment of mineral properties	-	-	1,557,112
Changes in non-cash working capital items:
GST and sundry receivable	(13,702)	(4,377)	(39,628)
Prepaid expenses	99	3,967	(12,777)
Due from a related party	-	-	90,000
Accounts payable and accrued liabilities	(10,671)	29,552	84,783
Cash flows used in operating activities	(108,595)	(65,398)	(5,721,317)
Cash flows from financing activities
Loans from related parties	-	-	(28,594)
Share/warrant issuance	-	-	20,068,877
Cost of issuance	-	-	(1,812,701)
Proceeds from loan	-	-	175,000
Repayment of loan	-	-	(75,000)
Cash flows provided by financing activities	-	-	18,327,582
Cash flows from investing activities
Purchase of reclamation bond	-	-	(13,090)
Redemption (purchase) of short term investments	-	407,493	18,903
Exploration advances	-	-	-
Expenditures on mining interests	(98,139)	(124,034)	(11,295,988)
Due from a related party	-	-	(90,000)
Cash flows provided by (used in) investing activities	$(98,139)	$283,459	$(11,380,175)

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows – Continued
(Expressed in Canadian Dollars)
			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2010	2009	26, 2004)
Change in cash and cash equivalents during the period	$(206,734)	$218,061	$1,226,090
Cash and cash equivalents, beginning of period	1,432,824	106,593	-
Cash and cash equivalents, end of period	$1,226,090	$324,654	$1,226,090
Supplemental Schedule of Non-cash Transactions
Share issuance included in mining interest	$-	$10,800	$630,875
Warrant issuance included in mining interest	$-	$-	$184,750
Share-based payments included in mining interest	$-	$-	$111,475
Interest paid	$-	$-	$45,159

The notes to unaudited interim consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Interim Consolidated Statements of Mineral Properties
(Expressed in Canadian Dollars)
			Cumulative
			from date of
			inception
			of the
	Three Months Ended		exploration
	August 31,		stage (March
(Unaudited)	2010	2009	26, 2004)
Red Lake Gold Camp, Ontario, Canada
Balance, beginning of period	$3,873,967	$3,442,793	$-
Drilling, assays and related field work	-	68,783	3,202,798
Property acquisition and holding costs	1,353	-	672,522
	1,353	68,783	3,875,320
Balance, end of period	$3,875,320	$3,511,576	$3,875,320
Guilianita Property, Peru
Balance, beginning of period	$275,804	$-	$-
Drilling, assays and related field work	57,600	13,582	292,472
Project administration and general	39,186	-	39,186
Property acquisition and holding costs	-	41,669	40,932
	96,786	55,251	372,590
Balance, end of period	$372,590	$55,251	$372,590
Total	$4,247,910	$3,566,827	$4,247,910

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

2.  Accounting Policies

The unaudited interim financial statements have been prepared by the Company in accordance with GAAP. The preparation of the unaudited interim consolidated financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements except as noted below. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended May 31, 2010, since they do not contain all disclosures required by GAAP for annual financial statements. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective unaudited interim periods presented.

2. Accounting Policies (Continued)

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

3. Capital Management (continued)

 Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within current economic conditions by:

                               i) minimizing discretionary disbursements;

                               ii) reducing or eliminating exploration expenditures which are of limited strategic value; and

                               iii) exploring alternate sources of liquidity.

In light of the above, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.

There were no changes in the Company's approach to capital management during the three months period ended August 31, 2010. The Company is not subject to externally imposed capital requirements.

4. Risk Factors

The Company’s significant mineral properties are Red Lake Gold Camp, Ontario, Canada and Guilianta Property, Peru (called the "Properties"). A full description of these properties may be found in Note 7 of the May 31, 2010 audited consolidated financial statements.

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

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Fair Value

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of short-term financial instruments approximates their carrying amounts due to the relatively short period to maturity. These include cash and cash equivalents and short-term investments. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels as per the fair value hierarchy included in GAAP. Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities. Level two includes inputs that are observable other than quoted prices included in level one. Level three includes inputs that are not based on observable market data.

	Level One	Level Two	Level Three
Cash and cash equivalents	$1,226,090	$-	$-
Short-term investments	$25,099	$-	$-
Reclamation bond	$14,001	$-	$-

4.  Risk Factors (continued)

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

Financial instruments included in GST and sundry receivable and due from a related party consist of sales tax receivable from government authorities in Canada, deposits held with service providers and a loan provided to the President and CEO of the Company. GST and sundry receivable and due from a related party are in good standing as of August 31, 2010. Management believes that the credit risk concentration with respect to financial instruments included in GST and sundry receivable and due from a related party is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at August 31, 2010, the Company had a cash and cash equivalents and short term investments balance of $1,251,189 (May 31, 2010 - $1,457,861) to settle current liabilities of $78,612 (May 31, 2010 - $89,284). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

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

4. Risk Factors (continued)

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

As of August 31, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i)

Short term investments are subject to floating interest rates. As at August 31, 2010, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the three months ended August 31, 2010 would have been approximately $63 higher/lower, as a result of lower/higher interest income from short term investments. As at August 31, 2010, reported shareholders' equity would have been approximately $63 lower/higher as a result of lower/higher interest income from short term investments.

(ii)	The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of August 31, 2010, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

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

For a description of mining interests, refer to Note 7 of the audited financial statements as at May 31, 2010.

7.	Share Capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of
	shares	Amount
Balance, May 31, 2004 and March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)
Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)
Balance, May 31, 2006	19,086,892	$$9,543,301

7. Share Capital (Continued)

(b) Issued (Continued)

	Number
	of
	shares	Amount
Balance, May 31, 2006	19,086,892	$9,543,301
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Flow-through cost of issue	-	(563,472)
Balance, May 31, 2007	24,841,890	$11,019,703
Private placement	11,169,000	4,950,150
Warrant valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)
Flow-through cost of issue	-	(260,255)
Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)
Flow-through cost of issue	-	(120,833)
Balance, May 31, 2009	44,652,098	$14,430,400
Mineral property acquisition	750,000	67,000
Debt conversion	360,937	28,875
Exercise of warrants – cash	333,333	16,667
Exercise of warrants – valuation	-	15,333
Private placement	26,666,665	2,000,000
Cost of issue – cash	-	(36,392)
Cost of issue – broker warrant valuation	-	(1,440,000)
Balance, May 31, 2010 and August 31, 2010	72,763,033	$15,081,883

8.  Warrants

		Weighted Average
	Number of Warrants	Exercise Price
Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-
Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500	(1.44
Balance, May 31, 2006	3,435,238	$1.63
Issued	4,189,999	0.91
Expired/cancelled	(1,043,654	1.60
Balance, May 31, 2007	6,581,583	$1.18
Issued	5,853,480	0.62
Issued	73,937	0.65
Exercised	(147,875	0.45
Balance, May 31, 2008	12,361,125	$0.92
Expired	(6,307,645	(1.18
Issued	666,666	0.05
Balance, May 31, 2009	6,720,146	$0.59
Expired	(6,053,480	(0.60
Issued	26,666,665	0.12
Exercised	(333,333	(0.65
Balance, May 31, 2010 and August 31, 2010	26,999,998	$0.12

The following are the warrants outstanding at August 31, 2010:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price ($)
333,333	15,333	0.05	December 4, 2010
26,666,665	1,440,000	0.12	December 3, 2011
26,999,998	$1,455,333

9. Stock Options
	Number	Weighted Average
	of	Exercise
	Stock Options	Price
Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00
Balance, May 31, 2005	1,125,000	$1.06
Granted	1,100,000	1.55
Balance, May 31, 2006	2,225,000	$1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19
Balance, May 31, 2007	2,850,000	$1.22
Granted	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38
Balance, May 31, 2008	4,575,000	$0.89
Cancelled	(175,000)	0.68
Balance, May 31, 2009	4,400,000	$0.90
Granted	4,250,000	0.15
Expired	(1,375,000)	0.75
Forfeited	(1,400,000)	0.93
Balance, May 31, 2010	5,875,000	$0.38
Cancelled	(225,000)	(0.15)
Balance, August 31, 2010	5,650,000	$0.39

9. Stock Options (Continued)

The following are the stock options outstanding and exercisable at August 31, 2010:

	Options outstanding			Options exercisable
		Weighted average			Weighted
		remaining	Weighted		average
	Number	contractual	average	Number	exercise
Expiry Date	of Options	life	exercise price	of options	price
April 3, 2011	250,000	0.84	1.80	250,000	1.80
December 9, 2014	900,000	4.53	0.15	900,000	0.15
September 27, 2012	1,825,000	2.33	0.68	1,825,000	0.68
June 23, 2014	2,675,000	4.07	0.15	2,675,000	0.15
	5,650,000	3.44 years	$0.39	5,650,000	0.39

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

	Three Months Ended
	August 31,
	2010	2009
Numerator for basic loss per share	$(84,258)	$(463,040)
Numerator for diluted loss per share	$(84,258)	$(463,040)
Denominator:
Weighted average number of common shares - basic	72,763,033	44,652,098
Weighted average number of common shares - diluted	72,763,033	44,652,098
Basic and diluted loss per share	$(0.00)	$(0.01)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included as the effect would be anti-dilutive.

11. Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2009 - same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for loss for the periods presented also represent segment amounts.

The Company operates in two geographic segments for the three months ended August 31, 2010, and year ended May 31, 2010 as follows.

	August 31,	May 31,
	2010	2010
Canada	$5,167,437	$5,372,915
Peru	398,558	287,708
Total assets	$5,565,995	$5,660,623

12.  Related Party Transactions Not Disclosed Elsewhere

(i)

For three months period ended August 31, 2010, $37,500 (three months ended August 31, 2009 - $37,500) was paid to the President and CEO of the Company for consulting services. Included in this amount was $18,750 (three months ended August 31, 2009 - $26,500) capitalized to mining interests.

(ii)	For three months period ended August 31, 2010, $9,000 (three months ended August 31, 2009 - $9,000) in consulting fees was also paid or accrued to the Chief Financial Officer of the Company.

(iii)

The Company provided a loan of $90,000 to the President and CEO of the Company. The loan is unsecured, bears no interest and was due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO.

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

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(j) in the fiscal 2010 consolidated financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the consolidated financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share- Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

For the three months ended August 31, 2010, 2009, and 2008, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the three months ended August 31, 2010, 2009, and 2008. Had the Company adopted (FASB) Statement 148 for fiscal 2004, there would be no affect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the annual consolidated financial statements for May 31, 2010, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

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

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 12 of the annual consolidated financial statements for May 31, 2010). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing consolidated financial statements.

13. Differences Between Canadian GAAP and US GAAP (Continued)

Had the Company's consolidated balance sheets as at August 31, 2010 and May 31, 2010 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

	August 31, 2010	May 31, 2010
Assets
Current assets
Cash	$1,226,090	$1,432,824
Short term investments	25,099	25,037
GST and sundry receivable	40,118	29,719
Prepaid expenses	12,777	12,876
Due from a related party	2,929	-
	1,307,013	1,500,456
Reclamation bond	14,001	13,699
Mineral property rights	713,454	712,101
	$2,034,468	$2,226,256
Liabilities
Current liabilities
Accounts payable	$78,610	$7,835
Accrued liabilities	-	81,449
	78,610	89,284
Assets retirement obligation	14,001	13,699
	92,611	102,983
Shareholders' Equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	16,757,873	16,757,873
Additional paid in capital	4,390,914	4,390,914
Warrants	1,455,333	1,455,333
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred share-based payments	4,591,091	4,591,091
Deficit accumulated before change to an exploration stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(21,794,106)	(21,612,690)
	1,941,857	2,123,273
	$2,034,468	$2,226,256

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

Statements of Operations and Comprehensive Loss
				Cumulative
		Three Months Ended		from date
	August 31,	August 31,	August 31,	of inception
	2010	2009	2008	("March 26, 2004" )
Expenses
General exploration	$99,552	$82,425	$234,766	$9,390,898
Management services	27,750	388,500	74,214	5,254,111
Investor relations, business development and reporting issuer maintenance costs	13,509	17,393	16,824	1,960,570
Write-off of bad debts	-	-	-	1,235
Professional fees	31,169	42,438	30,729	1,254,813
Office and administration	9,499	11,934	17,185	678,637
Flow-through interest expense	-	-	-	188,801
Gain on forgiveness of debt	-	-	-	(35,667)
Failed merger costs	-	-	-	170,000
Loss before the under noted	(181,479)	(542,690)	(373,718)	(18,863,398)
Interest income	63	(2,589)	1,842	104,234
Write-off mineral property rights	-	-	-	(90,144)
Net loss for the period	(181,416)	(545,279)	(371,876)	(18,849,308)
Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(25,000)
Comprehensive loss for the period	$(181,416)	$(545,279)	$(371,876)	$(18,874,308)
Loss per common share
Basic	$(0.00)	(0.01)	(0.01)
Diluted	$(0.00)	(0.01)	(0.01)
Comprehensive loss per
common share
Basic	$(0.00)	$(0.01)	$(0.01)
Diluted	$(0.00)	$(0.01)	$(0.01)

13. Differences Between Canadian GAAP and US GAAP (Continued)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
Common Shares	Shares	US GAAP
Common shares before change to a exploration stage company and as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)
Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Balance, May 31, 2006	19,086,892	$10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)
Balance, May 31, 2007	24,841,890	$12,314,605

13. Differences Between Canadian GAAP and US GAAP (Continued)
		Amount
		Under
Common Shares (continued)	Shares	US GAAP
Balance, May 31, 2007	24,841,890	$12,314,605
Private placements	11,169,000	4,950,150
Warrants valuation	-	(940,212)
Mineral property acquisition	130,000	45,800
Exercise of warrants	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation	-	(227,417)
Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue - cash	-	(47,833)
Cost of issue - broker warrants valuation	-	(30,666)
Balance, May 31, 2009	44,652,098	$16,106,390
Private placements	26,666,665	2,000,000
Cost of issue – cash	-	(36,392)
Mineral property acquisition	750,000	67,000
Debt conversion	360,937	28,875
Exercise of warrants - valuation	-	15,333
Exercise of warrants – cash	333,333	16,667
Cost of issue - broker warrants valuation	-	(1,440,000)
Balance, May 31, 2010 and August 31, 2010	72,763,033	$16,757,873

Other charges in shareholders’ equity are presented as follows:

Additional Paid in Capital
Balance from inception and as of May 31, 2004 and 2005		$25,000
Expired warrants		173,388
Balance, May 31, 2006		$198,388
Expired warrants		449,956
Balance, May 31, 2007 and May 31, 2008		$648,344
Expired warrants		2,569,432
Balance, May 31, 2009		$3,217,776
Expired warrants		1,173,138
Balance, May 31, 2010 and August 31, 2010		$4,390,914

13. Differences Between Canadian GAAP and US GAAP (Continued)

Warrants
Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388
Balance, May 31, 2005	$173,388
Issued	2,086,995
Expired	(173,388)
Balance, May 31, 2006	$2,086,995
Issued	974,575
Expired	(449,956)
Balance, May 31, 2007	$2,611,614
Issued	1,167,629
Exercised	(36,673)
Balance, May 31, 2008	$3,742,570
Issued	30,666
Expired	(2,569,432)
Balance, May 31, 2009	$1,203,804
Issued	1,440,000
Exercised	(15,333)
Expired	(1,173,138)
Balance, May 31, 2010 and August 31, 2010	$1,455,333

Cumulative Adjustments to Marketable Securities
Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)
Balance, May 31, 2002	$(206,725)
Comprehensive loss items	(88,580)
Balance, May 31, 2003	$(295,305)
Comprehensive loss items	(5,000)
Balance, March 26, 2004	$(300,305)
Comprehensive loss items	(15,234)
Balance, May 31, 2004, 2005 and 2006	$(315,539)
Comprehensive loss items	(9,766)
Balance, May 31, 2007	$(325,305)
Comprehensive loss items	-
Balance, May 31, 2008, 2009, 2010 and August 31, 2010	$(325,305)

13. Differences Between Canadian GAAP and US GAAP (Continued)

Deferred Share-Based Payments
Balance, May 31, 2004	$-
Vesting of stock options	775,613
Balance, May 31, 2005	$775,613
Vesting of stock options	573,700
Balance, May 31, 2006	$1,349,313
Vesting of stock options	1,358,687
Balance, May 31, 2007	$2,708,000
Vesting of stock options	1,433,600
Balance, May 31, 2008 and 2009	$4,141,600
Vesting of stock options	449,491
Balance, May 31, 2010 and August 31, 2010	$4,591,091

Deficit Accumulated During the Exploration Stage
Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)
Balance, May 31, 2004	$(10,556)
Net loss	(1,743,463)
Balance, May 31, 2005	$(1,754,019)
Net loss	(3,673,388)
Balance, May 31, 2006	$(5,427,407)
Net loss	(6,052,723)
Balance, May 31, 2007	$(11,480,130)
Net loss	(6,157,896)
Balance, May 31, 2008	$(17,638,026)
Net loss	(2,586,978)
Balance, May 31, 2009	$(20,225,004)
Net loss	(1,387,686)
Balance, May 31, 2010	$(21,612,690)
Net loss	(181,416)
Balance, August 31, 2010	$(21,794,106)

13. Differences Between Canadian GAAP and US GAAP (Continued)

The Company's statements of cash flows under US GAAP are as follows:

Statements of Cash Flows
				Cumulative
		Three Months Ended		from date
	August 31,	August 31,	August 31,	of inception
	2010	2009	2008	("March 26, 2004" )
Cash flows from operating activities
Net loss for the period	$(181,416)	$(545,279)	$(371,876)	$(18,849,308)
Items not involving cash:
Forgiveness of debt	-	-	-	(6,792)
Write-off of bad debts	-	-	-	1,235
Share-based payments	-	368,500	-	4,479,616
Accrued Interest income	-	(126)	(1,279)	(59,539)
Write-off of mineral property rights	-	-	-	90,144
Change in non-cash operating working activities:
GST and sundry receivable	(13,702)	(4,377)	27,114	(48,101)
Prepaid expenses	99	3,967	(28,456)	(7,107)
Due from a related party	-	-	-	15,099
Accounts payable	70,775	72,994	143,889	149,629
Accrued liabilities	(81,449)	(43,442)	(45,000)	(64,288)
Cash flows used in operating activities	(205,693)	(147,763)	(275,608)	(14,299,412)
Cash flows from financing activities
Repayment of loans from related
parties	-	-	-	(28,594)
Share/warrant issuance	-	-	-	20,068,877
Cost of issue	-	-	-	(1,812,701)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	-	-	(75,000)
Cash flows provided by financing activities	-	-	-	18,327,582
Cash flows from investing activities
Purchase of reclamation bond	-	-	-	(13,090)
Redemption (purchase) of short term investments	(62)	407,493	534,804	18,841
Exploration advances	-	-	-	-
Purchase of mineral property rights	(979)	(41,669)	(85,135)	(2,807,832)
Cash flows provided by (used in) investing activities	(1,041)	365,824	449,669	(2,802,081)
Change in cash during the period	(206,734)	218,061	174,061	1,226,089
Cash, beginning of period	1,432,824	106,593	84,856	1
Cash, end of period	$1,226,090	$324,654	$258,917	$1,226,090

13. Differences Between Canadian GAAP and US GAAP (Continued)

Statements of Cash Flows (continued)

				Cumulative
	Three Months Ended			from date
	August 31,	August 31,	August 31,	of inception
	2010	2009	2008	("March 26, 2004"	)
Supplemental Schedule of Non-Cash Transaction
Share issuance included in mining Interest	$-	$-	$10,800	$563,875
Warrant issuance included in mining interest	$-	$-	$-	$184,750
Share-based payments included in mining interest	$-	$-	$-	$111,475
Interest paid	$-	$-	$-	$45,159

14. Comparative Figures

Certain prior year figures have been reclassified to conform with the current period’s presentation.

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

A. Certification of Chief Executive Officer

SECTION 302 CERTIFICATION

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Paul Sarjeant, certify that:

1.	I have reviewed this annual report on Form 20-F of Grandview Gold Inc. for the year ended May 31, 2010;

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

Date: December 29, 2010

/s/ Paul Sarjeant

Paul Sarjeant

President and Chief Executive Officer

B. Certification of Chief Financial Officer

SECTION 302 CERTIFICATION

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Ernest Cleave, certify that:

1.	I have reviewed this annual report on Form 20-F of Grandview Gold Inc. for the year ended May 31, 2010;

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

Date: December 29, 2010

/s/ Ernest Cleave

Ernest Cleave

Chief Financial Officer

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

C.	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Grandview Gold Inc. (the "Company") on Form 20-F for the year ended May 31, 2010, I, Paul Sarjeant, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 29, 2010

/s/ Paul Sarjeant

Paul Sarjeant

President and Chief Executive Officer

D.	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Grandview Gold Inc. (the "Company") on Form 20-F for the year ended May 31, 2010, I, Ernest Cleave, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 29, 2010

/s/ Ernest Cleave

Ernest Cleave

Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.

By: /s/ Paul Sarjeant
Paul Sarjeant
President

Dated: December 29, 2010