Form 20-F/A
period 2010-05-31
Grandview Gold, Inc.
filed 2011-04-08
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

COMMISSION FILE No. 00051303

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

Yes [    ]   No [ X ]

- ii -

TABLE OF CONTENTS

FORM 20-F	I
TABLE OF CONTENTS	III
GLOSSARY	V
PART I	1

ITEM 1:	Identity of Directors, Senior Management and Advisors	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons For The Offer and Use Of Proceeds	2
D.	Risk Factors	2
ITEM 4:	Information on the Company	10
A.	Unresolved Staff Comments	10
B.	History and Development of the Company	10
C.	Business Overview	13
D.	Organizational Structure	16
E.	Property, Plants and Equipment	16
ITEM 5:	Operating and Financial Review and Prospects	30
A.	Operating Results	36
B.	Liquidity and Capital Resources	38
C.	Research and Development, Patents and Licenses, Etc.	39
D.	Trend Information	39
E.	Off-Balance Sheet Arrangements	39
F.	Tabular Disclosure of Contractual Obligations	39
ITEM 6:	Directors, Senior Management, and Employees	40
A.	Directors and Senior Management	40
B.	Board Practices	45
C.	Employees	46
D.	Share Ownership	46
ITEM 7:	Major Shareholders and Related Party Transactions	47
A.	Major Shareholders	47
B.	Related Party Transactions	48
C.	Interests of Experts and Counsel	48
ITEM 8:	Financial Information	49
A.	Consolidated Statements and Other Financial Information	49
B.	Significant Changes	49
ITEM 9:	The Offering and Listing.	49
A.	Offer and Listing Details	49

- iii -

	B.	Plan of Distribution	51
	C.	Markets	51
	D.	Selling Shareholders	51
	E.	Dilution	52
	F.	Expenses of the Issue	52
ITEM 10:		Additional Information	52
	A.	Share Capital	52
	B.	Memorandum and Articles of Association	52
	C.	Material Contracts	52
	D.	Exchange Controls	53
	E.	Taxation	55
	F.	Dividends and Paying Agents	61
	G.	Statements by Experts	61
	H.	Documents on Display	61
	I.	Subsidiary Information	62
ITEM 11:		Quantitative and Qualitative Disclosures about Market Risk	62
ITEM 12:		Description of Securities other than Equity Securities	62
PART II			63
ITEM 13:		Defaults, Dividend Arrearages and Delinquencies	63
ITEM 14:		Material Modifications to the Rights of Security Holders and Use of Proceeds	63
ITEM 15:		Controls and Procedures	63
ITEM 16:		Reserved	64
	A.	Audit Committee Financial Expert	64
	B.	Code of Ethics	64
	C.	Principal Accountant Fees and Services	64
	D.	Exemptions From the Listing Standards for Audit Committees	65
	E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers	65
PART III			66
ITEM 17:		Financial Statements	66
ITEM 18:		Financial Statements	66
	A.	Audited Annual Financial Statements, May 31, 2010	66
	B.	Unaudited Quarterly Financial Statements, August 31, 2010	125
ITEM 19:		Exhibits	156
SIGNATURES			163

- iv -

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sam
cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.
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

(10) Units comprised of one common share and one warrant exercisable into one additional common share at an exercise price of $0.12 per share. The units were sold at a price of $0.075 per unit, raising gross proceeds of $2,000,000.00. The Company does not have an agent in the United States.

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

_______________
1 See Glossary on pages iii-iv for terms used throughout this Annual Report.

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

Figure 1. General Location Map; Dixie Lake Project

DIXIE LAKE
PROPERTY
M
N
K
O
WOODLAND
CARIBOU
9th Base Line
7th Base Line
11th Base
Swain Post
Uchi Lake
Cochenour
Balmertown
Madsen
Ear Falls
Goldpines
Perrault
Pikangikum

**Figure 1: Property Location**

Figure 2. Dixie Lake Claim Map.

Grandview Gold Inc.
Dixie Lake Project
Property Location Map
1:25 000
N
5635000 mN
5634000 mN
5633000 mN
5632000 mN
5631000 mN
455000 mE
456000 mE
457000 mE
458000 mE
459000 mE
460000 mE

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

Figure 3: Loisan Property Location Map

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

Figure 4: Sanshaw-Bonanza Property Location Map

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

From 1987 to 1989 Pure Gold Resources and Noramco resumed exploration with a large drill program, effectively replicating old drilling, outlined a 300 meter wide, 125 m deep, 125 meter long mineralized system with a calculated resource of 300,000 tons grading 0.08 oz per ton of gold. This historical resource estimate is based on data and reports prepared by previous operators in 1988 (Winter, L.D.S., 1988. Summary Report on the Geology and the 1987-1988 Exploration Programme on the Bonanza (Red Lake) Property, Dome Township; For Noramco Mining Corporation). The Company has not completed the work necessary to have the historical estimate verified by a Qualified Person. The Company is not treating the estimate as a current NI 43-101 defined resource and the historical estimate should not be relied upon. The property will require considerable future exploration which the Company will consider in due course.

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

Figure 5: Bissett Property Location Map

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

GVG Property, Manitoba

The Company has a 100% interest in 16 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 3,187.

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

Figure 6: GVG Property Location Map

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

Figure7: Angelina Property Location Map

ANGELINA
CLAIMS
MANITOBA
ONTARIO
Winnipeg
Trans-Canada-Hwy
MN
65 km
Google Maps 2011

**Location Map: Angelina Property**

History of Exploration

Management believes the Angelina property was first staked in 1925. Several shear zones with visible gold samples were discovered on the property in 1927 and there has been sporadic exploration over the years. During 2003 and 2004 Gossan Resources Ltd. ("Gossan") conducted a program of surface mapping and diamond drilling, which included 10 shallow diamond drill holes. Recent mapping and compilation data produced by P. Fulton - Regula for Gossan in 2003 indicated anomalous gold results from chip samples over multiple shear zones. Individual grab samples of vein quartz indicated gold mineralization. Gold mineralization was found along NNW trending shear zones within a structurally complex assemblage of basalts, metasediment, gabbro and tuffs.

Geological Setting

Geologically the Angelina Claim Block is comprised of basalts, metasediments, gabbro, pyroclastic tuffs and breccias and feldspathic dykes. This assemblage has been isoclinaly folded and boudinaged, sheared parallel to fold axes, faulted to offset the shear zones and thrust in a south westerly direction. Gold mineralization was found along shear zones striking in a NNW direction and dipping from 50 to 80 degrees to the ENE, containing quartz and carbonate veins and stringers. Historically gold mineralization has been found on six parallel shear zones. Although higher assays have been reported in the past, the highest assays found by Gossan Resources included 0.53 oz/t over 3.7m and 0.26oz/t over 7.92m in drill core. Historically, a seventh mineralized shear zone was identified at depth in diamond drill hole E-88-03, a zone of 0.3oz/t Au over 6’.

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

Four drill holes tested a 350 meter extension of the Discovery Shear zone to the west where surface sampling had encounter anomalous surface samples. Visually the shear zone appeared to improve with depth, however only two holes returned significant gold values. Best results were from holes AN-07-01 which intersected 2.08 g/t over 0.50 meters at a depth of 77.5 meters, and hole AN-07-04 which intersected 2.13 g/t over 1.50 meters at a drill hole depth of 85.25 meters.

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

Figure 8: Banksian Property Location Map

BANKSIAN CLAIMS
MANITOBA
ONTARIO
Winnipeg
Trans-Canada Hwy
MN
60 km
Google Maps 2011

Location Map: Banksian Property

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

ITEM 11: Quantitative and Qualitative Disclosures about Market Risk

Please refer the Company’s audited annual financial statements for the year ended May 31, 2010, Note 4.

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

The CEO and CFO have also evaluated the design and effectiveness of the Company's disclosure controls and procedures and assessed the design and effectiveness of the Company's internal controls over financial reporting as of May 31, 2010, pursuant to the requirements of Multilateral Instrument 52-109.

Management has concluded that, as of May 31, 2010, such financial reporting disclosure controls and internal controls over financial reporting were effective.

Management is not aware of any changes in its internal controls over financial reporting during the year ended May 31, 2010 that would materially affect, or is reasonably likely to materially affect, its internal controls over financial reporting.

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

Statements of Operations and Comprehensive Loss
		Three
		Months		Cumulative
		Ended		from date
	August 31,	August 31,	August 31,	of inception
	2010	2009	2008	("March 26, 2004" )
Expenses
General exploration	$99,552	$82,425	$234,766	$9,390,898
Management services	27,750	388,500	74,214	5,254,111
Investor relations, business development and reporting issuer maintenance costs	13,509	17,393	16,824	1,960,570
Write-off of bad debts	-	-	-	1,235
Professional fees	31,169	42,438	30,729	1,254,813
Office and administration	9,499	11,934	17,185	678,637
Flow-through interest expense	-	-	-	188,801
Gain on forgiveness of debt	-	-	-	(35,667)
Failed merger costs	-	-	-	170,000
Loss before the under noted	(181,479)	(542,690)	(373,718)	(18,863,398)
Interest income	63	(2,589)	1,842	104,234
Write-off mineral property rights	-	-	-	(90,144)
Net loss for the period	(181,416)	(545,279)	(371,876)	(18,849,308)
Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(25,000)
Comprehensive loss for the period	$(181,416)	$(545,279)	$(371,876)	$(18,874,308)
Loss per common share
Basic	$(0.00)	(0.01)	(0.01)
Diluted	$(0.00)	(0.01)	(0.01)
Comprehensive loss per
common share
Basic	$(0.00)	$(0.01)	$(0.01)
Diluted	$(0.00)	$(0.01)	$(0.01)

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

A. Certification of Chief Executive Officer

SECTION 302 CERTIFICATION

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Paul Sarjeant, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Grandview Gold Inc. for the year ended May 31, 2010;

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

Date: April 8, 2011

/s/ Paul Sarjeant

Paul Sarjeant

President and Chief Executive Officer

B. Certification of Chief Financial Officer

SECTION 302 CERTIFICATION

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Ernest Cleave, certify that:

1.	I have reviewed this annual report on Form 20-F/A of Grandview Gold Inc. for the year ended May 31, 2010;

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

Date: April 8, 2010

/s/ Ernest Cleave

Ernest Cleave

Chief Financial Officer

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

C.	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Grandview Gold Inc. (the "Company") on Form 20-F/A for the year ended May 31, 2010, I, Paul Sarjeant, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 8, 2010

/s/ Paul Sarjeant

Paul Sarjeant

President and Chief Executive Officer

D.	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Grandview Gold Inc. (the "Company") on Form 20-F/A for the year ended May 31, 2010, I, Ernest Cleave, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 8, 2010

/s/ Ernest Cleave

Ernest Cleave

Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.

By: /s/ Paul Sarjeant
Paul Sarjeant
President

Dated: April 8, 2010