Form 20-F/A
period 2010-05-31
Grandview Gold, Inc.
filed 2011-05-24
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

Yes [    ]   No [ X ]

- ii -

TABLE OF CONTENTS

FORM 20-F	I
TABLE OF CONTENTS	III
GLOSSARY	V
PART I	1

ITEM 1:	Identity of Directors, Senior Management and Advisors	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons For The Offer and Use Of Proceeds	2
D.	Risk Factors	2
ITEM 4:	Information on the Company	10
A.	Unresolved Staff Comments	10
B.	History and Development of the Company	10
C.	Business Overview	13
D.	Organizational Structure	16
E.	Property, Plants and Equipment	16
ITEM 5:	Operating and Financial Review and Prospects	30
A.	Operating Results	36
B.	Liquidity and Capital Resources	45
C.	Research and Development, Patents and Licenses, Etc.	46
D.	Trend Information	46
E.	Off-Balance Sheet Arrangements	46
F.	Tabular Disclosure of Contractual Obligations	46
ITEM 6:	Directors, Senior Management, and Employees	47
A.	Directors and Senior Management	47
B.	Board Practices	52
C.	Employees	53
D.	Share Ownership	53
ITEM 7:	Major Shareholders and Related Party Transactions	54
A.	Major Shareholders	54
B.	Related Party Transactions	55
C.	Interests of Experts and Counsel	55
ITEM 8:	Financial Information	56
A.	Consolidated Statements and Other Financial Information	56
B.	Significant Changes	56
ITEM 9:	The Offering and Listing.	56
A.	Offer and Listing Details	56

- iii -

	B.	Plan of Distribution	58
	C.	Markets	58
	D.	Selling Shareholders	58
	E.	Dilution	59
	F.	Expenses of the Issue	59
ITEM 10:		Additional Information	59
	A.	Share Capital	59
	B.	Memorandum and Articles of Association	59
	C.	Material Contracts	59
	D.	Exchange Controls	60
	E.	Taxation	62
	F.	Dividends and Paying Agents	68
	G.	Statements by Experts	68
	H.	Documents on Display	69
	I.	Subsidiary Information	69
ITEM 11:		Quantitative and Qualitative Disclosures about Market Risk	69
ITEM 12:		Description of Securities other than Equity Securities	69
PART II			70
ITEM 13:		Defaults, Dividend Arrearages and Delinquencies	70
ITEM 14:		Material Modifications to the Rights of Security Holders and Use of Proceeds	70
ITEM 15:		Controls and Procedures	70
ITEM 16:		Reserved	71
	A.	Audit Committee Financial Expert	71
	B.	Code of Ethics	71
	C.	Principal Accountant Fees and Services	71
	D.	Exemptions From the Listing Standards for Audit Committees	72
	E.	Purchases of Equity Services by the Issuer and Affiliated Purchasers	72
PART III			73
ITEM 17:		Financial Statements	73
	A.	Audited Annual Financial Statements, May 31, 2010	73
	B.	Unaudited Quarterly Financial Statements, August 31, 2010	131
ITEM 18:		Exhibits	161
SIGNATURES			169

- iv -

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sam
cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.
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

Selected Financial Data

	Three Months	Three Months	Year Ended	Year Ended	Year Ended May
	Ended August 31,	Ended August 31,	May 31,2010	May 31, 2009	31, 2008(audited)
(CAD$)	2010	2009	(audited)	(audited)
	(unaudited)	(unaudited)
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	$(84,258)	$(463,040)	$(880,403)	$(7,887,918)	$(3,005,834)
Basic Earning (Loss) Per Share	$(0.00)	$(0.01)	$(0.02)	$(0.20)	$(0.09)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares	72,763,033	44,652,098	72,763,033	44,652,098	36,288,765
Cash	$1,226,090	$324,654	$1,432,824	$106,593	$84,856
Short term investments	Nil	Nil	$25,037	$407,493	$1,011,410
Working Capital	$1,225,472	$251,035	$1,407,869	$469,609	$1,168,570
Mineral Properties	$4,247,910	$3,566,827	$4,149,771	$3,442,793	$10,282,950
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$15,081,883	$14,430,400	$15,081,883	$14,430,400	$14,202,266
Shareholders’ Equity	$5,473,382	$3,817,862	$5,557,640	$3,912,402	$11,541,520
Total Assets	$5,565,995	$3,934,256	$5,660,623	$3,999,201	$11,673,136

US GAAP
Net Income (Loss)	$(181,416)	$(545,279)	$(1,387,686)	$(2,586,978)	$(6,157,896)
Income (Loss) Per Share	$(0.00)	$(0.01)	$(0.02)	$(0.06)	$(0.18)
Mineral Properties	$713,454	$554,575	$712,101	$512,906	$1,921,797
Shareholders’ Equity	$1,941,857	$808,539	$2,123,273	$985,318	$3,192,663
Total Assets	$2,034,468	$924,933	$2,226,256	$1,072,117	$3,324,279

Selected Financial Data

		Year	Year
	Year Ended May	Ended	Ended
	31, 2007	May 31,	May 31,
(CAD$)	(audited)	2006	2005
		(audited)	(audited)
CANADIAN GAAP
Revenue	Nil	Nil	Nil
Income (Loss) for the Period	($2,239,170)	($1,003,216)	($1,485,564)
Basic Earning (Loss) Per Share	($0.11)	($0.07)	($0.14)
Dividends Per Share	Nil	Nil	Nil
Period-end Shares	24,841,890	19,086,892	11,851,494
Cash	$1,299,277	$3,802,800	$244,067
Short term investments	Nil	Nil	Nil
Working Capital	$1,575,617	$3,813,975	$810,711
Mineral Properties	$7,134,618	$3,415,766	$659,236
Long-term Debt	Nil	Nil	Nil
Capital Stock	$11,019,703	$9,543,301	$4,781,750
Shareholders’ Equity	$8,800,235	$7,229,741	$810,711
Total Assets	$9,217,009	$7,651,243	$943,727

US GAAP
Net Income (Loss)	($6,062,489)	($3,673,388)	($1,743,463)
Income (Loss) Per Share	($0.29)	($0.25)	($0.20)
Mineral Properties	$1,677,568	$1,218,563	$400,775
Shareholders’ Equity	$3,343,185	$5,032,538	$552,250
Total Assets	$3,759,959	$5,454,040	$685,266

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

Proposed Transactions

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

Critical Accounting Estimates and Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

Critical Accounting Estimates and Assumptions

Assessment of Recoverability of Mineral Property Costs

The Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Future Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option pricing model.

Assessment of Recoverability of Receivables Including VAT

The carrying amount of accounts receivables, and Value Added Tax are considered representative of their respective values. The Company assesses the likelihood that these receivables will be recovered and, to the extent that recovery is considered doubtful a provision for doubtful accounts is recorded.

Estimate of Fair Value of Financial Instruments

Where the fair value of a financial instrument is different than its carrying value disclosure of the estimated fair value is required. The fair value disclosed is based on management estimates using assumptions such as market interest rates.

Going Concern Assumption

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplate the realization of assets and settlement of liabilities in the normal course of business as they come due.

The Company's ability to continue as a going concern is dependent upon its ability to fund its working capital and exploration requirements and eventually to generate positive cash flows, either from operations or sale of properties. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Asset Retirement Obligations

Future costs to retire an asset including dismantling, remediation and ongoing treatment, and monitoring of the site are recognized and recorded as a liability at fair value. The liability is accreted, over time through periodic charges to earnings. In addition, asset retirement costs are capitalized as part of the asset's carrying value and amortized over the asset’s useful life.

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at May 31, 2010 of $13,699, compared with $14,332 as at May 31, 2009.

The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

Significant Accounting Policies

Basis of presentation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada. A summary of the differences between Canadian GAAP and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 17 to the audited consolidated financial statements for 2009.

Basis of consolidation

The audited consolidated financial statements for 2009 include the assets, liabilities, revenues and expenses of the Company and its wholly owned subsidiary, Grandview Gold (USA) Inc. ("Grandview USA"). All significant intercompany transactions and accounts are eliminated upon consolidation.

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

Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the unitsof- production method based on estimated reserves. Costs relating to properties abandoned are written-off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves. The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects.

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

Short term investments

Short term investments comprise investments in guaranteed investment certificate due to mature within one year from the date of purchase and are classified as "held-for-trading" and have been recorded at fair value.

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

Stock-based compensation

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 10 to the annual audited consolidated financial statements and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus. If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

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

Changes in Accounting Policies including Initial Adoption

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this accounting standard had no impact on the unaudited interim consolidated financial statements as at November 30, 2009.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

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

Financial Instruments

During 2009, CICA Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") was amended to require disclosure about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and;

  Level 3 - Inputs that are not based on observable market data.

This amendment is effective for the Company's consolidated financial statements for the year ending May 31,2010. The adoption of this amendment will have no impact on the Company's operating results or financial position.

Financial Instruments and Other Instruments

At the close of the most recent fiscal period, the financial instruments of the Company consisted of cash and cash equivalents, short-term investments, accounts receivable, due to a related party, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

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

Financial Statements

ITEM 17:

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

Date: May 23, 2011

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

Date: May 23, 2011

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

Date: May 23, 2011

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

Date: May 23, 2011

/s/ Ernest Cleave

Ernest Cleave

Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.

By: /s/ Paul Sarjeant
Paul Sarjeant
President

Dated: May 23, 2011