Form 20-F
period 2011-05-31
Grandview Gold, Inc.
filed 2011-12-01
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2011

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _______________

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

(Title of Class)

Number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 81,163,032.

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

Yes [ X ]  No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ X ]  Item 18 [   ]

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [    ]  No [ X ]

- ii -

TABLE OF CONTENTS

FORM 20-F		I
TABLE OF CONTENTS		III
GLOSSARY		V
PART I		1

ITEM 1:	Identity of Directors, Senior Management and Advisors	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	2
	C. Reasons For The Offer and Use Of Proceeds	2
	D. Risk Factors	2
ITEM 4:	Information on the Company	10
	A. Unresolved Staff Comments	10
	B. History and Development of the Company	11
	C. Business Overview	13
	D. Organizational Structure	16
	E. Property, Plants and Equipment	16
ITEM 5:	Operating and Financial Review and Prospects	36
	A. Operating Results	42
	B. Liquidity and Capital Resources	48
	C. Research and Development, Patents and Licenses, Etc.	48
	D. Trend Information	48
	E. Off-Balance Sheet Arrangements	48
	F. Tabular Disclosure of Contractual Obligations	48
ITEM 6:	Directors, Senior Management, and Employees	49
	A. Directors and Senior Management	49
	B. Board Practices	54
	C. Employees	55
	D. Share Ownership	55
ITEM 7:	Major Shareholders and Related Party Transactions	56
	A. Major Shareholders	56
	B. Related Party Transactions	57
	C. Interests of Experts and Counsel	57
ITEM 8:	Financial Information	58
	A. Consolidated Statements and Other Financial Information	58
	B. Significant Changes	58
ITEM 9:	The Offering and Listing.	58
	A. Offer and Listing Details	58
	B. Plan of Distribution	60
	C. Markets	60
	D. Selling Shareholders	60
	E. Dilution	61
	F. Expenses of the Issue	61
ITEM 10:	Additional Information	61

- iii -

	A. Share Capital	61
	B. Memorandum and Articles of Association	61
	C. Material Contracts	61
	D. Exchange Controls	62
	E. Taxation	64
	F. Dividends and Paying Agents	70
	G. Statements by Experts	70
	H. Documents on Display	70
	I. Subsidiary Information	71
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	71
ITEM 12:	Description of Securities other than Equity Securities	71
PART II		72
ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	72
ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	72
ITEM 15:	Controls and Procedures	72
ITEM 16:	Reserved	73
	A. Audit Committee Financial Expert	73
	B. Code of Ethics	73
	C. Principal Accountant Fees and Services	73
	D. Exemptions From the Listing Standards for Audit Committees	74
	E. Purchases of Equity Services by the Issuer and	74
	Affiliated Purchasers
PART III		75
ITEM 17:	Financial Statements	75
	A. Audited Annual Financial Statements, May 31, 2011	75
ITEM 18:	Exhibits	142
SIGNATURES		121

- iv -

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sam
cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.
dilution	the contamination of ore with barren wall rock; this means that in extracting ore, rock is also extracted, which contains a lesser amount of the mineral than the ore, effectively reducing the grade of the ore.
exploration stage	All companies engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.
feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.
gold deposit	means a mineral deposit mineralized with gold.
Inferred mineral resource	that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.
lode mining	mining of gold bearing rocks, typically in the form of veins or stockworks
mineral resource	a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects of economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.
ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams
patented mining claim	a claim to which a patent has been obtained from the government by compliance with laws relating to such claims.
prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria
Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
proven (measured) reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
reserve

that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals such as gold or silver

reverse circulation drill	a large machine that produces a continuous chip sample of the rock or material being drilled
shaft	a vertical or inclined tunnel in an underground mine driven downward from surface
Ton	short ton (2,000 pounds).
tonne	metric tonne (2,204.6 pounds).
trenching	The surface excavation of a linear trench to expose mineralization for sampling
unpatented mining claim	mining claims to which a deed from the United States government has not been received, and which are subject to annual assessment work in order to maintain ownership.

- v -

For ease of reference, the following conversion factors are provided:

[1]mile (mi)	= 1.609 kilometres	2,204 pounds (lbs)	= 1 tonne
[1]yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
[1]acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams

- vi -

PART I

ITEM 1: Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3: Key Information

Unless expressed otherwise, all dollar amounts in this Annual Report are expressed in Canadian dollars. The following tables set forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended May 31, 2007 through May 31, 2011, and for the period June 1, 2011 through October 31, 2011.

YEAR ENDED MAY 31	AVERAGE
2007	1.1364
2008	1.0142
2009	1.1562
2010	1.0632
2011	1.0070

MONTH	LOW	HIGH
June 2011	1.0648	1.0138
July 2011	1.0678	1.0256
August 2011	1.0674	1.0108
September 2011	1.0604	1.0216
October 2011	1.0607	0.9480

The exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

A. Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended May 31, 2011 (“2011”), May 31, 2010 ("2010"), May 31, 2009 ("2009"), May 31, 2008 ("2008") and May 31, 2007 (“2007”) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs substantially from United States generally accepted accounting principles ("US GAAP"). Reference is made to Note 15 to the audited consolidated financial statements as at May 31, 2011 and 2010 and for each of the years in the three year period ended May 31, 2011 under Item 17 of this Form 20-F.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(CAD$)	May 31, 2011	May 31, 2010	May 31, 2009	May 31, 2008	May 31, 2007
CANADIAN GAAP
Revenue	Nil	Nil	Nil	Nil	Nil
Net Loss and	$(408,907)	$(880,403)	$(7,887,918)	$(3,005,834)	($2,239,170)
Comprehensive Loss
Loss Per Share – Basic and Diluted	$(0.01)	$(0.02)	$(0.20)	$(0.09)	($0.11)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Period-end Shares	81,163,032	72,763,033	44,652,098	36,288,765	24,841,890
Cash and Cash Equivalents	$1,177,679	$1,432,824	$106,593	$84,856	$1,299,277
Short term investments	$25,286	$25,037	$407,493	$1,011,410	Nil
Working Capital	$1,155,078	$1,407,869	$469,609	$1,168,570	$1,575,617
Mineral Properties	$4,568,757	$4,149,771	$3,442,793	$10,282,950	$7,134,618
Long-term Debt	Nil	Nil	Nil	Nil	Nil
Share Capital	$15,602,951	$15,081,883	$14,430,400	$14,202,266	$11,019,703
Shareholders’ Equity	$5,723,835	$5,557,640	$3,912,402	$11,541,520	$8,800,235
Total Assets	$5,865,572	$5,660,623	$3,999,201	$11,673,136	$9,217,009

US GAAP
Net Loss	$(822,462)	$(1,387,686)	$(2,586,978)	$(6,157,896)	($6,062,489)
Basic and diluted loss Per Common Share	$(0.01)	$(0.02)	$(0.06)	$(0.18)	($0.29)
Mineral Property Rights	$720,835	$712,101	$512,906	$1,921,797	$1,677,568
Shareholders’ Equity	$1,875,913	$2,123,273	$985,318	$3,192,663	$3,343,185
Total Assets	$2,017,650	$2,226,256	$1,072,117	$3,324,279	$3,759,959

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

Because We Have No Revenue Producing Operations, We are Dependent Upon Our Ability to Raise Funds In Order to Continue Our Exploration Activities. Since inception, the Company has not generated any revenues from mining operations. As of August 31, 2011, the Company had an accumulated deficit of approximately $21.5 million. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds from external sources to maintain our interests in our various properties in the United States, Peru and Canada, to acquire, explore, and if warranted, develop other mineral properties, participate in other projects and provide sufficient cash to fund operations. There is no assurance that we will be able to raise the funds on acceptable terms, or at all. If we do not raise these funds, we would be unable to pursue our planned business operations and investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

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

We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation Which Would be Very Costly to Comply With. We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature. If our exploration activities uncover a commercially mineable mineral deposit, of which there can be no assurance, we plan to take the necessary steps to commence mining operations. Mining operations in Canada and Peru are subject to federal, provincial, state and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company's activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage, which it may elect not to insure against due to prohibitive premium costs and other reasons.

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

Adverse Government Policies and Environmental Risks Could Harm Our Business; The Amount of Capital Necessary to Meet All Environmental Regulations Associated with Our Exploration Programs Could Be In An Amount Great Enough to Force the Company to Cease Operations. Reference is made to “Item 4. Information on the Company. B. Business Overview.” for a discussion of the regulatory issues facing the Company. The current and anticipated future operations of the Company, including further exploration activities require permits from various U.S. Canadian and Peru governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, and developments of, our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

If Grandview is Characterized as a Passive Foreign Investment Company, its U.S. Shareholders may Suffer Adverse Tax Consequences. As more fully described below in “Item 10.E.4 –United States Taxation” if for any taxable year our passive income, or our assets which produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences, including higher tax rates, to our U. S. shareholders. The issues relating to passive foreign companies are very complex and unfamiliar to most people. U. S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our Shares.

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

The Company’s executive office is located at:

330 Bay Street, Suite 820
Toronto, Ontario, M5H 2S8
Canada

Its registered and records office is located at Suite 500, 360 Bay Street, Toronto, Ontario, Canada. Its telephone number is (416) 486-3444.

The Company has financed its operations through the financings listed in the table shown below.

Table No. 1: Financings

Date of Offering	Nature of Issuance	Number of Shares	Capital Raised
July 22, 2004	Private Placement (1)	120,000	$120,000
August 23, 2004	Private Placement (1)	150,000	$150,000
September 30, 2004	Private Placement (1)	175,000	$175,000
December 23, 2004	Private Placement (2)	1,005,000	$1,005,000
August 31, 2005	Private Placement (3)	2,099,104	$2,623,880
September 15, 2005	Private Placement (3)	590,320	$737,900

Date of Offering	Nature of Issuance	Number of Shares	Capital Raised
October 19, 2005	Private Placement (3)	400,000	$500,000
March 27, 2006	Private Placement (4)	3,985,974	$4,384,571
December 28, 2006	Private Placement (5)	2,399,998	$1,559,999
March 16, 2007	Private Placement (6)	3,250,000	$1,462,500
July 6, 2007	Private Placement (7)	8,714,000	$3,485,600
December 21, 2007	Private Placement (8)	1,917,000	$1,114,850
December 28, 2008	Private Placement (9)	538,000	$349,700
December 9, 2009	Private Placement (10	26,666,667	$2,000,000
December 31, 2010	Private Placement (11)	8,066,666	$605,000

Notes:

(1)	Units sold as 1 common share for $1.00/share. No commissions were paid.

(2)

Each unit consisted of 1 common share and ½ share purchase warrant. The units were sold for $1.00/unit. Each whole share purchase warrant is convertible to one common share at an exercise price of $1.50 until December 23, 2005. Commission was paid in the form of 100,000 warrants exercisable at $1.15 until December 23, 2005.

(3)	A total placement, raising $3,861,780 was completed in three closings in August, September and October of 2005. The 3 tranches were made up of two different unit offerings. 1,469,424 units were sold for $1.25/unit, each unit comprised of one common share and ½ share purchase warrant, each whole purchase warrant exercisable at an exercise price of $1.75/warrant for up to 12 months. The remainder of the placement was made up of 1,620,000 Flow Through units sold at $1.25/unit. Commission was paid at 8% of the gross proceeds and 308,942 warrants exercisable at $1.25 for 12 months.

(4)	Units comprised of one common share and one half warrant exercisable into one additional common share at an exercise price of $1.75 per share. The units were sold at a price of $1.10 per unit, raising gross proceeds of $4,384,571.

(5)	Units comprised of flow-through Units and one-half warrant exercisable into one Share at a price of $1.40 per Share.

(6)	Units comprised of one common share and one half warrant exercisable into one additional common share at an exercise price of $0.65 per Share. The units were sold at a price of $0.45 per unit, raising gross proceeds of $1,462,500.

(7)	Units comprised of one common share and one half warrant exercisable into one additional common share at an exercise price of $0.65 per Share. The units were sold at a price of $0.40 per unit, raising gross proceeds of $3,485,600.

(8)	Units comprised of common share and one half warrant exercisable into one additional common share at an exercise price of $0.70 per units, raising $721,600. These shares were sold at a price of $0.55, raising gross proceeds of $721,600. In addition, 605,000 flow-through share at a purchase price of $0.65 per share for gross proceeds of $393,250. Total proceeds raised totaled $1,114,850.

(9)	Units comprised of a total of 538,000 flow-through shares at a purchase price of $0.65 for gross proceeds of $349,700.

(10)	Units comprised of one common share and one warrant exercisable into one additional common share at an exercise price of $0.12 per share. The units were sold at a price of $0.075 per unit, raising gross proceeds of $2,000,000.00. The Company does not have an agent in the United States.

(11)	Each flow through unit is composed of one common shares and one half of one common share purchase warrant. The units were sold at a price of $0.075 per unit, raising gross proceeds of $605,000.00. Each whole warrant is exercisable to purchase one common share of the Company at a price of $0.12 per share in the first 12 months following issuance on a non-flow through basis and at $0.20 for the second 12 months following issuance.

Capital Expenditures

The table below shows historical capital expenditures incurred before write-downs:

Fiscal Year	Expenditures
Fiscal 2001	$0
Fiscal 2002	$0
Fiscal 2003	$0
Fiscal 2004	$562
Fiscal 2005	$407,899
Fiscal 2006	$2,556,530
Fiscal 2007	$3,447,602
Fiscal 2008	$3,506,343
Fiscal 2009	$620,297
Fiscal 2010	$706,978
Fiscal 2011	$418,986

C. Business Overview[1]

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not currently engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (“Dixie Lake”) (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) a 100% interest in 12 unpatented claims and 2 patented claims located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in one unpatented mineral claim located in Manitoba, Canada, (the "Bissett Gold Camp Claim") (v) ) a 100% interest in 7 unpatented mining claims in the Long Lake - Cat Lake area of south-eastern Manitoba, covering approximately 1,110 hectares (the "GVG Property"), (vi) a 100% interest in 3 unpatented mining claims covering 160 hectares in the Rice Lake belt in south eastern Manitoba (the "Angelina Property"), and (vii) an option to acquire up to a 100% interest in two mineral claims covering 400 hectares (“Giulianita Property”) near Suyo District, Ayabaca Province, Piura Department, Peru.

_______________

1 See Glossary on pages iii-iv for terms used throughout this Annual Report.

Effective November 30, 2010, Grandview entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Claims are not material to Grandview's exploration programs or strategy moving forward. Grandview received nominal cash consideration on closing and retained a 1% NSR over the Claims. Centerpoint is a related party of Grandview, and the agreement for Grandview to transfer the Claims constituted a related party transaction under Multilateral Instrument 61-101 Take-Over Bids and Special Transactions ("MI 61-101"). There had been no prior valuation in respect of the Claims and the transaction was not subject to the formal valuation requirements of MI 61-101 by virtue of subsection 5.5(a) thereof and was also exempt from minority shareholder approval requirements by virtue of subsection 5.7(1)(a) thereof, as at the relevant time neither the fair market value of the Claims nor the fair market value of the consideration being paid for the Claims exceeded 25% of Grandview's market capitalization as calculated in compliance with MI 61-101. The independent members of Grandview's Board considered and approved the sale transaction.

Due to past exploration results and lack of interested parties, the Company decided to let claims reaching expiry period lapse over the past year and will not expend any further exploration dollars to maintain existing claim package on both the GVG property and the Banksian Group of claims.

On July 15, 2009 the Corporation announced the signing of a Binding Memorandum of Understanding through its wholly-owned subsidiary Recuperación Realzada S.A.C., with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru.

The Company concentrated most of its resources on exploration the Giulianita Project in the Piura Department, Peru, exploring for and evaluating other potentially economic small-scale mining opportunities In Peru. During the 2011 fiscal year the Company the continued to work with local community representatives and groups to gain the surface access rights permission necessary to carry out exploration and development on the property. On June 28th, 2011 the Company issued a press release announcing that the Company would cease funding work efforts at the Property until such time as the local community was able to deliver the necessary documentation and permissions for the Company to carry out unfettered exploration and development work. The Company intends to fully protect it’s mineral titles in Peru and remains committed to honour the community proposal that has been in the hands of the community executive for many months.

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

(i)	the costs involved in acquiring and maintaining the property; and

(j)

the price of the precious or base minerals. For example, the price of one ounce of gold for the years 2000-2006 ranged from a low of $271 U.S. in 2001, to a high of $725.00 in 2006. At May 31, 2011, the closing price of gold was $1,529.90 U.S. per ounce.[2] Our analysis will rely upon the estimates the plans of geologists mining engineers, metallurgists and others.

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

E. Property, Plants and Equipment

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not currently engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (“Dixie Lake”) (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) a 100% interest in 12 unpatented claims and 2 patented claims located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in one unpatented mineral claim located in Manitoba, Canada, (the "Bissett Gold Camp Claim") (v) ) a 100% interest in 7 unpatented mining claims in the Long Lake - Cat Lake area of south-eastern Manitoba, covering approximately 1,110 hectares (the "GVG Property"), (vi) a 100% interest in 3 unpatented mining claims covering 160 hectares in the Rice Lake belt in south eastern Manitoba (the "Angelina Property"), and (vii) an option to acquire up to a 100% interest in two mineral claims covering 400 hectares (“Giulianita Property”) near Suyo District, Ayabaca Province, Piura Department, Peru.

Effective November 30, 2010, Grandview entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Claims are not material to Grandview's exploration programs or strategy moving forward. Grandview received nominal cash consideration on closing and retained a 1% NSR over the Claims.

Due to past exploration results and lack of interested parties, the Company decided to let claims reaching expiry period lapse over the past year and will not expend any further exploration dollars to maintain existing claim package on both the GVG property and the Banksian Group of claims.

On July 15, 2009 the Corporation announced the signing of a Binding Memorandum of Understanding through its wholly-owned subsidiary Recuperación Realzada S.A.C., with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru.

The Company concentrated most of its resources on exploration the Giulianita Project in the Piura Department, Peru, exploring for and evaluating other potentially economic small-scale mining opportunities In Peru. During the 2011 fiscal year the Company the continued to work with local community representatives and groups to gain the surface access rights permission necessary to carry out exploration and development on the property. On June 28th, 2011 the Company issued a press release announcing that the Company would cease funding work efforts at the Property until such time as the local community was able to deliver the necessary documentation and permissions for the Company to carry out unfettered exploration and development work. The Company intends to fully protect it’s mineral titles in Peru and remains committed to honour the community proposal that has been in the hands of the community executive for many months.

There can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Dixie Lake Property, Red Lake Mining Division, Ontario

The Company has acquired a 67% interest in 49 unpatented mineral claims located in the Red Lake Mining Division, Ontario (the “Dixie Lake Property”). Originally, the Company acquired the option pursuant to an agreement dated August 26, 2005 (“Option Agreement”) with Fronteer Development Group Inc. (“Fronteer”). To acquire a 51% the Company was required (i) to incur exploration expenditures on the Dixie Lake Property of at least $300,000 on or before July 11, 2006, which it did, and (ii) make the following cash payments to Mr. Perry English (“English”), the individual who in 2002 originally granted Fronteer an option to acquire the Dixie Lake Property: (a) $10,000 on signing the Option Agreement, which it did (b) $25,000 on or before July 11, 2006, which it did, and (iii) $40,000 on or before July 11, 2007 (which it did). In April 2011, Fronteer completed a transaction with Newmont Mining Corp (“Newmont”) whereby Newmont purchased all assets of Fronteer. The deal had no immediate impact on the Company’s joint venture agreement. There is no known commercially mineable mineral deposit on the Dixie Lake Property.

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

In April 2011, Fronteer completed a transaction with Newmont Mining Corp (“Newmont”) whereby Newmont purchased all assets of Fronteer. The deal had no immediate impact on the Company’s joint venture agreement.

The Company is the operator of the exploration programs on the Dixie Lake Property and it is the Company’s responsibility to prepare a proposed exploration program and budget.

The Company’s interest in the joint venture is 67% and Newmont is 33%. Accordingly, the Company will be responsible for providing 67% of all exploration funds and Newmont’s funding obligations will be 33%.

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

The Company completed two drilling campaigns between the summer of 2007 and the winter 2008 on the Dixie Lake property. The summer 2007 program consisted of 18 diamond drill holes totaling 4,561.5 meters on selected targets including the 88-4 Zone, 88-4 West, Main Zone and MMI East Zone based on recommendations from previous work programs. The results of that work indicate continuity of previously identified mineralization in the Main Zone, 88-4 and 88-4 West Zone at depth or along strike. Grades remained at historical levels. Drilling also made a significant discovery of a new zone of quartz veining with high grade mineralization and abundant visible gold, subsequently named the New South Zone (“NS Zone”). Based on these results, the Company carried out a brief two hole (575 meter) drill program in early January 2008 to follow up on the first pass results.

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

During fiscal 2011 no significant work was carried out on the Property as work was focused on Peruvian objectives. Commencing June 2011 the Company embarked on 2,000-meter diamond drill program at the Property in an attempt to bring the historic resource numbers indicated by Teck and other workers to compliance with Canadian National Instrument 43-101 standards. At the time of writing the drilling has been completed and the Company is in the process of receiving and processing results. As appropriate, the information will used to create a revised resource model and the results will be released as they become available.

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

Hole Number	From (m)	To (m)	Length (m)	Grade (g/tonne Au)
BS-08-03	295.7	298.7	3.0	2.41
Incl	296.7	297.7	1.0	3.50
BS-08-04	298.4	302.9	4.5	2.03

GIULIANITA PROPERTY

Property Description and Location

The Corporation currently holds an option to acquire 100% interest in the Giulianita Property located in northwest Peru, near the town of Suyo, in the Suyo District, Ayabaca Province, in the Department of Piura.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project is easily accessed from the Pan-American Highway, approximately 100 kilometers from the city of Puira via paved highway and then approximately 15 km along well developed gravel roads to the central part of the property.

This area of northwestern Peru is temperate to hot, with abundant precipitation in the rainy season (January to March) and extremely arid conditions the remainder of the year. Field operations can be carried out throughout the year. Vegetation includes various species of mid-sized deciduous trees (3 meters in height) and limited undergrowth.

The property covers an area of relatively low elevation with most hills no greater than 350 meters above sea level, and relative relief between hills and valleys of less than 50 meters.

The main water source is the Quiroz River which lies just 2 kilometers to the northeast of the project area. Accommodation, food, power and internet access is available in a number of small towns near the project.

History

Little historic work or information is available for the project as this area of Peru has seen little in the way of modern exploration work. Records indicate that some alluvial gold extraction was carried out briefly in the mid 1970’s. Local artisanal mining and processing of ores has only occurred within the last three years and remains relatively unorganized by typical Peruvian standards.

Geological Setting

The project area is covered with an extensive layer of basaltic to andesitic volcanic flows and pyroclastics and arcosic sediments of Middle Cretaceous age. Units are fractured and argillically altered in the volcanic outcroppings studied in the area of the prospect. Intrusive units of Upper Cretaceous to Tertiary age have been mapped in the project area and felsic domes are locally present.

Numerous NNW trending faults/veins are observed on the Property that controls both high-grade gold mineralization as well as disseminated gold targets. Mineralization is associated with highly altered (argillic and silicic) vein/fault system hosted within volcanic flows and volcanoclastic units of basaltic to andesitic composition. Several zones of mineralization have been identified on the property, but have not been actively explored in any detail. Zone One can be traced for approximately 400 m south-southeast on surface, and has at least three adits/shafts that host small-scale mining. Previous exploration work done in Zone One indicates that, at the primary outcropping the overall width reaches 4.5m, with individual continuous chip samples returning 25.6 g/T Au over 1.10m, 30.6 g/T Au over 1.5m, and 12.3 g/T Au over 1.6m from within the volcanic breccia unit, and 6.19 g/T Au over 2.6m from the hanging wall fractured volcanic unit. The southern extension of Zone One connects with Zone Four were previous work indicates gold mineralization is present at surface. Zones Two and Three are located 500 meters southeast of the previously mentioned targets and again demonstrate both high-grade gold vein and disseminated gold targets.

Zone Five is located 400 meters southwest of Zone One and hosts high-grade gold vein/shear structures similar to other targets. These areas of mineralization provide significant exploration potential on the property.

Mining Operations

The Corporation has not carried out any mining operations on the Giulianta Property.

Exploration and Development

During the 2011 fiscal year the Company the continued to work with local community representatives and groups to gain the surface access rights permission necessary to carry out exploration and development on the property. On June 28th, 2011 the Company issued a press release announcing that the Company would cease funding work efforts at the Property until such time as the local community was able to deliver the necessary documentation and permissions for the Company to carry out unfettered exploration and development work. The Company intends to fully protect its mineral titles in Peru and remains committed to honour the community proposal that has been in the hands of the community executive for many months.

Bissett Gold Camp, Manitoba

The Company acquired its interest in the Bissett Gold Camp on April 1, 2005. The property consists of one mining claim, located in the central area of the Bissett Gold Camp situated near the Manitoba/Ontario provincial border and approximately 240 kilometres northeast of Winnipeg. While the Company hopes to find gold on this property, there is no known commercially mineable mineral deposit on this property, and there can be no assurance that a commercially mineable mineral deposit exists on this property.

On April 1, 2005, the Company entered into a purchase and sale agreement (the “Agreement”) with Wildcat Exploration Ltd. (“Wildcat”), for 11 mineral dispositions (the “Property”) totaling 234 hectares on claims within Bissett Gold Camp, located in the Province of Manitoba, Canada. The purchase price for the property was $100,000 and 70,000 Shares. Refer to Item 19: Exhibits 3.6 Agreement for Purchase and Sale Among Grandview Gold Inc. and Wildcat Exploration Ltd. dated effective April 1, 2005.

Effective November 30, 2010, Grandview entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Claims are not material to Grandview's exploration programs or strategy moving forward. Grandview received nominal cash consideration on closing and retained a 1% NSR over the Claims. Centerpoint is a related party of Grandview, and the agreement for Grandview to transfer the Claims constituted a related party transaction under Multilateral Instrument 61-101 Take-Over Bids and Special Transactions ("MI 61-101"). There had been no prior valuation in respect of the Claims and the transaction was not subject to the formal valuation requirements of MI 61-101 by virtue of subsection 5.5(a) thereof and was also exempt from minority shareholder approval requirements by virtue of subsection 5.7(1)(a) thereof, as at the relevant time neither the fair market value of the Claims nor the fair market value of the consideration being paid for the Claims exceeded 25% of Grandview's market capitalization as calculated in compliance with MI 61-101. The independent members of Grandview's Board considered and approved the sale transaction.

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

Exploration Program

The Company has conducted very little fieldwork on the property, but a geological compilation of historic information of the Rice Lake Greenstone Belt included the are underlying this property. Further work will be carried out as warranted in the future.

There is no known commercially mineable mineral deposit on this property and there can be no assurance that a commercially mineable mineral deposit exists on this property.

The Company is required to make certain payments to complete the transfer of mining claims, and to keep the claims in good standing.

GVG Property, Manitoba

The Company has a 100% interest in 7 unpatented mining claims in the Long Lake-Cat Lake area of southeastern Manitoba, covering approximately 1,110 hectares.

In the fall of 2005, the Company undertook to stake unpatented mining claims in the Long Lake–Cat Lake area of south-eastern Manitoba, near the town of Bissett where San Gold Company is currently producing gold. The property covered approximately 3,975 hectares in area, and was believed to cover similar geology that hosts the Red Lake Mine, Campbell Mine, and Madsen Mine, in Red Lake, Ontario, located less then 100 kilometers to the east of the GVG Property. Due to past exploration results and lack of interested parties, the Company decided to let claims reaching expiry period lapse and will not expend any further exploration dollars to maintain existing claim package.

The Company does not consider the GVG Property to be a significant asset at this point of time.

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

Mining Operations

To date, the Company has not carried out any mining or exploration activities on the GVG Property

Angelina Property, Manitoba

The Company has acquired a 100% interest in three unpatented mining claims, covering 160 hectares in the Rice Lake belt in southeastern Manitoba. To acquire its interest the Company issued McKeena Gold Inc. warrants to purchase 100,000 shares at an exercise price of $0.70 per Share, expiring February 28, 2008.

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

Due to past exploration results and lack of interested parties, the Company decided to let claims reaching their expiry period lapse over the past year and will not expend any further exploration dollars to maintain existing claim package. As a result the land package has lapsed and the Company no longer retains any claims in the Banksian Property land package.

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

ITEM 5: Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended May 31, 2011, May 31, 2010 and 2009 and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar.

The Company’s audited annual financial statements were prepared in accordance with Canadian GAAP. Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar. A summary of the differences in Canadian GAAP and US GAAP, which affects the Company, is contained in contained Note 15 to the audited financial statements for 2011.

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

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not currently engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (“Dixie Lake”) (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) a 100% interest in 12 unpatented claims and 2 patented claims located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in one unpatented mineral claim located in Manitoba, Canada, (the "Bissett Gold Camp Claim") (v) ) a 100% interest in 7 unpatented mining claims in the Long Lake - Cat Lake area of south-eastern Manitoba, covering approximately 1,110 hectares (the "GVG Property"), (vi) a 100% interest in 3 unpatented mining claims covering 160 hectares in the Rice Lake belt in south eastern Manitoba (the "Angelina Property"), and (vii) an option to acquire up to a 100% interest in two mineral claims covering 400 hectares (“Giulianita Property”) near Suyo District, Ayabaca Province, Piura Department, Peru.

Effective November 30, 2010, Grandview entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Claims are not material to Grandview's exploration programs or strategy moving forward. Grandview received nominal cash consideration on closing and retained a 1% NSR over the Claims.

Due to past exploration results and lack of interested parties, the Company decided to let claims reaching expiry period lapse over the past year and will not expend any further exploration dollars to maintain existing claim package on both the GVG property and the Banksian Group of claims.

On July 15, 2009 the Corporation announced the signing of a Binding Memorandum of Understanding through its wholly-owned subsidiary Recuperación Realzada S.A.C., with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru.

The Company concentrated most of its resources on exploration the Giulianita Project in the Piura Department, Peru, exploring for and evaluating other potentially economic small-scale mining opportunities In Peru. During the 2011 fiscal year the Company the continued to work with local community representatives and groups to gain the surface access rights permission necessary to carry out exploration and development on the property. On June 28th, 2011 the Company issued a press release announcing that the Company would cease funding work efforts at the Property until such time as the local community was able to deliver the necessary documentation and permissions for the Company to carry out unfettered exploration and development work. The Company intends to fully protect its mineral titles in Peru and remains committed to honour the community proposal that has been in the hands of the community executive for many months.

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

During fiscal 2011, the Company spent $370,916 on preliminary exploration and fieldwork and property acquisition costs, compared with $275,804 for 2010 and $Nil for 2009. Cumulative exploration and acquisition costs incurred from the inception of the exploration stage to May 31, 2011 were $646,720.

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

Exploration costs of $48,070 were incurred during 2011. Exploration costs of $431,174 and $166,822 respectively were incurred during 2010 and 2009 on the Red Lake Properties. Cumulative exploration costs incurred from the inception of the exploration stage to May 31, 2011 are $3,922,037.

Rice Lake Properties – Bissett, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in one (1) mining interests, located in Manitoba, Canada (the “Bissett Gold Camp Claim”). Grandview has a 100% interest in seven (7) unpatented mining claims in the Long Lake–Cat Lake area of southeastern Manitoba, covering approximately 1,110 hectares (the “GVG Property”). Grandview has a 100% interest in three (3) unpatented mining claims covering 160 hectares in the Rice Lake belt in southeastern Manitoba (the “Angelina Property”).”).

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

On December 31, 2010 the Corporation closed a non-brokered private placement with MineralFields Group resulting in the issuance by the Corporation of a total of 8,066,666 flow through units at a purchase price of $0.075 per unit for gross proceeds to the Corporation of $605,000. Each flow-through unit consists of 1 commons share of Grandview issued on a flow-through basis and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one further common share on a non-flow through basis at a price of $0.15 for the first 12 months and following issuance and $0.20 for the second 12 months following issuance. In connection with this offering Grandview also paid a cash fee of 6% of the gross proceeds raised under the offering and also issued 604,999 finder’s warrants each entitling the holder to acquire one common share and one-half of one common share purchase warrant at an exercise price of $0.075 per finder's warrant. The warrants underlying the finder's warrants are exercisable on the same terms as the offering. The proceeds from the offering are being used by the Corporation to fund its exploration programs on its Canadian properties.

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

Year ended May 31, 2011 compared with years ended May 31, 2010 and May 31, 2009

Grandview incurred a net loss of $408,907 for 2011, compared with $880,403 for 2010. The reason for the variance is attributable to share-based payment expense of $449,491 incurred during 2010, compared with $Nil for 2011. Grandview incurred a net loss of $7,887,918 for 2009. The loss recorded during fiscal 2009 compared with 2010 is attributable to write-off of capitalized development costs related to the Company’s Rice Lake and Pony Creek/Elliot Dome properties during 2009 of $1,557,112 and $5,903,342 respectively.

Cash flows used in operating activities for 2011 of $413,261 compares with $396,559 for 2010 and $349,009 for 2009. The level of corporate and operational activity prior to 2009 was substantial, while 2009, 2010 and 2011 have seen low levels of exploration fieldwork and other corporate activities.

Grandview’s working capital on May 31, 2011 was $1,155,078 compared with $1,407,869 on May 31, 2010 and $469,609 on May 31, 2009.

The cash and short-term investment balance on May 31, 2011 was $1,177,679 and $25,286 respectively, compared with cash and short-term investments on May 31, 2010 of $1,432,824 and $25,037 respectively and $106,593 and $407,493 respectively on May 31, 2009.

The private placement of December 31, 2010 resulted in the issuance of 8,066,666 flow-through units, in turn comprised of one common share and one-half of one common share purchase warrant (4,033,332 common shares equivalent), for gross proceeds of $605,000. In addition finder’s warrants (604,999 common shares equivalent) were issued as part of the transaction.

The Company does not earn any revenue from its exploration and development activities and continues to incur net losses.

375,000 stock options were cancelled during 2011 and 250,00 stock options expired (no financial impact). 1,375,000 stock options expired during 2010 and 1,400,000 stock options were forfeited during 2010.

333,333 warrants were exercised during 2011 for gross proceeds of $16,667. 333,333 warrants were exercised during 2010, for proceeds of $16,667.

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

The Company expects that the cash and cash equivalents as at November 29, 2011 will be sufficient to pay for the continued exploration and overhead expense for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease.

The following tables set out financial performance highlights for the past eight quarters.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
IFRS	May. 31, 2011	Feb. 28, 2011	Nov. 30, 2010	Aug. 31, 2010
Revenue	$0	$0	$0	$0
Expenses	140,298	98,636	88,330	84,321
Net Loss and Comprehensive Loss	(138,222)	(98,460)	(87,967)	(84,258)
Net Loss Per Share – Basic and Diluted	(0.01)	(0.00)	(0.00)	(0.00)
Cash Flows Used in Operating Activities	(43,346)	(121,087)	140,233	(108,595)
Cash and Cash Equivalents & Short-Term Investments, End of Period	1,202,965	1,327,653	993,568	1,251,189
Assets	5,865,572	5,856,855	5,442,629	5,565,995

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
IFRS	May. 31, 2010	Feb. 28, 2010	Nov. 30, 2009	Aug. 31, 2009
Revenue	$0	$0	$0	$0
Expenses	135,455	174,465	107,809	460,325
Net Loss and Comprehensive Loss	(106,941)	(202,743)	(107,679)	(463,040)
Net Loss Per Share – Basic and Diluted	(0.00)	(0.00)	(0.00)	(0.01)
Cash Flows Used in Operating Activities	(76,904)	(373,500)	119,243	(65,398)
Cash and Cash Equivalents & Short-Term Investments, End of Period	1,457,861	1,754,330	232,744	324,654
Assets	5,660,623	5,698,180	4,093,313	3,934,256

Proposed Transactions

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

Critical Accounting Estimates and Accounting Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates.

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

Estimate of Stock Based Compensation and Associated Assumptions

The Company recorded stock-based compensation based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rate, life of options, stock price volatility and the application of the Black-Scholes option-pricing model.

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

The Company has an obligations relating to the retirement of its assets and a liability has been recognized as at May 31, 2011 of $12,718, compared with $13,699 as at May 31, 2010.

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

Significant Accounting Policies

Please refer to Note 2 to the Company’s audited annual consolidated financials statements for a full discussion of its significant accounting policies.

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

Financial Instruments and Other Instruments

At the close of the most recent fiscal period, the financial instruments of the Company consisted of cash and cash equivalents, short-term investments, sundry receivable, reclamation bond and accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

Status of Grandview’s Transition to International Financial Reporting Standards (“IFRS”)

The CICA announced that publicly accountable enterprises would be required to transition from GAAP to International Financial Reporting Standards (“IFRS”), effective January 1, 2011. This mandate is first applicable to interim reporting periods during fiscal 2012 and also requires the presentation of comparative financial information for 2011. For this reason, the effective conversion for the Company’s reporting purposes is June 1, 2010.

The Company established an IFRS plan and has tasked a service provider and a professional service firm with developing the transitional reporting under IFRS. The plan calls for four phases, being the scoping and planning phase, the assessment phase, the implementation phase and post-implementation.

Progress on IFRS Transition Plan

The progress to date may be summarized as follows:

Scoping and planning phase – complete.

Assessment phase – substantially complete, expected to be completed by fourth quarter of fiscal 2010.

Implementation phase – in progress; to be finalized before October 15, 2011.

Post-implementation – November 2011 and thereafter.

To date, the Company’s evaluation of potential changes to accounting policies in key areas are summarized below. The list is in no way intended to represent a complete list of areas where adoption of IFRS will require a change in accounting policies, but does highlight the most significant areas identified to date. Changes and ongoing developments regarding IFRS as developed by the International Accounting Standards Board may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS, but is not anticipated that such changes would require substantial changes to the summary presented below.

First-time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects to apply in its preparation of an opening IFRS statement of financial position as at June 1, 2009:

  To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.

  To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.

  To apply the Fair Value as Deemed Cost election to certain assets that have previously been impaired under Canadian GAAP in prior periods.

Prior to reporting interim financial statements in accordance with IFRS for the quarter ending August 31, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1. IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Business

Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties. The Company expects to establish an accounting policy to continue to capitalise exploration and evaluation expenditures under IFRS.

The application of this policy on the adoption of IFRS will not have a significant impact on the Company’s consolidated financial statements.

Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value. The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

Share-based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its consolidated financial statements.

Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its consolidated financial statements.

Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes. The Company does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

Off-Balance-Sheet Arrangements

There are no off-balance sheet arrangements.

B. Liquidity and Capital Resources

Grandview’s working capital on May 31, 2011 was $1,155,078 compared with $1,407,869 on May 31, 2010. The cash and short-term investment balance on May 31, 2011 was $1,177,679 and $25,286 respectively, compared with cash and short-term investments on May 31, 2010 of $1,432,824 and $25,037 respectively.

The private placement of December 31, 2010 resulted in the issuance of 8,066,666 flow-through units, in turn comprised of one common share and one-half of one common share purchase warrant (4,033,332 common shares equivalent), for gross proceeds of $605,000. In addition finder’s warrants (604,999 common shares equivalent) were issued as part of the transaction.

375,000 stock options were cancelled during 2011 and 250,00 stock options expired (no financial impact).

333,333 warrants were exercised during 2011 for gross proceeds of $16,667.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependant on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

The Company expects that the cash and cash equivalents as at August 29, 2011 will be sufficient to pay for the continued exploration and overhead expense for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease.

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

F. Tabular Disclosure of Contractual Obligations

Payments Due by Period
						More
						than
Payments Required to Maintain		Less than			3-5	Five
Property Interests (1)	Total	One Year		1-3 Years	Years	Years
Option Payments Due re Giulianita Project	$20,000 US next 5 years	$20,000 US	(2)	$0	$0	$0
Required Exploration Expenditures on Giulianita Project	$1,450,000 US	$150,000 CAD		$1,300,000 CAD	$0	$0
Total	$20,000 US	$20,000 US		$1,300,000 CAD	$0	$0
	$1,450,000 CAD	$150,000 CAD

Note:

1. Future payments currently on hold as surface access and title rights have not been conveyed by the property owner to the Company. The Company retains a binding Memorandum of Understanding with the property owner which secures the agreement.

2. Paid on signing; no further cash payments due to property owners.

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

Dr. Peter Born, Director

Dr. Born is a senior geologist with over 30 years of experience exploring and evaluating mining properties for senior and junior Canadian and United States resource companies. Dr. Born has been awarded on three occasions Canada’s National Science and Engineering Research Council PostGraduate Scholarship. He is currently working from his Ottawa-based consulting firm for Canadian and United States resource companies. Dr. Born is a director of several TSXV companies and acts as Vice President of Exploration for Athabasca Uranium Inc.

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

Compensation

The compensation for the Company’s executive officers for the fiscal years ended May 31, 2011, May 31, 2010 and May 31, 2009 is as set out below:

		Annual Compensation			Long Term Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	All Other Compensation ($)
Paul Sarjeant President,	2011	150,000	Nil	Nil	Nil	Nil	Nil
CEO and Director(1)	2010	150,000	Nil	Nil	Nil	Nil	10,000
	2009	150,010	Nil	Nil	Nil	Nil	94,000
Ernest Cleave	2011	36,000	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer(2)	2010	36,000	Nil	Nil	Nil	Nil	Nil
	2009	51,794	Nil	Nil	Nil	Nil	Nil

Notes:

1.	Mr. Sarjeant became the President, CEO and Director of the Company on November 7, 2006.

2.	Ernest Cleave was retained to act as Chief Financial Officer of the Company on January 6, 2006.

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

Incentive Stock Options Granted

There were no individual grants of options to purchase or acquire Shares to the Company’s executive officers during 2011. The total outstanding stock options granted to executive officers as at May 31, 2011 is shown in the table below.

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

D. Share Ownership

The following table outlines shows the common shareholdings of the Directors and Senior Management, as at August 31, 2011.

Table No. 2: Shareholdings of Directors and Senior Management (at August 31, 2011)
	Amount and
	Nature of
Name of Beneficial	Beneficial	Percent of
Owner	Ownership(1)	Class
Paul Sarjeant	133,333	0.16%
Michael Hitch	66,666	0.08%
Richard Brown	105,000	0.13%
Peter Born	133,333	0.16%
Ernest Cleave	Nil	Nil
R. Ian Mitchell	Nil	Nil
Ken Hight	133,333	0.16%
Jack Austin	600,000	0.74%
Ted Nunn	Nil	nil

Notes:

1. These amounts do not reflect the Shares, which can be acquired pursuant to the exercise of stock options by Messrs. Sarjeant, Hitch, Brown, Born, Cleave, Hight, Austin and Nunn (see Stock Option Table below).

The following table sets forth the Company’s outstanding stock options as at August 31, 2011.

Table No. 3: Stock Options Outstanding (at August 31, 2011)
		Exercise
	Number of	Price
Name	Shares	$	Expiration Date
Peter Born	150,000	0.68	27-Sep-12

		Exercise
	Number of	Price
Name	Shares	$	Expiration Date
Richard Brown	200,000	0.68	27-Sept-12
Ernest Cleave	250,000	0.68	27-Sep-12
Ian Grant	150,000	0.68	27-Sept-12
Michael Hitch	225,000	0.68	27-Sep-12
Laura Neubert	250,000	0.68	27-Sep-12
Paul Sarjeant	600,000	0.68	27-Sep-12
Peter Born	450,000	0.15	23-June-14
Richard Brown	450,000	0.15	23-June-14
Ernest Cleave	225,000	0.15	23-June-14
Ken Hight	450,000	0.15	23-June-14
Michael Hitch	450,000	0.15	23-June-14
Paul Sarjeant	650,000	0.15	23-June-14
Jack Austin	450,000	0.15	9-Dec-14
Ted Nunn	450,000	0.15	9-Dec-14

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

At November 22, 2011, the Company had 113 U.S. holders of record, holding 791,100 common shares, which represented 1.05% of the Company’s outstanding Shares. At such date, there were no arrangements, the operation of which could result in a change of control. All shareholders have the same voting rights with respect to the Shares.

B. Related Party Transactions

Not applicable.

Services Agreement

The Company entered into a consulting services agreement (the " Services Agreement") with Paul Sarjeant and his duly registered sole proprietorship whereby Mr. Sarjeant agreed to serve as the Company’s Chief Executive Officer. Under the terms of the Services Agreement, the Company agreed to pay Mr. Sarjeant CDN $12,500 per month in exchange for management, leadership and strategic business development services. The Services Agreement had a three-year term ending October 27, 2009. The contract was extend an additional two years, terminating October 27, 2011.

Consulting Services Agreement

The Company entered into a consulting services agreement (the "Consulting Services Agreement") with Michael Hitch whereby Mr. Hitch agreed to serve as the Company’s Chief Executive Officer. Under the terms of the Consulting services Agreement, the Company agreed to pay Mr. Hitch CDN $6,250 per month in exchange for management, leadership and strategic business development services. The Consulting Services Agreement had a three-month term ending September 12, 2006. Although Mr. Hitch is no longer serving as Chief Executive Officer, he continues to provide consulting services to the Company and the contract has been extended to December 31, 2007, with a further option for renewal until December 31, 2008. The Consulting Agreement was renewed in December 2007 for a further one year term but the payments under the Consulting Contract were reduced to CDN $5,000 per month. As of December 31, 2008 the consulting contract with Mr. Hitch was mutually terminated. The Company entered into a subsequent consulting services contract with Treswell Renewable Energy Corporation (“Treswell”) on April 1, 2010, through which Treswell has agreed to provide the services of Dr. Michael Hitch as an operational consultant to various projects the Company undertakes. The agreement has a one-year term ending April 30, 2011 and can be renewed for one additional year upon agreement. The agreement was terminated on completion of the agreed to term.

July 21, 2009, the Company entered into a consulting agreement with Mr. Miguel Angel Saldana Mujica to provide consulting services as they apply to the exploration, development and ancillary matters in connection with the Giulianita Project in Peru. Mr. Saldana receives compensation for his services of $US7,500 per month. The term of the contract is for a minimum one year, to a maximum of three years at the discretion of the Company based on certain accomplishments. Due to developments at the Giulianita project site, the contract was terminated effective June 31, 2011.

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

B. Significant Changes

Subsequent to May 31, 2011, there have been no significant changes in the Company’s financial condition.

ITEM 9: The Offering and Listing.

A. Offer and Listing Details

The Company’s Shares are currently listed for trading on the TSX (Toronto Stock Exchange) under the trading symbol "GVX” and in the United States on the OTC Bulletin Board under the symbol “GVGDF”. Prior to April, 2006, the Company’s Shares were listed and posted for trading on the CNQ.

Following is information on the trading history of the Company’s Shares:

The low and high market prices for the Shares, on a quarterly basis, since June 1, 2006, on the TSX Exchange and CNQ are as follows:

TSX Exchange and CNQ
MONTH AND YEAR	LOW ($)	HIGH ($)
June 1, 2006 – August 31, 2006(1)	0.78	1.25
September 1, 2006 – November 30, 2006(1)	0.64	1.12
December 1, 2006 – February 28, 2007	0.36	0.73
March 1, 2007 – May 31, 2007	0.39	0.64
June 1, 2007 – August 31, 2007	0.35	0.57
September 1, 2007 – November 28, 2007	0.28	1.40

TSX Exchange and CNQ
MONTH AND YEAR	LOW ($)	HIGH ($)
December 1, 2007 - February 28, 2008	0.43	0.70
March 1, 2008 - May 31, 2008	0.23	0.50
June 1, 2008 - August 31, 2008	0.17	0.30
September 1, 2008 – November 30, 2008	0.04	0.23
December 1, 2008 - February 28, 2009	0.035	0.14
March 1, 2009 – May 31, 2009	0.07	0.12
June 1, 2009 – August 31, 2009	0.055	0.14
September 1, 2009 – November 30, 2009	0.075	0.13
December 1, 2009 - February 28, 2010	0.105	0.13
March 1, 2010 – May 31, 2010	0.80	0.10
June 1, 2010 – August 31, 2010	0.05	0.085
September 1, 2010 – November 30, 2010	0.06	0.095
December 1, 2010 – February 2011	0.06	0.08
March 1, 2011 – May 31, 2011	0.05	0.08
June 1, 2011 – August 31, 2011	0.05	0.075

Notes:

1. Trading on the CNQ

The Company’s Shares commenced traded on the OTC Bulletin Board on February 23, 2006. The low and high market prices for the Shares, on a quarterly basis, in U.S. dollars, on the OTC Bulletin Board, since February 23, 2006, are as follows:

OTC Bulletin Board
MONTH AND YEAR	LOW ($)	HIGH ($)
February 23, 2006 – February 28, 2006	1.095	1.250
March 1, 2006 – May 31, 2006	0.600	1.600
June 1, 2006 – August 31, 2006	0.600	1.050
September 1, 2006 – November 30, 2006	0.521	0.892
December 1, 2006- February 28, 2007	0.335	0.900
March 1, 2007 – May 31, 2007	0.363	1.010
June 1, 2007- August 31, 2007	0.290	0.473
September 1, 2007 – November 28, 2007	0.420	1.027
December 1, 2007 - February 28, 2008	0.431	0.72
March 1, 2008 - May 31, 2008	0.231	0.599
June 1, 2008 - August 31, 2008	0.101	0.359
September 1, 2008 – November 30, 2008	0.031	0.209
December 1, 2008 - February 28, 2009	0.033	0.148
March 1, 2009 – May 31, 2009	0.06	0.095
June 1, 2009 – August 31, 2009	0.0655	0.149
September 1, 2009 – November 30, 2009	0.07	0.148
December 1, 2008 - February 28, 2010	0.062	0.139
March 1, 2010 – May 31, 2010	0.065	0.098

OTC Bulletin Board
MONTH AND YEAR	LOW ($)	HIGH ($)
June 1, 2010 – August 31, 2010	0.042	0.081
September 1, 2010 – November 30, 2010	0.048	0.093
December 1, 2010 – February 2011	0.054	0.085
March 1, 2011 – May 31, 2011	0.04	0.086
June 1, 2011 – August 31, 2011	0.04	0.086

The low and high market prices for the Shares on the TSX Exchange for the period June, 2011 to August, 2011, in Canadian dollars, are as follows:

TSX EXCHANGE
DATE	LOW ($)	HIGH ($)
June 2011	0.060	0.075
July 2011	0.05	0.075
August 2011	0.05	0.06
September 2011	0.05	0.065
October 2011	0.035	0.05

The low and high market prices for the Shares on the OTC Bulletin Board for the period June, 2011 to August, 2011, in U.S. dollars, are as follows:

OTC BULLETIN BOARD
DATE	LOW ($)	HIGH ($)
June 2011	0.07	0.086
July 2011	0.04	0.086
August 2011	0.04	0.06
September 2011	0.048	0.05
October 2011	0.03	0.05

The closing prices of the Shares on the TSX on May 31, 2011 and the OTC Bulletin Board were $0.05 Canadian. and 0.04U. S., respectively.

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

3. On October 1, 2007 the Company entered into a consulting agreement with Consensus Communication Inc. (“Consensus”) where Consensus has agreed to provide the services of Laura Neubert to provide investor relation services to the Company for a period of five years. Consensus receives $5,000 per month for services rendered. In addition Laura Neubert received 250,000 non-transferable options at an exercise price of $0.68, good for a term of five years. Subsequently the remuneration was reduced to $2,500 per month for the remainder of the agreement. The agreement remains in place.

4. On October 31, 2006 the Company entered into a consulting agreement with Paul Sarjeant pursuant to which Mr. Sarjeant agreed to serve as the Company’s president and chief executive officer. Mr. Sarjeant’s contract has a three-year term, expiring on October 27, 2009. As of October 31, 2009 the Company entered into a new two-year contract with Mr. Sarjeant to serve as the Company’s president and chief executive officer. See Item 6B. Directors, Senior Management and Employees –Compensation.

5. On May 1, 2008 the Company entered into a consulting agreement with Antediluvial Consulting Inc.

(“Antediluviial”) whereby Antediluvial will provide the services of Mr. Toby Hughes, P.Geo. to act as Vice President Exploration to the Company for a period of two years. The agreement was mutually terminated April 30, 2010. On May 16, 2011 the Company entered into a new three month consulting agreement with Antediluvial to provide project management services to the Company at its Dixie Lake project. The contract remains in force by mutual agreement and will continue to run until the project is completed.

6. On July 21, 2010 the Company entered into a consulting agreement with Mr. Miguel Angel Saldana Mujica (“Saldana”) to act as General Manger of the Companies Peruvian subsidiary Recuperacion Realzada S.A.C. (“Recuperacion”). The agreement has a one-year term and can be extended an additional two years on mutual agreement of the parties. Under the agreement Saldana receives a monthly fee of US$7,500.00. As of June 30, 2011 the contract has been suspended pending positive developments and a re-engagement of activities at the Giulianita project in Peru.

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

This summary does not address the United States tax consequences to, and the term “U.S. Holder” does not include, persons subject to special provisions of United States federal income tax law, including, but not limited to, tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker- dealers, non-resident alien individuals, U.S. tax expatriates, persons or entities that have a “functional currency” other than the U.S. dollar, persons who common our shares as part of a straddle, hedging or a conversion transaction, and persons who acquire their common shares as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who hold common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, limited liability company, or trust).

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

ITEM 11: Quantitative and Qualitative Disclosures about Market Risk

Please refer to Note 4 to the Company’s annual consolidated financial statements included in Item 17 of the Annual Report on Form 20-F.

ITEM 12: Description of Securities other than Equity Securities

Not applicable.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15: Controls and Procedures

A.  Disclosure Controls and Procedures

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

The Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end year covered by this report. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at May 31, 2011.

B.  Management’s Annual Report on Internal Control Over Financial Reporting.

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

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in Canada, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company ; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of May 31, 2011.

C.  Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

D.  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16: Reserved

A. Audit Committee Financial Expert

The Company’s Chairman and independent, non-management director serves on the company's Audit Committee. D. Richard Brown also serves as the financial expert, as defined under the SEC’s rules, on the Company’s Audit Committee. The members of the Audit Committee are D. Richard Brown, Harold Wolkin, and Peter Born.

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

C. Principal Accountant Fees and Services

The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended May 31, 2011 and 2010 for audit and non-audit related services:

	Year Ended	Year Ended
Type of Work	May 31, 2011	May 31, 2010
Audit fees(1)	$65,000	$48,000
Audit-related fees(2)	Nil	Nil
Tax fees	Nil	3,000
All other fees	Nil	Nil
Total	$65,000	$51,000

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

E.  Purchases of Equity Services by the Issuer and Affiliated Purchasers

None.

F.  Change in Registrant’s Certifying Accountant

Not Applicable.

G.  Corporate Governance

The Corporation’s corporate governance practices do not differ significantly from the practices followed by United States domestic companies listed on the NASDAQ National Market. A copy of the Company’s Corporate Governance Policies are included as Exhibits XX to this Annual Report on Form 20-F.

PART III

Financial Statements

ITEM 17:

A. Audited Annual Financial Statements, May 31, 2011

1. The audited consolidated financial statements of Grandview Gold Inc. as at May 31, 2011 and 2010 and for each of the three years ended May 31, 2011, 2010 and 2009 are prepared in accordance with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles. See Note 15 to the consolidated financial statements for a reconciliation of these differences, as it relates to the Company.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Financial Statements
May 31, 2011 and 2010
(Expressed in Canadian Dollars)

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

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on “Internal Control Over Financial Reporting – Guidance For Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at May 31, 2011.

Conclusion Relating to Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at May 31, 2011.

(signed)	(signed)

Paul T. Sargeant	Ernest Cleave
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
August 29, 2011

August 29, 2011

Independent Auditor’s Report

To the shareholders of Grandview Gold Inc.

We have audited the accompanying consolidated financial statements of Grandview Gold Inc. (the Company), which comprise the consolidated balance sheet as at May 31, 2011 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grandview Gold Inc. as at May 31, 2011 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast substantial doubt about the Company's ability to continue as a going concern.

Other matter

The consolidated financial statements of the Company as at May 31, 2010 and for the years ended May 31, 2010 and May 31, 2009 were audited by another auditor who expressed an unmodified opinion on those statements on August 17, 2010. Our opinion is not qualified in respect of this matter.

(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
As at May 31,	2011	2010
Assets
Current assets
Cash and cash equivalents	$1,177,679	$1,432,824
Short term investments (Note 5)	25,286	25,037
GST and sundry receivable	63,414	26,416
Prepaid expenses	17,718	12,876
	1,284,097	1,497,153
Reclamation bond (Note 6)	12,718	13,699
Mining interests (Note 7)	4,568,757	4,149,771
	$5,865,572	$5,660,623
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$129,019	$89,284
Asset retirement obligation (Note 7)	12,718	13,699
	141,737	102,983
Shareholders' equity	5,723,835	5,557,640
	$5,865,572	$5,660,623

Nature of operations and going concern assumption (Note 1)

The notes to consolidated financial statements are an integral part of these statements.

Approved by the Board of Directors:
"Paul T. Sarjeant"	, Director
"Richard Brown"	, Director

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
For the Year Ended May 31,	2011	2010	2009

Expenses
Share-based payments (Note 10)	$-	$449,491	$-
Investor relations, business development
and reporting issuer maintenance costs	85,387	115,352	88,716
Professional fees	153,760	142,354	167,672
Management and consulting services (Note 14)	107,750	98,750	255,201
Office and administration	58,120	69,107	21,579
Exploration evaluation expenses	8,568	5,000	19,885
Flow-through interest expense	-	-	2,747
Gain on disposition of mineral property rights	(2,000)	-	-
Write-off of mineral properties (Note 7)	-	-	7,460,454

	411,585	880,054	8,016,254

Loss before the under noted	(411,585)	(880,054)	(8,016,254)
Future tax expense	2,678	(349)	7,503

Loss before income taxes	(408,907)	(880,403)	(8,008,751)
Future tax expense	-	-	(120,833)

Net loss and comprehensive loss for the year	$(408,907)	$(880,403)	$(7,887,918)

Loss per share – Basic and diluted (Note 11)	$(0.01)	$(0.02)	$(0.20)

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

	Share	Warrants	Contributed	Accumulated	Total
	Capital		Surplus	Deficit

At May 31, 2008	14,202,266	3,742,570	4,789,944	(11,193,260)	11,541,520

Mineral property acquisition	10,800	-	-	-	10,800
Private placement	416,666	-	-	-	416,666
Cost of issue – cash	(47,833)	-	-	-	(47,833)
Cost of issue – broker warrant valuation	(30,666)	30,666	-	-	-
Flow-through cost of issue	(120,833)	-	-		(120,833)
Warrants expired	-	(2,569,432)	2,569,432	-	-
Net loss for the year	-	-	-	(7,887,918)	(7,887,918)

At May 31, 2009	$14,430,400	$1,203,804	$7,359,376	$(19,081,178)	$3,912,402

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

			Contributed	Accumulated
	Share Capital	Warrants	Surplus	Deficit	Total

At May 31, 2009	$14,430,400	$1,203,804	$7,359,376	$(19,081,178)	$3,912,402
				-
Share-based payments	28,875	-	449,491	-	478,366
Exercise of warrants	16,667	-	-	-	16,667
Fair value of warrants exercised	15,333	(15,333)	-	-	-
Mineral property acquisition	67,000	-	-	-	67,000
Private placement	2,000,000	-	-	-	2,000,000
Cost of issue – cash	(36,392)	-	-	-	(36,392)
Cost of issue – broker warrant valuation	(1,440,000)	1,440,000	-	-	-
Warrants exercised	-	(1,173,138)	1,173,138	-	-
Net loss for the year	-	-	-	(880,403)	(880,403)

At May 31, 2010	$15,081,883	$1,455,333	$8,982,005	$(19,961,581)	$5,557,640
Exercise of warrants	16,667	-	-	-	16,667
Fair value of warrants exercised	15,333	(15,333)	-	-	-
Private placement	605,000	-	-	-	605,000
Warrant valuation	(43,776)	43,776	-	-	-
Cost of issue – broker warrant valuation	(25,591)	25,591	-	-	-
Cost of issue – cash	(46,565)	-	-	-	(46,565)
Net loss for the year	-	-	-	(408,907)	(408,907)

At May 31, 2011	$15,602,951	$1,509,367	$8,982,005	$(20,370,488)	$5,723,835

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the Year Ended May 31,	2011	2010	2009

Cash flows from operating activities
Net loss for the year	$(408,907)	$(880,403)	$(7,887,918)
Items not involving cash:
Gain on disposition of mineral property interests	(2,000)	-	-
Share-based payments	-	478,366	-
Future income tax recovery	-	-	(120,833)
Accrued interest income	(249)	(37)	(7,493)
Write-off of mineral properties	-	-	7,460,454
Changes in non-cash working capital items:
GST and sundry receivable	(36,998)	(20,709)	34,957
Prepaid expenses	(4,842)	(593)	137,883
Due from a related party	-	10,000	80,000
Accounts payable and accrued liabilities	39,735	16,817	(46,059)

Cash flows used in operating activities	(413,261)	(396,559)	(349,009)

Cash flows from financing activities
Share issuance	621,667	2,016,667	416,666
Cost of issuance	(46,565)	(36,392)	(47,833)

Cash flows provided by financing activities	575,102	1,980,275	368,833

Cash flows from investing activities
Redemption of short term investments	-	382,493	611,410
Proceeds on disposition of mineral property interests	2,000	-	-
Expenditures on mining interests	(418,986)	(639,978)	(609,497)

Cash flows provided by (used in) investing activities	$(416,986)	$(257,485)	$1,913

Change in cash and cash equivalents during the year	$(255,145)	$1,326,231	$21,737

Cash and cash equivalents, beginning of year	1,432,824	106,593	84,856

Cash and cash equivalents, end of year	$1,177,679	$1,432,824	$106,593

Supplemental schedule of non-cash transactions
Share issuance included in mining interest	$-	$67,000	$10,800

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Supplemental Schedule of Mineral Properties
(Expressed in Canadian Dollars)

For the Year Ended May 31,	2011	2010	2009
Pony Creek Carlin Trend Project,
Nevada, USA (Note 7(a))
Balance, beginning of period	$-	$-	$5,679,340
Drilling, assays and related field work	-	-	90,775
Project administration and general	-	-	38,848
Property acquisition and holding costs	-	-	94,379
Write-off			(5,903,342)
Total activity during the period	-	-	(5,679,340)
Balance, end of period:	$-	$-	$-
Red Lake Gold Camp, Ontario, Canada (Note 7(b))
Balance, beginning of period	$3,873,967	$3,442,793	$3,275,971
Drilling, assays and related field work	39,336	272,911	166,146
Property acquisition and holding costs	8,734	158,263	676
Total activity during the period	48,070	431,174	166,822
Balance, end of period	$3,922,037	$3,873,967	$3,442,793
Rice Lake Gold Camp
Manitoba Canada (Note 7(c))
Balance, beginning of period	$-	$-	$1,327,639
Drilling, assays and related field work	-	-	218,436
Project administration and general	-	-	227
Property acquisition and holding costs	-	-	10,810
Write-off	-	-	(1,557,112)
Total activity during the period	-	-	(1,327,639)
Balance, end of end	$275,804	$-	$-
Giulianita Property
Peru (Note 7(d))
Balance, beginning of period	$275,804	$-	$-
Drilling, assays and related field work	370,906	234,872	-
Project administration and general	-	40,932	-
Total activity during the period	370,916	275,804	-
Balance, end of period:	$646,720	$275,804	$-
Total	$4,568,757	$4,149,771	$3,442,793

The notes to consolidated financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

1.	Nature of Operations and Going Concern

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North and South America.

The Company was incorporated under the laws of the Province of Ontario. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company applies Accounting Guideline 11 "Enterprises in the Development Stage" as required by the Canadian Institute of Chartered Accountants' ("CICA") Handbook.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to a going concern entity which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of its mineral property. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. The consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

The Company's financing efforts to date, while substantial, are not sufficient in and of themselves to enable the Company to fund all aspects of its operations. Management will pursue funding initiatives if, as and when required to meet the Company's requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

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
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(b)	Basis of Consolidation

These consolidated financial statements include the assets, liabilities, income and expenses of the Company and its wholly owned subsidiaries, Grandview Gold (USA) Inc. ("Grandview USA"), and Recuperacion Realzada S.A.C. ("Recuperacion"). All significant intercompany transactions and accounts are eliminated in consolidation.

	(c)	Use of Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mining interest costs, the asset retirement obligation, the valuation allowance relating to the future tax asset, the calculation of share-based payments expense and warrants. Actual results may differ significantly from these estimates.

	(d)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, balances with banks and cash in trust with original maturities of three months or less and which are readily convertible into cash.

	(e)	Mineral Property Costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated proven and probable reserves. Costs relating to properties abandoned are written-off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The Company is in the process of exploring and developing its properties. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written- down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

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
May 31, 2011, 2010 and 2009
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

Short term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase. These investments are classified as "loans and receivables" and have been recorded at their amortized cost.

	(h)	Asset Retirement Obligation

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

As at May 31, 2011 and 2010, the Company did not have any asset retirement obligations, except for that described in note 7(a).

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies (Continued)

	(k)	Share Issue Costs

Share issue costs are recorded as a reduction of share capital.

	(l)	Translation of Foreign Currencies

The Company's subsidiaries are accounted for as an integrated foreign operation. Transactions of the Company and its subsidiaries originating in foreign currencies are translated at the rates in effect at the time of the transaction. Monetary items denominated in foreign currencies are translated to Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at historical exchange rates. Foreign exchange gains and losses are included in operations, in the consolidated statement of loss.

	(m)	Financial Instruments - Recognition and Measurement

All financial instruments are classified into one of the following five categories: held-for-trading, held-to maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost using the effective interest method. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in the statement of operations in the period in which they arise; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is de-recognized or becomes impaired at which time the amounts would be recorded in the statement of operations. The Company has made the following classifications:

Cash and cash equivalents	Loans and receivables
Short term investments	Loans and receivables
Sundry receivable	Loans and receivables
Reclamation Bond	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

The Company accounts for regular purchases and sales of financial assets using trade date accounting.

(n)	Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In 2010, the Canadian Institute of Chartered Accountants (CICA) handbook was revised to incorporate IFRS and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company will commence reporting on this basis effective June 1, 2011.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
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

There were no changes in the Company's approach to capital management during the year ended May 31, 2011. The Company is not subject to externally imposed capital requirements.

4.	Risk Factors

The Company’s significant mineral properties are the Red Lake Gold Camp, Ontario, Canada, and the Guilianita Property, Peru.

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

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents, short term investments, sundry receivable. Cash and cash equivalents and short term investments are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Sundry receivables are in good standing as of May 31, 2011. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2011, the Company had a cash and cash equivalents and short term investments balance of $1,202,965 (May 31, 2010 - $1,457,861) to settle current liabilities of $129,019 (May 31, 2010 - $89,284). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

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

(b) Foreign Currency Risk

The Company's functional and reporting currency is the Canadian dollar. The Company funds its Peru operations, exploration and administrative expenses by means of United States Dollar advances converted from its Canadian Dollar bank account held in Canada.

(c) Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

As of May 31, 2011, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i) Short term investments are subject to floating interest rates. As at May 31, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the twelve months ended May 31, 2011 would have been approximately $250 higher/lower, as a result of lower/higher interest income from short term investments. As at May 31, 2011, reported shareholders' equity would have been approximately $250 lower/higher as a result of lower/higher interest income from short term investments.

(ii) The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii)

 Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of May 31, 2011, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

5.	Short Term Investments

As of May 31, 2011, the Company has $25,000 (2010 - $25,000; 2009 - $400,000) invested in cashable guaranteed investment certificates maturing at various dates to April 3, 2012, bearing interest at 0.9%. As at May 31, 2011 and 2010, the Company had accrued $249 and $37 respectively as interest receivable on its short term investments.

6.	Reclamation Bond

The Company has posted a reclamation bond for its mining projects, as required by the United States Department of the Interior Bureau of Land Management, to secure clean-up costs, if any, on a project that is closed.

7.	Mining Interests

(a) Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property (the “Pony Creek”) in the State of Nevada, USA.

The Company has recorded an asset retirement obligation on its Pony Creek Carlin Trend project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $12,718, equal to the amount of reclamation bond posted by the Company with the United States, Department of Interior Bureau of Land Management.

In fiscal 2009, the Company determined that the carrying value of its Pony Creek Carlin Trend project could not be supported, resulting in a write-off charge of $5,903,342.

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

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

	(b)	Red Lake Gold Camp, Ontario, Canada

		(ii)	(Continued)

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
May 31, 2011, 2010 and 2009
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

		(iv)	On April 28, 2010, the Company announced that, through a series of cash and share payments (the “Transaction”), it had:

			1.	acquired the remaining 40% interest in its Sanshaw-Bonanza property (the “Property”) in the Red LakeGold District of Ontario from EMCO Corporation S.A. ("EMCO");

			2.	acquired four additional claims which are contiguous to the Property from Perry English ("English");and

			3.	reduced the existing NSR on the Property, so that the Company now holds a 100% interest in and to the Property, subject only to an NSR of just 0.375%.

Grandview had previously completed expenditure requirements to earn a 60% interest in the Property as per an option agreement with EMCO dated February 7, 2007. To acquire the remaining 40% interest in the Property, the Company paid EMCO $25,000 in cash and issued 50,000 common shares in its capital. Also, the Company expanded the Property parcel by acquiring two unpatented claims and two patented claims for aggregate consideration of $60,000 in cash and the issuance of 500,000 common shares in its capital.

Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the Property for $25,000 cash. Cumulative expenditures related to the Transaction totalled $110,000 cash and 550,000 common shares of the Company.

The Company is committed to spend $605,000 raised in conjunction with the December 31, 2010 flow-through private placement on eligible Canadian exploration expenditures by on or before December 31, 2011.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

7.	Mining Interests (Continued)

	(c)	Rice Lake Gold Camp, Manitoba, Canada

Grandview has a 100% interest in 16 unpatented mining claims in the Long Lake - Cat Lake area of southeastern Manitoba (the "GVG Property"). The Company staked these claims in 2005 and 2006. In fiscal 2009, the Company determined that the carrying value of its Rice Lake Gold Camp in Manitoba, Canada could not be supported, resulting in an impairment charge of $1,557,112. During the year ended May 31, 2011, the Company disposed the Bissett properties within its Rice Lake Gold Camp for $2,000. The Company received a 1% Net Smelter Return on the disposed property.

	(d)	Guilianita Project, Peru

On July 2, 2009, a binding Memorandum of Understanding (the “Memorandum”) was signed with a private Peruvian Group which granted a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Guilianita”). The Option provided the Company with a right to earn an 80% interest in Guilianita by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. (issued - 200,000 common shares)

The Option also allowed the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 (CAD$313,050) and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

8.	Share Capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of Common
	shares	Amount

Balance, May 31, 2008	36,288,765	$14,202,266
Mineral property acquisition (Note 7(b))	30,000	10,800
Private placement (i)	8,333,333	416,666
Cost of issue – cash	-	(47,833)
Cost of issue – broker warrants valuation (i)	-	(30,666)
Flow-through cost of issue (i)	-	(120,833)

Balance, May 31, 2009	44,652,098	$14,430,400
Mineral property acquisition (Note 7(b)(iv) and 7(d))	750,000	67,000
Share based payment	360,937	28,875
Exercise of warrants – cash	333,000	16,667
Exercise of warrants – valuation	-	15,333
Private placement (ii)	26,666,665	2,000,000
Cost of issue – cash (i)	-	(36,392)
Cost of issue – broker warrant valuation (ii)	-	(1,440,000)

Balance, May 31, 2010	72,763,033	15,081,883
Exercise of warrants	333,333	32,000
Private placement (iv)	8,066,666	605,000
Warrant valuation (iv)	-	(43,776)
Cost of issue – broker warrant valuation (iv)	-	(25,591)
Cost of issue – cash (iv)	-	(46,565)

Balance, May 31, 2011	81,163,032	$15,602,951

(i)

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
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

8.	Share Capital (Continued)

	(b)	Issued (Continued)

(i)

Pursuant to the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. As a result, the Company is required to recognize a foregone tax benefit of $120,833 at the time of renouncement.

(ii)

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

	(iii)	On January 7, 2010, the Company issued 360,937 common shares at a price of $0.08 to settle a payable of $28,875 in respect of services rendered by a consultant to the Company.

(iv)

On December 31, 2010, the Company closed a non-brokered private placement (the "Placement") with the MineralFields Group. The Placement resulted in the issuance by the Company of a total of 8,066,666 flow-through units in the capital of the Company (the “Flow-Through Units”) at a purchase price of $0.075 per Flow-Through Unit for gross proceeds to the Company of $605,000. Each Flow-Through Unit consists of one common share of the Company issued on a flow-through basis and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company on a non-flow-through basis at a price of $0.15 for the first 12 months following issuance and at $0.20 for the second twelve months.

The fair value of the 4,033,332 common share purchase warrants has been estimated to be $43,776 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 1.66%, dividend yield of 0%, expected stock volatility of 112.13% and an expected life of 12 months.

In connection with the Placement, the Company paid eligible persons (the "Finders") a cash fee of 6.0% of the gross proceeds raised through each Finder under the Offering and also issued finder's warrants (each a "Finder's Warrant") equal to 7.5% of the total number of Flow-Through Units placed by such Finders. Each Finder's Warrant entitles the holder to acquire one unit (each a "Finder's Unit" and collectively the "Finder's Units") with each Finder's Unit being comprised of one common share of the Company on a non-flow-though basis and one-half of one Warrant on the same terms as above, expiring December 31, 2012. On closing, the Company paid $36,300 in cash fees to the Finders and issued 604,999 Finder's Warrants to the Finders. In addition, the Company also paid a cash diligence fee of $10,265 in connection with the Placement.

The fair value of the 604,999 Finder's Warrants has been estimated to be $25,591 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 1.66%, dividend yield of 0%, expected stock volatility of 137.49% and an expected life of 24 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2008	12,361,125	$0.92
Expired	(6,307,645)	(1.18)
Issued (Note 8(b)(v))	666,666	0.05

Balance, May 31, 2009	6,720,146	$0.59
Expired	(6,053,480)	(0.60)
Issued (Note 8(b)(vi))	26,666,665	0.12
Exercised	(333,333)	(0.05)

Balance, May 31, 2010	26,999,998	$0.12
Issued (Note 8(b)(vii))	4,638,331	0.16
Exercised	(333,333)	(0.05)

Balance, May 31, 2011	31,304,996	$0.12

The following are the warrants outstanding at May 31, 2011:

Number of	Fair	Exercise	Expiry
Warrants	Value	Price	Date
26,666,665	1,440,000	0.12	December 3, 2011
4,033,332	43,776	0.18	December 30, 2012
604,999	25,591	0.08	December 31, 2011
31,304,996	$1,509,367

The following are the warrants outstanding at May 31, 2010:

Number of	Fair	Exercise
Warrants	Value	Price ($)	Expiry
333,333	15,333	0.05	December 4, 2010
26,666,665	1,440,000	0.12	December 3, 2011
26,999,998	$1,455,333

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

9.	Warrants (Continued)

The following are the warrants outstanding at May 31, 2009

Number of	Fair	Exercise
Warrants	Value	Price ($)	Expiry

4,357,000	714,548	0.65	July 6, 2009
687,120	145,670	0.40	July 6, 2009
656,000	225,664	0.70	December 21, 2009
153,360	55,056	0.60	December 21, 2009
200,000	32,200	1.40	February 8, 2010
666,666	30,666	0.05	December 4,2010

6,720,146	$1,203,804

10.	Stock Options

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

The following is continuity of stock options:

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2008	4,575,000	$0.89
Forfeited	(175,000)	0.68

Balance, May 31, 2009	4,400,000	$0.90
Granted (i)(ii)	4,250,000	0.15
Expired	(1,375,000)	0.75
Forfeited	(1,400,000)	0.93

Balance, May 31, 2010	5,875,000	$0.38
Cancelled	(375,000)	(0.15)
Expired	(250,000)	(1.80)

Balance, May 31, 2011	5,250,000	$0.33

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
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

(ii)

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

The following are the stock options outstanding and exercisable at May 31, 2011:

	Options Outstanding			Options Exercisable

		Weighted
		average	Weighted
		remaining	average		Weighted
	Number	contractual	exercise	Number	average
Expiry Date	of Options	life	price	of options	exercise price

September 27, 2012	1,675,000	1.33	$0.68	1,675,000	$0.68
June 23, 2014	2,675,000	3.07	0.15	2,675,000	0.15
December 9, 2014	900,000	3.53	0.15	900,000	0.15

	5,400,000	2.56 years	$0.33	5,250,000	$0.33

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
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

	2011	2010	2009
Numerator for basic loss per share	$(408,907)	$(880,403)	$(7,887,918)
Numerator for diluted loss per share	$(408,907)	$(880,403)	$(7,887,918)
Denominator:
Weighted average number of common
shares – basic	76,271,891	58,224,647	40,379,322
Weighted average number of common
shares - diluted	76,271,891	58,224,647	40,379,322

Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.02)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

12.	Income Taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

The future tax assets are as follows:

	2011	2010	2009

Future tax assets:
Exploration expenditures	$1,588,778	1,588,778	$1,842,983
Marketable securities	40,663	40,663	47,169
Capital losses	-	-	24,273
Non-capital losses	1,431,108	1,383,953	1,612,960
Share issue costs	43,991	75,790	175,303

Total future tax assets	3,104,540	3,089,184	3,702,688
Valuation allowance for future tax assets	(3,104,540)	(3,089,184)	(3,702,688)

Net future tax assets	$-	$-	$-

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company's income tax (recovery) for each of the years ended is made up as follows:

	2011	2010	2009

Current income tax recovery	$-	$-	$-
Future income tax recovery	-	-	(120,833)

Total income tax recovery	$-	$-	$(120,833)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

12.	Income Taxes (Continued)

The Company's actual income tax expense for each of the years ended is made up as follows:

	2011	2010	2009

Loss before income taxes	$(408,907)	$(880,403)	(8,008,751)

Income tax recovery at combined Federal and Provincial rates of 29.54%, 32.58% and 33.29%	(120,791)	(268,835)	(2,666,113)
Non-deductible stock-based compensation	-	146,444	-
Non-deductible expenses	-	56	146
Non-deductible write-down of mineral properties	-	-	2,483,585
Expiry of warrants	-	286,143	330,573
Tax rate changes and other adjustments	116,402	-	-
Cost of issue	(51,329)	(110,030)	(120,610)
Utilization of losses not previously recognized	-	(35,778)	(27,581)
Resource properties – expenditures renounced	-	-	(120,833)
Increase in valuation allowance	55,718	-	-

Income tax recovery	$-	$-	$(120,833)

At May 31, 2011, the Company has non-capital losses of approximately $5,724,434. No benefit from these amounts has been recorded in the consolidated financial statements.

The non-capital losses will expire as follows:

2015	$724,341
2026	1,366,077
2027	1,685,117
2028	1,760,277
2031	188,622

$5,724,434

13.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration.

The Company operates in two geographic areas as at May 31, 2011, two areas at May 31, 2010 and one area as at May 31, 2009. The Company's assets by geographic location are:

	2011	2010	2009
Canada	$5,175,718	$5,372,915	$3,999,201
Peru	689,854	287,708	-
Total Assets	$5,865,572	$5,660,623	$3,999,201

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

14.	Related Party Transactions Not Disclosed Elsewhere

(i) For year ended May 31, 2011, $nil (2010 - $10,000, 2009 - $35,000) was paid to the former interim CEO and current chairman of the Company for consulting services.

(ii)

For year ended May 31, 2011, $150,000 (2010 - $150,010, 2009 - $150,000) was paid to the President and CEO of the Company for consulting services. Included in this amount was $75,250 (2010 - $90,250, 2009 - $62,250) capitalized to mining interests. Also, $nil (2010 - $nil, 2009 - $14,000) in car and office allowances and $nil (2010 - $nil, 2009 - $607) were paid.

(iii)

For year ended May 31, 2011, $33,000 (2010 - $39,000, 2009 - $51,794) in consulting fees was also paid or accrued to the Chief Financial Officer or a company controlled by the Chief Financial Officer. Included in accounts payable as at May 31, 2011 is $nil (2010 - $6,000, 2009 - $nil) in relation to consulting services rendered.

(iv)

In 2007, the Company provided a loan of $90,000 to the President and CEO of the Company. The loan was unsecured, bears no interest and was due on October 31, 2009. The loan was paid down through the application of various bonuses issued to the President and CEO in 2009 and 2010.

(v)

Effective November 30, 2010, the Company entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Company received nominal cash consideration on closing and retained a 1% NSR over the Claims. Two directors of the Company are senior officers with Centrepoint.

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

Under US GAAP, stock options are presented as part of management services on the statement of operations. Under Canadian GAAP they are presented separately.

U.S. GAAP requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, U.S. GAAP requires the Company to estimate future forfeitures. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur. Based on the Company's estimated future forfeiture rates of stock options, the expense recognized for U.S. GAAP purposes is the same in 2010 the amount recorded for Canadian GAAP purposes.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e), while under US GAAP, exploration costs (except for property purchase costs) cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 12). US GAAP requires the recognition of liability in relation to flow through shares premium upon issuing of those and a deferred tax liability upon renunciation of resource property expenditures. As of May 31, 2011 no expenditures were renounced in relation to resource properties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Under Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing consolidated financial statements.

Had the Company's consolidated balance sheets as at May 31, 2011 and May 31, 2010 been prepared using US GAAP, such consolidated balance sheets would be presented as follows:

	May 31, 2011	May 31, 2010

Assets
Current assets
Cash	$1,177,679	$1,432,824
Short term investments	25,286	25,037
GST and sundry receivable	63,414	29,719
Prepaid expenses	17,718	12,876

	1,284,097	1,500,456

Reclamation bond	12,718	13,699
Mineral property rights	720,835	712,101

	$2,017,650	$2,226,256

Liabilities
Current liabilities
Accounts payable	$26,589	7,835
Accrued liabilities	102,430	$81,449

	129,019	89,284
Asset retirement obligation (Note 7)	12,718	13,699

	141,737	102,983

Shareholders' equity
Share capital
Authorized unlimited common shares
Issued
Common shares	17,278,941	16,757,873
Additional paid in capital	4,390,914	4,390,914
Warrants	1,509,367	1,455,333
Cumulative adjustments to marketable securities	(325,305)	(325,305)
Deferred share-based payments	4,591,091	4,591,091
Deficit accumulated before change to an exploration stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(22,435,152)	(21,612,690)

	1,875,913	2,123,273

	$2,017,650	$2,226,256

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

For the Year Ended May 31,	2011	2010	2009

Expenses
General exploration	$422,123	$512,783	$534,317
Management services	107,750	548,241	267,497
Investor relations, business development and reporting issuer maintenance costs	85,387	115,352	88,716
Professional fees	153,760	142,354	167,672
Office and administration	58,120	69,107	21,579
Flow-through interest expense	-	-	2,747
Gain on disposition of mineral property rights	(2,000)	-	-
Write-off mineral property rights	-	-	1,514,756

Loss before the under noted	(825,140)	(1,387,837)	(2,597,284)
Interest income	2,678	151	10,306

Net loss for the year	(822,462)	(1,387,686)	(2,586,978)

Loss per common share – basic and diluted	$(0.01)	$(0.02)	$(0.06)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences Between Canadian GAAP and US GAAP (Continued)

The changes in common shares as required by US GAAP are disclosed below:

Statements of Changes in Shareholders’ Equity

		Amount
		Under
Common Shares	Shares	US GAAP

Balance, May 31, 2008	36,288,765	$15,757,423
Mineral property acquisition	30,000	10,800
Private placement	8,333,333	416,666
Cost of issue – cash	-	(47,833)
Cost of issue – broker warrants valuation	-	(30,666)

Balance, May 31, 2009	44,652,098	$16,106,390
Private placement	26,666,665	2,000,000
Cost of issue – cash	-	(36,392)
Mineral property acquisition	750,000	67,000
Debt conversion	360,937	28,875
Exercise of warrants – valuation	-	15,333
Exercise of warrants – cash	333,333	16,667
Cost of issue – broker warrants valuation	-	(1,440,000)

Balance, May 31, 2010	72,763,033	16,757,873
Exercise of warrants	333,333	32,000
Private placement	8,066,666	605,000
Warrant valuation	-	(43,776)
Cost of issue – broker warrant valuation	-	(25,591)
Cost of issue – cash	-	(46,565)

Balance, May 31, 2011	81,163,032	$17,278,941

Other changes in shareholders’ equity are presented as follows:

Additional Paid in Capital
May 31, 2008		$648,344
Expired warrants		2,569,432

Balance, May 31, 2009		3,217,776
Expired warrants		1,173,138

Balance, May 31, 2010 and May 31, 2011		$4,390,914

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

Cumulative adjustments to marketable securities
Balance, May 31, 2008, 2009, 2010 and 2011	$(325,305)
Deferred share-based payments
Balance, May 31, 2008 and May 31, 2009	$4,141,600
Vesting of stock options	449,491
Balance, May 31, 2010 and 2011	$4,591,091

Deficit accumulated during the exploration stage
Balance May 31, 2008	$(17,638,026)
Net loss	(2,586,978)
Balance May 31, 2009	$(20,225,004)
Net loss	(1,387,686)
Balance, May 31, 2010	$(21,612,690)
Net loss	(822,462)
Balance, May 31, 2011	$(22,435,152)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued)

For Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For US GAAP, these costs are characterized as operating activities.

The Company’s statements of cash flows under US GAAP are as follows:

Statements of Cash Flows
For the Year Ended May 31,	2011	2010	2009

Cash flows used in operating activities
Net loss for the period	$(822,462)	$(1,387,686)	$(2,586,978)
Items not involving cash:
Gain on disposition of mineral property interests	(2,000)	-	-
Share-based payments	-	478,366	-
Accrued Interest income	(249)	(537)	(10,296)
Write-off of mineral property rights	-	-	1,514,756
Change in non-cash operating working activities:
GST and sundry receivable	(33,695)	(23,512)	34,957
Prepaid expenses	(4,842)	(593)	137,883
Due from a related party	-	12,803	92,296
Accounts payable	18,754	(1,182)	(64,509)
Accrued liabilities	20,981	17,999	18,450

Cash flows used in operating activities	(823,513)	(904,342)	(863,441)

Cash flows from financing activities
Share issuance	621,667	2,016,667	416,666
Cost of issue	(46,565)	(36,392)	(47,833)

Cash flows provided by financing activities	575,102	1,980,275	368,833

Cash flows from investing activities
Redemption (purchase) of short term investments	-	382,493	611,410
Proceeds on disposition of mineral property interests	2,000	-	-
Purchase of mineral property rights	(8,734)	(132,195)	(95,065)

Cash flows (used in) provided by investing activities	(6,734)	250,298	516,345

Change in cash and cash equivalents during the year	(255,145)	1,326,231	21,737

Cash and cash equivalents, beginning of year	1,432,824	106,593	84,856

Cash and cash equivalents, end of year	$1,177,679	$1,432,824	$106,593

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences between Canadian GAAP and US GAAP (Continued) Statements of Cash Flows (continued)

For the Year Ended May 31,	2011	2010	2009

Supplemental schedule of non-cash transactions
Share issuance included in mining interest	$-	$67,000	$10,800

US GAAP Accounting Pronouncements Adopted in Prior Years

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
May 31, 2011, 2010 and 2009
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
May 31, 2011, 2010 and 2009
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
May 31, 2011, 2010 and 2009
(Expressed in Canadian Dollars)

15.	Differences Between Canadian GAAP and US GAAP (Continued)

US GAAP Accounting Pronouncements Adopted in Prior Years (Continued)

In April 2010, the FASB issued ASU 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades (“ASU 2010-13”). ASU 2010-13 provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.

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

1.	Articles of Incorporation/Bylaws as currently in effect:

	A.	Certificate of Incorporation, Loisan Red Lake Gold Mines Limited, November 23, 1945

	B.	Articles of Amendment dated September 22, 1983

	C.	Articles of Amendment dated April 9, 1987

	D.	Articles of Amendment dated July 6, 2004

	E.	By-laws of the Company dated January 14, 1987

2.	Instruments defining the rights of holders of equity

- Refer to Exhibit No. 1.

3.	Material Contracts

	A.	Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.

	B.	Management contract dated June 1, 2004 with Global-Tek Business Development Inc., a consulting company owned by the president Raymond Pecoskie.

	C.	Option Agreement with Fronteer Development Group Inc. and the Company, dated as of August 26, 2005

	D.	Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.

	E.	Letter Agreement dated September 8, 2005 with Mill City Gold Corp. amending Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.

	F.	Consulting Agreement dated November 15, 2006 between Ernest M. Cleave and the Company.

	G.	Agreement dated July 11, 2006 between the Company and Connect Capital Limited. H. Agreement dated July 11, 2006 between the Company and Ted Markovitz.

	I.	Option Agreement dated November 23, 2006 between the Company and Harvest Gold Corporation.

	J.	Consulting Agreement dated June 12, 2006 between the Company and Michael Hitch.

K.	Consulting Agreement dated June 8, 2006 between the Company and Paul Sarjeant.

L.	Consulting Agreement dated October 31, 2006 between the Company, Doublewood Consulting, and Paul Sarjeant.

M.	Field Management Agreement dated July 12, 2006 between the Company and Carlin Trend Mining Services.

N.	Amendment dated December 15, 2006 to Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.

O.	Option Agreement between EMCO Corporation SA and the Company made effective as of October 30, 2006;

P.	Amendment to Option Agreement between EMCO Corporation SA and the Company dated June 18, 2007;

Q.	Agreement for Purchase and Sale between the Company and McKeena Gold Inc. dated February 23, 2007 regarding the Banksian Lake Gold Property;

R.	Agreement for Purchase and Sale between the Company and McKeena Gold Inc. dated February 23, 2007 regarding the Angelina Gold Property;

4.		List of Subsidiaries

- None -

5.		Additional Exhibits

	A.	2006 Stock Option Plan B. Audit Committee Charter

	10.1	Giulianita Binding Memorandum of Understanding

	10.2	Property Agreement with Miguel Saldana

	10.3	Purchase and Sale Agreement with Centershield Gold Mines Inc. - November 2010

	10.4	Purchase and Sale Agreement with Centershield Gold Mines Inc. - August 2010

12.	Certifications

A. Certification of Chief Executive Officer

SECTION 302 CERTIFICATION

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Paul Sarjeant, certify that:

1.	I have reviewed this annual report on Form 20-F of Grandview Gold Inc.:

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles

(c)

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

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

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

Date: November 30, 2011

/s/ Paul Sarjeant
Paul Sarjeant
President and Chief Executive Officer

B. Certification of Chief Financial Officer

SECTION 302 CERTIFICATION

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Ernest Cleave, certify that:

1.	I have reviewed this annual report on Form 20-F of Grandview Gold Inc.:

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

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

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent function):

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

Date: November 30, 2011

/s/ Ernest Cleave
Ernest Cleave
Chief Financial Officer

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

C. Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Grandview Gold Inc. (the "Company") on Form 20-F for the year ended May 31, 2011 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Paul Sarjeant, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 30, 2011

/s/ Paul Sarjeant
Paul Sarjeant
President and Chief Executive Officer

D. Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Grandview Gold Inc. (the "Company") on Form 20-F for the year ended May 31, 2011, as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Annual Report”), I, Ernest Cleave, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.	The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 30, 2011

/s/ Ernest Cleave
Ernest Cleave
Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.
By: /s/ Paul Sarjeant
Paul Sarjeant
President

Date: November 30, 2011