Form 20-F/A
period 2011-05-31
Grandview Gold, Inc.
filed 2012-04-09
CIK 1313974

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

Yes [    ]              No [ X ]

- ii -

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended May 31, 2011 originally filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2011 (“2011 Form 20-F”) has been amended to include disclosures pursuant to Item 16F - Changes in Registrant's Certifying Accountant, the Report of Former Auditor for periods covered in the 2011 Form 20-F and Exhibit 15.1 - Letter from former Independent Accountant to the SEC, as required by Item 16F of Form 20-F.

Except as provided above, no other changes have been made to the 2011 Form 20-F or the Company’s audited financial statements as included in the 2011 Form 20-F. Amendment No. 1 does not reflect events occurring after the filing of the 2011 Form 20-F.

TABLE OF CONTENTS

FORM 20-F		I
TABLE OF CONTENTS		III
GLOSSARY		V
PART I		1

ITEM 1:	Identity of Directors, Senior Management and Advisors	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	2
	C. Reasons For The Offer and Use Of Proceeds	2
	D. Risk Factors	2
ITEM 4:	Information on the Company	10
	A. Unresolved Staff Comments	10
	B. History and Development of the Company	11
	C. Business Overview	13
	D. Organizational Structure	16
	E. Property, Plants and Equipment	16
ITEM 5:	Operating and Financial Review and Prospects	36
	A. Operating Results	42
	B. Liquidity and Capital Resources	48
	C. Research and Development, Patents and Licenses, Etc.	48
	D. Trend Information	48
	E. Off-Balance Sheet Arrangements	48
	F. Tabular Disclosure of Contractual Obligations	48
ITEM 6:	Directors, Senior Management, and Employees	49
	A. Directors and Senior Management	49
	B. Board Practices	54
	C. Employees	55
	D. Share Ownership	55
ITEM 7:	Major Shareholders and Related Party Transactions	56
	A. Major Shareholders	56
	B. Related Party Transactions	57
	C. Interests of Experts and Counsel	57
ITEM 8:	Financial Information	58
	A. Consolidated Statements and Other Financial Information	58
	B. Significant Changes	58
ITEM 9:	The Offering and Listing.	58
	A. Offer and Listing Details	58
	B. Plan of Distribution	60
	C. Markets	60
	D. Selling Shareholders	60
	E. Dilution	61
	F. Expenses of the Issue	61
ITEM 10:	Additional Information	61

- iii -

	A. Share Capital	61
	B. Memorandum and Articles of Association	61
	C. Material Contracts	61
	D. Exchange Controls	62
	E. Taxation	64
	F. Dividends and Paying Agents	70
	G. Statements by Experts	70
	H. Documents on Display	70
	I. Subsidiary Information	71
ITEM 11:	Quantitative and Qualitative Disclosures about Market Risk	71
ITEM 12:	Description of Securities other than Equity Securities	71
PART II		72
ITEM 13:	Defaults, Dividend Arrearages and Delinquencies	72
ITEM 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	72
ITEM 15:	Controls and Procedures	72
ITEM 16:	Reserved	73
	A. Audit Committee Financial Expert	73
	B. Code of Ethics	73
	C. Principal Accountant Fees and Services	73
	D. Exemptions From the Listing Standards for Audit Committees	74
	E. Purchases of Equity Services by the Issuer and Affiliated Purchasers	74
	F. Changes in Registrant's Certifying Accountant	74
PART III		75
ITEM 17:	Financial Statements	75
	A. Audited Annual Financial Statements, May 31, 2011	75
ITEM 18:	Exhibits	142
SIGNATURES		121

- iv -

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sam
cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.
dilution	the contamination of ore with barren wall rock; this means that in extracting ore, rock is also extracted, which contains a lesser amount of the mineral than the ore, effectively reducing the grade of the ore.
exploration stage	All companies engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.
feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.
gold deposit	means a mineral deposit mineralized with gold.
Inferred mineral resource	that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.
lode mining	mining of gold bearing rocks, typically in the form of veins or stockworks
mineral resource	a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects of economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.
ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams
patented mining claim	a claim to which a patent has been obtained from the government by compliance with laws relating to such claims.
prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria
Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
proven (measured) reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
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

E.  Purchases of Equity Services by the Issuer and Affiliated Purchasers

None.

F.  Change in Registrant’s Certifying Accountant

On October 26, 2010, our board of directors approved the engagement of PricewaterhouseCoopers, Royal Trust Tower, Toronto-Dominion Centre, 77 King Street West, Suite 3000, Toronto, Ontario, M5K 1G8, as our independent registered public accounting firm.

The board determined not to renew the engagement of McCarney Greenwood LLP, Chartered Accountants, 10 Bay Street, Suite 600, Toronto, Ontario M5J 2R8, as our independent registered public accounting firm.

There were no disagreements between the Company or the prior auditor, McCarney Greenwood LLP, and no reservations or modified opinions contained within the audit reports. The change in auditor was recommended and approved by the Company's audit committee and Board of Directors.

The Notice of the Change of Auditor, Letter from the Predecessor Auditor and Letter from the Successor Auditor have been filed on EDGAR under Form 6-K on January 24, 2012.

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

1.	Articles of Incorporation/Bylaws as currently in effect:

	A.	Certificate of Incorporation, Loisan Red Lake Gold Mines Limited, November 23, 1945

	B.	Articles of Amendment dated September 22, 1983

	C.	Articles of Amendment dated April 9, 1987

	D.	Articles of Amendment dated July 6, 2004

	E.	By-laws of the Company dated January 14, 1987

2.	Instruments defining the rights of holders of equity

- Refer to Exhibit No. 1.

3.	Material Contracts

	A.	Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.

	B.	Management contract dated June 1, 2004 with Global-Tek Business Development Inc., a consulting company owned by the president Raymond Pecoskie.

	C.	Option Agreement with Fronteer Development Group Inc. and the Company, dated as of August 26, 2005

	D.	Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.

	E.	Letter Agreement dated September 8, 2005 with Mill City Gold Corp. amending Option Agreement between Mill City Gold Corp. and Grandview Gold Inc. dated April 13, 2005.

	F.	Consulting Agreement dated November 15, 2006 between Ernest M. Cleave and the Company.

	G.	Agreement dated July 11, 2006 between the Company and Connect Capital Limited. H. Agreement dated July 11, 2006 between the Company and Ted Markovitz.

	I.	Option Agreement dated November 23, 2006 between the Company and Harvest Gold Corporation.

	J.	Consulting Agreement dated June 12, 2006 between the Company and Michael Hitch.

K.	Consulting Agreement dated June 8, 2006 between the Company and Paul Sarjeant.

L.	Consulting Agreement dated October 31, 2006 between the Company, Doublewood Consulting, and Paul Sarjeant.

M.	Field Management Agreement dated July 12, 2006 between the Company and Carlin Trend Mining Services.

N.	Amendment dated December 15, 2006 to Option Agreement dated September 30, 2005 between the Company and Marum Resources Inc.

O.	Option Agreement between EMCO Corporation SA and the Company made effective as of October 30, 2006;

P.	Amendment to Option Agreement between EMCO Corporation SA and the Company dated June 18, 2007;

Q.	Agreement for Purchase and Sale between the Company and McKeena Gold Inc. dated February 23, 2007 regarding the Banksian Lake Gold Property;

R.	Agreement for Purchase and Sale between the Company and McKeena Gold Inc. dated February 23, 2007 regarding the Angelina Gold Property;

4.		List of Subsidiaries

- None -

5.		Additional Exhibits

	A.	2006 Stock Option Plan

	B.	Audit Committee Charter

	10.1	Giulianita Binding Memorandum of Understanding (incorporated by reference to Form 20-F for the year ended May 31, 2011 filed on December 1, 2011)

	10.2	Property Agreement with Miguel Saldana (incorporated by reference to Form 20-F for the year ended May 31, 2011 filed on December 1, 2011)

	10.3	Purchase and Sale Agreement with Centershield Gold Mines Inc. - November 2010 (incorporated by reference to Form 20-F for the year ended May 31, 2011 filed on December 1, 2011)

	10.4	Purchase and Sale Agreement with Centershield Gold Mines Inc. - August 2010 (incorporated by reference to Form 20-F for the year ended May 31, 2011 filed on December 1, 2011)

	15.1	Letter dated April 9, 2012 of McCarney Greenworid LLP to the SEC, as required by Item 16F of Form 20-F.

12.	Certifications

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

Date: April 9, 2012

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

Date: April 9, 2012

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

Date: April 9, 2012

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

Date: April 9, 2012

/s/ Ernest Cleave
Ernest Cleave
Chief Financial Officer

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.

By: /s/ Paul Sarjeant
Paul Sarjeant
President

Date: April 9, 2012