Form 20-F
period 2012-05-31
Grandview Gold, Inc.
filed 2012-08-28
CIK 1313974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2012

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to _____________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE No. 00051303

Grandview Gold Inc.
(Exact name of Registrant as specified in its charter)

GRANDVIEW GOLD INC.
(Translation of Registrant's name into English)

Province of Ontario, Canada
(Jurisdiction of incorporation or organization)

330 Bay Street, Suite 820, Toronto, Ontario, M5H 2S8, Canada
(Address of principal executive offices)

Paul Sarjeant, T: +1 416 486 3444, F: +1 416 486 9577, 330 Bay Street, Suite 820, Toronto, Ontario, M5H 2S8, Canada
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

Yes [ X ]                                         No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [   ]                                         No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]                                         Item 18 [   ]

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ]                                         No [ X ]

- ii -

TABLE OF CONTENTS

FORM 20-F		I
TABLE OF CONTENTS		III
GLOSSARY		V
PART I		1

ITEM 1:	Identity of Directors, Senior Management and Advisors	1
ITEM 2:	Offer Statistics and Expected Timetable	1
ITEM 3:	Key Information	1
	A. Selected Financial Data	1
	B.Capitalization and Indebtedness	2
	C. Reasons For The Offer and Use Of Proceeds	2
	D.Risk Factors	2
ITEM 4:	Information on the Company	11
	A.Unresolved Staff Comments	11
	B. History and Development of the Company	11
	C.Business Overview	13
	D. Organizational Structure	16
	E. Property, Plants and Equipment	16
ITEM 5:	Operating and Financial Review and Prospects	30
	A.Operating Results	36
	B. Liquidity and Capital Resources	45
	C.Research and Development, Patents and Licenses, Etc.	46
	D.Trend Information	46
	E. Off-Balance Sheet Arrangements	46
	F. Tabular Disclosure of Contractual Obligations	46
ITEM 6:	Directors, Senior Management, and Employees	47
	A.Directors and Senior Management	47
	B.Board Practices	52
	C.Employees	53
	D.Share Ownership	53
ITEM 7:	Major Shareholders and Related Party Transactions	54
	A.Major Shareholders	54
	B. Related Party Transactions	55
	C.Interests of Experts and Counsel	55
ITEM 8:	Financial Information	56
	A.Consolidated Statements and Other Financial Information	56
	B. Significant Changes	56
ITEM 9:	The Offering and Listing.	56
	A.Offer and Listing Details	56

- iii -

	B.Plan of Distribution	58
	C. Markets	58
	D.Selling Shareholders	58
	E. Dilution	59
	F. Expenses of the Issue	59
ITEM 10:	Additional Information	59
	A.Share Capital	59
	B. Memorandum and Articles of Association	59
	C.Material Contracts	59
	D.Exchange Controls	60
	E. Taxation	62
	F. Dividends and Paying Agents	68
	G.Statements by Experts	68
	H.Documents on Display	68
	I. Subsidiary Information	69

A. Audit Committee Financial Expert	71
B. Code of Ethics	71
C. Principal Accountant Fees and Services	71
D. Exemptions From the Listing Standards for Audit Committees	72
E. Purchases of Equity Services by the Issuer and Affiliated Purchasers	72

- iv -

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sam
cut-off grade	deemed grade of mineralization, established by reference to economic factors, above which material is considered ore and below which is considered waste.
development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.
dilution	the contamination of ore with barren wall rock; this means that in extracting ore, rock is also extracted, which contains a lesser amount of the mineral than the ore, effectively reducing the grade of the ore.
exploration stage	All companies engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.
feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.
gold deposit	means a mineral deposit mineralized with gold.
Inferred mineral resource	that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.
lode mining	mining of gold bearing rocks, typically in the form of veins or stockworks
mineral resource	a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects of economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.
ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams
patented mining claim	a claim to which a patent has been obtained from the government by compliance with laws relating to such claims.

- v -

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria
Probable (indicated) reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measure) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
proven (measured) reserves	Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
reserve	that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals such as gold or silver
reverse circulation drill	a large machine that produces a continuous chip sample of the rock or material being drilled
shaft	a vertical or inclined tunnel in an underground mine driven downward from surface
Ton	short ton (2,000 pounds).
tonne	metric tonne (2,204.6 pounds).
trenching	The surface excavation of a linear trench to expose mineralization for sampling
unpatented mining claim	mining claims to which a deed from the United States government has not been received, and which are subject to annual assessment work in order to maintain ownership.

For ease of reference, the following conversion factors are provided:

[1]mile (mi)	= 1.609 kilometres	2,204 pounds (lbs)	= 1 tonne
[1]yard (yd)	= 0.9144 meter (m)	2,000 pounds/1 short ton	= 0.907 tonne
[1]acre	= 0.405 hectare (ha)	1 troy ounce	= 31.103 grams

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES – MINING PROPERTIES

This Annual Report on Form 20-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in United States Securities and Exchange Commission (“SEC”) Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report on Form 20-F and the documents incorporated by reference herein may contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements. Such statements are included, among other places in this Annual Report on Form 20-F, in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations”, "Description of Business" and "Description of Property." Forward-looking statements are subject to a variety of known and unknown risks and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. Uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•               risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•                results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•                mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;

•                the potential for delays in exploration activities or the completion of feasibility studies;

•                risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;

•                risks related to commodity price fluctuations;

•                the uncertainty of profitability based upon the Company's history of losses;

•                risks related to failure of the Company to obtain adequate financing on a timely basis and on acceptable terms;

•                risks related to environmental regulation, permitting and liability;

•                political and regulatory risks associated with mining and exploration;

•                other risks and uncertainties related to the Company's prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “Risk Factors”, “Information on the Company” and “Operating and Financial Review and Prospects” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Although the forward-looking information contained in this Annual Report is based upon what the Company’s management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with such information. Forward-looking information reflects management’s current beliefs and is based on information currently available to the Company. The forward-looking information is made as of the date of this Annual Report. The Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

- vi -

PART I

ITEM 1: Identity of Directors, Senior Management and Advisors

Not Applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not Applicable.

ITEM 3: Key Information

Unless expressed otherwise, all dollar amounts in this Annual Report are expressed in Canadian dollars.

Since June 1, 1970, the Government of Canada adopted a floating exchange rate to determine the value of the Canadian dollar as compared to the US dollar. On August 27, 2012, the exchange rate in effect for Canadian dollars exchanged for US dollars, expressed in terms of Canadian dollars was $0.9892. This exchange rate is based on the noon buying rates of the Bank of Canada, as obtained from the website www.bankofcanada.ca.

For the past five fiscal years ended May 31, 2012, and for the six month period between March 31, 2012 and August 24, 2012 the following exchange rates were in effect for Canadian dollars exchanged for US dollars, calculated in the same manner as above:

Period	Average
Year ended May 31, 2008	$1.0142
Year ended May 31, 2009	$1.1575
Year ended May 31, 2010	$1.0629
Year ended May 31, 2011	$1.0065
Year ended May 31, 2012	$0.9994

Period	Low	High
Month ended March 31, 2012	$0.9849	1.0015
Month ended April 30, 2012	$0.9807	1.0039
Month ended May 31, 2012	$0.9839	1.0349
Month ended June 30, 2012	$1.0178	1.0418
Month ended July 31, 2012	$1.0014	1.0214
Period ended August 27, 2012	$0.9864	1.0062

A. Selected Financial Data

Following is selected financial data of the Company, expressed in Canadian dollars, for the fiscal years ended May 31, 2012 (“2012”) and May 31, 2011 (“2011”), derived from the consolidated annual financial statements of the Company, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements for the year ended May 31, 2012 and its comparative periods were prepared in accordance with IFRS as issued by the IASB. Subject to certain transition elections disclosed in note 15 of these statements, the company has consistently applied the same accounting policies in its opening IFRS statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 15 of these statements further discloses the impact of the transition to IFRS on the company's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the company’s consolidated financial statements for the year ended May 31, 2011.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The selected financial data below, derived from the consolidated annual financial statements of the Company, is presented in accordance with IFRS as issued by the IASB.

		Year		Year
		Ended May 31,		Ended May 31,
(CAD$)		2012		2011
IFRS
Revenue	$	Nil	$	Nil
Net Loss and Comprehensive Loss		$(248,817)		$(408,907)
Loss Per Share – Basic and Diluted		$(0.00)		$(0.01)
Dividends Per Share	$	Nil	$	Nil
Period-end Shares		81,163,032		76,271,891
Share Capital		$16,533,842		$16,533,842
		As at May 31, 2012		As at May 31, 2011
Cash and cash equivalents		$137,752		$1,177,679
Short term investments		$25,537		$25,286
Working Capital		$168,570		$1,155,078
Mining Interests		$5,225,781		$4,568,757
Long-term Debt	$	Nil	$	Nil
Shareholders’ Equity		$5,394,351		$5,643,168
Total Assets		$5,501,613		$5,865,572
		As at June 1, 2010
Cash and cash equivalents		$1,432,824
Short term investments		$25,037
Working Capital		$1,407,869
Mining Interests		$4,149,771
Long-term Debt	$	Nil
Shareholders’ Equity		$5,557,640
Total Assets		$5,660,623

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons For The Offer and Use Of Proceeds

Not Applicable.

D. Risk Factors

An investment in our common shares (the “Shares”) is highly speculative and subject to a number of known and unknown risks. Only those persons who can bear the risk of the entire loss of their investment should purchase our securities. An investor should carefully consider the risks described below and the other information that we file with the SEC and with Canadian securities regulators before investing in our common shares. The risks described below are not the only ones faced. Additional risks that we are not currently aware of or that we currently believe are immaterial may become important factors that affect our business. If any of these risks occur, operating results and financial conditions could be seriously harmed, the market price of our common shares could decline and the investor may lose all of their investment. The risk factors set forth below and elsewhere in this Annual Report, and the risks discussed in our other filings with the SEC and Canadian securities regulators may have a significant impact on our business, operating results and financial condition and could cause actual results to differ materially from those projected in any forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

In addition to other information in this Annual Report, you should carefully consider the following risk factors in evaluating our business.

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

In the remote possibility that we place any of our properties into production, of which there can be no assurance, we would face numerous risks associated with mining operations. These risks include adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes, and the inability to maintain the infrastructure for our production activities. Mining and mining exploration is risky, presenting potentially dangerous conditions for workers. Large, heavy equipment and machinery is used and toxic substances are utilized and encountered in exploration, extraction, and processing. Misuse and accidents could result in serious injury and death to personnel. Such events could be caused by numerous factors including faulty equipment, unsafe practices, explosions, fires, natural phenomenon (such as lightening, mudslides, cave-ins, etc.), which may be impossible to avoid and protect against. In the event of any such misuse, accidents or natural disasters, personnel could be injured and killed, and mining operations suspended or terminated. In addition, any future development activities, of which there can be no assurance, would depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could make it very difficult, if not impossible, to engage in any development activities and force us to incur expenses that we had not planned on spending.

Calculations of Mineral Reserves and of Mineralized Material are Estimates Only, Subject to Uncertainty Due to Factors Including Metal Prices, Inherent Variability of the Ore, and Recoverability of Metal in the Mining Process. There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until mineral reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of mineral reserves and ore may vary depending on metal prices. Estimates of mineral resources under Canadian guidelines are subject to uncertainty as well. The estimating of mineral reserves and mineral resources under Canadian guidelines is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or estimate of mineral resources under Canadian guidelines, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral reserves or mineral resources under Canadian guidelines may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral reserves or mineral resources under Canadian guidelines. Any material change in the quantity of mineral reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Because We Have No Revenue Producing Operations, We are Dependent Upon Our Ability to Raise Funds In Order to Continue Our Exploration Activities. Since inception, the Company has not generated any revenues from mining operations. As of May 31, 2012, the Company had an accumulated deficit of approximately $21.6 million. With limited cash resources, it will be necessary in the near and over the long term to raise substantial funds from external sources to maintain our interests in our various properties in the United States, Canada and Peru, to acquire, explore, and if warranted, develop other mineral properties, participate in other projects and provide sufficient cash to fund operations. In order to meet future expenditures and cover administrative and exploration costs beyond May 31, 2013, the Company will need to raise additional financing. There is no assurance that we will be able to raise the funds on acceptable terms, or at all. The uncertainties related to raising additional financing cast substantial doubt upon the Company’s ability to continue as a going concern. If we do not raise these funds, we would be unable to pursue our planned business operations and investors could lose their investment. If we are able to raise these funds, it is likely that investors will experience dilution of their interests, which could result in a decrease in the value of their Shares.

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

We Are Not Engaged in Mining Operations; In the Event We Engage in Mining Operations in the Future, We Would Face Substantial Regulation Which Would be Very Costly to Comply With. We are not engaged in any mining operations at the present time and there can be no assurance we will ever engage in any mining operations in the future. All of our current activities are exploratory in nature. If our exploration activities uncover a commercially mineable mineral deposit, of which there can be no assurance, we plan to take the necessary steps to commence mining operations. Mining operations in the Canada and Peru are subject to federal, provincial, state and local laws relating to the protection of the environment, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed with material adverse effect on the Company's activities. Moreover, compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage, which it may elect not to insure against due to prohibitive premium costs and other reasons.

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on its operating results. A portion of the Company’s operations are located in foreign countries, which makes it subject to foreign currency fluctuations. Future costs in Peru, if we continue with the project may increase due to exchange rate fluctuations.

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

We Do Not Have Insurance; We Will Not Be Able to Insure Against All Possible Risks. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Although the Company intends to obtain insurance to protect against certain risks in such amounts as it considers to be reasonable, it does not have any insurance at the present time. If and when insurance is obtained, of which there can be no assurance, the insurance will not cover all the potential risks associated with a mining Company’s operations. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

Adverse Government Policies and Environmental Risks Could Harm Our Business; The Amount of Capital Necessary to Meet All Environmental Regulations Associated with Our Exploration Programs Could Be In An Amount Great Enough to Force the Company to Cease Operations. Reference is made to “Item 4. Information on the Company. B. Business Overview.” for a discussion of the regulatory issues facing the Company. The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian and Peru governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, and developments of, our projects. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

Our Stock is a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our Shares are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our Shares. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our Shares.

Our Stock Is Thinly Traded. The trading market for our shares is not always liquid. The market price of our Shares has ranged from a high of $0.08 and a low of $0.03 during the twelve month period ended May 31, 2012. Although our Shares trade on the Toronto Stock Exchange, the volume of Shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our Shares.

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

The Company believes it is likely a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders. U.S. shareholders should be aware that the Company believes it was classified as a passive foreign investment company (“PFIC”) during the tax year ended May 31, 2012, and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election (“QEF Election”) or a "mark-to-market" election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of the Company's net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. shareholders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. shareholders with information that such U.S. shareholders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. shareholder wishes to make a QEF Election. Thus, U.S. shareholders may not be able to make a QEF Election with respect to their common shares. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading “Certain United States Federal Income Tax Considerations.” Each U.S. shareholder should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

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

Foreign Operations. At present, a portion of the operations of Grandview are located in Peru, as a result, our operations are exposed to various levels of political, economic and other risks and uncertainties associated with operating in foreign jurisdiction. These risks and uncertainties include, but are not limited to, currency exchange rates, import or export controls, local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labor disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency remittance, taxation, governmental regulations that may require the awarding of contracts of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction, changes, if any, in mining or investment policies or shifts in political attitudes in Peru and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation, which may adversely affect our operations. Additionally, any local political unrest could have debilitating impact on operations, and at its extreme, could result in damage and injury to personnel and site infrastructure.

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

On November 2, 2000, the cease trade order referenced above was lifted and on February 4, 2003 the cease trade order was re-issued for late filing of financial statements. During this same period, the Company determined that the initiative to invest in high technology companies was unfavorable, as much of the technology industry became mired in a well-documented ‘tech burst’ that bottomed out in late 2001. As such, the Company decided to re-instate the original business mandate and build a team focused on mineral exploration and development.

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

The Company’s executive office is located at:

330 Bay Street, Suite 820 Toronto, Ontario, M5H 2S8 Canada

Its registered and records office is located at Suite 1000, 36 Toronto Street, Toronto, Ontario, Canada. Its telephone number is (416) 486-3444.

Capital Expenditures

The table below shows historical capital expenditures incurred before write-downs:

Fiscal Year	Expenditures
Fiscal 2001 (1)	$0
Fiscal 2002 (1)	$0
Fiscal 2003 (1)	$0
Fiscal 2004 (1)	$562
Fiscal 2005 (1)	$407,899
Fiscal 2006 (1)	$2,556,530
Fiscal 2007 (1)	$3,447,602
Fiscal 2008 (1)	$3,037,694
Fiscal 2009 (1)	$620,297
Fiscal 2010 (1)	$706,978
Fiscal 2011 (2)	$418,986
Fiscal 2012 (2)	$657,024

__________________
(1) Under Canadian Generally Accepted Accounting Principles (“CGAAP”)
(2) Under International Financial Reporting Standards (“IFRS”)

C. Business Overview

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not currently engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (“Dixie Lake”) (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) a 100% interest in 12 unpatented claims and 2 patented claims located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in one unpatented mineral claim located in Manitoba, Canada, (the "Bissett Gold Camp Claim"), and (v) an option to acquire up to a 100% interest in two mineral claims covering 400 hectares (“Giulianita Property”) near Suyo District, Ayabaca Province, Piura Department, Peru. Based on management's assessment, there are no impairment indicators of non-financial assets that have been noted for the year ended May 31, 2012.

During Fiscal 2012 the Company completed a 9 hole, 2021.79 metre drill program at Dixie Lake in an attempt to verify historic drill results from previous operators and combine that data with more recent work to produce a NI 43-101 compliant resource estimate for the 88-4 mineralized zone. Final results of the program and report are not complete at the time of this filing. At Sanshaw-Bonanza a limited deep IP program was carried out over the ice on Red Lake in an attempt to identify potential drill targets on the property. The results indicate that several anomalies require follow up, including possible diamond drilling. The Company will continue to evaluate future work programs at both Dixie Lake and Sanshaw-Bonanza based on these recent programs. No work was carried out at Loisan, however it remains a key property holding as it lies contiguous with GoldCorp's mine property in Red Lake.

At Giulianita the Company continues to work with local community leaders, mining groups and other leaders to reach a resolution to the surface access rights impasse that has thwarted exploration and development. Recent changes in Peruvian tax law and efforts by the Peruvian government to eliminate illegal mining and processing of gold ores throughout the country have led to significant changes to the political and economic situation in the region over the past 6 months. The Company has increased efforts to gain surface access rights with the community and a number of meetings have been held and are also planned over the next quarter. Though the Company has not secured it's rights, we remain confident that we will be given the opportunity to explore and develop the project in the near future.

There has been no work on the Bissett Gold Camp Claim, but the claim remains in good standing. There are no plans for future work at this time.

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

On June 28th, 2011 the Company issued a press release announcing that the Company would cease funding work efforts at the Guilianita Property until such time as the local community was able to deliver the necessary documentation and permissions for the Company to carry out unfettered exploration and development work. Work and payment commitments under the Option agreement were also suspended. The Company intends to fully protect its mineral titles in Peru and remains committed to honor the community proposal that has been in the hands of the community executive for many months. In March 2012 the Peruvian government announced a series of new taxation and legal laws to reduce or eliminate illegal small-scale mining and processing throughout Peru. In the Department of Piura, the new efforts by the Peruvian government had an immediate effect on the local itinerant miners and the Company renewed more intensive discussions with local community representatives and political leaders in an attempt to gain the surface access rights that it has sought since signing the agreement in 2009.

Due to past exploration results and lack of interested parties, the Company decided to let claims reaching expiry period lapse over the past year and will not expend any further exploration dollars to maintain existing claim packages within the Province of Manitoba.

In fiscal 2012, the Company concentrated most of its exploration effort on a summer drill program at Dixie Lake and a short geophysical program during the winter at Bonanza. Drilling at Dixie focused on twinning historical holes and new holes designed to fill gaps in the database that would facilitate the evaluation of the historic resource and bring it to NI 43-101 standard. At Bonanza the Company completed a deep 3D IP survey over the central portion of the claims groups in an attempt to identify any deep-seated drill targets previously undetected.

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

(i)	the costs involved in acquiring and maintaining the property; and

(j)

the price of the precious or base minerals. For example, the price of one ounce of gold for the years 2007 to 2012 (London Fixed price reported in $US) ranged from a low of $US 608 on January 10, 2011 to a high of $US 1,895 on September 6, 2011. As at August 21, 2012 the closing price of gold was $US 1,639.50 per ounce. Our analysis ill rely upon the estimates and plans of geologists, mining engineers, metallurgists and other experts.

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

The Company has or will make application to the appropriate agencies for permits and licenses relating to those properties upon which the Company intends to carry out work. For those mineral properties in which the Company has an interest but is not the operator of the work programs, application for the required permits and licenses and the posting of the reclamation bonds will be made by the party entitled to carry out exploration work on the property. The Company believes that it is currently in compliance with all applicable environmental laws and regulations in the Provinces of Manitoba and Ontario, Canada and in Peru.

D. Organizational Structure

The Corporation has a wholly owned subsidiary incorporated pursuant to the laws of Nevada on July 16, 2008, under the name Grandview Gold (USA) Inc. Grandview Gold (USA) Inc. was incorporated to hold the Corporation's interest in its Nevada property. As of May 22, 2009 the Corporation announced the termination of its Nevada operations and no interest exists within the subsidiary.

On July 26, 2009 the Corporation created a wholly owned subsidiary pursuant to the laws of Peru under the name Recuperacion Realzada S.A.C. with the intent to hold the Corporation’s Peruvian interests.

E. Property, Plants and Equipment

General

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not currently engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (“Dixie Lake”) (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) a 100% interest in 12 unpatented claims and 2 patented claims located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in one unpatented mineral claim located in Manitoba, Canada, (the "Bissett Gold Camp Claim"), and (v) an option to acquire up to a 100% interest in two mineral claims covering 400 hectares (“Giulianita Property”) near Suyo District, Ayabaca Province, Piura Department, Peru.

Dixie Lake Property, Red Lake Mining Division, Ontario

The Company has acquired a 67% interest in 49 unpatented mineral claims located in the Red Lake Mining Division, Ontario (the “Dixie Lake Property”). Originally, the Company acquired the option pursuant to an agreement dated August 26, 2005 (“Option Agreement”) with Fronteer Development Group Inc. (“Fronteer”). To acquire a 51% interest the Company was required (i) to incur exploration expenditures on the Dixie Lake Property of at least $300,000 on or before July 11, 2006, which it did, and (ii) make the following cash payments to Mr. Perry English (“English”), the individual who in 2002 originally granted Fronteer an option to acquire the Dixie Lake Property: (a) $10,000 on signing the Option Agreement, which it did (b) $25,000 on or before July 11, 2006, which it did, and (iii) $40,000 on or before July 11, 2007 (which it did). In April 2011, Fronteer completed a transaction with Newmont Mining Corp (“Newmont”) whereby Newmont purchased all assets of Fronteer. The deal had no immediate impact on the Company’s joint venture agreement. There is no known commercially mineable mineral deposit on the Dixie Lake Property.

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

Grandview Gold – Fronteer Option Agreement

Under the terms of the Option Agreement with Fronteer the Company had the right to acquire a 51% interest in the Dixie Lake Property by (i) incurring $300,000 in exploration expenditures by July 11, 2006, which it completed, and (ii) paying English a total of $75,000 by July 11, 2007 and by Fronteer fulfilling its remaining obligations to (i) issue to English 20,000 of its shares upon the signing of the Option Agreement with the Company, and (ii) issuing to English 20,000 shares of its common stock by July 11, 2006, which it did. In the summer of 2007 the Company presented to Fronteer a detailed accounting of the $1,711,000 U.S. it had spent on exploration of the property. Fronteer has informed the Company that it had fulfilled its obligations under the Option Agreement and that the Company had earned a 51% interest in the Dixie Lake Property. Fronteer also advised the Company that it would be reducing its 49% participating interest in the property, to a 33% participating interest, thereby increasing the Company’s interest to 67%.

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

Figure 1. General Location Map; Dixie Lake Project

Figure 2. Dixie Lake Claim Map.

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

During fiscal 2009 the Dixie Lake project saw limited geological work due to work commitments on other projects and limited funding. Work centered primarily on report writing with respect to the 2009 winter drilling program and further geological interpretation and computer modeling. Gemcom was contracted to consolidate all drilling data and model mineralised zones at both the 88-04 Zone and limited information on the NS Zone. That modeling was used as the basis for an exploration program to be carried out in the summer of 2009 on the Property.

June 2009 the Company completed a diamond drill program of 6 NQ drill holes for a total of 1556.8 metres. The holes were designed to test mineralisation intersected from previous drilling, specifically, extensions to & infill of, the 88-4 Zone, continuity between the 88-4 Zone & the 88-4 extension, & the high grade quartz veining, South of the 88-4 Zone. Gemcom software modeling of the drill database produced additional drill targets based on previous anomalous gold intersections tied to the known geology.

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

During fiscal 2012 the Company completed a 9 hole, 2,021.79 metre drill program on the 88-4 Zone. The purpose of the drill program was to verify historic drill results from previous operators and the Company so that information could be used in a new resource estimate that would meet NI 43-101 standards. The best assay results include 11.3 m assaying 6.90 g/t Au from hole DL-05, 10.9 m grading 2.24 g/t Au from hole DL-11-03 and 11.1 m assaying 1.04 g/t Au from hole DL-11-02. At the time this document was published the full report has not been completed. As appropriate, the information will be released once the revised resource estimate and model has been completed.

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

Figure 3: Loisan Property Location Map

There are no parks or developments other than several year-round homes are located on surface rights of some of the claims. The property can be easily accessed by boat, ski-doo, motor vehicle, or float plane.

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

In fiscal 2008, the Company completed a five (5) hole diamond drill program totaling 1,087 meters. The drill program targeted geophysical and structural targets beneath the waters of Red Lake and thus drilling was carried out during the winter months in early 2008 when sufficient ice thickness was present.

Three holes targeted what is believed to be the southwest extension of a structural corridor from the Goldcorp/Premier Gold Bonanza property immediately adjacent to the Company’s property. The drilling contractor had difficulties reaching bedrock and coring and after several attempts the holes were abandoned. The drill was pulled back to a land based setup and two holes were successfully drilled on the margin of the historic Orlac Deposit. Gold bearing mineralization was encountered in holes BS-08-03 and BS-08-04 in proximity to a granite-volcanoclastic contact zone. The following table summarizes these results:

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

Mining Operations

The Corporation has not carried out any mining operations on the Giulianita Property.

Exploration and Development

During the 2011 fiscal year the Company the continued to work with local community representatives and groups to gain the surface access rights permission necessary to carry out exploration and development on the property. On June 28th, 2011 the Company issued a press release announcing that the Company would cease funding work efforts at the Property until such time as the local community was able to deliver the necessary documentation and permissions for the Company to carry out unfettered exploration and development work. Work and payment commitments under the Option agreement have also been suspended. The Company intends to fully protect its mineral titles in Peru and remains committed to honor the community proposal that has been in the hands of the community executive for many months. The Company has resubmitted a request proposal to the community and is awaiting their response. The Company is optimistic that a resolution to the surface access rights may be achieved in the coming months and is working on a plan to restart financing and work programs when appropriate. On August 18, 2012, the Company finalized an amendment to the Option agreement. As per the amendment, the terms of the agreement are suspended until the local community grants the Company the necessary surface access rights. At such time that the Company is granted the rights, the terms of the agreement will resume. If the Company has not received the rights by May 31, 2013, it will relinquish its interest in the property and will be released from any obligations under the terms of the agreement.

Bissett Gold Camp, Manitoba

The Company acquired its initial interest in the Bissett Gold Camp on April 1, 2005. Currently the Bissett Gold Camp project consists of one mining claim, the Mel claim, located in the central area of the Bissett Gold Camp situated near the Manitoba/Ontario provincial border and approximately 240 kilometres northeast of Winnipeg. While the Company hopes to find gold on this property, there is no known commercially mineable mineral deposit on this property, and there can be no assurance that a commercially mineable mineral deposit exists on this property.

The Company had in the past had a significant landholding with the Bissett Gold Camp (GVG, Banksian and Angelina properties) but several exploration programs over the course of 4 years proved ineffective in identifying and significant mineralization with the potential to convert into an economic project. As a result, no effort was made to focus any further resources towards maintaining the claim groups in good standing. Apart from the sale of claims to Centerpoint and the Mel claim, the Company no longer has any active projects in the Province of Manitoba.

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

ITEM 5: Operating and Financial Review and Prospects

The following is a discussion of the results of operations of the Company for the fiscal years ended May 31, 2012, May 31, 2011 and May 31, 2010, and should be read in conjunction with the audited financial statements of the Company for such periods, together with the accompanying notes, included elsewhere in this Annual Report. Unless indicated otherwise, all references herein are to Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar.

The Company’s audited annual financial statements for the year ended May 31, 2012 with comparative information for 2011 was prepared in accordance with IFRS as issued by the IASB. Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars. Please see Item 3. Key Information for exchange rate information for the Canadian dollar. The comparative financial information of fiscal year 2011 has been restated to conform to IFRS, unless otherwise stated. A summary of the required changes is contained in Note 15 to the audited financial statements for 2012. A summary of the differences in Canadian GAAP and US GAAP, which affects the Company, is contained in Note 15 to the audited financial statements for 2011. A summary of the differences in IFRS and US GAAP is not required for financial statements prepared under IFRS, and accordingly has not been prepared for the fiscal year ended May 31, 2012.

Overview

Grandview is a mineral exploration company focused on the acquisition and exploration of gold and other precious metal properties in the Canada and Peru. At the present time none of the Company’s properties contain a known commercially mineable mineral deposit.

The Company is engaged in the exploration and, if warranted, development of mineral properties in Canada and Peru. The Company is an exploration stage company and is not currently engaged in any mining operations, and there can be no assurance it will ever engage in mining operations. To date, its only mining interests are (i) a 67% interest in the Dixie Lake Property, located in the Red Lake Mining District, Ontario, Canada (“Dixie Lake”) (ii) a 100% interest in eight mining claims in the Red Lake Mining District, Ontario, Canada (the “Loisan Property”), (iii) a 100% interest in 12 unpatented claims and 2 patented claims located in the Red Lake Mining District, Ontario, Canada (the “Sanshaw-Bonanza Property”), (iv) a 100% interest in one unpatented mineral claim located in Manitoba, Canada, (the "Bissett Gold Camp Claim"), and (v) an option to acquire up to a 100% interest in two mineral claims covering 400 hectares (“Giulianita Property”) near Suyo District, Ayabaca Province, Piura Department, Peru.

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

Due to past exploration results and lack of interested parties, the Company decided to let its Manitoba mineral claims reaching expiry period lapse over the past year and did not expend any further exploration dollars to maintain existing claim in good standing.

On July 15, 2009 the Corporation announced the signing of a Binding Memorandum of Understanding through its wholly-owned subsidiary Recuperación Realzada S.A.C., with a private Peruvian Group which grants a two-stage option (the "Option") to acquire up to a 100% interest in a 400 hectare property located in the Suyo District, Ayabaca Province, Piura Department, Peru.

The Company concentrated most of its resources on exploration the Giulianita Project in the Piura Department, Peru, exploring for and evaluating other potentially economic small-scale mining opportunities In Peru. During the 2011 fiscal year the Company continued to work with local community representatives and groups to gain the surface access rights permission necessary to carry out exploration and development on the property. On June 28th, 2011 the Company issued a press release announcing that the Company would cease funding work efforts at the property until such time as the local community was able to deliver the necessary documentation and permissions for the Company to carry out unfettered exploration and development work. The Company intends to fully protect its mineral titles in Peru and remains committed to honor the community proposal that has been in the hands of the community executive for many months.

There is no known commercially mineable mineral deposit on any of these properties, and there can be no assurance that a commercially mineable mineral deposit exists on any of these properties.

Giulianita Property, Peru

The Company, through its subsidiary Recuperacion, has an option to acquire 100% of the Giulianita property in Ayabaca Province, Piura Department, Peru, through a two-stage option. The option provides the Company with a right to earn an 80% interest in the Giulianita property by: (i) making a cash payment of $20,000 US dollars upon signing the agreement, which the Company has done, and by incurring $1.4 million in exploration and development expenditures; and (ii) issuing o total of two million common shares of the Company over a three-year period. As at the date of this agreement, these expenditure obligations remain suspended until the local community provides necessary surface access rights on the property.

The remaining 20% may be acquired by making an additional payment of $300,000 US dollars and issuing a further 250,000 common shares of the Company prior to the third anniversary date of the agreement. Efforts focused on negotiations with various communities for surface access rights to the project area and working with local community groups, government groups and consulting engineering groups in advance of surface exploration work. As at the date of this document, these payment obligations remain suspended until the local community provides necessary surface access rights on the property.

On August 18, 2012, the Company finalized an amendment to the option agreement. As per the amendment, the terms of the agreement are suspended until the local community grants the Company the necessary surface access rights. At such time that the Company is granted the rights, the terms of the agreement will resume. If the Company has not received the rights by May 31, 2013, it will relinquish its interest in the property and will be released from any obligations under the terms of the agreement.

During fiscal 2012, the Company spent $117,099 on preliminary exploration and fieldwork and property acquisition costs, compared with $370,916 for 2011, and $275,804 for 2010. Cumulative exploration and acquisition costs incurred from the inception of the exploration stage to May 31, 2012 were $763,819.

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

Grandview had previously completed expenditure requirements to earn a 60% interest in the property as per an option agreement with EMCO dated February 7, 2007. To acquire the remaining 40% interest in the property, the Company paid EMCO $25,000 CAD in cash and issued 50,000 common shares in its capital. Also, the Company expanded the property parcel by acquiring two unpatented claims and two patented claims from Perry English (“English”) for aggregate consideration of $60,000 CAD in cash and the issuance of 500,000 common shares in its capital. Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the property from English for $25,000 CAD cash. Cumulative expenditures related to the Transaction totaled $110,000 CAD cash and 550,000 common shares of the Company.

Exploration costs of $539,624 were incurred during 2012. Exploration costs of $48,070 and $431,174 respectively were incurred during 2011 and 2010 on the Red Lake Properties. Cumulative exploration costs incurred from the inception of the exploration stage to May 31, 2012 are $4,461,639.

Rice Lake Properties – Bissett, GVG, Angelina and Banksian in Manitoba, Canada

Grandview owns a 100% interest in one (1) mining interests, the Mel Claim, located in Manitoba, Canada (the “Bissett Gold Camp Claim”).

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

On September 30, 2004, the Company completed a private placement offering of up to 175,000 common shares at the subscription price of $1.00 per common share for total gross proceeds of $175,000. The proceeds from the offering were used by the Company to fund its general working capital requirements

On December 23, 2004, the Company completed a private placement offering of up to 1,005,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $1.50, at the subscription price of $1.00 per unit for total gross proceeds of $1,005,000. The proceeds from the offering were used by the Company to fund its exploration programs at the Pony Creek / Elliott Dome Property, Nevada and general working capital.

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

The Company raised gross proceeds of $1,559,999 by way of a non-brokered private placement concluded on December 28, 2006. The private placement consisted of 2,399,998 flow-through units at a price of $0.65 per unit. Each unit consists of one flow-through common share of the Company and one-half of one non-flow-through share purchase warrant. Each whole warrant is exercisable at a price of $1.40 for a period of 24 months from closing to acquire one common share of the Company. The Company paid a finder’s fee of 8 percent of the gross proceeds raised under the private placement and issued finder’s options to acquire non-flow-through Units of the Company at a price of $0.65 per unit for a period of 24 months from closing. The proceeds from the Unit offering were used to fund the Company’s Canadian gold exploration programs at the Rocky Ridge Property in Manitoba, the Rice Lake Properties in Manitoba and the Red Lake Properties in Ontario.

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

On December 21, 2007, the Company completed a private placement offering of 1,312,000 units, with each such unit being comprised of one common share and one half of one purchase warrant where each whole purchase warrant is exercisable into one additional common share upon payment of $0.70, at the subscription price of $0.55 per unit and 605,000 flow through common shares at $0.65 per flow through common share for total gross proceeds of $1,114,850. The proceeds from the offering were used by the Company to fund its exploration programs on its Canadian and US properties and for general working capital. On December 28, 2007, the Company completed a non-brokered private placement resulting in the issuance by the Company of a total of 538,000 flow through common shares at a price of $0.65 per flow through common share for gross proceeds of $349,700. The proceeds from the offering were used by the Company to fund its exploration program on its Canadian properties.

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

On December 31, 2010 the Company closed a non-brokered private placement with MineralFields Group resulting in the issuance by the Company of a total of 8,066,666 flow through units at a purchase price of $0.075 per unit for gross proceeds to the Company of $605,000. Each flow-through unit consists of 1 commons share of Grandview issued on a flow-through basis and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one further common share on a non-flow through basis at a price of $0.15 for the first 12 months and following issuance and $0.20 for the second 12 months following issuance. In connection with this offering Grandview also paid a cash fee of 6% of the gross proceeds raised under the offering and also issued 604,999 finder’s warrants each entitling the holder to acquire one common share and one-half of one common share purchase warrant at an exercise price of $0.075 per finder's warrant. The warrants underlying the finder's warrants are exercisable on the same terms as the offering. The proceeds from the offering were used by the Company to fund its exploration programs on its Canadian properties.

A. Operating Results

For the past three years the Company’s activities have concentrated on acquiring interests in mining properties in Canada and Peru, and exploring these mining properties and the mining properties in which it may earn an interest, as described above. During this time, no revenues were realized. The Company has funded operations during the period through the sale of its Shares.

Year ended May 31, 2012 compared with years ended May 31, 2011 and May 31, 2010

Grandview incurred a net loss of $248,817 for 2012, compared with $408,907 for 2011. The reason for the variance is attributable to a decrease in general and admin expenses of 81,523 incurred during 2012. In addition, Grandview recognized $80,667 of revenue for the premium on Flow-through shares issued in December 2010. Grandview incurred a net loss of $408,907 for 2011, compared with $880,403 for 2010. The reason for the variance is attributable to share-based payment expense of $449,491 incurred during 2010, compared with $Nil for 2011.

Cash flows used in operating activities for 2012 of $382,903 compares with $413,261 for 2011 and $396,559 for 2010. The level of corporate and operational activity prior to 2009 was substantial, while 2010, 2011 and 2012 have seen low levels of exploration fieldwork and other corporate activities.

Grandview’s working capital on May 31, 2012 was $168,570 compared with $1,155,078 on May 31, 2011 and $1,407,869 on May 31, 2010. The decrease in working capital during the year ended May 31, 2012, was primarily due to expenditures incurred on the Company’s mining interests to complete its flow-through commitment of $605,000 and operating expenses.

The cash and short-term investment balance on May 31, 2012 was $163,289 respectively, compared with cash and short-term investments on May 31, 2011 of $1,177,679 and $25,286 respectively, and $1,432,824 and $25,037 respectively, on May 31, 2010. The decrease in cash and short-term investment during the year ended May 31, 2012, was primarily due to expenditures incurred on the Company’s mining interests to complete its flow-through commitment of $605,000 and operating expenses.

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

1,150,000 stock options were forfeited during 2012. 375,000 stock options were cancelled during 2011 and 250,000 stock options expired (no financial impact). 1,375,000 stock options expired during 2010 and 1,400,000 stock options were forfeited during 2010.

In 2012, the Company extended the expiration date of the 26,666,665 warrants issued on December 8, 2009 to December 3, 2012. They were scheduled to expire on December 3, 2011.

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

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependent on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

As of May 31, 2012, the Company has $137, 752 of cash and cash equivalents and $25,537 of short term investments.

In order to meet future expenditures and cover administrative and exploration costs beyond May 31, 2013, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance and there is substantial doubt that adequate funding will be available in the future, or available under terms favorable to the Company. If the Company is not able to secure sufficient financing, it is anticipated that payments on select amounts will be deferred to the extent possible, until additional financing is completed.

Three months ended May 31, 2012 compared with three months ended May 31, 2011 (presented on an IFRS basis)

Grandview incurred a net loss of $122,419 for the fourth quarter 2012, compared with $138,222 for the fourth quarter 2011. Cash flows used in operating activities for the fourth quarter 2012 of $59,680 compares with $43,346 for the fourth quarter 2011.

The general and administration expenses for the fourth quarters 2012 and 2011 respectively are reasonably consistent over the comparative periods.

The following tables set out financial performance highlights for the past eight quarters.

IFRS	Fourth Quarter May. 31, 2012	Third Quarter Feb. 29, 2012	Second Quarter Nov. 30, 2011	First Quarter Aug. 31, 2011
Revenue	$0	$0	$0	$0
Expenses	$122,788	$36,632	$88,245	$82,397
Net Loss and Comprehensive Loss	$(122,419)	$(36,570)	$(7,515)	$(82,313)
Net Loss Per Share – Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Cash Flows Used in Operating Activities	$(59,680)	$(106,871)	$(70,686)	$(145,666)
Cash and Cash Equivalents & Short-Term Investments, End of Period	$163,289	$252,553	$390,685	$643,649
Assets	$5,501,613	$5,566,321	$5,653,873	$5,442,629

IFRS	Fourth Quarter May. 31, 2011	Third Quarter Feb. 28, 2011	Second Quarter Nov. 30, 2010	First Quarter Aug. 31, 2010
Revenue	$0	$0	$0	$0
Expenses	$140,298	$98,636	$88,330	$84,321
Net Loss and Comprehensive Loss	$(138,222)	$(98,460)	$(87,967)	$(84,258)
Net Loss Per Share – Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Cash Flows Used in Operating Activities	$(43,346)	$(121,087)	$(140,233)	$(108,595)
Cash and Cash Equivalents & Short-Term Investments, End of Period	$1,202,965	$1,327,653	$993,568	$1,251,189
Assets	$5,865,572	$5,856,855	$5,442,629	$5,565,995

Proposed Transactions

There are no proposed transactions at this time, although the Company does continue to evaluate potential merger, acquisition, investment and joint venture opportunities.

Critical Accounting Estimates and Accounting Policies

The Company currently prepares its financial statements in accordance with IFRS and the preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amount of certain revenue and expenses during the period. Actual results could differ significantly from those estimates. The annual consolidated financial statements for the year ended May 31, 2012 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the annual consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Accounting Estimates

Recoverability of Mining Interests

When there are indications that an asset may be impaired, management is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of the value in use and the fair value less selling costs. Determining the value in use requires management to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate the present value. This is subject to estimates and judgements related to mining assets in the exploration and evaluation stage including the Company's right to mine, results of exploration activities and managements planned expenditures. The largest obstacle to the Company's recoverability of its mining interests is obtaining surface access rights in the Giulianita property. However, the Company is optimistic that a resolution to the surface access rights may be achieved in the coming months. Based on management's assessment no impairment indicators of nonfinancial assets have been noted for the year ended May 31, 2012 or for the year ended May 31, 2011.

Stock-Based Compensation

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as stockbased compensation in the statement of operations based on estimates of forfeiture, expected lives of the underlying stock options and volatility. For the year ended May 31, 2012 the Company recognized $Nil stockbased compensation expense (year ended May 31, 2011: $Nil).

Critical Accounting Judgments

Income taxes and recovery of deferred tax assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

New Accounting Standards and Interpretations

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement [“IAS 39”]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 9 on the financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures do not have the choice between equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. IFRS 11 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

There are no additional IFRS that will impact the Company’s financial statements as at the date of the annual financial statements.

Significant Accounting Policies

Please refer to Note 2 to the Company’s consolidated financial statements for the year ended May 31, 2012 for a full discussion of its significant accounting policies.

Basis of presentation

Grandview’s consolidated financial statements for 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective for the Company’s reporting for the year ended May 31, 2012. As these financial statements represent the Company's initial presentation of its results and financial position under IFRS, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS. The Company's consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The impact of the transition from Canadian GAAP to IFRS is explained in Note 15 to the audited consolidated financial statements for 2012.

Basis of consolidation

The audited consolidated financial statements for 2012 include the assets, liabilities, revenues and expenses of the Company and its wholly owned subsidiary, Grandview Gold (USA) Inc. ("Grandview USA") and Recuperacion Realzada S.A.C (“Recuperacion”). All significant intercompany transactions and accounts are eliminated upon consolidation.

Financial Instruments

Financial Assets

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs.

Financial assets are classified into the following categories: financial assets at 'fair value through profit or loss' ("FVTPL") and ‘loans and receivables‘. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

Financial Liabilities

Financial liabilities are classified as ‘other financial liabilities’ and are initially measured at fair value, net of transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or to the net carrying amount on initial recognition.

De-recognition of Financial Liabilities

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire. The Company’s financial instruments consist of the following:

Financial Assets:	Classification:

Cash and cash equivalents	Loans and receivables

Short term investments	FVTPL

Sundry receivable	Loans and receivables

Reclamation bond	Loans and receivables

Financial Liabilities:	Classification:

Accounts payable and other liabilities	Other financial liabilities

Financial Instruments Recorded at Fair Value

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices [unadjusted] in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly [i.e. as prices] or indirectly [i.e. derived from prices]; and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Off-Balance-Sheet Arrangements

There are no off-balance sheet arrangements.

B. Liquidity and Capital Resources

At May 31, 2012, the Company had working capital of $168,570 (May 31, 2011 – $1,155,078). The Company had $137,752 in cash and cash equivalents (May 31, 2011 - $1,177,679). The decrease in cash and cash equivalents and working capital during the year ended May 31, 2012, was primarily due to expenditures incurred on the Company’s mining interests to complete its flow-through commitment of $605,000 and operating expenses.

The Company does not earn any revenue from its exploration and development activities. While Grandview is dependent on the success of financing initiatives, management intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are to be the most promising.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast substantial doubt upon the Company's ability to continue as a going concern. Management is actively pursuing funding options, being financing and alternative funding options, required to meet the Company's requirements on an ongoing basis. Nevertheless, there is no assurance that these initiatives will be successful or sufficient. During the year ended May 31, 2012, the financial market climate has been very difficult for junior mining companies, such as Grandview. In addition, a local community in Peru has not granted permission to the Company to begin exploration or development of the Giulianita property. In June 2011, exploration activity, work commitments and payments under the Option agreement were suspended until the local community delivers key surface access rights to allow the Company to carry out advanced exploration and development plans on the property. The Company has resubmitted a request proposal to the community and is awaiting their response. The Company is working on a plan to restart financing and work programs when appropriate.

In order to meet future expenditures and cover administrative and exploration costs beyond May 31, 2013, the Company will need to raise additional financing. Although the Company has been successful in raising funds to date, there can be no assurance and there is substantial doubt that adequate funding will be available in the future, or available under terms favorable to the Company. If the Company is not able to secure sufficient financing, it is anticipated that payments on select amounts will be deferred to the extent possible, until additional financing is completed.

Since all of the Company’s interests are only at the exploration stage, the Company has no sources of revenue other than interest earned on its cash. The primary source of funding for the Company is the issue of equity capital.

The Company’s capital requirements in the future will be largely dependent upon the success of its various exploration programs. Until such time as a feasibility study is completed and a production decision is made with regard to one of the Company’s properties, it is expected that the only available source of future capital will be through the issuance of additional equity shares. The availability of equity capital, and the price at which additional equity could be issued, is dependent upon the success of the Company’s exploration activities, and upon the state of the capital markets generally. See Item 3D. Key Information: Risk Factors.

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

D. Trend Information

Not applicable.

E. Off-Balance Sheet Arrangements

The Company is not engaged in any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

Contractual Obligations	Total	Up to 1 year	1 - 3 years	4 - 5 years	After 5 years

Capital Lease Obligations	$nil	$nil	$nil	$nil	$nil
Operating Leases	$nil	$nil	$nil	$nil	$nil
Purchase Obligations	$nil	$nil	$nil	$nil	$nil
Other Long Term Obligations (2)	$nil	$nil	$nil	$nil	$nil
Total Contractual Obligations (1)	$1.4 million	$nil	$1.4 million	$nil	$nil
	$1.4 million	$nil	$1.4 million	$nil	$nil

(1) The Company, through its subsidiary Recuperacion and in accordance with an option agreement, may earn an 80% interest in the Giulianita project by spending $1.4 million over a three-year period on the property and issuing two million shares of the Company to a private Peruvian group. The Company may earn the remaining 20% by making an additional payment to this private Peruvian group of $250,000. To date, $150,000 of the $1.4 million obligation has been spent. On August 18, 2012, the property owner agreed to suspend the terms under the agreement until the Company is granted necessary surface access rights. At such time the terms of the agreement will resume. If the Company is unable to obtain the access rights by May 31, 2013, it will relinquish its rights to its interest in the property and will be released from any contractual obligations.

(2) The Company has spent the required funds raised in conjunction with the December 31, 2010, flow-through private placement on eligible Canadian exploration expenditures on or before December 31, 2011.

Reference is made to Item 4D. Information on the Company: Property, Plant and Equipment for a discussion of the above payment obligations.

ITEM 6: Directors, Senior Management, and Employees

A. Directors and Senior Management

Name	Title	Date of Birth	Date of First Election or Appointment
Paul Sarjeant	President and CEO	May 29,1960	November 1, 2006
Jack Austin	Chairman of the Board of Directors	March 2,1932	December 8, 2009
Richard Brown	Director	March 25,1958	March 26, 2004
Dr. Peter Born	Director	April 28,1953	June 7, 2007
Carmelo Marrelli	Chief Financial Officer	May 19, 1971	December 8, 2011
R. Ian Mitchell	Corporate Secretary	October 25,1977	November 7, 2005
Ken Hight	Director	October 9,1948	May 12, 2008
Ted Nunn	Director	December 12, 1948	December 8, 2009

A brief education and relevant work history of our Directors and Management follows:

Paul Sarjeant, President, CEO

Mr. Sarjeant holds a B.Sc Honours, Geological Sciences, graduating from Queen's University in 1983. Mr. Sarjeant began his career with Echo Bay Mines Ltd as a project geologist working on projects in the NWT, Archean greenstone belts, Lupin Mine peripheral project, and skarn properties in BC and Ecuador. He ascended to Senior Geologist, International Exploration Group, responsible for project evaluation outside of North America, including precious and base metals projects in South America, East Africa, South East Asia, Russia, Mongolia, Australia, New Zealand and Europe. From 1993 until 1996, he was President and CEO of Auric Resources - a precious metals exploration company focused on Peru. From 1999 until his October, 2006 appointment to the office of President and CEO of Grandview Gold, Paul operated a securities business focused on strategic planning and investment analysis where he earned his CFP designation, as a certified financial planner Mr. Sarjeant is also a member in good standing with the Association of Engineers and Geoscientists of British Columbia.

Jack Austin, Chairman of the Board of Director

The Hon. Jack Austin, P.C, Q.C. is a graduate in law from the University of British Columbia and Harvard Law School. He practiced law in Vancouver for nearly 20 years specializing in natural resource law, securities and finance. In public life he served for four years as Deputy Minister of Energy, Mines and Resources in Ottawa, one and a half years as Chief of Staff to Prime Minister Trudeau, Cabinet Minister in the Trudeau government (1981-1984), and in the Martin government (2003-2006). Mr. Austin served as a Senator representing British Columbia from 1975 to 2007. Currently he is Senior Advisor-International to Stern Partners Inc. a private investment group, a director of two public companies, and President of Centerpoint Resources Inc. of Vancouver, a private company owned by Canadian and Chinese investors in the natural resources sector.

Richard Brown, Director

Mr. Brown is a partner at Alpha Resource Management Inc. Mr. Brown is a former partner with Osprey Capital (a private investment banking firm based in Toronto, Canada). Mr. Brown brings to the Company experience in public company administration, as he was previously chief financial officer of Navitrak International Company, a publicly traded company. Mr. Brown was responsible for all financial aspects of Navitrak, including raising over $6 million in equity, the negotiation of bank facilities, acquisitions and the development of their business strategy. Prior to Navitrak, Mr. Brown spent ten years with the Bank of Nova Scotia and Scotia Capital Markets in New York, acting as Vice President from 1992-1997. During this time he worked as a corporate lending officer and head of investment grade fixed income origination, focusing primarily on Canadian issuers accessing the U.S. capital markets. Mr. Brown holds a Masters degree in finance from the Daniels School of Business at the University of Denver and a BA in Economics from the University of Guelph. Mr. Brown currently spends a minimum of 12 hours per week on the affairs of the Company. Mr. Brown also holds the position of Director on the Boards of: Phoenician Holdings Corp. and Navitrak International Corp.

Dr. Peter Born, Director

Dr. Born is a senior geologist with over 30 years of experience exploring and evaluating mining properties for senior and junior Canadian and United States resource companies. Dr. Born has been awarded on three occasions Canada’s National Science and Engineering Research Council Post Graduate Scholarship. He is currently working from his Ottawa-based consulting firm for Canadian and United States resource companies. Dr. Born is a director of several TSXV companies and acts as Vice President of Exploration for Athabasca Uranium Inc.

Carmelo Marrelli, Chief Financial Officer

Mr. Marrelli, a Chartered Accountant and Certified General Accountant, Mr. Marrelli is also a member of the Institute of Chartered Secretaries and Administrators of Canada and holds a Bachelor of Commerce degree. He has experience in auditing and investment accounting, and as principal of Marrelli Support Services Inc., he directs and oversees the accounting function for the Group and its clients. Mr. Marrelli is also the Chief Financial Officer of several public junior mining companies.

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

Compensation

The compensation for the Company’s executive officers for the fiscal years ended May 31, 2012, May 31, 2011, and May 31, 2010 is as set out below:

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units (#)	All Other Compensation ($)
Paul Sarjeant President,	2012	112,500	Nil	Nil	Nil	Nil	Nil
CEO and Director(1)	2011	150,000	Nil	Nil	Nil	Nil	Nil
	2010	150,000	Nil	Nil	650,000	Nil	10,000
Ernest Cleave	2012	21,000	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer(2)	2011	36,000	Nil	Nil	Nil	Nil	Nil
	2010	36,000	Nil	Nil	Nil	Nil	Nil
Carmelo Marrelli	2012	7,500	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer(3)	2011	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1.	Mr. Sarjeant became the President, CEO and Director of the Company on November 7, 2006.
2.	Ernest Cleave was retained to act as CFO of the Company on January 6, 2006. Ernest Cleave stepped down as CFO of the Company, effective November 30, 2011.
3.	Carmelo Marrelli was retained to act as CFO of the Company on December 8, 2011.

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

Incentive Stock Options Granted

There were no individual grants of options to purchase or acquire Shares to the Company’s executive officers during 2012. The total outstanding stock options granted to executive officers as at May 31, 2012 is shown in the table below.

Name	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Paul Sarjeant	600,000	$0.68	$0.67 (1)	27-Sep-12
	650,000	$0.15	$0.12 (2)	23-June-15

Notes:

(1)	Closing price on the Toronto Stock Exchange on September 27, 2007.
(2)	Closing price on the Toronto Stock Exchange on June 23, 2009.

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

C. Employees

As of the date hereof, the Company has no full time employees. The Company has consulting contracts with 2 individuals for various technical and executive services. These consultants are as follows: i) Doublewood Consulting (Paul Sarjeant) for senior executive duties relating to overall guidance and management of the company, ii) Carmelo Marrelli who acts as Chief Financial Officer for the Company.

D. Share Ownership

The following table outlines shows the common shareholdings of the Directors and Senior Management, as at May 31, 2012.

Table No. 2: Shareholdings of Directors and Senior Management (at May 31, 2012)

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Paul Sarjeant	133,333	0.16%
Richard Brown	105,000	0.13%
Peter Born	133,333	0.16%
Carmelo Marrelli	Nil	Nil
R. Ian Mitchell	Nil	Nil
Ken Hight	133,333	0.16%
Jack Austin	600,000	0.74%
Ted Nunn	Nil	nil

Notes:

1.	These amounts do not reflect the Shares, which can be acquired pursuant to the exercise of stock options by Messrs. Sarjeant, Brown, Born, Marrelli, Hight, Austin and Nunn (see Stock Option Table below).

The following table sets forth the Company’s outstanding stock options as at May 31, 2012.

Table No. 3: Stock Options Outstanding (at May 31, 2012)

Name	Number of Shares	Exercise Price $	Expiration Date
Peter Born	150,000	0.68	27-Sep-12

Name	Number of Shares	Exercise Price $	Expiration Date
Richard Brown	200,000	0.68	27-Sept-12
Laura Neubert	250,000	0.68	27-Sep-12
Paul Sarjeant	600,000	0.68	27-Sep-12
Peter Born	450,000	0.15	23-June-14
Richard Brown	450,000	0.15	23-June-14
Ken Hight	450,000	0.15	23-June-14
Paul Sarjeant	650,000	0.15	23-June-14
Jack Austin	450,000	0.15	9-Dec-14
Ted Nunn	450,000	0.15	9-Dec-14

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

B. Related Party Transactions

i) For the year ended May 31, 2012, $112,500 (year ended May 31, 2011 - $150,000) was paid to the President and Chief Executive Officer (Paul T. Sarjeant) of the Company for consulting services. Included in this amount was $61,375 (year ended May 31, 2011 - $75,250) capitalized to mining interests. Included in accounts payable as at May 31, 2012 is $nil (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to consulting services rendered.

ii) For the year ended May 31, 2012, $21,000 (year ended May 31, 2011 - $33,000) in consulting fees was paid or accrued to the former Chief Financial Officer (Ernest Cleave) or a company controlled by the former Chief Financial Officer. Included in accounts payable as at May 31, 2012 is $2,471 (May 31, 2011 - $nil and June 1, 2010 - $6,000) in relation to consulting services rendered.

iii) For the year ended May 31, 2012, $47,031 (year ended May 31, 2011 - $41,584) in consulting and professional fees was paid or accrued to the current Chief Financial Officer (Carmelo Marrelli) or a company (Marrelli Support Services Inc.) controlled by the current Chief Financial Officer. Included in accounts payable as at May 31, 2012 is $nil (May 31, 2011 - $2,559 and June 1, 2010 - $2,536) in relation to consulting services rendered.

iv) For the year ended May 31, 2012, $300 (year ended May 31, 2011 - $2,535) in filing fees was paid or accrued to a company (DSA Filing Services) controlled by the current Chief Financial Officer (Carmelo Marrelli). Included in accounts payable as at May 31, 2012 is $nil (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to filing services rendered.

v) Effective November 30, 2010, the Company entered into two agreements in respect of the sale of four mining claims owned by it and located in Manitoba, being the Packsak, Clapelou Patent Claims, CUPP2 Frac and CUPP3 Frac (collectively, the "Claims"). Two of the four Claims were transferred to Centerpoint Resources Inc. ("Centerpoint") and the remaining two were transferred to Centershield Gold Mines Inc., a subsidiary of Centerpoint. The Company received nominal cash consideration on closing and retained a 1% NSR over the Claims. Two directors of the Company are senior officers with Centrepoint.

These transactions were in the normal course of operations and were measured at fair value.

There was no remuneration of Directors or key management personnel for the year ended March 31, 2012 (2011 - $nil). The Board of Directors and select officers do not have employment or services contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options for their services.

Services Agreement

The Company entered into a consulting services agreement (the " Services Agreement") with Paul Sarjeant and his duly registered sole proprietorship whereby Mr. Sarjeant agreed to serve as the Company’s Chief Executive Officer. Under the terms of the Services Agreement, the Company agreed to pay Mr. Sarjeant CDN $12,500 per month in exchange for management, leadership and strategic business development services. The Services Agreement had a three-year term ending October 27, 2009. The contract was extend an additional two years, terminating October 27, 2011. Subsequently, Mr. Sarjeant has entered into a verbal agreement to continue with the Company for compensation of $5,000 per month with no definite end date.

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

July 21, 2009, the Company entered into a consulting agreement with Mr. Miguel Angel Saldana Mujica to provide consulting services as they apply to the exploration, development and ancillary matters in connection with the Giulianita Project in Peru. Mr. Saldana receives compensation for his services of US $7,500 per month. The term of the contract is for a minimum one year, to a maximum of three years at the discretion of the Company based on certain accomplishments. Due to developments at the Giulianita project site, the contract was terminated effective June 31, 2011.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A. Consolidated Statements and Other Financial Information

Reference is made to Item 18. Financial Statements for the financial statements included in this Annual Report.

There are no legal proceedings of a material nature pending against the Company, or its subsidiaries. The Company is unaware of any legal proceedings known to be contemplated by any governmental authorities.

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted.

B. Significant Changes

Subsequent to May 31, 2012, there have been no significant changes in the Company’s financial condition.

ITEM 9: The Offering and Listing.

A. Offer and Listing Details

The Company’s Shares are currently listed for trading on the TSX (Toronto Stock Exchange) under the trading symbol "GVX” and in the United States on the OTC Bulletin Board under the symbol “GVGDF”. Prior to April, 2006, the Company’s Shares were listed and posted for trading on the CNQ.

Following is information on the trading history of the Company’s Shares:

Below is a table with the annual high and low of the Shares for the five most recent full financial years on the TSX Exchange:

TSX Exchange
MONTH AND YEAR	LOW ($)	HIGH ($)
June 1, 2007 – May 31, 2008	0.23	1.40
June 1, 2008 – May 31, 2009	0.04	0.30
June 1, 2009 – May 31, 2010	0.05	0.14
June 1, 2010 – May 31, 2011	0.05	0.10
June 1, 2011 – May 31, 2012	0.03	0.08

The Company’s Shares commenced traded on the OTC Bulletin Board on February 23, 2006. Below is a table with the annual high and low of the Shares for the five most recent full financial years on the OTC Bulletin Board:

OTC Bulletin Board
MONTH AND YEAR	LOW ($)	HIGH ($)
June 1, 2007 – May 31, 2008	0.22	1.50
June 1, 2008 – May 31, 2009	0.03	0.36
June 1, 2009 – May 31, 2010	0.06	0.15
June 1, 2010 – May 31, 2011	0.04	0.09
June 1, 2011 – May 31, 2012	0.01	0.09

Below is a table with the high and low of the Shares for each full financial quarter for the two most recent full financial years, subsequent interim periods and the period June 1, 2012 to August 24, 2012 as quoted on the TSX Exchange:

TSX Exchange
MONTH AND YEAR	LOW ($)	HIGH ($)
June 1, 2010 – August 31, 2010	0.05	0.09
September 1, 2010 – November 30, 2010	0.06	0.10
December 1, 2010 – February 2011	0.06	0.08
March 1, 2011 – May 31, 2011	0.05	0.08
June 1, 2011 – August 31, 2011	0.05	0.08
September 1, 2011 – November 30, 2011	0.03	0.07
December 1, 2011 - February 29, 2012	0.03	0.05
March 1, 2012 – May 31, 2012	0.03	0.05
June 1, 2012 – August 27, 2012	0.03	0.05

The Company’s Shares commenced traded on the OTC Bulletin Board on February 23, 2006. The low and high market prices for the Shares, on a quarterly basis, in U.S. dollars, on the OTC Bulletin Board, for each full financial quarter for the two most recent full financial years, subsequent interim periods and the period June 1, 2012 to August 24, 2012:

OTC Bulletin Board
MONTH AND YEAR	LOW ($)	HIGH ($)
June 1, 2010 – August 31, 2010	0.04	0.08
September 1, 2010 – November 30, 2010	0.05	0.09
December 1, 2010 – February 2011	0.05	0.09
March 1, 2011 – May 31, 2011	0.04	0.09
June 1, 2011 – August 31, 2011	0.04	0.09
September 1, 2011 – November 30, 2011	0.01	0.05
December 1, 2011 - February 28, 2012	0.01	0.09
March 1, 2012 – May 31, 2012	0.02	0.04
June 1, 2012 – August 27, 2012	0.02	0.03

The low and high market prices for the Shares on the TSX Exchange for the period March, 2012 to August, 2012, in Canadian dollars, are as follows:

TSX EXCHANGE
DATE	LOW ($)	HIGH ($)
March 2012	0.04	0.05
April 2012	0.04	0.05
May 2012	0.03	0.05
June 2012	0.03	0.05
July 2012	0.03	0.04
August 2012	0.03	0.04

The low and high market prices for the Shares on the OTC Bulletin Board for the period March, 2012 to August, 2012, in U.S. dollars, are as follows:

OTC BULLETIN BOARD
DATE	LOW ($)	HIGH ($)
March 2012	0.03	0.04
April 2012	0.03	0.03
May 2012	0.02	0.03
June 2012	0.02	0.03
July 2012	0.02	0.03
August 2012	0.02	0.03

The closing prices of the Shares on the TSX on August 27, 2012 and the OTC Bulletin Board were $0.025 Canadian and $0.0337 U.S., respectively.

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

B. Memorandum and Articles of Association

Reference is made to Amendment No. 2, to Registration Statement on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2005.

C. Material Contracts

The following material contracts have been entered into by the Company within the past three years:

1. On April 1, 2010 the Company entered into a consulting services agreement with Treswell Renewable Energy Corp., (“Tresewell”) whereby Treswell will provide the services of Dr. M. Hitch to the Company for a one year term at a cost of $5,000 per month. Dr. Hitch will provide services as an operational consultant on the exploration and development of the Company’s Giulianita project in Peru. This mutually terminated May 1, 2011 and the Company no longer employs the services of Dr. M Hitch.

2. The Company entered into a consulting agreement dated November 15, 2005 with Ernest M. Cleave, pursuant to which Mr. Cleave was appointed the Company’s Chief Financial Officer. Under this agreement Mr. Cleave receives $36,000 per year. Mr. Cleave resigned his position as Chief Financial Officer in effective November 30, 2011. Mr. Cleave had also been granted stock options with other members of the executive team and directors.

3. On October 1, 2007 the Company entered into a consulting agreement with Consensus Communication Inc. (“Consensus”) where Consensus has agreed to provide the services of Laura Neubert to provide investor relation services to the Company for a period of five years. Consensus receives $5,000 per month for services rendered. In addition Laura Neubert received 250,000 non-transferable options at an exercise price of $0.68, good for a term of five years. Subsequently the remuneration was reduced to $2,500 per month for the remainder of the agreement. The agreement was subsequently reduced by mutual agreement to $500 per month, but otherwise remains in effect.

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

5. On May 1, 2008 the Company entered into a consulting agreement with Antediluvial Consulting Inc. (“Antediluvial”) whereby Antediluvial will provide the services of Mr. Toby Hughes, P.Geo. to act as Vice President Exploration to the Company for a period of two years. The agreement was mutually terminated April 30, 2010. On May 16, 2011 the Company entered into a new three month consulting agreement with Antediluvial to provide project management services to the Company at its Dixie Lake project. The contract was mutually terminated at the completion of the field season 2012.

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

D. Exchange Controls

There are no laws, governmental decrees or regulations in Canada that restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our shares.

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

A US Holder who is subject to Canadian federal income tax in respect of a disposition of a common share will realize a capital gain (or capital loss) equal to the amount by which the US Holder's proceeds of disposition, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the common share to the US Holder. In these circumstances, a US Holder who realizes a capital gain or capital loss in a taxation year will be required to include one half of the capital gain (the taxable capital gain) in income for Canadian federal income tax purposes, and may deduct one half of the capital loss (the allowable capital loss) against taxable capital gains incurred in respect of dispositions of taxable Canadian property, subject to and accordance with the provisions of the Canadian Tax Act and the US Treaty.

United States Taxation

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC during the tax year ended May 31, 2012, and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company.

In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

PFIC Status of the Company

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company cannot provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Ownership and Disposition of Common Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of common shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”. In addition, the Company does not anticipate that its distributions will constitute qualified dividend income eligible for the preferential tax rates applicable to long-term capital gains. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Christopher Lee, M.Sc., P. Geo and SRK Consulting were both involved in the preparation and compilation of the SRK Report. Statements with respect to such report are included with the consent of Mr. Lee, who has authorized its content.

H. Documents on Display

Any statement in this Annual Report about any of the Company's contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

Readers may review a copy of the Company's filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. Readers may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (http://www.sec.gov) that contains reports, submissions and other information regarding registrants that file electronically with the SEC. The Company also files electronically through the EDGAR system.

Readers may read and copy any reports, statements or other information that the Company files with the SEC at the address indicated above and may also access them electronically at the Web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

Any documents referred to in this Annual Report may be inspected at the head office of the Company, 330 Bay Street, Suite 820, Toronto, Ontario, M5H 2S8, Canada, during normal business hours.

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

ITEM 11: Quantitative and Qualitative Disclosures about Market Risk

Please refer to Note 4 to the Company’s annual consolidated financial statements Included in Item 18 of the Annual Report on Form 20-F.

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

The Company has evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end year covered by this report. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at May 31, 2012.

B. Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management, including the CEO and CFO, have assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of May 31, 2012.

C. Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which permits the company to provide only management’s report in this Annual Report. The Dodd-Frank Act permits a “non-accelerated filer” to provide only management’s report on internal control over financial reporting in an Annual Report and omit an attestation report of the issuer’s registered public accounting firm regarding management’s report on internal control over financial reporting.

D. Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16: Reserved

A. Audit Committee Financial Expert

The Company’s Chairman and independent, non-management director serves on the company’s Audit Committee. D. Richard Brown also serves as the financial expert, as defined under the SEC’s rules, on the Company’s Audit Committee and is independent within the meaning of the NYSE MKT rules. The members of the Audit Committee are D. Richard Brown, Jack Austin, and Peter Born.

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

C. Principal Accountant Fees and Services

The following chart summarizes the aggregate fees billed by the Company’s external auditors for professional services rendered to the Company during the fiscal years ended May 31, 2012 and 2011 for audit and non-audit related services:

Type of Work	Year Ended May 31, 2012	Year Ended May 31, 2011
Audit fees(1)	$35,000	$65,000
Audit-related fees(2)	Nil	Nil
Tax fees	Nil	Nil
All other fees	7,500	Nil
Total	$42,500	$65,000

No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement in Rule 2-01 of Regulation S-X.

Notes:

1.	Aggregate fees billed for the Company’s annual financial statements and services normally provided by the auditor in connection with the Company’s statutory and regulatory filings.
2.	Aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported as “Audit fees”, including: assistance with aspects of tax accounting, attest services not required by state or regulation and consultation regarding financial accounting and reporting standards.

D. Exemptions From the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Services by the Issuer and Affiliated Purchasers

None.

F. Change in Registrant’s Certifying Accountant

Not Applicable.

G. Corporate Governance

Not applicable.

H. Mine Safety Disclosure

Not Applicable

PART III Financial Statements

ITEM 17:

We are providing financial information under Item 18

ITEM 18

See the Audited Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB.

August 27, 2012

Independent Auditor’s Report

To the Shareholders of
Grandview Gold Inc.

We have audited the accompanying consolidated financial statements of Grandview Gold Inc., which comprise the consolidated statements of financial position as at May 31, 2012, May 31, 2011 and June 1, 2010 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Grandview Gold Inc. as at May 31, 2012, May 31, 2011 and June 1, 2010 and its financial performance and its cash flows for the years ended May 31, 2012 and May 31, 2011 in accordance with IFRS as issued by the IASB.

Emphasis of matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Grandview Gold Inc.'s ability to continue as a going concern.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
MAY 31, 2012 AND 2011

Grandview Gold Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	May 31,	May 31,	June 1,
	2012	2011	2010
As at		(Note 15)	(Note 15)
Assets
Current
Cash and cash equivalents	$137,752	$1,177,679	$1,432,824
Short term investments	25,537	25,286	25,037
HST and sundry receivable	96,563	63,414	26,416
Prepaid expenses	15,980	17,718	12,876
Total current assets	275,832	1,284,097	1,497,153
Reclamation bond	-	12,718	13,699
Mining interests (Note 6)	5,225,781	4,568,757	4,149,771
Total non-current assets	5,225,781	4,581,475	4,163,470
Total assets	$5,501,613	$5,865,572	$5,660,623
Liabilities
Current
Accounts payable and accrued liabilities	$107,262	$129,019	$89,284
Deferred premium on flow-through shares (Note 7(b)(i))	-	80,667	-
Provision for environmental rehabilitation	-	12,718	13,699
Total non-current liabilities	-	93,385	13,699
Total liabilities	107,262	222,404	102,983
Shareholders' equity	5,394,351	5,643,168	5,557,640
Total liabilities and shareholders' equity	$5,501,613	$5,865,572	$5,660,623

Nature of operations and going concern (Note 1)
Commitments (Note 6(c))

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

"Paul T. Sargeant"
Director

"Richard Brown"
Director

Grandview Gold Inc.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	Years Ended
	May 31,
	2012	2011
		(Note 15)

Expenses
General and administration (Note 13)	$330,062	$411,585

Operating loss	(330,062)	(411,585)
Interest income	578	2,678
Premium on flow-through shares (Note 7(b)(i))	80,667	-

Net loss and comprehensive loss for the year	$(248,817)	$(408,907)

Loss per share - basic and diluted (Note 10)	$(0.00)	$(0.01)

Weighted average number of shares outstanding	81,163,032	76,271,891

The accompanying notes are an integral part of these consolidated financial statements.

Grandview Gold Inc.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in Canadian Dollars)

		Reserves

			Equity Settled
			Share Based
	Share	Warrant	Payments
	Capital	Reserve	Reserve	Deficit	Total
	(Note 7)	(Note 8)	(Note 9)

Balance, June 1, 2010	$16,093,441	$1,455,333	$8,982,005	$(20,973,139)	$5,557,640
Fair value of warrants exercised	32,000	(15,333)	-	-	16,667
Private placement (note 7(b)(i))	605,000	-	-	-	605,000
Premium on flow-through (note 7(b)(i))	(80,667)	-	-	-	(80,667)
Warrant valuation (note 7(b)(i))	(43,776)	43,776	-	-	-
Cost of issue - broker warrant valuation (note 7(b)(i))	(25,591)	25,591	-	-	-
Cost of issue (note 7(b)(i))	(46,565)	-	-	-	(46,565)
Net loss for the period	-	-	-	(408,907)	(408,907)

Balance, May 31, 2011	$16,533,842	$1,509,367	$8,982,005	$(21,382,046)	$5,643,168
Modification of warrants (Note 7(b)(ii))	-	191,999	-	(191,999)	-
Net loss for the period	-	-	-	(248,817)	(248,817)

Balance, May 31, 2012	$16,533,842	$1,701,366	$8,982,005	$(21,822,862)	$5,394,351

The accompanying notes are an integral part of these consolidated financial statements.

Grandview Gold Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years Ended
	May 31,
	2012	2011

Cash flows from operating activities

Net loss for the year	$(248,817)	$(408,907)
Gain on disposition of mineral property interests	-	(2,000)
Accrued interest	(250)	(249)
Premium on flow-through shares	(80,667)	-
Net change in non-cash working capital:
HST and sundry receivables	(33,149)	(36,998)
Prepaid expenses	1,738	(4,842)
Accounts payable and accrued liabilities	(21,758)	39,735

Cash flows used in operating activities	(382,903)	(413,261)

Cash flows used in investing activities
Mineral property expenditures	(657,024)	(418,986)
Proceeds on disposition of mineral property interests	-	2,000

Cash flows from financing activities
Share/warrant issuance	-	621,667
Cost of issuance	-	(46,565)

Cash flows from financing activities	-	575,102

Change in cash and cash equivalents during the year	(1,039,927)	(255,145)

Cash and cash equivalents, beginning of year	1,177,679	1,432,824

Cash and cash equivalents, end of year	$137,752	$1,177,679

The accompanying notes are an integral part of these consolidated financial statements.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

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

The consolidated financial statements were approved by the Board of Directors on August 24, 2012.

These consolidated financial statements were prepared on a going concern basis of presentation, which assumes that the Company will continue operations for the foreseeable future and be able to realize the carrying value of its assets and discharge its liabilities and commitments in the normal course of business. To date, the Company has not earned revenue and has an accumulated deficit of $21,822,862. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing and or achieve profitable operations in the future. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast substantial doubt upon the Company's ability to continue as a going concern, as described in the following paragraph. These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

Management is actively pursuing funding options, being financing and alternative funding options, required to meet the Company's requirements on an ongoing basis. During the year ended May 31, 2012, the financial market climate has been very difficult for junior mining companies, such as Grandview. In addition, a local community in Peru has not granted permission to the Company to begin exploration or development of the Giulianita property. In June 2011, exploration activity, work commitments and payments under the Option agreement were suspended until the local community delivers key surface access rights to allow the Company to carry out advanced exploration and development plans on the property. The Company has resubmitted a request proposal to the community and is awaiting their response. The Company is working on a plan to restart financing and work programs when appropriate. To meet the challenges of the current climate in the financial markets, the Company is minimizing its expenditures.

The Company has plans in place for it to be successful in obtaining financing. The majority of the Company's expenses at this stage of operations are discretionary and subject to change. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

As at May 31, 2012, the Company had cash and cash equivalents of $137,752 (May 31, 2011 - $1,177,679 and June 1, 2010 - $1,432,824) and working capital of $168,570 (May 31, 2011 - $1,155,078 and June 1, 2010 - $1,407,869) which is sufficient to pay accounts payable and accrued liabilities of $107,262 (May 31, 2011 - $129,019 and June 1, 2010 - $89,284) and 2013 projected expenditures.

2.	Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). As these financial statements represent the Company's first annual financial statements prepared in accordance with IFRS as issued by the IASB, they were prepared in accordance with IFRS 1, First-time Adoption of IFRS. The Company's consolidated financial statements were previously prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The impact of the transition from Canadian GAAP to IFRS is explained in Note 15.

The policies set out below have been consistently applied by the Company to all the periods presented and in preparing the opening statement of financial position at June 1, 2010 (Note 15) for purposes of transition to IFRS.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

2.	Significant Accounting Policies (Continued)

Basis of Measurement

The consolidated financial statements have been prepared under the historical cost method other than short term investments which are stated at fair value.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and its wholly owned subsidiaries, Grandview Gold (USA) Inc. ("Grandview USA"), and Recuperacion Realzada S.A.C. ("Recuperacion"). All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Financial Instruments

Financial Assets

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs.

Financial assets are classified into the following categories: financial assets at 'fair value through profit or loss' ("FVTPL") and ‘loans and receivables‘. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables are initially measured at fair value, and subsequently measured at amortized cost.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

Financial Liabilities

Financial liabilities are classified as ‘other financial liabilities’ and are initially measured at fair value, net of transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or to the net carrying amount on initial recognition.

De-recognition of Financial Liabilities

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

2.	Significant Accounting Policies (Continued)

Financial Instruments (Continued)

The Company’s financial instruments consist of the following:

Financial Assets:	Classification:
Cash and cash equivalents	Loans and receivables
Short term investments	FVTPL
Sundry receivable	Loans and receivables
Reclamation bond	Loans and receivables

Financial Liabilities:	Classification:
Accounts payable and other liabilities	Other financial liabilities

Financial Instruments Recorded at Fair Value

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: Level 1 - valuation based on quoted prices [unadjusted] in active markets for identical assets or liabilities; Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly [i.e. as prices] or indirectly [i.e. derived from prices]; and Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data [unobservable inputs].

As of May 31, 2012, the Company holds one short term investment and it was classified as Level 2 on the consolidated statements of financial position. The short term instrument was valued using cost plus accrued interest.

Mining Interests

The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the policy of capitalizing costs relating to the acquisition of, exploration for and development of mineral properties. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Impairment indicators for exploration and evaluation assets include the ending of our rights to explore, abandoning our plans to explore a mineral property, a lack of discovery of economically recoverable reserves on completion of our exploration and evaluation activities and on future production or proceeds of disposition.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is carried out.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

2.	Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, and which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts and higher yield investment and savings accounts that are available on demand by the Company for its programs.

Share Based Payment Transactions

The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes [direct employee] or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Flow Through Shares

Under Canadian income tax legislation, a company is permitted to issue flow-through shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. For accounting purposes, the proceeds from issuance of these shares are allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. The resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the deferred income tax liability related to the temporary difference arising at the earlier of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding recognition of the premium in the consolidated statements of loss and comprehensive loss.

Share Issuance Costs

Share issuance costs are recorded as a reduction of share capital.

Income Taxes

Income tax expenses are comprised of current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

2.	Significant Accounting Policies (Continued)

Income Taxes (Continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. Provisions are determined by discounting the expected future cash flows, required to settle the obligation at a risk-free, pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Provision for environmental rehabilitation

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a risk-free, pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

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

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

2.	Significant Accounting Policies (Continued)

Foreign Currencies

The functional currency of the Company and each of its subsidiaries, Grandview Gold (USA) Inc. and Recuperacion Realzada S.A.C., is determined to be the Canadian Dollar. Management makes its assessment by considering first the primary indicators (expenses) of the economic environment in which each group entity operates and, if inconclusive, assessing secondary indicators (financing activities and funds receipts are stored in). For our non-Canadian entities, our expenses are in various currencies and as such, management has considered the financing of the subsidiaries as a key indicator being the Canadian dollar. The consolidated financial statements, the results and financial position are expressed in Canadian Dollars. All amounts in these financial statements are presented in Canadian dollars ("Presentation currency") as it better reflects the Company's business activities and it improves investors' ability to compare the Company's financial results with other publicly traded companies in the mining industry.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognized in the consolidated statement of loss and comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Expenses are translated at the average rate of exchange prevailing during the period. The resulting unrealized gain or loss on translation is recognized in the consolidated statement of loss and comprehensive loss. Equity is translated at historical rates.

Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

2.	Significant Accounting Policies (Continued)

Critical Accounting Estimates

Recoverability of Mining Interests

Management is required to make jusgements about whether triggering events exist in relation to its mining interests. Such judgements include the future plans and budgets to undertake exploration and evaluation activity. When there are indications that an asset may be impaired, management is required to estimate the asset’s recoverable amount. The recoverable amount is the greater of the value in use and the fair value less selling costs. Determining the value in use requires management to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate the present value. Determining the fair value less costs to sell requires management to estimate expected market conditions to evaluate the price at which it would be able to realize its assets in an arms length transaction. This is subject to estimates and judgements related to mining assets in the exploration and evaluation stage including the Company's right to mine, results of exploration activities and managements planned expenditures. The largest obstacle to the Company's recoverability of its mining interests is obtaining surface access rights in the Gulianita property (see Note 6(c) for further detail). Based on management's assessment, there are no impairment indicators of non-financial assets that have been noted for the year ended May 31, 2012 or for the year ended May 31, 2011.

Stock-Based Compensation and Warrants

Management is required to make certain estimates when determining the fair value of stock options awards, warrants and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the consolidated statements of loss and comprehensive loss based on estimates of forfeiture, as well as warrants in the consolidated statements of changes in shareholders' equity, expected lives of the underlying stock options, warrants and volatility. For the year ended May 31, 2012 the Company recognized $nil stock-based compensation expense and issued $nil warrrants (year ended May 31, 2011 - $nil stock-based compensation expense and $69,367 warrants).

Critical Accounting Judgments

Income Taxes and Recovery of Deferred Tax Assets

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

2.	Significant Accounting Policies (Continued)

New Accounting Standards and Interpretations

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement [“IAS 39”]. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is assessing the impact of IFRS 9 on the financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPEs in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (2008). IFRS 10 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 10 on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures do not have the choice between equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value (including any allocation of goodwill) into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. IFRS 11 is effective for the annual period beginning on or after January 1, 2013. The Company is assessing the impact of IFRS 11 on its financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

There are no additional IFRS that are relevant and are expected to significantly impact the Company's financial statements as at the date of these financial statements.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

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

There were no changes in the Company's approach to capital management during the year ended May 31, 2012. The Company is not subject to externally imposed capital requirements.

4.	Property and Financial Risk Factors

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

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company has more exposure to credit risk associated with cash and cash equivalents, short term investments and sundry receivable. Cash and cash equivalents and short term investments are held with a reputable Canadian chartered bank, from which management believes the risk of loss to be minimal.

Sundry receivables are not past due or impaired as of May 31, 2012. Management believes that the credit risk concentration with respect to financial instruments included in sundry receivables is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at May 31, 2012, the Company had a cash and cash equivalents and short term investments balance of $163,289 (May 31, 2011 - $1,202,965 and June 1, 2010 - $1,457,861) to settle current liabilities of $107,262 (May 31, 2011 - $129,019 and June 1, 2010 - $89,284). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

4.	Property and Financial Risk Factors (Continued)

Liquidity Risk (Continued)

In light of the Company's current cash and cash equivalent levels, the Company is reducing its expenditures until financing events are realized.

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

The Company funds most operations, exploration and administrative expenses in Peru on a cash call basis using the Peruvian Sol or US dollars converted from its Canadian dollar bank accounts held in Canada. The foreign exchange risk derived from currency conversions is negligible and the company does not hold significant balances in foreign currencies, therefore the Company does not hedge its foreign exchange risk.

(c)	Price Risk

The Company is not exposed to price risk with respect to commodity prices as the company is currently in exploration stage and does not earn revenues. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold to determine the appropriate course of action to be taken by the Company in the future.

Sensitivity Analysis

As of May 31, 2012, the carrying and fair value amounts of the Company's financial instruments are approximately equivalent.

The sensitivity analysis shown in the notes below may differ materially from actual results.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

(i)

Short term investments are subject to floating interest rates. As at May 31, 2012, if interest rates had decreased/increased by 1% with all other variables held constant, the loss/gain for the twelve months ended May 31, 2012 would have been approximately $250 higher/lower, as a result of lower/higher interest income from short term investments. As at May 31, 2012, reported shareholders' equity would have been approximately $250 lower/higher as a result of lower/higher interest income from short term investments.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

4.	Property and Financial Risk Factors (Continued)

Sensitivity Analysis (Continued)

(ii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of gold. Gold has fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for gold. A decline in the market price of gold may also require the Company to reduce its mining interests, which could have a material and adverse effect on the Company’s value. As of May 31, 2012, the Company was not a gold producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5.	Short Term Investments

As of May 31, 2012, the Company has $25,000 (May 31, 2011 - $25,000; June 1, 2010 - $25,000) invested in cashable guaranteed investment certificates, bearing interest at 1.%. As at May 31, 2012, May 31, 2011 and June 1, 2010 the Company had accrued, $537, $286 and $37 respectively as interest receivable on its short term investments.

6.	Mining Interests

(a)	Red Lake Gold Camp, Ontario, Canada

(i)	The Company owns a 100% interest in 8 mining claims located in the Red Lake Area, District of Kenora, in Northwestern Ontario.

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

Fronteer accepted in writing, the Company’s earn-in, as per the terms of the Option Agreement. As at May 31, 2012, the Company has earned a 67% participating interest in Dixie lake.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

6.	Mining Interests (Continued)

(a)	Red Lake Gold Camp, Ontario, Canada (Continued)

(iii)

On February 8, 2007, the Company announced it had signed a formal option agreement with EMCO SA, (“EMCO”) relating to the acquisition of an option to acquire a 60 percent interest in the 10 unpatented and 2 patented claims in Sanshaw-Bonanza gold property on the following terms and conditions:

(a)

the Company has an option to earn an undivided 60 percent interest in the Sanshaw- Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August 31, 2007; and

(b)

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

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

6.	Mining Interests (Continued)

(a)	Red Lake Gold Camp, Ontario, Canada (Continued)

(iv)	(Continued)

Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the Property for $25,000 cash. Cumulative expenditures related to the Transaction totalled $110,000 cash and 550,000 common shares of the Company.

The Company has spent all funds raised in conjunction with the December 31, 2010 flow-through private placement on eligible Canadian exploration expenditures by, on or before December 31, 2011.

(b)	Rice Lake Gold Camp, Manitoba, Canada

Grandview had a 100% interest in 16 unpatented mining claims in the Long Lake - Cat Lake area of southeastern Manitoba (the "GVG Property"). The Company staked these claims in 2005 and 2006. In fiscal 2009, the Company determined that the carrying value of its Rice Lake Gold Camp in Manitoba, Canada could not be supported, resulting in an impairment charge of $1,557,112. During the year ended year ended May 31, 2011, the Company disposed the Bissett properties within its Rice Lake Gold Camp for $2,000. The Company received a 1% Net Smelter Return on the disposed property.

(c)	Guilianita Project, Peru

On July 2, 2009, a binding Memorandum of Understanding (the “Memorandum”) was signed with a private Peruvian Group which granted a two-stage option (the "Option") to acquire up to a 100% interest in a property located in the Suyo District, Ayabaca Province, Piura Department, Peru (the “Guilianita”). The Option provided the Company with a right to earn an 80% interest in Guilianita by (i) making a US$20,000 cash payment on signing of the Memorandum; (ii) incurring CAD $1.4 million in exploration and development expenditures; and (iii) issuing a total of two million common shares of the Company over a three year period. (issued - 200,000 common shares).

The Option also allowed the Company to acquire the remaining 20% subject to it making an additional payment of US$300,000 (CAD$313,050) and issuing a further 250,000 common shares of the Company prior to the third anniversary of the date of the Memorandum.

To date, the local community has not granted permission to the Company to begin exploration or development of the Giulianita property. In June 2011, exploration activity was suspended until the local community delivers key surface access rights to allow the Company to carry out advanced exploration and development plans on the property. Work and payment commitments under the Option agreement have also been suspended. The Company has resubmitted a request proposal to the community and is awaiting their response. The Company is working on a plan to restart financing and work programs.

On August 18, 2012, the Company finalized an amendment (the "Amendment") to the Memorandum dated July 2, 2009. As per the Amendment, the terms of the Memorandum are suspended until an agreement is reached with the local community to grant the Company the necessary Rights. At such time that the Company is granted the Rights, the terms of the Memorandum will resume. If the Company has not received the Rights by May 31, 2013, it will relinquish its interest in the property and will be released from any obligations under the terms of the Memorandum.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

6.	Mining Interests (Continued)

As of May 31, 2012, accumulated costs with respect to the Company's interest in mineral properties, consisted of the following:

Mining interests
Balance, June 1, 2010	$4,149,771
Additions	420,986
Gain on disposition of mineral property rights	(2,000)
Balance, May 31, 2011	4,568,757
Additions	657,024
Balance, May 31, 2012	$5,225,781

7.	Share Capital

(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

(b)	Issued

	Number
	of Common
	Shares	Amount
		(Note 15)

Balance, June 1, 2010	72,763,033	$16,093,441
Exercise of warrants	333,333	32,000
Private placement (i)	8,066,666	605,000
Premium on flow-through (i)	-	(80,667)
Warrant valuation (i)	-	(43,776)
Cost of issue - broker warrant valuation (i)	-	(25,591)
Cost of issue (i)	-	(46,565)

Balance, May 31, 2011 and May 31, 2012	81,163,032	$16,533,842

(i)

On December 31, 2010, the Company closed a non-brokered private placement (the "Placement") with the Mineral Fields Group. The Placement resulted in the issuance by the Company of a total of 8,066,666 flow-through units in the capital of the Company (the “Flow-Through Units”) at a purchase price of $0.075 per Flow-Through Unit for gross proceeds to the Company of $605,000. Each Flow- Through Unit consists of one common share of the Company issued on a flow-through basis and one- half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company on a non-flow-through basis at a price of $0.15 for the first 12 months following issuance and at $0.20 for the second twelve months. The flow-through shares were issued at a premium to the market price in recognition of the tax benefits accruing to the subscribers. The deferred premium on flow-through shares was calculated to be $80,667, net of transaction costs. During the year ended May 31, 2012, the deferred premium on flow-through shares of $80,667 was reversed (resulting from flow-through funds spent) and recorded as a premium on flow- through shares in the consolidated statements of loss and comprehensive loss for the year ended May 31, 2012.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

7.	Share Capital (Continued)

(b)	Issued (Continued)

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

8.	Warrants

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, June 1, 2010	26,999,998	$0.12
Issued (note 7(b)(i))	4,638,331	0.16
Exercised	(333,333)	(0.05)

Balance, May 31, 2011 and May 31, 2012	31,304,996	$0.13

The following are the warrants outstanding at May 31, 2012:

	Number of	Fair	Exercise	Expiry
	Warrants	Value	Price	Date

(i)	26,666,665	$1,631,999	$0.12	December 3, 2012
	4,033,332	43,776	0.18	December 30, 2012
	604,999	25,591	0.08	December 21, 2012

	31,304,996	$1,701,366	$0.13

(i)

On November 28, 2011, the Company extended the term of the 26,666,665 warrants issued by the Company on December 3, 2009. The Warrants, which were scheduled to expire on December 3, 2011, will now expire on December 3, 2012. The extension increased the fair value of the warrants by $191,999 as estimated by the difference between the fair value of the modified warrants and that of the original warrants as at the date of the approval of the extension using the Black-Scholes option pricing model with the following assumptions for the modified warrants: dividend yield of 0%; expected volatility of 118%; risk-free interest rate of 0.98% and an expected average life of 1.01 years and with the following assumptions for the original warrants: dividend yield of 0%; expected volatility of 226%; risk-free interest rate of 0.98% and an expected average life of 0.01 years.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

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

The options are valid for a maximum of 5 years from the date of issue and the normal vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month period from the date of grant. Grandview uses the graded vesting method.

The following is continuity of stock options:

	Number of	Weighted Average
	of Stock Options	Exercise Price

Balance, June 1, 2010	5,875,000	$0.38
Cancelled	(375,000)	(0.15)
Expired	(250,000)	(1.80)

Balance, May 31, 2011	5,250,000	$0.33
Cancelled	(1,150,000)	(0.37)

Balance, May 31, 2012	4,100,000	$0.31

The following are the stock options outstanding and exercisable at May 31, 2012:

	Options outstanding			Options exercisable
		Weighted
		average			Weighted
		remaining	Weighted		average
	Number	contractual	average	Number	exercise
Expiry Date	of Options	life	exercise price	of options	price

September 27, 2012	1,200,000	0.33	$0.68	1,200,000	$0.68
June 23, 2014	2,000,000	2.06	0.15	2,000,000	0.15
December 9, 2014	900,000	2.53	0.15	900,000	0.15

	4,100,000	1.66 years	$0.31	4,100,000	$0.31

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

10.	Basic and Diluted Loss Per Share

	Years Ended
	May 31,	May 31,
	2012	2011
Numerator for basic loss per share	$(248,817)	$(408,907)
Numerator for diluted loss per share	$(248,817)	$(408,907)
Denominator for basic loss per share
Weighted average number of common shares	81,163,032	76,271,891
Denominator for diluted loss per share
Weighted average number of common shares	81,163,032	76,271,891
Basic loss per share	$(0.00)	$(0.01)
Diluted loss per share	$(0.00)	$(0.01)

Diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants and the conversion of convertible securities. However, the effect of outstanding warrants and stock options has not been included for periods with net losses as the effect would be anti-dilutive.

11.	Segmented Information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration, which is consistent with the internal reporting reviewed by the Chief Operating Decision Maker, which is determined to the be the CEO. The Company's single operating segment is separated by geographic location.

The Company's non-current assets by geographic location are:

	May 31, 2012	May 31, 2011	June 1, 2010
Canada	$4,461,962	$3,934,755	$3,887,666
Peru	763,819	646,720	275,804
Total non-current assets	$5,225,781	$4,581,475	$4,163,470

The Company's loss and comprehensive loss by geographic location are:

	May 31, 2012	May 31, 2011
Canada	$218,663	$391,317
Peru	30,154	17,590
Total assets	$248,817	$408,907

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

12.	Related Party Transactions

		Years Ended
		May 31,	May 31,
	Notes	2012	2011

Doublewood Consulting Inc.	(i)	$112,500	$150,000
7346034 Canada Corporation	(ii)	21,000	33,000
Marrelli Support Services Inc.	(iii)	47,031	41,584
DSA Filing Services	(iv)	300	2,535

i)

For the year ended May 31, 2012, $112,500 (year ended May 31, 2011 - $150,000) was paid to the President and CEO of the Company for consulting services. Included in this amount was $61,375 (year ended May 31, 2011 - $75,250) capitalized to mining interests. Included in accounts payable as at May 31, 2012 is $nil (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to consulting services rendered.

ii)

For the year ended May 31, 2012, $21,000 (year ended May 31, 2011 - $33,000) in consulting fees was paid or accrued to the former Chief Financial Officer or a company controlled by the former Chief Financial Officer. Included in accounts payable as at May 31, 2012 is $nil (May 31, 2011 - $nil and June 1, 2010 - $6,000) in relation to consulting services rendered.

iii)

For the year ended May 31, 2012, $47,031 (year ended May 31, 2011 - $41,584) in consulting and professional fees was paid or accrued to the current Chief Financial Officer or a company controlled by the current Chief Financial Officer. Included in accounts payable as at May 31, 2012 is $2,471 (May 31, 2011 - $2,559 and June 1, 2010 - $2,536) in relation to consulting and professional services rendered.

iv)

For the year ended May 31, 2012, $300 (year ended May 31, 2011 - $2,535) in filing fees was paid or accrued to a company controlled by the current Chief Financial Officer. Included in accounts payable as at May 31, 2012 is $nil (May 31, 2011 - $nil and June 1, 2010 - $nil) in relation to filing services rendered.

v)

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

These transactions were in the normal course of operations and were measured at fair value.

There was no other remuneration of Directors or key management personnel (determined to be the Chief Executive Officer and Chief Financial Officer) for the year ended May 31, 2012 (2011 - $nil), except as noted above. The board of directors and select officers do not have employment or services contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options for their services.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

13.	General and Administration Expenses

	Years Ended
	May 31,	May 31,
	2012	2011

Investor relations, business development and reporting issuer costs	$73,929	$85,387
Professional fees	136,334	153,760
Management and consulting services	79,625	107,750
Office and administration	40,174	58,120
Other	-	6,568

	$330,062	$411,585

14.	Income Taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate on the net loss for the years ended May 31 is as follows:

	2012	2011

Net loss before recovery of income taxes	$(248,817)	$(408,907)

Expected income tax recovery	(68,425)	(120,791)
Tax rate changes and other adjustments	(31,271)	116,992
Effect of flow-through renunciation	166,375	-
Non-deductible expenses	7,444	-
Cost of issue	-	(51,329)
Change in tax benefits not recognized	(74,123)	55,128

Income tax expense	$-	$-

The 2012 statutory tax rate of 27.5% differs from the 2011 statutory tax rate of 29.54% because of the reduction in federal and provincial substantively enacted tax rates.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

14.	Income Taxes (Continued)

Deferred Income Tax Assets

Deferred income taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	May 31, 2012	May 31, 2011

Exploration expenditures	$5,750,700	$6,353,100
Non-capital losses - Canada	6,512,200	6,102,900
Non-capital losses - Peru	39,800	34,400
Marketable securities	325,300	325,300
Share issue and financing costs	52,100	176,000

The Canadian non-capital loss carry forwards expire as noted in the table below. Peruvian losses may be carried forward indefinitely but may only be applied against 50% of taxable income in each subsequent year. Share issue and financing costs expire from 2013 to 2015. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company's Canadian non-capital income tax losses expire as follows:

2015	$724,300
2026	1,366,100
2027	1,685,100
2028	1,760,300
2031	566,000
2032	410,400

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

15.	Conversion to IFRS

(i)	Overview

As stated in Significant Accounting Policies Note 2, these consolidated financial statements have been prepared in accordance with IFRS as issued by IASB.

The accounting policies described in Note 2 have been applied in preparing the consolidated financial statements for the year ended May 31, 2012, including comparatives at May 31, 2011, and in preparation of an opening IFRS statement of financial position at June 1, 2010 (the Company's Transition Date).

(ii)	First-Time Adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS consolidated statement of financial position as at June 1, 2010.

To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.
To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

The Company has applied the following mandatory exemptions in its preparation of an opening IFRS consolidated statement of financial position as at June 1, 2010.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS consolidated statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

The Company’s Transition Date IFRS consolidated statement of financial position is included as comparative information in the statements of financial position in these consolidated financial statements.

(iii)	Changes to Accounting Policies

The Company has changed certain accounting policies to be consistent with IFRS as is effective on May 31, 2012, the Company’s first annual IFRS reporting date. However, these changes to its accounting policies have not resulted in any significant change to the recognition and measurement of assets, liabilities, equity, revenue, expenses or cash flow within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

(a)	Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Canadian GAAP required a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the consolidated financial statements.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

15.	Conversion to IFRS (Continued)

(iii)	Changes to Accounting Policies (Continued)

(b)	Provision for environmental rehabilitation

IFRS requires the recognition of a provision for environmental rehabilitation for legal or constructive obligations, while Canadian GAAP only required the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to environmental rehabilitation have been changed to reflect these differences. There is no impact on the consolidated financial statements.

(c)	Flow through shares and deferred taxes

Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146. The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has adopted a policy to allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors. The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred and it is the Company’s intention to file the appropriate renunciation forms with the Canadian taxation authorities.

Further, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the consolidated statements of loss and comprehensive loss.

(d)	Presentation

Certain amounts in the consolidated statement of loss and comprehensive loss have been reclassified to conform to the presentation adopted under IFRS as noted in the following section. There was no impact on the presentation of cash flows as a result of the change to IFRS.

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

15.	Conversion to IFRS (Continued)

(iv)	Reconciliation between IFRS and Canadian GAAP

The June 1, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Canadian	IFRS
June 1, 2010	GAAP	Adjustments	IFRS

Assets

Current assets
Cash and cash equivalents	$1,432,824	$-	$1,432,824
Short term investments	25,037	-	25,037
HST and sundry receivable	26,416	-	26,416
Prepaid expenses	12,876	-	12,876

	1,497,153	-	1,497,153
Reclamation bond	13,699	-	13,699
Mining interests	4,149,771	-	4,149,771

	$5,660,623	$-	$5,660,623

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$89,284	$-	$89,284

Provision for environmental rehabilitation	13,699	-	13,699

	102,983	-	102,983

Shareholders' equity
Share capital (Note 15(iii)(c))	15,081,883	1,011,558	16,093,441
Warrants (Note 15(iii)(d))	1,455,333	-	1,455,333
Contributed surplus (Note 15(iii)(d))	8,982,005	-	8,982,005
Deficit (Note 15(iii)(c))	(19,961,581)	(1,011,558)	(20,973,139)

	5,557,640	-	5,557,640

	$5,660,623	$-	$5,660,623

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

15.	Conversion to IFRS (Continued)

(iv)	Reconciliation between IFRS and Canadian GAAP (Continued)

The May 31, 2011 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

	Canadian	IFRS
May 31, 2011	GAAP	Adjustments	IFRS

Assets
Current assets
Cash and cash equivalents	$1,177,679	$-	$1,177,679
Short term investments	25,286	-	25,286
HST and Sundry receivable	63,414	-	63,414
Prepaid expenses	17,718	-	17,718

	1,284,097	-	1,284,097
Reclamation bond	12,718	-	12,718
Mining interests	4,568,757	-	4,568,757

	$5,865,572	$-	$5,865,572

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$129,019	$-	$129,019

Provision for environmental rehabilitation	12,718	-	12,718
Deferred premium on flow-through
shares (Note 15(iii)(c))	-	80,667	80,667

	141,737	80,667	222,404

Shareholders' equity
Share capital (Note 15(iii)(c))	15,602,951	930,891	16,533,842
Warrants (Note 15(iii)(d))	1,509,367	-	1,509,367
Contributed surplus (Note 15(iii)(d))	8,982,005	-	8,982,005
Reserves (Note 15(iii)(d))	-	-	-
Deficit (Note 15(iii)(c))	(20,370,488)	(1,011,558)	(21,382,046)

	5,723,835	(80,667)	5,643,168

	$5,865,572	$-	$5,865,572

Grandview Gold Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Year Ended May 31, 2012

15.	Conversion to IFRS (Continued)

(iv)	Reconciliation between IFRS and Canadian GAAP (Continued)

The year ended May 31, 2011 Canadian GAAP consolidated statement of loss and comprehensive loss has been reconciled to IFRS as follows:

	Canadian	IFRS	IFRS
Year ended May 31, 2011	GAAP	Adjustments	Reclassifications	IFRS

Expenses:
Investor relations, business development and reporting issuer maintenance costs	$85,387	$-	$(85,387)	$-
Professional fees	153,760	-	(153,760)	-
Management and consulting services	107,750	-	(107,750)	-
Office and administration (Note 15(iii)(d))	58,120	-	353,465	411,585
Exploration evaluation expenses	8,568	-	(8,568)	-
Gain on disposition of mineral property rights	(2,000)	-	2,000	-

Operating loss before the following	(411,585)	-	-	(411,585)
Interest income	2,678	-	-	2,678

Net loss and comprehensive loss	$(408,907)	$-	$-	$(408,907)

ITEM 19: Exhibit Index

Articles of Incorporation/Bylaws as currently in effect:

1.1.	Certificate of Incorporation, Loisan Red Lake Gold Mines Limited, November 23, 1945. (1)

1.2	Articles of Amendment dated September 22, 1983. (1)

1.3	Articles of Amendment dated April 9, 1987. (1)

1.4	Articles of Amendment dated July 6, 2004. (1)

1.5	By-laws of the Company dated January 14, 1987. (1)

(1)	(incorporated by reference to Form 20-FR12G for the registration of securities filed on May 5, 2005)

4. Material Contracts

4.1	Option Agreement with Fronteer Development Group Inc. and the Company, dated as of August 26, 2005; (1)

4.2	Consulting Agreement dated June 8, 2006 between the Company and Paul Sarjeant; (2)

4.3	Consulting Agreement dated October 31, 2006 between the Company, Doublewood Consulting, and Paul Sarjeant; (2)

4.4	Option Agreement between EMCO Corporation SA and the Company made effective as of October 30, 2006; (3)

4.5	Amendment to Option Agreement between EMCO Corporation SA and the Company dated June 18, 2007. (3)

(1)	(incorporated by reference to Amended Form 20-FR12G for the registration of securities filed on January 4, 2006)
(2)	(incorporated by reference to Form 20-F for the year ended May 31, 2006 filed on December 26, 2006)
(3)	(incorporated by reference to Form 20-F for the year ended May 31, 2007 filed on December 12, 2007)

8.1 List of Subsidiaries of the Company

The Corporation has a wholly owned subsidiary incorporated pursuant to the laws of Nevada on July 16, 2008, under the name Grandview Gold (USA) Inc. Grandview Gold (USA) Inc.

On July 26, 2009 the Corporation created a wholly owned subsidiary pursuant to the laws of Peru under the name Recuperacion Realzada S.A.C.

12 Certifications

12.1	Section 302 Certification of the Company’s Chief Executive Officer

12.2	Section 302 Certification of the Company’s Chief Financial Officer

12.3	Section 906 Certification of the Company’s Chief Executive Officer

12.4	Section 906 Certification of the Company’s Chief Financial Officer

15. Additional Exhibits

15.1	2006 Stock Option Plan (1)

15.2	Audit Committee Charter (2)

15.3	Giulianita Binding Memorandum of Understanding (3)

15.4	Property Agreement with Miguel Saldana (3)

15.5	Purchase and Sale Agreement with Centershield Gold Mines Inc. - November 2010 (3)

15.6	Purchase and Sale Agreement with Centershield Gold Mines Inc. - August 2010 (3)

15.7	Letter dated April 9, 2012 of McCarney Greenwood LLP to the SEC, as required by Item 16F of Form 20-F (4)

15.8	Amendment to Giulianita Binding Memorandum of Understanding

(1)	(incorporated by reference to Form 20-F for the year ended May 31, 2006 filed on December 26, 2006)
(2)	(incorporated by reference to Amended Form 20-FR12G for the registration of securities filed on November 15, 2005)
(3)	(incorporated by reference to Form 20-F for the year ended May 31, 2011 filed on December 1, 2011)
(4)	(incorporated by reference to Amended Form 20-F for the year ended May 31, 2011 filed on April 9, 2012)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRANDVIEW GOLD INC.

By: /s/ Paul Sarjeant
Paul Sarjeant
President

Dated: August 27, 2012